aegon

Integrated Annual Report 2025



Contact

Head office
Aegon Ltd.
World Trade Center Schiphol
Schiphol Boulevard 223
1118 BH Schiphol
The Netherlands
www.aegon.com

Investor relations
E-mail: ir@aegon.com

Media relations
E-mail: gcc@aegon.com

Agent for service in the United States of America
Andrew S. Williams
E-mail: Andrew.S.Williams@transamerica.com

Colophon
Consultancy and design: DartDesign, Amsterdam (NL)
Editing and production: Aegon Corporate Communications (NL)
Typesetting: DartDesign, Amsterdam (NL)



Welcome

Welcome to Aegon Ltd.'s Integrated Annual Report (Annual Report) 2025, which provides an overview of how we managed our business during the past year. The report outlines our business environment, our strategy, and sustainability approach. We describe the material topics that were identified through our double materiality assessment (DMA) process, and explains how we address them through our purpose and strategy to steer our business and create long-term value for our stakeholders. The report also contains Aegon Ltd.'s 2025 consolidated financial statements and its 2025 standalone financial statements.

We have prepared the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

The report also contains Aegon's 2025 Sustainability statement, which was prepared in accordance with the European Sustainability Reporting Standards, as referred to in the EU Accounting Directive, and with the specifications adopted pursuant to Article 8(4) of the EU Taxonomy Regulation. The report also conforms to Bermuda laws and regulations. On December 31, 2025, Aegon qualified as a non-resident company under the Dutch Act on Non-Resident Companies. Consequently, this report has been drawn up in line with the applicable requirements set out in Title 9 of Book 2 of the Dutch Civil Code. In line with these requirements, the Board Report consists of the chapters "About Aegon" and "Governance and risk management," and the "Sustainability statement."

In compliance with the requirements that result from our listing on the New York Stock Exchange, we also prepare an Annual Report on Form 20-F in accordance with the requirements of the U.S. Securities and Exchange Commission.

Throughout this document, Aegon Ltd. is also referred to as either "Aegon," "the Holding," or "the company." For the purposes of this report, "group companies" shall mean, with respect to Aegon Ltd., those entities consolidated in accordance with applicable legislation relating to consolidated accounts.

References to "NYSE" and "SEC" relate to the New York Stock Exchange and the U.S. Securities and Exchange Commission, respectively. This report uses "EUR" and "euro" when referring to the lawful currency of European Monetary Union member states; "USD" and "US dollar" when referring to the lawful currency of the United States; and "GBP," "UK pound," and "pound sterling" when referring to the lawful currency of the United Kingdom.

If you have any comments or suggestions regarding this report, please contact our headquarters in Schiphol, the Netherlands. Contact details can be found at www.aegon.com.

PDF/printed version
This document is the PDF/printed version of the Annual Report 2025 of Aegon Ltd. and has been prepared for ease of use and does not contain European Single Electronic Format (ESEF) information as specified in the Regulatory Technical Standards on ESEF (Delegated Regulation (EU) 2019/815). The Annual Report 2025 was made publicly available pursuant to section 5:25c of the Dutch Financial Supervision Act ("Wet op het financieel toezicht") and was filed with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) in European single electronic reporting format (the ESEF package). The ESEF package is available on the company's website and includes a human-readable XHTML version of the Annual Report 2025. The report of the independent auditor is issued with the ESEF reporting package. In the event of any discrepancies between this PDF/printed version and the ESEF package, the latter prevails.



Contents

Our purpose

As many people live for longer, the idea of a fixed, three-stage life – education, work, and retirement – no longer applies. Today, people increasingly mix periods of study, work, and career breaks, with new beginnings blending into countless combinations. Longer lives are not just about adding years, but also gaining the freedom to explore more opportunities.

These changes bring both challenges and possibilities. Whereas earlier generations often expected to slow down in retirement, many people today look forward to their later years being some of the most rewarding. Realizing that potential, however, requires more than just optimism: financial empowerment is key.

For Aegon, financial empowerment is central. Without the ability to plan, insure, and invest with confidence, opportunities can remain out of reach. By offering solutions that support financial security and flexibility, we help people make choices that fit their circumstances, whether that means pursuing a new career path, supporting their family, or enjoying retirement on their own terms.
Social empowerment strengthens this foundation, giving people the networks, connections, and the sense of belonging that will help them thrive as they live longer lives.

And while health and vitality are part of the picture, our greatest contribution as an insurance and financial services company is to strengthen the financial foundations that enable people to take control of their future and realize these possibilities.

Across our markets, people are seeking partners they can trust to help them navigate this new reality. At Aegon, we are committed to being that partner. Through our businesses, we support the shift from the traditional three-stage life to a multi-stage one, enabling people from all walks of life to shape their journeys with confidence.

That is why we are guided and united by a single, clear purpose: *Helping people live their best lives.*



Who we are

Aegon is an international financial services group, with origins dating back to the first half of the 19th century, that helps millions of people plan, protect, and invest for their future. Through our businesses and partnerships, we offer life insurance, retirement, and asset management solutions that give people the confidence to live their best lives.

Headquartered in Schiphol, the Netherlands, and domiciled in Hamilton, Bermuda, Aegon operates businesses that reflect our purpose and our commitment to creating long-term value for our customers, shareholders, employees, and society.

Business overview

Aegon's portfolio includes fully owned businesses in the Americas and the United Kingdom, a global asset manager, and a life insurer that serves affluent and high-net-worth individuals predominantly in Asia. Aegon also has insurance joint ventures in Spain & Portugal, China, and Brazil, and asset management partnerships in France and China, as well as a strategic shareholding in the Dutch insurance company a.s.r.

Aegon allocates capital toward profitable opportunities across these markets and leverages the talent, knowledge, processes, and technologies of its different businesses. Aegon derives its revenue and earnings from insurance premiums, investment returns, fees, and commissions. Aegon is growing its direct and affiliated distribution capabilities to engage directly with customers.

Customers [1]
24.9 million

Weighted average carbon intensity [2] (tCO$_2$e/EURm revenue)
219

Operating result [3, 5]
EUR 1,702 million

Cash Capital at Holding [1]
EUR 1.3 billion

Annual employee engagement score [4]
76%

Free cash flow [3]
EUR 829 million

Revenue-generating investments [1]
EUR 892 billion

1   At year end.
2   Weighted average carbon intensity (WACI) of corporate fixed income and listed equity general account assets.
3   Full year result.
4   Refer to the Creating Sustainable Value chapter in the Employees section and onward for further information.
5   Non-IFRS financial measure. For reconciliation to the most directly comparable IFRS measure, see note 5 Segment information.

Our businesses

In the **Americas**, Aegon operates primarily under two brands. The first, Transamerica, is a leading provider of life insurance, retirement, and investment solutions in the United States. The business serves millions of customers with a strong track record of making financial services available to the many, not just the few. Transamerica's four business segments – Distribution, Savings & Investments, Protection Solutions, and Financial Assets – reflect this strategy.

The second brand is World Financial Group (WFG), an affiliated network of over 95,000 licensed agents who provide access to life insurance and investment products across the United States and Canada.

In the **United Kingdom**, Aegon aims to become a leading digital savings and retirement platform provider in the workplace and advisor markets. The company offers a broad range of solutions to individuals, advisors, and employers. Aegon UK serves its customers through a combination of workplace and retail financial advisors.

In **Spain & Portugal**, Aegon has a strategic partnership with Banco Santander to distribute life, health, and non-life insurance products through the bank's branches, with Aegon owning a 51% stake in the joint venture. Aegon's own distribution channel offers life insurance, health insurance, and pension products.

In **China**, Aegon owns a 50% stake in Aegon THTF Life Insurance Company, which offers life insurance solutions through a network of branches.

In **Brazil**, Aegon has a 59.2% economic interest and 50% of voting common shares in Mongeral Aegon Group (MAG Seguros), the country's third-largest independent life insurer. MAG Seguros offers individual protection solutions. Together with Banco Cooperativo do Brasil (Bancoob), MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil's largest cooperative financial system.

Transamerica Life (Bermuda) provides life insurance solutions to affluent and high-net-worth individuals, mainly in Asia, through offices in Hong Kong and Singapore. This business is supported by a recently opened representative office in Dubai.

Aegon Asset Management (Aegon AM) is a global investment manager providing solutions across fixed income, equities, multi-asset, and alternative investments. The business focuses on long-term investment performance for its clients, leveraging deep expertise in retirement-related and sustainable investment solutions.

Aegon AM operates through local subsidiaries and partnerships. It has long-standing joint businesses, including Aegon Industrial Fund Management Company in China (where Aegon owns a 49% stake) and La Banque Postale Asset Management (LBP AM) in France (where Aegon AM owns a 25% stake).

In the Netherlands, Aegon owns a **strategic shareholding** in a.s.r. following the 2023 transaction to combine Aegon Nederland with a.s.r. On September 3, 2025, Aegon reduced its shareholding in a.s.r. from approximately 30% to approximately 24%.

Further information about our businesses can be found in the business overview section of this report.

Milestones

Q1

- Strategic partnership began with the H'ART Museum, a renowned art institution based in Amsterdam. The partnership will run for an initial period of two years.

- A EUR 150 million share buyback began, having been announced on November 15, 2024.

- Transamerica unveiled a refreshed brand identity, marking the third phase of Aegon's brand transformation, which began in June 2023.

- Aegon launched an investment program to support the community of Bermuda, in line with its purpose of *Helping people live their best lives*. The new program has three components: education, financial and social empowerment, and a grant to the Bermuda Foundation.

- Aegon announced proposed changes to its Board of Directors (BoD), including the nomination of David Herzog, Lori Fouché, and Jay Ralph for election to Aegon's Annual General Meeting of Shareholders (AGM).

Q2

- Aegon moved into its new headquarters to WTC Schiphol.

- Aegon reset the annual interest rate on its NLG 250 million perpetual cumulative subordinated bond, which was originally issued in 1995, at 3.568%.

- Aegon's AGM approved all resolutions on the agenda.

- WFG Canada announced a significant expansion of its partnership with Manulife, one of Canada's leading life insurers.

- Aegon completed a EUR 150 million share buyback program that began on January 13, 2025.

Q3

- Aegon began a EUR 200 million share buyback program that was announced on May 16, 2025. Aegon later announced that it would increase the share buyback program by EUR 200 million to EUR 400 million.

- Aegon announced a review of the potential relocation of Aegon's legal domicile and head office to the United States.

- Aegon announced the sale of 12.5 million a.s.r. shares through an accelerated bookbuild process to qualified institutional investors, reducing its shareholding in a.s.r. from approximately 30% to approximately 24%.

- MSCI upgraded Aegon's ESG Rating from "AA" to "AAA", the highest possible score.

Q4

- Aegon announced that David Herzog would succeed William Connelly as Chairman of the BoD as of November 13, 2025. In line with previous announcements, Mr Connelly retired as Chairman and member of the BoD on the same date. Aegon also announced it will propose to appoint Leni Boeren as a new member of its BoD to its 2026 AGM.

- Aegon and its US business, Transamerica, highlighted the efforts of nonprofit Hope & Heroes at the NYSE's 102nd Annual Tree Lighting Event.

- Aegon held its Capital Markets Day (CMD) in London, where it provided updates on Transamerica and Aegon AM's strategy, provided financial ambitions for the next two years, and announced its decision to relocate its head office and legal seat to the US and be renamed Transamerica Inc. at the completion of the transition. Aegon also announced a strategic review of the UK, the further execution of Aegon's strategy to reduce capital employed in Financial Assets through a reinsurance transaction on part of its SGUL block, and a new EUR 400 million share buyback program for 2026.

- Aegon announced the completion of its EUR 400 million share buyback program, which initially began as a EUR 200 million initiative on July 1, 2025 and was later expanded.



"In 2025, we remained focused on executing our strategy and continued to make long-term decisions about our future."

Lard Friese
Chief Executive Officer



CEO interview

Entering a new chapter of growth

2025 was a landmark year for Aegon, especially with the decision to relocate the head office and legal seat to the US. Can you walk us through what drove that decision?
We started our transformation process in 2020, which was aimed at turning Aegon into a high-performing group of well-positioned businesses, anchored by a solid balance sheet, exceptional customer service, and engaged, well trained employees – operating in a select number of markets. We had to make profound and sometimes difficult decisions along the way, but they were necessary and that work has paid off. Today, we are a strong, focused, well-performing company. The success of the transformation so far allows us to take the next step.

At our Capital Markets Day (CMD) in London in December, we shared a sharper strategy for the next phase of our transformation. At the heart of this strategy is our ambition to become a leading US life insurance and retirement group, with international subsidiaries in insurance and asset management. This ambition reflects where our business already is today. Transamerica represents approximately 70% of our operations and offers the strongest growth potential. It is in this context that we made the decision to make our biggest market our home market. Following a thorough review process that was announced in August, we communicated the decision to relocate our head office and legal seat to the US at that same CMD.

The decision to relocate was not taken lightly. We spoke with a wide range of stakeholders during the review process and looked at it very carefully from every angle. Aligning our head office and legal seat with where we generate most of our value – and where we see the biggest opportunities ahead – simply makes sense. We believe it will make Aegon more efficient, more transparent, and easier for all our stakeholders to understand.

Over time, we will seek inclusion in more US-focused indices, which can further broaden our investor base. We will move to US GAAP as our reporting standard, which will align our disclosures more closely with US peers and improve comparability. We plan to begin reporting under US GAAP with our full-year 2027 results. This is a complex transition, and it needs focus. Therefore, to support the operational efforts it requires, we will stop publishing trading updates in 2026 and 2027, and focus on half-year reporting.

Of course, we also spoke extensively with our internal stakeholders, particularly colleagues working for Aegon's head office who are directly affected by this decision. What makes me particularly proud is how our teams are approaching this process: thoughtfully, professionally, and with real empathy, while keeping a clear eye on the future.

But why now? Why not when Aegon moved its legal seat from the Netherlands to Bermuda in 2023?
That question comes up often, and it is a fair one.

Like I said, our transformation journey actually began in 2020, and we took another important step when we announced our Transamerica strategy at our 2023 CMD. At that time, we were not ready to make the US the clear center of gravity for the company. Too many factors required more certainty or internal resources: our management team in the US was relatively new; we needed to see more results from the execution of the US strategy we had just announced; we were wrapping up the implementation of IFRS17 and US GAAP was not yet available to us; and there was the closing of the a.s.r. transaction, to name but a few. Today, the situation is different.

We are now seeing the results of the successful execution of the US strategy, and we have completed many of these organizational milestones I mentioned. As a result, we are ready to take the next step. Our ambition is clear: we want to become a leading US life insurance and retirement group, serving everyday American families and small- to medium-sized businesses.

We are confident we have the team, the distribution network, and the momentum to make it happen.

And you're not just relocating. You're also renaming. Why?
I recognize that this is an emotional topic for many people, and I understand why they feel strongly about such a well-known brand leaving the Netherlands. Aegon is an iconic Dutch brand with a proud history, and that heritage deserves the utmost respect.

Having said that, it is important to acknowledge that Transamerica is a strong and iconic brand in its own right. It has been serving customers in the United States for over a century and is deeply rooted in American society. Millions of families know and trust that name. As we position ourselves as a leading US life insurance and retirement company, it is logical that the holding company reflects the brand that represents the majority of our business today. It is important to note that our operating businesses will continue to use their existing brands in their respective markets.

We can honor our history and embrace the future at the same time.

At Aegon's 2025 CMD, you presented the next phase of the strategy. What was your key message?

For me, there were three key messages: First, we achieved or outperformed our targets. Second, we chose a clear path forward. And third, we raised our ambition to become a leading force in the US life insurance and retirement industry. A leader that serves "Main Street" American families and medium-sized companies. We continue to differentiate clearly between Strategic Assets, product lines we want to grow, and Financial Assets, legacy blocks where we aim to reduce capital employed and risk sensitivities over time. Against this backdrop, we have undertaken a reinsurance transaction to further strengthen Transamerica's risk profile, reducing volatility and enhancing the business's operating capital generation and remittances.

So, the new phase of your strategy is purely focused on the US?

As mentioned before, our ambition is to become a leading US life insurance and retirement group, with international subsidiaries in insurance and asset management. Given the kind of products and services we offer our customers, we are very pleased with our global asset manager, Aegon Asset Management (Aegon AM). They are an important enabler of our strategy and at our CMD we shared that we are sharpening the focus of Aegon AM by growing third-party revenues, improving efficiency and continuing to collaborate closely with our insurance businesses.

Our businesses in Spain & Portugal, Brazil, China, and Transamerica Life Bermuda – which services high-net worth clients out of Hong Kong and Singapore – are mostly joint ventures with strong local partners that operate in some of the most promising markets in the world. These companies continue to grow successfully and we remain committed to investing in their profitable growth.

For Aegon UK, we are reviewing our options to maximize value for stakeholders. This includes a potential divestment.

How does M&A fit into the new phase of your strategy?

We are focused on profitably growing our business organically. However, if opportunities arise that fit our strategy and create long-term value, we will evaluate them against strict financial and non-financial criteria. If they make sense, our financial flexibility enables us to act. If they don't, we won't.

And how do you look back on Aegon's 2025 performance?

I am proud of the solid results we delivered. Despite a challenging environment - higher inflation, elevated interest rates, and global uncertainty - we remained focused on executing our strategy and continued to make deliberate, long-term decisions about our future. We met or exceeded our financial targets, maintained a strong balance sheet, and continued to return capital to shareholders.

Operating capital generation before holding and funding expenses increased to EUR 1.3 billion, ahead of target, demonstrating the resilience and cash-generating capacity of our businesses. Our operating result rose by 15% compared with 2024 to EUR 1.7 billion, supported by business growth across our units, favorable market impacts, and improved experience variances in both the Americas and our International businesses. Free cash flow amounted to EUR 829 million, consistent with our ambitions and underpinning our ability to return capital to shareholders.

In 2025, we sold part of our a.s.r. stake for gross proceeds of EUR 700 million, reducing our shareholding to around 24%. For the remaining stake, we remain a patient shareholder and will hold it until the share price reflects intrinsic value, or value-creating opportunities arise.

Additionally, we saw important changes to our Board. We bid farewell to long-standing Board member Dona Young, with deep gratitude for all her contributions over the years, and welcomed Lori Fouché and Jay Ralph as new members. Most importantly, David Herzog stepped into the role of Bill Connelly as Chair. I'm very grateful for Bill's support and our close collaboration over the years and would like to officially and warmly welcome David.

How did you bring Aegon's purpose to life in 2025?

Our purpose guides our decisions. *Helping people live their best lives* comes down to financial empowerment: giving customers the confidence to make informed financial decisions that impact their future.

In the US, for example, Transamerica continued to expand access to protection and retirement solutions for middle income families. Transamerica's distribution network, World Financial Group (WFG), grew to over 95,000 licensed agents, helping more people in Canada and the US gain access to affordable protection, guidance, and tools to build financial resilience. In the UK, we launched Mylo, helping customers consolidate pensions and navigate key life moments. In Brazil, our joint venture MAG Seguros launched an initiative to provide life insurance to the country's 18 million favela residents - people for whom insurance has often not been an option. Another program supports families after a payout, pairing them with a financial advisor to help make informed decisions.

At the other end of the spectrum, Transamerica Life Bermuda launched Opus One Indexed Universal Life, supporting high-net-worth customers in planning their financial legacy.

Whether we are supporting communities in Brazilian favelas, high-net-worth families in Hong Kong, or middle-income families in the US, step by step we are helping people to make better financial choices. That is the essence of our purpose.

Sustainability has become a widely debated term in business this past year. How did your sustainability approach evolve over the year?

Sustainability remains important to us, and how we approach long-term value creation. As a provider of protection, retirement, and investment solutions, we aim to act as responsible stewards: managing risks carefully, allocating capital thoughtfully, and considering the broader environment in which our customers live and businesses operate.

Overall, our sustainability approach has become more data-driven and integrated with our business strategy. For example, in 2025, we completed a new double materiality assessment, required to comply with new EU reporting requirements. This assessment helps identify the topics that matter most to our stakeholders and our long-term performance. For us, those material topics are customers, business conduct, human capital, and climate change. In addition, financial empowerment was one of the material topics that emerged during the exercise, directly linking our societal impact to our purpose and products.

We continue to be recognized for the work that we do. For example, in 2025 MSCI had upgraded Aegon's ESG rating from AA to AAA. While ratings are not an objective in themselves, they are an acknowledgement of the progress in strengthening governance, managing sustainability related risks, and improving transparency, including alignment with new EU reporting standards.

AI is also a hot topic on many agendas. How is Aegon using AI?

AI is helping us work more efficiently, scale as we grow, and improve customer experiences. For example, in the US, we're automating parts of underwriting and strengthening fraud detection and service. In Spain and Brazil, teams are using AI to better understand customers, support sales, and streamline claims.

While AI can bring challenges around responsible use, governance, and data protection, we are already seeing tangible benefits. AI can strengthen how we operate, but it doesn't replace the human side of our business. Trust, advice, and real relationships remain at the core and that will remain in the capable hands of our people.

Aegon has been through a lot of change. What has stood out to you about how employees have responded?

Our people are truly the heartbeat of Aegon, and what stands out to me is their resilience and adaptability.

We have seen a lot of change both inside and outside our company. Yet, our colleagues have continued to innovate, serve our customers, and help our company deliver results every day. And I am impressed by their passion with which they deliver on our customer service. Additionally, colleagues working for the head office have been involved in the exploration and the preparations for the relocation to the US. And they have done so with great professionalism and care. I want to thank each and every one of our employees for their continued commitment and contributions.

I am proud to see that, despite the many organizational changes, engagement remains strong. Our latest Global Employee Survey saw high participation and showed that colleagues are proud to be a part of Aegon.

It is important to me, from both a personal and business perspective, to continue building an environment where colleagues can bring their full selves to work. That diversity of thought and experience is essential to the culture we want to build, and the service and innovation we want to offer our customers.

Looking ahead, what will success look like a year from now, and what gives you confidence?

A year from now, I would like to see us making tangible progress on the strategy we set out at our CMD. That means continuing to simplify the business, grow profitably in all our markets and to make the company more efficient, while improving the experience for both customers and colleagues.

I expect us to take important steps on our relocation journey. This includes engaging with our shareholders to obtain their approval via an extraordinary general meeting expected in the fourth quarter of 2026 and taking the next steps toward US GAAP reporting with our full-year 2027 results. Those milestones matter, but they are part of a broader journey rather than an endpoint.

What gives me confidence is our combination of purpose, performance, and people. We have a clear direction, strong businesses, and colleagues united around a shared ambition: building leading businesses that offer investment, protection, and retirement solutions. I see that every day in the way teams collaborate, challenge each other, and stay focused – even when things are complex.

2025 was a turning point, and I am confident we are ready for the next frontier.

Our business environment



Aegon operates in a dynamic environment shaped by economic, demographic, technological, and sustainability developments.

Understanding these trends enables us to anticipate change, refine our strategy, and identify opportunities to create lasting value for our stakeholders.

Macroeconomic and geopolitical context

In 2025, the world economy remained resilient. Global GDP grew moderately by approximately 3%, supported by ongoing business investment, technological advances, and improving labor markets. Inflation remained above central bank targets in several major economies, reflecting higher energy costs and wage growth. However, it was generally more contained than in previous years. Central banks maintained a cautious stance, balancing price stability with the need to sustain economic activity.

Equity markets maintained upward momentum, buoyed by corporate earnings and optimism regarding productivity gains from new technologies. Although financial conditions tightened in some regions, and there were periods of increased volatility during the year, overall market confidence remained strong.

The political environment remained complex, with political polarization persisting in many advanced economies. Political and social divisions continued to influence policy debates on immigration, climate, and taxation, with impacts on labor markets, investment flows, and consumer confidence.

Meanwhile, the geopolitical landscape continued to shift with the global order becoming increasingly fragmented and influence moving toward a multipolar system. Strategic competition among major blocs – including the United States, the European Union, and China – continued to reshape trade, alliances, and market access. Active conflicts in Ukraine and the Middle East, and regional tensions elsewhere, further disrupted supply chains and energy security. The increased use of tariffs, sanctions, and trade restrictions created further uncertainty for multinational businesses.

In this increasingly complex global landscape, Aegon continues to monitor and respond to macroeconomic and geopolitical developments that may impact our operations and strategic direction. Our 2025 Emerging Risk Scan underscored deglobalization, geopolitical fragmentation, and geoeconomic shifts as key themes.

It also assessed Aegon's preparedness for adverse developments, as well as routes to further strengthen our preparedness; for example, through scenario analysis and the identification of potential management actions. Relevant in this context is that Aegon has a well-developed crisis management framework.

Demographics and longevity

Demographic change continues to reshape economies and societies around the world. Many developed markets are facing a combination of aging populations and declining birth rates, which is putting pressure on labor markets, pension systems, and public finances. These shifts are influencing savings behavior, spending patterns, and the design of social support systems. Meanwhile, emerging markets are experiencing a different dynamic, with younger populations creating new engines for growth and consumption.

At the same time, people are living longer, and expectations of what later life can look like are evolving. Advances in healthcare, medical research, and lifestyle management are extending life expectancy and improving quality of life. The growing use of metabolic and chronic-disease treatments, such as weight loss - or GLP-1 - drugs, illustrates how medical innovation is reshaping wellbeing and longevity. While such developments hold promise for healthier and more active lives, they also raise questions about long-term effects, affordability, and equitable access.

Longer lives present both opportunities and challenges for societies. They can support economic activity through longer participation in the workforce and growing demand for education, housing, and leisure. But they also require adjustments to how individuals, employers, and governments plan for financial security, healthcare, and retirement.

As we move into 2026, public finances in many developed markets continue to face structural pressure from high debt levels and aging populations. Governments are balancing the need for fiscal discipline with investment in infrastructure, innovation, defense, and social programs. For long-term investors such as Aegon, these conditions underscore the importance of resilience, prudent capital management, and sustainable value creation.

New technologies and innovation

Technological innovation continued to accelerate in 2025, reshaping industries and business models. Artificial intelligence (AI) and automation are driving efficiency gains and creating new opportunities for customer engagement and operations optimization. Companies across sectors are adapting to this transformation by investing in digital capabilities and data infrastructure.

Different regulatory approaches have emerged across regions. The European Union's Artificial Intelligence Act, which entered into force in August 2024, established one of the first comprehensive frameworks for the responsible use of AI. Meanwhile, other markets, including the United States, are taking more decentralized approaches.

The growing demand for data processing and computing power has also drawn attention to energy use and the environmental footprint of digital infrastructure. At the same time, the rising of cybersecurity risks and misinformation underscores the importance of strong governance and digital trust.

In 2025, Aegon continued to explore the potential of AI, with an initial focus on internal productivity and operational support, while maintaining a cautious approach to customer-facing applications. As AI innovation accelerates, Aegon aims to prioritize the safe and responsible use of these technologies, including protecting sensitive information, responding to evolving regulatory expectations across jurisdictions, and managing dependencies on external technology providers.

Sustainability developments

The global sustainability landscape in 2025 remained complex. While the transition to a low-carbon economy continued, progress varied among regions. Europe maintained its momentum through new disclosure and climate-related regulation, while the United States and parts of Asia pursued more market-driven approaches. This created both opportunities for innovation and complexity for multinational companies operating across jurisdictions.

Physical climate risks became increasingly visible during the year, with a rise in extreme weather events affecting communities and infrastructure. At the same time, concerns over energy security and renewed investment in fossil fuels reflected the challenge of balancing short-term needs with longer-term transition goals.

Capital markets continued to integrate sustainability considerations into investment decisions, establishing a closer link between climate performance and access to capital. Companies were expected to demonstrate measurable progress, transparency, and alignment with local regulatory frameworks.

For Aegon, these developments reaffirm the importance of embedding sustainability across all facets of our business as global expectations evolve, from responsible investment and product design to operations and risk management. We continue to integrate sustainability considerations into investment and business practices while managing the differing pace of transition across markets. At the same time, we remain focused on supporting a balanced transition, enhancing financial and social resilience, and helping people secure a better future in a rapidly changing world.



Our strategy

At Aegon, we build leading businesses that can thrive in a changing environment and that respond to the evolving needs and expectations of our stakeholders.

We aim to give people the confidence and flexibility to live their best lives and contribute to a better world. As we work to realize our vision to create leading businesses in investment, protection, and retirement solutions, we also consider the opportunities and challenges our stakeholders face in today's evolving financial services landscape.

As communicated at our Capital Markets Day (CMD) in December 2025, we have concluded that the future of our company is in the United States (US). In the world's largest and most dynamic insurance market, we are positioning ourselves to capture significant growth opportunities in life, protection, and retirement solutions. Our ambition is to become a leading US life insurance and retirement group, reflecting the scale and growth potential of Transamerica, which represents approximately 70% of our operations. As an enabler of this ambition, we are relocating our head office and legal seat to the US. Following completion of the relocation, we plan to rename the holding company Transamerica Inc., while our business units will continue to operate under their current brands. We aim to become a domestic issuer in the US by January 1, 2028, and to report our 2027 full-year results under the US GAAP accounting standard.

Guided by our purpose

Our purpose of *helping people live their best lives* guides how we engage with our customers as well as our wider stakeholder community. We aim to maximize value for all stakeholders by enabling them to seize the opportunities presented by a changing demographic landscape and to join us in helping to shape a healthy, equitable world. This approach provides the foundation for Aegon's vision and strategy, as well as all subsequent business planning and decision-making.

Aegon's investment, protection, and retirement solutions are designed to help our customers navigate a longer, multi-stage life and make the right choices for their future. For our workforce, we aim to foster a purpose-led, inclusive culture that leads to rewarding and fulfilling career opportunities. We seek to cultivate strong, respectful relationships with our suppliers and business partners that enable them to support our customers. For our investors, we focus on generating predictable, competitive returns.

In addition to addressing the needs and expectations of our immediate stakeholders, we seek to have a positive impact on the world around us through our sustainability approach. This includes our long-standing commitment to responsible investing, our net-zero ambitions, and our focus on fostering a fair and inclusive company.

Building on our strengths

At the holding level, Aegon is responsible for developing its strategy, allocating capital, defining its risk appetite, setting targets, supporting talent development, and driving performance and strategy implementation. We also take a centralized approach to determining functional mandates, setting global policies and frameworks, and providing shareholder services. In parallel, our businesses develop local strategies and operating plans within the company's strategic framework and ensure their implementation.

One of Aegon's most important resources is the deep knowledge and expertise of its global workforce. Across our businesses and partnerships, we aim to attract, retain, and develop talent, and we leverage synergies where relevant; for example, through the strong links between our businesses and our global asset manager. Similarly, Aegon's asset management teams strive to deliver strong investment returns for their third-party customers and Aegon's own insurance balance sheets, while contributing significantly to the company's US strategy.

Clear strategic focus, delivered through our businesses and partnerships

Since 2020, Aegon has taken structured steps to become a more focused company with improved operational performance, a stronger balance sheet, and an enhanced risk profile. The strategy presented at our 2025 CMD builds on the successful execution of our transformation journey and positions us as a US-based life insurance and retirement group.

United States: building a bigger, broader, more profitable industry leader with Transamerica

Transamerica is an iconic brand at the heart of "Main Street" America with unique customer access points. This makes it strongly positioned to serve middle-market and mass-affluent families and medium-sized companies - a large, underserved segment of the US marketplace - through advantaged distribution and a broad product portfolio.

Transamerica's ambition is to become America's leading "Main Street" life insurance and retirement company by continuing to grow its portfolio of Strategic Assets. Separately, the company manages legacy blocks of business - its Financial Assets - where we aim to reduce capital employed and risk sensitivities over time.

Distribution (including WFG)

The Distribution business segment focuses on the distribution of life insurance and annuity products to "Main Street" America and consists mainly of World Financial Group (WFG), an affiliated network of over 95,000 licensed agents in the US and Canada. Transamerica aims to develop this distribution engine, grow the network of WFG agents to around 110,000 agents by 2027, and expand relationships with third-party providers. The business plans to modernize its technology to meet evolving customer needs, while maintaining a relentless focus on productivity. Transamerica is targeting WFG total life sales growth of 14% per year to around USD 900 million, and total annuity sales growth of 7% per year to around USD 5 billion in 2027, resulting in double-digit revenue and earnings growth rates over the period.

Protection Solutions

The Protection Solutions business segment includes the life insurance, health insurance (employee benefits), registered indexed annuities, and variable annuities lines of the Transamerica business, which it aims to grow strategically. These products are distributed through WFG and other distribution channels. Transamerica aims to leverage its modernized life operating model in the Protection Solutions business segment by expanding the product offering, increasing profitability, and enhancing distribution across WFG and third-party channels. At Aegon's 2025 CMD, Transamerica shared that it targets to increase new life sales by 15% per year to around USD 720 million in 2027 at attractive returns, and to continue to grow annuity sales.

Transamerica is also exploring options to expand into the attractive Fixed Indexed Annuities segment. This includes plans to invest in the necessary capabilities, while being highly selective in how it enters this marketplace.

Savings & Investments (Retirement)

Transamerica's Savings & Investments business segment offers retirement plans, mutual funds, collective investment trusts, and stable value solutions. In retirement plans, Transamerica is capitalizing on its leadership position in pooled retirement plans, while broadening ancillary solutions and improving economics. The ambition includes targeting approximately USD 275 billion in retirement plan assets under administration by the end of 2027 and increasing Return on Assets to around 11 basis points (bps) by that year.

Financial Assets

Financial Assets are typically more capital-intensive and can induce earnings volatility. These include Aegon's Universal Life, Annuities, and standalone Long-Term Care insurance portfolios. Transamerica aims to lower capital employed for Financial Assets to USD 2.2 billion by year-end 2027 by reducing risk sensitivities through management actions and transactions. Management actions include unilateral actions that Transamerica can execute itself or bilateral actions that require approval from clients or regulators. In addition, transactions with third parties on parts of the Financial Assets portfolio reduce the risk exposure further. As an example, Aegon announced a reinsurance transaction on part of the Secondary Guarantee Universal Life (SGUL) portfolio at the 2025 CMD. This transaction covers 30% of the face value of Transamerica's SGUL business, bringing the total value addressed to 80% of the total SGUL portfolio in combination with previously executed management actions. The transaction resulted in a minimal impact on Aegon's valuation equity and operating profit, while removing potential variances and risks associated with mortality and policyholder behavior in the future.

Overall, Transamerica's plan aims to enable operating result growth and remittances growth of around 5% per year over the next two years from a 2025 run-rate of USD 1.4–1.6 billion and USD 675 million, respectively.

Aegon Asset Management: grow third-party revenues and improve efficiency

Our global asset manager, Aegon Asset Management (Aegon AM), is an important contributor to our strategy. We are expanding its third-party business by focusing on higher revenue-margin strategies, with the ambition for third-party revenue growth to outpace assets under management growth. We are implementing initiatives to improve scalability and efficiency with the aim to increasing the Global Platforms operating margin to at least 20% by 2027. The strategic partnerships in China and France are expected to continue to grow, contributing strongly to earnings and remittances from Aegon AM. The strong collaboration between Transamerica and Aegon AM is contributing significantly to Transamerica's growth plans.

These plans aim to increase remittances from Aegon AM by more than 5% a year until 2027, while increasing Aegon AM's operating result compared to the 2025 run-rate.

Growth market strategy

Aegon will continue to invest in profitable growth in its International business, which includes growth markets in Spain & Portugal, Brazil, China, and Transamerica Life Bermuda (TLB). These businesses, mostly joint ventures with strong local partners, operate in some of the most promising markets in the world. In Spain, we plan to grow the business by leveraging Banco Santander's extensive network, focusing on delivering excellent customer service and attractive products. In Brazil, we want to continue our successful growth trajectory as a top-three independent life insurer. In China, we have strengthened and expanded our distribution with our preferred partners in this vast market while optimizing and preserving our capital position. At TLB, we are uniquely positioned to serve the high-net-worth community in Asia and the Middle East.

These businesses are expected to continue to upstream remittances and contribute to the company's operating results, building growth on product innovation, customer service, and expanding distribution.

United Kingdom strategy makes progress

Aegon's strategy to transform Aegon UK into a leading digital savings and retirement platform continues to make good progress, and the business remains a reliable and growing source of revenue for the company. In the context of strengthening the focus on the US, Aegon announced at its 2025 CMD that it will begin a strategic review of Aegon UK to assess the best way to accelerate and maximize value for all stakeholders. During this review, all options will be evaluated, including a potential divestment.

Capital management

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its overall vision. It allows us to build leading, advantaged businesses and create value for our customers and wider stakeholder base in line with our purpose. We maintain a clear capital management policy that informs our capital deployment decisions and is supported by reliable remittances from our business units.

Operating companies are well capitalized. We aim to return excess capital to stockholders over time unless Aegon can invest it in value-creating opportunities. These may include investments in the existing operating companies as well as mergers and acquisitions, with priority in the US. Aegon remains financially disciplined and rational in its decision-making when assessing acquisition opportunities.

As part of this policy, Aegon is investing in future earnings power by growing its profitable product portfolio and accepting the capital needs associated with this growth. As such, capital employed in Strategic Assets is expected to increase and result in attractive returns. Aegon aims to reduce capital employed in Financial Assets, targeting USD 2.2 billion by the end of 2027.

The combination of strongly capitalized operating units and readily available cash capital at the holding is central to Aegon's capital management, enabling the company to fund growth, implement change, and withstand stress events and market cycles.

Over the past few years, Aegon has operated Cash Capital at Holding at the top of the operating range of EUR 0.5 to 1.5 billion due to the extensive restructuring within its business units. By the end of 2026, Aegon plans to bring Cash Capital at Holding down to around EUR 1 billion, which is the mid-point of the operating range.

Aegon will remain a patient shareholder of a.s.r. and will benefit from its progress. The cash flow from a.s.r. supports our own dividend and interest costs. We continue to hold the stake until the a.s.r. share price reflects its intrinsic value and/or value-creating opportunities present themselves.

Our debt structure and funding decisions are primarily driven by economic considerations, with due regards to market circumstances, regulatory requirements, and rating agency factors. Aegon's financial position and balance sheet strength are currently subject to group supervision by the Bermuda Monetary Authority (BMA). In light of our announced intention to relocate our head office and legal seat to the US, we continue to manage the transition in a controlled manner, including the expected once-off implementation costs. Any financial flexibility will be prioritized for the US, in line with our strategic focus.

Growing capital distributions

Aegon aims to grow its dividend in line with its free cash flow, supported by disciplined capital management. Any capital deployment decisions consider our financial leverage, our capital position, and the investments required to execute our strategy. Surplus cash flow that is not required for value-creating opportunities is returned to shareholders over time through a combination of dividends and share buybacks.

Over the 2025 financial year, Aegon increased the dividend to shareholders by 14% to 40 eurocents per common share from 35 eurocents per common share over 2024. In addition, in the first half of the year, it executed a EUR 150 million share buyback program, including approximately EUR 40 million to meet Aegon's obligations under the share-based compensation plans for senior management. In the second half of the year, Aegon completed another share buyback program of EUR 400 million. Shares that were not purchased to meet Aegon's obligations under the share-based compensation plans for senior management were canceled in December 2025, reducing the total share count.

For 2026 and 2027, Aegon has set financial ambitions that include free cash flow growth of around 5% per year and dividend per share growth of more than 5% per year (subject to Board and other relevant approvals). To support shareholder returns, Aegon has announced a new EUR 400 million share buyback program to be split evenly between the first and second halves of 2026.

Aegon is confident in its current level of gross financial leverage, around EUR 5 billion based, on the current business perimeter. There were no significant changes in the debt position during 2025.

Transition to the United States

Aegon's decision to relocate its head office and legal domicile follows the review announced in August 2025 and supports our commitment to prioritizing resources toward building a leading US life insurance and retirement group. Aegon aims to begin reporting under US GAAP for the first time with its 2027 full-year results. To facilitate this transition, Aegon will stop publishing trading updates in 2026 and 2027, limiting disclosures to half-year reporting, and expects its common stock to remain listed on Euronext and the New York Stock Exchange (NYSE) following the relocation. The transition is expected to have an estimated one-time implementation cost of around EUR 350 million, which includes costs for the implementation of US GAAP, winding down the existing head office set-up, and setting up the new head office structure, and will be incurred between 2H 2025 and 1H 2028.

Our sustainability approach



Our approach to sustainability is guided by our purpose of *Helping people live their best lives*.

As both an investor and provider of financial products and services, at Aegon we recognize our responsibility to address issues that affect a broad range of stakeholders and influence the future of society, the environment, and our business performance. We aim to integrate sustainability meaningfully into how we operate, invest, and make decisions, balancing long-term value creation with the needs and expectations of our stakeholders.

In 2025, we continued to make progress in reducing emissions, integrating sustainability across our operations, and promoting inclusion. We also introduced new climate ambitions for 2030 that build on this foundation. At the same time, we identified opportunities to strengthen sustainability awareness across our organization.

Embedding sustainability in our business

Aegon's sustainability approach is an integral part of its strategy and strives to take into account the expectations, interests, and perspectives of stakeholders. It is guided by international frameworks such as the UN Global Compact (UNGC), the UNEP FI Principles for Sustainable Insurance, the Principles for Responsible Investment (PRI), and the Net-Zero Asset Owner Alliance (NZAOA). These commitments support alignment with regulatory standards, such as the EU Corporate Sustainability Reporting Directive (CSRD), and guide our efforts to contribute to a more resilient economy and society.

Strengthening focus through the double materiality assessment

A key milestone in 2025 was the enhanced double materiality assessment (DMA). The assessment adopted a more data-driven, quantitative approach to determine which sustainability issues most affect Aegon, and where Aegon has the greatest impact on society and the environment.

The 2025 DMA identified four material topics: climate change, human capital, customers, and business conduct. These topics are listed in the table on the next page and reflect a sharper focus than in previous years, ensuring that our efforts remain targeted and aligned with our purpose. They also inform our future reporting and guide our actions across the value chain, from suppliers and operations to customers and investment management.

Transitioning investments and operations to net zero

As part of Aegon's responsible investment framework, we aspire to transition our general account investment portfolio, which is valued at approximately EUR 70 billion, to net-zero greenhouse gas emissions by 2050, supporting the global transition to a low-carbon economy. By 2030, Aegon aims to:

- Reduce the weighted average carbon intensity of our corporate fixed income and listed equity general account assets by 50% against a 2019 baseline;
- Reduce the scope 1 and 2 carbon intensity of our directly held real-estate investments by 42% against a 2019 baseline;
- Invest an additional USD 1 billion, on top of the USD 2.5 billion already committed, in activities that help mitigate or adapt to climate change; and
- Continue engagement with at least the top 20 corporate carbon emitters in Aegon's general account portfolio.

In line with these ambitions, we also aim to reduce the carbon footprint of our operational scope 1 and 2 activities by 75% by 2030 compared to a 2019 baseline. Progress against these targets is regularly reviewed and reported to Aegon's Board.

Continuous engagement and governance

Throughout 2025, we strengthened our sustainability governance and stakeholder engagement. We implemented an updated Global Sustainability Board Charter to further support cross-functional oversight and coordination on sustainability priorities across our businesses. We also engaged with peers and investors to stay aligned with evolving sustainability expectations and regulatory developments.

Within our investment portfolio, we continued to engage with investees on a range of sustainability topics. As part of our responsible investment approach, we engaged with high-emitting companies in our general account portfolio, as well as companies in breach of UNGC principles. Our signatory status with the NZAOA continued to provide us with guidance on setting science-based targets and tracking progress in line with the Paris Agreement.

	Aegon's material topics		
Material topic	**Including the following sustainability matters:**	**Link to stakeholder value creation**	**Link to details in "Sustainability statement"**
Climate change	Climate change adaptation	Society	Environmental information
	Climate change mitigation	Suppliers	
Human capital	General working conditions	Employees	Social information: Human capital
	Social dialogue		
	Training and skills development		
	Equal treatment and opportunities		
	Measures against violence and harassment in the workplace		
Customers	Data privacy	Customers	Social information: Customers
	Responsible marketing practices		
	Financial empowerment		
Business conduct	Protection of whistleblowers	Society	Governance information: Business conduct
	Prevention and detection of corruption and bribery		

Looking ahead

In the coming years, Aegon will continue to work toward its 2030 sustainability targets, further embed financial empowerment as a material sustainability matter, and seek to enhance data quality and transparency across its operations and reporting. By doing so, we aim to ensure that our efforts remain credible, measurable, and aligned with our purpose of *Helping people live their best lives*.

Creating sustainable value



How we create sustainable value for our stakeholders

Our inputs



Financial
- Shareholders' equity at December 31: EUR 7.4 billion
- Gross financial leverage: EUR 4.9 billion
- Group Solvency Own Funds: EUR 12 billion
- Group Solvency Capital required: EUR 6.5 billion



Manufactured
- Our product mix and digital platforms
- Insurance service result EUR 511 million
- Gross deposits: EUR 261.4 billion
- Fees and commissions received: EUR 2,390 million
- New business strain: EUR 850 million
- Revenue-generating investments at December 31: EUR 892 billion



Intellectual
- Internal processes, systems, and controls
- Knowledge and expertise



Human
- Number of employees at December 31: 15,304
- Amount spent on training and development: EUR 6.3 million
- Talent management



Social and relationship
- Number of customers: 24.9 million
- Customer experience programs
- Responsible sourcing and investing philosophy
- Brand equity, purpose, and values
- Relationship with intermediaries, business partners, suppliers, and other key stakeholders (e.g. regulators and NGOs)



Natural
- Our commitment to achieving net-zero in 2050
- Total energy used by company: 23,415 MWh

Aegon's business model



Solutions development and pricing
Distribution
Investments
Claims and benefits
Tune in
Step up
Force for good
Helping people live their best lives

Solutions development and pricing
Development of our financial solutions begins with our customers. We assess their needs and develop products and services to suit. We then estimate and price the risk involved for us as a provider.

Distribution
Our products and services are then branded and marketed, before being distributed via intermediaries that include brokers, banks, and financial advisors. We also sell to our customers directly.

Investments
In exchange for products and services, customers pay fees or premiums. On certain pension, savings, and investment products, customers make deposits. We earn returns for our customers by investing this money.

Claims and benefits
We pay out claims, benefits, and retirement plan withdrawals. We use the remaining funds to cover our expenses, support new investments, and deliver profits to our shareholders.

Our outputs



Financial
- Dividends to shareholders: EUR 596 million
- Share buybacks: EUR 512 million
- Interest payments to bondholders: EUR 242 million
- Group Solvency II ratio at December 31: 184%
- Free cash flow over full year: EUR 829 million
- Operating result over full year: EUR 1,702 million



Manufactured
- Total retirement outflows: EUR 31.5 billion
- Payments to business partners: EUR 4.0 billion



Intellectual
- Our product mix and digital platforms
- Value creating initiatives



Human
- Total employee expenses: EUR 1.9 billion
- Employee engagement score: 76%



Social and relationship
- Business partnerships and reputation
- Corporate income tax and other paid taxes, such as policyholder taxes, value-added taxes and insurance premium taxes: EUR 198 million



Natural
- Weighted average carbon intensity relating to our general account investment portfolio: 219 metric tons CO_2e/EURm revenue for corporate fixed income + listed equity
- Operational carbon footprint: 7,257 metric tons CO_2e

Outcome for our stakeholders

Customers
Aegon seeks to provide its customers with a broad mix of investment, protection, and retirement solutions. We also aim to provide customers with a high-quality service and an enjoyable and efficient customer experience. Through our focus on product innovation, we strive to meet the changing needs of our global customer base. Our approach to product development includes taking steps to include financially and socially diverse customer groups that are comprised of vulnerable customers, minorities, and others traditionally underrepresented in financial services. We also aim to provide honest and transparent product information and to protect data security and privacy during customer interactions.

Employees
Aegon's workforce includes full- and part-time employees, as well as agents and other contractors. In all cases, we strive to maintain high levels of employee engagement and wellbeing, and foster a supportive and welcoming work culture. As our workforce's needs evolve, we pay close attention to attracting, developing, and retaining talent, to ensure our people reach their full potential and live their best working lives. As part of this approach, we seek to foster an inclusive work environment where people from all backgrounds are treated fairly and equally, and are able to bring their authentic selves to work.

Suppliers
Aegon strives to maintain positive, well-managed relationships with its suppliers and other value chain partners, including distributors, joint venture partners, reinsurers, and sourcing partners. This includes, on the one hand, our focus on ensuring fair pay and working conditions for professionals at the various stages of our value chain. It also includes cultivating positive long-term business relationships that reflect our purpose and behaviors, including our efforts as a company to address sustainability. Aegon's Vendor Code of Conduct is an important tool that enables Aegon to drive alignment with our partners on these issues.

Investors
Supported by a resilient and sustainable business model, Aegon seeks to provide a consistent and attractive return on investment to its global investors, who include both shareholders and bondholders. Our approach includes paying regular dividends and conducting other forms of appropriate capital distributions to our equity investors, who may also derive value from the performance of our shares, while our bondholders derive value from regular interest payments.

Society
Aegon's products and services help to reduce dependency on public pension systems and increase the financial stability of society. At the same time, our relationship with our communities and society at large is an important conduit for addressing key societal and environmental issues, including climate change and social inclusion. We also aim to make a positive contribution to the markets and communities in which we operate by maintaining good business conduct through our businesses, as well as through our tax payments, charitable donations, and volunteer work.

Creating sustainable value for our stakeholders

Aegon seeks to create value for a broad range of stakeholders, which include customers, employees, business partners, investors, and society.

Guided by our purpose, we view our business as one that contributes positively to society through the products we offer and the employment and economic activity we generate. We share the value we create through our diverse businesses and global workforce. At the same time, we recognize that certain decisions and activities can have unintended negative impacts on our stakeholders or the environment. Proactively identifying and managing these potential impacts is therefore an integral part of our decision-making, as is pursuing opportunities to deliver positive outcomes.



Customers

Helping people live their best lives begins with giving customers the confidence and tools to take control of their finances. Aegon's businesses are focused on improving financial wellbeing and expanding access to products and services that enable people to make informed financial decisions. This includes saving for retirement, protecting loved ones, and investing for the future.

Empowering customers

Financial empowerment was identified as a material topic in our 2025 double materiality assessment (DMA). A key element of our purpose is to provide people with the knowledge, advice, and solutions they need to build resilience and make confident choices throughout a longer, multi-stage life. We aim to achieve this by improving access to protection and savings solutions, strengthening financial literacy, and helping people confidently plan for every stage of life.

Each of Aegon's businesses contributes to this ambition in ways that reflect the needs of their local customers and markets.

- Transamerica and World Financial Group (WFG) continue to support "Main Street" America, a large and diverse segment that remains underserved by financial services. In 2025, Transamerica increased access to its My Life Access customer portal, providing around 1.5 million additional life insurance policyowners with a single location to view and manage their policies online, with almost one in five customers now using the site. Retirement plan participants benefited from an upgraded mobile app, including Spanish-language functionality and mobile enrollment capabilities, contributing to higher usage (from approximately 1.2 million to 1.7 million monthly logins) and an average 2025 app-store rating of 4.8 out of 5. Transamerica also launched FFIUL II Express, an indexed universal life insurance product that provides instant underwriting decisions and coverage in minutes, with early feedback from agents and customers indicating very high satisfaction and ease of use. To better support distribution partners, Transamerica expanded its Life Access agent portal and introduced the Transamerica Learning Center, providing WFG agents with improved business visibility and on-demand training. WFG, a critical distribution partner for reaching diverse and often underserved communities, continued to embed its "WFG Way" principles and strengthened training on ethical, inclusive sales practices. Together, these initiatives help more people in the communities where WFG agents live and work access affordable protection, guidance, and tools to build financial resilience.
- In 2025, Aegon UK advanced its transformation into a leading savings and retirement platform, helping millions of customers plan for later life. Through the Aegon Digital Experience (ADX) and the Mylo app (see following page), customers can now navigate their pensions more intuitively and consolidate plans with ease. The business also continues to promote financial education and awareness through initiatives such as Pension Geeks, which has reached thousands of people through workplace and online sessions and Money:Mindshift, Aegon UK's updated take on financial wellbeing. Customer satisfaction remains a priority.

- During the year, our international businesses in Brazil, China, and Spain & Portugal continued to grow their customer bases by increasing sales of protection and savings products, and by expanding digital capabilities that make advice and service more accessible. In emerging markets, this progress contributes directly to financial inclusion by providing more people with access to the necessary tools and knowledge needed to secure their futures. One example comes from Brazil, where Aegon's joint venture, MAG Seguros (MAG), launched an initiative to provide life insurance to the country's 18 million favela residents, marking the first insurance business designed specifically for these often-neglected communities. For many people in these poorer neighborhoods, being protected by life insurance has not been an option. MAG Seguros is working to change this through local partnerships, such as with social empowerment non-governmental organization (NGO) Central Única das Favelas (CUFA).

Listening and improving

Delivering positive customer experiences is essential to achieving our purpose. Aegon's businesses in the United States and the United Kingdom track customer satisfaction through Net Promoter Scores (NPS) and regular customer feedback loops. These insights are used to improve products, simplify digital journeys, and promote clear and transparent communications that are designed to be responsive to customer needs.

Responsible conduct and data protection

Trust is fundamental to Aegon's relationships with customers and other stakeholders. We strive to continuously improve our policies, controls, and oversight to offer fair, balanced, and responsible products, services, and marketing practices. As digitization accelerates, we continue to focus on our efforts to protect people's data and use technology responsibly. Our global privacy and information security frameworks are regularly reviewed and audited to comply with regulations and safeguard the confidentiality, integrity, and availability of information.

Driving customer engagement through Mylo

Aegon UK launched Mylo in 2025 as a new customer proposition. Initially available to the 900,000 customers using Workplace ARC, it will ultimately become the way that every customer engages with Aegon UK products. Mylo aims to help customers make decisions about big life moments and uses a modern tone of voice to make itself more accessible. Mylo makes it easy for customers to take action, providing them with education, guidance, and advice in a timely fashion when needed. The platform is built on modern cloud-based technology, allowing it to deliver a highly personalized service and proactive nudges in the future. The initial results show that it is delivering a transformation in the level of engagement and the actions being taken. In 2026, Aegon UK's focus will be on making Mylo available to more customers, widening the range of life moments that can be supported and developing the availability of education, guidance, and advice.

Data security

Protecting customer information remains a top priority for Aegon. Our Global Information Security policy and governance framework aim to prevent cyber threats and minimize the impact of any potential disruption for customers and other stakeholders. The framework establishes standardized procedures to detect and address data breaches and strengthen resilience against emerging risks such as phishing, ransomware, and AI-enabled attacks.

The policy applies to all of Aegon's fully owned businesses and extends to contractors and joint ventures through equivalent standards. Aegon monitors the effectiveness of its controls through dedicated information security metrics that measure performance and maturity across the organization. Mandatory training on information security helps employees stay alert to evolving risks, while also reinforcing responsible behavior.

    

WFG in Canada expands strategic relationship with Manulife

WFG in Canada has expanded its strategic relationship with Manulife to improve access to life insurance for middle-income Canadians, a group often underserved by the financial services sector. Nearly one-third of Canadians are uninsured or underinsured, presenting a key opportunity for WFG agents to help support those communities. Following a successful pilot, more agents can now offer Manulife products, including the Vitality program and segregated fund options. The initiative includes enhanced training, compliance oversight, and onboarding. This marks a milestone in the WFG–Manulife relationship, which began in 2017 and previously focused on travel, health, and dental insurance. The expansion aims to strengthen financial foundations and better serve diverse communities.

Data privacy
Aegon's approach to privacy is grounded in accountability and transparency. Dedicated policies and procedures are updated regularly and supported by Privacy Control Frameworks that measure privacy maturity. Regular audits and self-assessments are conducted to support compliance with data protection laws, internal policies, standards, and governance requirements.

Each Aegon business unit maintains local privacy oversight aligned with the group standards to promote consistent protection of personal information worldwide. The Group Chief Privacy Officer is responsible for our data privacy compliance strategy and privacy oversight. The Data Protection Officer (DPO) together with the operational privacy teams, is responsible for local implementation and monitoring.

Employees
Our people are essential to achieving our purpose and strategy. As highlighted in our 2025 DMA, our workforce is one of the areas where Aegon can make the greatest impact, both by driving performance and by contributing to a more sustainable organization. We take a holistic view of our workforce, empowering colleagues everywhere to grow, develop, and succeed, which in turn strengthens the foundation of our company.

Wellbeing and engagement
We aim to foster a work environment that supports collaboration, connection, and balance.

In 2025, we completed major workplace transitions, including moving our global headquarters to WTC Schiphol Airport near Amsterdam. The new location includes spaces designed for flexibility and teamwork.

A key measure of engagement is our Global Employee Survey (GES), which is conducted twice a year. The survey provides valuable insights into how our colleagues experience working at Aegon. It helps us track engagement and inform local initiatives that strengthen wellbeing and professional development.

By investing in our people, Aegon reinforces its long-term strength and its purpose of *Helping people live their best lives*. We remain committed to building a workforce in which all our colleagues – wherever they are based – can grow and contribute to our shared success.

Investing in our people
In 2025, we continued to invest in the growth and wellbeing of employees across all our businesses. We aim to provide an environment where people feel valued, supported, and empowered to thrive, regardless of their background, identity, or career stage. During the year, we expanded our Global Talent Marketplace and We Learn platforms to offer more opportunities for skill development, career mobility, and project-based learning. Our Best Life Leadership Program also evolved, with a stronger focus on inclusive leadership, future-ready capabilities, and collaboration across our businesses.

Empowering our people

In line with our purpose *Helping people live their best life*, Aegon promotes equal opportunities and recognizes the diverse experiences of our colleagues, whether they are from underrepresented groups or majority populations. We aim to ensure that everyone has the same opportunity to learn, contribute, and advance, guided by fairness, respect, and accountability. In 2025, this included:

Global Talent Marketplace

Aegon's Global Talent Marketplace (TMP) is an AI-powered platform that supports internal mobility across our businesses and geographies by helping employees build networks, find mentors, and access internal roles and short-term "gigs." Available to all employees, it reinforces our Perform & Development approach by enabling people to take greater ownership of their careers based on skills and competencies, while also helping the business respond more quickly to change by redistributing talent where needed.

In 2025, we further embedded TMP in the organization and used its insights to guide ongoing skills and people development, tracking effectiveness through usage, gigs, employee feedback, and engagement indicators.

We Learn

In 2025, our global learning resource platform, We Learn, was further embedded in the business to drive tailored learning programs based on skills development and specific development needs. The platform is an interactive learning environment where employees can upgrade their skill sets. It offers a wide range of learning resources that are available in different delivery modes, including e-learning courses, live virtual training, and audiobooks, allowing participants to choose their preferred learning method.

Inspirational leadership

In 2025, we accelerated the development of our top leaders through a suite of targeted, high-impact programs designed to build future-ready capabilities and drive organizational growth. Our flagship initiative, the strategic leadership journey "Accelerating Growth," was co-designed with the Wharton Business School.

It brought together close to 50 leaders for an immersive experience, blending AI-driven leadership, a growth mindset, and cross-cohort collaboration. Complementing this, the ADVANCE program offered a highly focused and individualized development opportunity for leaders identified as pivotal to Aegon's future. Through holistic assessments and tailored development plans, ADVANCE accelerated our readiness for critical roles, ensuring our leadership pipeline is robust and agile. These programs, and several additional initiatives, reflect our commitment to building a resilient, innovative, and future-focused leadership team equipped to navigate complexity and drive Aegon's continued success.

Strengthening employees' voices

During the year, our Employee Resource Groups (ERGs) continued to support our employees through several global and local initiatives. Our ERGs are employee-driven and company-sponsored; they are open to all employees and focus on what matters the most to colleagues and enable people with specific backgrounds or interests to ensure that Aegon remains an employer of choice. Throughout the year, the ERGs organized various gatherings and activities in support of their specific topic or need. These included learning days related to areas such as supporting men's health for Movember, promoting women's needs in business, and supporting our LGBTQIA+ and disability ERGs.

In addition, Aegon continued to run a dedicated Speak Up program (in place since 2020) to protect reporters of concerns and encourage, guide, and support colleagues in reporting suspected or observed misconduct. We also provided further mandatory Speak Up training for all employees. These sessions are tailored to specific roles. For example, the training for leaders and managers includes sections on being receptive to people coming forward.





Suppliers

The goods and services that we purchase, and the relationships that we maintain with suppliers, contribute to how we create value for our stakeholders. We expect all suppliers to uphold high standards of integrity, fair labor practices, and environmental responsibility, as outlined in our supplier contracts and our global Vendor Code of Conduct. Through regular dialogue, assessments, and monitoring, we work with suppliers to strengthen performance, manage risks, and identify opportunities to promote a more sustainable and resilient value chain.

Advancing responsible and resilient supply chains

In 2025, we continued to enhance our responsible procurement approach by improving the quality and consistency of supplier data and integrating sustainability factors more deeply into vendor risk reviews. Aegon UK has taken a leading role in this area, recognizing that 91% of its carbon footprint relates to scope 3 greenhouse gas emissions, which include emissions linked to its supply chain. The business identified 50 high-impact suppliers – representing 88% of its total spend – to prioritize engagement and support progress on key sustainability topics. These efforts reflect our belief that supplier collaboration is essential to achieving our net-zero ambitions and building resilience against geopolitical and regulatory shifts.

Comprehensive oversight of suppliers spans numerous areas, with climate action, human rights, security, and data protection being just a few of the examples. By integrating these considerations, Aegon endeavors to align its supplier management practices with both regulatory developments and stakeholder expectations.

Working together across markets

Across Aegon's businesses, supplier engagement is guided by the same principles of fairness, transparency, and accountability. In the United States, Transamerica continues to develop relationships with suppliers and find ways to reduce the environmental footprint of its operations, such as using more sustainable materials and implementing waste-reduction measures at major events.

By promoting responsible practices and equal opportunities in our supplier relationships, Aegon aims to ensure that procurement decisions contribute to long-term, sustainable value creation. Our supplier relationships are built on mutual trust and shared responsibility, helping us deliver on our purpose of *Helping people live their best lives*, together with our partners.

Investors

At its CMD in December 2025, Aegon announced its ambition to become a leading US life insurance and retirement group, sharpening its focus and supporting continued growth.

As part of this strategic shift, Aegon is relocating its head office and legal seat to the United States. Upon completion of the re-domiciliation process, the holding company will operate under the name Transamerica Inc., while all business units will continue operating under their existing brands. This transition is expected to be completed by January 1, 2028. It includes the transition to US GAAP as accounting standard, aligning Aegon's disclosures with US peers. The company will also seek inclusion in more US-focused indices.

For the transition period between 2025 and 2027, Aegon has set clear financial ambitions, taking into account an assumed EUR/USD exchange rate of 1.20:

- Operating result is expected to grow by around 5% per annum from a EUR 1.5 - 1.7 billion run-rate.
- Operating capital generation after holding funding and operating expenses is expected to grow between 0% and 5% per annum, from a run-rate of around EUR 0.9 billion for 2025.
- Free cash flow is expected to grow by around 5% per annum from a run-rate of around EUR 0.8 billion per year.
- Dividends are expected to remain well covered by free cash flow and, on a per share basis, will benefit from the reduction in share count from the announced share buyback programs, enabling an anticipated growth of dividend per share in excess of 5% per annum.

Strong 2025 Financial Results

In 2025, Aegon met or exceeded all the financial targets that we set at the CMD in 2023, demonstrating the strength of its strategy. The company generated attractive and sustainable returns for its shareholders, supported by disciplined capital management and a strong balance sheet.

Operating capital generation before holding funding and operating expenses reached EUR 1.3 billion, exceeding the EUR 1.2 billion target. Free cash flow amounted to EUR 829 million, consistent with the ~EUR 800 million target. The company recorded a full year IFRS operating result of EUR 1.7 billion, representing a 15% increase compared with 2024, while all major business units remained well capitalized.

Growing Shareholder Returns

Aegon remains committed to returning capital to shareholders in line with free cash flow growth. Surplus capital not required for value creating opportunities is expected to be distributed over time through a combination of dividends and share buybacks.

In December 2025, Aegon completed a EUR 400 million share buyback program—expanded from EUR 200 million earlier in the year due to its strong capital position and confidence in future value creation.

At the 2025 CMD, Aegon announced a new EUR 400 million share buyback program for 2026, to be executed in two equal phases. A EUR 227 million share buyback began in January 2026, reflecting both the first tranche of the EUR 400 million share buyback program and EUR 27 million to meet Aegon's obligations related to share-based compensation plans for senior management. It is expected to be completed by June 30, 2026, barring unforeseen circumstances.

These actions reflect Aegon's disciplined capital allocation and its ambition to reduce Cash Capital at the Holding to approximately EUR 1.0 billion by year end 2026, while maintaining the financial flexibility necessary to support long term value creation.

Aegon proposes a 2025 final dividend of EUR 0.21 per common share, which is an 11% increase compared with the 2024 final dividend, allowing the company to meet its EUR 0.40 dividend target for 2025.

Share Performance

Aegon's share price increased by 16% in 2025 and so underperformed the broader European insurance industry (the STOXX Europe 600 Insurance Index ended the year up by 25%). Aegon's New York Registry Shares increased by 31% in 2025 and outperformed the broader US insurance industry, as the S&P Insurance Index increased by 2% over the year. Our total shareholder return for the year amounted to a gain of 23%. This measure takes into account both dividend payments and share-price performance.

Safeguarding Long Term Value

As Aegon prepares for its intended relocation and further transformation, Aegon's operating companies will remain well capitalized and Cash Capital at Holding will be maintained around the mid-point of the EUR 0.5 to 1.5 billion operating range. Excess capital will be returned to shareholders over time, unless it can be invested in value-creating opportunities. Consistent with the strategy announced at the CMD, the financial flexibility enabled by the capital management framework will be prioritized to the US.

    

Society

Aegon and its businesses strive to be a force for good and to have a positive impact on society. This includes supporting the climate transition and contributing to a net-zero world. As an international financial services group with a dedicated responsible investment strategy, Aegon is well positioned to help society transition to a climate-resilient economy.

At the same time, we continue to seek opportunities to drive positive change at local and regional levels, enhancing inclusion in our communities. We partner with organizations to empower people financially and socially. We also strive to maintain good business practices, with a focus on anti-corruption, anti-bribery, and paying fair taxes in the markets where we operate.

Our responsible investment approach

Responsible investment is one of the most significant ways Aegon can contribute to sustainability. By taking an active approach to investing, we seek to reduce financial and sustainability-related risks to our portfolio while supporting opportunities that benefit customers and society at large.

As an asset owner

Recognizing the link between climate change and biodiversity loss, we have designated biodiversity as a new focus area in our Responsible Investment Policy. In 2025, we carried out an initial assessment to identify potential biodiversity-related dependencies, impacts, risks, and opportunities across our portfolio. To support this evaluation, we used specialist tools that help financial institutions, such as Aegon, understand how economic activities depend on and impact nature across sectors and geographies. The insights from this analysis will guide our approach to managing nature-related risks.

In 2025, we distributed due diligence questionnaires to internal and external managers to assess their alignment with our Responsible Investment Policy and broader sustainability objectives.

As an asset manager

Through our global asset manager, Aegon AM, we help clients to support the climate transition by offering a growing suite of net-zero-aligned investment solutions. In 2025, Aegon AM launched the Investment Grade Climate Transition Fund, which invests in global corporate bonds. The fund aims to deliver attractive returns while reducing the carbon footprint by 30% by 2030 and achieving net-zero portfolio emissions by 2040.

We also expanded our impact investing activities, focusing on areas such as climate action, social inclusion, and resource efficiency. These investments are designed to deliver tangible environmental and social benefits while generating solid financial returns.

Complementing this, Aegon AM expanded ESG integration across its scalable alternative fixed income platform. This includes asset-backed securities, insured credit, renewable infrastructure debt, fund finance, and private corporate debt. ESG factors are systematically embedded throughout the investment process using methodologies aligned with Aegon AM's Responsible Investment Framework.

These strategies provide attractive yield opportunities while enabling clients to finance impactful projects, manage ESG risks, and contribute to the UN Sustainable Development Goals.

Our climate commitments

Aegon remains committed to its long-term climate goals, which align with the Paris Agreement and are reinforced by being a signatory to the Net-Zero Asset Owner Alliance. To support this commitment, we have set targets to achieve net-zero emissions across our general account portfolio by 2050. In parallel, we continue to reduce our operational footprint, reflecting our ambition to minimize the environmental impact of our own operations.

Anti-corruption and anti-bribery, including whistleblower protection

Business conduct is a fundamental focus area for Aegon. The subject, which is heavily influenced by legal requirements, includes aspects ranging from business ethics to anti-corruption and anti-bribery, as well as whistle-blower protection.

Responsible tax

Aegon makes a valuable economic and social contribution to the communities in which it operates through the company's own tax payments, as well as the collection and payment of third-party taxes. We seek to pay "fair taxes," namely by paying the right amounts of taxes in the right places. Published online, our Global Tax Policy outlines our approach to responsible tax, which seeks to align the long-term interests of our customers, employees, business partners, investors, and wider society. Aegon adheres to the VNO-NCW Tax Governance Code (as published on https://www.vno-ncw.nl/taxgovernancecode). For further details, refer to Aegon's Global Tax Report, which is published on Aegon's website.

Investing in Bermuda's communities

In Bermuda, where Aegon established its legal seat, we launched a community investment program in 2025 to support education and empowerment in partnership with local organizations. The program builds on Aegon's long-standing connection with Bermuda and its commitment to creating local opportunities.

Through the Live Your Best Life Scholarships, five Bermudian students each received USD 30,000 to pursue studies in healthcare, technology, and the trades - fields that play a vital role in the country's economy. Grants (of USD 60,000) were also awarded to three local NGOs that promote financial literacy, entrepreneurship, and social inclusion.

Investing in our communities

Aegon aims to be a force for good by strengthening the communities in which we operate. Guided by our purpose of *Helping people live their best lives*, we focus our community investments on two connected areas: financial empowerment and social empowerment.

Aegon's community investment has been steadily growing over the past years. In 2025, we invested EUR 11.0 million in community development, with EUR 9.0 million cash donations and 25,383 volunteer hours recorded by our colleagues. This is a 12% increase compared with 2024. The initiatives we support help people gain the skills, confidence, and connections needed to build a better future. Many of the programs combine social and financial dimensions and improve access to education, encouraging entrepreneurship, and supporting financial literacy as essential building blocks for long-term wellbeing.

Our employees play an active role in our community efforts. During Force for Good month in May 2025, for example, more than 3,000 colleagues across our businesses and partnerships volunteered in local communities, supporting over 100 charities and good causes. From mentoring students and organizing financial education sessions to restoring local parks and supporting vulnerable groups, each activity reflected our purpose in action.

These initiatives demonstrate how Aegon connects purpose with practice, empowering people both financially and socially, while helping to build more inclusive resilient communities in the long term, in line with our Global Community Investment Framework.

Our performance



Aegon's results over 2025 demonstrate the strength of its strategy and ability to consistently deliver upon its ambitions. Aegon has either met or outperformed all the financial targets set for 2025 and commercial momentum also remained strong in 2025.

In the Americas, Transamerica expanded the number of licensed agents in World Financial Group, and, at the same time, achieved a record 30% increase in individual new life sales compared with 2024. Assets under administration at Transamerica's Retirement Plans business also increased. At the same time, the capital employed by Transamerica's Financial Assets decreased to USD 2.7 billion, ahead of the USD 2.9 billion target for 2025.

Aegon also reported solid results in its other business units in 2025. Aegon asset management business delivered EUR 1.0 billion net third-party inflows in 2025, while the International business continued to perform well, and, in the UK, the Workplace Platform generated GBP 2.4 billion in net inflows.

Aegon's operating result increased to EUR 1,702 million, reflecting business growth across all units, favorable market impacts, and improved experience variances in the insurance businesses. The net result increased to EUR 980 million in 2025, driven by a higher operating result, and less unfavorable non-operating items partly offset by higher other charges compared with the prior year period.

On a per share basis, valuation equity – the sum of shareholders' equity and the contractual service margin (CSM) after estimated tax adjustment – increased by 2% in the reporting period to EUR 9.06 per share, driven by an increase of the shareholders' equity per share.

The capital ratios of Aegon's operating units remain robust, and cash capital position is within the operating range of EUR 0.5 to 1.5 billion. Free cash flow amounted to EUR 829 million, consistent with the target for the year. During 2025, Aegon returned EUR 1.1 billion capital to shareholders through dividends and share buybacks. On the basis of the performance in 2025, Aegon proposes a final dividend of 21 eurocents per share. This would result in a total dividend paid for the full year 2025 of 40 eurocents, consistent with the target for 2025.

Financial ambitions for 2026 and 2027 [1]

Grow operating result [2] by	Around 5% per annum
Grow operating capital generation [2] by	0% – 5% per annum
Grow free cash flow by	Around 5% per annum
Increase dividend per share by	More than 5% per annum

Note: All underlying run-rates for the financial ambitions are based on a currency exchange rate of EUR / USD = 1.20 and EUR / GBP = 0.86.
1   Barring unforeseen circumstances, and dividend subject to board and other relevant approvals.
2   After Holding funding and operating expenses.

Business update Americas

During 2025, Transamerica continued to make progress in growing its business by focusing on "Main Street" America, targeting the middle and mass affluent markets through agency distribution and the workplace. New Individual Life sales increased by 30% compared with 2024, driven by growth in the instant decision market and higher sales in the agency channels. WFG, Transamerica's affiliated distribution network of independent agents, continued to grow its number of licensed agents and increased both its new life and annuity sales. The Retirement Plans business experienced net outflows, mainly driven by large market plans, while written sales remained strong over the period.

Strategic Assets business update: Distribution

Amounts in USD millions	**2025**	2024	%
World Financial Group (WFG) KPIs			
Number of licensed agents	95,740	86,142	11
Number of multi-ticket agents	36,871	36,239	2
Total new life sales[1]	707	645	10
Transamerica's market share	66%	63%	5
Total sales of annuities gross deposits[2]	4,248	3,993	6

1   New life sales is defined as new recurring premiums plus 1/10 of single premiums.
2   WFG annuities gross deposits have been restated following the resolution of a data availability limitation.

The number of licensed agents at WFG increased to 95,740, reflecting continued successful recruitment of new agents, as well as improved agent retention. Initiatives to improve agent productivity led to a higher average number of new policies per producing agent, a higher average premium sold per producing agent, and an increase in the number of producing agents, including multi-ticket agents. Across the US and Canada, these efforts resulted in a 10% increase in new life sales and a 6% increase in the sales of annuities compared with the previous year. Transamerica's market share of WFG US Life sales increased to 66% in 2025.

Strategic Assets business update: Savings & Investments

Amounts in USD millions	**2025**	2024	%
Savings & Investments KPIs			
Gross deposits Retirement Plans	34,595	30,225	14
Net deposits Retirement Plans	(1,079)	(16,766)	94
of which: net deposits mid-sized Retirement Plans	1,053	557	89
AuA Retirement Plans	253,769	223,835	13
of which: AuA mid-sized Retirement Plans	63,005	53,848	17
Individual Retirement Accounts AuA	15,130	12,723	19
General Account Stable Value AuA	14,819	13,036	14

Overall Retirement Plans gross deposits increased by 14%, driven by higher takeover deposits in both the large and mid-sized markets, supported by strong written sales in previous periods. Written sales remained solid during 2025, and are expected to support gross deposits in the coming period. Total net outflows amounted to USD 1.1 billion and were driven by large market plans. This was an improvement compared with the prior year period when two large, low-margin recordkeeping contracts were discontinued. In mid-sized plans, net deposits increased by 89% compared with 2024, mostly from higher gross deposits.

Favorable market movements drove a 13% increase in the total account balances in Retirement Plans compared with the end of 2024. Account balances for the mid-sized plans segment increased by 17% over the same period due to favorable markets, as well as overall net inflows during 2025. Our strategic focus on ancillary products, such as the General Account Stable Value product and Individual Retirement Accounts, led to a 14% and 19% increase respectively, in asset balances compared with the end of 2024.

Strategic Assets business update: Protection Solutions

Amounts in USD millions	2025	2024	%
Protection Solutions KPIs			
Traditional Life	200	123	63
Indexed Universal Life	417	351	19
New life sales - Individual Life	617	473	30
New life sales - Workplace Life	76	67	13
New premium production Workplace Health	107	115	(7)
Net deposits Indexed Annuities	2,132	1,473	45

In Individual Life, new life sales increased by 30% compared with 2024. Our success in entering the instant decision market for Final Expense, leveraging a fully digital underwriting platform, contributed more than two thirds of the increase. In addition, Indexed Universal Life sales by WFG increased due to higher agent productivity. Transamerica's own agency channel also contributed to the increase in sales.

New life sales in Workplace Life increased by 13% compared with the previous year, while new premium production in Workplace Health decreased by 7% over the same period.

Net deposits for Indexed Annuities products were driven by a further improvement in wholesale distribution productivity for Registered Index Linked Annuities (RILA) products, with net deposits increasing 45% in 2025 compared with the prior year.

Financial Assets business update

Amounts in USD millions	2025	2024	%
Financial Assets KPIs			
Capital employed in Financial Assets (at operating level)	2,670	3,383	(21)
Net deposits Variable Annuities	(6,323)	(6,143)	(3)
Net deposits Fixed Annuities (excluding SPGAs)	(687)	(889)	23
Variable Annuities dynamic hedge effectiveness ratio (%)[1]	97%	99%	(1)
Net face amount Universal Life	33,832	47,094	(28)
LTC actual to expected claim ratio (%) (IFRS based)	99%	102%	(3)
NPV of LTC rate increases approved since end 2022	871	571	53

1   Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

At year-end 2025, Financial Assets had USD 2.7 billion of capital employed, ahead of the USD 2.9 billion target set at Aegon's CMD in 2023. This represents a decrease of USD 0.7 billion compared with USD 3.4 billion of capital employed at the end of 2024. Around USD 0.3 billion of this decrease was driven by the reinsurance of a block of Secondary Guarantee Universal Life (SGUL) contracts, which was announced on December 10, 2025. The transaction covered 30% of the face value of Transamerica's SGUL business, bringing the total value addressed to 80% of the total SGUL portfolio in combination with previously executed management actions.

The reinsurance transaction resulted in a significantly lower net face value of the legacy Universal Life portfolio. In addition, the run-off of the book and Transamerica's program to purchase institutionally owned policies reduced the net face value further compared with the end of 2024. Transamerica expects to terminate most purchased institutionally owned policies over the next two to three years.

During 2025, the variable annuity hedge program continued its strong track record of mitigating the financial market risks embedded in the guarantees. Net outflows in Variable Annuities during 2025 were marginally higher than in the prior year but remained in line with expectations, reflecting limited new business and the run-off of the book. Over the same period, Fixed Annuities net outflows decreased by 23%.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 871 million. Transamerica will continue to pursue further actuarially justified premium rate increases. Claims experience in Long-Term Care continues to track in line with assumptions.

Business update United Kingdom

Amounts in GBP millions	2025	2024	%
Adviser Platform	(3,417)	(3,530)	3
Workplace Platform	2,379	3,674	(35)
Total Platform	(1,038)	144	n.m.
Institutional	3,112	(122)	n.m.
Traditional products	(2,238)	(1,790)	(25)
Net deposits / (outflows)	**(164)**	**(1,767)**	**91**
Adviser Platform	54,630	51,603	6
Workplace Platform	73,708	63,210	17
Total Platform	128,337	114,812	12
Institutional	86,191	74,779	15
Traditional products	31,666	30,687	3
Assets under Administration	**246,195**	**220,279**	**12**

*   n.m. – not measured.

Net deposits in the Workplace Platform were driven by regular contributions from existing schemes and the onboarding of new schemes and new members, partially offset by the departure of a few large, low-margin schemes. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in non-target adviser segments, as well as tax-related speculations prior to the publication of the UK Governments' Autumn Budget. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser Platform to growth by 2028, which include improving the platform experience and focusing on 500 target adviser firms.

Total Platform Assets under Administration (AuA), which consist of the Workplace Platform and the Adviser Platform, increased by 12% compared with December 31, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 12%. The increase in AuA was mainly driven by market movements during the period.

At its 2025 CMD, Aegon announced the start of a strategic review of Aegon UK to assess the best way to accelerate and maximize value for all stakeholders. The review is currently ongoing, and all options are being evaluated, including a potential divestment.

Business update International

Amounts in EUR millions	2025	2024	%
Spain & Portugal	37	35	5
China	64	71	(9)
Brazil	144	132	8
TLB and others	24	27	(13)
New life sales	**269**	**266**	**1**
New premium production accident & health insurance	54	58	(8)
New premium production property & casualty insurance	71	69	3

*   Amounts include results from Aegon's joint ventures and associates consolidated on a proportionate basis.

International new sales continue to contribute to the ongoing growth of the book.

New life sales increased by 1%, as growth in Brazil and Spain & Portugal was partially offset by a decrease in China and TLB. Brazil reported higher new life sales, mainly driven by credit and group life, which was partially offset by unfavorable currency movements. Increased new life sales in Spain were driven by higher sales of non-linked products in Santander Life. In China, the decrease in new life sales was driven by a revision in product pricing, reflecting new pricing regulations and the current economic environment. At TLB, Indexed Universal Life sales were negatively impacted by changes in the competitive landscape in Singapore.

New premium production for accident & health insurance, decreased due to lower health sales in Spain compared with the prior year period, which had experienced elevated sales. New premium production for property & casualty insurance increased in Spain, reflecting higher sales of non-linked products in Santander Non-Life.

Business update Asset Management

Amounts in EUR millions	2025	2024	%
General Account	91	(376)	n.m.
Affiliate	(2,169)	(5,219)	58
Third Party	990	9,197	(89)
Global Platforms	(1,089)	3,602	n.m.
Strategic Partnerships	2,123	4,532	(53)
Net deposits/(outflows)[1]	**1,034**	**8,134**	**(87)**
Annualized revenues gained/(lost) on net deposits - Global Platforms	6.3	12.7	(50)
General Account	65,115	71,216	(9)
Affiliate	37,556	39,231	(4)
Third Party	155,292	156,996	(1)
Global Platforms	257,963	267,443	(4)
Strategic Partnerships	67,327	64,196	5
Assets under Management	**325,290**	**331,639**	**(2)**

1   Include results from Aegon's joint ventures and associates consolidated on a proportionate basis.
*   n.m. – not measured.

At Aegon's 2025 CMD, Aegon Asset Management (Aegon AM) set out its ambitions to grow its higher revenue-margin third-party business. In line with this strategy, during the second half of 2025, Aegon AM expanded its CLO warehouse capacity in the US and Europe with a capital investment from the Group.

During 2025, the General Account experienced net deposits which were partially offset by outflows from the reinsurance transaction on Transamerica's SGUL block that was announced at the 2025 CMD.

Net outflows from Affiliate resulted mainly from US retirement funds and the gradual run-off of the traditional insurance book in the UK.

Third-party net deposits in Global Platforms were mainly driven by inflows in fixed income and alternative fixed income products in Europe, partly offset by a large redemption in the US, and outflows from a.s.r.

Net deposits in Aegon AM's Strategic Partnerships were driven by Aegon's Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which experienced net deposits in money market funds, partly offset by net outflows in mutual funds. Aegon's French asset management joint venture, LBP AM, experienced net outflows driven by withdrawals of low-margin business from a former shareholder, partly offset by net deposits in structured investment products.

Assets under Management (AuM) decreased by EUR 6 billion compared with December 31, 2024, mainly driven by the impact of unfavorable exchange rate movements amounting to EUR 18 billion. This was partly offset by the impact of favorable markets over the period.

Financial highlights

Amounts in EUR millions	2025	2024	%
Net result	980	676	45
Operating result	1,702	1,485	15
Shareholders' equity	7,432	7,215	3
Contractual Service Margin (CSM)[1] (pro-forma after tax)	6,277	6,975	(10)
Valuation equity	13,709	14,190	(3)
Gross financial leverage	4,850	5,201	(7)

1 On IFRS basis, i.e. excluding joint ventures and associates.

Net Result
Aegon's net result increased to EUR 980 million in 2025, driven by a higher operating result, and less unfavorable non-operating items (i.e. fair value items, realized gains/ losses and net impairments), partly offset by higher other charges compared with prior year. The income tax for the year amounted to EUR 174 million and includes recurring beneficial impacts, such as the dividend received deduction and tax credits in the US. Consequently, the result before tax amounted to EUR 1,154 million.

Operating result
Aegon uses the non-IFRS performance measure operating result, that reflects Aegon's profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, or relate to events that are considered outside of the normal course of business. Aegon believes that this performance measure provides meaningful information about the operating results of Aegon's business, including insight into the financial measures that Aegon's

senior management uses in managing the business. The reconciliation from result before tax from continuing operations, being the most directly comparable IFRS measure, to operating result is presented in note 5 Segment information.

For discussion on the operating result for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer 'Results of operations' section in the Annual Report 2024.

Amounts in EUR millions	2025	2024	%
Distribution	145	177	(18)
Savings & Investments	254	252	1
Protection Solutions	666	578	15
Financial Assets	143	54	166
Americas	**1,209**	**1,062**	**14**
United Kingdom	**219**	**198**	**11**
Spain & Portugal	101	91	12
China (ATHTF)	39	24	62
Brazil	60	52	15
TLB	38	29	33
Other	(15)	(13)	(17)
International	**224**	**183**	**22**
Global Platforms	76	40	91
Strategic Partnerships	140	161	(13)
Asset Management	**217**	**201**	**8**
Holding and other activities	**(166)**	**(159)**	**(4)**
Operating result	**1,702**	**1,485**	**15**

Aegon's operating result increased by 15% to EUR 1,702 million, reflecting business growth across all units, favorable market impacts, and improved experience variances in the insurance businesses.

Americas
The operating result from the Americas increased by 14% to EUR 1,209 million in 2025 compared with 2024. In local currency, it increased by 19% to USD 1,367 million, in line with the run-rate for the year communicated at the 2025 CMD. The increase in the operating result was driven by business growth in Protection Solutions as well as from less unfavorable experience variances in both insurance business segments compared with 2024. This was partly offset by a decrease in the operating result of the non-insurance business segments driven by a lower operating margin in the Distribution business segment.

The operating result of the Protection Solutions business segment increased by 20% to USD 753 million in 2025, mainly from improved experience variances and portfolio growth resulting in a higher release of CSM. The net overall experience variances on claims, expenses, and other items were USD 3 million unfavorable, excluding the unfavorable impact from onerous new business of USD 35 million. A favorable net claims experience, including the corresponding reinstatement of reserves for onerous contracts, was more than offset by unfavorable lapse experience in Traditional Life and other movements in onerous contracts.

In the Savings & Investments business segment, the operating result increased by 5% to USD 288 million, benefiting from higher revenues in Retirement Plans. Growth in Individual Retirement Accounts and General Account Stable Value assets, as well as favorable markets, led to higher assets under administration, while margins on the Stable Value assets expanded. This was partly offset by USD 23 million lower revenues in the Stable Value Solutions line of business as the size of the business has been reduced in recent years through management actions and participant withdrawals.

The operating result of the Distribution business segment decreased by 14%, largely driven by higher expenses reflecting investments in WFG. These were only partly offset by 9% higher revenues due to stronger life and annuity sales at WFG.

The operating result of the Financial Assets segment increased to USD 162 million in 2025, mostly due to an improvement of experience variances compared with the prior year, a higher net investment result, and an improved Other insurance result. This was partly offset by a lower CSM release from the run-off of the portfolio. Excluding interest accretion of USD 57 million for onerous Variable Annuities contracts and USD 2 million onerous new business, experience variances were unfavorable at USD 191 million. This was driven by policyholder behavior as unfavorable claims experience variance was largely offset by a release of reserves for the corresponding onerous contracts.

United Kingdom

The operating result from the UK for 2025 amounted to EUR 219 million, or GBP 188 million in local currency, compared with GBP 167 million in 2024. The operating result benefited from business growth and favorable markets which led to both a higher CSM release and increased revenues. These were partly offset by reduced interest income on own cash. Furthermore, losses incurred in 2024 relating to the Protection book have not repeated in 2025 following the sale of the business on July 1, 2024.

International

The operating result for the International segment increased by 22% to EUR 224 million in 2025. In Spain & Portugal, the operating result benefited from business growth and improved claims and retention experience, partly offset by higher expenses. The operating result in China increased, driven by the local implementation of IFRS 17 partly offset by lower interest rates. The increase in operating result in Brazil, reflected business growth and higher investment income partly offset by unfavorable exchange rate movements. At TLB, the operating result was mainly driven by a higher CSM release and less onerous contracts, partially offset by a lower net investment result as a result of a lower asset balance.

Asset Management

The operating result from Aegon Asset Management amounted to EUR 217 million in 2025, an increase of 8%, driven by strong performance of Global Platforms, partly offset by a lower operating result in Strategic Partnerships. In Global Platforms, the increase in operating result was mainly driven by higher revenues reflecting business growth, favorable markets and lower expenses from ongoing expense management. In Strategic Partnerships, the operating result decreased, driven by AIFMC, which had benefited from favorable items in 2024. This was partially offset by an increase in operating result from LBP AM, which was driven by business growth and favorable markets.

Holding

The operating result from the Holding was a loss of EUR 166 million. The result from the Holding deteriorated compared with 2024 driven by lower returns on Cash Capital at Holding due to a lower cash balance and lower short-term yields. This was partially offset by a higher benefit from an internal reinsurance transaction between TLB and Transamerica.

Non-operating items

Amounts in EUR millions	2025	2024	%
Operating result	**1,702**	1,485	*15*
Fair value items	80	(208)	*n.m.*
Realized gains / (losses) on investments	(248)	(36)	*n.m.*
Net impairments	(64)	(236)	*73*
Non-operating items	**(231)**	**(480)**	*52*
Other income / (charges)[1]	(317)	(245)	*(30)*
Result before tax	**1,154**	**760**	*52*
Income tax	(174)	(85)	*(106)*
Net result	**980**	**676**	*45*
Interest on financial leverage classified as equity after tax	(53)	(77)	*31*
Net result after interest on financial leverage classified as equity	**928**	**599**	*55*
Average common shareholders' equity	7,303	7,068	*3*
Return on Equity[2]	**17.5%**	**15.6%**	

1 Includes income tax chargeable to policyholders in the United Kingdom.
2 Operating result after tax and interest on financial leverage classified as equity / average common shareholders' equity.
* n.m. – not measured.

The loss from non-operating items amounted to EUR 231 million in 2025, mainly driven by realized losses in the Americas.

Fair value items

Fair value items constituted a gain of EUR 80 million, mostly from positive hedge results. In the Americas, the hedging of guarantees in the Variable Annuities, Indexed Universal Life and RILA blocks led to overall positive results, partly offset by market driven fair value losses. The Holding contributed favorably, driven by interest rate hedges related to debt instruments. In the UK, fair value losses reflected the negative revaluations of hedges used to protect the solvency position.

Realized losses on investments

Realized losses on investments amounted to EUR 248 million and were driven by the Americas, where losses were realized on assets related to the SGUL reinsurance transaction, as well as from normal trading activity to manage the investment profile of the General Account. This was partially offset by gains from expected credit loss (ECL) reversals on disposed bonds.

Net impairments

Net impairments amounted to EUR 64 million and were mainly driven by the Americas. There, the ECL reserve increased due to a small number of downgrades and defaults of bond investments, as well as from the purchase of new assets.

Other charges

Other charges amounted to EUR 317 million in 2025. A main driver was annual assumption updates in the Americas and TLB, where expense assumptions were updated and lapse assumptions were strengthened to address recent adverse experience in the Financial Assets book, driven by the TLB Universal Life block reinsured to Transamerica and Variable Annuities. In Protection Solutions, assumption updates mainly related to an update of Medicare Supplement morbidity assumptions to address an industry-wide trend.

Investments and restructuring charges related to the transformation of our businesses and the relocation of our head office and legal seat to the US, including US GAAP implementation expenses, were mainly recorded in the Holding, Americas and the UK, as planned. Various other items, including establishing reserves for settlements of previously disclosed legal cases in the Americas, were partially offset by the favorable impact from the sale of 12.5 million shares of a.s.r. in September 2025. Other charges also included the positive result from Aegon's stake in a.s.r. of EUR 179 million for the year.

Balance sheet items

Amounts in EUR millions	2025	2024	%
Shareholders' equity	**7,432**	**7,215**	*3*
Shareholders' equity per share (in EUR)	4.91	4.53	*8*
Americas	6,359	7,032	*(10)*
United Kingdom	1,555	1,695	*(8)*
International	262	231	*13*
Eliminations	(111)	1	*n.m.*
Contractual Service Margin[1]	**8,066**	**8,960**	*(10)*
Pro-forma tax	(1,789)	(1,985)	*10*
CSM after tax	**6,277**	**6,975**	*(10)*
CSM after tax per share (in EUR)	4.15	4.38	*(5)*
Valuation equity	**13,709**	**14,190**	*(3)*
Valuation equity per share (in EUR)	9.06	8.91	*2*
Gross financial leverage	**4,850**	**5,201**	*(7)*
Gross financial leverage ratio (%)	25.9%	26.5%	

1	On IFRS basis, i.e. excluding joint ventures and associates.
*	n.m. – not measured.

Shareholders' equity

As of December 31, 2025, shareholders' equity was EUR 7.4 billion, which is EUR 0.2 billion higher than on December 31, 2024. The positive net result and the impact of revaluations were partially offset by capital distributions to shareholders and unfavorable currency movements.

On a per share basis, shareholders' equity increased by 8% to EUR 4.91.

Valuation equity

Valuation equity is a non-IFRS financial measure that represents the sum of shareholders' equity and CSM after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group's economic value. The reconciliation from shareholders' equity, being the most directly comparable IFRS measure to valuation equity, is presented in the above table.

Valuation equity decreased by 3% in the reporting period to EUR 13.7 billion. The increase in shareholders' equity was more than offset by a decrease of CSM after tax. The main driver for the lower CSM was unfavorable currency movements.

On a per share basis, valuation equity increased by 2% to EUR 9.06.

Gross financial leverage

Gross financial leverage decreased by EUR 0.4 billion over 2025, to EUR 4.9 billion. This decrease was driven by the depreciation of the US Dollar against the Euro.

Contractual Service Margin (CSM)

Amounts in EUR millions	2025	2024	%
CSM balance at beginning of period	8,990	8,251	9
New business	678	556	22
CSM release	(973)	(990)	2
Accretion of interest	239	238	-
Claims and policyholder experience variance	(187)	(187)	-
Non-financial assumption changes	(320)	(123)	(160)
Non-disaggregated risk adjustment	61	133	(54)
Market impact on unhedged risk of VFA products	684	584	17
Net exchange differences	(943)	527	n.m.
Transfer to disposal groups	-	(8)	n.m.
Other movements	(128)	9	n.m.
CSM balance at end of period	8,102	8,990	(10)

*   n.m. – not measured.

The CSM balance amounted to EUR 8.1 billion per December 31, 2025, a decrease of EUR 0.9 billion compared with December 31, 2024, mostly due to unfavorable currency movements.

New business contributed EUR 678 million to the CSM, driven by business growth in the US. Together with interest accretion, the new business contribution almost offset the CSM release of EUR 973 million.

Claims and policyholder experience reduced the CSM, mainly driven by Financial Assets. Non-financial assumption changes reduced the CSM by EUR 320 million, driven by the annual assumption updates in the US, UK and TLB. Markets had a favorable impact in both the US and the UK. Unfavorable currency movements – predominantly the depreciation of the US Dollar versus the Euro – reduced the CSM balance by EUR 943 million.

Americas

In the Americas, the CSM balance grew to EUR 6.4 billion, or USD 7.5 billion, at year-end 2025. This was driven by a growth of 24% of the CSM balance in Strategic Assets (Protection Solutions) compared with the end of 2024 and was only partly offset by the run-off of Financial Assets, where the CSM decreased by 17% over the year. The CSM balance of Protection Solutions now accounts for 57% of the total Americas CSM, which compares with 47% at the end of 2024, and is a testament of Transamerica's strategy to grow its Strategic Assets and reduce its exposure to Financial Assets.

The increase of the CSM balance of Protection Solutions was mainly driven by new business which, in addition to the accretion of interest, largely reflects growth of the Individual Life portfolio. Favorable non-financial assumption changes mainly related to updates in Individual Life, partly reflecting favorable expense assumption updates, and partly offset by an unfavorable impact in the workplace business, in part

related to the Medicare Supplement product. Further favorable contributions to CSM came from updated portfolio yields in the Indexed Universal Life portfolio and from increased fees on Variable Universal Life products mainly reflecting positive equity markets.

The Financial Assets CSM balance decreased in the period mainly from the gradual run-off of the portfolios, only partly offset by the accretion of interest and new business. In addition, unfavorable claims and policyholder experience variances were mainly from policyholder behavior and market driven impacts on Variable Annuities but were partly offset by favorable impacts from positive equity markets. Non-financial assumption updates resulted in unfavorable charges to the CSM, mainly from updates to the assumptions for policyholder behavior in Variable Annuities and Fixed Annuities. The CSM balance decreased further as a result of the SGUL reinsurance transaction with a USD 145 million impact.

Capital highlights

Capital ratios

Amounts in millions	2025	2024	%
Americas (USD)			
Available capital	7,276	8,042	(10)
Required capital	1,715	1,817	(6)
US RBC ratio	**424%**	**443%**	
Scottish Equitable plc (UK) (GBP)			
Own funds	2,128	2,206	(4)
SCR	1,163	1,187	(2)
UK SE Solvency II ratio	**183%**	**186%**	
Aegon Ltd. (EUR)			
Eligible own funds	11,901	14,030	(15)
Consolidated Group SCR	6,464	7,466	(13)
Group Solvency ratio	**184%**	**188%**	

US RBC ratio

The estimated RBC ratio decreased by 19%-points during 2025 to 424% on December 31, 2025 compared with year-end 2024, and remained above the operating level of 400%. The OCG from operating entities applying the RBC framework had a positive contribution of 42%-points, which was largely offset the 34%-points negative impact of remittances. Market movements had a 16%-points negative impact during the year, driven by higher equity markets. Finally, one-time items and management actions negatively impacted the RBC ratio by around 11%-points. This included restructuring expenses, the impact of the annual actuarial assumption updates within the RBC calculation, establishing reserves for settlements of previously disclosed legal cases, and various other items. As announced at the 2025 CMD, the negative impact on the RBC ratio of the SGUL reinsurance transaction was offset by a capital investment into Transamerica from the Group.

UK Solvency ratio

The estimated Solvency UK ratio for Scottish Equitable plc decreased to 183% as of December 31, 2025, and remained above the operating level of 150%. The decrease was mainly driven by remittances to the Holding and investments to strengthen the business, which were partly offset by the impact of OCG.

Group Solvency ratio

The estimated group solvency ratio decreased from 188% on December 31, 2024, to 184% on December 31, 2025. This was mainly a reflection of the capital returns to shareholders including share buyback programs. Capital generation after holding funding and operating expenses amounted to EUR 630 million. This included market movements with a negative impact of EUR 481 million, mostly driven by the US and China. One-time items were favorable at EUR 119 million, as the adverse impact of one-time items in the US, including the impact of the SGUL reinsurance transaction, which was announced at the 2025 CMD, was more than offset by the proceeds from the sale of 12.5 million shares in a.s.r and the improved contribution from the a.s.r. stake.

Aegon's Cash Capital at Holding decreased during 2025 from EUR 1,725 million to EUR 1,311 million. This decrease was largely driven by EUR 1,106 million of capital returns to shareholders, consisting of dividend payments and share buybacks. Free cash flow amounted to EUR 829 million and included capital distributions from a.s.r. including Aegon's participation in a share buyback program by a.s.r. Capital injections amounted to EUR 786 million, mainly reflecting a capital investment in Transamerica, related to the SGUL reinsurance transaction as announced at the 2025 CMD. This was partly offset by the proceeds from the sale of 12.5 million shares in a.s.r. and the divestiture of the Aegon Growth Capital Fund. Other items combined had a negative impact of EUR 77 million, mainly driven by costs related to the relocation of Aegon's head office and legal seat to the US and capital market transaction costs.

Exchange rates

Per 1 EUR	Weighted average rate		Closing rate	
	2025	2024	**2025**	2024
USD	1.1308	1.0821	1.1733	1.0355
GBP	0.8569	0.8467	0.8727	0.8268

Cash Capital at Holding and free cash flow

Amounts in EUR millions	**2025**	2024	%
Beginning of period	**1,725**	2,387	**(28)**
Americas	514	532	(3)
United Kingdom	139	118	17
International	145	126	15
Asset Management	83	60	38
a.s.r. dividends	200	187	7
a.s.r. share buybacks	38	30	25
Cash flows from a.s.r.	237	217	9
Holding and other activities	3	-	n.m.
Gross remittances	**1,121**	**1,054**	**6**
Funding and operating expenses	(291)	(295)	1
Free cash flow	**829**	**759**	**9**
Capital injections	(786)	(56)	n.m.
Acquisitions and divestitures	726	1	n.m.
Capital flows from / (to) shareholders	(1,106)	(1,413)	22
Net change in gross financial leverage	(9)	8	n.m.
Other	(68)	40	n.m.
End of period	**1,311**	**1,725**	**(24)**

*   n.m. – not measured.

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Governance and risk management

"As we look to 2026, the Board is confident that Aegon is on a strong footing."

David Herzog
Chairman of the Board of Directors



Letter from the Chairman of the Board

As I write my first letter to you as Chairman of Aegon's Board of Directors, I feel both humbled and energized.

It is an honor to succeed Bill Connelly, whose leadership as a chairman and dedication have guided Aegon through a period of profound change, from strategic divestments to structural transformation. On behalf of the Board, I would like to sincerely thank Bill for his service and his commitment to our company. Also, at the 2025 general meeting, Ms. Young stepped down as Director. The Board would like to thank Ms. Young for her valuable insights and pragmatic approach that have been valuable assets during her 12-year tenure. Aside from feeling grateful as we bid farewell to Bill and Dona, I am pleased that, in addition to myself, the Board welcomed Lori Fouché and Jay Ralph as new members. Additionally, we will propose to appoint Leni Boeren as a new member of the Board at the 2026 AGM. Their broad international experience and diverse expertise will further strengthen our ability to provide effective and strategic oversight and guidance and will enrich our collective discussions as we support Aegon in its next chapter.

A year of performance and transition

The Board carefully monitors both the financial and operational performance of the company. The past year was marked by significant progress under the leadership of CEO Lard Friese and CFO Duncan Russell. We were encouraged by the momentum achieved in Aegon's markets, by the resilience of its capital position, and by the company's ability to return value to shareholders while continuing to invest in growth. The Board is pleased with the company's accomplishment of meeting its financial targets. Likewise, the disciplined execution of management gives the Board confidence that Aegon is well placed to meet its newly announced financial ambitions. We also recognize the Executive Committee's commitment to embedding a strong risk culture and ensuring that the company operates with transparency and integrity. In a rapidly changing insurance landscape, the Board sees this as a critical foundation for long-term success.

Strategic updates at CMD

On December 10, 2025, Aegon hosted its Capital Markets Day (CMD) in London. With the full support of the Board, the event provided management with the opportunity to update investors and stakeholders on Aegon's strategic priorities for the years ahead, as well as its new financial ambitions. At the same time, it was an opportunity to demonstrate the momentum we have built and our ambition to create sustainable value for customers, shareholders, and society. Aegon also announced the beginning of a strategic review of Aegon UK to assess the best way to accelerate and maximize value for all stakeholders.

Relocation to the United States

At the CMD, the relocation of Aegon's legal domicile, tax residence, and corporate headquarters to the United States was announced. This decision was the result of an extensive review, announced in August 2025. This move, subject to shareholder approval later this year, aligns the structure with the reality of our business. The United States is our largest market, central to the company's strategy, and the source of most of the earnings and capital generation. By bringing Aegon's headquarters closer to the majority of its operations, we will strengthen the alignment between strategy, governance, and execution. It is a forward-looking decision that will provide clarity, efficiency, and long-term benefits for all stakeholders. The Board has carefully considered and overseen this decision-making process, and we will continue to do so as we progress through the various phases of the relocation journey. We are convinced that aligning Aegon's governance and structure more closely with its operations will strengthen the company for the long term.

Looking forward

As we look to 2026, the Board is confident that Aegon is well positioned to harness opportunities enabled by advancements in technologies while leveraging our balance sheet strength and operational discipline. On behalf of the Board, I would like to extend my gratitude to Aegon's employees across the world. Their dedication and professionalism are vital to the company's success. I also wish to thank our shareholders, customers, and partners for their trust and support. With a talented Executive Committee, a clear purpose, and a clear strategy, Aegon is well positioned for the years ahead. The Board will continue to provide oversight and guidance as the company pursues its ambitions and fulfills its responsibilities to all stakeholders.

Schiphol, the Netherlands, March 25, 2026

David Herzog
Chairman of the Board of Directors, Aegon Ltd.

Corporate governance

and Corporate Governance Statement

Aegon is a Bermuda exempted company with liability limited by shares, having its registered office in Hamilton, Bermuda. The company has its principal place of business and headquarters in Schiphol, the Netherlands. Aegon is registered with the Bermuda Registrar of Companies under number 202302830 and the Dutch trade register under number 27076669. Aegon is subject to Bermuda law, and its governance is predominantly determined by Bermuda law, its bye-laws, its memorandum of continuance, and its board regulations. On December 31, 2025, the company qualified as a non-resident company under the Dutch Non-Resident Company Act, due to which certain Dutch legal requirements, mainly relating to the preparation of the annual accounts in accordance with Title 9 of Book 2 of the Dutch Civil Code, apply.

As Aegon is a company established in Bermuda, the Dutch Corporate Governance Code does not apply to Aegon.

Shareholders
Listing and shareholder base
Aegon's common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. Aegon's largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to represent in a balanced manner the direct and indirect interests of the company (Aegon) and its stakeholders.

General Meeting of Shareholders
A General Meeting of Shareholders (the "General Meeting") is held annually and, if deemed necessary, the Board of Directors (the "Board") of the company may convene a special General Meeting. The main function of the General Meeting is to decide on:
- (Re)appointments to the Board;
- Appointment of the auditor;
- Amendments of the bye-laws;
- Adoption of the Remuneration Policy;
- Approval of resolutions of the Board entailing a significant change in the identity or character of the company or its business;
- Approval of final dividend payment; and
- Authorizing the Board to (i) limit or exclude pre-emptive rights, (ii) repurchase shares, and (iii) issue Aegon shares exceeding 10% of Aegon's issued share capital unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving, or strengthening the capital position of Aegon (in which case no authorization is required).

At the Annual General Meeting, the Board shall present the annual accounts to shareholders for discussion. The Board shall also annually present shareholders with a remuneration report that shall be put to an advisory vote, which shall not be binding on the Board or the company.

Convocation
A General Meeting must be convened at least 30 days (excluding the day on which the notice is given or served, or deemed to be given or served) prior to the day of the General Meeting and shall be called by way of a press release and publication on the website. The notice shall specify the place, day, and time of the meeting, the record date, means of electronic communication, and the agenda.

The Board will convene General Meetings. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. Shareholders representing at least 1% of the issued capital or 100 or more shareholders jointly may request one or more items to be added to the agenda of a General Meeting. The company must receive such a request at least six weeks before the General Meeting. Matters that are not reserved for, or do not require a resolution of the General Meeting pursuant to the bye-laws or Bermuda law, may only be included as a non-voting discussion item that shall be non-binding to the company and the Board unless otherwise and at its sole discretion determined by the Board.

Record date
The record date determines shareholders' entitlements to participate in and vote in a General Meeting. The record date may be determined by the Board and may not be more than 60 days before or later than 20 business days before the date fixed for the General Meeting.

Attendance
Every shareholder is entitled to attend the General Meeting and vote either in person or by proxy granted in writing. This includes proxies submitted electronically. All shareholders wishing to participate must provide proof of identity and shareholding and notify the company in advance of their intention to attend the meeting. Aegon also solicits proxies from New York registry shareholders in line with common practice in the United States.

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon casts one vote for every 40 common shares B it holds.

Board of Directors

At year-end 2025, Aegon has a one-tier Board consisting of ten Non-Executive Directors and one Executive Director, being the Chief Executive Officer. Details on the composition of the Board can be found in the Composition of the Board and Executive Committee section of this document. Subject to the provisions of the Bermuda Companies Act and the company's bye-laws, the Board manages and conducts Aegon's business and is responsible for the company's general affairs, including setting its strategy. The Board may exercise all the powers of the company except those required by the Bermuda Companies Act or the company's bye-laws to be exercised by the General Meeting. The members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfill the duties of their office honestly. In the exercise of its duties, the Board shall take into account the long-term consequences of decisions, sustainability, and the interests of all corporate stakeholders. For the purpose of a Director's duty to act in good faith and in the best interests of the company, the Director is not obligated to prioritize the interests of any specific stakeholder or group of stakeholders over others.

Composition of the Board

The General Meeting appoints the members of the Board. If the Board proposes the appointment of a member of the Board, the General Meeting resolution requires a simple majority of the votes cast; otherwise, the resolution requires a two-thirds majority of the votes cast, which must represent more than half of the then-issued and outstanding shares.

Members of the Board will be appointed for a term of no more than four years and may be reappointed. After 12 years, a Non-Executive Director will no longer be considered independent. A profile outlining the required qualifications for Board members has been established and is published on aegon.com as schedule to the Board regulations. If the Board proposes removing or suspending a member, the General Meeting resolution requires a simple majority of the votes cast. In contrast, the resolution requires a two-thirds majority of the votes cast, which must represent at least half of the then-issued and outstanding shares.

The Board determines the remuneration and other terms of service of the Executive Director and the Non-Executive Directors, in accordance with the Board's Remuneration Policy. The Remuneration Policy is adopted by the General Meeting, ultimately at the fourth annual General Meeting held after the General Meeting, during which the Remuneration Policy was most recently adopted. The Remuneration Policy was most recently adopted at the 2024 annual General Meeting.

The Board may, subject to its control, delegate all powers, authorities, and discretions relating to the day-to-day-operations and general business and affairs of Aegon to Aegon's Chief Executive Officer (the "CEO"). The Board oversees the execution of its responsibilities and delegated powers, authorities, and discretions by the CEO and any other person or committee to which the Board has delegated any of its duties and responsibilities and is ultimately responsible for the fulfillment of the Board's duties by them.

Committees

The Board has four committees comprised solely of Non-Executive Directors. These committees are as follows:
- Audit Committee;
- Risk Committee;
- Compensation and Human Resource Committee; and
- Nomination and Governance Committee.

Please see Composition of the Board and Executive Committee for the composition of the Board's committees and the Board Report for more information on their functioning.

CEO

The CEO is a member of the Board and is responsible for the day-to-day management and general business and affairs of the company and the Group. In particular, the CEO is entrusted with all the Board's powers, authorities, and discretions in relation to the operational running of the company, particularly powers, authorities, discretions including but not limited to such matters as: the operational running of the company and the business, developing the company's strategy and sustainability approach for consideration, determination, and approval by the Board and the implementation of such strategy, and managing performance of the business. Lard Friese is the CEO of Aegon and was first appointed in 2020.

Executive Committee

The members of the Executive Committee work alongside the CEO and help oversee operational activities and the implementation of Aegon's strategy. Members are drawn from Aegon's functional, business, and country units and have regional and global responsibilities. As such, among others, the CFO and CRO are members of the Executive Committee.

This ensures that Aegon is managed as an integrated international business. The Executive Committee provides vital support and expertise in pursuit of the company's strategic objectives. Please see Composition of the Board and Executive Committee for the Executive Committee composition.

Capital, significant shareholdings, and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

Capital of the company

Aegon has an authorized capital of EUR 720 million, divided into 4 billion common shares and 2 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2025, a total of 1,573,119,870 common shares and 335,830,640 common shares B have been issued, whereby the common shares comprise 82%, and the common shares B comprise 18% of the issued capital.

Depository receipts for Aegon shares are not issued with the company's cooperation.

Under the Dutch act on the conversion of bearer shares, all 16,040 bearer shares outstanding as of December 2020 were converted into registered shares held by the company as of January 1, 2021. Until January 1, 2026, a holder of a valid certificate of a bearer share had the right to request the company to provide such holder with a registered share as a replacement of the bearer share. Certificates of bearer shares for which such a request was not made on or before January 1, 2026 will no longer be replaced with registered shares and the corresponding registered shares held by the company now definitively belong to the company.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares other than those held in treasury, which do not carry the right to vote.

All issued and outstanding common shares B are held by Vereniging Aegon. The nominal value of a common share B is equal to the nominal value of a common share. This means that common shares B also carry one vote per share.

However, the voting rights attached to common shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast only one vote for every 40 common shares B it holds in the absence of a Special Cause.

The financial rights (such as the rights to dividends, return of assets on liquidation, reduction of capital, or otherwise) attached to a common share B are 1/40th of the financial rights attached to a common share. The rights attached to the shares of both classes are otherwise identical.

For the issuance of shares, reduction of issued capital, the sale and transfer of common shares B, or otherwise, the value or the price of a common share B is determined as 1/40th of the value of a common share.

For such purposes, no account is taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

Significant shareholdings

On December 31, 2025, Vereniging Aegon, Aegon's largest shareholder, held a total of 270,149,311 common shares and 327,885,200 common shares B.

Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2025, the following agreements were entered into between Aegon and Vereniging Aegon.

On January 13, 2025, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon participated pro rata in the EUR 150 million buyback program (after adjusting for approximately EUR 40 million of share buybacks in this program to meet Aegon's obligations under its share-based compensation plans for senior management) based on its combined common shares and common shares B, for aggregate consideration of EUR 20 million. The participation of Vereniging Aegon in this share buyback program was equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 3,336,760 common shares from Vereniging Aegon in the 2025 share buyback program that ended on June 30, 2025.

On July 1, 2025, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon's 2025 EUR 200 million share buyback program for an aggregate consideration of EUR 37 million. On August 25, 2025, Aegon and Vereniging Aegon entered into an addendum to the share repurchase agreement entered into on July 1, 2025 to have Vereniging Aegon participate for an additional EUR 34 million in the additional EUR 200 million that has been added to Aegon's existing EUR 200 million share buyback program that commenced on July 1, 2025. The aggregate participation in the amount of EUR 71 million of Vereniging Aegon in this share buyback program was equally distributed over the total number of trading days during the program, whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 10,796,374 common shares from Vereniging Aegon in the EUR 400 million share buyback program that ended on December 15, 2025.

On December 16, 2025, Aegon repurchased 17,557,160 common shares B from Vereniging Aegon for the amount of EUR 2,790,043.41 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in 2025.

For an overview of other significant shareholdings, please see the Other major shareholders section.

Special control rights
The common shares and the common shares B offer equal full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement entered into between Vereniging Aegon and Aegon provides that under normal circumstances – that is, except in the event of a Special Cause – Vereniging Aegon is not allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote for every 40 common shares B it holds. In the event of a Special Cause, Vereniging Aegon may cast one vote for every common share and one vote for every common share B.

A Special Cause may include but is not limited to:
- The acquisition by a third party of an interest in Aegon amounting to 15% or more; or
- A tender offer for Aegon shares; or
- A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the company's Board; or
- Any other circumstance in which, in the opinion of Vereniging Aegon, Vereniging Aegon not exercising its full voting power would seriously harm the interests of the company and the business connected with it.

If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders.

Under the Voting Rights Agreement, Vereniging Aegon has the right, at its discretion, to exercise its full voting rights on the common shares B. Vereniging Aegon may exercise this right unilaterally and independently of Aegon and therefore also irrespective of any decisions of the Board of Aegon.

Issue and repurchase of shares
In accordance with Bermuda law, the Board will be authorized to issue Aegon shares up to Aegon's authorized capital. However, the bye-laws determine that any issue of Aegon shares exceeding 10% of Aegon's issued share capital requires a resolution of the General Meeting, unless (i) the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving, or strengthening the capital position of Aegon or (ii) such shares are issued to a person exercising a previously granted right to subscribe for shares. As a result, other than in the case described in the previous sentence, any transaction requiring the issuance of more than 10% of Aegon's issued share capital will require shareholder approval.

According to the current bye-laws adopted by the General Meeting on June 12, 2024, each holder of common shares will have pre-emptive rights upon the issuance of common shares in proportion to the number of common shares held by such shareholder. The General Meeting can authorize the Board to limit or exclude such pre-emptive rights, provided that if less than half of the then outstanding shares that are entitled to vote on the matter are represented during such general meeting, such resolution can only be adopted with at least two-thirds of the votes cast.

The General Meeting will be requested annually to provide authorization to the Board to exclude (i) pre-emptive rights for up to 10% of the issued share capital and (ii) pre-emptive rights for share issuances for purposes of safeguarding, conserving, or strengthening Aegon's capital position. The same applies mutatis mutandis for holders of common shares B upon the issuance of common shares B, whereby the Board can exclude or limit these pre-emptive rights in accordance with a prior authorization granted by the meeting of holders of common shares B.

Issuances for equity compensation plans or against a non-cash contribution are excluded from pre-emptive rights.

Aegon is entitled to acquire its own fully paid-up shares, providing it acts within the parameters set by Bermuda law and the Dutch Non-Resident Companies Act. According to the current bye-laws adopted by the General Meeting on June 12, 2024, authorization from the General Meeting will be required for (i) resolutions to declare a final dividend and (ii) resolutions regarding the acquisition of own shares by Aegon. Aegon envisages to request this authorization annually.

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon's Board.

Except for the Voting Rights Agreement entered into with Vereniging Aegon as described herein, Aegon has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

Significant agreements and potential change of control

Aegon is not a party to any significant agreements that would take effect, alter, or terminate as a result of a change of control following a public offer for the outstanding shares of the company, other than those customary in financial markets (for example, financial arrangements, loans, and joint venture agreements).

Share plan

Senior executives at Aegon companies and certain other employees are entitled to variable compensation, a portion of which is granted in the form of shares. For further details, please see the Remuneration Report section and note 44 of the notes to Aegon´s consolidated financial statements. Under the terms of existing share plans, the vesting of granted rights is predefined.

Amending the bye-laws and memorandum of continuance

The Board resolves on amendments to the company's bye-laws and memorandum of continuance. In order for such an amendment to take effect, it must be approved by the General Meeting. Under Bermuda law, shareholders who, alone or jointly, represent at least 20% of Aegon's paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the memorandum of continuance has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the memorandum of continuance, other than an amendment which alters or reduces Aegon's share capital as provided in Bermuda law. No application may be made by shareholders voting in favor of the amendment.

Human Capital, Risk Management and Internal Control systems

Information on Human Capital can be found in Schedule 6 to the Aegon Board Regulations and in the Employee section of how we create value for our stakeholders.

Information on risk management and internal control systems relating to the financial reporting process can be found in the Risk management section.

Sustainability governance

Key roles

Aegon's Board of Directors has ultimate oversight over sustainability. Through its Nomination and Governance Committee, the Board of Directors is advised and kept appraised of business and regulatory developments regarding sustainability.

Advice on Aegon's sustainability approach is provided by the Global Sustainability Board (GSB), an internal committee, which is supported by the Corporate Sustainability team. The GSB is a senior management committee, established to enhance overall governance and oversight of Aegon's company-wide approach to sustainability. The GSB meets quarterly and advises the Executive Committee on Aegon's strategic sustainability approach. It is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including eight members of the Executive Committee.

The GSB's core function is to steer and strengthen the sustainability approach across Aegon's business units, and it is supported by the local sustainability boards. Key actions include formulating and tracking sustainability-focused commitments, key performance indicators (KPIs), and targets.

Aegon's approach to sustainability is informed by its double materiality assessment (DMA). The DMA is endorsed by the GSB and approved by the CEO with support of the Executive Committee. The Executive Committee is the owner of the material topics as defined under ESRS, including the associated impacts, risks, and opportunities, and has oversight of how these are managed through relevant policies, targets, and actions.

Incentives

The Directors' Remuneration Policy demonstrates the importance of sustainability by requiring inclusion of quantitative sustainability metrics in the Short-Term Incentive Plan, which directly impacts the outcome of the award. The CEO's variable compensation also places significant emphasis on sustainable long-term performance under the Long-Term Incentive Plan. Moreover, a significant sustainability-related risk or compliance incident may result in a malus adjustment or claw-back of the CEO's variable compensation. For more information on the Executive Directors' Remuneration Policy and the CEO's variable compensation, please refer to the Remuneration Report.

Risk management

The Group Risk & Capital Committee (GRCC) oversees the Risk function's climate scenarios that analyze the potential impacts of climate change on our financial accounts. The Non-Financial Risk Committee (NFRC) oversees the Risk function's annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.

The Compliance function co-ordinates Aegon's biennial Human Rights Risk Assessment and also carries out an Annual Compliance Risk Assessment (ACRA) to assess compliance risks. This is also overseen by the NFRC.

Composition of the Executive Committee and Board of Directors

Members of the Executive Committee

Lard Friese (1962, Dutch)
CEO and Chairman of the Executive Committee,
and executive member of the Board of Directors
of Aegon Ltd.
Please refer to the Composition of the Board of Directors in the next section for more information on Lard Friese's background.

Duncan Russell (1978, British)
Chief Financial Officer
and member of the Executive Committee
Duncan Russell has worked all of his professional career in the financial services sector. Mr. Russell was appointed Chief Transformation Officer and member of the Executive Committee of Aegon in August 2020. In September 2024, Mr. Russell was appointed Group Chief Financial Officer of Aegon Ltd.

Prior to joining Aegon, Mr. Russell was CFO and Board member at Admiral Financial Services, the financial services subsidiary of Admiral Group, a UK based insurance company, where he was responsible for finance, analytics, funding, credit risk and pricing.

Before joining Admiral Group, Mr. Russell was Head of Group Strategy and Corporate Finance at NN Group N.V., the Netherlands, where he was responsible for capital management, treasury, M&A, and the Group strategy.

Before joining NN Group N.V., Mr. Russell held various positions at financial services groups in London, including JP Morgan.

Michele Bareggi (1973, Italian)
Chief Strategy, Transformation & Growth Officer
and member of the Executive Committee
Michele Bareggi has over 25 years of experience in the financial services industry. This includes his tenure at Athora, a leading European savings and retirement services group. Mr. Bareggi was at Athora since its formation in 2018, leading the group through a significant period of growth, including its expansion into Belgium, Ireland, Italy, and the Netherlands. He has served as CEO, Deputy CEO & President of the Athora group; Member of the Supervisory Board of Athora Netherlands and Chair of the Board of Athora Belgium.

Prior to Athora, Mr. Bareggi held senior positions, covering both private and public markets, at Morgan Stanley, Nomura, Lehman Brothers and Credit Suisse. During his time at these global investment banks, he played key roles in designing, marketing, and implementing assets and insurance products, ALM and risk management solutions as well as new business initiatives to support the needs of European insurance companies.

Mr. Bareggi joined Aegon as Chief Strategy, Transformation and Growth Officer on November 1, 2024 and is a member of Aegon's Executive Committee.

Will Fuller (1971, American)
CEO of Aegon Americas
and member of the Executive Committee

Throughout his 30-year career in financial services, Will Fuller has been dedicated to helping consumers live better today and worry less about tomorrow through advocacy, communication, and education. Whether he's serving in senior leadership roles or engaging in industry-wide advocacy efforts, Mr. Fuller is passionate about meaningful work that makes a difference in people's lives.

Mr. Fuller was appointed President and Chief Executive Officer of Transamerica Corporation in March 2021. Transamerica is one of the nation's largest insurers, with millions of customers throughout the United States and Canada, and approximately USD 400 billion in assets under management and administration across its core businesses of life insurance, annuities, retirement plans, asset management, and employee benefits.

Together with the Transamerica senior leadership team, 6,100 employees, and World Financial Group's network of over 95,000 licensed agents, Mr. Fuller is driving Transamerica's strategic and financial transformation into America's leading middle market life insurance and retirement company.

Mr. Fuller is a member of the Transamerica Corporation Board of Directors and the Executive Committee of Aegon Ltd., Transamerica's parent company. Prior to joining Transamerica, Mr. Fuller served in senior leadership roles for Lincoln Financial Group and Merrill Lynch.

Mr. Fuller serves on the CEO Committee for the Alliance for Lifetime Income by LIMRA. He is a board member of the American Council of Life Insurers and LL Global Inc., whose LIMRA and LOMA organizations have a combined membership of more than 700 insurance and financial services firms across 63 countries.

Mr. Fuller is a former board member of Forum for Investor Advice, Money Management Institute, and Insured Retirement Institute – which honored him with its 2019 Industry Champion of Financial Security Award.

Mr. Fuller was appointed as a member of Aegon's Executive Committee in March 2021.

Mike Holliday-Williams (1970, British)
CEO of Aegon UK
and member of the Executive Committee

Mike Holliday-Williams started his career with WHSmith in 1991 as a graduate trainee, working as a Retail Manager in many UK stores and in Business Development. In 1997, he joined Centrica where he had several general management and marketing roles in British Gas, before becoming the Residential & Marketing Director of Centrica Telecoms/One.Tel in 2004.

In 2006, Mr. Holliday-Williams joined RSA, becoming the UK Managing Director of Personal Lines in 2008, responsible for MORE THAN, Partnerships, and the Broker businesses.

In 2011, he moved to Copenhagen to become the CEO of RSA Group's Scandinavian businesses, Codan A/S and Trygg-Hansa, and he also became a member of the RSA Group Executive Board. In 2014, he moved to Direct Line Group (DLG) to become MD of the Personal Lines business, joining the Board of DLG in February 2017.

Mr. Holliday-Williams joined Aegon UK in October 2019, to take over as CEO. He became a member of Aegon's Executive Committee in March 2020.

Astrid Jäkel (1977, German)
Chief Risk Officer
and member of the Executive Committee

Astrid Jäkel has more than 20 years of experience in the European and global insurance sectors. She joined Aegon from the international management consultancy firm Oliver Wyman where she was a partner in the European Insurance and Asset Management Practice, co-leader of the European Insurance Financial Effectiveness team as well as a member of the Board of Oliver Wyman's Swiss subsidiary. Her consulting work focused on high-impact risk, capital, asset liability and investment management topics.

Ms. Jäkel worked with leading European and global insurers on a broad range of projects to help transform and optimize their risk and balance sheet management capabilities for market, credit, insurance, and non-financial risks.

Ms. Jäkel was appointed CRO of Aegon and member of Aegon's Executive Committee in March 2022. Her responsibilities include managing Aegon's Group Risk and Actuarial functions, along with maintaining the Group's Risk Management framework and overseeing the risk management capabilities.

Shawn C.D. Johnson (1963, American)
CEO of Aegon Asset Management
and member of the Executive Committee
Shawn C.D. Johnson's career in the financial services industry spans over 25 years, most recently as CEO of AMP Capital, where he led the global asset manager through a strategic transformation.

Prior to AMP Capital, Mr. Johnson founded Guidon Global LLC, an investment management and consulting firm. He had a 15-year tenure at State Street Global Advisors (SSGA), where he served as SSGA's Investment Committee Chairman overseeing USD 2.1 trillion in client assets and played a key role in guiding the firm's global investment strategies. Mr. Johnson's broad investment experience covers all asset classes including cash, fixed income, global equities, real estate, currencies, commodities, hedge funds and private equity.

Mr. Johnson is a former chair of both the US Financial Services Sector Coordinating Council (FSSCC) and the Association of Institutional Investors'.

Mr. Johnson was appointed CEO of Aegon Asset Management and a member of Aegon's Executive Committee in September 2024.

Marco Keim (1962, Dutch)
CEO of Aegon International
and member of the Executive Committee
Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group.

In 1999, he joined Swiss Life in the Netherlands as a member of the Board and was appointed CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon's Executive Committee in June 2008.

From 2017 to 2020, Mr. Keim headed Aegon's operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon's insurance joint ventures in Brazil and China, its businesses in Spain & Portugal, its high-net-worth insurance business, as well as several ventures in Asia. These businesses together comprise the reporting segment 'Aegon International'.

Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V.

Onno van Klinken (1969, Dutch)
General Counsel
and member of the Executive Committee
Onno van Klinken has more than 30 years' experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006.

He then served as Corporate Secretary for Royal Numico, before it was acquired by Groupe Danone. His next position was as General Counsel for the Dutch global mail and express group TNT, where he served from 2008 until the legal demerger of the group in 2011. This was followed by General Counsel positions at D.E. Master Blenders 1753 and Corio N.V.

Mr. Van Klinken rejoined Aegon in 2014 as General Counsel responsible for Group Legal, Compliance, the Board Office, and Government and Policy Affairs. Mr. Van Klinken has been a member of Aegon's Executive Committee since August 2016. Mr. Van Klinken was appointed member of the Board of Stichting Continuïteit SBM Offshore in December 2016.

Deborah Waters (1967, American)
Chief Technology Officer
and member of the Executive Committee
Deborah Waters began her career at aerospace group Lockheed Martin in 1989 before moving to software consultancy group Seer Technologies.

In 1995, she joined Citigroup Inc., where she held various technology leadership positions in the intervening years. Most recently she served for over five years as Citi's Global Head of Private Bank Operations and Technology. Additionally, Ms. Waters was the Head of Inclusion and Diversity for Citi's Institutional Client Group Operations and Technology.

Previous roles at Citigroup include leading Client Centric and Equities Technology, supporting the Equities, Research, Commercial Bank, Citi Velocity, and Markets Sales businesses. She also served as the Chief Operating Officer for the Markets Technology organization during her tenure there. Before moving to Markets Technology, Ms. Waters managed Markets and Operational Risk Technology for the organization where she started as a developer of risk solutions.

Ms. Waters joined Aegon in February 2022 as Chief Technology Officer and is a member of Aegon's Executive Committee. In addition, Ms. Waters was named Transamerica's CTO in May 2025 to lead an integrated technology organization that combines Transamerica's technology services and Aegon's global technology services. In her capacity as CTO of Transamerica, she is also a member of Transamerica's Executive Committee.

Ms. Waters is member of the Board of Directors of RanMarine Technology BV (not-listed).

Holly Waters (1970, American)
Chief Human Resources Officer
and member of the Executive Committee
Holly Waters has over 25 years of experience in corporate human resources. Most of this time has been in leadership positions at Transamerica, Aegon's largest business and a leading provider of life insurance, retirement, and investment solutions in the US. Her responsibilities have included strengthening employee engagement and corporate performance through leadership in strategic planning, talent management, and organizational transformation.

Ms. Waters was appointed Chief People and Places officer at Transamerica in March 2020. In this role, she is responsible for leading talent acquisition and development, compensation and benefits, human resources operations and systems, diversity and inclusion, and strategic HR business partnering. Ms. Waters is also a member of Transamerica's Executive Committee and is responsible for company's real estate portfolio and facilities throughout the US and Canada.

In November 2025, Ms. Waters was appointed, on an interim basis, as Chief Human Resources Officer at Aegon and a member of Aegon's Executive Committee.

Board of Directors

William L. Connelly (1958, French)
Chairman of the Board of Directors
until November 12, 2025
Chairman of the Nomination and Governance
Committee until November 12, 2025
Mr. Connelly was appointed to the Board of Directors in 2017 and designated Chairman of the Board of Directors in May, 2018. Following an eight-year tenure, Mr. Connelly retired from the Board of Directors as per November, 2025.

David Herzog (1959, American)
Chairman of the Board of Directors
Mr. David Herzog brings over forty years of life insurance and financial services experience to the Board. Currently serving as Chairman of the Board at DXC Technology, Mr. Herzog's extensive career includes roles such as Chief Financial Officer and Executive Vice President at American International Group (AIG) from 2008 to 2016. Prior to this, Mr. Herzog was the Chief Financial Officer and Chief Operating Officer at American General Life, following its

acquisition by AIG. He also held various executive positions at GenAmerica Corporation and Family Guardian Life, a Citicorp company, adding to his profound insight into the financial services industry. Until May 2025, Mr. Herzog was a member of the Board of Directors at MetLife Inc. and was Chair of the Audit Committee from 2017 to 2024.

Mr. Herzog was appointed to Aegon's Board in June 2025, and designated Chairman of the Board of Directors in November 2025. His current term ends in 2029.

Lard Friese (1962, Dutch)
CEO and Chairman of the Executive Committee,
and (executive) member of the Board of Directors
Lard Friese has worked most of his professional career in the insurance industry, including 10 years at Aegon between 1993 and 2003. He was employed by ING as from 2008, where he held various positions. In July 2014, upon the settlement of the Initial Public Offering of NN Group N.V., he became the CEO of NN Group. During his tenure at NN Group, he led a wide range of businesses in Europe and Asia and created a stable platform for growth and shareholder value.

He has extensive experience in the areas of insurance, investment management, customer centricity, mergers and acquisitions, and business transformation.

Mr. Friese was appointed CEO Designate on March 1, 2020, and has been appointed Executive Director of the Board. In 2024, Mr. Friese was re-elected as Member of the Board of Directors until the end of the AGM to be held in 2028. Mr. Friese is CEO and Chairman of the Executive Committee of Aegon Ltd.

Mr. Friese is also a member of the Supervisory Board of ASR Nederland N.V. and a member of the Supervisory Board of Pon Holdings B.V. (non-listed). Mr. Friese is also Vice Chairman of the Board of Directors of The Geneva Association, the leading global think tank for the insurance industry.

Albert Benchimol
(1957, American, Canadian, Moroccan)
Chairman of the Nomination and Governance
Committee
Member of the Risk Committee
Mr. Albert Benchimol brings more than 40 years of experience as a senior leader in the insurance and reinsurance industry. Between 2012 and May 2023, he was president and Chief Executive Officer of AXIS Capital Holdings, a Bermuda-based global specialty underwriter and provider of insurance and reinsurance solutions. Subsequently, Mr. Benchimol became advisor to the CEO and the Executive Committee at AXIS Capital

Holdings, a role he retained until the end of 2023. Before joining AXIS Capital Holdings, Mr. Benchimol held various senior positions at PartnerRe and Reliance Group Holdings, after beginning his career in banking at the Bank of Montreal. Mr. Benchimol has also served in a leadership role in a number of additional industry organizations, including Chair of the Association of Bermuda Insurers and Reinsurers, and as an External Member of the Council of Lloyd's.

Mr. Benchimol was appointed to Aegon's Board in June 2024, and his current term ends in 2028. He is Chairman of the Nomination and Governance Committee and member of the Risk Committee.

Mark A. Ellman (1957, American)
Chairman of the Compensation and Human Resource Committee
Member of the Risk Committee
Mark A. Ellman is a former Vice Chairman Global Origination of Bank of America/Merrill Lynch. Before joining Bank of America/Merrill Lynch, he held various roles in the US insurance industry. These mostly entailed working in corporate finance at large US financial institutions, where he was engaged in M&A advice and transactions, together with equity and debt raisings for insurance companies.

He was a founding partner of Barrett Ellman Stoddard Capital Partners.

Mr. Ellman was appointed to Aegon's Board in 2017, and his current term ends in 2029. He is a Chairman of the Compensation and Human Resource Committee and member of the Risk Committee. Mr. Ellman was a Non-Executive Director of Aegon USA from 2012 to 2017.

Karen Fawcett (1962, British)
Member of the Risk Committee
Member of the Compensation and Human Resource Committee
Karen Fawcett was formerly CEO Retail, Brand and Marketing for Standard Chartered Bank, which focused primarily on Asia, Africa, and the Middle East. Her broad career across complex global businesses covers wholesale and retail banking, global strategy, technology transformation, and brand and marketing.

Prior to her career in banking, Ms. Fawcett was Partner at global management and information technology consultancy firm Booz, Allen & Hamilton, where she advised insurers, banks, and asset managers on a wide range of strategic, technological, and operational transformations.

Ms. Fawcett was appointed to Aegon's Board in May 2022 and her current term ends in 2026. She is a member of the Compensation and Human Resource Committee and a member of the Risk Committee.

Ms. Fawcett holds several non-executive director positions, with a portfolio across financial services, digital transformation, and climate change mitigation. These positions are with the following non-listed entities: the LGT Group Foundation; Temus; Global EverGreening Alliance; and BetterTradeOff. Ms. Fawcett is a former member of the Board of Directors of INSEAD.

Lori Fouché (1969, American)
Member of the Risk Committee
Member of the Nomination and Governance Committee
Ms. Lori Fouché brings over two decades of experience in the financial services industry. Most recently, Ms. Fouché served as Senior Executive Vice President and Advisor to the CEO of TIAA, a US-based provider of retirement and investment solutions, and as CEO of TIAA Financial Solutions. Prior to joining TIAA in 2018, she held several senior positions at Prudential Financial, including Group Head of Individual Solutions, President of Individual Annuities, and CEO of Group Insurance businesses.

Ms. Fouché currently serves on the Board of The Kraft Heinz Company, a global food and beverage company. She also serves as a director of Gusto Inc., a private payroll, benefits, and human resource management software provider since October 2021, and Hippo Holdings, a property insurance provider. She is member of the Princeton University Board of Trustees (not listed).

Ms. Fouché was appointed to Aegon's Board in June 2025, and her current term ends in 2029. She is a member of the Risk Committee and Member of the Nomination and Governance Committee.

Jack McGarry (1958, American)
Chairman of the Audit Committee
Member of the Compensation and Human Resource Committee

Jack McGarry is a former actuary who spent the majority of his career at Unum Group, an NYSE-listed provider of workplace financial protection benefits. He has held various leadership roles in risk management, in finance, as CEO of Unum's business in the United Kingdom, and CEO of Unum's Closed Block.

His last position at Unum was as Chief Financial Officer (CFO). As CFO, he successfully led the transformation of the finance organization by outsourcing transactional processes, driving automation across the organization, implementing accounting and financial planning & analysis platforms and modelling, and navigating the company through the implementation of tax reform.

This experience underscores his in-depth knowledge of the insurance industry and his integral perspective on managing an insurance company. Mr. McGarry was appointed to Aegon's Board in June 2021, and his current term ends in 2029. Mr. McGarry is Chairman of the Audit Committee and member of the Compensation and Human Resource Committee.

Jay Ralph (1959, American, Swiss)
Member of the Audit Committee
Member of the Nomination and Governance Committee

Mr. Jay Ralph has had a distinguished career in insurance and asset management including almost 20 years of leadership roles at Allianz SE, a global insurance and asset management company. Mr. Ralph was most recently a member of the Board of Management of Allianz SE and Chairman of both Allianz Asset Management and Allianz Life Insurance Company North America. He has also served on various boards of Allianz SE's global subsidiaries across Europe and the Americas. Prior to this, he held several senior roles in the financial industry.

Mr. Ralph currently sits on the Board of Swiss Re Group and is an advisor to the Siemens Pension Board (not listed).

Mr. Ralph was appointed to Aegon's Board in June 2025, and his current term ends in 2029. He is a member of the Audit Committee and Member of the Nomination and Governance Committee.

Caroline Ramsay (1962, British)
Chairman of the Risk Committee
Member of the Audit Committee

Caroline Ramsay gained a Master's degree in Natural Sciences in 1984 at Cambridge. She started her professional career at KPMG in Ipswich and London, where she qualified as a Chartered Accountant in 1987. During her long career, Ms. Ramsay gained substantial experience in Finance and Audit at large insurance companies. In addition to her strong financial background, Ms. Ramsay acquired extensive managerial expertise in executive roles at Norwich Union plc (now Aviva plc) and RSA.

Ms. Ramsay holds various Non-Executive Board positions. In 2013, she joined the board of Scottish Equitable – and in 2017 also the boards of Aegon UK plc and Cofunds Ltd. – where she served as the Audit Committee Chair until May 14, 2020. Ms. Ramsay was appointed to Aegon's Board in May 2020 and her current term ends in 2028. She served as Chairman of the Audit Committee and as a member of the Risk Committee until August 2023 and is currently Chairman of the Risk Committee and a member of the Audit Committee.

Ms. Ramsay is senior independent Director of the Board of Brit Syndicates Ltd. (non-listed), and a member of the Board of Directors of Tesco Underwriting Ltd. (non-listed), Tesco Personal Finance Ltd (non listed), and Tesco Personal Finance Group Ltd (non listed). Ms. Ramsay is a former member of the FCA Regulatory Decisions Committee, and a former member of the Payment Systems Regulator's Enforcement Decisions Committee. Ms. Ramsay served as member of the Board of Directors of Ardonagh Specialty Holdings Ltd. (non-listed) and as a member of the Board of Directors of Aberdeen UK Smaller Companies Growth Trust plc.

Thomas Wellauer (1955, Swiss)
Member of the Audit Committee
Member of the Compensation and Human Resource
Committee

Thomas Wellauer started his professional career at McKinsey & Company, where he served as Senior Partner and Practice Leader. He held various executive management positions at multi-industries, including financial services, pharmaceuticals, and chemicals. Among others, he served on the Executive Committees of Winterthur, Credit Suisse, Novartis, and Swiss Re. His most recent position from 2010 to 2019 was Group Chief Operating Officer of Swiss Re. During his career, Mr. Wellauer also served as independent Director on the boards of several global companies such as Munich Re and Syngenta.

Mr. Wellauer was appointed to Aegon's Board in May 2020, and his current term ends in 2028. He is a member of the Audit Committee and a member of the Compensation and Human Resource Committee.

Mr. Wellauer is Member of the Board of Directors of SIX Group (not listed), and Chairman of the Board of Trustees of the University Hospital Zurich Foundation. Mr. Wellauer is the former Chairman of the International Chamber of Commerce in Switzerland.

Corien M. Wortmann (1959, Dutch)
Vice Chairman of the Board of Directors
Member of the Audit Committee
Member of the Nomination and Governance
Committee

Corien Wortmann was Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund until December 2022, and is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People's Party). She was appointed to Aegon's Board in May 2014. In 2024, Ms. Wortmann was re-elected as Non-Executive Director of the Board of Directors of Aegon Ltd. for a term of two years until the end of the AGM to be held in 2026.

She is Vice Chairman of the Board of Directors, and a member of the Audit Committee and the Nomination and Governance Committee.

Ms. Wortmann is a member of the Board of Directors of DSM-Firmenich AG., Chairperson of the Supervisory Board of Netspar (non-listed), Member of the Supervisory Board of Deloitte Nederland (non-listed), and Member of the Supervisory Board of Planet B.io. (non-listed). She is a former member of the Supervisory Board of Het Kadaster, a former member of the Supervisory Board of Save the Children Nederland, and a former member of the Advisory Committee of the Financial Markets Authority.

Report of the Board of Directors

The Report of the Board of Directors highlights the main topics discussed by the Board of Directors (the Board), the composition of the Board, the roles and responsibilities of its committees including the topics addressed, and provides information on the Board process, the appointment of the independent auditor, and the adoption of the annual accounts 2025.

Main topics discussed

In 2025, the Board discussed, often together with management, many topics that are of importance for Aegon's strategy execution, its strategic developments and the business units' performance. The Board actively engaged in strategic deliberations throughout the year, focusing on key aspects that shape the Group's direction and long-term success. A central component of the Board's activities involved the ongoing management of the business portfolio. This included the evaluation and execution of acquisitions to strengthen the Group's capabilities, as well as divestments to streamline operations and optimize resources. In addition to portfolio adjustments, the Board oversaw transactions related to the balance sheet, ensuring that the Group's financial position remained robust and aligned with strategic objectives. During these discussions, the Board takes into consideration the views of management and other stakeholders while weighing opportunities, capabilities, risks, feasibility and timing of decisions. Underneath, some of the main topics are highlighted.

Relocation to the United States

In August 2025, Aegon announced a review of the potential relocation of Aegon's legal domicile, tax residence, and corporate headquarters to the United States. In close collaboration with Aegon's management and after taking into account internal and external counsel and views from stakeholders, the Board considers the relocation in the best interest of Aegon. Aligning the structure with the largest business unit and market will strengthen the strategy and simplify governance and execution. Going forward, the Board will continue to oversee the intended transition, which requires shareholder approval, and the execution of this multi-year relocation process.

US GAAP accounting

As part of the relocation process, the Board discussed in depth its accounting frameworks. Moving from IFRS reporting to US GAAP reporting will allow valuation of Aegon on the same basis as US peers. The Board supported the change in accounting framework, aiming to start US GAAP reporting as of full-year 2027. The Board further discussed and agreed that, in order to facilitate the transition, Aegon will stop publishing trading updates in 2026 and 2027.

a.s.r. shareholding

The Board discussed, without the Group CEO present, the a.s.r. shareholding. The aim is to hold the shares until value-creating opportunities present themselves. Following the Board's decision, Aegon sold 12.5 million shares in a.s.r. in September 2025 reducing Aegon's shareholding in a.s.r. from around 30% to approximately 24% of a.s.r.'s share capital.

Capital Markets Day 2025

During the Capital Markets Day 2025 (CMD), Aegon announced the reinsurance of Secondary Guarantee Universal Life (SGUL) contracts (USD 10 billion net face value) by Transamerica. The transaction reduced capital employed and increases remittances from Transamerica. The Board discussed the transaction and considered the related USD 0.8 billion capital investment into Transamerica favorable compared to alternative capital deployment options. The Board continues to be focused on capital allocation in line with its capital policy. The Board aims to return excess capital to stockholders' overtime unless it can be invested in value-creating opportunities.

The Board pre-discussed other CMD topics as well, which focused mainly on building a bigger, broader, more profitable US Life Insurance and Retirement industry leader. Also discussed was the growth potential and efficiency of the Aegon Asset Management and the launch of a strategic review of the Aegon UK business. The Board discussed and supported the financial ambitions for 2026 and 2027.

Governance and sustainability

Furthermore, the Board addressed the rotation of the Chairman of the Board of Directors and board succession planning in general. Through its Nomination and Governance Committee, the Board was kept appraised of sustainability developments, which included Aegon's sustainability approach, the long-standing focus on responsible investing, Aegon's net-zero ambitions, and the focus on fostering a fair and inclusive company.

Other 2025 topics

In addition, the Board addressed, among others,
the following topics in 2025:

- The use of the remuneration policy and framework and executive remuneration;
- Communication and stakeholder management;
- The self-evaluation of the 2024 Board performance;
- The Annual Report 2024;
- The regular business updates;
- The approval of the 2024 financial results, the 2025 interim financial results, and the (interim) dividends and share buybacks;
- The funding plan and funding authorization;
- Capital generation and solvency capital positions;
- Enterprise risk management, information security, and cybersecurity;
- The budget and medium term plan;
- Human resources, including succession planning, talent development, organizational health developments, cultural change and diversity;
- Brand architecture;
- Educational sessions on e.g. hedging and liquidity, sustainability, US governance, group solvency, information security, and business deep dives;
- Regulatory changes at both regional and global levels;
- Tax policy and developments; and
- Technology developments and innovations, AI in particular.

2026 focus areas

In 2026, the Board will continue to focus on the business units delivering on their ambitions in line with the budget/ medium-term plan. The Board will closely monitor the growth developments, and the value creation of the businesses while focusing on the strategy developments, including amongst other things the strategic review of Aegon UK, and execution capabilities. Other areas of attention relate to the transition to the US, US GAAP accounting, technology developments, talent development, integrated reporting, controls, and employee wellbeing. Also, the Board will continue to follow other organizational and external developments.

Composition of the Board

The composition of the Board is discussed regularly in Board meetings, prepared by the Nomination and Governance Committee. The chair rotation process was of particular attention in 2025. Following the recommendation of the Nomination and Governance Committee and upon nomination by the Board, the following changes to the Board have taken place:

- At the 2025 Annual General Meeting held on June 12, 2025, the shareholders voted in favor of the re-election of Mr. Connelly for a term of 1 year. Mr. Connelly retired from the Board of Directors on November 13, 2025.
- Also re-elected were Mr. Ellman and Mr. McGarry, both for a term of four years until the end of the AGM to be held in 2029.
- Ms. Fouché, Mr. Herzog, and Mr. Ralph were elected for a term of four years until the end of the AGM to be held in 2029.
- Mr. Herzog was appointed by the Board as the new Chairman effective November 13, 2025.
- At the 2025 AGM, Ms. Young stepped down as Director following a 12-year tenure.

The Board is highly appreciative of Mr. Connelly's and Ms. Young's years of dedication and contributions.

All non-executive directors are independent directors.

An induction program is in place for new Board members. The program is regularly updated to reflect changes in the environment in which Aegon operates, including regulatory changes. The program is tailored to the needs of individual Board members.

An overview of the composition of the Board of Directors in 2025 can be found in the section Composition of the Board and Executive Committee of this Annual Report. The retirement schedule is available as part of the Board Regulations on aegon.com.

The table below depicts, among other things, the tenure, the attendance of the board members, and the number of meetings held.

The Board of Directors retains the ability to call special meetings of the Board and any of its committees as needed.

	unit	2025	2024	%
Board members[1]				
Board of Directors				
Total members	nr	11	10	10%
Average tenure	years	4	6	(32%)
Average age	years	65	66	(1%)
Executive Board members				
Executive board members - Total members	nr	1	1	0%
Executive board members - Average tenure	years	6	5	20%
Executive board members - Average age	years	63	62	2%
Non-executive Board members				
Non-executive board members - Total members	nr	10	9	11%
Non-executive board members - Proportion of independent members of Board of Directors	%	91%	90%	1pp
Non-executive board members - Average tenure	years	4	6	(28%)
Non-executive board members - Average age	years	65	66	(1%)
Executive Committee				
Executive Committee - Total members	nr	11	11	0%
Executive Committee - Average tenure	years	5	5	13%
Executive Committee - Average age	years	56	55	2%
Board of Directors				
Women in Board of Directors	nr	4	4	0%
Proportion of women in Board of Directors	%	36%	40%	(4pp)
Men in Board of Directors	nr	7	6	17%
Proportion of men in Board of Directors	%	64%	60%	4pp
Executive Committee				
Women in Executive Committee	nr	3	3	0%
Proportion of women in Executive Committee	%	27%	27%	0pp
Men in Executive Committee	nr	8	8	0%
Proportion of men in Executive Committee	%	73%	73%	0pp
Board oversight				
Board of Directors				
Board of Directors - Number of regular meetings	nr	8	8	0%
Board of Directors - Proportion of regular meetings fully attended	%	88%	88%	0pp
Audit Committee				
Audit Committee - Number of meetings	nr	6	7	(14%)
Audit Committee - Proportion of meetings fully attended	%	100%	100%	0pp
Risk Committee				
Risk Committee - Number of meetings	nr	5	6	(17%)
Risk Committee - Proportion of meetings fully attended	%	80%	83%	(3pp)
Compensation and Human Resource Committee				
Compensation and Human Resource Committee - Number of meetings	nr	6	6	0%
Compensation and Human Resource Committee - Proportion of meetings fully attended	%	83%	100%	(17pp)
Nomination and Governance Committee				
Nomination and Governance Committee - Number of meetings	nr	6	6	0%
Nomination and Governance Committee - Proportion of meetings fully attended	%	100%	100%	0pp
Number of additional meetings/calls[2]	nr	12	7	71%
Proportion of additional meetings/calls fully attended	%	92%	86%	6pp

n.a. – not applicable; n.m. – not measured; pp – percentage points

1   The Board of Directors consists an Executive Board member (the CEO) and Non Executive Board members. The Board of Directors is supported by the Executive Committee.
2   Throughout the year several sub-committee and ad-hoc meetings were scheduled.

The Committees

The Board has four committees, comprising solely of Non-Executive Directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee, and the Compensation and Human Resource Committee.

Board committee membership[1]	Audit Committee	Risk Committee	Nomination and Governance Committee	Compensation and Human Resources Committee
David Herzog (Chairman of the Board)				
Lard Friese (CEO)				
Albert Benchimol		Member	Chairman	
Mark Ellman		Member		Chairman
Karen Fawcett		Member		Member
Lori Fouché		Member	Member	
Jack McGarry	Chairman			Member
Jay Ralph	Member		Member	
Caroline Ramsay	Member	Chairman		
Thomas Wellauer	Member			Member
Corien Wortmann (vice-chair of the Board)	Member		Member	

1   Board committee membership as per December 31, 2025.

The Audit Committee

The Audit Committee has confirmed that all its members qualified as independent according to Rule 10A-3 of the SEC. The Chairman of the Audit Committee qualifies as a financial expert according to the Sarbanes-Oxley Act in the United States and the NYSE requirements.

Role and responsibilities

Aegon has both an Audit Committee and a Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee. Certain Board members participate in both committees, and a combined meeting of the Audit Committee and Risk Committee is scheduled at least on an annual basis.

The main role and responsibilities of the Audit Committee are to assist and advise the Board in fulfilling its oversight responsibilities regarding:
- The integrity and quality of the consolidated financial statements for the Group;
- The effectiveness of the design, operation, and appropriateness of the enterprise risk management framework and internal control systems of the Group, including supervising the enforcement of the relevant legislation and regulations, supervising the operation of the Code of Conduct, and monitoring the internal control over financial reporting;
- The integrity, quality, and disclosure of financial and non-financial information by the Group, including but not limited to the choice of accounting policies, application, and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts, and work of the External and Internal Auditors;
- Compliance with recommendations and observations and following up on comments of Internal and External Auditors, including the review of compliance and complaints (whistleblowing) procedures and reports;
- The role and functioning of the internal audit function;
- The policy of the company on tax planning;
- Actuarial matters;

- The funding, financing, capital structure, and capital reporting of the Group, the Group Capital Plan, and treasury policies and procedures, including significant financial exposures;
- Applications of information and communication technology, including risks relating to cybersecurity and information security;
- The integrity of the consolidated half-yearly and full-year financial statements and financial reporting processes;
- Internal control systems and the effectiveness of the internal audit process;
- Relationship with the External Auditor, including in particular its appointment, reappointment, or dismissal, qualifications, independence, remuneration, and any services for the Group; and
- The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.

Other 2025 topics

In 2025, the Audit Committee addressed, among others, the following topics:
- Financial information and reporting, dividend proposals, share buyback proposals, and financial publications;
- US GAAP preparations;
- Reports from the independent auditor, including the Annual Audit Plan and fee letter;
- The external auditor assessment;
- Quarterly update reports from Compliance, including the annual plan, and Group Legal;
- Quarterly update reports from Internal Audit, the Audit Plan, and the Audit Charter;
- The quarterly IFRS/Solvency control program updates;
- Cash flow testing results;
- Compliance with regulations;
- Assumption and model changes, and the actuarial function report; and
- Updates from Group Tax.

The Risk Committee
Role and responsibilities
The Risk Committee focuses on the effectiveness of the design and operation and the appropriateness of the enterprise risk management framework and internal control systems of Aegon Ltd. This includes:
- Risk strategy;
- Risk tolerance;
- Risk governance structure;
- Risk competencies;
- Risk assessment;
- Risk responses and internal control effectiveness;
- Risk monitoring; and
- Risk reporting.

Furthermore, the Risk Committee is responsible for reviewing, and advising the Board with respect to, the Risk exposures as they relate to capital, earnings, liquidity, operations, product development and pricing, and compliance with risk policies. The Audit Committee primarily relies on the Risk Committee for the topics mentioned above.

The Risk Committee works closely with the Audit Committee. One combined meeting was held in 2025. This meeting focused on the 2026 Group Risk plan, and the 2025 Model Validation outcome and the 2026 Model Risk & Validation plan.

Other 2025 topics
In 2025, the Risk Committee addressed, among others, the following topics:
- The quarterly risk dashboard, reflecting the risk profile of Aegon based on financial risk, underwriting risk, and operational risk;
- Business updates with focus on local risk profile relative to risk appetite and limits and the risks related to strategic and operational improvement projects;
- Assumption and model changes, and the actuarial function report;
- Changes to regulatory requirements;
- Product development and pricing;
- Liquidity risk management;
- The Supervisory Risk Assessment;
- The Group Risk Plan and Group Risk Appetite;
- Information security strategy, metrics and reporting, and the IT Risk profile;
- Operational Resilience;
- Macroeconomic risks, exposures, and mitigating actions;
- Climate Risk Assessments;
- Business environment emerging risk scan; and
- Risk strategy and limits.

The Nomination and Governance Committee
Role and responsibilities
The Nomination and Governance Committee focuses on the size, composition, and profile of the Board

and addresses the functioning, succession, and proposed nomination of Directors, and ensures that the corporate governance structure is in line with the applicable rules and regulations and advises on the responsible business strategy. This includes:
- Drawing up selection criteria and (re-)appointment procedures for nominations of Directors;
- Preparing selection criteria and appointment procedures and proposal for the nomination of the Chief Executive Officer;
- Updating the Board Profile and periodically assessing the size and composition of the Board, and making a proposal for a composition profile of the Board;
- Assessing the functioning of individual Directors and drawing up a plan for the succession of Directors;
- Advising on and proposing to the Board candidates to be designated as Chairperson and Vice-Chairperson of the Board;
- Supervising the policy of the Board on the selection criteria and appointment procedures for senior management and discussing the succession plans for certain key roles;
- Advising on a proposal for appointment of the Group CFO;
- Annually validating the succession plans for the CEO, CFO, CRO, CEO of Transamerica, and certain other functions;
- Periodically discussing any relevant developments within the senior management and advising on any potential appointments of senior management;
- Overseeing the corporate governance structure of the company and compliance with any applicable corporate governance legislation and regulations;
- Periodically assessing and advising on the responsible business strategy, including sustainability/ESG strategy, as part of the corporate strategy;
- Discussing updates to Aegon's environmental targets and sustainability approach; and
- Overseeing the process of the annual self-evaluation of the Board and each of its committees.

Other 2025 topics
In 2025, the Nomination and Governance Committee addressed the following additional topics:
- Discussed the Board composition, required profiles and potential new candidates for the Board of Directors;
- Set up - and implemented the Chair rotation process;
- Interviewed multiple Board member candidates and senior management candidates;
- Discussed the succession planning of certain key senior management roles;
- Discussed senior management developments;
- Received and discussed multiple updates on sustainability and reviewed the related 2025 Double Materiality Assessment, the sustainability roadmap and targets; and
- Received updates on corporate governance matters and reviewed the implications on governance in relation to the transition to the US.

The Compensation and Human Resource Committee
Role and responsibilities

The Compensation and Human Resource Committee (CHRC), is designated to safeguard the existence of sound remuneration policies and practices within the company by overseeing the development and execution of these policies and practices in accordance with the applicable rules and regulations. CHRC assesses, in particular, the remuneration governance processes, procedures and methodologies adopted to ensure that the remuneration policies and practices adequately address all types of risks as well as liquidity and capital levels. The Committee also ensures that the overall remuneration policy is consistent with the longer-term strategy of the company and the longer-term interest of its shareholders, investors, and other stakeholders, as well as the public at large.

This includes, among other:
- Reviewing Aegon's Global Remuneration Framework, making recommendations on the remuneration policies, and advising the Board on the approval and adoption of the Global Remuneration Framework;
- Overseeing the remuneration of Executive Directors;
- Reviewing annually a proposal for the remuneration of the Heads of Control Functions;
- Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year;
- Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report; and
- Discussing the outcome of the employee engagement surveys and of the succession planning for key senior management/talents (e.g., process followed, statics on the health of the pipeline).

In June 2024, the AGM adopted the new Directors' Remuneration Policy. In 2025, the CHRC discussed the alignment of the Executive Committee compensation package to the new remuneration policy. Further discussed in 2025 was the intended transition to the US and the impact on remuneration, retention plans and severance.

The CHRC also oversaw the application of Aegon's Group Global Remuneration Framework and the various policies and procedures related to it. This included:
- Determining the outcome of the 2024 Group Performance Indicators and of the 2024 Individual Performance Indicators and allocating variable compensation related to 2024 where required;
- Setting the 2025 Individual Performance Indicators for the CEO;
- Setting the 2025 Group Performance Indicators and targets for remuneration purposes;
- Preparing for the 2026 performance indicators;

- Reviewing the ex-ante risk assessments and ex-post risk assessments, any exemption requests (for example, sign-on arrangements) under the remuneration policies;
- Reviewing the 2025 Remuneration Report.

In line with its charter, the CHRC discussed at length (i) the Global Employee Survey results in 2025 and (ii) the succession plans overview for the key 90 senior management members (process and health of pipeline).

Process and meetings

The Board and the Committee meetings are scheduled regularly, and the agendas are mainly based on a rolling calendar. The meeting schedule is set two years in advance, allowing for sufficient flexibility to address regular and non-routine matters. Board papers are submitted well before the meetings and are distributed and filed by the board office under the management of the Company Secretary. On the request of the Board, Board (committee) meetings are attended by senior management or others. Minutes of the meetings are made and kept by the Company Secretary.

Independent Auditor

During the 2023 AGM, Ernst & Young Accountants LLP was appointed Aegon's independent auditor for the Annual Accounts 2024 through 2028. Subject to Bermuda law, the auditor is appointed annually by the AGM. EY Accountants B.V. succeeded Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. as from June 29, 2024, following a change in the latter's legal structure. During the 2025 AGM, EY was appointed Aegon's independent auditor for the Annual Accounts 2026

Annual Accounts

This Annual Report includes the Annual Accounts for 2025, which were prepared by management and discussed by both the Audit Committee and the Board. The Annual Accounts are adopted by the Board.

Acknowledgment

The Board of Directors acknowledges that the organization is in transition and entering a new chapter focusing on the next phase of value creation. As part of the transition, the Board contemplates decisions while taking into account the views of multiple stakeholders. In the decision-making process, the Board strives to serve the long-term value creation of the company. Although organizational changes will continue, it is also acknowledged that Aegon's employees worldwide continue to focus on the business and our customers. The Board highly appreciates the efforts made by management and the employees and underpins their professionalism and customer focus.

Schiphol, the Netherlands, March 25, 2026

David Herzog, Chairman of the Board of Directors of Aegon Ltd.

Remuneration Report

The 2025 Remuneration Report from our Compensation and Human Resource Committee on behalf of the Board

Introduction

This report has been prepared by the Compensation and Human Resource Committee of the Board of Directors, which was led by the Committee's Chairman, Mr. Mark A. Ellman, and was approved by the Board of Directors (Board).

In the first chapter, the Compensation and Human Resource Committee presents an overview of the business and remuneration highlights in 2025 and a look ahead to 2026. This is followed by chapter two, which contains a general introduction to remuneration at Aegon. The third chapter is the 2025 Non-Executive Director Remuneration Report, which contains a summary of the Non-Executive Director Remuneration Policy and their remuneration in recent years. In the fourth chapter, the 2025 Executive Director Remuneration Report provides a summary of the Executive Director Remuneration Policy, the Executive Director remuneration over the recent years, and the 2025 Executive Director performance indicators.

1. Business and remuneration highlights

This chapter presents an overview of the business and remuneration highlights in 2025 and a look ahead to 2026.

2025 Business performance against our performance metrics

In 2025, Aegon either met or outperformed all the financial targets set for the year and commercial momentum also remained strong.

Operating capital generation amounted to EUR 1,287 million, ahead of the EUR 1.2 billion target for 2025. Compared to 2024, operating capital generation increased by 3%, driven by business growth, partly offset by unfavorable currency movements. Both periods were impacted by overall favorable items. In 2025, the return on regulatory capital amounted to 22.6%. The return on regulatory capital measures the profitability of Aegon's yearly average regulatory capital, with the return (EUR 1,586 million in 2025) represented by the sum of the earnings on in-force from the reporting segments, the a.s.r. capital distributions received, and the (negative contribution from) the Holding funding and operating expenses. The average regulatory capital (EUR 7,032 million in 2025) is based on the group solvency requirement.

Business performance highlights	2025	2024
Return on Regulatory Capital	22.56%	19.80%
Operating capital generation from the units	1,287	1,245

In 2025, Aegon's Board of Directors consisted of the following Non-Executive members: Mr. David Herzog (Chairman), Ms. Corien M. Wortmann (Vice Chairman), Mr. Mark A. Ellman, Mr. Thomas Wellauer, Ms. Caroline Ramsay, Mr. Jack McGarry, Ms. Karen Fawcett, Mr. Albert Benchimol, Ms. Lori Fouché, and Mr. Jay Ralph. Mr. William Connelly (former Chairman) departed the Board in November 2025 and Ms. Dona Young departed in June 2025. Ms. Lori Fouché, Mr. Jay Ralph, and Mr. David Herzog all joined in June 2025. Chief Executive Officer, Mr. Lard Friese, is an Executive Member of the Board.

2025 Remuneration highlights

For serving as an Executive Director and Chief Executive Officer in 2025, Mr. Friese received a base salary of EUR 1,365,000, which has not changed since 2024. For that same period, Mr. Friese was allocated EUR 3.5 million in total compensation, which consisted of a base salary, pension contributions, the 2025 Short-Term Incentive, and other benefits (2024: EUR 3.4 million).

The 2025-2027 Long-Term Incentive will be allocated in 2028 after the performance period for this incentive is completed.

The 2025 CEO-to-Median pay ratio was 40:1 (2024: 36:1). This ratio was based on the base salary on May 1, 2025, and the variable compensation awards that were approved and allocated in 2025 (in cash and shares where applicable) for Mr. Friese and Aegon's employees. The cumulative amount for Mr. Friese was EUR 3.1 million (2024: EUR 2.9 million), while for the median full-time employee, this was EUR 76.7 thousand (2024: EUR 81 thousand).

Looking ahead to 2026

For 2026, there will be no changes to the retainer levels for the Non-Executive Directors. As of January 2026, Mr. Friese's compensation has been brought to the market median, consistent with the Directors' Remuneration Policy, by increasing his base salary to EUR 1,474,000 (2025:EUR 1,365,000) and increasing the Long-Term Incentive target to 250% of base salary (2025: 175%).

At the 2026 Annual General Meeting, the Board will ask Aegon's shareholders to cast an advisory vote on the 2025 Remuneration Report.

2. Remuneration at Aegon in general

This chapter contains a general introduction to Aegon's Global Remuneration Framework (GRF), Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration, and remuneration of Material Risk Takers.

Global Remuneration Framework

Aegon's GRF was designed in accordance with relevant rules and regulations. These included the remuneration rules of the Bermuda Monetary Authority. All remuneration policies within Aegon are derived from the GRF, such as the Directors' Remuneration Policy and the local Remuneration Policies of our business units. There were no material changes to the GRF in 2025.

Human Resources Strategy

In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:

- Attract, retain, motivate, and reward a highly qualified and diverse workforce.
- Align the interests of executives, managers, and all other employees with Aegon's business strategy, risk tolerance, values, and long-term interests.
- Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, and corporate responsibilities, and Aegon's purpose, values, and behaviors.

Remuneration Principles

Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group:

- First, Aegon's remuneration is employee-oriented by fostering a sense of value and appreciation in each individual employee, promoting the short- and long-term interests and wellbeing of Aegon's employees through fair compensation and support for employees' career development and mobility.
- Second, it is performance-related, establishing a clear link between pay and performance by aligning objectives and target-setting with performance evaluation and remuneration, reflecting individual and collective performance in line with Aegon's long-term interests.
- Third, it is fairness-driven by promoting fairness and consistency in Aegon's remuneration policies and practices, avoiding discrimination, having gender-neutral policies and practices, and providing total compensation packages in line with an appropriately established peer group at a country and/or functional level.
- And last, Aegon's remuneration is risk-prudent (see also Risk Management in relation to Remuneration below).

Risk management in relation to remuneration

Remuneration, and specifically variable compensation, may have an impact on the risk-taking behaviors of employees and, as such, may undermine effective risk management. The GRF, therefore, includes additional remuneration rules for the Executive Director, Material Risk Takers, and Staff in Control Functions, as their roles and responsibilities require tailored risk-mitigating measures and governance processes. These rules include mandatory risk assessments related to setting individual goals, as well as malus and clawback risk assessments.

Both the Risk Management and Compliance functions are involved in the design and execution of Aegon's GRF and remuneration policies, such as reviewing proposed updates to the GRF and remuneration policies, reviewing the selection of Material Risk Takers, and executing various risk-mitigating measures during the compensation cycle.

3. 2025 Non-Executive Director Remuneration Report

This report contains a summary of the Non-Executive Director Remuneration Policy that applied in 2025 and the Non-Executive Directors' remuneration over the recent years, including remuneration paid under the former Non-Executive Director Remuneration Policy. Disclosures of individuals in the Non-Executive Director tables and text below will include those previously reported as Supervisory Board members before 2023.

Remuneration Policy for Non-Executive Directors in 2025

The purpose of Non-Executive Director remuneration is to provide guaranteed, non-performance based, compensation for the different roles and responsibilities within the Board and its committees. The policy remains in place until the shareholders have adopted a new or revised policy in accordance with the applicable rules and regulatory requirements of the Insurance Code of Conduct of the Bermuda Monetary Authority.

The Board of Directors will submit a proposal to the shareholders to adopt a remuneration policy at an Annual General Meeting at least every four years. The Remuneration Policy was last approved in June 2024.

The remuneration of the Non-Executive Directors consists of annual Board and Committee membership retainers. For these retainers, the aim is to be competitive with the market median for the labor market peer group. The Board annually reviews the labor market peer group to ensure it remains relevant and up to date, for example in case of de-listings, mergers, or other extraordinary circumstances. Any change to the peer group will be disclosed in the Remuneration Report.

In 2025, the labor market group applied to the Directors' Remuneration consisted of the following companies, and remained unchanged from 2024:

European insurance companies		Dutch general industry companies	US insurance companies
Assicurazioni Generali	Prudential	Ahold Delhaize	Lincoln National
Aviva	Swiss Life Holding	Randstad	Principal Financial Group
AXA	Gruppo Unipol	Philips	Prudential Financial
Legal & General Group	Zurich Insurance Group	Wolters Kluwer	Voya Financial

The Non-Executive Directors were entitled to the following retainers in 2025:

Annual Board membership fees	Chair	EUR 375,000 in cash and EUR 125,000 in non-performance-based restricted Aegon shares[1]
	Vice Chair	EUR 95,000 in cash and EUR 30,000 in non-performance-based restricted Aegon shares
	Member	EUR 85,000 in cash and EUR 30,000 in non-performance-based restricted Aegon shares
Annual Committee membership retainers	**Audit Committee and Risk Committee:**	
	Committee Chair	EUR 35,000 in cash
	Member	EUR 20,000 in cash
	Compensation and Human Resources Committee:	
	Committee Chair	EUR 30,000 in cash
	Member	EUR 20,000 in cash
	Nomination and Governance Committee:	
	Committee Chair	EUR 20,000 in cash
	Member	EUR 15,000 in cash

1   The Board Chair is not eligible for annual committee membership retainers.

The annual Board retainers in cash were paid quarterly, while the retainers in shares will vest annually after the calendar year ends (including accrued dividends). Where required, Aegon pays the employer social security contributions in the home country of the Non-Executive Director. The employee social security contributions in the home country, if any, are paid by the Non-Executive Director.

The policy contains a temporary derogation clause, under which derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability for a limited period when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2025.

Information on Non-Executive Directors and the composition of the four committees can be found in the Report of the Board of Directors in this Annual Report 2025.

Non-Executive Director remuneration in recent years
The table below shows the retainers, attendance fees, and benefits that have been allocated to and paid for each Non-Executive Director and former Supervisory Board member in the calendar years 2023, 2024, and 2025, in accordance with the Non-Executive Director Remuneration Policy that applied at the time.

The table also includes the total IFRS expenses that were recognized for the compensation of the Non-Executive Directors in 2023, 2024, and 2025. There have been no deviations from this policy in recent years.

In EUR thousands	Year	Retainer cash [1]	Retainer shares	Attendance fees	Benefits [2]	Total compensation
David Herzog (from June 12, 2025, chair from November 13, 2025)	2025	81	28	0	0	109
William L. Connelly (until November 13, 2025)	2025	325	108	0	0	433
	2024	375	125	0	0	500
	2023	100	0	98	38	235
Mark A. Ellman	2025	130	30	0	0	160
	2024	123	30	0	0	153
	2023	56	0	63	17	135
Ben J. Noteboom (until May 25, 2023)	2023	25	0	19	4	48
Corien M. Wortmann	2025	130	30	0	0	160
	2024	130	30	0	0	160
	2023	66	0	66	13	145
Lori Fouché (from June 12, 2025)	2025	60	15	0	0	75
Dona D. Young (until June 12, 2025) [3]	2025	75	15	0	0	90
	2024	150	30	60	0	240
	2023	64	0	76	25	164
Jay Ralph (from June 12, 2025)	2025	60	15	0	0	75
Caroline Ramsay	2025	140	30	0	22	192
	2024	140	30	0	19	189
	2023	64	0	54	40	157
Thomas Wellauer	2025	125	30	0	17	172
	2024	125	30	0	7	162
	2023	56	0	63	24	142
Jack McGarry	2025	140	30	0	0	170
	2024	140	30	0	0	170
	2023	58	0	66	25	150
Karen Fawcett	2025	125	30	0	0	155
	2024	125	30	0	0	155
	2023	56	0	63	29	148
Albert Benchimol (from June 12, 2024)	2025	123	30	0	0	153
	2024	60	15	0	0	75
Total compensation	2025	1,514	391	0	39	1,943
	2024	1,368	350	60	26	1,804
	2023	544	0	567	215	1,326
Recognized IFRS expenses	2025	1,514	397	0	39	1,949
	2024	1,368	389	60	26	1,843
	2023	544	0	567	215	1,326

1   Contains base fees (2023) and the cash retainers (2024 and 2025). Ms. Fouché joined the Board and its Risk and Nomination and Governance Committee as per the AGM of June 12, 2025, and received a pro rated fee. Mr. Ralph joined the Board and its Audit and Risk and Nomination and Governance Committee as per the AGM of June 12, 2025, and received a pro rated fee. Ms. Young left the Board as per the AGM of June 12, 2025. Mr Herzog succeeded William Connelly as Chairman of the Board as of November 13, 2025.
2   Benefits cover the travel fees for all Board members (2023) and the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switzerland).
3   In 2024, Ms. Young received additional attendance fees for additional meetings in 2023 in relation to the development of the new Directors' Remuneration Policy.

The table below presents the total compensation (retainers, attendance fees, and benefits) that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. This compensation was paid in accordance with the Non-Executive Director Remuneration Policy that applied at the time, and there were no deviations. In addition, the table shows the Aegon net result, a proxy for financial and non-financial business performance, and the median employee compensation for the same period.

In EUR thousands	**Annualized** [1]	2021	2022	2023	2024	**2025**
David Herzog (from June 12, 2025, chair from November 13, 2025)	Compensation					500
William L. Connelly (until November 13, 2025)	Compensation	162	217	235	500	500
	Change	-	34%	8%	113%	0%
Mark A. Ellman	Compensation	102	132	135	153	160
	Change	-	30%	2%	13%	5%
Ben J. Noteboom (until May 25, 2023)	Compensation	107	138	121		
	Change	-	29%	(12%)		
Corien M. Wortmann	Compensation	112	151	145	160	160
	Change	-	35%	(4%)	10%	0%
Lori Fouché (from June 12, 2025)	Compensation					150
Dona D. Young (until June 12, 2025)	Compensation	119	152	164	240	180
	Change	-	28%	8%	46%	(38%)
Jay Ralph (from June 12, 2025)						150
Caroline Ramsay	Compensation	121	183	157	189	192
	Change	-	51%	(14%)	20%	1%
Thomas Wellauer	Compensation	111	136	142	162	172
	Change	-	22%	5%	14%	6%
Jack McGarry (from June 3, 2021)	Compensation	105	154	150	170	170
	Change	-	46%	(3%)	14%	0%
Karen Fawcett (from May 31, 2022)	Compensation		131	148	155	155
	Change			13%	5%	0%
Albert Benchimol (from June 12, 2024)	Compensation				150	153
	Change					2%
Aegon net result based on EUR-IFRS [2]	In EUR million	1,701	(2,504)	(199)	676	980
Aegon business performance [3]	Target = 100%	123%	113%	130%	126%	137%
Inflation in the Netherlands	Consumer Price Index	2.7%	10.0%	3.8%	3.3%	3.3%
Average employee compensation [4]	In EUR thousand	105	134	137	142	146
	Annual change		28%	2%	4%	3%

1 Remuneration amounts are annualized for Board members who joined or left during a calendar year.
2 Until 2022, Aegon's net income was reported under IFRS 4; since 2023, it has been under IFRS 17.
3 As of 2024, this reflects the weighted average Aegon financial and non-financial business performance as measured for the Short-Term Incentive, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 200% as maximum (prior to 2024: 150% as maximum, as used for the allocation of variable compensation in the applicable year).
4 The average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

Beginning in 2025, the Non-Executive Directors have a minimum shareholding requirement of 100% of the cash portion of the annual Board retainer, to be built up within four years by retaining vested shares on an after-tax basis (no requirement to buy shares). The 2025 Board retainer in shares will vest in 2026. At the end of 2025, the Non-Executive Directors held the following shares:

Non-Executive Director	Shares held	Percentage of holding requirement
David Herzog	0	0%
Corien M. Wortmann	5,819	41%
Albert Benchimol	5,819	45%
Mark A. Ellman	5,819	45%
Karen Fawcett	3,802	30%
Lori Fouché	0	0%
Jack McGarry	5,819	45%
Jay Ralph	0	0%
Caroline Ramsay	3,375	26%
Thomas Wellauer	3,993	31%

4. 2025 Executive Director Remuneration Report

This report contains a summary of the Executive Director Remuneration Policy that applied in 2025, the Executive Directors' remuneration over the recent years, including remuneration paid under the former Executive Director Remuneration Policy, and the 2025 Executive Director performance metrics. Disclosures for individuals in the Executive Director tables and the text below will include those previously reported as Executive Board members in prior years.

Mr. Friese, Chief Executive Officer, served as the sole Executive Director in 2025.

Executive Director Remuneration Policy in 2025

The purpose of Executive Director remuneration is to attract and retain an Executive Director who can deliver on Aegon's ambitions for value creation and our strategy for growth, and establish a strong correlation between the Executive Director's remuneration and Aegon's financial performance, as well as the long-term interests of both Aegon and its shareholders. The policy remains in place until the shareholders adopt a new or revised policy that complies with applicable rules and regulatory requirements.

The Board of Directors will submit a proposal to the shareholders to adopt a remuneration policy at an Annual General Meeting at least every four years.

The policy contains a temporary derogation clause, under which derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability for a limited period when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2025.

Total compensation

Total compensation for the Executive Director consists of a base salary, pension contributions, a Short-Term Incentive, a Long-Term Incentive, and other benefits. For these components, the aim is to be competitive with respect to the market median of the labor market peer group. The Board annually reviews the labor market peer group to ensure it remains relevant and up to date, for example in the event of de-listings, mergers, or other extraordinary circumstances. Any change to the peer group will be disclosed in the Remuneration Report.

In 2025, the labor market group applying to the Directors' Remuneration Policy remains unchanged from 2024 and is the same as for the Non-Executive Directors. In 2025, base salary, pension contributions, and variable compensation opportunities remained consistent with 2024 compensation levels.

Base salary

The purpose of base salary is to provide guaranteed remuneration proportional to the Executive Director's experience, skills, and/or performance. The base salary is paid each month in cash. For 2025, the annual gross base salary for Mr. Friese was EUR 1,365,000 (2024: EUR 1,365,000).

Pension

A pension is guaranteed remuneration that aims to provide financial security after retirement. The Executive Director is enrolled in the applicable local employee pension plan(s) and/or receives cash in lieu of pension. The annual total pension contributions equal 15% of base salary (2024: 15%). For Mr. Friese, these were paid in 2025 through participation in Aegon's defined contribution pension plan for employees based in the Netherlands (for their eligible earnings up to EUR 137,800) and as an additional gross allowance for the remaining part up to 15% of base salary.

Short-Term Incentive

The Short-Term Incentive provides a distinct variable, performance-based remuneration component in cash that aligns the remuneration of the Executive Director with short-term financial and Environmental, Social and Governance (ESG) objectives of Aegon. Performance is assessed over a one-year period, based on metrics, weights, and targets on a 50-100-200% performance scale, as decided by the Board without the Executive Director's participation. After completion of the performance period, the Short-Term Incentive is paid in cash. For 2025, the target Short-Term Incentive for Mr. Friese was 100% of base salary, with a threshold at 50% and a maximum at 200% of base salary.

Long-Term Incentive
The Long-Term Incentive component of Aegon performance shares aligns the Executive Director's remuneration with Aegon's long-term financial and strategic business objectives and those of its shareholders. Performance is assessed over a three-year period, based on metrics, weights, and targets on a 50-100-200% performance scale, as decided by the Board. After completion of the performance period, the Long-Term Incentive is paid in shares. Dividend entitlements for these shares will be accrued until the end of the performance period and will vest as additional shares. After vesting, the Long-Term Incentive and dividend shares are subject to a two-year holding period. For 2025, the target Long-Term Incentive for Mr. Friese was 175% of base salary, with a threshold at 87.5% and a maximum at 350% of base salary.

Other benefits
Other benefits include non-monetary benefits (for example, a company car), social security contributions by the employer, and tax expenses borne by Aegon. Aegon does not grant the Executive Director personal loans, guarantees, or other such arrangements unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Board.

Clawback provision
In November 2023, the Board adopted a compensation recovery policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the related New York Stock Exchange listing standards. The policy requires the recovery of erroneously awarded incentive-based compensation from current and former executive officers. Recovery applies to compensation awarded in the three fiscal years preceding the date the company is required to prepare an accounting restatement. This includes restatements to correct errors that would result in a material misstatement if corrected in, or left uncorrected from, the current period.

The amount to be recovered is the excess of incentive-based compensation received over the amount that would otherwise have been received under the restated financial measure.

Aegon's Board can also claw back variable compensation already paid to the Executive Director in case of a financial restatement or individual gross misconduct. Examples of misconduct include, but are not limited to, a significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption, or bribery, significant issues due to evident dereliction of duty, and/or discrimination of any kind (for example, age or gender).

Terms of Engagement
The Executive Director is appointed for four years and may then be reappointed for successive mandates, also for a period of four years. The Executive Director has a board agreement with Aegon Ltd., rather than an employment contract. The Executive Director may terminate his board agreement with a notice period of three months. The Board may terminate the board agreement by giving six months' notice.

The Board may entitle the Executive Director to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Director (unless due to imputable acts or omissions of Aegon), imputable acts, or omissions by the Executive Director or failure of Aegon as a company during the appointment term of the Executive Director. Mr. Friese has a termination clause included in his board agreement.

Executive Director remuneration in recent years
This section provides more details related to the remuneration that has been allocated and paid to the Executive Director and former Executive Board members. It covers the allocated remuneration (2023-2025), the calculation of the 2025 variable compensation, the pay-out schedule of variable compensation (2023-2029), the recognized IFRS expenses for remuneration (2023-2025), the remuneration that was awarded and due in 2024 and 2025, and the annualized total compensation overview (2021-2025).

Allocated remuneration (2023-2025)

The first table shows the remuneration allocated to the Executive Director and former Executive Board members for the performance years 2023, 2024, and 2025 in accordance with the Executive Director Remuneration Policy that applied at the time of the award. There were no deviations from the policy in these years.

Allocated compensation (in EUR thousands)	Base salary	Variable compensation	STI	Pension	Other benefits	Total compensation
Lard Friese						
2025	1,365	-	1,869	205	103	3,542
2024 [1]	1,365	-	1,720	205	95	3,385
2023	1,637	1,529	-	656	87	3,909
Matt Rider						
2023 [2]	1,037	969	-	427	107	2,540
All Executive Board						
2023 [3]	2,006	1,874	-	812	144	4,836

1 Following the new Executive Director Remuneration Policy applicable to Mr. Friese's from January 1, 2024, the variable compensation for Mr. Friese consists of STI and LTI from January 2024. The first LTI allocation is in 2026 with vesting in 2027.
2 For transparency in the transition year, Mr. Rider's total compensation reflects the full year in 2023, while he was a member of the Executive Board until September 30, 2023.
3 The disclosed amounts for 2023 were received in the period that Mr. Friese and Mr. Rider were members of the Executive Board, until September 30, 2023.

2025 Short-Term Incentive

For 2025, the target Short-Term Incentive for Mr. Friese was 100% of base salary, with a threshold at 50% and a maximum at 200% of base salary. Based on the outcomes of the Short-Term Incentive metrics, Mr. Friese's 2025 Short-Term Incentive was EUR 1,869 thousand, which equaled 137% of target and 137% of base salary.

All metrics were scored on a 50-100-200 performance scale, as determined by the Board, without the Executive Director's participation.

2025 STI	Threshold	Target	Maximum	Result	Pay-out
Lard Friese					
In % of base salary	50%	100%	200%	137%	
In total (EUR thousands)	683	1,365	2,730		1,869

	Weight	Target	Result	Score
Operating Capital Generation	45%	1,187	1,287	142%
Commercial metric	40%	100%	132%	132%
ESG metric	15%	100%	See below	133%
Employee Engagement	10%	76%	76%	100%
Weighted Average Carbon Intensity	5%	(51%)	(54%)	200%
Total performance result				**137%**

2025 STI metrics	Definition
Operating Capital Generation	The Operating Capital Generation represents the capital generated by the Business Units from their In-Force and New Business over a 1-year performance period.
Commercial metric	This blended metric measures the weighted average commercial performance in the key focus areas of our Business Units. The rounded weights for the Business Units are proportional to the size of their business within the Group, with 70% for Transamerica and 10% each for Aegon UK, Aegon International, and Aegon Asset Management.
ESG metric	The blended ESG metric includes the weighted average results of the carbon intensity and employee engagement sub-metrics. The employee engagement target has been revised during the year to reflect several organizational developments.

Pay-out schedule variable compensation (2023-2028)
The following tables show for the current Executive Director and former Executive Board members how much variable compensation has been paid in shares and cash, respectively, in 2023, 2024, and 2025, and how much conditional variable compensation is scheduled to be paid out in the coming years. The vesting price of the shares were: EUR 4.274 on May 25, 2023, EUR 6.314 on May 17, 2024, and EUR 6.282 on March 26, 2025. Shares for the plan years from 2020 onwards are subject to an additional two-year holding period after payout.

Shares by plan year	VWAP [1]	2023	2024	2025	2026	2027
Lard Friese						
2020	EUR 4.083	-	103,580	-	-	-
2021	EUR 3.293	-	-	275,182	-	-
2022	EUR 4.491	-	-	-	203,072	-
2023	EUR 4.833	-	-	-	-	210,943
Total number of shares		**-**	**103,580**	**275,182**	**203,072**	**210,943**
Matt Rider						
2019	EUR 4.162	17,847	-	-	-	
2020	EUR 4.083	-	104,547	-	-	
2021	EUR 3.293	-	-	178,961	-	
2022	EUR 4.491	-	-	-	124,273	
2023	EUR 4.833	-	-	-	-	133,661
Total number of shares		**17,847**	**104,547**	**178,961**	**124,273**	**133,661**
Alex Wynaendts						
2019	EUR 4.162	25,174	-	-	-	-
2020	EUR 4.083	-	49,346	-	-	-
Total number of shares		**25,174**	**49,346**	**-**	**-**	

1 This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance, for the 2023 plan year, this is the VWAP for the period December 15, 2022 to January 15, 2023.

Cash by plan year (in EUR)	2023	2024	2025	2026
Lard Friese				
2022	455,880	-	-	-
2023	-	509,669	-	-
STI 2024	-	-	1,719,900	-
STI 2025	-	-	-	1,868,822
Total cash	**455,880**	**509,669**	**1,719,900**	**1,868,822**
Matt Rider				
2019	74,278	-	-	-
2020	-	-	-	-
2021	-	-	-	-
2022	278,984	-	-	-
2023		322,946	-	-
Total cash	**353,262**	**322,946**		
Alex Wynaendts				
2019	104,772	-	-	-
Total cash	**104,772**			

Recognized IFRS expenses of remuneration (2023-2025)

The following table contains the recognized IFRS expenses of the remuneration of the Executive Director and former Executive Board members in the calendar years 2023, 2024, and 2025.

These numbers differ from the previously mentioned allocated remuneration amounts because the deferred components of variable compensation and Mr. Friese's sign-on arrangement are expensed over multiple calendar years, and the shares are measured at fair value rather than at the grant price.

IFRS expenses for compensation (in EUR thousands)	Base salary	Variable compensation	STI	LTI	Pension	Other Benefits	Total
Lard Friese							
2025	1,365		1,869	1,832	205	103	5,374
2024 [1]	1,365	525	1,720	1,067	205	95	4,978
2023 [2]	1,641	1,106			656	87	3,489
Matt Rider							
2023 [3]	1,037	607			427	107	2,179
All Executive Board							
2023 [4]	2,009	1,285			812	145	4,251

1   In accordance with the Executive Director Remuneration Policy, the variable compensation for Mr. Friese consists of STI and LTI from January 1, 2024.
2   2023 includes the fixed compensation expenses for the sign-on arrangement of EUR 3,468 that Mr. Friese received when joining Aegon in March 2020. These expenses were EUR 27 thousand in 2022 and EUR 91 thousand in 2021.
3   For transparency in the transition year, this discloses Mr. Rider's full year of compensation expenses.
4   The disclosed amounts for 2023 are received in the period that Mr. Friese and Mr. Rider had been members of the Executive Board.

Awarded and due remuneration (2024-2025)

In line with the European guidelines on the standardized presentation of the remuneration report, the remuneration that was awarded and due to the Executive Director in the calendar years 2024 and 2025 can be found in the table below.

These amounts were awarded and due in accordance with the relevant policy that applied at the time, and there were no deviations.

In EUR thousands		Fixed		Variable				
		Salary	Benefits	Upfront [1]	Deferred [2]	Pension	Total	Ratio Fixed/ Variable [3]
Lard Friese	2025	1,365	103	1,720	2,853	205	6,246	23% /77%
	2024	1,365	95	510	867	205	3,042	55% /45%

1   The upfront cash and share payments of variable compensation that was allocated for the previous performance year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2024 variable compensation award that were paid in 2025.
2   The deferred cash and share payments of the variable compensation that was allocated for performance years before the previous performance year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2021 variable compensation awards that were paid in 2025.
3   Fixed (the numerator) is the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.

Annualized total compensation overview (2021-2025)

The table below shows the total compensation that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that, therefore, several amounts are on an annual basis and do not reflect actual amounts for the period during which the individual served as Executive Director or Executive Board member.

These amounts were awarded and due in accordance with the Executive Director Remuneration Policy that applied at the time, and there were no deviations. Additionally, the table shows Aegon's net result, a proxy for financial and non-financial business performance, the vesting price of Aegon shares, and the average employee compensation for the same period.

In EUR thousands	Annualized	2021	2022	2023	2024	**2025**
Lard Friese	Awarded and due	2,748	2,910	2,951	3,042	6,246
	Change	1%	6%	1%	3%	105%
Matt Rider	Awarded and due	2,052	2,053	2,001	-	-
	Change	12%	0%	(3%)	-	-
Aegon net result (EU-IFRS)	In EUR million	1,701	(2,504)	(199)	676	980
Aegon business performance [1]	Target = 100%	123%	113%	130%	126%	137%
Vesting price Aegon shares	In EUR	3.934	4.973	4.274	6.314	6.282
Inflation in the Netherlands	Consumer Price Index	2.7%	10.0%	3.8%	3.3%	3.3%
Average employee compensation [2]	In EUR thousand	105	134	137	142	146
	Annual change		28%	2%	4%	3%

[1]   As of 2024, this reflects the weighted average Aegon financial and non-financial business performance as measured for the Short-Term Incentive, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 200% as maximum (prior to 2024: 150% as maximum, as used for the allocation of variable compensation in the applicable year).

[2]   The average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

Minimum shareholding requirement

Beginning in 2025, Mr. Friese has a minimum shareholding requirement of 400% of base salary, to be built up through 2028 by retaining vested shares on an after-tax basis (no requirement to buy shares). At the end of 2025, Mr. Friese held 299,323 shares (146% of base salary).

2026 Short-Term Incentive

For Mr. Friese's 2026 Short-Term Incentive, the Board selected the following metrics: Operating Result (45% weight), the blended Commercial metric (40%), and the blended ESG metric (15%).

2026 STI metrics	Definition
Operating Result	The Operating Result reflects Aegon's result from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that considered outside the normal course of business. Operating Result includes the consolidation on a proportionate basis of the revenues and expenses of Aegon's joint ventures and associates, except for the approximate 24% stake in in a.s.r.
Commercial metric	This blended metric measures the weighted average commercial performance in the key focus areas of our Business Units. The rounded weights for the Business Units are proportional to the size of their business within the Group, with 70% for Transamerica and 10% each for Aegon UK, Aegon International, and Aegon Asset Management.
ESG metric	The blended ESG metric includes the weighted average carbon intensity and employee engagement submetrics.

Open cycle Long-Term Incentives

As part of the 2025 and 2026 compensation packages, Mr. Friese is eligible for the 2024-2026, 2025-2027, and 2026-2028 Long-Term Incentives, respectively. Each of these incentives will be determined by the outcomes of key metrics following a three-year performance period. For the 2024-2026 and 2025-2027 LTI cycles, these measures included: Return on Regulatory Capital (50%) and Relative Total Shareholder Return (50%).

The 2026-2028 LTI is based on Relative Total Shareholder Return (33.33%), Return on Equity (33.33%), and a Transition Expense metric (33.33%) which measures costs to implement US GAAP and the transition of Aegon's head office and legal domicile to the United States.

Return on Equity measures the profitability of Aegon's yearly average shareholders' equity, with the Return represented by the the sum of three years' worth of the Operating Result and Cost of leverage net of tax divided by the sum of three years' worth of yearly average shareholders equity.

Executive Director LTI entitlements

LTI plan	# of shares conditionally granted (at target)	Value of shares conditionally granted (as of grant date)	Vesting Year	# of vested shares	# shares withheld to cover tax	Holding period	# of shares under Holding restriction
2024-2026	453,962	2,388,750	2027	0	0	2 years	0
2025-2027	413,923	2,388,750	2028	0	0	2 years	0
2026-2028	557,488	3,685,000	2029	0	0	2 years	0

The Return on Regulatory Capital measures the profitability of Aegon's yearly average Regulatory Capital (SCR), with the Return represented by the sum of the earnings on in-force from the Business Units, the return from the Holding and other activities (mainly funding costs and expenses), and the a.s.r. dividend in the period.

For the relative Total Shareholder Return metric, the threshold is set at the median performance compared to the Relative Total Shareholder Return peer group. The target is set at the 66th percentile, and the maximum is set at the 83rd percentile. This peer group was established by selecting companies with a Life & Health sub-industry classification from the Global Industry Classification Standard in the Dow Jones US insurance index and the STOXX 600 insurance index, provided they have a market capitalization of more than EUR 2.5 billion. Peers are removed where this classification is no longer representative, for example, after a (de)merger announcement. Other companies with a comparable profile to Aegon from the United States, Canada, and Europe that were not captured under the first step have been added to round out the peer group.

For the 2024-2026, 2025-2027, and 2026-2028 Long-Term Incentive Plans, the following peer group applies.

Selection groups	Peer companies		
Dow Jones US insurance index	Principal Financial	Global Life	Genworth Financial
	Lincoln National	CNO Financial	Aflac
	Prudential Financial	Brighthouse Financial	MetLife
	Primerica	Unum	Voya Financial
STOXX 600 insurance index	Prudential	Storebrand	Phoenix
	Swiss Life	NN	Poste Italiane
	Legal & General		
Other companies	Corebridge	Equitable Holding	Sunlife
	Jackson National	Ameriprise	M&G
		Manulife	Aviva

Risk management

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. The company is exposed to a range of financial, underwriting, and operational risks. Aegon's risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the company's strategy.

For Aegon, risk management involves:
- Understanding risks that the company faces;
- Maintaining a group-wide framework through which the risk-return trade-off associated with these risks can be assessed;
- Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
- Monitoring risk exposures and overseeing the company's overall risk and solvency positions.

This section describes Aegon's risk management framework.

Enterprise Risk Management (ERM) framework

Aegon's ERM framework is designed and applied to identify risks that may affect Aegon and manage individual and aggregate risks within Aegon's set risk tolerances. The ERM framework covers the ERM components identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon's businesses for which it has operational control.

Risk strategy, risk appetite statement, and risk tolerances

The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer's needs. The competence to manage the risk is assessed and Aegon's risk preferences are formulated, considering Aegon's risk capacity. The process results in a targeted risk profile, reflecting the risks Aegon wants to assume and the risks Aegon would like to avoid or mitigate.

Aegon's risk appetite statement and risk tolerances are established to assist management in carrying out Aegon's strategy within the boundaries of the resources available to Aegon. Aegon's risk appetite statement is to: "Fulfill our promises towards our customers and other stakeholders by delivering sustainable long-term growth through strong resilience in solvency and liquidity, implementing robust risk management practices that align with our ethical standards and regulatory requirements."

Following from the risk appetite statement, risk tolerances are defined based on the following:
- Aegon should maintain adequate financial resources across the Group, both on Regulatory Capital and IFRS bases under adverse stress scenarios;
- The Group should maintain sufficient resources measured on a market-informed basis to be able to pay policyholders and other contractual obligations under adverse stress scenarios;
- Aegon acts as a responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions that could lead to material adverse risk events that result in breaking promises to or not meeting reasonable expectations of customers, legal and regulatory breaches, reputational damage, financial detriment or financial misstatement.

The tolerances are further developed into measures, thresholds, and indicators that must be met to remain within the tolerances.

Risk universe

Aegon's risk universe is structured to reflect the type of risks to which the company is exposed. The identified risk categories are financial risk, underwriting risk, and operational risk. Specific risk types are identified within these risk categories. These internal or external risks may affect the company's operations, earnings, share price, value of its investments, or the sale of products and services. In the context of Aegon's risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon's best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, and property and casualty claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon's core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. The elements of financial risk include credit risk, inflation risk, investment risk, interest rate risk, and currency risk.	Low to medium - Accepted where it meets customer needs and the risk-return profile is acceptable.
Operational	The risk of losses resulting from inadequate or failed internal processes and controls, people and systems, or from external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low - Accepted as a necessary condition of conducting business, but mitigated as much as possible in an economically efficient manner.

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon's key reports and are used for decision-making.

Risk response

Aegon distinguishes the following risk responses, which are particularly relevant where risks are out of tolerance:
- Risk acceptance: The risk is accepted by management;
- Risk control: The risk is reduced by reducing the exposure, by improving processes and existing controls, or by introducing new controls;
- Risk transfer: The risk is reduced by insuring the company against the risk or by transferring it to third parties through other appropriate transactions and arrangements;
- Risk avoidance: Activities that are the source of the risk are terminated.

Risk monitoring and reporting

Risks are monitored regularly and reported internally on at least a quarterly basis. The impact of key financial, underwriting, and operational risk drivers on earnings and capital is shown in the quarterly risk dashboards for the various risk types, both separately and on an aggregate basis.

Risk exposures are compared with the measures and indicators as defined by Aegon's risk appetite framework. Reporting also includes compliance and incident reporting. Finally, the main risks derived from Aegon's strategy and day-to-day business are discussed, as well as forward-looking points for attention. If necessary, mitigating actions are taken and documented.

Risk control

A system of effective controls is required to mitigate the risks identified. In Aegon's ERM framework, risk control includes risk governance, risk policies, an internal control framework, model validation, risk framework embedding, risk culture, and compliance.

Change risk management

The ERM framework, including the operational risk universe, applies to all change initiatives and special projects across Aegon. The risk function provides oversight to ensure that change initiatives adhere to the principles of the risk framework and to verify that the control framework during and after the change continues to operate in line with company requirements. For example, as Aegon moves its head office and legal seat to the United States, Risk will contribute to project oversight and provide input through regular risk reporting and risk opinions, similar to its role when Aegon moved its legal seat to Bermuda.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:
- Financial markets risks (particularly related to credit, equity, and interest rates);
- Underwriting risks (particularly related to mortality and morbidity risks and policyholder behavior); and
- Operational risks (particularly related to continuity of operations and reputation).

The ERM framework, including methodologies, policies, and a system of effective controls, provides the instruments to effectively manage these risks.

Description of risk types
Financial market risks
Credit risk

Credit risk is the risk of loss resulting from the default by, or failure to meet the contractual obligations of issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond, loan, or mortgage due to widening credit spreads. With a well-diversified investment portfolio, Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high-quality securities with low expected defaults because Aegon has a low appetite for default risk.

Equity market risk and other investment risks

Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon's direct investments in the general account, its indirect investments in which policyholders bear the risk, and its agreements with counterparties, such as reinsurance and derivatives

Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge, result in a relatively low return on capital. Aegon accepts equity exposure through fee-based business in the separate accounts and mutual funds and through general account products with equity-linked benefits. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers with access to a range of investment strategies and guaranteed benefits. Although Aegon accepts equity exposure via guarantee products, it prefers to hedge this risk as much as possible.

Other investment risks include real estate exposure in the general account, and indirectly via property funds invested for the account of policyholders.

Interest rate risk

Aegon is exposed to interest rates as both its assets and liabilities are sensitive to movements in long-term and short-term interest rates and changes in the volatility of interest rates. Aegon may accept interest rate risk to meet customer needs. Aegon's preference is to mitigate risk to the extent possible.

Currency exchange rate risk

As an international company, Aegon conducts business in different currencies and is therefore exposed to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer's functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset-liability matching principles. Assets allocated to equity are held in local currencies to the extent that shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders' equity as a result of converting local currencies into euros (EUR), the company's reporting currency. The company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Inflation risk

Aegon is exposed to inflation risk through inflation-linked benefits on certain products sold by Aegon's insurance entities, such as pensions and long-term care products. In addition, Aegon is exposed to cost inflation through its expense base. Aegon prefers to mitigate the risk to the extent possible.

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short-term cash demands, not only under normal conditions, but also in the event of a crisis. To that end, Aegon has established a strong liquidity management framework. The company considers extreme liquidity stress scenarios, including the possibility of prolonged "frozen" capital markets, an immediate and permanent rise in interest rates, and elevated policyholder withdrawals.

Please refer to note 4 Financial Risk in Aegon's financial statements for more information on financial market risks.

Underwriting risk

Underwriting risk relates to the products sold by Aegon's insurance entities and is the risk of incurring losses when actual experience deviates from Aegon's best estimate assumptions on mortality, morbidity, policyholder behavior, property & casualty claims, and expenses.

Aegon prefers to grow underwriting risk selectively, but this must go hand in hand with a strong underwriting process. Aegon's earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical provisions. Changes in, among other things, morbidity, mortality, longevity trends, and policyholder behavior may have a considerable impact on the company's results. Assumptions used to price products and establish technical provisions are reviewed regularly. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies in Aegon's consolidated financial statements for further information.

Operational risk

Aegon is exposed to operational risk, defined as the risk of unexpected consequences, such as financial losses, reporting errors, customer detriment, regulatory non-compliance, and reputational harm, resulting from inadequate or failed internal processes and controls, people and systems, or from external events. Operational risks may arise from various sources, including processing errors, model inaccuracies, misconduct, legal and regulatory breaches, and natural or man-made disasters, including those linked to climate change. Additionally, large-scale programs (e.g. redomiciliation activities) or organizational transformations can elevate operational risk exposure, particularly in areas such as strategy execution and project delivery. Aegon's systems and processes are designed to support complex products, transactions, and large programs, while also aiming to mitigate risks such as system failures, business disruptions, financial crime, and breaches of information security. Aegon regularly monitors and assesses these risks and retains the flexibility to update and revise its systems and processes as necessary. Aegon's operational risk universe is structured into eight level 1 risk categories: business risk; legal, regulatory, conduct, and compliance risks; tax risk; financial crime risk; processing risk; information technology and business disruption risk; people risk; and facility risk. These level 1 risk categories are split into more granular level 2 risk categories, such as information security risk, conduct risk, fraud risk, modeling risk, and physical damage risk.

This taxonomy supports consistent categorization, monitoring, and reporting of risk events across Aegon's business units. It also enables targeted mitigation strategies and facilitates compliance with internal and external regulatory requirements.

Sustainability risk

Sustainability risk, including climate risk, is not considered a separate risk type but is a risk driver that impacts multiple risks. Sustainability involves financial, underwriting, business, legal, regulatory, conduct, and compliance risk angles. For example, climate change can impact future investment returns. The legal, regulatory, conduct, and compliance risk angle concerns the ability to comply with applicable legal and regulatory requirements. Sustainability is included in Aegon's risk taxonomy, integrated into its ERM framework, and embedded in the relevant risk policies. Sustainability risk covers 1) business practices, including investments; 2) environmental (including climate change), social, and governance aspects; and 3) corporate sustainability goals and commitments.

One of the key sustainability risk drivers identified by Aegon is climate risk. In this context, Group Risk conducts an annual qualitative, company-level climate risk assessment (CRA) across Aegon's three risk categories: financial market risk, underwriting risk, and operational risk. The qualitative assessment identifies the relevant climate risks for Aegon and assesses their severity and manageability. The company-wide assessment builds on local assessments by experts in the business units, covering the likelihood, impact, and speed of occurrence of the identified risks and current, planned, and possible management actions to mitigate these risks. The outcomes of the assessment and recommendations are discussed with senior management, taken through applicable governance, and reported on in the Group Solvency Self-Assessment (GSSA). As part of the annual CRA process, recommendations are made to evolve and further mature each cycle's local and company-wide assessments.

Aegon also conducts an extensive and systematic quantitative climate risk scenario analysis annually. The scope of this assessment covers our insurance business units, including both general account and separate account assets, but excludes reinsurance. To conduct the 2025 annual assessment, Aegon continued its collaboration with Ortec Finance, using their proprietary Climate MAPS solution, a scenario-based tool.

The importance of handling sustainability risk effectively and expeditiously is expected to increase further, given the relevance of sustainability for all stakeholders including society, investors, customers, and regulators.

Fraud risk

Fraud risk is interpreted broadly at Aegon, encompassing both operational fraud and financial reporting fraud.

Operational types of fraud are categorized into internal and external fraud, that is, fraud committed by employees and fraud committed by others, with external fraud further specified as intermediary fraud or fraud committed by third parties. To combat operational fraud, Aegon has implemented policies and reports internally on its adherence to them. To enable oversight by the Executive Committee and Board of Directors, compliance departments report quarterly on fraud events. In its Annual Compliance Risk Assessment, Aegon analyzes its exposure to fraud and residual risks, taking into account all measures it has implemented to combat fraud. Where gaps are identified that pose out-of-tolerance risks, additional measures are implemented.

Furthermore, Aegon has an established process to assess and confirm that effective controls are in place concerning fraud in financial reporting. This assessment is performed annually and is based on a set of mandatory scenarios. All Aegon subsidiaries are required to perform the assessment.

Emerging risk scan

On an annual basis, Aegon performs an emerging risk or horizon scan that identifies newly developing or changing risks or signals perceived to have a potentially significant impact on Aegon's financial strength, competitive position, reputation, or risk profile. It is a cross-functional exercise that examines the impact, proximity (time horizon of occurrence), and velocity (speed of occurrence) of emerging risks to determine potential risk areas that could influence value protection and creation. The scan is used to assess the ongoing appropriateness of the risk universe and Aegon's preparedness to respond to emerging risks, and to provide input and awareness on emerging topics for strategy development. The scan takes into account the relationship and interconnectivity between threats and opportunities and the impact on business objectives.

Topic identification, assessment, and selection are based on desk research, interviews with internal and external experts, and management selection. Topic areas can include, among other things, geopolitics, macro- and financial economics, technology, regulations and supervision, customer preferences, product markets, and sustainability.

In 2025, areas of focus included, among others, geopolitical instability and the evolution of AI. Aegon's preparedness for selected key developments was also assessed, together with possible ways to further strengthen our preparedness and approach. With respect to macroeconomic and geopolitical developments, for example, we undertook scenario analysis and identified possible management actions to remain agile in the face of shifting political alliances, economic volatility, and regulatory divergence. With respect to AI developments, we are maturing our capabilities in managing AI-related risks, and continue to develop our policies and controls to support emerging AI, advancing our AI capabilities, and developing scalable use cases, while taking into account governance processes designed to mitigate risks. These efforts are complemented by employee training and oversight mechanisms that reinforce responsible AI use.

Risk governance framework

Aegon's risk management is based on a clear, well-defined risk governance. The goals of risk governance are to:

- Define roles and responsibilities, and risk reporting procedures for decision-makers;
- Institute a proper system of checks and balances;
- Provide a consistent framework for managing risk in line with the targeted risk profile; and
- Facilitate risk diversification.

Governance structure

Aegon's risk management framework is represented across all levels of the organization, designed to encourage a coherent and integrated approach to risk management throughout the company. Similarly, Aegon offers a comprehensive range of group-wide risk policies that specify operating guidelines and limits. These policies include legal, regulatory, and internally set requirements and are designed to keep risk exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular business units.

Aegon's risk management governance structure has four layers:

- The Board of Directors (Board) and its Risk Committee;
- The CEO and the Executive Committee;
- The Group Risk & Capital Committee (GRCC) and its sub-committees; and
- The local Risk & Capital Committees.

The Risk Committee reports to the Board on topics related to the ERM framework and the internal control system. This includes:

- Risk strategy, risk tolerance, and risk governance;
- Product development and pricing;
- Risk assessment;
- Risk responses and internal control effectiveness;
- Risk monitoring; and
- Risk reporting.

The Risk Committee works closely with the Board of Directors' Audit Committee.

For a description of the main roles and responsibilities of the Risk Committee, refer to the Risk Committee section of the Report of the Board of Directors in this Annual Report.

The CEO and the Group's Chief Risk Officer (CRO) are responsible for informing the Board of any risk that directly threatens the company's solvency, liquidity, or operations.

The CEO has overall responsibility for managing risk. The CEO adopts the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies. The Group's CRO has a standing invitation to attend the CEO meeting and has a direct reporting line to the Board to discuss ERM and related matters. The CRO is also a member of the Executive Committee.

The Executive Committee oversees a broad range of strategic and operational issues. While the Board of Directors has delegated decision making authority in relation to the operational running of the company to the CEO, the Executive Committee provides vital support and expertise in safeguarding Aegon's strategic goals. The Executive Committee discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance, and the introduction of new risk policies.

The CEO and Executive Committee are supported by the GRCC. The GRCC is Aegon's most senior risk committee. It is responsible for managing Aegon's balance sheet at the global level and is in charge of risk oversight, risk monitoring, and risk management-related decisions on behalf of the CEO and in line with its charter. The GRCC ensures risk-taking is within Aegon's risk tolerances, that the capital position is adequate to support financial strength and regulatory requirements, and that capital is properly allocated. The GRCC informs the CEO about any identified breaches of overall tolerance levels and threats to the company's solvency, liquidity, or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC), and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, CEO, and Executive Committee with the setting and maintenance of the financial risk framework across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.

The purpose of the NFRC is to assist the GRCC, CEO and Executive Committee with non-financial risk framework setting and maintenance, including policies, standards, guidelines, and methodologies, and to act as a formal discussion and information-exchange platform on matters concerning non-financial risk management.

The MVC is responsible for approving all model validation reports across Aegon. This independent committee reports to the GRCC and the CEO to provide information on model integrity and recommendations on how to strengthen these models further.

Aegon's business units have a Risk, or Risk and Capital Committee, and an Audit Committee. While naming and organizational set-up can differ, the responsibilities and prerogatives of the committees are aligned with those of the company-level committees and further elaborated in their respective charters, which are tailored to local circumstances.

In addition to the four layers described above, Aegon has an established group-wide Risk function. It is the mission of the Risk function to ensure the continuity of the company by safeguarding the value of existing business, protecting Aegon's balance sheet and reputation, and supporting the creation of sustainable value for all stakeholders.

In general, the objective of the Risk function is to support the CEO, Executive Committee, Board, and business unit boards in ensuring that the company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk function ensures the company-wide risk profile is managed in line with Aegon's risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.

The following roles are important to realize the objective of the Risk function:
- Advising on risk-related matters, including risk tolerance, risk governance, risk methodology, and risk policies;
- Supporting and facilitating the development, incorporation, maintenance, and embedding of the ERM framework and sound practices; and
- Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the Risk function has the following responsibilities:

ERM Framework
- The overarching ERM Framework supports Aegon's corporate strategy and enables management to effectively deal with uncertainty and the associated risk-return trade-offs.

Global Risk Appetite (GRA)
- The GRA is linked to and supports Aegon's strategy and purpose and translates these into risk tolerances and risk limits.

Risk identification and assessment
- All material risks are captured and classified in Aegon's risk universe. An emerging risk process is in place to ensure that the risk universe remains up-to-date and complete. Where and to the degree appropriate, the emerging risk process is aligned with the DMA. Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon's risk strategy, including risk preferences and risk profile considerations.

Risk governance
- A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.

Policies and standards
- Risk policies and standards set out requirements, roles and responsibilities, and processes to manage risks across the risk universe.

Risk framework embedding
- The ERM Framework is embedded in Aegon's key business areas. The GSSA unifies risk and capital management and business planning processes across Aegon and aligns them with its strategy. The risk strategy is aligned with the business strategy; the strategy execution is closely monitored; and risks are identified on time to ensure strong delivery in a safe and timely manner.

Risk oversight
- Major business (and risk) decisions are risk-based, properly risk-informed, and, where relevant, challenged by the Risk function to protect the balance sheet and proper customer conduct.

Risk monitoring and reporting
- Risks across the risk universe are monitored and reported.

Risk culture
- Risk culture is embedded across the company.
- Focused training is delivered throughout the organization on Risk Management principles.
- Risk culture encompasses the awareness of employees, management, and leadership of relevant risks and how risks are managed.

Aegon's group-wide and business-unit risk management staff structure is fully integrated. Business unit CROs report either directly to the Group CRO or to one of the CROs that reports directly to the Group CRO.

ERM framework maintenance

Aegon continuously works on keeping its ERM framework up to date, effective, and fit for purpose. The annual risk plan outlines priorities for the year and rationalizes activities that align with Aegon's strategy and vision. Policies, charters, and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Emerging Risk Scan provide an internal and external perspective on the risk universe and signal where updates are required. In addition, internal processes such as policy attestation verify compliance with policies. Non-compliance requires remediation of action plans, which are actively monitored to ensure execution.

Internal control system

Aegon has developed a comprehensive internal control system designed to support compliance with applicable laws, regulations (for example, the Sarbanes-Oxley Act and the Corporate Sustainability Reporting Directive), and administrative processes. Furthermore, the internal control system supports measurement of the effectiveness and efficiency of Aegon's operations with regard to its objectives, in addition to the availability, reliability, and integrity of both financial and non-financial information. The overall internal control system provides reasonable assurance of appropriate control activities across key processes and of the documentation and reporting of administrative and accounting information. A key element of the internal control system is to facilitate action planning and embed continuous improvement in the organization's internal control environment. The internal control system is embedded through policies and frameworks such as the ERM Framework, which includes Aegon's Model Validation Framework, Operational Risk Management Framework, and Information Technology Risk Management Framework. Aegon's internal control system is considered more encompassing in scope than the Integrated Framework issued by COSO, which serves as the foundational criteria for internal control systems.

In 2025, internal control and risk management topics were actively discussed by key governance bodies, including the Executive Committee, Risk Committee, and Audit Committee. An analysis of internal and external audit reports and risk reviews revealed no material weaknesses. As a result, no significant changes or major enhancements were deemed necessary for the risk management and internal control systems.

Capital and liquidity management

Guiding principles

The management of capital and liquidity is of vital importance to Aegon, its customers, investors in Aegon securities and its other stakeholders. In line with its risk tolerance, the goal of Aegon's capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure the company is able to meet its obligations.

Aegon follows several guiding principles in terms of capital and liquidity management:

- Promoting strong capital adequacy in Aegon's businesses and operating units;
- Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
- Maintaining an efficient capital structure, with an emphasis on optimizing Aegon's cost of capital;
- Maintaining adequate liquidity in both the operating units and the Holding to ensure that the company is able to meet its obligations by enforcing stringent liquidity risk policies; and
- Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the company's ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the company, its customers, and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon's Enterprise Risk Management (ERM) framework.

Management of capital

Aegon's capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding, and leverage.

Capital adequacy of Aegon's operating units

Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial market risks, underwriting risks, changes in government regulations, and legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each unit. In its main units, these are: 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US and 150% Solvency Capital Requirement (SCR) in the UK; based on Solvency UK. Aegon manages capital in the units to their respective operating levels throughout the cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon's operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each unit: 350% RBC CAL in the US and 135% SCR in the UK, based on Solvency UK. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit's capital position approaches the minimum dividend payment level, capital management tools will ensure that units will remain well capitalized. Frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon's capital framework to maintain adequate capitalization levels.

The regulatory capital requirement, minimum dividend payment level, operating level, and actual capitalization for Aegon's main operating units on December 31, 2025 are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization
US RBC ratio	100%	350%	400%	424%
Scottish Equitable Plc Solvency UK ratio	100%	135%	150%	183%

For more details on the capital ratios and their movements, see note 37 Capital management and solvency in Aegon's consolidated financial statements.

Improving risk-return profile

Aegon has an active global reinsurance program designed to optimize the risk-return profile of insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for its stakeholders.

Aegon continues to take measures to improve its risk-return profile. In particular, several actions were taken in the United States to strengthen the capital position and reduce the volatility of the local capital positions.

Management actions US

As announced during the June 2023 Capital Markets Day, Transamerica aims to improve the quantum and quality of its capital generation, while reducing its exposure to Financial Assets. During 2025, Transamerica has made good progress in implementing its plans.

During 2025 the following management actions related to the Financial Asset portfolio were executed:

- Actuarially justified rate increases in Long-Term Care with a total value of approvals achieved since the beginning of 2023 amounts to USD 871 million, which is 124% of the USD 700 million target set at the 2023 CMD.
- Transamerica expanded its dynamic hedge program for Variable Annuities to further reduce its equity market exposure. Previously, the program hedged market risks from policy riders. The expansion now includes first order equity market exposure of 25% of the Variable Annuities base contracts held by Transamerica Life Insurance Company, Transamerica's largest insurance carrier. This reduces the economic equity market sensitivity of the portfolio and further solidifies the run-off of the Variable Annuities portfolio.
- Aegon decided to reinsure a block of Secondary Guarantee Universal Life (SGUL) contracts. The transaction covers 30% of the face value of Transamerica's SGUL business, bringing the total value addressed to 80% of the total SGUL portfolio in combination with previously executed management actions. It decreases the total capital employed by USD 0.3 billion to USD 2.7 billion, well ahead of the targeted reduction in 2025.

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon's overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon Ltd.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company.

To ensure the holding company's ability to fulfill its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon's operating units, and to provide stability in external dividends, the company manages Cash Capital at Holding, including Aegon's centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 billion to EUR 1.5 billion.

The main sources of liquidity in Cash Capital at Holding are remittances from operating units and proceeds from divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the company's strategy, to strengthen the balance sheet through deleveraging or making capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders, if possible, all subject to maintaining the targeted Cash Capital at Holding level. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon's Board of Directors balances prudence with the objective of offering an attractive return to shareholders. This balance is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon's operating units are subject to local insurance regulations that could restrict remittances to the holding company or require capital and liquidity support. There is no requirement or assurance that Aegon will declare and pay any dividends.

On December 31, 2025, Aegon held a balance of EUR 1.3 billion in Cash Capital at Holding, compared to EUR 1.7 billion on December 31, 2024. Details on the movement are included in note 37 Capital management and solvency, in Aegon's consolidated financial statements.

Liquidity management

The company's liquidity risk policy sets guidelines for its operating companies and the Holding to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon's liquidity is invested in accordance with the company's internal risk management policies. Aegon believes that its Cash Capital at Holding, backed by its external funding programs and facilities, is ample for the company's present requirements.

Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company, and that liquidity stress management plans are in place.

Aegon's operating units are engaged in life insurance and pensions business, which are long-term activities with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by maturing assets, coupons and premium payments, and customer deposits.

Leverage

Aegon uses leverage to lower the cost of capital that supports businesses in the company, thereby contributing to a more effective and efficient use of capital. In managing the use of leverage throughout the company, Aegon has implemented a Leverage Use Framework as part of its broader ERM framework.

Financial leverage

Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon's business units. Gross financial leverage includes hybrid instruments, as well as subordinated and senior debt. Gross financial leverage was EUR 4.9 billion per December 31, 2025. For more information on the calculation of Financial Leverage see note 37 Capital management and solvency, of this report.

The following are metrics that Aegon assesses in managing leverage:
- Gross financial leverage ratio
- Fixed charge coverage
- Various rating agency leverage metrics
- Other metrics, including gross financial leverage divided by operating capital generation[1]

Aegon's gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon's total capitalization consists of the following components:
- Shareholders' equity based on IFRS
- Non-controlling interests and shares related to long-term incentive plans that have not yet vested
- Contractual service margin, excluding joint ventures and associates, net of tax
- Gross (or total) financial leverage

Aegon's fixed charge coverage is a measure of the company's ability to service its financial leverage. It is calculated as the sum of the operating result and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon's total capitalization, it is a source of liquidity and funding. Operational leverage relates primarily to the use of a Federal Home Loan Bank (FHLB) facility.

Funding and back-up facilities

Aegon Ltd., the parent company, issues the majority of Aegon's financial leverage. A limited number of other Aegon companies have also issued debt securities, but Aegon Ltd guarantees the vast majority of these securities.

To support the Letters of Credit (LOCs) and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. Aegon has a Revolving Credit Facility (RCF) with a facility amount of USD 1.375 billion. This facility has been extended for 1 year, as a result of which the remaining tenor has been reset to 5 years (2030). Aegon's syndicated USD 250 million Letter of Credit Facility (LCF) will mature in 2026.

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[1] Capital generation adjusted for market impacts and one-time items

Rating agency ratings

Aegon's objective is to maintain robust financial strength ratings in its main operating units, and this plays an important role in determining the company's overall capital management strategy. Aegon maintains robust financial strength ratings from several international rating agencies for its operating units.

December 31, 2025	Aegon Ltd.	Aegon USA	Aegon UK
S&P Global			
Financial strength		A+	A [1]
Long-term issuer	BBB+		
Senior debt	BBB+		
Subordinated debt	BBB-		
Moody's Investors Service			
Financial strength		A1	
Long-term issuer	Baa1		
Senior debt	Baa1		
Subordinated debt	Baa2		
A.M. Best			
Financial strength		A	

1   On March 4, 2026, S&P lowered the rating of Aegon UK from 'A' to 'A-' as a result of the announced strategic review of Aegon UK.

Aegon Group Solvency Ratio

Following the transfer of Aegon's legal domicile to Bermuda on September 30, 2023, group supervision moved from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA). Aegon's group solvency ratio under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. This includes translating Transamerica's capital position into the group solvency position.

Aegon agreed to fully adopt the Bermuda solvency framework after the transition period. Aegon announced on May 16, 2025 that it will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after the transition period. The resulting group solvency ratio is expected to be broadly similar to the current group solvency ratio and Aegon expects no material impact on its capital management framework.

As announced on the Capital Markets Day held on December 10, 2025, due to the proposed redomiciliation of the legal seat to the US, Aegon needs to report under the US capital framework, which is currently expected to occur per January 2028. The lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation.

Furthermore, the BMA has concluded its review of the eligibility of Aegon's capital instruments under the Bermuda solvency framework:

- Aegon's Solvency II-compliant instruments will continue to be eligible under the Bermuda solvency framework in the corresponding tier to Solvency II, and without any limitations;
- The Junior Perpetual Capital Securities (JPCS), which in 2025 are still treated as Restricted Tier 1 until January 1, 2026, are eligible as Tier 2 Ancillary Capital following that date, until the end of 2029. Subject to a review in 2029, eligibility may be extended;
- The Perpetual Cumulative Subordinated Bonds (PCSB), which in 2025 were treated as Restricted Tier 1, lost eligibility from January 1, 2026. On a pro-forma basis taking into account this ineligibility for the PCSB, Aegon's group solvency ratio would have been 7%-points lower compared with the group solvency ratio of 184% on December 31, 2025.

For more information about group solvency and recent developments, please refer to the Regulation and supervision section.

Aegon's debt structure and funding decisions remain driven by economic considerations, while also taking into account market circumstances, regulatory requirements, and rating agency considerations.

Aegon's Group solvency ratio was 184% on December 31, 2025, compared with 188% on December 31, 2024. The Group solvency ratio includes Aegon UK based on the local Solvency UK regulation. Please refer to note 37 Capital management and solvency, of Aegon's consolidated financial statements for more details.

	December 31, 2025 [1]	December 31, 2024
Group Eligible Own Funds	11,901	14,030
Group SCR	6,464	7,466
Group Solvency ratio	184%	188%

1   The Solvency ratios are estimates and are not final until filed with the respective supervisory authority.

Sensitivities

Aegon calculates the sensitivities of its capital ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the capital ratio. Aegon has a 24.12% stake in a.s.r. after the sale of around 20% of Aegon's stake in a.s.r. in 2025. The impact from this 24.12% stake has been excluded in the sensitivities of the Group solvency ratio.

Please note that the sensitivities listed in the table below represent sensitivities to Aegon's position on December 31, 2025.

The sensitivities reflect single shocks, where other elements remain unchanged. Real-world market impacts (for example, lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The sensitivities reflect inadmissibility restrictions for deferred tax assets (DTA). The DTAs remain recoverable over time. In the US RBC ratio, a part of the DTAs was inadmissible per the end of the reporting period.

	Scenario	Group [1]		Americas [2]		Scottish Equitable Plc	
		2025	2024	**2025**	2024	**2025**	2024
Equity markets	-25%	(5%)	(6%)	(17%)	(18%)	8%	7%
Equity markets	+25%	(7%)	(13%)	(20%)	(29%)	(4%)	(4%)
Interest rates	-50bps	0%	(1%)	1%	(2%)	(1%)	(1%)
Interest rates	+50bps	2%	0%	2%	(1%)	1%	1%
Govt spreads	-50bps	1%	0%	n.a.	n.a.	1%	2%
Govt spreads	+50bps	0%	(0%)	n.a.	n.a.	(1%)	(2%)
Non-govt spreads	-50bps	0%	1%	(1%)	0%	1%	1%
Non-govt spreads	+50bps	0%	(1%)	1%	(1%)	(1%)	(0%)
US Credit Defaults [3]	~5x long-term average	(6%)	(7%)	(17%)	(16%)	n.a.	n.a.
US Credit Migration on 10% of assets [4]	1 big letter downgrade	(1%)	(3%)	(4%)	(6%)	n.a.	n.a.
Longevity	+5%	(2%)	(4%)	(7%)	(8%)	(1%)	(0%)

1   Group sensitivities don't include the impact from Aegon's stake in a.s.r.
2   The sensitivities are presented on a Solvency II equivalent basis, after application of the conversion methodology to US regulated (life) companies.
3   Defaults equivalent to five times the long-term average over a 12 month period, of which one fifth is reflected in operating capital generation and the remainder in this scenario; equivalent to a 1-in-10 scenario.
4   Downgrade of 10% of the US general account by one big rating letter, equivalent to a 1-in-10 scenario.

Equity sensitivities

Aegon is exposed to equity markets, primarily through indirect equity exposure in the Americas.

In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity-based. The guaranteed benefits are fully hedged for equity risk and the indirect equity exposure associated with the base contract fees is hedged for 25% since August 2025.

Interest rates sensitivities

Aegon's group solvency ratio is not very sensitive to interest rates movements given the asset-liability management and hedging programs that are in place.

In the Americas, a decrease in interest rates increases statutory reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs.

For the Americas, interest rate sensitivity results are quite stable due to the Clearly Defined Hedging Strategy (net of SSAP108 deferrals).
The SSAP 108 deferral reduces non-economic statutory surplus volatility by deferring the breakage between the statutory reserves and hedge movement on TLIC. There is a deferral of net loss (creating an asset) in up-rate shocks and a deferral of net gain (creating a liability) in down-rate shocks to the balance sheet of the TLIC legal entity and this is generally amortized over a 10-year period.

For Scottish Equitable (SE) Plc, the main insurance entity of Aegon UK, exposure to lower interest rates results in higher required capital for mortality, expense, and policyholder lapse risks, partly offset by gains on the swaps held in the general account.

Spread sensitivities

The non-government spread sensitivities include shocks on corporate bonds and structured instruments. Overall, Aegon is exposed to the risk of widening credit spreads, which results in lower asset valuations.

The solvency ratio of the Americas shows little impact from spread widening/narrowing, driven by a higher/lower discount rate used for valuing employee pension plan liabilities offset by the negative/positive impact of lower fixed-income asset values.

Exposure to government spread sensitivities is driven by SE Plc, which is exposed to spreads widening due to the reduced value of fixed-income assets.

Credit default and migration sensitivities

Credit sensitivities reflect the 1-in-10 impact of defaults and migrations separately. Defaults represent the annual impact of a default level five times the long-term average with one-fifth reflected in operating capital generation and the remainder as a shock impact. Ratings migrations are equivalent to 10% of the general account portfolio dropping one letter grade. Under the default sensitivity, credit impairments reduce the value of credit exposures and increase the required capital. The downward rating migrations of credit instruments increase the amount of required capital.

Longevity sensitivities

All main business units contribute to the company-wide risk that people will live longer than the expectations embedded in our provisions.

Regulation and supervision

Individually regulated Aegon companies are subject to prudential supervision in their respective home countries and therefore must maintain a minimum solvency margin in accordance with local requirements. In addition, Aegon as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting, and disclosure requirements.

Applicable regulatory regime

Aegon Ltd. has its legal domicile in Bermuda, and Aegon's group supervision is exercised by the Bermuda Monetary Authority (BMA) and, accordingly, the relevant Bermudian laws and regulations concerning group supervision are applicable.

Single-entity level Solvency II supervision is applicable in respect of Aegon's regulated EEA insurance entities in Spain and Portugal. Aegon's Asset Management activities in the Netherlands are supervised by the Dutch Authority for the Financial Markets (AFM) and the Dutch Central Bank (DNB).

In addition, the UK Prudential Regulatory Authority exercises subgroup supervision over entities established in the United Kingdom as subsidiaries of Aegon under the relevant provisions of the UK regulatory regime for insurers. In the United States, Transamerica adheres to the RBC framework, supervision is exercised by local state regulators, and subgroup supervision is exercised by the Iowa Insurance Division.

For other regulated subsidiaries, the applicable regulatory regime and legal requirements apply. Among others, this comprises Bermuda regulated entities.

At its Capital Markets Day held on December 10, 2025, Aegon announced its decision to relocate its head office and legal domicile to the US. Lead and scope of group supervision will be re-assessed by relevant regulators at the time of the redomiciliation, which may affect Aegon's group solvency approach.

Group supervision

The Bermuda Insurance Act 1978, the Bermuda Insurance Group Supervision Rules 2011, and related regulations provide the BMA with broad authority to perform its group supervisor role with a wide range of functions and supervisory activities, including but not limited to (i) coordinating the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information that is important for the supervisory task of other competent authorities), (ii) reviewing and assessing the financial situation of the group, (iii) assessing the compliance with the rules on solvency and risk concentration and intra-group transactions of the group, (iv) assessing the system of governance of the group, (v) planning and coordinating supervisory activities in cooperation with other competent authorities, (vi) coordinating any enforcement action against the group and its members, and (vii) planning and coordinating meetings of the college of supervisors of Aegon. Bermuda's regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime and by the United Kingdom under its own UK Solvency II regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (NAIC).

Group solvency

In Bermuda, Aegon's group solvency ratio and surplus under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. Aegon will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after this transition period.

Insurance companies are required to determine technical provisions at a value that corresponds with the current exit value of their obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions is based on market-consistent information where possible. The value of the technical provisions equals the sum of the best estimate and the risk margin. The discount rate used to calculate technical provisions, along with other parameters, may significantly affect the level and volatility of own funds (the excess of assets over liabilities).

Insurers and reinsurers are required to hold eligible funds to ensure they can meet their obligations over the next 12 months with a probability of at least 99.5% (that is, withstand a 1-in-200-year event). This objective is called the Solvency Capital Requirement (SCR). Insurance companies are allowed to use: (a) a standard formula to calculate their SCR, (b) a self-developed internal model for which the approval of supervisory authorities is required, or (c) a partial internal capital model (PICM), a combination of the standard formula and an internal model that also requires approval of supervisory authorities. An internal model should better reflect the insurance company's actual risk profile than the standard formula. Aegon Ltd. uses a PICM to calculate the SCR. In addition to the SCR, insurance companies must also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the insurance company's eligible own funds may not fall.

An irreparable breach of the MCR would lead to the withdrawal of an insurance company's license. Insurance companies are required to hold eligible own funds against the SCR and MCR.

During the transition period, Aegon uses a combination of two methods - Accounting Consolidation and Deduction & Aggregation - to calculate the Group Solvency ratio. For insurance entities domiciled outside the EEA or UK, such as the United States, Aegon uses the Deduction and Aggregation method, based on local regulatory requirements, to translate these into the Group Solvency position. US insurance entities are included in Aegon's group solvency calculation in accordance with local US Risk-Based Capital requirements. Actual solvency levels are included in note 37 Capital management and solvency in Aegon's consolidated financial statements. Aegon's UK insurance subsidiaries have been incorporated into Aegon's Solvency calculation in accordance with Solvency UK standards, including Aegon UK's approved PlCM.

Designation as Internationally Active Insurance Group

Aegon is an Internationally Active Insurance Group (IAIG) in accordance with the principles of ComFrame (the Common Framework for the Supervision of IAIGs). The provisions of ComFrame must be incorporated into local legislation to have a binding effect. To the extent Bermudian regulations require these provisions for IAIGs, these provisions are applicable. This also applies to the Insurance Capital Standard (ICS), which is being developed as a consolidated group-wide capital standard for IAIGs. The ultimate goal of the ICS is a single ICS that includes a standard methodology by which it achieves comparable outcomes across jurisdictions. The key elements of the ICS include valuation, capital resources, and capital requirements. Ongoing work is intended to improve convergence over time. The ICS was adopted by the International Association of Insurance Supervisors (IAIS) at its Annual General Meeting in December 2024.

Bermuda's group supervision framework reflects international developments and principles for insurance group supervision adopted by the IAIS. The Insurance Amendment Act 2021 introduced the concept of an IAIG to meet the principles and standards of ComFrame. The Insurance Amendment Act 2021 amended the Insurance Act 1978 to make provision for supervisory requirements relating to the administration of IAIGs in Bermuda. Once designated as an IAIG, the IAIG is subject to any rules that the BMA may make prescribing prudential or technical standards to the IAIG and will continue to be subject to any other group supervision requirements.

Aegon closely monitors all regulatory requirements resulting from its designation as an IAIG. For example, Aegon has noted the BMA Insurance Prudential Standards Recovery Plan Rules 2024. These rules aim to ensure that insurers prepare for a range of potentially adverse scenarios ahead of any severe stress condition. These rules went into effect on May 1, 2025.

In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. The provisions of the Holistic Framework must be incorporated into local legislation to have a binding effect.

Aegon's designation as IAIG may evolve over time as its transformation continues.

Future laws and regulations

Aegon has taken note of reforms to Bermuda's prudential regime. Aegon continues to closely monitor all regulatory requirements and changes to them, both at the consolidated level and at the level of individual regulated subsidiaries. In addition to prudential regulatory requirements, this includes ESG-related legislation, such as the EU Corporate Sustainability Reporting Directive, the Taxonomy Regulation, and the Sustainable Finance Disclosure Regulation.

Code of Conduct

Aegon's Code of Conduct embodies the company's values and helps ensure that all employees act ethically and responsibly. It is available at www.aegon.com/coc.

It prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of Aegon's stakeholders.

Aegon's Code of Conduct applies to all Directors, officers, and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies and joint ventures that are majority-owned and/or controlled by Aegon Ltd. Companies in which Aegon does not hold a majority stake will be expected to either adopt the Aegon Code of Conduct or implement an equivalent code.

All Aegon employees must certify that they have read and understood the Code of Conduct and agree to abide by it. Employees are also required to complete mandatory training regularly to help embed the principles of the Code in their work.

Any waivers to the Aegon Code made to Directors or Executive Officers must be approved by the Aegon Ltd. Board of Directors or its Audit Committee. Waivers may only be granted in exceptional circumstances and will be promptly disclosed to our shareholders in accordance with applicable laws and stock exchange requirements. Aegon has elected to comply with home-country practice and disclose any waivers to the Aegon Code in the Form 20-F, rather than disclosing such waivers to shareholders within four business days under the NYSE rules. No waivers were requested or given during 2025.

Aegon Speak Up: Reporting misconduct
Breaches of laws and regulations, the Code of Conduct, or internal policies and procedures may have serious consequences for the company and its staff, customers, shareholders, and business partners, and may also have a profound impact on the financial system or the public interest. Aegon aims to be a trusted long-term partner to all its stakeholders. Therefore, the company would like to be made aware of any suspected unlawful, unethical, or otherwise improper conduct that could harm the company and its stakeholders. Effective detection and resolution of such conduct will help sustain its business and ensure long-term value creation for all stakeholders.

Aegon implemented Aegon Speak Up to demonstrate its commitment to staff and other stakeholders by encouraging them to report any concerns about potential misconduct and to ensure it will not tolerate reprisals for raising such concerns.

Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon.

For this purpose, Aegon has engaged an independent third party to host a secure reporting channel for employees and others to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all countries where Aegon conducts business (24 hours a day, 7 days a week). Reporters can choose to remain anonymous. If an issue is found upon investigation, appropriate management action is taken to resolve it and prevent it from happening again.

It is important that people feel supported and protected by the company when bringing issues to management that may harm the company's reputation and integrity, its employees, or other stakeholders. Aegon has established specific measures to provide support and to prevent and/or address situations that present a risk of reprisal. Reporters who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer, either directly or through our Speak Up program.

Conformity Statement

The Board is responsible for preparing the financial statements and the Annual Report in accordance with Dutch and Bermuda law and the International Financial Reporting Standards, as adopted by the European Union (IFRS).

As required by section 5:25c of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the Board of Directors confirms that, to the best of its knowledge:

- The Aegon Ltd. financial statements have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial condition, and profit or loss of the company and the undertakings included in the consolidation as a whole.
- The report of the Board gives a true and fair view of the position at the reporting date of the company, the development and performance of the business during the financial year, and the undertakings included in the consolidation as a whole, together with a description of the principal risks and uncertainties that the company faces.

Aegon's risk management and control systems provide reasonable assurance for the reliability of financial reporting and the preparation and fair presentation of Aegon's financial statements. They cannot, however, provide absolute assurance that a misstatement of Aegon's financial statements can be prevented or detected.

Schiphol, the Netherlands, March 25, 2026

The Board of Aegon Ltd.

Lard Friese, CEO, Executive Director
David Herzog, Chairman of the Board of Directors
Albert Benchimol, Director
Mark A. Ellman, Director
Karen Fawcett, Director
Lori Fouché, Director
Jack McGarry, Director
Jay Ralph, Director
Caroline Ramsay, Director
Thomas Wellauer, Director
Corien M. Wortmann, Director



Financial information

Table of contents

Financial statements of Aegon Ltd.

Notes to the financial statements of Aegon Ltd.

243 Independent auditor's report

Other information

Additional information

Consolidated income statement

For the year ended December 31

Amounts in EUR millions (except per share data)	Note	2025	2024	2023
Continuing operations				
Insurance revenue	6	9,097	9,841	10,386
Insurance service expenses	7, 13	(9,423)	(9,790)	(10,226)
Net income / (expenses) on reinsurance held	8	836	325	182
Insurance service result		**511**	**376**	**342**
Interest revenue on financial instruments calculated using the effective interest method		2,683	2,720	2,738
Interest income from instruments measured at FVPL		615	637	737
Other investment income		1,198	1,340	1,283
Results from financial transactions		15,632	11,593	12,302
Impairment (losses) / reversals		(46)	(190)	(86)
Insurance finance income / (expenses)		(20,227)	(16,506)	(17,650)
Net reinsurance finance income / (expenses) on reinsurance held		564	611	699
Interest expenses		(135)	(171)	(218)
Insurance net investment result	9	**285**	**34**	**(196)**
Interest revenue on financial instruments calculated using the effective interest method		636	605	599
Interest income from instruments measured at FVPL		217	186	89
Other investment income		825	729	550
Results from financial transactions		10,065	7,634	6,929
Impairment (losses) / reversals		(22)	(47)	(33)
Investment contract income / (expenses)		(11,372)	(8,781)	(7,851)
Interest expenses		(18)	(32)	(45)
Other net investment result	10	**331**	**294**	**238**
Interest charges		(178)	(190)	(182)
Financing net investment result	11	**(178)**	**(190)**	**(182)**
Total net investment result		**438**	**139**	**(139)**
Fees and commission income	12	2,390	2,378	2,163
Other operating expenses	13	(2,928)	(2,961)	(3,000)
Other income / (charges)	14	130	145	(57)
Other result		**(408)**	**(438)**	**(894)**
Result before share in profit / (loss) of joint ventures, associates and tax		541	77	(691)
Share in profit / (loss) of joint ventures		303	238	196
Share in profit / (loss) of associates		200	345	103
Result before tax from continuing operations		**1,045**	**660**	**(391)**
Income tax (expense) / benefit	15	(65)	16	209
Net result from continuing operations		**980**	**676**	**(182)**
Discontinued operations				
Net result from discontinued operations		-	-	(17)
Net result from continuing and discontinued operations		**980**	**676**	**(199)**
Net income/ (loss) attributable to:				
Owners of Aegon Ltd.		977	688	(179)
Non-controlling interests		3	(12)	(20)
Earnings per share from continuing and discontinued operations [1]	16			
Basic earnings per common share		0.59	0.37	(0.12)
Basic earnings per common share B		0.01	0.01	-
Diluted earnings per common share		0.59	0.37	(0.12)
Diluted earnings per common share B		0.01	0.01	-
Earnings per share from continuing operations [1]				
Basic earnings per common share from continuing operations		0.59	0.37	(0.11)
Basic earnings per common share B from continuing operations		0.01	0.01	-
Diluted earnings per common share from continuing operations		0.59	0.37	(0.11)
Diluted earnings per common share B from continuing operations		0.01	0.01	-

1   Earnings per share is calculated as net result divided by number of shares outstanding.

Consolidated statement of comprehensive income

For the year ended December 31

Amounts in EUR millions	Note	2025	2024	2023
Net result from continuing and discontinued operations		**980**	**676**	**(199)**
Items that will not be reclassified to profit or loss:				
Gains/ (losses) on investments in equity instruments (FVOCI)		-	1	-
Changes in revaluation reserve real estate held for own use		1	(1)	(2)
Remeasurements of defined benefit plans		9	(6)	(160)
Income tax relating to items that will not be reclassified		(4)	1	30
Discontinued operations that will not be reclassified		-	-	38
Insurance items that may be reclassified subsequently to profit or loss:				
Unrealized gains / (losses) on financial assets (FVOCI)	9	1,331	(1,101)	1,311
Realized gains / (losses) on disposal of financial assets (FVOCI)	9	312	70	577
Insurance finance income / (expenses)	9	(833)	2,250	(1,626)
Reinsurance finance income / (expenses)	9	119	(556)	349
Changes in cash flow hedging reserve		(209)	(217)	(185)
Income tax relating to items that may be reclassified		(156)	(86)	(95)
Items that may be reclassified subsequently to profit or loss:				
Unrealized gains / (losses) on financial assets (FVOCI)		274	(86)	225
Realized gains / (losses) on disposal of financial assets (FVOCI)		31	12	129
Changes in cash flow hedging reserve		(16)	5	(7)
Movements in foreign currency translation and net foreign investment hedging reserves		(447)	224	(85)
Equity movements of joint ventures		3	(27)	(2)
Equity movements of associates		56	85	(7)
Disposal		(1)	(1)	-
Disposal of group assets	42	(2)	(11)	(9)
Income tax relating to items that may be reclassified		(62)	22	(72)
Discontinued operations that may be reclassified		-	-	12
Other		6	(5)	-
Total other comprehensive income / (loss)		**412**	**573**	**421**
Total comprehensive income / (loss)		**1,392**	**1,248**	**222**
Total comprehensive income/ (loss) attributable to:				
Owners of Aegon Ltd.		1,403	1,253	259
Non-controlling interests		(11)	(4)	(37)

Consolidated statement of financial position

On December 31

Amounts in EUR millions	Note	2025	2024
Assets			
Cash and cash equivalents	**18**	2,733	3,469
Investments	**19**	285,141	293,716
Derivatives	**20**	485	771
Investments in joint ventures	**21**	1,566	1,503
Investments in associates	**21**	2,638	3,122
Reinsurance contract assets	**29**	17,153	16,021
Insurance contract assets	**29**	18	125
Defined benefit assets	**33**	95	110
Reimbursement rights	**33**	28	9
Deferred tax assets	**34**	1,894	2,439
Deferred expenses	**22**	452	490
Other assets and receivables	**23**	4,508	5,040
Intangible assets	**24**	519	575
Total assets		**317,233**	**327,390**
Equity and liabilities			
Shareholders' equity	**25**	7,432	7,215
Other equity instruments	**26**	1,978	1,972
Issued capital and reserves attributable to owners of Aegon Ltd.		**9,410**	**9,187**
Non-controlling interests		85	126
Group equity		**9,495**	**9,313**
Subordinated borrowings	**27**	1,461	1,653
Trust pass-through securities	**28**	99	113
Reinsurance contract liabilities	**29**	195	303
Insurance contract liabilities	**29**	176,067	188,359
Investment contract liabilities with discretionary participation features	**29**	21,281	22,332
Investment contracts without discretionary participation features	**30**	97,814	91,669
Derivatives	**20**	1,469	2,435
Borrowings	**31**	1,982	3,013
Provisions	**32**	97	98
Defined benefit liabilities	**33**	507	576
Deferred gains		5	6
Deferred tax liabilities	**34**	13	64
Other liabilities	**35**	6,445	7,124
Accruals	**36**	303	332
Total liabilities		**307,738**	**318,077**
Total equity and liabilities		**317,233**	**327,390**

Lard Friese
Chief Executive Officer

Consolidated statement of changes in equity

For the year ended December 31, 2025

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
On January 1, 2025	7,094	3,949	(3,706)	(1,072)	951	1,972	9,187	126	9,313
Net result recognized in the income statement	-	977	-	-	-	-	977	3	980
Other comprehensive income:									
Items that will not be reclassified to profit or loss:									
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	9	-	-	9	-	9
Disposal of group assets	-	1	(1)	-	-	-	-	-	-
Income tax relating to items that will not be reclassified	-	-	-	(4)	-	-	(4)	-	(4)
Insurance items that may be reclassified subsequently to profit or loss									
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	1,331	-	-	-	1,331	-	1,331
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	312	-	-	-	312	-	312
Insurance finance income / (expenses)	-	-	(833)	-	-	-	(833)	-	(833)
Reinsurance finance income / (expenses)	-	-	119	-	-	-	119	-	119
Changes in cash flow hedging reserve	-	-	(209)	-	-	-	(209)	-	(209)
Income tax relating to items that may be reclassified	-	-	(156)	-	-	-	(156)	-	(156)
Items that may be reclassified subsequently to profit or loss:									
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	274	-	-	-	274	-	274
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	31	-	-	-	31	-	31
Changes in cash flow hedging reserve	-	-	(16)	-	-	-	(16)	-	(16)
Movements in foreign currency translation and net foreign investment hedging reserves	-	-	413	101	(947)	-	(434)	(14)	(447)
Equity movements of joint ventures	-	-	-	-	3	-	3	-	3
Equity movements of associates	-	-	-	-	56	-	56	-	56
Disposal	-	15	-	-	(17)	-	(1)	-	(1)
Disposal of group assets	-	-	-	-	(2)	-	(2)	-	(2)
Income tax relating to items that may be reclassified	-	-	(62)	-	-	-	(62)	-	(62)
Other	-	23	(17)	-	-	-	6	-	6
Total other comprehensive income / (loss)	-	40	1,187	106	(907)	-	425	(14)	412
Total comprehensive income / (loss)	-	1,017	1,187	106	(907)	-	1,403	(11)	1,392
Shares withdrawn	(12)	12	-	-	-	-	-	-	-
Issuance and purchase of treasury shares	-	(510)	-	-	-	-	(510)	-	(510)
Dividends paid on common shares	-	(596)	-	-	-	-	(596)	-	(596)
Dividend withholding tax reduction	-	1	-	-	-	-	1	-	1
Coupons on perpetual securities	-	(53)	-	-	-	-	(53)	-	(53)
Incentive plans	-	(28)	-	-	-	6	(22)	-	(22)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	(30)	(30)
On December 31, 2025 (note 25,26)	7,082	3,792	(2,519)	(966)	43	1,978	9,410	85	9,495

1   Issued capital and reserves attributable to owners of Aegon Ltd.

For the year ended December 31, 2024

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
On January 1, 2024	7,118	4,753	(3,770)	(1,006)	379	1,951	9,426	129	9,554
Net result recognized in the income statement	-	688	-	-	-	-	688	(12)	676
Other comprehensive income:									
Items that will not be reclassified to profit or loss:									
Gains/ (losses) on invesments in equity instruments (FVOCI)	-	-	1	-	-	-	1	-	1
Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	(6)	-	-	(6)	-	(6)
Income tax relating to items that will not be reclassified	-	-	-	1	-	-	1	-	1
Insurance items that may be reclassified subsequently to profit or loss									
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	(1,101)	-	-	-	(1,101)	-	(1,101)
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	70	-	-	-	70	-	70
Insurance finance income / (expenses)	-	-	2,250	-	-	-	2,250	-	2,250
Reinsurance finance income / (expenses)	-	-	(556)	-	-	-	(556)	-	(556)
Changes in cash flow hedging reserve	-	-	(217)	-	-	-	(217)	-	(217)
Income tax relating to items that may be reclassified	-	-	(86)	-	-	-	(86)	-	(86)
Items that may be reclassified subsequently to profit or loss:									
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	(86)	-	-	-	(86)	-	(86)
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	12	-	-	-	12	-	12
Changes in cash flow hedging reserve	-	-	5	-	-	-	5	-	5
Movements in foreign currency translation and net foreign investment hedging reserves	-	-	(242)	(60)	518	-	216	8	224
Equity movements of joint ventures	-	-	-	-	(27)	-	(27)	-	(27)
Equity movements of associates	-	-	-	-	85	-	85	-	85
Disposal	-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets	-	-	-	-	(12)	-	(11)	-	(11)
Income tax relating to items that may be reclassified	-	-	15	-	7	-	22	-	22
Other	-	(5)	-	-	-	-	(5)	-	(5)
Total other comprehensive income / (loss)	-	(5)	64	(66)	572	-	565	8	573
Total comprehensive income / (loss)	-	683	64	(66)	572	-	1,253	(4)	1,248
Shares withdrawn	(24)	24	-	-	-	-	-	-	-
Issuance and purchase of treasury shares	-	(887)	-	-	-	-	(887)	-	(887)
Dividends paid on common shares	-	(521)	-	-	-	-	(521)	-	(521)
Dividend withholding tax reduction	-	3	-	-	-	-	3	-	3
Coupons on perpetual securities	-	(77)	-	-	-	-	(77)	-	(77)
Incentive plans	-	(31)	-	-	-	21	(10)	-	(10)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	2	2
On December 31, 2024 (note 25,26)	7,094	3,949	(3,706)	(1,072)	951	1,972	9,187	126	9,313

1   Issued capital and reserves attributable to owners of Aegon Ltd.

Consolidated statement of changes in equity

For the year ended December 31, 2023

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Reserve of discontinued operations held for sale	Issued capital and reserves [1]	Non-controlling interests	Total
On January 1, 2023	7,172	7,103	(4,532)	(890)	653	1,943	(691)	10,758	176	10,935
Net result recognized in the income statement	-	(179)	-	-	-	-	-	(179)	(20)	(199)
Other comprehensive income:										
Items that will not be reclassified to profit or loss:										
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(160)	-	-	-	(160)	-	(160)
Disposal of group assets	-	(634)	-	-	-	-	634	-	-	-
Income tax relating to items that will not be reclassified	-	-	-	30	-	-	-	30	-	30
Discontinued operations that will not be reclassified [2]	-	-	-	-	-	-	38	38	-	38
Insurance items that may be reclassified subsequently to profit or loss										
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	1,311	-	-	-	-	1,311	-	1,311
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	577	-	-	-	-	577	-	577
Insurance finance income / (expenses)	-	-	(1,626)	-	-	-	-	(1,626)	-	(1,626)
Reinsurance finance income / (expenses)	-	-	349	-	-	-	-	349	-	349
Changes in cash flow hedging reserve	-	-	(185)	-	-	-	-	(185)	-	(185)
Income tax relating to items that may be reclassified	-	-	(95)	-	-	-	-	(95)	-	(95)
Items that may be reclassified subsequently to profit or loss:										
Unrealized gains / (losses) on financial assets (FVOCI)	-	-	225	-	-	-	-	225	-	225
Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	129	-	-	-	-	129	-	129
Changes in cash flow hedging reserve	-	-	(7)	-	-	-	-	(7)	-	(7)
Movements in foreign currency translation and net foreign investment hedging reserves	-	-	142	14	(236)	-	-	(80)	(5)	(85)
Equity movements of joint ventures	-	-	-	-	(2)	-	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(7)	-	-	(7)	-	(7)
Disposal of group assets	-	9	20	-	(32)	-	7	4	(12)	(9)
Income tax relating to items that may be reclassified	-	-	(75)	-	3	-	-	(72)	-	(72)
Discontinued operations that may be reclassified [2]	-	-	-	-	-	-	12	12	-	12
Other	-	-	-	-	-	-	-	-	1	-
Total other comprehensive income / (loss)	-	(625)	762	(116)	(274)	-	691	438	(17)	421
Total comprehensive income / (loss)	-	(804)	762	(116)	(274)	-	691	259	(37)	222
Shares withdrawn	(54)	54	-	-	-	-	-	-	-	-
Issuance and purchase of treasury shares	-	(1,052)	-	-	-	-	-	(1,052)	-	(1,052)
Dividends paid on common shares	-	(495)	-	-	-	-	-	(495)	-	(495)
Dividend withholding tax reduction	-	1	-	-	-	-	-	1	-	1
Coupons on perpetual securities	-	(48)	-	-	-	-	-	(48)	-	(48)
Incentive plans	-	(5)	-	-	-	8	-	3	-	3
Change in ownership non-controlling interest	-	-	-	-	-	-	-	-	(11)	(11)
On December 31, 2023 (note 25,26)	7,118	4,753	(3,770)	(1,006)	379	1,951	-	9,426	129	9,554

1   Issued capital and reserves attributable to owners of Aegon Ltd.
2   The lines "Discontinued operations that will not be reclassified" and "Discontinued operations that may be reclassified" include EUR 675 million and EUR 16 million, respectively, of reclassifications from opening reserves to the column "Reserve of discontinued operations held for sale."

Consolidated cash flow statement

For the year ended December 31

Amounts in EUR millions	Note	2025	2024	2023
Result before tax from continuing operations		**1,045**	**660**	**(391)**
Result before tax from discontinued operations		-	-	518
Impairment loss on measurement of disposal group		-	-	(458)
Result before tax from continuing and discontinued operations		**1,045**	**660**	**(331)**
Results from financial transactions		(26,228)	(20,665)	(20,540)
Amortization and depreciation		(167)	(31)	(163)
Impairment losses		69	237	116
Results from (re)insurance contracts and investment contracts with discretionary participation features		19,152	15,519	17,673
Income from joint ventures		(303)	(238)	(200)
Income from associates		(200)	(345)	(118)
Release of cash flow hedging reserve		(127)	(124)	(130)
Other		187	445	877
Adjustments of non-cash items		**(7,618)**	**(5,201)**	**(2,484)**
Investment contracts without discretionary participation features		13,774	12,760	9,742
Accrued expenses and other liabilities		95	(586)	(442)
Accrued income and prepayments		(156)	(71)	1,325
Changes in accruals		**13,713**	**12,102**	**10,626**
Insurance contracts		(11,333)	(11,904)	(11,770)
Investment contracts with discretionary participation features		(2,744)	(2,525)	(2,030)
Reinsurance contracts held		(1,681)	1,869	923
Purchase of investments (other than money market investments)		(65,066)	(48,545)	(43,445)
Purchase of derivatives		46	(64)	(1,011)
Disposal of investments (other than money market investments)		74,296	52,606	52,576
Disposal of derivatives		(188)	(107)	(1,612)
Net change in cash collateral		(8)	(1,282)	1,592
Net purchase of money market investments		(94)	3,244	(1,853)
Cash flow movements on operating items not reflected in income		**(6,771)**	**(6,708)**	**(6,631)**
Tax (paid)/ received		76	(80)	(321)
Other		(10)	(12)	4
Net cash flows from operating activities	18	**434**	**762**	**864**
Purchase of intangible assets (other than future servicing rights)		(13)	(15)	(51)
Purchase of equipment and real estate for own use		(41)	(51)	(65)
Acquisition of subsidiaries, net of cash		(13)	(41)	(34)
Acquisition/capital contributions joint ventures and associates		(82)	(8)	(253)
Disposal of intangible asset		-	-	3
Disposal of equipment		5	20	46
Disposal of subsidiaries and businesses, net of cash		(2)	19	(1,964)
Disposal joint ventures and associates		756	37	12
Dividend received from joint ventures and associates		400	340	310
Other		-	(1)	-
Net cash flows from investing activities	18	**1,010**	**300**	**(1,996)**
Purchase of treasury shares		(549)	(925)	(1,072)
Proceeds from TRUPS [1], subordinated borrowings and borrowings		946	700	2,670
Repayment of TRUPS [1], subordinated loans and borrowings		(1,707)	(909)	(4,230)
Dividends paid		(596)	(521)	(494)
Coupons on perpetual securities		(67)	(68)	(65)
Payment of lease liabilities		(33)	(37)	(39)
Change in ownership non-controlling interests		(30)	2	(11)
Other		1	3	-
Net cash flows from financing activities	18	**(2,035)**	**(1,755)**	**(3,241)**
Net increase / (decrease) in cash and cash equivalents [2]		**(591)**	**(694)**	**(4,373)**
Net cash and cash equivalents at the beginning of the year		3,469	4,074	8,486
Effects of changes in exchange rate		(144)	88	(38)
Net cash and cash equivalents at the end of the year	18	**2,733**	**3,469**	**4,074**

1 Trust pass-through securities.
2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 3,877 million (2024: EUR 3,927 million, 2023: EUR 5,016 million), dividends received EUR 2,389 million (2024: EUR 2,387 million, 2023: EUR 2,254 million) and interest paid EUR 330 million (2024: EUR 405 million, 2023: EUR 516 million). All included in operating activities except for dividend received from joint ventures and associates EUR 400 million (2024: EUR 340 million, 2023: EUR 310 million).

The cash flow statement is prepared according to the indirect method.

Notes to the consolidated financial statements

1 General information

Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Dutch Commercial Register under number 27076669. Aegon Ltd. has its registered address at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The Bermuda Monetary Authority is Aegon's group supervisor.

Aegon Ltd. has its headquarters in the Netherlands at World Trade Center Schiphol, Schiphol Boulevard 223, 1118 BH Schiphol. At year-end 2025, Aegon Ltd. qualified as a non-resident company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.

Aegon Ltd. serves as the holding company for the Aegon Group. Aegon's common shares are listed on Euronext Amsterdam under the symbol 'AGN', which is the principal market, and on the New York Stock Exchange (NYSE) under the symbol 'AEG'. Aegon's common shares B are not listed to trade on any securities market. On Euronext Amsterdam, only Euronext registered shares may be traded. On NYSE, only New York Registry Shares may be traded.

Aegon Ltd. (or "the Company") and its subsidiaries ("Aegon" or "the Group") have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Aegon operates fully owned businesses in the United States, the United Kingdom and Spain, as well as operating the fully owned asset management and Transamerica Life (Bermuda) businesses. Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic shareholding in the Netherlands. The Group employs around 15,300 people worldwide (2024: around 15,600).

Please note that the designation is uniformly Aegon Ltd. even if it was Aegon N.V. before October 1, 2023.

2 Material accounting policies information
2.1 Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union and with Title 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements have been prepared in accordance with historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value, except for the following items, which are measured on an alternative basis at each reporting date:

Item	Measurement basis
Insurance and reinsurance contracts	Fulfillment cash flows plus the CSM
Net defined benefit liability / (asset)	Fair value of plan assets less the present value of the defined benefit obligations
Other impaired non-financial assets	Higher of fair value less costs of disposal and value in use
Financial instruments held to collect financial cash flows	Amortized cost

The consolidated financial statements are presented in euros, and are rounded to the nearest million unless otherwise stated. As a consequence the rounded amounts may not add up to the rounded total. All ratios and variances are calculated using the unrounded amount. Management is required under IFRS to make estimates and assumptions affecting the reported amounts of assets and liabilities from the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Estimates are inherently subject to change and actual results may differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: insurance and reinsurance contracts as stated in the table above, fair value of certain invested assets and derivatives, purchased intangible assets, goodwill, pension plans, income taxes and the potential effects of resolving litigation matters. Aegon does not use the optional exemption under IFRS to group together specific insurance contracts issued more than 12 months apart.

Certain amounts in prior period may have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income, shareholders' equity or earnings per share.

The 2023 comparative numbers include amounts for discontinued operations, reflecting the sale of Aegon the Netherlands to a.s.r., completed in July 2023, as shown in Aegon's Annual Report 2023.

The consolidated financial statements of Aegon Ltd. were approved by the Board on March 25, 2026. The financial statements will be presented to the Annual General Meeting of Shareholders on June 10, 2026. In accordance with Bermuda law, the annual accounts are not adopted by the General Meeting but discussed with the General Meeting pursuant to our bye-laws.

2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2025

The accounting policies used in the consolidated financial statements are unchanged from 2024, except for IFRS standards and amendments that became effective for Aegon since January 1, 2025 and have been endorsed by the European Union:
- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on August 15, 2023)

The impact of the adoption of the amendments to other standards, listed above, was immaterial.

2.1.2 Future adoption of new IFRS accounting standards and amendments

The following standards and amendments to existing standards, published prior to January 1, 2026, were not early adopted by the Group, but will be applied in future years:
- Annual Improvements Volume 11 (issued on July 18, 2024) – effective January 1, 2026
- Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (issued on May 30, 2024) – effective January 1, 2026
- IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued on May 9, 2024; and Amendments issued on August 21, 2025) – effective January 1, 2027
- IFRS 18 Presentation and Disclosure in Financial Statements (issued on April 9, 2024) – effective January 1, 2027
- Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity (issued on December 18, 2024) – effective January 1, 2026

IFRS 18 Presentation and Disclosure in Financial Statements introduces operating profit and profit before financing and income taxes subtotals in the Consolidated income statement. The standard introduces new classification rules for income and expenses, affecting presentation, but not the measurement of the underlying transactions. The Group is currently working to identify all impacts on the Financial Statements. The most important impacts are:
- Aegon has assessed and concluded that investing in assets is a main business activity of the Group;
- Classification of net interest expense on the net defined benefit liability in the financing category.

Furthermore, the standard introduces additional disclosure requirements for Management-defined Performance Measures and reconciliation of such measures to the closest IFRS defined measure in the Notes to the consolidated financial statements. Aegon identified operating result as a Management-defined Performance Measure.

The impact of other future amendments and standards on the financial statements is not material.

2.2 Basis of consolidation

Subsidiaries

The consolidated financial statements include the financial information of Aegon Ltd. and its subsidiaries. Subsidiaries (including consolidated structured entities) are entities over which Aegon has control.

The subsidiary's assets, liabilities, contingent liabilities, and non-controlling interests are measured at fair value on the acquisition date (unless specific recognition or measurement exceptions apply under IFRS 3) and are subsequently accounted for under the Group's accounting policies, consistent with IFRS. Intra-group transactions, including Aegon Ltd. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses may be an indicator that an impairment exists in the consolidated financial statements. Non-controlling interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling share in changes in the subsidiary's equity.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds plus the fair value of any retained interest and the carrying amount of the subsidiary, including non-controlling interests, is recognized in the income statement.

Investment funds

Investment funds managed by the Group are consolidated if the Group controls the investee. In assessing control, all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders (unless a direct link between the policyholder and the fund can be assumed).

In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:
• Control structure of the asset manager (i.e. whether an Aegon subsidiary);
• The investment constraints posed by the investment mandate;
• Legal rights of the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
• Governance structure, such as an independent Board of Directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
• Rights held by other parties (e.g. substantive voting rights of policyholders).

Exposure or rights to variability of returns may arise from, for example, investments where Aegon bears the risk; Aegon's investments where policyholders bear the risk; guarantees provided by Aegon on the return of policyholders in specific investment vehicles; fees dependent on fund value (e.g. asset management fees); and fees dependent on performance of the fund (e.g. performance fees).
Investment funds where Aegon acts as an agent are not consolidated due to lack of control. In particular, for some separate accounts, the independent Board of Directors has substantive rights, meaning Aegon does not have power over these separate accounts but acts as an agent.

For limited partnerships, the assessment takes into account Aegon's legal position (i.e. limited partner or general partner) and any substantive removal rights held by other parties. Professional judgment is applied concerning the substantiveness of the removal rights and the magnitude of the exposure to variable returns, leading to the conclusion that Aegon controls some, but not all, of the limited partnerships in which it participates.

Upon consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented as investment contracts. Where no repurchase obligation exists, the participations held by third parties are presented as non-controlling interests in equity. Assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented as investments.

Equity instruments issued by the Group that are held by investment funds are eliminated on consolidation. This elimination is reflected in equity and not in the measurement of related financial liabilities toward policyholders or other third parties.

Structured entities

For structured entities as defined in IFRS 12, the control assessment per IFRS 10 focuses on the purpose and design of the investee (with relation to the relevant activities that most significantly affect the structured entity) and the exposure to variable returns, which for structured entities lies in interests through, for example derivatives, and will not be focused on entities that are controlled by voting rights.

Consolidated structured entities include affiliated captive insurance companies (captives) with which Aegon enters into reinsurance agreements for risk and capital management. External financing provided to captives to support statutory reserves is presented as Borrowings to the extent that it has been funded. Letters of credit issued by third parties to captives to provide collateral to affiliated insurers are disclosed in the Commitments and contingencies note. These letters of credit have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

Structured entities that are not consolidated include general account investments in non-affiliated structured entities that are used for investment purposes.

2.3 Foreign exchange translation
a) Translation of foreign currency transactions

Aegon's consolidated financial statements are presented in euros. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates. Transactions in foreign currencies are initially recorded at the exchange rate prevailing at the date of the transaction.

b) Translation of foreign currency operations
On consolidation, the financial statements of group entities with a foreign functional currency are translated to euros. Assets and liabilities are translated at closing rates on the reporting date. Income, expenses, and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments from the acquisition of a foreign entity are translated at the closing rates on the reporting date.

Resulting exchange differences are recognized in the "foreign currency translation reserve," within shareholders' equity. On disposal of a foreign entity, related cumulative exchange differences included in the reserve are recognized in the income statement.

2.4 Insurance contracts
a) Scope
Insurance contracts are contracts under which the Group accepts a significant insurance risk – other than a financial risk – from a policyholder by agreeing to compensate the policyholder on the occurrence of an uncertain future event by which the policyholder will be adversely affected. Significant insurance risk is determined on a present-value basis, where at least one scenario with commercial substance can be identified where the Group pays significant additional benefits. For example, Aegon defines an additional benefit on death of at least 5% as significant. Additional benefits of less than 5% are considered on a case-by-case basis, taking into account all the characteristics of the contract. Insurance contracts include products offering policyholders the option to take out insurance coverage at predetermined prices, provided this option has commercial substance.

Contracts that do not meet the definition of insurance contracts are treated as financial instruments and discussed in note 2.8 Investment contracts with discretionary participation features.

b) Separating components from insurance contracts
At inception, the following components are separated from an insurance contract and accounted for as if they were standalone financial instruments:
• Embedded derivatives whose economic characteristics and risks are not closely related to those of the host contract, and whose terms would not meet the definition of an insurance contract as a standalone instrument; and
• Investment components (i.e. amounts that an insurance contract requires Aegon to repay to a policyholder, even if the insured event does not occur) that are distinct. In other words, investment components that:
   ○ Do not meet the definition of an investment contract with discretionary participation features;
   ○ Are not highly interrelated with the insurance component; and
   ○ For which contracts with equivalent terms are sold, or could be sold, separately in the same market or jurisdiction.

Promises to transfer to a policyholder distinct goods or services other than insurance contract services, are also separated from the host contract and accounted for as a service contract.
Aegon has not identified any components of the insurance contracts recognized at the balance sheet date that require separation when publishing these financial statements.

c) Level of aggregation
Insurance contracts are grouped together for measurement and income recognition purposes. The groups are established at initial recognition and are not reassessed subsequently.

Portfolios
Aegon classifies contracts into one portfolio when they are subject to similar risks and are managed together.

When identifying similar risks, Aegon considers all insurance and financial risks that are transferred from the policyholder to the Group. Lapse risk or expense risk are not risks that a policyholder transfers to an insurer. Contracts in the same product line are in the same portfolio if they are managed together, and contracts in different product lines with dissimilar risks are in different portfolios.

Contracts must be managed together from the perspective of either the management of Aegon Ltd. or the management of its operating segments. Information that is used to assess how risks are managed includes Aegon's internal management reporting, asset-liability management and asset allocation strategies.

Groups
Contracts within a portfolio are segregated into groups based on their profitability at initial recognition. These include groups of insurance contracts that are onerous at initial recognition, and groups that are not onerous at initial recognition. The latter are further split into contracts with no significant possibility of becoming onerous in the future, and any remaining contracts in the portfolio, if applicable.

Aegon uses two approaches to identify groups of contracts. The first approach is a bottom-up assessment, where contracts are grouped together on a contract-by-contract basis by considering the expected profitability of each contract. Alternatively, Aegon completes the grouping assessment at a higher level of aggregation if reasonable and supportable information shows that a set of contracts will, by definition, all be in the same group.

Both approaches involve qualitative factors, quantitative factors, or a combination of both; for example, product pricing, assumption setting reviews, reserving, key performance indicators (such as the market-consistent value of the new business and expected loss ratios) and asset liability management and hedging strategies.

In assessing whether a profitable group of contracts could subsequently become onerous, Aegon considers the size of the estimated profit at inception and its sensitivity to changes in the underlying assumptions. Typically, Aegon expects that any insurance contract may become lossmaking if the insured event occurs.

If contracts within a portfolio would fall into different groups only because law or regulation specifically constrains Aegon's practical ability to set a different price or level of benefits for policyholders with different characteristics, the contracts are included in the same group.

Cohorts
Aegon follows a quarterly reporting frequency on a locked-in period-to-date basis, as opposed to a year-to-date basis, and therefore groups contracts into quarterly cohorts. New contracts issued in the same quarter and belonging to the same group are measured together. After the quarter end, the cohort is closed and treated as "in force" in subsequent quarterly reporting periods.

d) Recognition
A group of insurance contracts is recognized from the earliest of the following dates: the beginning of the coverage period, the date when the first payment from a policyholder in the group of insurance contracts becomes due, and the date when the group of insurance contracts becomes onerous.

e) Insurance acquisition cash flows
Insurance acquisition cash flows arise from selling, underwriting, or starting a group of insurance contracts. They include incremental costs of originating insurance contracts, other (in)direct costs, and cash flows relating to both successful and unsuccessful acquisition efforts such as commissions and underwriting expenses that are directly attributable to the portfolio. Insurance revenue related to insurance acquisition cash flows is recognized on a pure passage of time basis.

f) Insurance contract types
For presentation and analysis purposes, Aegon distinguishes between life and non-life insurance contracts. Life insurance contracts comprise insurance contracts for which the primary insured risk is life contingent, as well as long-term-care insurance products in the Americas. Non-life insurance contracts include fire, motor, general liability, and disability and sickness insurance.

For measurement and income recognition purposes, Aegon classifies insurance contracts at initial recognition as with or without direct participation features, which are not subsequently reassessed. Aegon's non-life business consists entirely of insurance contracts without direct participation features, while Aegon's life insurance business includes both types of insurance contracts.

While the initial measurement of both types of insurance contracts is the same, the subsequent accounting differs. The Variable Fee Approach is applied to life insurance contracts with direct participation features. Other life and non-life insurance contracts are accounted for under the General Measurement Model, unless Aegon has elected to apply the Premium Allocation Approach to groups of these contracts.

Insurance contracts with direct participation features
Insurance contracts with direct participation features are defined as life insurance contracts for which, at inception, the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items; Aegon expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and Aegon expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.
In determining whether a pool of underlying items has been clearly identified to the policyholder, Aegon considers all contractual terms and conditions as well as other policyholder communications. Aegon does not need to hold the identified pool of underlying items for a product to qualify as an insurance contract with direct participation features, nor does the existence of Aegon's discretion to vary the amounts paid to the policyholder preclude qualification. However, the link between policyholder benefits and underlying items must be enforceable, and Aegon must not have the ability to change the underlying items with retrospective effect.

Once the presence of a clearly identified pool of underlying items is established, a two-step classification methodology is carried out. An initial assessment based on product characteristics, followed by a quantitative assessment if the first step is inconclusive:
* The initial assessment based on product characteristics is performed using multiple qualitative indicators. For example, Aegon considers whether a contract includes substantial contractual profit-sharing rates and the degree to which these can subsequently be reset. It also considers the extent to which asset management fees and other charges are commensurate with the services provided and in line with market terms, and whether a product guarantees a minimum return on investment.
* If the qualitative step is not conclusive, the product undergoes quantitative analysis. Different calculation methods are used, depending on the product characteristics and the market conditions at the inception of the contract.
  ○ The policyholder's share in the fair value returns is assessed by comparing the expected total return on the underlying items, net of the asset management fees, with the expected payments to the policyholder that are based on those underlying items. Variable fees and charges that cover multiple services are split into an insurance component and an investment management component, with only the latter deducted from total returns. As a critical judgment, when the policyholder's share of fair value returns is between 50% and 70%, Aegon applies judgement based on qualitative and quantitative factors in product classification.
  ○ Assessing the variability in policyholder benefits often requires probability-weighted models, factoring all scenarios where returns are impacted by the allocation of clearly identifiable assets, variable fees and guarantees. A single scenario with no variability does not automatically disqualify a product for the variable fee approach but is considered alongside scenarios in which the guarantee is not in-the-money at the expected termination date of the contract.

Examples of insurance contracts with direct participation features include unit-linked contracts issued by Aegon UK and Aegon Spain, and variable annuities issued in the Americas.

Insurance contracts without direct participation features
Although insurance contracts without direct participation features are not linked to underlying assets, there are products where Aegon provides investment-return services. A product is considered to provide an investment-return service if, and only if, the contract contains a non-distinct investment component or the policyholder has a right to withdraw an amount under the policy; Aegon expects that this amount will include an investment return; and Aegon expects to perform investment activity to generate that investment return.

Products with investment-return services include indexed universal life, fixed deferred annuities, fixed indexed annuities and registered index linked annuities.

Insurance contracts without direct participation features include all non-life insurance products issued by Aegon, as well as term insurance, whole life, fixed annuities, registered indexed linked annuities, long term-care insurance contracts, and US-style universal life products issued in the Americas and Asia.

g) Initial measurement
On initial recognition, Aegon measures a group of contracts at a risk-adjusted, current, and probability-weighted estimate of the present value of the future cash flows ("fulfillment cash flows") plus or minus the unearned profit on the group of contracts ("contractual service margin").

Fulfillment cash flows

The fulfillment cash flows reflect Aegon's view of the current condition at the reporting date, consistent with observable market prices and all contractual terms and conditions with commercial substance within the contract boundary. Future changes in legislation that would change or discharge a present obligation or create new obligations under existing contracts are only considered when the legislation is substantively enacted.

Fulfillment cash flows also include discretional cash flows that are partially linked to performance of underlying assets based on crediting policy, for instance for US universal life-type products. This provides the Group with discretion as to the timing and amount of the cash flows to be paid to policyholders. Change in discretionary cash flows is regarded as relating to future services and adjusts the Contractual Service Margin. At inception of such contract, the Group specifies its commitment as crediting interest to policyholders' account balance based on Aegon's crediting policy, considering specific terms and conditions of the contracts. Where changes reflect management discretion, such as changes in crediting rates, they are treated as adjustments to the contractual service margin. Conversely, changes driven by financial risk assumptions (e.g., market interest rate shifts) are recognized in insurance finance income or expenses.

The methods used to calculate the fulfillment cash flows and the process to estimate the inputs to those methods are discussed in note 29.3 Critical judgements and estimates.

Contractual service margin

The contractual service margin represents the unearned profit Aegon will recognize as it provides insurance contract services in the future. For onerous insurance contracts, the calculation results in an immediate loss recognized in the income statement, with a corresponding loss component established as part of the insurance liabilities.

Contract boundary

Cash flows are within the boundary of an insurance contract if they arise from rights and obligations that exist during the period in which Aegon can compel the policyholder to pay premiums or has a substantive obligation to provide insurance contract services to the policyholder.

Examples of such cash flows by Aegon's interpretation are premiums and related cash flows, claim payments (including reported, incurred and all future claims for which Aegon has substantive obligation), payments to policyholders such as payments that vary depending on underlying items or resulting from options and guarantees, claim handling costs, policy administration and maintenance cost, cost for performing investment activities, investment return services or investment related services and allocation of fixed and variable overheads directly attributable to fulfilling insurance contracts. Aegon interprets directly attributable overhead expenses consistent with the principle of Solvency II regarding insurance service obligation. Premiums receivable from the intermediary are included as future cash flows within the contract boundary.

In determining whether a contract can be repriced, Aegon considers all insurance and financial risks that are transferred from the policyholder excluding risks that result from the contract itself, such as expense risk or lapse risk. If Aegon provides investment-related services to insurance policyholders, the ability to reprice the fees or charges to prevailing rates is also considered in setting the contract boundary.

In some jurisdictions, regulatory requirements limit Aegon's ability to fully reprice contracts on renewal and are therefore relevant when setting the contract boundary. Regulatory price caps that apply to existing and new policyholders do not extend the contract boundary, because they do not result in a valuable policyholder renewal option.

Some contracts with long contract boundaries based on long-term guaranteed benefits also include policyholder options that can be repriced. For example, the contract may allow the policyholder to take out additional insurance coverage at current market rates. While the policyholder option can be repriced, Aegon cannot reprice or reassess the benefits of the entire policy. Therefore, the option is considered within the long contract boundary of the host contract, provided it can reasonably be expected to be utilized.

Contract boundaries are based on current facts and circumstances and may therefore change over time.

h) Subsequent measurement

At each reporting date, the carrying amount of a group of insurance contracts is the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage includes fulfillment cash flows related to future service allocated to that group and the contractual service margin of the group. The liability for incurred claims includes fulfillment cash flows related to past service allocated to the group. Cash flows that remain subject to insurance risk after the occurrence of the insured event are included in the liability for remaining coverage.

Fulfillment cash flows are remeasured at each reporting date to reflect current estimates. The measurement of the contractual service margin differs for contracts with and without direct participation features as described below.

Some changes in the contractual service margin are offset by changes in the fulfillment cash flows, resulting in no change in the total carrying amount of the liability for remaining coverage. To the extent that changes in the contractual service margin and changes in the fulfillment cash flows do not offset, income or expenses are recognized.

Insurance contracts without direct participation features (general measurement model)
The carrying amount of the contractual service margin for a group of insurance contracts without direct participation features at the end of each reporting period is determined by adjusting the carrying amount with the effect of new contracts added to the group, interest accrued on the contractual service margin during the period, changes in fulfillment cash flows related to future services (except when increases in fulfillment cash flows exceed the carrying amount of contractual service margin, causing a loss, or when decreases in fulfillment cash flows are allocated to the loss component), currency exchange differences affecting the contractual service margin, and insurance revenue recognized for services provided during the period.

Interest accretion
Aegon accretes interest to the contractual service margin using either the one-year forward rate or the one-year spot-rate, derived from the discount rate curve used to estimate the present value of future cash flows that do not vary based on the returns on any underlying items on initial recognition of the group of contracts.

Interest is calculated on a time-weighted basis, allowing for the timing of the movements in the contractual service margin over the reporting period.

Changes in fulfillment cash flows relating to future services
Changes in the fulfillment cash flows that relate to future services comprise:
* Experience adjustments arising from premiums received in the period that relate to future services and related cash flows, measured at the discount rates determined on initial recognition;
* Changes in estimates of the present value of future cash flows in the liability for remaining coverage (other than effects of the time value of the money and changes in financial risks), measured at the discount rates determined on initial recognition;
* Differences between any non-distinct investment component expected to become payable in the period and the actual non-distinct investment component that becomes payable in the period;
* Differences between any loan to a policyholder expected to become repayable in the period and the actual loan to a policyholder that becomes repayable in the period; and
* Changes in the risk adjustment for non-financial risk that relate to future services.

The change in fulfillment cash flows that relates to future service is calculated using discount rates derived from the discount rate curve used to determine the contractual service margin on initial recognition of the group of contracts.

Changes in the contractual service margin recognized as insurance revenue
Part of the contractual service margin of a group of contracts is recognized as insurance revenue in each period to reflect the insurance contract services provided in that period. The amount of revenue is determined by allocating the contractual service margin remaining at the end of the reporting period equally to each coverage unit provided in the reporting period and expected to be provided in the future.

The numbers of coverage units in a group of contracts is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. The coverage period relates to insurance coverage only for business under the General Model when contracts lack investment-return service, and to both insurance coverage and investment return service when contracts contain investment-return service. Coverage period considers the expected survivorship of contracts, so it allows for expected lapses and deaths. If a contract provides coverage for more than one insured event or provides additional investment-return services, the coverage unit reflects all material benefits.

Aegon has defined coverage units that differ per product type to best reflect a product's characteristics and the nature of the services provided to the policyholder. Insurance services are typically depicted by a metric that is based on the maximum amount that a policyholder would receive if the insured event were to occur, such as the total benefits amount or the death benefit amount. For investment-type services, coverage units are based on the total return that Aegon expects to provide the policyholder over the lifetime of the contract.

Aegon applies the following formula to determine the amount of contractual service margin to release in each reporting period, where:

Proportion of CSM released as insurance revenue $= \dfrac{A}{[A + B]}$

Where:

A = coverage units provided in the period

B = present value of coverage units to be provided in the future

The coverage units provided in the period are determined as an average of the coverage units at the beginning and end of the quarterly reporting period. Future coverage units are discounted using rates locked-in at the initial recognition of the group of contracts.

More information on the coverage units is provided in note 29.3.2.1 Weighting of coverage units.

Insurance contracts with direct participation features (variable fee approach)

Aegon adjusts fulfillment cash flows for direct participation contracts to reflect changes in the obligation to pay policyholders based on the fair value of underlying items, recognizing these changes in profit or loss. The contractual service margin for each group of contracts is adjusted based on new contracts, changes in fair value related to future services (using current discount rates), risk mitigation policies, changes in the loss component, currency exchange differences and insurance revenue recognition for services provided during the period.

Changes in fulfillment cash flows relating to future services

Changes in Aegon's share in the fair value of the underlying items relate to future service and are adjusted according to the contractual service margin. Under the variable fee approach, changes in fulfillment cash flows are booked to the contractual service margin if they are the result of a change in the effect of the time value of money or financial risks not arising from the underlying items. Examples include the interest accrued to projected fixed benefits and expense cash flows, and changes in the value of financial guarantees.

Changes in the contractual service margin recognized as insurance revenue

The policy on the recognition of revenue for insurance contracts with direct participation features is the same as under the general measurement model, except that references to "investment-return services" should be read as "investment-related services". Furthermore, the definition of coverage period is different for contracts with direct participation features. The coverage period reflects both insurance coverage and investment-related services. For such contracts with an accumulation and payout phase, the coverage period reflects both phases of the contract to the extent that insurance coverage and investment-related services are provided in both phases.

Risk mitigation

For certain groups of contracts, Aegon has a documented risk management objective and strategy for mitigating financial risk arising from insurance contracts with participation features, using derivatives, reinsurance contracts held and other FVPL financial instruments. Risk mitigation involves the hedging of one or a combination of financial risks (e.g. interest rate, financial instrument price, currency exchange rate, index of prices or rates, inflation rate) and can cover multiple groups of contracts in different portfolios.

For these groups of contracts, Aegon does not recognize the entire change in the amount of Aegon's share of the fair value of the underlying items and changes in fulfillment cash flows relating to future services in the contractual service margin. Instead, the change in the hedged position is recognized as insurance finance expense in the income statement or in other comprehensive income.

Prior to the reporting period, Aegon demonstrates an economic offset between the above mentioned fulfillment cash flows from insurance contracts and the risk-mitigating items (that is values of both are generally expected to move in opposite directions because they respond in a similar way to the changes in the risk being mitigated), and demonstrates this is not dominated by credit risk.

i) Loss component

When a group of insurance contracts becomes onerous, a loss component of the liability for remaining coverage for that group is established. Except for changes in non-financial assumptions that are fully allocated to a loss component, all subsequent changes in the fulfillment cash flows of the liability for remaining coverage are allocated on a systematic basis between the loss component and the remaining liability for remaining coverage. No revenue is recognized for services allocated to the loss component, as Aegon has never received compensation from the policyholder for these.

j) Premium allocation approach

Aegon applies the premium allocation approach to certain groups of predominantly non-life insurance contracts. These groups of contracts mostly include products with a coverage period of one year or less. The premium allocation approach is only applied to contracts with a longer coverage period if the Group expects that the resulting measurement would not differ materially from the result of applying the general measurement model.

Level of aggregation

Contracts to which the premium allocation approach is applied are grouped together using the same principles as described in paragraph (c) above, with the following modifications:

- Contracts to which the premium allocation approach is applied, are assumed not to be onerous at inception, unless facts and circumstances indicate otherwise.
- Contracts to which the premium allocation approach are grouped together in annual cohorts, which is more aligned with the nature of the products.

Acquisition costs

Insurance acquisition cash flows that relate to some (but not all) groups of contracts to which Aegon applies the premium allocation approach are expensed when incurred, provided the coverage period does not exceed 12 months.

Subsequent measurement, including loss component

Given the time between providing each part of the coverage and the related premium, Aegon has chosen not to adjust the liability for the remaining coverage to reflect the time value of money and the effect of financial risk.

Aegon recognizes the liability for incurred claims of a group of insurance contracts at the amount of the fulfillment cash flows relating to incurred claims. The fulfillment cash flows are discounted at current rates unless the cash flows are expected to be paid in one year or less from the date the claims are incurred.

2.5 Reinsurance contracts

Reinsurance contracts held are contracts entered into by Aegon to receive compensation for claims arising from one or more insurance contracts issued by the group. Reinsurance contracts that do not transfer insurance risk are accounted for as financial instruments or as service contracts, depending on the nature of the agreement.

To the extent possible, the accounting model applied to reinsurance contracts held is consistent with that of the underlying insurance contracts. Differences will arise when underlying contracts have direct participation features, as the variable fee approach cannot be applied to reinsurance contracts held. Furthermore, reinsurance contracts with a coverage period exceeding 12 months may not be eligible for the premium allocation approach.

Expected reinsurance recoveries include an adjustment for the risk of non-performance by the reinsurer, which is based on Aegon's credit exposure, net of collateral, and the perceived counterparty default risk.

a) Separating components from insurance contracts

Similarly to the analysis for insurance contracts (see note 2.4 Insurance contracts), Aegon assessed that reinsurance contracts held do not include components that need to be separated.

b) Level of aggregation

Reinsurance contracts are grouped for measurement and income recognition purposes based on the similarity of risk, how the contracts are managed, the expected profitability of the contracts at inception, and the period in which the contracts are issued.

When grouping reinsurance contracts, Aegon considers the type of reinsurance coverage received (e.g. yearly renewable term, stop loss, or coinsurance).

A group of reinsurance contracts can comprise a single contract, for example when the contracts are managed on an individual treaty basis.

c) Reinsurance contracts measured under the general measurement model

Aegon applies the accounting policies disclosed in note 2.4 Insurance contract for insurance contracts without direct participation features to measure a group of reinsurance contracts held, albeit with the following modifications:

Initial measurement

Aegon estimates the present value of future cash flows of the group of reinsurance contracts held using assumptions consistent with those used to measure the underlying insurance contracts. The estimate includes an adjustment for the risk of non-performance by the reinsurer. This includes the potential failure of the reinsurance counterparty due to default, disputes resulting in reduced payments, current financial conditions, and credit standing of the reinsurer, the potential for these conditions to change over time, the extent to which the counterparty exposure is collateralized, treaty provisions for non-performance, and special features of the regulatory environment.

Contract boundary

For treaties with open attaching periods, the cessations within the termination window (typically 90 days) are treated as a separate contract for accounting purposes. Cessations occuring after the termination window are treated as a new contract.

Subsequent measurement

Aegon releases the CSM in the profit or loss at the end of the reporting period based on the coverage unit of the contract which is based on the quantity of benefits and expected coverage duration. To determine the coverage units, Aegon chooses a coverage unit metric that is proportional to the risk transferred, using maximum cover as the basis for coverage units but taking into account the number of underlying direct contracts attached. The coverage unit should reflect the expected pattern of underwriting of the underlying contracts because the level of service provided depends on the number of underlying contracts in-force.

With the exception of reinsurance finance income, all other income and expenses from a group of reinsurance contracts are presented as a single amount.

Finance income related to reinsurance contracts held is presented separately in the income statement and OCI and is not netted with finance expenses related to insurance contracts issued.

Loss recovery component

Aegon establishes a loss recovery component for a group of reinsurance contracts, when a change in the fulfillment cash flows that relates to future services does not adjust the contractual service margin. It reflects the income recognized in the income statement to offset the reinsured loss reported on the underlying insurance contracts.

The adjusted amount, and resulting income, is determined by multiplying:
- The loss recognized on the group of underlying insurance contracts; and
- The recovery percentage, which is the percentage of claims on the group of underlying insurance contracts that Aegon expects to recover from the reinsurance contracts held.

The calculation of the recovery percentage is based on discounted claims and recovery amounts, using current discount rates. No allowance is made for reinsurance non-performance risk, and any risk adjustment for non-financial risks is excluded from the calculation.

If an onerous group of insurance contracts is only partially reinsured, systematic and rational allocation methods are used to determine the portion of subsequent movements in the loss component that relates to insurance contracts covered by the group of reinsurance contracts held.

2.6 Insurance revenue and Insurance service expenses

Aegon recognizes insurance revenue as it provides services under groups of insurance contracts and under groups of contracts with discretionary participation features.

The total insurance revenue recognized over the duration of a group of contracts is equal to the amount of premiums received, adjusted for a financing effect and excluding any non-distinct investment components. For contracts with direct participation features, it includes the variable fees that Aegon expects to receive. Reinstatement premiums are included, when reinstatement is at the discretion of the policyholder. Ceding commissions paid by Aegon on inward reinsurance are deducted from insurance revenue, unless they are contingent on future claims.

Revenue recognized in the period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive compensation and includes:
- Release of contractual service margin for services provided in the period;
- Changes in risk adjustments for non-financial risk that do not relate to future service, excluding amounts allocated to the loss component;
- Claims and other insurance service expenses expected to be incurred in the period, excluding amounts allocated to the loss component;
- Other amounts, such as experience adjustments for premium receipts that do not relate to future service and income tax that is specifically chargeable to the policyholder.

Insurance revenue recognized in the period also includes an allocation of the portion of the premiums that are related to recovering insurance acquisition cash flows. The allocation is based on the passage of time, without interest accumulation. The same amount is also recognized as insurance service expenses. Insurance service expenses arise as Aegon provides coverage and other services under issued insurance contracts and investment contracts with discretionary participation features. It comprises:
- The incurred claims, excluding repayments of non-distinct investment components, and other incurred insurance service expenses;
- Adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk, and changes therein;
- Amortization of insurance acquisition cash flows;
- Losses on onerous contracts and the reversals of such losses; and
- Impairment losses and reversals on assets for insurance acquisition cash flows.

2.7 Insurance finance expenses
Insurance finance expenses comprise the change in the carrying amount of the group of insurance contracts or reinsurance contracts arising from the effect of the time value of money and changes in the time value of money, as well as the effect of financial risk and changes in financial risk. It also includes the changes in the measurement of a group of insurance contracts that are caused by changes in the value of underlying items (excluding additions and withdrawals).

a) Defining financial risk
Financial risk identified by Aegon can be one or more of credit risk; fluctuations in equity, real estate and capital markets; interest rate; and currency exchange risk.

As an example of variables not specific to a party to the contract, assumptions about inflation are considered to relate to financial risk, to the extent that they are based on an index of prices or on prices of assets with inflation-linked returns. Assumptions about inflation that are based on Aegon's own expectations of specific price changes do not relate to financial risk and are considered to be actuarial assumptions.

For contracts with discretionary participation features, Aegon uses the basis on which, at inception, it expected to determine its commitment under the contract to distinguish between the effect of changes in assumptions that relate to financial risk on that commitment and the effect of discretionary changes to that commitment (which adjust the contractual service margin).

Aegon considers, per portfolio, whether to disaggregate the risk adjustment for financial risks into an insurance service component and an insurance finance component, based on the extent to which the carrying amount of the group of insurance contracts or reinsurance contracts is affected by changes in interest rate and other financial risks. The changes in the risk adjustment for non-financial risk are fully attributed to insurance services.

b) Disaggregation of insurance finance expenses
Aegon disaggregates insurance finance expenses between profit or loss and other comprehensive income for insurance contracts without direct participation features issued in the United States, insurance contracts issued in Asia that are internally reinsured in the United States, certain life insurance products in Spain, and reinsurance contracts held.

The amount of insurance finance expenses included in profit or loss is determined by a systematic allocation of the expected total insurance finance income and expenses over the duration of the group of contracts, using the following rates:
• Discount rates determined at the date of initial recognition;
• A rate that allocates the remaining revised expected finance income or expenses over the remaining duration at a constant rate (effective yield approach); or
• For contracts using a crediting rate to determine amounts due to the policyholders using an allocation that is based on the amounts credited in the period and expected to be credited in future periods (projected crediting rate approach).

The effective yield approach and projected crediting rate approach are applied to designated groups of contracts for which changes in financial assumptions have a substantial effect on the amounts paid by the policyholder ("indirect participating products"). Indirect participating products include variable annuity products that do not qualify for the variable fee approach due to minimum guarantees. US-style universal life contracts are not classified as indirect participating products because Aegon considers policyholder benefits to be insufficiently impacted by changes in financial assumptions. These products are measured under the general measurement model.

In the United States, Aegon has elected to apply the projected crediting rate approach to indexed universal life, registered index linked annuities and fixed indexed annuities. Other indirect participating contracts, such as fixed annuities, are accounted for under the effective yield approach.

2.8 Investment contracts with discretionary participation features (DPF)
Contracts issued by the Group that do not transfer significant insurance risk but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts.

Certain investment contracts, such as with profit contracts, have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer's net result. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract liability is measured based on the accounting principles that apply to insurance contracts with similar features.

Some unitized investment contracts provide policyholders with the option to switch between funds with and without discretionary participation features. The entire contract is accounted for as an investment contract with discretionary participation features if actual switching results in discretionary participation benefits that are a significant part of the total contractual benefits.

Investment contracts without discretionary participation features are considered and accounted for as financial liabilities.

2.9 Financial assets
a) Recognition and classification
Financial assets are recognized when Aegon becomes a party to the contractual provisions of the instrument. Regular way purchases or sales are recognized using trade date accounting.

Financial assets are classified for accounting purposes depending on the cash flow characteristics and the business model under which they were purchased.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group's business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios and is based on observable factors, such as:
• How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group's senior management;
• The risks that affect the performance of the business model and the financial assets held within it. In particular, the way those risks are managed;
• How Group management is compensated, i.e. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected;
• The expected frequency, value and timing of sales.

In making the assessment of the contractual cash flows, Aegon considers whether they are consistent with a basic lending arrangement i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Aegon presents its financial assets as Investments, Derivatives or Receivables and other assets in its Statement of Financial Position.

Debt instruments

The Group classifies debt instruments at fair value through profit or loss (FVPL) mandatorily if the business model is not to hold the instrument to collect contractual cash flows (or hold to collect and sell the asset) or if the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, or contractual cash flows are not solely payments of principal and interest (SPPI). Examples of assets that fail the SPPI test in Aegon's portfolio are investments in funds that are classified as debt and investments in tranches of contractually linked instruments where the credit risk of the tranche is greater than the underlying portfolio's credit risk.

Within its European insurance entities, Aegon holds investments in debt instruments that would not be mandatorily measured at FVPL, however, they are designated at FVPL to minimize accounting mismatches with the insurance and investment contract liabilities.

Aegon has classified most of its loan portfolios, and all receivables as measured at amortized cost because they are held to collect contractual cash flows which meet the SPPI criteria. Other debt instruments, held in a business model to collect contractual cash flows and to be sold when asset liability management strategy requires, and meet the SPPI criteria, are classified as measured at fair value through other comprehensive income (FVOCI).

Equity instruments

Equity instruments are classified as financial assets measured at FVPL. Aegon opted to measure a small portion of its equity instruments at FVOCI.

Derivatives and hedge accounting

All derivatives are carried at FVPL as assets when fair value is positive and as liabilities when fair value is negative.

Aegon designates certain derivatives as hedging instruments in either:
• Fair value hedges of recognized assets or liabilities or firm commitments;
• Hedges of highly probable future cash flows attributable to a recognized asset or liability or a highly probable forecast transaction (cash flow hedges); or
• Hedges of a net investment in a foreign operation (net investment hedges).

Aegon documents, at the inception of the hedge, the relationship between hedged items and hedging instruments, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Additional details on derivatives and hedge accounting are disclosed in note 20 Derivatives.

b) Initial measurement

At initial recognition, Aegon measures a financial asset at its fair value plus or minus, in the case of a financial asset not at FVPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at FVOCI, as described in note 4.2.6 Expected credit losses, which results in an accounting loss being recognized in profit or loss when an asset is newly originated.

c) Subsequent measurement
Debt instruments measured at amortized cost and FVOCI

Interest revenue from financial assets measured at amortized cost or FVOCI is included in "Interest revenue on financial instruments calculated using the effective interest rate method".

Movements in the carrying amount of FVOCI debt instruments are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument's amortized cost that are recognized as profit or loss. When the debt instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in "Net Investment result." In the case of equity instruments measured at FVOCI the cumulative gain or loss would never be recycled in profit or loss.

Financial instruments measured at FVPL

Gains and losses on financial instruments at FVPL are included in the Results from financial transactions line in the consolidated income statement, unless the financial instrument has been designated as a hedging instrument in a cash flow hedge or a hedge of a net investment in a foreign operation, when the effective portion of the fair value change is recognized in other comprehensive income. Fair value movements of fair value hedge instruments are offset by the fair value movements of the hedged item, and the resulting hedge ineffectiveness, if any, is included in result from financial transactions.

Interest revenue from debt securities at FVPL and derivatives is presented separately as "Interest income from instruments measured at FVPL."

Equity instruments measured at FVOCI

In the case of equity instruments measured at FVOCI the cumulative fair value gain or loss would never be recycled in profit or loss.

d) Derecognition

When the contractual rights to the asset's cash flows expire, or an obligation arises to pass on all received cash flows without delay, or the asset is transferred with substantially all the risks and rewards of ownership, or control over the asset is lost, Aegon derecognizes the financial asset.

When a novation takes place Aegon assesses whether the derecognition criteria are met. Aegon does not derecognize the contract only if:
- The old counterparty and new counterparty share the same parent company; and
- Contract characteristics of the old contract and the new contract are the same; and
- The risk profile of both contract parties is similar (either by both having a parental guarantee or both entities having an investment grade rating)

On derecognition, the difference between the disposal proceeds and the carrying amount is recognized in the income statement within the results from financial transactions.

e) Modification of financial assets

Aegon may renegotiate or otherwise modify the contractual cash flows of financial assets. When this happens, Aegon assesses whether the new terms are substantially different to the original terms by considering, among other things, the following qualitative and quantitative factors:
- If the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.
- Introduction of any substantial new terms, such as profit share/equity-based return that substantially affects the risk profile of the loan or equity conversion option.
- Significant extension of the loan term when the borrower is not in financial difficulty.
- Significant change in the interest rate.
- Change in the currency the loan is denominated in.
- Insertion of collateral, other security or credit enhancements that significantly affect the credit risk associated with the loan.
- Change in seniority or subordination.
- Any change in SPPI assessment of the asset.
- Significant change in the present value of the instrument.

If the terms are substantially different, Aegon derecognizes the original financial asset and recognizes a "new" asset at fair value and recalculates a new effective interest rate for the asset. The renegotiation date becomes the date of initial recognition for impairment calculation purposes, including to determine whether a significant increase in credit risk has occurred. However, Aegon also assesses whether the new financial asset recognized is deemed to be credit-impaired at initial recognition, especially in circumstances where the renegotiation was driven by the debtor being unable to make the originally agreed payments. Differences in the carrying amount are also recognized in profit or loss as a gain or loss on derecognition (Results from financial transactions).

If the terms are not substantially different, the renegotiation or modification does not result in derecognition, and Aegon recalculates the gross carrying amount based on the revised cash flows of the financial asset and recognizes a modification gain or loss in profit or loss as result from financial transactions. The new gross carrying amount is recalculated by discounting the modified cash flows at the original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired financial assets).

The impact of modifications of financial assets on the expected credit loss calculation is discussed in note 4.2.6 Expected credit losses.

2.10 Financial liabilities
A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities and (subordinated) borrowings
Trust pass-through securities and (subordinated) borrowings are initially recognized at their fair value, including directly attributable transaction costs, and are subsequently carried at amortized cost. Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss as "interest charges" using the effective interest method.

Subordinated borrowings include the liability component of non-cumulative subordinated notes which are compound instruments due to the nature of these financial instruments. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative subordinated notes is related to the redemption amount.

Investment contracts without discretionary participation features (DPF)
Investment contracts issued by Aegon in the Americas that are considered financial liabilities include fixed and variable annuities without significant life contingent guarantees, as well as separate accounts without significant life contingent guarantees, institutional products, and retirement savings plans. Aegon values all these products at amortized cost.

In the United Kingdom, financial liabilities where the policyholder bears investment risk comprise unit-linked investment contracts, which are designated FVPL as they are contractually linked to a pool of financial assets measured at fair value. Risks related to these liabilities are managed and evaluated on a fair value basis under a documented policy of asset and liability management.

As these contracts are not quoted in active markets, their value is determined using valuation techniques such as discounted cash flow and stochastic modeling. For investment contracts without discretionary participation features that can be canceled by the policyholder, the fair value cannot be less than the surrender value.

Loan commitments
Loan commitments provided by Aegon are measured as the amount of the loss allowance (calculated as described in note 4.2.6 Expected credit losses). Aegon has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

For loan commitments, the loss allowance is recognized as a provision. However, for contracts that include both a loan and an undrawn commitment and Aegon cannot separately identify the expected credit losses on the undrawn commitment component from those on the loan component, the expected credit losses on the undrawn commitment are recognized together with the loss allowance for the loan. To the extent that the combined expected credit losses exceed the gross carrying amount of the loan, the expected credit losses are recognized as a provision.

2.11 Fee and commission income

Fees and commissions from investment management services and mutual funds are earned on an ongoing basis evenly throughout the year and are accounted for monthly (1/12 of the contractual agreement). Performance fees may be charged to policyholders if the investments outperform predefined benchmark levels. They are accounted for only when specified hurdles for generating performance fees are achieved i.e. when the full performance obligation is met.

Aegon acts also as an insurance broker selling insurance contracts of other insurance companies to policyholders and receiving direct sales commission as well as commissions over time when the same policyholders renew their contracts. These commissions are recognized only when received as policyholders' renewals are not certain enough to be recorded upfront.

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

2.12 Intangible assets

The Group does not recognize intangible assets for costs directly incurred in fulfilling insurance contracts, which include both direct costs and an allocation of fixed and variable overhead costs.

Future servicing rights

On the acquisition of a portfolio of investment contracts without discretionary participation features under which Aegon will render investment management services, the present value of future servicing rights is recognized as an intangible asset. Future servicing rights can also be recognized on the sale of a loan portfolio or the acquisition of insurance agency activities.

The present value of the future servicing rights is amortized over the servicing period and is subject to impairment testing. It is derecognized when the related contracts are settled or disposed of.

Where applicable, Aegon recognizes other intangibles on the acquisition of a business combination such as those related to customer relationships. This can include customer contracts, distribution agreements, and client portfolios. For these intangibles the present value of future cash flows is recognized and amortized in the period when future economic benefits arise from these intangibles. These intangible assets are also presented under future servicing rights.

2.13 Investment properties

Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as "Investments". Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in Other assets and receivables.

All property is initially recognized at cost, including the cost of replacing part of the real estate and borrowing cost if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with fair value changes recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the useful life of a building. Land is not depreciated. Revaluation of real estate for own use is recognized in other comprehensive income and accumulated in revaluation reserve in equity. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount.

On disposal of an asset, the difference between the net proceeds received and the carrying amount is recognized in the income statement. Any remaining surplus attributable to real estate in own use in the revaluation reserve is transferred to retained earnings.

2.14 Investments in joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

If joint ventures are obtained in successive share purchases, each significant transaction is accounted for separately.

Aegon applies a fair value approach to account for a step acquisition of a joint venture or associate, treating the fair value of previously held interest at the date that joint control or significant influence is obtained as the cost for the initial recognition of equity accounting.

The acquisition of preferred shares of equity accounted investees increases the carrying amount of the asset as, though they are non-voting, the investees give access to the returns associated with an ownership interest in the joint venture.

Gains and losses on transactions between the Group and the joint ventures are eliminated to the extent of the Group's interest in the entity, with the exception of losses that are evidence of impairment, which are recognized immediately. Own equity instruments of Aegon Ltd. that are held by the joint venture are not eliminated.

The Group's interests in some joint arrangements are underlying items of participating contracts. The Group has elected to measure these at FVPL because it manages them on a fair value basis.

2.15 Investments in associates

Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary, are accounted for using the equity method.

In assessing the extent to which Aegon can influence an entity, the same considerations apply as in analyzing the extent to which Aegon has control over a potential subsidiary. A voting power of less than 20% allows the presumption that significant influence does not exist (unless such influence can be clearly demonstrated), and likewise a voting power of at least 20% allows the presumption that the investor has significant influence over the investee.

Aegon recognizes impairment of equity-accounted associates when there is objective evidence of decreased recoverability of the carrying amount. For example, a significant or prolonged decline in fair value can be considered as an impairment trigger. Aegon defined a decline to be significant using a threshold of fair value being a minimum of 20% lower than the carrying amount, and defined a fair value being continuously below the carrying amount for a period of six months as prolonged.

Interests held by venture capital entities, mutual funds, and investment funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds, and investment funds that are managed on a fair value basis are also accounted for as investments held at fair value through profit or loss.

2.16 Deferred expenses

Deferred expenses comprise deferred transaction costs. Deferred transaction costs relate to investment contracts without discretionary participation features under which Aegon will render investment management services. Incremental costs that are directly attributable to securing these contracts are recognized as an asset if they can be identified separately and measured reliably, and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Amortization is recognized in the income statement. Deferred transaction costs are subject to impairment testing at least annually and are derecognized when the related contracts are settled or disposed of.

2.17 Cash and cash equivalents

Cash comprises cash at banks and in hand. Cash equivalents are short-term, highly liquid investments generally with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value, and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities, or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investments or investments on the account of policyholders.

2.18 Impairment of assets

Assets are tested individually for impairment when indications suggest the asset may be impaired. Goodwill and intangible assets with an undefined life are tested at least once a year, or more frequently if an event or change in circumstances indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset's value in use and its fair value, less the cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. See note 24 Intangible assets for more details.

2.19 Equity

Financial instruments issued by the Group are classified as equity if they represent a residual interest in the Group's assets after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities with no final maturity date, repayment is at Aegon's discretion. For junior perpetual capital securities, Aegon has the option to defer coupon payments at its discretion. Perpetual capital securities are classified as equity and measured at par, and those denominated in US dollars are translated into euros using historical exchange rates. Treasury shares are deducted from Group equity.

Non-cumulative subordinated notes were identified as a compound instrument. Aegon had an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal was not at the discretion of Aegon. Aegon had a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments were separated into liability components and equity components. The liability component was equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component was recognized in the income statement. At initial recognition the equity component was assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars was translated into euros using historical exchange rates. Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs directly attributable to the issuing or buying back of the compound instruments are recognized proportionate to the equity component and liability component, net of tax. The Group recognizes the income tax consequences of dividends in profit or loss, other comprehensive income, or equity according to where it originally recognized the past transactions or events that generated the distributable profits. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

When the Group reacquires its own equity instrument and includes the share as an underlying item of direct participation contracts, the Group may elect not to deduct the reacquired instrument from equity and instead account for the reacquired instrument as if it were a financial asset and measure it at FVPL. This election is irrevocable and is made on an instrument-by-instrument basis.

2.20 Assets and liabilities relating to employee benefits
a) Short-term employee benefits

A liability is recognized for the undiscounted amount of short-term employee benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Non-service-related benefits are recognized when the event that results in the obligation occurs.

b) Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

Defined benefit plans
Measurement

The defined benefit obligation is based on the terms and conditions of the plan applicable on the reporting date. In measuring the defined benefit obligation, the Group uses the projected unit credit method and actuarial assumptions that represent the management's best estimates. Benefits are discounted using an interest rate based on the market yield for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates, and price inflation. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected. Plan improvements (either vested or unvested) are recognized in the income statement at the date when the plan improvement occurs.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds restricted to pay the employee benefits under the plan and are not available to the Group's creditors. They are measured at fair value and are deducted from the defined benefit obligation in determining the amount recognized on the statement of financial position. For reimbursements by associated third parties of some or all of the expenditure required to settle a defined benefit obligation, a reimbursement asset is recognized on the basis of the present value of the related obligation, subject to any reduction required if the reimbursement is not recoverable in full.

Profit or loss recognition

The cost of the defined benefit plans is determined at the beginning of the year and comprises the current year service cost and net interest on the net defined benefit liability (asset), both of which are recognized in profit or loss. Remeasurements of the net defined benefit liability (asset, recognized in other comprehensive income), are revisited quarterly and are not reclassified to profit or loss in a subsequent period.

Deducted from current year service cost are discretionary employee contributions and employee contributions that are linked to service (those which are independent of the number of years of service). Net interest on the net defined benefit liability (asset) is determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset). Any movements during the period related to reimbursement assets, will be partly recognized in the income statement (interest cost on the reimbursement right) and partly through other comprehensive income for the difference between the actual return and the interest cost.

c) Share-based payments

The Group has issued share-based plans that entitle selected employees to receive Aegon Ltd. common shares, subject to pre-defined conditions, such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest may partly depend on Aegon's relative total shareholder return compared with a peer group or on return on regulatory capital.

The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon Ltd. common shares, adjusted to take into account the non-vesting and market conditions upon which the shares were granted. For example, if the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered. In addition, where the relative total shareholder return is included in the performance criteria, this factor represents a market condition and hence is taken into account when estimating the fair value of the shares granted. Subsequent changes in such market variables would not impact recognition of expenses during the service period. Some plans also include non-market vesting conditions, such as return on regulatory capital. These conditions are not considered in the estimation of grant date fair value, however, subsequent changes in the expected outcome of such variables result in an update in the number of instruments expected to vest, therefore a remeasurement of cumulative expenses.

Costs for long-term incentive plans are recognized in the income statement with a corresponding increase in shareholders' equity, as services are rendered. Cumulative expense recognized at the reporting date reflects Aegon's best estimate of the number of shares expected to vest ultimately.

The withholding of shares to fund the payment to the tax authorities in respect of the employee's withholding tax obligation associated with the share-based payment is accounted for as a deduction from equity for the shares withheld, except to the extent that the payment exceeds the fair value at the net settlement date of the equity instruments withheld.

2.21 Taxation

Aegon has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation, if applicable – is an income tax in the scope of IAS 12. Aegon has applied a temporary relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

The income tax charge for the year comprises current and deferred tax. Current tax is calculated using rates that have been enacted or substantively enacted by the reporting date, considering non-taxable or disallowed items and any adjustments to tax payable relating to previous years.

Current tax receivables and payables for current and prior periods reflect the best estimate of the tax amount expected to be paid or received and include provisions for uncertain income tax positions, if any.

Deferred tax assets and liabilities are recognized, using the liability method, for temporary differences between the carrying and tax values of an item on the balance sheet and for unused tax losses and credits carried forward. Deferred tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The recognition of deferred tax assets is based on Aegon's mid-term projections, including sensitivities and tax planning, and is reassessed periodically. Deferred tax liabilities relating to investments in subsidiaries, associates, and joint ventures are not recognized if the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the difference will not be reversed in the foreseeable future.

Tax assets and liabilities are presented separately in the consolidated balance sheet except where there is a legally enforceable right to offset the tax assets against tax liabilities within the same tax jurisdiction and the intention to settle such balances on a net basis.

Tax assets and liabilities are recognized in relation to the underlying transaction either in profit or loss, other comprehensive income or directly in equity.

2.22 Leases
As a lessee
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost and is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. The Group presents right-of-use assets that do not meet the definition of investment property in Other assets and receivables and lease liabilities in Other liabilities in the statement of financial position.

Short-term leases and leases of low-value assets. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases with a lease term of 12 months or less and for leases of low-value assets, including small office equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

Where the Group is the lessor under an operating lease, the leased assets are presented in the statement of financial position according to the nature of the asset. Income from these leases is recognized in the income statement on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which the use benefit derived from the leased asset is diminished.

2.23 Other operating expenses

Except for expenses made to acquire insurance contracts and investment contracts with discretionary participation features, all expenses are incurred as related activities are performed.

2.24 Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the reporting date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the reporting date.

Events that are indicative of conditions that arose after the reporting date are disclosed, but do not result in an adjustment of the financial statements themselves.

3 Critical accounting estimates and judgment in applying accounting policies

In preparing these consolidated financial statements, Aegon has made judgments, estimates and assumptions that affect the application of the Group's accounting policies and the reported amount of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain invested assets and derivatives (please see note 38 Fair value), the measurement of (re)insurance contracts and investment contracts with discretionary participation features (please see note 29 (Re)Insurance contracts and Investment contracts with discretionary participation features (29 Insurance contracts)), and the measurement of the expected credit loss allowance (please see note 4 Financial risks).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Macro-economic context

When making judgments, estimates, and assumptions, Aegon has taken into consideration the current macro-economic context, such as the conflicts between Ukraine and Russia and between Israel and Hamas, which continued in 2025; and the increased trade frictions that can lead to persistent volatility in energy and commodity prices, supply chain disruptions and shifting global trade patterns. In addition to causing a humanitarian crisis, these events impacted global financial markets and triggered significant economic turbulence. Aegon closely monitors financial and wider economic developments to understand our exposure to potential shocks in the markets where we invest, and Aegon works proactively to mitigate related risks. The conflict in Iran, which escalated in February 2026, is expected to exert upward pressure on global inflation, primarily through elevated energy prices and broader supply-chain disruptions, which may increase transportation, production, and consumer costs worldwide.

Management's assessment of going concern

The consolidated financial statements have been prepared on a going concern basis, on the assumption that the Company will continue in operation for the foreseeable future. From December 31, 2025, management assessed the following main areas: financial performance; capital adequacy; financial position and flexibility; liquidity; ability to access capital markets; leverage ratios and the level of Cash Capital at Holding, and concluded that the going concern assumption for Aegon is appropriate. For further details, see note 37 Capital management and solvency.

Actuarial and economic assumptions

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of insurance related assets and liabilities within the year ending December 31, 2025, is included in note 29 Insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features.

Measurement of the expected credit loss allowance

The measurement of the expected credit loss (ECL) allowance for financial assets measured at amortized cost and FVOCI is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the likelihood of customers defaulting and the resulting losses). Explanation of the inputs, assumptions, judgements and estimation techniques used in measuring ECL and information incorporating forward-looking information into the measurement of the ECL is further detailed in note 4.2 Credit risk.

Classification of financial assets

The classification of financial assets is based on Aegon's business model for managing them and their contractual cash flow characteristics. Aegon determines the classification of the financial assets by assessing the business model and whether the contractual terms of the assets are solely payments of principal and interest (SPPI) on the principal amount outstanding. The classification of financial assets determines how they are accounted for and measured on an ongoing basis.

Determination of fair value and fair value hierarchy

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:
- In the principal market for the asset or liability; or
- In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon uses the following hierarchy for measuring and disclosing the fair value of assets and liabilities:
• Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at
  the measurement date;
• Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly
  (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation
  techniques for which all significant inputs are based on observable market data; and
• Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using
  valuation techniques for which any significant input is not based on observable market data.

The degree of judgment in measuring fair value inversely correlates with the level of observable valuation inputs. Aegon
prioritizes observable inputs and minimizes unobservable ones. Financial instruments with quoted prices in active markets
require less judgment, while those without quoted prices need more judgment and use models or pricing techniques.

Assets and liabilities are categorized within the fair value hierarchy based on the lowest significant input. An active market
provides ongoing pricing information, while inactive markets require assurance that transaction prices reflect fair value
or that they require adjustments to reflect fair value.

Most valuation techniques use observable market data, ensuring high reliability. However, some assets and liabilities rely
on unobservable inputs, making their fair value more judgmental. Instruments classified as level III are significantly influenced
by unobservable inputs, meaning little current market data is available. Aegon's valuation techniques align with market
participants' approaches, but different methodologies could yield different fair value estimates.

Aegon assigns fair value levels to instruments based on type and price source, periodically reviewing this logic to adapt
to the current market environment.

For further details on fair value hierarchy and fair value measurement, refer to note 38 Fair value.

4 Financial risks
4.1 General
Insurance risks are described in note 29.4 Underwriting risk for risk exposures arising from contracts within the scope
of IFRS 17. Financial risks typically include, but are not limited to, credit risk, market risk and liquidity risk.

As an insurance group, Aegon is exposed to various risks, primarily from financial market fluctuations (for example, foreign
currency, interest rate, credit, and equity risks) that impact investment values and product liabilities. Additional risks include
insurance-related factors such as changes in mortality, morbidity, bond credit spreads, and liquidity premiums, detailed in
note 29 Insurance contracts. Risk is managed locally where business occurs, guided by Group-level principles and policies.
Aegon's integrated approach to risk management involves similar measurement of risk and scope of risk coverage to enable
aggregation of the Group's risk position.

To manage financial market risks, products are priced using a market-consistent framework, and asset liability management
(ALM) programs seek to ensure prudent long-term investment to policyholder. ALM techniques across the Group vary in
complexity, from cash-flow matching (for traditional fixed annuities) to duration matching (for the Universal Life range of
products) to derivative-based semi-static and dynamic hedges (to match variable annuities and indexed universal life).

To manage risk exposure, Aegon has both group-wide and specific local risk policies to handle the unique situation of local
businesses. For ALM specifically, the Enterprise Risk Management (ERM) framework includes several risk policies that govern
ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP). The ICRP governs the management of investment
risks associated with credit, equity, property, alternative asset classes, interest rate and currency risk in addition to option
markets, implied volatility risk, interest rate options and swaptions. As well as product-level ALM programs, subsidiary
businesses are required by the ICRP to maintain overarching entity-level ALM strategies that guide and set limits for the
aggregated product-level programs. Significant or complex ALM strategies are approved at group level, and all programs
are subject to Group Risk oversight.

Together with the ICRP, other ERM policies govern concentration risk, liquidity risk, the use of derivatives and securities
lending and repos. Aegon's extensive use of derivatives can lead to significant collateral calls depending on market
conditions. Liquidity is managed at the legal entity, with central coordination by Aegon Ltd. Aegon US may use external market
solutions to match projected liquidity requirements with funding.

Next to guidance, the Group level policies also provide limits to Aegon's exposure to major risks such as equity, interest rates, credit, and currency. The limits in these policies in aggregate remain within Aegon's overall tolerance for risk and the Group's financial resources. Operating within this policy framework, Aegon employs risk management programs including ALM processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit but are also part of the Aegon's overall risk strategy.

Aegon's Derivative Use Policy establishes the requirements for the control, authorization, execution and monitoring requirements of derivatives. It also stipulates the necessary mitigation of credit risk through derivatives management tools. For derivatives, counterparty credit risk is typically mitigated through collateral posting under credit support annexes or central clearing houses.

As part of its risk management programs, Aegon takes inventory of its current risk position across risk categories and measures the sensitivity of net result and shareholders' equity under both deterministic and stochastic scenarios. Models, scenarios, and assumptions are regularly reviewed and updated as needed.

Aegon's sensitivity analyses are presented throughout this section to show the estimated impact of various scenarios on CSM, net result, and shareholders' equity. It also shows how the tested shock could affect management's key accounting estimates and judgments under Aegon's policies. Management action is taken into account to the extent that it is part of Aegon's regular policies and procedures, such as established hedging programs. However, incidental management actions that would require changes to policies and procedures are not considered.

Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to increased expected credit losses on debt investments. Although management's short-term assumptions may change if a risk factor is reasonably likely to change, long-term assumptions will generally not be revised unless there is evidence that the change is permanent.

The sensitivities do not reflect what the net result would have been if risk variables had differed, as they are based on exposures on the reporting date, not actual events during the year. Nor are they intended to predict Aegon's future shareholders' equity or earnings, as the analysis excludes future new business and does not consider all potential management responses to financial environment changes, such as investment portfolio reallocations or changes to premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated or interpolated to wider variations, as effects do not tend to be linear.

Concentration risk for financial risks is measured and managed at the following levels:
- Concentration by risk type: Risk exposures are measured by risk type as part of Aegon's internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target the desired risk balance and promote diversification across risk types.
- Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
- Concentration per sector, geography, and asset class: Aegon's investment strategy is translated into investment mandates for its internal and external asset managers. Through these investment mandates, limits on sector, geography, and asset class are set. Compliance monitoring of the investment mandates is carried out by the insurance operating companies.

As part of business planning, the resilience of Aegon's business strategy is tested in several extreme event scenarios. In the Adverse Financial scenario, financial markets are stressed without assuming diversification across different market factors. Within the projection certain management actions may be implemented when management deems this necessary.

Aegon's significant financial risks and related financial information are explained in note 4.2 Credit risk note 4.3 Market risk and in note 4.4 Liquidity risk.

4.2 Credit risk
Credit risk is the risk of financial loss to Aegon if a counterparty to a reinsurance contract or financial instrument fails to meet its contractual obligations, the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans and mortgages.

Aegon has policies and procedures to manage credit, concentration, and counterparty risks across all material businesses with credit exposure, including bonds, loans, cash and equivalents, collateralized assets, reinsurance assets, and fair value assets. The Group uses risk gradings aligned with major credit rating agencies and applies internal gradings for specific portfolios, such as residential mortgages, to assess the probability of default.

Credit grades are calibrated so that default risk increases exponentially with each higher risk grade. For example, the difference in Probability of Default (PD) between the AAA and A rating grades is lower than between the BBB and B rating grades.

4.2.1 Aegon's maximum exposure to credit risk

As premiums and deposits are received, Aegon invests these funds to meet future policyholder obligations. For assets backing insurance liabilities under the general model and the premium allocation approach, as well as other "free" assets, Aegon typically bears the investment risk, including principal and interest.

Aegon is exposed to credit risk on its fixed-income portfolio (debt securities, mortgages, private placements), over-the-counter derivatives, and reinsurance contracts. Some issuers have defaulted due to bankruptcy, liquidity issues, economic or real estate downturns, operational failure, or fraud. During financial downturns, Aegon can incur defaults or other value declines, which could materially impact Aegon's business and financial results and condition adversely.

The estimates of best estimate liability for (re)insurance contract assets represent Aegon's maximum exposure to credit risk from these assets. Please see the cash flow information in note 29 Insurance contracts.

The following table contains an analysis of Aegon's maximum credit risk exposure from financial assets. Please see note 39 Commitments and contingencies and 40 Transfers of financial assets for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Total collateral	Surplus collateral (or over- collaterali- zation)	Net exposure
Debt securities	56,202	-	-	53	-	-	53	-	56,149
Money market and other short-term investments	5,964	-	289	-	-	-	289	22	5,696
Loans	9,787	112	-	23	21,460	-	21,594	11,808	1
Unconsolidated investment funds	190,671	-	-	-	-	-	-	-	190,671
Deposits with financial institutes	1,727	-	-	-	-	-	-	-	1,727
Other investments	4,749	-	-	-	-	-	-	-	4,749
Derivative assets	485	124	513	-	-	213	850	406	42
Reinsurance assets	17,153	-	15,363	731	-	-	16,093	-	1,060
On December 31, 2025	**286,739**	**236**	**16,165**	**807**	**21,460**	**213**	**38,880**	**12,236**	**260,095**
Debt securities	60,890	-	-	61	-	-	61	-	60,829
Money market and other short-term investments	6,071	-	324	-	-	-	324	20	5,767
Loans	10,798	51	-	20	23,694	-	23,766	12,982	14
Unconsolidated investment funds	192,775	-	-	-	-	-	-	-	192,775
Deposits with financial institutes	2,063	-	-	-	-	-	-	-	2,063
Other investments	5,207	-	-	-	-	-	-	-	5,207
Derivative assets	771	220	713	-	-	171	1,104	461	128
Reinsurance assets	16,021	-	14,141	732	-	-	14,872	-	1,149
On December 31, 2024	**294,597**	**271**	**15,177**	**813**	**23,694**	**171**	**40,127**	**13,462**	**267,932**

Debt securities
Several bonds in Aegon's Americas' portfolio are guaranteed by monoline insurance companies. This is shown in the table above in the column Letters of credit / guarantees.

Money market and short-term investments

The collateral reported for money market and short-term investments relates to tri-party repurchase agreements (repos). Within tri-party repos, Aegon invests under short-term reverse repurchase agreements and the counterparty posts collateral to a third-party custodian. The collateral posted is typically high-quality, short-term securities and is only accessible for or available to Aegon in the event the counterparty defaults.

Loans

Real estate collateral for mortgages includes both residential and commercial properties. For commercial mortgage loans in Aegon Americas, collateral is measured at fair value. At least annually, the fair value of each individual property pledged as collateral is estimated. At loan origination, an external appraisal is used to estimate the property's value. In subsequent years, internal valuations are conducted using professionally accepted methods by accredited personnel. International valuation standards are used, which consider key assumptions such as replacement cost, income-generating potential, and recent sales of comparable properties. Valuations are primarily supported by market evidence.

Cash collateral for mortgage loans includes the savings that have been received to redeem the underlying mortgage loans at redemption date. These savings are part of the credit side of the statement of financial position but reduce the credit risk for the mortgage loan as a whole.

Financial assets designated at fair value through profit or loss

A significant portion of instruments have been designated as FVPL. On December 31, 2025, the maximum exposure to credit risk of these financial assets was their carrying amount of EUR 2,048 million (December 2024: EUR 2,337 million). The credit risk of these financial assets has not been hedged by the use of derivatives. The following table presents changes in fair value attributable to changes in credit risk, recognized for these investments:

	2025			2024		
	Loans	Debt securities	Total	Loans	Debt securities	Total
Change in fair value during the year	1	7	8	3	16	19
Cumulative change in fair value	-	45	45	-	59	59

The change in fair value attributable to changes in credit risk is determined as the total amount of the change in fair value that is not attributable to changes in the observable benchmark interest rate or in other market rates. This method reasonably approximates credit risk impact, as fixed income valuations are primarily influenced by interest rates and credit spreads. Thus, isolating non-credit factors allows for an estimate of credit-related fair value changes.

Derivatives

The master netting agreements column in the table pertains to derivative liability positions that are used in Aegon's credit risk management. The offset in the master netting agreements column includes balances for which there is a legally enforceable right of offset, but no intention to settle them on a net basis under normal circumstances. As a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis, they do not qualify for net presentation for accounting purposes.

Reinsurance assets

The collateral for the reinsurance assets includes assets held in trust by the reinsurer for Aegon's benefit. Trust assets can be accessed to pay policyholder benefits if reinsurers fail to perform under their contracts. Further information on the related reinsurance transactions is included in note 29 Insurance contracts.

Collateral and other credit enhancements

Aegon employs a range of policies and practices to mitigate credit risk and the most common of these is accepting collateral for funds advanced. The Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation.

Collateral and other credit enhancements obtained

On December 31, 2025, the Group held no collateral that was obtained during the year (EUR 0 in 2024) by taking possession of collateral held as security against receivables. The Group's policy is to pursue the timely realization of the collateral in an orderly manner. Aegon does not generally use non-cash collateral for its own operations.

4.2.2 Credit risk management

Aegon manages credit risk by counterparty, sector, and asset class, including cash. Credit risk in derivative contracts is typically mitigated through credit support agreements and ISDA master netting agreements across most of Aegon's legal entities, enabling offsetting of exposures. Main counterparties are investment banks, generally rated "A" or higher. These agreements define collateral thresholds, with most collateralized transactions involving interest rate, equity, currency, and credit swaps. Collateral, mainly in USD and EUR cash, must meet high-quality standards. No derivative counterparty defaults occurred in the past three years. Credit risk under master netting agreements is offset only when liabilities are settled after asset realization. Eligible derivative transactions are traded via Central Clearing Houses as required by EMIR and the Dodd-Frank Act. Credit risk in these transactions is mitigated through the posting of initial and variation margins.

Aegon may also mitigate credit risk in reinsurance contracts by including downgrade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded, or requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, Aegon employs deterministic and stochastic credit risk modeling in order to assess the Group's credit risk profile, associated earnings, and capital implications due to various credit loss scenarios.

Aegon operates a Credit Name Limit Policy (CNLP) under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both the group level and the individual country units. If an exposure exceeds the stated limit, it must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits may be made only with explicit approval from Aegon's Group Risk and Capital Committee (GRCC). The policy is reviewed regularly.

To hedge inflation risk in products offered to policyholders, Aegon invests in instruments linked to inflation, significantly reducing net exposure.

4.2.3 Credit rating

Since Aegon changed its policies in 2025, Group limits are denominated in US Dollar instead of Euro. Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating	2025 USD million	2024 EUR million
AAA	750	900
AA	750	900
A	575	675
BBB	375	450
BB	225	250
B	110	125
CCC or lower	45	50

The ratings distribution of Aegon's general account portfolios — excluding reinsurance assets — is shown in the following table, categorized by rating and split by assets measured at fair value and amortized cost. Aegon applies a composite rating based on external ratings from S&P, Moody's, Fitch, and the National Association of Insurance Commissioners (NAIC for U.S. assets), along with internal ratings. The lower of the external and internal ratings is used.

Financial assets	Americas		United Kingdom		International		Asset Management		2025 Total [1]		
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Carrying value
AAA	847	5,625	-	30	-	40	-	127	847	5,822	6,669
AA	4,023	7,916	-	416	-	130	-	-	4,023	8,462	12,485
A	4,319	18,580	-	217	1	694	24	-	4,355	19,491	23,846
BBB	423	18,406	-	4	-	346	3	-	426	18,756	19,182
BB	-	984	-	1	-	22	1	-	1	1,007	1,007
B	93	262	-	7	-	8	-	-	93	277	370
CCC or lower	-	569	-	-	-	1	8	-	8	570	577
Assets not rated	-	4,349	-	744	-	24	-	68	-	5,189	5,189
Total	9,704	56,690	-	1,420	1	1,266	36	194	9,752	59,574	69,326
ECL on financial assets	(33)	(340)	-	-	-	(7)	-	-	(33)	(347)	(380)
On December 31, 2025	9,671	56,690	-	1,420	1	1,266	36	194	9,719	59,574	69,293
									2024 Total [1]		
AAA	1,013	5,265	-	25	-	37	-	73	1,013	5,400	6,412
AA	4,421	9,114	-	525	-	167	-	-	4,421	9,805	14,226
A	4,546	19,771	-	220	1	684	24	-	4,571	20,674	25,245
BBB	654	20,895	-	59	-	451	3	-	668	21,405	22,073
BB	4	1,162	-	1	-	42	1	-	4	1,205	1,209
B	78	487	-	-	-	5	-	-	78	492	570
CCC or lower	-	720	-	-	-	6	8	-	8	726	733
Assets not rated	-	4,844	-	740	-	4	-	54	-	5,668	5,668
Total	10,715	62,258	-	1,569	1	1,395	36	126	10,763	65,375	76,138
ECL on financial assets	(118)	(327)	-	-	-	(14)	-	-	(118)	(341)	(459)
On December 31, 2024	10,597	62,258	-	1,569	1	1,395	36	126	10,645	65,375	76,020

1   Includes investments of Holding and other activities.

The following table shows the credit quality of the reinsurance contracts:

Carrying value	2025	2024
AAA	-	-
AA	1,008	1,087
A	14,832	14,041
Below A	208	3
Not rated	910	587
On December 31	16,958	15,719

4.2.4 Credit risk concentration

The following tables present specific credit risk concentration information for general account financial assets.

Debt securities and money market investments	Americas	United Kingdom	International	Asset Management	2025 Total [1]	Of which past due and/or impaired
Residential mortgage-backed securities (RMBSs)	827	-	-	-	827	(16)
Commercial mortgage-backed securities (CMBSs)	2,419	26	34	-	2,479	(40)
Asset-backed securities (ABSs)	616	-	1	-	617	(1)
ABSs – Other	5,820	43	26	102	5,991	(29)
Financial - Banking	3,261	165	190	-	3,616	(15)
Financial - Other	9,831	54	158	100	10,144	(53)
Capital goods and other industry	3,273	18	76	-	3,366	(41)
Communications & Technology	3,879	11	77	-	3,967	(44)
Consumer cyclical	3,354	9	100	-	3,463	(35)
Consumer non-cyclical	5,062	38	116	-	5,216	(33)
Energy	2,325	10	41	-	2,376	(12)
Transportation	1,658	4	20	-	1,682	(6)
Utility	3,902	2	37	-	3,941	(10)
Government bonds	5,762	302	293	17	6,374	(13)
On December 31, 2025	**51,990**	**682**	**1,169**	**220**	**54,060**	**(347)**
					2024 Total [1]	
Residential mortgage-backed securities (RMBSs)	684	-	-	-	684	(19)
Commercial mortgage-backed securities (CMBSs)	2,469	65	47	-	2,582	(22)
Asset-backed securities (ABSs)	582	-	3	-	585	-
ABSs – Other	4,761	54	49	88	4,952	(16)
Financial - Banking	3,751	172	178	-	4,101	(19)
Financial - Other	10,464	24	224	46	10,758	(57)
Capital goods and other industry	3,639	24	79	-	3,742	(31)
Communications & Technology	4,642	4	112	-	4,758	(58)
Consumer cyclical	3,641	25	91	-	3,757	(39)
Consumer non-cyclical	5,987	49	116	-	6,151	(31)
Energy	2,766	27	51	-	2,844	(13)
Transportation	1,786	-	29	-	1,816	(6)
Utility	4,763	16	54	-	4,833	(12)
Government bonds	6,926	370	286	18	7,601	(18)
On December 31, 2024	**56,861**	**830**	**1,320**	**152**	**59,162**	**(341)**

1   Includes investments of Holding and other activities.

Government bonds per country of risk	Americas	United Kingdom	International	Asset Management	2025 Total [1]	Americas	United Kingdom	International	Asset Management	2024 Total [1]
United States	5,017	2	64	-	5,084	6,095	-	69	-	6,164
Netherlands	-	-	2	-	2	-	-	2	-	2
United Kingdom	-	257	-	17	275	-	316	-	18	334
Austria	-	-	9	-	9	-	-	10	-	10
Belgium	-	-	3	-	3	-	-	4	-	4
France	-	18	8	-	25	-	28	8	-	36
Hungary	19	-	2	-	21	21	-	4	-	25
Indonesia	63	-	-	-	63	69	-	-	-	69
Luxembourg	-	5	1	-	6	-	5	1	-	7
Spain	-	-	188	-	188	-	-	161	-	161
Rest of Europe	76	-	8	-	84	82	-	12	-	93
Rest of world	586	19	7	-	612	660	20	16	-	695
On December 31	**5,762**	**302**	**293**	**17**	**6,374**	**6,926**	**370**	**286**	**18**	**7,601**

1   Includes investments of Holding and other activities.

Credit rating [*]	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	2025 Total [1]	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	2024 Total [1]
AAA	160	536	3,407	1,708	5,811	169	434	2,888	1,892	5,383
AA	4,754	2,413	1,200	-	8,367	5,857	2,686	1,202	-	9,745
A	777	14,804	3,573	-	19,154	823	16,127	3,169	-	20,119
BBB	402	17,264	1,059	-	18,725	417	20,099	847	-	21,363
BB	247	672	83	-	1,002	265	834	99	-	1,198
B	19	171	154	-	345	53	398	94	-	545
CCC or lower	15	103	439	-	557	18	205	503	-	726
Assets not rated	-	-	-	94	94	-	-	-	83	83
On December 31	**6,374**	**35,963**	**9,914**	**1,802**	**54,054**	**7,601**	**40,783**	**8,802**	**1,976**	**59,162**

1   Includes investments of Holding and other activities.
*   CNLP Ratings are used and are the lower of the Barclay's Rating, and the Internal Rating with the Barclay's rating being a blended rating of S&P, Fitch, and Moody's.

Mortgage loans	Americas	International	2025 Total	Of which past due and / or impaired	Americas	International	2024 Total	Of which past due and/or impaired
Agricultural	40	-	40	(1)	47	-	47	-
Apartment	4,954	-	4,954	(5)	5,618	-	5,618	(8)
Industrial	455	-	455	-	474	-	474	-
Office	1,105	-	1,105	(27)	1,270	-	1,270	(109)
Retail	1,257	-	1,257	-	1,384	-	1,384	(1)
Other commercial	1,942	1	1,943	-	1,885	1	1,886	-
On December 31	**9,753**	**1**	**9,754**	**(33)**	**10,679**	**1**	**10,680**	**(118)**

4.2.5 Unconsolidated structured entities

Aegon's investments in unconsolidated structured entities — such as RMBSs, CMBSs, ABSs, and investment funds — are reported under "Investments" on the statement of financial position. These interests are basic interests. Aegon holds no related loans, derivatives, guarantees, or other interests relating to these investments.

For RMBSs, CMBSs, and ABSs, Aegon's maximum exposure to loss equals the carrying amount, as shown in the credit risk concentration table for debt securities and money market investments. To manage credit risk, Aegon primarily invests in senior notes of these instruments. The portfolios are broadly diversified by issuer, resulting in only non-controlling interests in individual unconsolidated structured entities. Additionally, Aegon does not originate these investments.

As the collateral manager of collateralized loan obligations (CLOs) issued in Europe, to the extent that it acts as an originator-manager, Aegon is subject to risk retention requirements to hold investments in the CLOs it manages. Such risk retention is often in the form of participation in the subordinated tranches of the structure, which concentrate credit risk on the underlying assets of the CLO. Aegon's maximum exposure to credit risk is the carrying amount of these investments, which was EUR 190,671 million on December 31, 2025 (2024: EUR 192,775 million).

Except for commitments, such as future purchases in investment funds, as disclosed in note 39 Commitments and contingencies, Aegon did not provide, nor is it required to provide financial or other support to unconsolidated structured entities. Aegon also has no intention to offer such support to entities in which it currently holds or previously held an interest.

For RMBSs, CMBSs, and ABSs in which Aegon has an interest at the reporting date, the following table presents the total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon's interests in RMBSs, CMBSs, and ABSs.

	Interest income	Gains/(losses) on sale	2025 Total Income	Investments	Interest income	Gains/(losses) on sale	2024 Total Income	Investments
RMBSs	57	7	64	827	58	(13)	45	684
CMBSs	115	87	202	2,479	97	98	194	2,582
ABSs	33	-	33	617	38	12	50	585
ABSs - Other	296	114	410	5,991	206	58	264	4,952
Total	**501**	**208**	**708**	**9,914**	**399**	**155**	**554**	**8,802**

4.2.6 Expected credit losses
Measurement
Credit risk losses are inherent to fixed-income securities. The level of this risk and the compensation for bearing it are related. A key management measure to avoid excessive credit risk is to diversify and limit exposure to individual issuers.

Aegon measures credit risk in line with the IFRS 9 approach for Expected Credit Loss (ECL). ECL is calculated as the product of the projected probability of default (PD), the loss given default (LGD), and the exposure at default (EAD), discounted at an appropriate rate. ECL is then determined as the probability-weighted, discounted credit loss across multiple scenarios (for example, base, positive, adverse).

a) Recognition of expected credit losses
Aegon uses the "three-stage" model for impairment as outlined in IFRS 9, based on relative changes in credit quality since initial recognition. The table below shows the characteristics of the three stages.

	Stage 1 Impaired	Stage 2 Under-performing	Stage 3 Non-performing	Purchased or Originated Credit Impaired (POCI)
ECL	12-month ECL	Lifetime ECL	Lifetime ECL	Lifetime ECL
Provision Trigger	n.a.	Quantitative and Qualitative Triggers	Qualitative Triggers	Qualitative Triggers
Days Past Due ("DPD") Backstop	Up to date and early arrears (< 30 DPD)	> 30 DPD (rebuttable presumption)	> 90 DPD (rebuttable presumption)	n.a.
Interest Income	Interest calculated on gross carrying amount	Interest calculated on gross carrying amount	Interest calculated on net carrying amount	Interest calculated on net carrying amount using a credit-adjusted effective interest rate

Following the staging of financial instruments, Aegon incorporates multiple, forward looking macro- scenarios to drive the ECL provision. Forward-looking inputs used to measure ECLs must align with those used to assess significant increases in credit risk.

The Group uses different models to calculate ECL across asset classes. The following sections outline the Group's key judgments and assumptions for each model.

For bonds and private placements, the Group uses a global correlation model that links credit quality movements across asset classes to macroeconomic trends. This model determines conditional PD and LGD under specific macroeconomic scenarios. Unconditional PD and LGD curves are developed using distinct methods for sovereign debt, corporate bonds, and private placements.

For commercial mortgage loans and mortgage-backed securities, parameters are estimated using commercial mortgage metrics. These build on corporate bond PD and LGD estimates, adjusted for factors like debt service coverage and loan-to-value ratios.

Asset-backed securities are modeled separately, with instruments pooled by collateral type, and credit-loss parameters estimated collectively. For collateralized debt (loan) obligations (CDOs and CLOs), different models are applied depending on the region of the exposure.

The following tables contain an analysis of Aegon's credit risk exposure for debt instruments and loans for which an ECL allowance is recognized. All asset categories not presented here are determined to have non-material credit risk or to be of a short-term nature (cash and cash equivalents, other receivables). The gross carrying amount of financial assets below also represents Aegon's maximum exposure to credit risk on these assets.

Financial assets measured at FVOCI - with recycling	Stage 1	Stage 2	Stage 3	Purchased credit impaired	**2025 Total**	Stage 1	Stage 2	Stage 3	Purchased credit impaired	2024 Total
AAA	3,843	-	-	-	3,843	3,295	-	-	-	3,295
AA	7,787	-	1	-	7,788	9,100	-	1	-	9,101
A	18,394	-	9	-	18,403	19,443	-	-	-	19,443
BBB	18,050	84	-	1	18,135	20,724	7	-	1	20,732
BB	810	124	-	-	934	949	157	-	-	1,106
B	150	95	-	-	245	361	95	-	-	456
CCC and lower	48	55	221	74	398	85	79	289	91	544
Net carrying amount	**49,082**	**358**	**232**	**75**	**49,747**	**53,957**	**337**	**291**	**92**	**54,677**
Expected credit loss	(189)	(27)	(130)	(1)	(347)	(187)	(42)	(108)	(4)	(341)

Loans at amortized cost	Stage 1	Stage 2	Stage 3	Purchased credit impaired	**2025 Total**	Stage 1	Stage 2	Stage 3	Purchased credit impaired	2024 Total
Internal grade 1	847	-	-	-	847	977	35	-	-	1,013
Internal grade 2	4,023	-	-	-	4,023	4,410	11	-	-	4,421
Internal grade 3	4,304	15	-	-	4,319	4,539	-	7	-	4,546
Internal grade 4	413	7	3	-	423	644	10	-	-	654
Internal grade 5	-	93	-	-	93	4	78	-	-	81
Internal grade 6	-	-	-	-	-	-	-	-	-	-
Internal grade 7 or lower	-	-	-	-	-	-	-	-	-	-
Gross carrying amount	**9,587**	**115**	**3**	**-**	**9,705**	**10,573**	**135**	**7**	**-**	**10,716**
Expected credit loss	(11)	(21)	(1)	-	(33)	(38)	(75)	(5)	-	(118)
Net carrying amount	**9,575**	**94**	**2**	**-**	**9,672**	**10,535**	**60**	**2**	**-**	**10,598**

b) Significant increase in credit risk (SICR)

Aegon considers a financial instrument to have experienced an SICR when one or more of the following quantitative, qualitative, or backstop criteria have been met:

Asset class	Quantitative criteria	Qualitative criteria	Backstop criteria
Commercial mortgages	Relative change in Forward-in-Time Probability of Default	None	60 days past due backstop
Private loans	Relative changes in rating	Watchlist approach	No other backstop applied
Debt securities	Relative changes in rating	Watchlist approach	No other backstop applied
Structured finance	Relative changes in rating	Watchlist approach	30 days past due backstop
Deposits with financial institutions	Relative changes in rating	Watchlist approach	No other backstop applied
Loan commitments	Defined as for the respective loans to which the commitment relates		
Financial guarantees	Defined as for the respective exposures to which the financial guarantee relates		

Quantitative criteria

The quantitative factor(s) should indicate whether the credit risk of an instrument has increased significantly since initial recognition. When making this assessment, Aegon shall use the change in the risk of a default occurring over the expected life of the financial instrument. Aegon uses a mix of relative and absolute thresholds. The relative threshold measures the increase in credit risk relative to origination. The absolute threshold defines a stage for each rating and is primarily used when the rating at origination is unavailable or when an instrument is already in default. The relative PD thresholds can be converted into rating-based thresholds using Moody's standard rating to PD mappings. The difference between the PD at origination and the PD corresponding to the threshold determines the number of notches that the rating must drop by. For example, for a one-year-old instrument with a one-year remaining maturity this gives the following result:



Aegon groups PD values into ranges, shown in the table below. Each range includes minimum and maximum PDs for financial and corporate assets with maturities from 1 to 10 years. As Aegon US best represents the Group, PD data for the Americas is presented.

PD range	**2025**		2024	
	Minimum	Maximum	Minimum	Maximum
AAA	0.0001	0.0018	0.0001	0.0021
AA	0.0002	0.0031	0.0002	0.0034
A	0.0006	0.0050	0.0006	0.0052
BBB	0.0016	0.0079	0.0017	0.0079
BB	0.0048	0.0133	0.0048	0.0131
B	0.0117	0.0320	0.0120	0.0307
CCC or lower	0.0209	1.0000	0.0196	1.0000

Qualitative criteria

For debt securities, private loans, structured finance securities and deposits with financial institutions the watchlist approach is applied as an additional qualitative criterion. Instruments on the watchlist are closely monitored. Assets are added to the watchlist if their fair value either drops to 80% and below the (amortized) cost price and stays there for six months; or the fair value falls by 20% over 3 months; or the fair value falls to 60% and below the (amortized) cost price. For debt securities and private loans, this assessment is performed at the counterparty level and on a periodic basis. The Group periodically reviews the criteria used to identify SICR for appropriateness. For loan commitments and financial guarantees, Aegon defines default consistently with the related loan or financial instrument, considering the same risk factors.

Backstop

A backstop is applied to exposures deemed to have experienced an SICR when the borrower is more than 30 days past due on contractual payments in structured finance and 60 days in commercial mortgage loans. No backstop is applied to the other asset classes.

Low credit risk exemption for debt instruments

Aegon has used the low credit risk exemption for debt instruments. Debt instruments that have a credit rating of "investment grade" (rating "BBB" or higher) are considered to have low credit risk. External and internal credit ratings are used, respectively, to assess whether an SICR has occurred for these assets.

c) Definition of default or credit-impaired assets

Aegon assesses a financial instrument to be in default or credit-impaired using the following criteria:

Asset class	Quantitative criteria	Qualitative criteria
Commercial mortgages	90 days past due backstop	Foreclosure
		Sale at material credit-related economic loss
Debt securities and private loans	5 days past due backstop	Rating falling to "D" (external or internal)
		Breach of significant covenants without reasonably supportable waiver obtained
		Distressed restructuring taking place
		Bankruptcy or an equivalent of an injunction for the obligor was filed
		Obligor was classified as default internally
Deposits with financial institution	5 days past due backstop	Rating falling to "D" (external or internal)
		Breach of significant covenants without reasonably supportable waiver obtained
		Distressed restructuring taking place
		Bankruptcy or an equivalent of an injunction for the obligor was filed
		Obligor was classified as default internally
Structured securities	90 days past due backstop	Rating falling to "D" (external or internal)
		Loss coverage ratio (Ratio of credit-related losses to the par value of a debt security) is below 1
Receivables	90 days past due backstop	
Loan commitments	Defined as for the respective loans to which the commitment relates	
Financial guarantee contracts	Defined as for the respective exposures to which the financial guarantee relates	

In addition to the criteria in the table above, Aegon identifies other indicators of unlikelihood of payment, such as a lack of future ability to generate cash flows, concerns about sources of recurring income, increased overall leverage of the borrower, material fraud, or the death of a client.

All the criteria above have been applied to Aegon's financial instruments and align with the definition of default used for internal credit risk management purposes. This definition is consistently used in modeling PD and EAD throughout Aegon's expected loss calculations.

An instrument is considered "cured" when it no longer meets any default criteria for six consecutive months and the obligor is assessed as likely to pay. This six-month period assesses the likelihood that a financial instrument will return to default status after cure, using different cure definitions.

d) Measuring ECL – inputs, assumptions and estimation techniques

Aegon uses a set of variables describing the state of the macroeconomy as input to the calculation of the probability of default and prepayment.

Subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Group measures ECL considering the risk of default over the maximum contractual period (including any borrower's extension options) over which Aegon is exposed to credit risk, even if the Group considers a longer period.
The lifetime PD for a financial instrument is calculated by summing the probabilities of all future developments that end up in the ECL. All possible future developments are enumerated, and a probability is estimated for each using statistical modeling techniques. The possibility of full prepayment is included among all possible future developments.

There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

e) Forward-looking information incorporated in the ECL models

The assessment of SICR and the calculation of ECL both incorporate forward-looking information.

The impact of economic variables on ECL and lifetime PD varies by financial instrument, with expert judgment applied throughout the process. Forecasts for these variables (the "base economic scenario") reflect Aegon's best estimate for the next five years. Beyond that, a mean reversion approach is used, assuming variables return to long-term averages (for example, unemployment rates or GDP growth) over three years. A statistical regression analysis has been performed to assess how historical changes in macroeconomic variables have influenced default and prepayment rates.

Starting from the base scenario, three macroeconomic scenarios — positive, neutral, and negative — are generated by applying shocks to macroeconomic variables, reflecting their historical correlations. These shocks correspond to the average deviation from the long-term mean observed in the best/worst 10% of historical quarters. ECL is calculated for each scenario, weighted accordingly, and then summed up. This multi-scenario approach ensures the ECL reflects a balanced estimate, not just the most likely scenario. The Group considers these forecasts to represent its best estimate of the possible outcomes.

Economic variable assumptions

The most significant period-end assumptions used for the ECL estimate are set out below. The scenarios "base," "upside," and "downside" were used for all portfolios.

Economic variable assumptions on December 31, 2025		2026	2027	2028	2029	Units
Interest rates	Base	4.29	4.32	4.33	4.30	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Interest rates	Upside	4.39	4.41	4.33	4.30	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Interest rates	Downside	3.05	3.76	4.02	4.16	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Unemployment rate	Base	4.78	4.59	4.29	4.05	(%, SA)
Unemployment rate	Upside	3.83	3.94	3.66	3.47	(%, SA)
Unemployment rate	Downside	8.34	7.60	6.16	4.94	(%, SA)
House Price Index	Base	429.08	438.87	455.20	471.22	Existing Single-Family Home Price: Median, (Ths. USD, SA)
House Price Index	Upside	450.23	472.07	494.28	513.52	Existing Single-Family Home Price: Median, (Ths. USD, SA)
House Price Index	Downside	362.72	383.66	404.10	420.99	Existing Single-Family Home Price: Median, (Ths. USD, SA)
Domestic GDP	Base	24,484.94	24,932.78	25,485.10	26,129.71	Bil. Ch. 2012 USD, SAAR[2]
Domestic GDP	Upside	24,887.20	25,401.41	26,012.56	26,724.26	Bil. Ch. 2012 USD, SAAR[2]
Domestic GDP	Downside	23,372.80	23,689.06	24,425.29	25,270.54	Bil. Ch. 2012 USD, SAAR[2]
Equity	Base	6,363.30	6,460.73	6,953.76	7,485.28	Standard & Poor's (S&P); Moody's Analytics Forecasted
Equity	Upside	6,831.53	6,904.30	7,343.79	7,756.76	Standard & Poor's (S&P); Moody's Analytics Forecasted
Equity	Downside	4,423.87	4,764.13	5,780.16	6,786.08	Standard & Poor's (S&P); Moody's Analytics Forecasted

Economic variable assumptions on December 31, 2024		2025	2026	2027	2028	Units
Interest rates	Base	4.33	4.26	4.24	4.18	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Interest rates	Upside	4.43	4.35	4.24	4.18	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Interest rates	Downside	3.17	3.74	3.94	4.04	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA[1])
Unemployment rate	Base	4.08	4.09	4.05	4.01	(%, SA)
Unemployment rate	Upside	3.13	3.44	3.42	3.42	(%, SA)
Unemployment rate	Downside	8.23	7.46	6.18	5.00	(%, SA)
House Price Index	Base	419.04	424.10	434.08	448.91	Existing Single-Family Home Price: Median, (Ths. USD, SA)
House Price Index	Upside	439.72	456.26	471.39	489.21	Existing Single-Family Home Price: Median, (Ths. USD, SA)
House Price Index	Downside	354.16	369.92	385.26	401.39	Existing Single-Family Home Price: Median, (Ths. USD, SA)
Domestic GDP	Base	23,973.45	24,343.12	24,819.66	25,356.09	Bil. Ch. 2012 USD, SAAR[2]
Domestic GDP	Upside	24,319.86	24,807.47	25,341.29	25,943.15	Bil. Ch. 2012 USD, SAAR[2]
Domestic GDP	Downside	22,959.57	23,369.09	24,147.35	24,980.66	Bil. Ch. 2012 USD, SAAR[2]
Equity	Base	5,912.89	5,814.62	6,098.72	6,483.85	Standard & Poor's (S&P); Moody's Analytics Forecasted
Equity	Upside	6,264.59	6,132.21	6,356.19	6,630.75	Standard & Poor's (S&P); Moody's Analytics Forecasted
Equity	Downside	3,867.82	4,095.95	4,899.05	5,712.91	Standard & Poor's (S&P); Moody's Analytics Forecasted

1   NSA: National Security Agency.
2   SAAR: Seasonally adjusted annual rate.

The weightings assigned to each economic scenario were as follows:

Weightings	Base	Upside	Downside
On December 31, 2025	40	30	30
On December 31, 2024	40	30	30

Other forward-looking factors, such as regulatory, legislative, or political changes, have been considered but are not deemed material and did not adjust ECL. This process is reviewed quarterly for continued appropriateness.

f)   Write-off policy

The Group writes off financial assets, in whole or in part, when it has exhausted all practical recovery efforts and no reasonable expectation of recovery remains. Indicators include (i) ceasing enforcement activity; and (ii) where Aegon's recovery method is foreclosing on collateral, and the value of the collateral is not expected to fully recover.

Assets may still be subject to enforcement when written off. The contractual amounts written off in 2025 were not material. The Group continues to pursue full legal recovery, even for (partially) written-off assets.

g)   Modification of financial assets

The Group may modify loan terms through commercial renegotiations or for distressed loans to maximize recovery. Such restructuring activities include extended payment terms and penalty interest arrangements. Policies are based on management's judgment of indicators suggesting continued payment and are reviewed continuously.

The risk of default of such assets after modification is assessed at the reporting date and compared with the risk under the original terms at initial recognition, when the modification is not substantial and so does not result in derecognition of the original asset. The Group monitors the subsequent performance of modified assets. Aegon may determine that the credit risk has significantly improved after restructuring, so that the assets are moved from Stage 3 or Stage 2 (Lifetime ECL) to Stage 1 (12-month ECL) (see note 4.2.6 Expected credit losses (a) for details of the Group ECL staging classification). This applies only to assets that have performed in accordance with the new terms for three consecutive months or more. The gross carrying amount of such assets held on December 31, 2025, was EUR 0 million (2024: EUR 0 million).

ECL developments in the reporting period

Aegon regularly monitors industry sectors and individual debt securities for sources of changes in the ECL allowance. These sources may include one or more of the following:

- Transfers between Stages 1, 2, and 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
- Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
- Impact on the measurement of ECL due to changes in PDs, EADs and LGDs in the period, arising from regular refreshing of inputs to models;
- Impacts on the measurement of ECL due to changes made to models and assumptions;
- Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;
- Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and
- Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

For asset-backed securities, cash flow trends and collateral levels are also monitored. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody's, and Fitch) and Aegon's internal rating of the counterparty.

The following table on debt securities explains the changes in the loss allowance between the beginning and the end of the annual period due to these factors:

	ECL staging				
Debt securities	Stage 1	Stage 2	Stage 3	POCI	Total
Loss allowance on January 1, 2025	(187)	(41)	(108)	(4)	(341)
Transfers:					
- Transfer from Stage 1 to Stage 2	2	(2)	-	-	-
- Transfer from Stage 2 to Stage 1	(1)	1	-	-	-
- Transfer from Stage 2 to Stage 3	-	4	(4)	-	-
- Transfer from Stage 3 to Stage 2	-	(1)	1	-	-
- Transfer from Stage 3 to Stage 1	(9)	-	9	-	-
Impact of stage transfers on year-end ECL	9	(10)	(51)	-	(52)
Financial assets derecognized during the period	30	15	28	-	73
New financial assets originated or purchased	(29)	-	(14)	-	(43)
Change in models	(26)	3	(5)	3	(24)
Net exchange differences	23	5	14	-	42
Loss allowance on December 31, 2025	**(188)**	**(27)**	**(130)**	**(1)**	**(347)**
Loss allowance on January 1, 2024	(147)	(25)	(64)	(2)	(238)
Transfers:					
- Transfer from Stage 1 to Stage 2	4	(4)	-	-	-
- Transfer from Stage 1 to Stage 3	1	-	(1)	-	-
- Transfer from Stage 2 to Stage 1	(5)	5	-	-	-
- Transfer from Stage 2 to Stage 3	-	12	(12)	-	-
- Transfer from Stage 3 to Stage 2	-	(4)	4	-	-
Impact of stage transfers on year-end ECL	2	(7)	(50)	-	(54)
Financial assets derecognized during the period	18	3	35	-	56
New financial assets originated or purchased	(38)	(2)	(2)	-	(42)
Change in models	(12)	(16)	(14)	(2)	(45)
Net exchange differences	(11)	(2)	(6)	-	(20)
Loss allowance on December 31, 2024	**(187)**	**(41)**	**(108)**	**(4)**	**(341)**

The ECL allowance for debt securities measured at FVOCI of EUR 347 million (2024: EUR 341 million) does not reduce the carrying amount of these investments (which are measured at fair value) but gives rise to an equal and opposite gain in OCI.

Expected credit losses on loans decreased by EUR 85 million to EUR 33 million during 2025 (2024: EUR 118 million). The decrease in expected credit losses was primarily driven by a mortgage loan in Aegon US and, to a lesser extent, by the stage transfer of an office facing occupancy and valuation challenges.

Based on the above, the following is a reconciliation of the loss allowance movements with an impact on the income statement with the net impairment charge presented in the income statement. Other represents impairment charges on asset types that are not individually material.

	2025	2024
Loans measured at amortized cost	57	(88)
Debt securities measured at FVOCI	(120)	(140)
Other	(6)	(9)
Net impairment charge in profit or loss	**(69)**	**(237)**

The following tables further explain changes in the gross carrying amount/market value of the financial assets and their significance to the changes in the loss allowance for the same portfolio as discussed above:

Debt securities	ECL staging				
	Stage 1	Stage 2	Stage 3	POCI	Total
Gross carrying amount on January 1, 2025	51,529	335	291	92	52,247
Transfers:					
- Transfer from Stage 1 to Stage 2	(269)	269	-	-	-
- Transfer from Stage 1 to Stage 3	(12)	-	12	-	-
- Transfer from Stage 2 to Stage 3	-	(36)	36	-	-
- Transfer from Stage 3 to Stage 2	-	1	(1)	-	-
- Transfer from Stage 2 to Stage 1	24	(24)	-	-	-
- Transfer from Stage 3 to Stage 1	12	-	(12)	-	-
Derecognized assets (excl. write-offs)	(8,729)	(146)	(75)	(13)	(8,963)
New financial assets originated or purchased	8,632	4	27	-	8,663
Unrealized gains/losses through equity	1,528	18	(46)	(12)	1,488
Amortizations through income statement	115	1	27	19	162
Net exchange differences	(6,035)	(42)	(33)	(11)	(6,120)
Other movements	7	(23)	14	-	(2)
Transfer to/from other headings	(21)	-	(7)	-	(28)
Gross carrying amount on December 31, 2025	**46,782**	**358**	**232**	**75**	**47,446**
Expected credit losses	(188)	(27)	(130)	(1)	(347)
Gross carrying amount on January 1, 2024	46,461	357	325	100	47,242
Transfers:					
- Transfer from Stage 1 to Stage 2	(200)	200	-	-	-
- Transfer from Stage 1 to Stage 3	(10)	-	10	-	-
- Transfer from Stage 2 to Stage 3	-	(48)	48	-	-
- Transfer from Stage 3 to Stage 2	-	7	(7)	-	-
- Transfer from Stage 2 to Stage 1	150	(150)	-	-	-
- Transfer from Stage 3 to Stage 1	2	-	(2)	-	-
Derecognized assets (excl. write-offs)	(5,201)	(69)	(102)	(21)	(5,394)
New financial assets originated or purchased	8,421	21	(9)	-	8,434
Unrealized gains/losses through equity	(1,294)	(7)	(17)	(10)	(1,329)
Amortizations through income statement	94	1	27	17	138
Movements related to fair value hedges	(2)	-	-	-	(2)
Net exchange differences	3,154	22	19	6	3,201
Other movements	(1)	-	(1)	-	(2)
Transfer to/from other headings	(45)	2	-	-	(43)
Gross carrying amount on December 31, 2024	**51,529**	**335**	**291**	**92**	**52,247**
Expected credit losses	(187)	(41)	(108)	(4)	(341)

The total amount of undiscounted ECL at initial recognition for purchased or originated credit-impaired financial assets recognized during the period was EUR 1 million (2024: EUR 4 million).

Loans	ECL staging			
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount on January 1, 2025	10,574	135	7	10,716
Transfers:				
- Transfer from Stage 1 to Stage 2	(22)	22	-	-
- Transfer from Stage 2 to Stage 3	-	(3)	3	-
- Transfer from Stage 2 to Stage 1	2	(2)	-	-
Derecognized assets (excl. write-offs)	(654)	(45)	(8)	(707)
New financial assets originated or purchased	934	23	-	957
Realized gains and losses through income statement	5	1	2	7
Net exchange differences	(1,251)	(16)	(1)	(1,268)
Gross carrying amount on December 31, 2025	9,588	115	3	9,705
Expected credit losses	(11)	(21)	(1)	(33)
Net carrying amount on December 31, 2025	**9,576**	**94**	**2**	**9,672**
Gross carrying amount on January 1, 2024	10,147	35	-	10,182
Transfers:				
- Transfer from Stage 1 to Stage 2	(162)	162	-	-
- Transfer from Stage 1 to Stage 3	(7)	-	7	-
- Transfer from Stage 2 to Stage 1	75	(75)	-	-
Derecognized assets (excl. write-offs)	(633)	(69)	-	(702)
New financial assets originated or purchased	483	76	-	559
Realized gains and losses through income statement	3	1	-	4
Net exchange differences	667	7	-	674
Other movements	(1)	(1)	-	(1)
Gross carrying amount on December 31, 2024	10,574	135	7	10,716
Expected credit losses	(38)	(75)	(5)	(118)
Net carrying amount on December 31, 2024	**10,536**	**60**	**2**	**10,598**

The total amount of purchased or originated credit-impaired financial assets recognized during the period was EUR 0 million (2024: EUR 0 million).

Sensitivity on ECL to future-economic conditions

Management performs a sensitivity analysis on the ECL recognized on material classes of its assets. As ECL is not material at the end of 2025 and 2024, the sensitivity of ECL is assessed as not material for 2025 and 2024.

4.3 Market risk

Market risk is the risk that changes in market prices (for example, foreign exchange rates, interest rates) will affect the fulfillment cash flows of insurance and reinsurance contracts, as well as the fair value or future cash flows of financial instruments. The objective of market risk management is to control exposures within acceptable parameters while optimizing the return on risk. Aegon's management of market risk comprises equity price risk, interest rate risk, and currency risk.

4.3.1 Equity market risk and other investments risk

Fluctuations in equity, real estate and capital markets have affected Aegon's profitability, capital position, and sales of equity-related products in the past and may continue to do so. Exposure exists on both assets and liabilities. On the asset side, Aegon is exposed through direct equity investments, bearing most of the return volatility and performance risk. On the liability side, exposure arises from insurance and investment contracts where policyholder funds are invested in equities, such as variable annuities, unit-linked products, and mutual funds. While most risk is with policyholders, lower returns can reduce Aegon's asset management fees. Some products also carry minimum return or accumulation guarantees.

Transamerica's dynamic hedge program covers variable annuities with guaranteed minimum death benefits (GMDB), guaranteed minimum income benefits (GMIB), and guaranteed minimum withdrawal benefits (GMWB). This program hedges equity and interest rate risks across the entire variable annuity portfolio, stabilizing cash flows and reducing market sensitivity on an economic basis. As of the middle of August 2025, Transamerica expanded its dynamic hedge program for Variable Annuities to further reduce its equity market exposure. The expansion now includes first order equity market exposure of 25% of the Variable Annuities base contracts held by Transamerica Life Insurance Company, Transamerica's largest insurance carrier. This reduces the economic equity market sensitivity of the portfolio and further solidifies the run-off of the Variable Annuities portfolio. Transamerica also hedges equity risk arising from indexed universal life (IUL) and registered indexed linked annuity (RILA) product lines.

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	**2025 Total**	Americas	United Kingdom	International	Asset Management	2024 Total
Equity funds	131	-	-	9	140	145	-	-	9	154
Common shares	70	16	6	-	92	95	14	5	-	114
Preferred shares	10	-	-	-	10	16	-	-	-	16
Investments in real estate	24	-	19	-	42	40	-	17	-	57
Hedge funds	4	-	-	-	4	7	-	-	-	7
Other alternative investments	2,468	-	2	-	2,470	2,682	-	-	-	2,682
Other financial assets [1]	1,542	714	49	1	2,306	1,800	716	33	2	2,551
On December 31	**4,249**	**731**	**75**	**10**	**5,065**	**4,785**	**730**	**56**	**10**	**5,582**

1   Majority of Other financial assets contains Real estate Limited Partnership for Aegon US and Aegon enhanced fund for Aegon UK.

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	**2025 Total**	Americas	United Kingdom	International	Asset Management	2024 Total
Communication	1	-	-	-	1	2	-	-	-	2
Consumer	7	-	-	-	7	2	-	-	-	2
Financials	16	-	6	-	22	23	-	5	-	28
Funds	125	16	27	-	169	140	14	-	-	154
Industries	12	-	-	-	12	6	-	-	-	6
Other	50	-	4	9	63	83	-	33	9	125
On December 31	**211**	**16**	**37**	**9**	**273**	**256**	**14**	**39**	**9**	**317**

The table below sets forth the closing levels of certain major indices at the end of the last five years.

	2025	2024	2023	2022	2021
S&P 500	6,846	5,882	4,770	3,840	4,766
Nasdaq	25,250	21,012	15,011	10,466	15,645
FTSE 100	9,931	8,173	7,733	7,452	7,385
AEX	951	879	787	689	798

An analysis of Aegon's sensitivity to a 10% and 25% increase or decrease in equity prices at the reporting date, assuming that all other variables remain constant, is presented below.

Estimated approximate effects on:	**2025** CSM	**2025** Net result	**2025** Equity	2024 CSM	2024 Net result	2024 Equity
10% increase in equity price						
Financial instruments	-	18	21	-	(8)	(6)
Insurance and reinsurance assets	-	127	122	-	(28)	(30)
Insurance and reinsurance liabilities	298	(45)	(47)	363	154	160
10% decrease in equity price						
Financial instruments	-	(16)	(19)	-	8	1
Insurance and reinsurance assets	-	(176)	(169)	-	7	7
Insurance and reinsurance liabilities	(299)	96	91	(331)	(169)	(178)
25% increase in equity price						
Financial instruments	-	41	50	-	(24)	(15)
Insurance and reinsurance assets	-	277	267	-	(95)	(99)
Insurance and reinsurance liabilities	748	(70)	(78)	916	398	413
25% decrease in equity price						
Financial instruments	-	(31)	(39)	-	24	9
Insurance and reinsurance assets	-	(165)	(159)	-	326	340
Insurance and reinsurance liabilities	(764)	(80)	(84)	(847)	(770)	(807)

Over 2025, the decreased CSM sensitivities resulted from the Variable Annuity base fee hedge implementation in 2025, which modifies the portfolio's economic exposure and reduces sensitivity to market movements. The decrease of net equity sensitivities and directional changes in the sensitivities of (re)insurance assets and liabilities are due to growth in the Registered Index-Linked Annuity (RILA) product combined with Transamerica's other strategic product, Indexed Universal Life (IUL). Sensitivities of these products have opposite sensitivities compared to the Variable Annuity (VA) products. More offsetting synergy was observed over 2025 as RILA/IUL continued to grow to offset VA resulting in sensitivity decrease.

4.3.2 Interest rate risk

Aegon bears interest rate risk with many of its products. When cash flows are highly predictable, investing in assets that closely match the cash flow profile of the liabilities can offset this risk. For some Aegon country units, local capital markets are not well developed, which prevents the complete matching of assets and liabilities. For some products, cash flows are less predictable due to policyholder actions that can be affected by interest rate levels.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may require Aegon to make cash payments by selling invested assets at a time when asset prices are adversely affected by rising market interest rates, resulting in realized investment losses. These cash payments to policyholders reduce total invested assets and the net result.

During periods of sustained low interest rates, Aegon may be unable to preserve margins due to minimum interest rate guarantees and minimum guaranteed crediting rates on policies. Also, investment returns may be lower because interest income on new fixed-income investments is likely to have declined with market interest rates. Mortgage loans and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and Aegon may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, the net result declines as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

Aegon actively manages interest rate risk, taking into account policyholder behavior and management actions. It uses advanced measurement techniques, derivatives, and other tools, as outlined in its Investment & Counterparty Risk policy, to limit exposure. Derivative use is governed by Aegon's Derivative Use Policy, detailed in note 20 Derivatives.

The following table shows interest rates at the end of each of the past five years.

	2025	2024	2023	2022	2021
3-month Term SOFR	3.65%	4.31%	5.33%	4.59%	0.91%
3-month EURIBOR	2.03%	2.71%	3.91%	2.13%	-0.57%
10-year US Treasury	4.17%	4.57%	3.86%	3.83%	1.78%

An analysis of Aegon's sensitivity to a 100 basis points parallel increase or decrease in market interest rates at the reporting date, assuming that all other variables remain constant, is presented below:

	2025			2024		
Estimated approximate effects on:	CSM	Net result	Equity	CSM	Net result	Equity
100 bps increase - Yield curve						
Financial instruments	-	(11)	(662)	-	(12)	(729)
Insurance and reinsurance assets	(1)	(553)	(2,835)	-	(717)	(3,596)
Insurance and reinsurance liabilities	87	656	3,047	49	742	4,009
100 bps decrease - Yield curve						
Financial instruments	-	14	780	-	15	859
Insurance and reinsurance assets	-	695	3,257	-	957	4,255
Insurance and reinsurance liabilities	(91)	(872)	(3,874)	(50)	(989)	(5,113)

Over 2025, CSM sensitivity increased primarily due to updates to Variable Annuity assumptions in 2025. Net result sensitivities increased driven by registered index-linked annuities (RILA) due to increased exposure from new business growth. Additionally, Shareholders' equity sensitivity increased mainly because of higher Indexed unit linked (IUL) sensitivity within U.S. Protection Solutions Life line of business, which reduced liability sensitivity, and increased asset sensitivity driven by new business growth.

The exposures across our products vary, and we have several asymmetric exposures, which are mainly explained by certain US products.

Stable Value Solutions (SVS) and parts of Universal Life feature stable surrender values and crediting rates. When interest rates rise, lapses become more attractive to customers, leading to losses due to market movements. Additionally, IFRS 9 accounting rules create asymmetry, as they require negative SVS liabilities to be floored at zero in the event of falling interest rates.

Other longer-duration products, such as Long-Term Care and Unit-Linked policies with non-lapse or secondary guarantees, exhibit natural convexity, meaning they are more sensitive to falling interest rates, which negatively impact valuations, than to rising rates. This is due to expected premium inflows over 10–20 years, while claims continue for many years thereafter. The combination of these asymmetric exposures with more balanced ones across other products results in overall adverse sensitivities to both rising and falling interest rates.

4.3.3 Currency exchange rate risk

As an international group, Aegon faces foreign currency translation risk, primarily when policies are denominated in currencies other than the issuer's functional currency. Currency risk in investment portfolios backing insurance and investment liabilities is managed through asset-liability matching principles. Assets allocated to equity are kept in local currencies to meet regulatory and self-imposed capital requirements. Therefore, fluctuations in the exchange rate affect shareholders' equity through the translation of subsidiaries' balances into euros, Aegon's presentation currency.

Aegon holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies aligned with the book value of its country units, thereby mitigating currency effects on shareholders' equity and leverage ratios. However, income from the main non-euro units is not hedged, so earnings may fluctuate due to currency translation. With major operations in the Americas and the United Kingdom, Aegon's primary exposures are to USD and GBP, which can significantly affect net results and shareholders' equity.

Aegon's Investment & Counterparty Risk Policy sets currency risk exposure limits at both the Group and regional levels. Direct currency speculation or program trading by country units is not allowed unless explicitly approved by the Group Risk and Capital Committee and the CEO. Assets should be held in, or hedged back to, the functional currency of the business. Where this is not possible or practical, remaining currency exposure should be well-documented, and limits are placed on the total exposure at both the Group and country units' level.

Information on Aegon's historical net result and shareholders' equity in functional currency are shown in the table below:

	2025	2024	2023
Net result			
Americas (in USD)	423	198	(266)
United Kingdom (in GBP)	24	56	26
Equity in functional currency			
Americas (in USD)	5,599	3,838	3,690
United Kingdom (in GBP)	1,087	1,198	1,256

The summary of quantitative information about Aegon's exposure to currency risk arising from insurance and reinsurance contracts and financial instruments is as follows:

	2025					2024				
	EUR	GBP	USD	Other	Total	EUR	GBP	USD	Other	Total
Financial instruments - assets	722	1,437	66,487	689	69,335	729	1,588	72,942	819	76,078
Financial instruments - liabilities	2,774	58,644	41,641	-	103,059	2,823	51,034	44,925	-	98,783
Insurance and reinsurance contract - assets	8	1	17,110	52	17,171	7	3	16,090	46	16,147
Insurance and reinsurance contract - liabilities	712	65,978	126,161	4,693	197,544	720	66,675	137,867	5,730	210,993

Aegon Group companies' foreign currency exposure from monetary assets and liabilities denominated in foreign currencies (that is, other than the entity's functional currency), is not material.

Sensitivity analysis of net result and shareholders' equity to translation risk

The sensitivity analysis in the following table shows an estimate of the translation effect of movements in the exchange rates of functional currencies of foreign subsidiaries against the euro presentation currency of the Group's financial statements on net income and shareholders' equity.

Estimated translation effect of movement in exchange rates [1]	Net income	Equity
2025		
Increase by 15% of USD exchange rate	63	889
Increase by 15% of GBP exchange rate	4	226
Increase by 15% of non-euro exchange rate	90	1,259
Decrease by 15% of USD exchange rate	(50)	(656)
Decrease by 15% of GBP exchange rate	(3)	(167)
Decrease by 15% of non-euro exchange rate	(66)	(931)
2024		
Increase by 15% of USD exchange rate	43	734
Increase by 15% of GBP exchange rate	8	264
Increase by 15% of non-euro exchange rate	72	1,126
Decrease by 15% of USD exchange rate	(31)	(543)
Decrease by 15% of GBP exchange rate	(6)	(195)
Decrease by 15% of non-euro exchange rate	(53)	(832)

1   The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

4.4 Liquidity risk

Liquidity risk is inherent in Aegon's business, as each asset and liability has distinct liquidity characteristics. Some liabilities are surrenderable, while some assets - such as private placements, mortgage loans, real estate, and limited partnerships - are less liquid. If Aegon needs substantial cash beyond normal requirements and available credit facilities, it may struggle to sell these assets in the short term or at attractive prices. Liquidity risk is also affected by the use of collateralized derivatives to mitigate other risks.

Aegon's Liquidity Risk Policy requires country units to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over two years. Potential cash demands are assessed under stress scenarios including rising interest rates, multiple downgrades of the Group's credit rating, and spikes in disintermediation (or lapses). At the same time, the liquidity of non-cash and non-government assets is assumed to be severely impaired. All legal entities and the Group must maintain sufficient liquidity to meet obligations under these extreme scenarios.

Aegon held EUR 13,976 million of investments in cash, money market products, and government bonds that are readily saleable or redeemable on demand (2024: EUR 16,291 million, excluding the investments of the disposal group). The Group expects to meet its obligations, even during a stressed liquidity event, from operating cash flows, the proceeds of maturing assets, and these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 31 Borrowings, amounting to EUR 1,351 million which were unused at the end of the reporting period (2024: EUR 1,544 million).

The maturity analysis on the next page shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category "On demand." If a notice period is specified, it has been assumed that notice is given immediately, and the repayment has been presented for the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the disclosed amount may be based on the index level as of the reporting date.

To manage liquidity risk arising from financial liabilities, Aegon holds liquid assets, including cash and cash equivalents and investment-grade securities for which there is an active, liquid market. These assets can be readily sold to meet liquidity requirements. For this reason, Aegon believes that it is not necessary to disclose a maturity analysis in respect of these assets to enable users to evaluate the nature and extent of liquidity risk.

Aegon's liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash flows in the table below (Maturity analysis – insurance and reinsurance contracts) reflect management's best estimates of gross benefits and expenses, partially offset by expected premiums, fees, and charges from in-force business.

These estimates are based on assumptions from Aegon's historical experience and on recent trends. Actual payments may differ if experience varies from these assumptions. The projections are presented on an undiscounted, pre-tax, and pre-reinsurance basis.

Maturity analysis - insurance and reinsurance contracts

The following tables provide a maturity analysis of Aegon's insurance and reinsurance contracts, which reflects the dates on which the cash flows are expected to occur. The undiscounted net cash flows below represent the undiscounted best estimate liability for the relevant periods.

Undiscounted best estimate liability	< 1 yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total
2025							
Insurance contracts:							
- Direct participation contracts	10,502	9,904	9,237	8,684	8,567	132,619	179,513
- Without direct participation contracts	2,455	2,288	2,330	2,438	2,531	160,468	172,510
Investment contracts with DPF:							
- Direct participation contracts	2,136	2,028	1,859	1,660	1,614	21,208	30,505
Reinsurance contracts liability	10	11	11	12	12	306	362
Total	**15,103**	**14,230**	**13,437**	**12,794**	**12,725**	**314,602**	**382,890**
2024							
Insurance contracts:							
- Direct participation contracts	10,086	9,874	9,554	8,886	8,689	156,595	203,683
- Without direct participation contracts	3,238	2,962	2,777	2,782	2,849	170,682	185,290
Investment contracts with DPF:							
- Direct participation contracts	1,880	1,964	1,911	1,688	1,681	23,816	32,940
Reinsurance contracts liability	20	21	20	20	20	827	928
Total	**15,224**	**14,821**	**14,261**	**13,376**	**13,239**	**351,920**	**422,841**

Expected release of risk adjustment	< 1 yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total
2025							
Insurance contracts:							
- Direct participation contracts	35	31	27	27	26	328	474
- Without direct participation contracts	41	37	38	40	41	2,464	2,660
Investment contracts with DPF:							
- Direct participation contracts	10	9	7	7	7	57	97
Reinsurance contracts liability	(2)	(2)	(2)	(2)	(2)	(22)	(30)
Total	**84**	**76**	**70**	**72**	**72**	**2,827**	**3,201**
2024							
Insurance contracts:							
- Direct participation contracts	31	30	27	27	26	395	535
- Without direct participation contracts	53	48	45	44	45	2,525	2,760
Investment contracts with DPF:							
- Direct participation contracts	10	9	7	8	8	71	112
Reinsurance contracts liability	(15)	(13)	(12)	(11)	(11)	(299)	(361)
Total	**79**	**74**	**67**	**68**	**68**	**2,691**	**3,047**

For liquidity risk arising from contracts within the scope of IFRS 17, Aegon shows in below table the amounts that are payable on demand, disclosing the relationship between such amounts and the carrying amount of the related portfolios of contracts.

Liabilities arising from (re)insurance contracts	**2025**		2024	
	Amount payable on demand	Carrying amount	Amount payable on demand	Carrying amount
Insurance contracts:				
- Direct participation contracts	122,098	128,354	129,566	136,033
- Without direct participation contracts	37,919	47,269	40,782	50,767
Reinsurance contracts held, in a liability position	1	2	-	-
On December 31	**160,018**	**175,624**	**170,348**	**186,801**

Most Aegon insurance products and investment contracts with discretionary participation features include investment-related or investment-return services, under which policyholders may surrender or early terminate their contracts to receive their current account value, net of contractual penalties, after a specified notional period. The current account value reflects the fair value of underlying investments. Main product types where such demand features exist are permanent life insurance products and annuities issued in the Americas, and unit-linked contracts issued in Europe.

Maturity analysis – financial instruments

The following tables present the Group's maturity analysis for its financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a gross and net basis. Also, the gross undiscounted inflows and outflows on non-derivatives.

Derivatives - Undiscounted contractual cash flows [1]	On demand	< 1 yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total
2025								
Gross settled								
Cash inflows	-	893	192	141	175	128	1,867	3,395
Cash outflows	-	(839)	(176)	(126)	(182)	(116)	(1,742)	(3,180)
Net settled								
Cash inflows	-	449	308	299	235	241	4,348	5,881
Cash outflows	-	(436)	(280)	(237)	(221)	(223)	(7,828)	(9,224)
2024								
Gross settled								
Cash inflows	-	1,301	182	218	153	196	2,603	4,653
Cash outflows	-	(1,241)	(135)	(191)	(134)	(194)	(2,450)	(4,345)
Net settled								
Cash inflows	-	582	425	380	323	286	6,587	8,583
Cash outflows	-	(475)	(360)	(323)	(259)	(246)	(11,644)	(13,308)

1 Derivatives include all financial derivatives regardless of whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Non-derivatives - Undiscounted gross contractual cash flows	On demand	< 1 yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total
2025								
Trust pass-through securities	-	83	3	3	3	3	61	156
Subordinated loans	-	78	78	59	40	40	2,234	2,529
Borrowings	-	94	713	48	48	48	1,004	1,956
Investment contracts	38,487	58,621	104	21	3	12	41	97,290
Lease liabilities	-	31	28	26	22	17	96	219
Other financial liabilities	2,877	1,099	36	4	-	-	-	4,016
2024								
Trust pass-through securities	-	10	94	3	3	3	72	187
Subordinated loans	-	88	88	88	67	46	2,577	2,954
Borrowings	-	1,155	588	805	51	51	1,112	3,762
Investment contracts	39,959	50,922	9	118	24	4	60	91,095
Lease liabilities	-	37	30	27	25	21	123	261
Other financial liabilities	3,419	856	27	-	4	-	-	4,307

For maturity information on other obligations, please see note 39 Commitments and contingencies.

5 Segment information

Aegon's operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director, who is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

- Americas: business units in the United States (excluding Aegon AM US), including any of the units' activities located outside of the United States;
- United Kingdom: business activities from platform business and traditional insurance in the United Kingdom;
- International: operations in Spain & Portugal, China, Brazil, Bermuda, Hong Kong, and Singapore, including any of the units' activities located outside these countries;
- Asset Management: business activities from AAM Global Platforms and Strategic Partnerships; and
- Holding and other activities: financing, employee and other administrative expenses of holding companies.

The Netherlands, which covered business activities from Aegon the Netherlands, ceased to be a reporting segment following the completion of the transaction with a.s.r. in 2023.

Aegon's segment information is prepared by consolidating on a proportionate basis Aegon's joint ventures (JVs) and associated companies except for its approximate 24% stake in a.s.r. The result of associate a.s.r. is included in Other income / (charges).

Performance Measure

Aegon uses the non-IFRS performance measure operating result that reflects Aegon's profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches, that are dependent on market volatility or relate to events that are considered outside of the normal course of business.

The reconciliation from the result before tax from continuing operations, being the most comparable IFRS measure, to operating result is presented later in this note. Items excluded from operating result are fair value items, realized gains/(losses) on investments, impairment losses and reversals of impairment losses, and other income/(charges).

Realized gains/(losses) on investments includes realized gains and losses on financial assets measured at amortized cost. Impairment losses and reversals of impairment losses reflect the change in ECL for financial assets.

Fair value items include:
- Over- or underperformance of investments and guarantees held at fair value for which management's best estimate investment return is included in operating result;
- Hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items;
- Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products;
- Certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings;
- Changes in value of VFA products that result in (a reversal of) onerous contracts;
- Changes in discount rates for General model insurance contracts, including the revaluation of changes in non-financial assumptions and experience adjustments that adjust CSM to current interest rates.

Other income / (charges) include:
- The impact of changes in actuarial assumptions and model updates on onerous contracts;
- The impact of changes in financial assumptions and the passage of time on onerous groups of VFA contracts to which no risk mitigation is applied;
- Other items that are outside of the normal course of business, including restructuring charges.

In the Consolidated income statement, for onerous contracts, actuarial assumption and model updates are included in Insurance service result. Restructuring charges are included in Other operating expenses.

Segment results

The following table presents Aegon's segment results.

Segment results For the year ended December 31, 2025	Americas	United Kingdom	Interna-tional	Asset Manage-ment	Holding and other activities	Elimi-nations	Segment total	JVs and associates elimi-nations	Consoli-dated
Operating result	**1,209**	**219**	**224**	**217**	**(224)**	**58**	**1,702**	**137**	**1,840**
Fair value items	27	(69)	(28)	-	42	108	80	(22)	58
Realized gains / (losses) on investments	(296)	-	48	-	-	-	(248)	(50)	(297)
Impairment (losses) / reversals	(60)	-	(2)	(2)	-	-	(64)	1	(63)
Non-operating items	**(328)**	**(69)**	**18**	**(2)**	**42**	**108**	**(231)**	**(71)**	**(302)**
Other income / (charges)	(518)	(90)	(21)	(20)	217	115	(317)	(176)	(493)
Result before tax from continuing operations	**362**	**60**	**221**	**195**	**35**	**281**	**1,154**	**(109)**	**1,045**
Income tax (expense) / benefit	12	(32)	(69)	(54)	29	(59)	(174)	109	(65)
Net result	**374**	**28**	**152**	**141**	**64**	**222**	**980**	**-**	**980**
Inter-segment operating result	(647)	(83)	120	123	265	222			
Revenues									
Insurance contracts									
- Insurance contracts: direct part.	999	269	2	-	-	-	1,270	(1)	1,269
- Insurance contracts: without direct part.	7,478	76	1,745	-	-	(39)	9,261	(1,510)	7,751
Investment contracts with DPF									
- Insurance contracts: direct part.	-	77	-	-	-	-	77	-	77
Insurance revenue	**8,477**	**422**	**1,748**	**-**	**-**	**(39)**	**10,608**	**(1,511)**	**9,097**
Interest revenue on financial instruments calculated using the effective interest method	3,162	64	59	1	45	(7)	3,325	(5)	3,320
Interest income from instruments measured at FVPL	298	518	1	15	-	-	832	-	832
Other investment income	13	2,008	131	17	732	(732)	2,170	(146)	2,024
Fee and commission income	1,724	311	25	669	-	(147)	2,583	(193)	2,390
Other revenues	-	-	37	1	-	-	38	(38)	-
Total revenues	**13,675**	**3,323**	**2,001**	**704**	**777**	**(925)**	**19,556**	**(1,893)**	**17,664**
Inter-segment revenues	40	-	-	149	736				

The Other charges of the Americas in 2025 are mainly due to unfavorable assumption updates, reserves for legal cases and restructuring charges.

Segment results For the year ended December 31, 2024	Americas	United Kingdom	Interna-tional	Asset Manage-ment	Holding and other activities	Elimi-nations	Segment total	JVs and associates elimi-nations	Consoli-dated
Operating result	**1,062**	**198**	**183**	**201**	**(209)**	**50**	**1,485**	**234**	**1,719**
Fair value items	(161)	(67)	2	2	23	(7)	(208)	(1)	(209)
Realized gains / (losses) on investments	(51)	-	15	-	-	-	(36)	(17)	(53)
Impairment (losses) / reversals	(224)	-	(12)	-	-	-	(236)	7	(229)
Non-operating items	**(435)**	**(67)**	**5**	**2**	**23**	**(7)**	**(480)**	**(11)**	**(491)**
Other income / (charges)	(452)	(48)	2	(45)	326	(28)	(245)	(324)	(568)
Result before tax from continuing operations	**175**	**83**	**189**	**158**	**140**	**14**	**760**	**(100)**	**660**
Income tax (expense) / benefit	8	(16)	(59)	(48)	31	-	(85)	100	16
Net result	**183**	**67**	**130**	**110**	**171**	**14**	**676**	**-**	**676**
Inter-segment operating result	(596)	(86)	267	131	269	14			
Revenues									
Insurance contracts									
- Insurance contracts: direct part.	1,101	257	2	-	-	-	1,361	(1)	1,360
- Insurance contracts: without direct part.	8,001	206	1,671	-	-	(45)	9,833	(1,433)	8,400
Investment contracts with DPF									
- Insurance contracts: direct part.	-	80	-	-	-	-	80	-	80
Insurance revenue	**9,102**	**543**	**1,674**	**-**	**-**	**(45)**	**11,275**	**(1,434)**	**9,841**
Interest revenue on financial instruments calculated using the effective interest method	3,117	76	70	1	76	(11)	3,330	(5)	3,325
Interest income from instruments measured at FVPL	346	463	1	13	-	-	823	-	823
Other investment income	16	2,050	111	15	475	(475)	2,192	(124)	2,069
Fee and commission income	1,761	283	25	643	-	(153)	2,558	(179)	2,378
Other revenues	-	-	34	1	-	-	35	(35)	-
Total revenues	**14,342**	**3,414**	**1,915**	**673**	**552**	**(684)**	**20,213**	**(1,777)**	**18,436**
Inter-segment revenues	46	-	-	154	483				

The Other charges of the Americas in 2024 are mainly due to unfavorable assumption updates and restructuring charges.

Impairment losses in the Americas were mainly related to ECL balance increases for bonds and mortgages following a more adverse economic scenario output and real estate occupancy rates.

Segment results For the year ended December 31, 2023	Americas	The Nether-lands [1]	United Kingdom	Interna-tional	Asset Manage-ment	Holding and other activities	Elimi-nations	Segment total	JVs and associates elimi-nations	Consoli-dated
Operating result	**1,107**	**-**	**214**	**196**	**145**	**(173)**	**10**	**1,498**	**19**	**1,517**
Fair value items	138	-	(76)	(1)	(8)	24	(1)	76	9	85
Realized gains / (losses) on investments	(683)	-	-	24	-	-	-	(659)	(30)	(689)
Impairment (losses) / reversals	(62)	-	-	(23)	-	(7)	-	(92)	2	(90)
Non-operating items	**(607)**	**-**	**(76)**	**(1)**	**(8)**	**17**	**(1)**	**(675)**	**(19)**	**(695)**
Other income / (charges)	(961)	(65)	(85)	(110)	(31)	110	2	(1,140)	(90)	(1,230)
Result before tax	**(460)**	**(65)**	**52**	**85**	**106**	**(46)**	**11**	**(317)**	**(91)**	**(408)**
Income tax (expense) / benefit	214	-	(23)	(69)	(36)	31	-	118	91	209
Net result	**(246)**	**(65)**	**29**	**16**	**70**	**(14)**	**11**	**(199)**	**-**	**(199)**
Inter-segment operating result	(569)	(48)	(75)	256	150	274	11			
Revenues										
Insurance contracts										
- Insurance contracts: direct part.	9,468	-	600	1,095	-	-	(51)	11,112	(1,490)	9,622
- Insurance contracts: without direct part.	-	-	-	700	-	-	-	700	-	700
Investment contracts with DPF										
- Insurance contracts: direct part.	-	-	64	-	-	-	-	64	-	64
Insurance revenue	**9,468**	**-**	**663**	**1,795**	**-**	**-**	**(51)**	**11,876**	**(1,490)**	**10,386**
Interest revenue on financial instruments calculated using the effective interest method	3,108	-	58	87	2	90	(6)	3,339	(3)	3,336
Interest income from instruments measured at FVPL	339	-	486	1	-	-	-	826	-	826
Other investment income	14	-	1,818	104	14	498	(498)	1,950	(116)	1,833
Fee and commission income	1,653	-	214	34	632	-	(158)	2,376	(215)	2,160
Other revenues	-	-	-	37	1	-	-	38	(38)	-
Total revenues	**14,582**	**-**	**3,239**	**2,058**	**649**	**589**	**(713)**	**20,404**	**(1,862)**	**18,541**
Inter-segment revenues	49	-	-	1	172	500				

1   The net result represents the standalone result of 'The Netherlands'. After elimination, the remaining result is EUR (17). See note 45 Held for sale and discontinued operations in the annual report of 2023 for more details.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and almost 30% stake in a.s.r. In light of the transaction, Aegon the Netherlands is no longer reported as a separate segment, and its first-half 2023 results are included in Other charges in the income statement.

The Other charges of the Americas in 2023 are mainly due to unfavorable assumption updates and restructuring charges.

Operating result reconciliation

The reconciliation from Operating result to Result before tax from continuing operations, being the most comparable IFRS measure, is presented in the table below. For items that cannot be directly reconciled to the notes, the explanation appears below the table.

	Note	2025	2024	2023
Result before tax from continuing operations		**1,045**	**660**	**(391)**
Elimination of share in earnings of joint ventures and associates		(137)	(234)	(19)
Insurance revenue	**6**	(11)	2	(15)
Insurance service expenses	**7**	456	428	427
Net income / (expenses) on reinsurance held	**8**	(33)	(56)	(23)
Net fair value change of financial investments at fair value through profit or loss, other than derivatives	**9.4 / 10.4**	(871)	(240)	(224)
Net fair value change of derivatives	**9.4 / 10.4**	(4)	3	(7)
Realized gains and losses on financial investments	**9.4 / 10.4**	251	93	683
Net fair value change on investments in real estate	**9.4 / 10.4**	(10)	(1)	(2)
Impairment (losses) / reversals	**9.5 / 10.5**	63	229	90
Insurance finance income / (expenses)	**9**	802	440	375
Net reinsurance finance income / (expenses) on reinsurance held	**9**	(24)	(13)	(85)
Investment contract income / (expenses)	**10**	(13)	(6)	(5)
Fee and commission income	**12**	(6)	(21)	(11)
Commissions and expenses	**13**	320	342	597
Other income	**14**	(129)	(146)	(18)
Other charges	**14**	6	6	79
Results of businesses disposed during reporting periods		-	-	48
Operating result		**1,702**	**1,485**	**1,498**
Tax effect[1]		(371)	(309)	(246)
Operating result after tax		**1,332**	**1,176**	**1,252**

1   Tax effect was calculated using the respective operating segment's statutory rate and presented on consolidated basis.

- Insurance service expenses are mainly driven by three items: assumption changes on onerous contracts included in Other income / (charges) amounting to a loss of EUR 217 million (2024: loss of EUR 472 million), experience adjustments that relate to current service included in Other income / (charges) amounting to a loss of EUR 122 million (2024: EUR 5 million), changes in value of VFA products that result in (a reversal of) onerous contracts included in Fair value items, amounting to a loss of EUR 27 million (2024: gain of 57 million).
- Net fair value change of financial investments at fair value through profit or loss, other than derivatives reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in the operating result.
- Insurance finance income / (expenses) mainly relate to changes in discount rates, amounting to a loss of EUR 802 million (2024: loss of EUR 440 million), which is included in Fair value items.
- Commissions and expenses, which are included in Other income / (charges), relate to items that cannot be directly allocated to a specific line of business and restructuring charges.

Other selected income statement items

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total
2025						
Amortization of deferred expenses and future servicing rights and other intangibles	(24)	(4)	-	(12)	-	(40)
Depreciation	(43)	(14)	(5)	(2)	(14)	(77)
Impairment losses / (reversals) on financial assets, excluding receivables	(62)	-	(1)	-	-	(63)
Impairment losses / (reversals) on non- financial assets and receivables	(4)	-	-	(2)	-	(6)
2024						
Amortization of deferred expenses and future servicing rights and other intangibles	(23)	(5)	-	(12)	-	(40)
Depreciation	(65)	(13)	(5)	(1)	(9)	(94)
Impairment losses / (reversals) on financial assets, excluding receivables	(223)	-	(5)	-	-	(228)
Impairment losses / (reversals) on non- financial assets and receivables	(9)	-	-	-	-	(9)
2023						
Amortization of deferred expenses and future servicing rights and other intangibles	(24)	(2)	(1)	(6)	-	(33)
Depreciation	(64)	(12)	(5)	(2)	(14)	(97)
Impairment losses / (reversals) on financial assets, excluding receivables	(59)	-	-	-	-	(59)
Impairment losses / (reversals) on non- financial assets and receivables	(32)	-	(21)	-	(7)	(60)

Number of employees

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total
2025						
Number of employees - headcount [1]	6,844	2,833	3,189	1,350	1,088	15,304
Of which Aegon's share in JV and associates [2]	-	-	2,364	275	-	2,639
2024						
Number of employees - headcount [1]	6,996	2,861	3,319	1,366	1,040	15,582
Of which Aegon's share in JV and associates [2]	-	-	2,552	226	-	2,778
2023						
Number of employees - headcount [1]	6,967	2,591	3,654	1,409	1,037	15,658
Of which Aegon's share in JV and associates [2]	-	49	2,936	219	-	3,204

1   Includes direct employees and tied agents
2   Excludes a.s.r., as the results of this associate are not included in Operating result.

Summarized assets and liabilities per segment

On December 31, 2025	Americas	United Kingdom	International	Asset management	Holding and other activities	Eliminations	Total
Assets							
Cash and Cash equivalents	802	211	101	166	1,453	-	2,733
Investments	158,284	125,128	1,487	230	11	-	285,141
Investments in joint ventures	-	-	1,065	502	-	-	1,566
Investments in associates	78	-	-	296	2,264	-	2,638
Reinsurance contract assets	17,092	1	4,165	-	-	(4,106)	17,153
Insurance contract assets	18	-	-	-	-	-	18
Deferred expenses	438	14	-	-	-	-	452
Other assets	5,509	1,568	149	357	9,032	(9,084)	7,530
Total assets	**182,221**	**126,923**	**6,968**	**1,551**	**12,760**	**(13,190)**	**317,233**
Liabilities							
Reinsurance contract liabilities	7	4	184	-	-	-	195
Insurance contract liabilities	130,447	44,705	5,208	-	-	(4,292)	176,067
Investment contracts with DPF	-	21,269	12	-	-	-	21,281
Investment contracts without DPF	39,170	58,644	-	-	-	-	97,814
Other liabilities	7,744	1,056	220	326	3,264	(230)	12,380
Total liabilities	**177,368**	**125,678**	**5,624**	**326**	**3,264**	**(4,522)**	**307,738**

On December 31, 2024	Americas	United Kingdom	International	Asset management	Holding and other activities	Eliminations	Total
Assets							
Cash and Cash equivalents	1,049	231	110	162	1,917	-	3,469
Investments	173,726	118,218	1,599	162	11	-	293,716
Investments in joint ventures	-	-	1,020	483	-	-	1,503
Investments in associates	-	-	-	289	2,833	-	3,122
Reinsurance contract assets	15,968	3	5,183	-	-	(5,133)	16,021
Insurance contract assets	122	-	3	-	-	-	125
Deferred expenses	473	17	-	-	-	-	490
Other assets	6,622	1,585	163	438	8,251	(8,114)	8,944
Total assets	**197,960**	**120,054**	**8,078**	**1,534**	**13,011**	**(13,247)**	**327,390**
Liabilities							
Reinsurance contract liabilities	90	5	208	-	-	-	303
Insurance contract liabilities	142,996	44,339	6,243	-	-	(5,219)	188,359
Investment contracts with DPF	-	22,332	-	-	-	-	22,332
Investment contracts without DPF	40,728	50,942	-	-	-	-	91,669
Other liabilities	10,318	988	226	378	3,698	(192)	15,414
Total liabilities	**194,131**	**118,605**	**6,676**	**378**	**3,698**	**(5,411)**	**318,077**

Investments in the above table are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments

	Americas	United Kingdom	International	Asset Management	Holding and other activities	**2025 Total**
Shares	211	15,315	60	9	-	15,595
Debt securities	48,104	6,871	1,125	102	-	56,202
Unconsolidated investment funds	92,292	98,164	215	-	-	190,671
Loans	9,753	1,714	3	-	11	11,481
Other financial assets	7,900	2,627	67	119	-	10,713
Investments in real estate	24	437	19	-	-	479
Total investments on balance sheet	**158,284**	**125,128**	**1,487**	**230**	**11**	**285,141**
Off-balance sheet investments third parties	220,501	158,105	4,602	223,228	-	606,437
Total revenue-generating investments	**378,786**	**283,233**	**6,089**	**223,459**	**11**	**891,578**
Investments						
Financial assets measured at FVOCI						
- Backing insurance contracts without direct part.	39,952	-	1,158	-	-	41,109
- Non-insurance related assets	8,540	-	7	100	-	8,648
Financial assets measured at FVPL						
- Backing direct part. insurance contracts	65,746	43,592	243	-	-	109,580
- Backing insurance contracts without direct part.	6,811	990	43	-	-	7,845
- Backing direct part. investment contracts	-	21,441	-	-	-	21,441
- Non-insurance related assets	27,540	58,668	18	94	-	86,320
Financial assets measured at amortized cost	9,671	-	1	36	11	9,719
Investments in real estate	24	437	19	-	-	479
Total investments on balance sheet	**158,284**	**125,128**	**1,487**	**230**	**11**	**285,141**

	Americas	United Kingdom	International	Asset Management	Holding and other activities	2024 Total
Shares	256	15,196	54	9	-	15,515
Debt securities	52,572	6,952	1,279	88	-	60,890
Unconsolidated investment funds	101,401	91,172	202	-	-	192,775
Loans	10,679	2,051	2	-	11	12,743
Other financial assets	8,778	2,389	45	66	-	11,278
Investments in real estate	40	457	17	-	-	514
Total investments on balance sheet	**173,726**	**118,218**	**1,599**	**162**	**11**	**293,716**
Off-balance sheet investments third parties	228,398	149,282	4,507	221,192	-	603,380
Total revenue-generating investments	**402,124**	**267,500**	**6,106**	**221,354**	**11**	**897,096**
Investments						
Financial assets measured at FVOCI						
- Backing insurance contracts without direct participation	45,424	-	1,332	-	-	46,757
- Non-insurance related assets	7,906	-	7	46	-	7,959
Financial assets measured at FVPL						
- Backing direct participation insurance contracts	73,233	43,712	222	-	-	117,167
- Backing insurance contracts without direct participation	7,457	1,140	19	-	-	8,616
- Backing direct participation investment contracts	-	23,687	-	-	-	23,687
- Non-insurance related assets	29,068	49,222	-	80	-	78,371
Financial assets measured at amortized cost	10,597	-	1	36	11	10,645
Investments in real estate	40	457	17	-	-	514
Total investments on balance sheet	**173,726**	**118,218**	**1,599**	**162**	**11**	**293,716**

Insurance, reinsurance and investment contracts with discretionary participation features

	Americas	United Kingdom	International	Eliminations	Total
2025					
Insurance contracts					
Direct participation contracts	67,074	44,188	246	-	111,508
Without direct participation contracts	63,355	517	4,918	(4,292)	64,497
Contracts measured under the PAA	-	-	44	-	44
Investment contracts with DPF					
Direct participation contracts	-	21,269	-	-	21,269
Without direct participation contracts	-	-	12	-	12
Insurance contracts and investment contracts with DPF	**130,429**	**65,974**	**5,220**	**(4,292)**	**197,331**
Reinsurance contracts held	17,086	(3)	3,981	(4,106)	16,958
2024					
Insurance contracts					
Direct participation contracts	74,446	43,744	219	-	118,409
Without direct participation contracts	68,428	595	5,980	(5,219)	69,784
Contracts measured under the PAA	-	-	41	-	41
Investment contracts with DPF					
Direct participation contracts	-	22,332	-	-	22,332
Insurance contracts and investment contracts with DPF	**142,874**	**66,671**	**6,239**	**(5,219)**	**210,565**
Reinsurance contracts held	15,878	(2)	4,975	(5,133)	15,719

6 Insurance revenue

	2025		2024		2023	
	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF
Expected insurance claims and expenses	7,194	26	7,870	32	8,383	32
Earnings released from CSM	930	37	958	33	952	17
Release of risk adjustment	265	14	295	14	340	15
Recovery of acquisition cash flows	538	-	553	-	558	-
Other	(20)	-	(19)	-	(39)	-
Contracts measured under Non-PAA [1]	**8,906**	**77**	**9,656**	**80**	**10,195**	**64**
Contracts measured under the PAA	114	-	104	-	127	-
Total Insurance revenue	**9,020**	**77**	**9,761**	**80**	**10,322**	**64**

1   This includes contracts measured under the General model and Variable fee approach.

The following table shows the revenue recognized on insurance and investments contracts with discretionary participation features (DPF) by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Revenue recognized on contracts in-force	2025	2024	2023
Insurance contracts			
Transitioned under the modified retrospective approach	441	529	514
Transitioned under the fair value approach	7,280	8,053	8,707
Other contracts	1,299	1,178	1,101
Total revenue recognized on insurance contracts	**9,020**	**9,761**	**10,322**
Investment contracts with DPF			
Transitioned under the fair value approach	77	80	64
Total revenue recognized on investment contracts with DPF	**77**	**80**	**64**

7 Insurance service expenses

	2025		2024		2023	
	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF
Incurred claims and expenses	(7,601)	(30)	(7,954)	(43)	(8,404)	(36)
Experience adjustments on incurred claims	(1)	-	(14)	-	(17)	-
Onerous contract losses (and reversals)	(1,127)	(2)	(1,109)	-	(1,079)	-
Amortization of acquisition cash flows	(538)	-	(553)	-	(558)	-
Contracts measured under Non-PAA	**(9,267)**	**(32)**	**(9,629)**	**(43)**	**(10,058)**	**(36)**
Contracts measured under the PAA	(123)	-	(118)	-	(132)	-
Total Insurance service expenses	**(9,391)**	**(32)**	**(9,747)**	**(43)**	**(10,190)**	**(36)**

8 Net income / (expenses) on reinsurance held

	2025	2024	2023
Assumption changes that adjust underlying onerous contracts	33	56	31
Experience adjustments that adjust underlying onerous contracts	586	398	516
CSM recognized for service received	(11)	(14)	(26)
Release of risk adjustment	(72)	(83)	(118)
Experience adjustments on current service	300	(36)	(217)
Experience adjustments on incurred claims	-	3	(2)
New reinsurance contracts issued/acquired	1	1	(17)
Initial recognition of onerous underlying contracts	-	-	12
Establishing of loss recovery component from onerous underlying contracts	-	-	7
Reversals of loss recovery component from onerous underlying contracts	-	(1)	(3)
Contracts measured under Non-PAA	**837**	**325**	**181**
Contracts measured under the PAA	(1)	-	1
Net income / (expenses) on reinsurance held	**836**	**325**	**182**

9 Insurance net investment result

	Note	Insurance contracts Direct part.	Without direct part.	Investment contracts with DPF Direct part.	2025 Total
Insurance investment return					
Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,683	-	2,683
Interest income from instruments measured at FVPL	9.2	234	248	133	615
Other investment income	9.3	785	10	403	1,198
Results from financial transactions	9.4	13,395	(131)	2,367	15,632
Impairment (losses) / reversals	9.5	-	(46)	-	(46)
Interest expenses		-	(135)	-	(135)
Profit or loss impacts		**14,415**	**2,630**	**2,903**	**19,948**
Unrealized gains / (losses) on financial assets (FVOCI)		-	1,331	-	1,331
Realized gains / (losses) on disposal of financial assets(FVOCI)		-	312	-	312
OCI impacts		**-**	**1,643**	**-**	**1,643**
Total insurance investment return		**14,415**	**4,272**	**2,903**	**21,590**
Insurance finance income / (expenses) – General model					
Interest accreted to insurance contracts		-	(3,021)	-	(3,021)
Interest rate and other financial assumption changes		-	(1,771)	-	(1,771)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	128	-	129
Insurance finance income / (expenses) – Variable fee approach					
Change in fair value of underlying assets		(14,316)	-	(2,916)	(17,232)
Change in fulfillment value - risk mitigation option		836	-	-	836
Total insurance finance income / (expenses)		**(13,480)**	**(4,663)**	**(2,916)**	**(21,059)**
Represented by:					
Amounts recognized in profit or loss		(13,488)	(3,823)	(2,916)	(20,227)
Amounts recognized in OCI		8	(841)	-	(833)
Reinsurance finance income / (expenses) on reinsurance held					
Interest accreted to reinsurance contracts		-	580	-	580
Interest rate and other financial assumption changes		-	183	-	183
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(82)	-	(82)
Changes in risk of non-performance of reinsurers		-	2	-	2
Total reinsurance finance income / (expenses) on reinsurance held		**-**	**683**	**-**	**683**
Represented by:					
Amounts recognized in profit or loss		-	564	-	564
Amounts recognized in OCI		-	119	-	119
Insurance net investment result		**935**	**292**	**(13)**	**1,214**
Represented by:					
Amounts recognized in profit or loss		927	(629)	(13)	285
Amounts recognized in OCI		8	921	-	929

	Note	Insurance contracts Direct part.	Without direct part.	Investment contracts with DPF Direct part.	2024 Total
Insurance investment return					
Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,720	-	2,720
Interest income from instruments measured at FVPL	9.2	197	308	132	637
Other investment income	9.3	816	10	514	1,340
Results from financial transactions	9.4	10,192	(223)	1,624	11,593
Impairment (losses) / reversals	9.5	-	(190)	-	(190)
Interest expenses		-	(171)	-	(171)
Profit or loss impacts		**11,204**	**2,454**	**2,271**	**15,929**
Gains / (losses) on investments in equity instruments (FVOCI)		-	1	-	1
Unrealized gains / (losses) on financial assets (FVOCI)		-	(1,101)	-	(1,101)
Realized gains / (losses) on disposal of financial assets(FVOCI)		-	70	-	70
OCI impacts		**-**	**(1,030)**	**-**	**(1,030)**
Total insurance investment return		**11,204**	**1,424**	**2,271**	**14,899**
Insurance finance income / (expenses) – General model					
Interest accreted to insurance contracts		-	(3,096)	-	(3,096)
Interest rate and other financial assumption changes		-	1,921	-	1,921
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(121)	-	(121)
Insurance finance income / (expenses) – Variable fee approach					
Change in fair value of underlying assets		(12,719)	-	(2,270)	(14,990)
Change in fulfilment value - risk mitigation option		2,029	-	-	2,029
Total insurance finance income / (expenses)		**(10,690)**	**(1,296)**	**(2,270)**	**(14,256)**
Represented by:					
Amounts recognized in profit or loss		(10,699)	(3,537)	(2,270)	(16,506)
Amounts recognized in OCI		9	2,241	-	2,250
Reinsurance finance income / (expenses) on reinsurance held					
Interest accreted to reinsurance contracts		-	606	-	606
Interest rate and other financial assumption changes		-	(627)	-	(627)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	82	-	82
Changes in risk of non-performance of reinsurers		-	(5)	-	(5)
Total reinsurance finance income / (expenses) on reinsurance held		**-**	**55**	**-**	**55**
Represented by:					
Amounts recognized in profit or loss		-	611	-	611
Amounts recognized in OCI		-	(556)	-	(556)
Insurance net investment result		**514**	**183**	**-**	**697**
Represented by:					
Amounts recognized in profit or loss		505	(472)	-	34
Amounts recognized in OCI		9	655	-	663

	Note	Insurance contracts Direct part.	Insurance contracts Without direct part.	Investment contracts with DPF Direct part.	2023 Total
Insurance investment return					
Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,738	-	2,738
Interest income from instruments measured at FVPL	9.2	231	369	137	737
Other investment income	9.3	845	11	427	1,283
Results from financial transactions	9.4	11,446	(467)	1,322	12,302
Impairment (losses) / reversals	9.5	-	(86)	-	(86)
Interest expenses		-	(218)	-	(218)
Profit or loss impacts		**12,523**	**2,347**	**1,886**	**16,756**
Unrealized gains / (losses) on financial assets (FVOCI)		-	1,311	-	1,311
Realized gains / (losses) on disposal of financial assets (FVOCI)		-	577	-	577
OCI impacts		**-**	**1,888**	**-**	**1,888**
Total insurance investment return		**12,523**	**4,235**	**1,886**	**18,644**
Insurance finance income / (expenses) – General model					
Interest accreted to insurance contracts		-	(3,098)	-	(3,098)
Interest rate and other financial assumption changes		-	(1,587)	-	(1,587)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(421)	-	(421)
Insurance finance income / (expenses) – Variable fee approach					
Change in fair value of underlying assets		(13,730)	-	(1,921)	(15,651)
Change in fulfilment value - risk mitigation option		1,493	-	-	1,493
Insurance finance income / (expenses) – Premium allocation approach					
Insurance finance expenses from PAA contracts		-	(12)	-	(12)
Total insurance finance income / (expenses)		**(12,237)**	**(5,118)**	**(1,921)**	**(19,276)**
Represented by:					
Amounts recognized in profit or loss		(12,244)	(3,485)	(1,921)	(17,650)
Amounts recognized in OCI		7	(1,633)	-	(1,626)
Reinsurance finance income / (expenses) on reinsurance held					
Interest accreted to reinsurance contracts		-	630	-	630
Interest rate and other financial assumption changes		-	283	-	283
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	148	-	148
Changes in risk of non-performance of reinsurers		-	(12)	-	(12)
Total reinsurance finance income / (expenses) on reinsurance held		**-**	**1,048**	**-**	**1,048**
Represented by:					
Amounts recognized in profit or loss		-	699	-	699
Amounts recognized in OCI		-	349	-	349
Insurance net investment result		**285**	**165**	**(34)**	**415**
Represented by:					
Amounts recognized in profit or loss		278	(440)	(34)	(196)
Amounts recognized in OCI		7	604	-	611

During 2025, 2024 and 2023, Aegon did not change the basis of disaggregation of Insurance finance income / (expenses) between the Income statement and OCI.

9.1 Interest revenue on financial instruments calculated using the effective interest method

Insurance contracts without direct participation	2025	2024	2023
Debt securities and money market instruments	2,211	2,233	2,166
Loans	421	428	433
Other	52	60	139
For the year ended December 31	**2,683**	**2,720**	**2,738**

9.2 Interest income from instruments measured at FVPL

	Insurance contracts		Investment contracts with DPF	
	Direct part.	Without direct part.	Direct part.	Total
Non-derivative assets applying the fair value option	234	(10)	133	357
Non-derivative assets failing the SPPI criteria	-	258	-	258
For the year ended December 31, 2025	**234**	**248**	**133**	**615**
Derivatives to which hedge accounting was not applied	-	(4)	-	(4)
Non-derivative assets applying the fair value option	197	11	132	340
Non-derivative assets failing the SPPI criteria	-	301	-	301
For the year ended December 31, 2024	**197**	**308**	**132**	**637**
Non-derivative assets applying the fair value option	231	54	137	422
Non-derivative assets failing the SPPI criteria	-	315	-	315
For the year ended December 31, 2023	**231**	**369**	**137**	**737**

9.3 Other investment income

	Insurance contracts		Investment contracts with DPF	
	Direct part.	Without direct part.	Direct part.	Total
Dividend income	769	11	394	1,174
Rental income	16	(1)	10	25
For the year ended December 31, 2025	**785**	**10**	**403**	**1,198**
Dividend income	801	12	504	1,317
Rental income	15	(2)	10	23
For the year ended December 31, 2024	**816**	**10**	**514**	**1,340**
Dividend income	828	12	417	1,257
Rental income	17	(2)	11	26
For the year ended December 31, 2023	**845**	**11**	**427**	**1,283**

9.4 Results from financial transactions

	Insurance contracts		Investment contracts with DPF	**2025**
	Direct part.	Without direct part.	Direct part.	Total
Net fair value change of financial investments at FVPL (excl. derivatives)				
Shares	1,010	12	542	1,565
Debt securities and money market investments	95	1,358	54	1,507
Unconsolidated investment funds	12,074	-	1,775	13,849
Loans	-	4	-	4
Other	-	86	-	86
	13,179	**1,459**	**2,371**	**17,010**
Net fair value change of derivatives				
Economic hedges where no hedge accounting is applied	(1)	41	(7)	33
Change in fair value of hedges on guarantees in products with DPF	213	-	-	213
Ineffective portion of hedge transactions to which hedge accounting is applied	-	(2)	-	(2)
	212	**39**	**(7)**	**244**
Realized gains and (losses) on financial investments				
Debt securities and money market investments	-	(2)	-	(2)
Loans	-	7	-	7
	-	**5**	**-**	**5**
Realized gains and (losses) on financial investments comprised of:				
Investments measured at FVOCI	-	(2)	-	(2)
Investments measured at amortized cost	-	7	-	7
Other				
Gains / (losses) on investments in real estate	4	-	3	7
Net fair value change on investments in real estate	-	9	-	9
	4	**9**	**3**	**15**
For the year ended December 31, 2025	**13,395**	**1,512**	**2,367**	**17,275**
Represented by:				
Assets designated at FVPL	13,183	(305)	2,374	15,252
Assets mandatorily measured at FVPL	212	174	(7)	380
Other	-	1,643	-	1,643

	Insurance contracts		Investment contracts with DPF	**2024**
	Direct part.	Without direct part.	Direct part.	Total
Net fair value change of financial investments at FVPL (excl. derivatives)				
Shares	996	(4)	639	1,632
Debt securities and money market investments	(164)	(1,145)	(107)	(1,416)
Unconsolidated investment funds	10,819	-	1,215	12,034
Other	-	(90)	-	(90)
	11,651	**(1,240)**	**1,748**	**12,159**
Net fair value change of derivatives				
Economic hedges where no hedge accounting is applied	(167)	(17)	(127)	(311)
Change in fair value of hedges on guarantees in products with DPF	(1,297)	-	-	(1,297)
	(1,464)	**(17)**	**(127)**	**(1,608)**
Realized gains and (losses) on financial investments				
Debt securities and money market investments	-	(1)	-	(1)
Loans	-	4	-	4
	-	**3**	**-**	**3**
Realized gains and (losses) on financial investments comprised of:				
Investments measured at FVOCI	-	(1)	-	(1)
Investments measured at amortized cost	-	4	-	4
Other				
Gains / (losses) on investments in real estate	5	-	3	8
Net fair value change on investments in real estate	-	1	-	1
	5	**1**	**3**	**9**
For the year ended December 31, 2024	**10,192**	**(1,253)**	**1,624**	**10,563**
Represented by:				
Assets designated at FVPL	11,655	(127)	1,751	13,280
Assets mandatorily measured at FVPL	(1,464)	(96)	(127)	(1,686)
Other	-	(1,030)	-	(1,030)

	Insurance contracts		Investment contracts with DPF	**2023**
	Direct part.	Without direct part.	Direct part.	Total
Net fair value change of financial investments at FVPL (excl. derivatives)				
Shares	800	13	413	1,225
Debt securities and money market investments	55	1,366	36	1,457
Unconsolidated investment funds	11,800	11	939	12,750
Other	-	15	-	15
	12,655	**1,404**	**1,388**	**15,447**
Net fair value change of derivatives				
Economic hedges where no hedge accounting is applied	(95)	29	(48)	(114)
Bifurcated embedded derivatives	-	(1)	-	(1)
Change in fair value of hedges on guarantees in products with DPF	(1,085)	-	-	(1,085)
Ineffective portion of hedge transactions to which hedge accounting is applied	-	3	-	3
	(1,181)	**31**	**(48)**	**(1,197)**
Realized gains and (losses) on financial investments				
Loans	-	(15)	-	(15)
	-	**(16)**	**-**	**(16)**
Realized gains and (losses) on financial investments comprised of:				
Investments measured at amortized cost	-	(15)	-	(15)
Other				
Gains / (losses) on investments in real estate	(28)	-	(18)	(46)
Net fair value change on investments in real estate	-	2	-	2
	(28)	**2**	**(18)**	**(44)**
For the year ended December 31, 2023	**11,446**	**1,421**	**1,322**	**14,190**
Represented by:				
Assets designated at FVPL	12,627	(562)	1,370	13,435
Assets mandatorily measured at FVPL	(1,181)	95	(48)	(1,134)
Other	-	1,888	-	1,888

9.5 Impairment (losses) / reversals

Insurance contracts without direct participation	2025	2024	2023
Impairment (losses) on financial assets, excluding receivables			
Debt securities and money market investments	(107)	(103)	(77)
Loans	57	(88)	(15)
Impairment reversals on financial assets, excluding receivables			
Debt securities and money market investments	9	3	37
Impairment (losses) / reversals on non-financial assets and receivables	(5)	(3)	(31)
For the year ended December 31	**(46)**	**(190)**	**(86)**

Impairment losses in 2025 decreased by EUR 144 million to EUR 46 million mainly due to lower expected credit loss (ECL) balance in Aegon US for mortgages following more favorable economic scenario output and real estate occupancy rates.

10 Other net investment result

	Note	2025	2024	2023
Interest revenue on financial instruments calculated using the effective interest method	**10.1**	636	605	599
Interest income from instruments measured at FVPL	**10.2**	217	186	89
Other investment income	**10.3**	825	729	550
Results from financial transactions	**10.4**	10,065	7,634	6,929
Impairment (losses) / reversals	**10.5**	(22)	(47)	(33)
Investment contract income / (expenses)		(11,372)	(8,781)	(7,851)
Interest expenses		(18)	(32)	(45)
For the year ended December 31		**331**	**294**	**238**

10.1 Interest revenue on financial instruments calculated using the effective interest method

	2025	2024	2023
Debt securities and money market instruments	557	484	457
Other	80	121	142
For the year ended December 31	**636**	**605**	**599**

10.2 Interest income from instruments measured at FVPL

	2025	2024	2023
Non-derivative assets applying the fair value option	74	65	89
Non-derivative assets failing the SPPI criteria	15	13	-
Non-derivative assets - PH designated	129	108	-
For the year ended December 31	**217**	**186**	**89**

10.3 Other investment income

	2025	2024	2023
Dividend income	819	724	547
Rental income	6	4	3
For the year ended December 31	**825**	**729**	**550**

10.4 Results from financial transactions

	2025	2024	2023
Net fair value change of financial investments at FVPL (excl. derivatives)			
Shares	421	368	195
Debt securities and money market investments	47	(55)	46
Unconsolidated investment funds	9,578	7,367	6,805
Other	1	-	-
	10,047	**7,680**	**7,047**
Net fair value change of derivatives			
Economic hedges where no hedge accounting is applied	43	(38)	(8)
Bifurcated embedded derivatives	-	3	5
Change in fair value of hedges on guarantees in investment contracts without DPF	-	(2)	-
Ineffective portion of hedge transactions to which hedge accounting is applied	-	2	3
	43	**(35)**	**-**
Realized gains and (losses) on financial investments			
Debt securities and money market investments (FVOCI)	(28)	(11)	(113)
	(28)	**(11)**	**(113)**
Other			
Gains and (losses) on investments in real estate	1	-	-
Net fair value change on investments in real estate	2	1	(6)
Net foreign currency gains and (losses)	-	(2)	2
	3	**-**	**(4)**
For the year ended December 31	**10,065**	**7,634**	**6,929**
Represented by:			
Assets designated at FVPL	10,064	7,666	7,043
Assets mandatorily measured at FVPL	(17)	14	3
Other (i.e. FVOCI)	18	(47)	(117)

10.5 Impairment (losses) / reversals

	2025	2024	2023
Impairment (losses) on financial assets, excluding receivables			
Debt securities and money market investments	(21)	(40)	(4)
Impairment (losses) / reversals on non-financial assets and receivables	(1)	(7)	(29)
For the year ended December 31	**(22)**	**(47)**	**(33)**

11 Financing net investment result

	2025	2024	2023
Interest charges			
- Subordinated loans	(82)	(99)	(115)
- Trust pass-through securities	(8)	(9)	(9)
- Borrowings	(88)	(82)	(58)
For the year ended December 31	**(178)**	**(190)**	**(182)**

12 Fees and commission income

	2025	2024	2023
Fee from asset management and insurance distribution	2,092	2,097	1,967
Sales commission	62	55	21
Securities lending income	1	-	-
Other fee and commission income	235	226	174
For the year ended December 31	**2,390**	**2,378**	**2,163**
Included in fees and commission income:			
Fees on trust and fiduciary activities	243	253	220

13 Other operating expenses

	2025		2024		2023	
	Insurance related	Non-Insurance related	Insurance related	Non-Insurance related	Insurance related	Non-Insurance related
Policyholder claims and benefits	(6,258)	-	(6,520)	-	(6,965)	-
Onerous contract losses (and reversals)	(1,132)	-	(1,111)	-	(1,081)	-
Commissions	(1,533)	(928)	(1,449)	(937)	(1,403)	(1,069)
Handling and clearing fees	-	(27)	-	(30)	-	(32)
Right-of-use assets – interest expense	-	(6)	-	(6)	-	(7)
Employee expenses	(567)	(1,285)	(620)	(1,198)	(604)	(1,107)
Administration expenses	(523)	(684)	(500)	(785)	(551)	(780)
Deferred transaction expenses	-	43	-	35	-	29
Amortization of deferred expenses	-	(23)	-	(22)	-	(21)
Amortization of other intangibles	-	(18)	-	(17)	-	(13)
Total	**(10,012)**	**(2,928)**	**(10,200)**	**(2,961)**	**(10,604)**	**(3,000)**
Amounts attributed to acquisition cash flows	1,151		983	-	956	-
Amortization of acquisition cash flows	(538)		(553)	-	(558)	-
Amortization of acquisition cash flows PAA	(24)		(20)	-	(19)	-
Total other operating expenses	**(9,423)**	**(2,928)**	**(9,790)**	**(2,961)**	**(10,226)**	**(3,000)**

Employee expenses	2025	2024	2023
Salaries	(1,189)	(1,205)	(1,131)
Post-employment benefit costs	(133)	(127)	(125)
Social security charges	(119)	(118)	(107)
Other personnel costs	(352)	(310)	(294)
Shares	(59)	(58)	(54)
Total	**(1,852)**	**(1,818)**	**(1,711)**
Included in employee expenses:			
Defined contribution expenses	(61)	(61)	(57)

Other operating expenses that arise directly from or can be allocated to the fulfillment of insurance contracts or investment contracts with discretionary participation features are considered insurance service expenses and recognized in the income statement as services under the contract are provided (see note 7 Insurance service expenses). Other operating expenses that do not meet the definition of fulfillment cash flows, including unexpected amounts of waste labor and other resources (e.g. start-up costs of new businesses), are expensed when incurred.

Short-term incentive compensation
Certain Aegon employees, including the Executive Director and a small number of senior management, receive short-term incentive (STI) compensation, based on Aegon's performance, the employee's unit performance and individual performance against predefined financial and nonfinancial performance metrics and targets, as well as the continued employment of the employee. While most participants are paid in cash after the one-year performance period, selected senior employees will be paid partially in cash and partially in Aegon shares. The grant price of these shares is equal to the volume-weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period from December 15 preceding the plan year and January 15 of the plan year. The shares component of STI is deferred for two years, or for three years when the employee is classified as a Material Risk Taker in accordance with BMA Insurance Code of Conduct or other regulatory directives as applicable to their sector and location. These shares vest after the Board of Directors adopt the Company's Annual Accounts following the last deferral year. Employees are not eligible to receive a dividend during the deferral period of STI awards. In exceptional cases, the short-term incentive may be adjusted downwards before allocation or pay-out (malus) or after pay-out (claw back), taking into account the outcomes of an ex-ante or ex-post risk assessment.

Long-term incentive compensation
Beginning in 2024, the Executive Director and select senior management may participate in a long-term incentive (LTI) plan designed to align with shareholder interests. This performance-based restricted stock plan is settled in Aegon shares after a three-year performance period. The grant price of these shares is equal to the volume-weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. Dividend equivalents are accumulated and paid after the performance period. The awarded

LTI shares shall vest and be released following the adoption of the company's Annual Accounts by the Board of Directors, following the last performance year. For the Executive Director, the paid-out shares are subject to an additional two-year holding period that continues post-employment, during which time they cannot be sold. In exceptional cases, the long-term incentive may be adjusted downwards before allocation or pay-out (malus) or after pay-out (claw back), after considering the outcomes of an ex-ante or ex-post risk assessment.

Shares as fixed compensation

Selected Executive Committee members and other senior employees receive part of their fixed compensation in Aegon shares, in addition to cash. The grant price of these shares is equal to the volume-weighted average price (VWAP) on Euronext Amsterdam during the period between December 15 preceding the plan year through January 15 of the plan year. Once allocated, these shares are unconditional and not tied to continued employment. They vest following Board approval of the Annual Accounts for the last financial year in the performance period. In the former case, these paid-out shares are subject to an additional holding period of three years, while in the latter case, there is no holding period after payout. During the holding period (if applicable), the employee is not allowed to sell these shares. No dividends are paid during the deferral period.

Shares for Non-Executive Directors

Non-Executive Directors receive around 75% of their annual Board fee in cash and 25% in fixed Aegon shares. The grant price of these shares is equal to the volume-weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period from December 15 preceding the plan year to January 15 of the plan year.

These shares vest after the completion of the calendar year. Dividend equivalents accrued during the calendar year are payable as additional Aegon shares at the time of vesting, with no dependence on any performance condition. Shares are not forfeited when the Board membership of a Non-Executive Director ends before vesting. Shares granted to Non-Executive Directors do not have a holding period or a deferral period.

Shares as part of a sign-on arrangement

Employees may receive a sign-on package in cash and Aegon shares, in line with the applicable rules and regulations. Allocated shares are conditional on continued employment and typically cliff-vest after one, two, and three years. Payout occurs only after Board approval of the Annual Accounts following the final deferral year. No dividends are paid during the deferral period.

The overview below shows the cumulative number of shares and their status across long-term and short-term incentive plans, fixed compensation, and sign-on arrangements.

Number of shares per plan year	2021	2022	2023	2024	**2025**	Total
Conditionally granted [1]	9,449,451	7,495,307	7,932,942	8,145,463	7,941,585	40,964,748
Allocated [2]	13,297,242	10,953,082	10,831,102 [3]	8,357,507 [4]	600,544 [5]	44,039,477

1   The at-target number of shares that were conditionally granted as variable compensation for the plan year.
2   The allocated number of shares as variable compensation based on the actual performance during the plan year.
3   The number of allocated shares for 2023 has been updated to reflect the final shares allocation which became available after the publication date of the annual report 2023. In 2023, the annual report only reflected shares as part of fixed compensation and/or sign-on arrangements for a total of 1,511,212 shares.
4   The number of allocated shares for 2024 has been updated to reflect the share allocation from the 1-year performance period share plans which became available after the publication date of the annual report 2024. In 2024, the annual report only reflected shares as part of fixed compensation and/or sign-on arrangements for a total of 893,378 shares. 795,239 shares remain conditionally granted for the 2024 plan year; these are scheduled to be allocated in 2027 following completion of the 3-year performance period.
5   The number of allocated shares for 2025 only reflect the shares as part of fixed compensation and/or sign-on arrangements.

Number of shares per plan year

	2021	2022	2023	2024	2025	Total
Unvested on January 1, 2023	**13,787,592**	**9,447,642**	-	-	-	**23,235,234**
Conditionally granted as variable compensation [1]	-	-	7,932,942	-	-	7,932,942
Allocated [2]	(16,864)	1,321,701	1,511,212	-	-	2,816,049
Forfeited	(437,677)	(182,796)	(49,968)	-	-	(670,441)
Vested	(747,687)	(663,161)	(31,033)	-	-	(1,441,881)
Unvested on December 31, 2023	**12,585,364**	**9,923,386**	**9,363,153**	-	-	**31,871,903**
Conditionally granted as variable compensation [1]	-	-	-	8,145,463	-	8,145,463
Allocated [2]	3,784	19,342	1,386,948	893,378	-	2,303,452
Forfeited	(177,945)	(132,531)	(246,640)	-	-	(557,116)
Vested	(5,908,686)	(700,538)	(154,181)	(27,802)	-	(6,791,207)
Unvested on December 31, 2024	**6,502,517**	**9,109,659**	**10,349,280**	**9,011,039**	-	**34,972,495**
Conditionally granted as variable compensation [1]	-	-	-	-	7,941,585	7,941,585
Allocated [2]	-	-	3,303	113,905	600,544	717,752
Forfeited	-	(51,727)	(133,432)	(144,205)	-	(329,364)
Vested	(6,502,517)	(4,199,782)	(82,469)	(252,971)	(9,337)	(11,047,076)
Unvested on December 31, 2025	**-**	**4,858,150**	**10,136,682**	**8,727,768**	**8,532,792**	**32,255,392**
Grant price (in EUR) [3]	3.293	4.491	4.833	5.262	5.771	
Fair value of shares at grant date (in EUR) [4]	1.625 to 3.978	3.341 to 5.061	3.555 to 4.524	3.7100 to 6.3268	3.7060 to 6.9861	

1   The at-target number of shares that were conditionally granted as variable compensation for the plan year.
2   Shares that are already allocated during a plan year are a combination of shares as part of fixed compensation or a sign-on arrangement (e.g. the 600,544 shares allocated during the calendar year 2025 in relation to the 2025 plan year). Shares that are allocated in the calendar year after a plan year, concern the difference between the conditionally granted shares for that plan year and the actual number of shares that have been allocated as variable compensation (e.g. the 113,905 share correction during 2025 for the 2024 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2025, a correction of 3,303 shares was made in relation to the 2023 plan year).
3   This is the volume weighted-average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2025 plan year, this is the VWAP for the period December 15, 2024 to January 15, 2025.
4   These fair values are adjusted for expected dividend (when the participants are not eligible during the deferral period) and for the impact of relative total shareholder return as performance indicator for variable compensation (where applicable).

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares are paid out. This means that Aegon will not sell shares on the market but hold these shares within Aegon and settle directly with the tax authorities in cash.

14 Other income/(charges)

	2025	2024	2023
Other income	137	153	35
Other charges	(6)	(8)	(92)
For the year ended December 31	**130**	**145**	**(57)**

Other income in 2025 mainly relates to the proceeds from the sale of 12.5 million shares in a.s.r.

Other income in 2024 mainly reflects a gain on the completion of the transfer of the legal ownership of the UK individual protection book to Royal London (EUR 46 million) and a gain on the disposal of a portfolio of insurance contracts and related reinsurance contracts in the US (EUR 57 million).

The other charges in 2023 mainly relate to the book loss of the divestment of Aegon's businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 78 million.

15 Income tax

	2025	2024	2023
Current year	(58)	(19)	(4)
Adjustments to prior years	16	20	9
Total current tax	**(42)**	**1**	**5**
(Origination) / reversal of temporary differences	12	31	247
Changes in tax rates / bases	(3)	-	(1)
Changes in deferred tax assets [1]	9	-	(9)
Non-recognition of deferred tax assets	(61)	13	(61)
Adjustments to prior years	20	(29)	27
Total deferred tax (note 34)	**(22)**	**15**	**204**
Income tax benefit / (charge) for the year ended December 31	**(65)**	**16**	**209**

[1] Changes due to recognition / write off of previously not recognized / recognized tax losses, tax credits, and deductible temporary differences.

Reconciliation between standard and effective income tax	**2025**	2024	2023
Result before tax from continuing operations	**1,045**	**660**	**(391)**
Income tax calculated using weighted average applicable statutory tax rates	(187)	(119)	94
Differences due to the effects of:			
Non-taxable income	76	44	39
Non-tax-deductible expenses	(9)	(12)	(12)
Changes in tax rate/base	(3)	-	(1)
Different tax rates on overseas earnings	(3)	(4)	(3)
Tax credits	36	41	34
Other taxes	(31)	(9)	-
Adjustments to prior years	35	(9)	36
Changes in deferred tax assets as a result of recognition / write-off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	10	1	(9)
Non-recognition of deferred tax assets	(61)	(28)	(20)
Tax effect of profit / (losses) from joint ventures and associates	75	110	47
Other	(2)	1	3
Total differences	**123**	**135**	**115**
Income tax benefit / (charge) for the year ended December 31	**(65)**	**16**	**209**

In September 2023, the legal seat of Aegon N.V. was redomiciled to Bermuda. Headquarters remained in the Netherlands and the company remained a Dutch tax resident.

Aegon is within the scope of the OECD Pillar Two model rules. Aegon has performed an assessment of its potential exposure to Pillar Two income taxes based on the 2025 financial information for the constituent entities in the Group. Based on the performed analysis, applying both the temporary safe harbors and detailed calculations, Aegon expects no top-up tax for 2025. Aegon continues to monitor Pillar Two legislative developments, as additional guidance may be released, to evaluate the potential future impact on its consolidated results of operations and financial position.

The weighted average applicable statutory tax rate for 2025 is 17.9% (2024: 18.0%). The lower weighted average applicable statutory tax rate compared to the statutory tax rate is mainly due to the relatively high contribution of income before tax in the equity accounted joint ventures and associates in 2025 which is presented net of tax in the consolidated income statement. The weighted average applicable statutory tax rate is driven by the mix of profits and losses in each jurisdiction and the relevant statutory tax rate. Including the income tax on equity accounted joint ventures and associates, the weighted average applicable statutory tax rate for 2025 is 23.7% (2024: 24.9%).

Non-taxable income in 2025 is comprised of the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands.

Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

Other taxes mainly relate to policyholder taxes in the United Kingdom and state taxes in the United States.

In 2025, adjustments to prior years mainly relate to the release of tax provisions.

Non-recognition of deferred tax assets in 2025 includes the valuation allowance for state tax losses in the United States, and interest expenses and tax losses in The Netherlands.

The following tables present income tax related to components of other comprehensive income and retained earnings.

Income tax related to items of other comprehensive income	2025	2024	2023
Remeasurements of defined benefit plans	(4)	1	17
Items that will not be reclassified to profit or loss	**(4)**	**1**	**17**
Unrealized (Gains) / losses on revaluation of FVOCI investments	(419)	237	(487)
Revaluation reserve - Insurance contracts	174	(530)	397
Revaluation reserve - Reinsurance contracts	(22)	177	(126)
Changes in cash flow hedging reserve	49	45	42
Movement in foreign currency translation and net foreign investment hedging reserve	-	7	3
Items that may be reclassified subsequently to profit or loss	**(218)**	**(64)**	**(171)**
Total	**(222)**	**(63)**	**(154)**

Income tax related to items recognized in retained earnings	2025	2024	2023
Equity instruments	15	(8)	17
Other	1	7	1
Total	**16**	**(1)**	**18**

16 Earnings per share

The Group has applied the option from IAS 32 to recognize some of the Group's ordinary shares held as underlying assets of direct participation contracts as if they were financial assets. These shares are treated as outstanding shares (i.e. not treasury shares) and therefore not deducted from the number of shares outstanding.

Basic earnings per share

Basic earnings per share is calculated by dividing the net result attributable to owners, after the deduction of coupons on perpetual securities, by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (see note 25.1 Share capital – par value and 25.3 Treasury shares respectively).

	2025	2024	2023
Net result attributable to owners of Aegon Ltd.	977	688	(179)
Coupons on perpetual securities	(53)	(77)	(48)
Net result attributable to owners for basic earnings per share calculation	**925**	**611**	**(227)**
Net result attributable to common shareholders	920	608	(225)
Net result attributable to common shareholders B	5	4	(1)
Weighted average number of common shares outstanding (in millions)	1,553	1,630	1,879
Weighted average number of common shares B outstanding (in millions)	345	380	490
Basic earnings per common share (EUR per share)	0.59	0.37	(0.12)
Basic earnings per common share B (EUR per share)	0.01	0.01	-

Diluted earnings per share

The diluted earnings per share equaled the basic earnings per share for all years disclosed, as there were no long-term incentive plans that were considered dilutive.

17 Dividend per common share

Aegon declared interim and final dividends on common shares and common share B for the years 2023 through 2025. The dividend per common share, in EUR and USD, are presented in the following table. The interim and final dividends on common share B, based on its financial rights, are 1/40th of a common share. Aegon distributes dividends in cash.

Year	EUR			USD		
	Interim	Final	Total	Interim	Final	Total
2025	0.19	0.21[1]	0.40	0.22	n.a.	n.a.
2024	0.16	0.19	0.35	0.18	0.22	0.40
2023	0.14	0.16	0.30	0.15	0.17	0.32

1   Proposed.

18 Cash and cash equivalents

	2025	2024	2023
Cash at bank and in hand	1,165	1,478	1,614
Short-term deposits	315	152	340
Money market investments	1,253	1,838	2,120
On December 31	**2,733**	**3,469**	**4,074**
Cash collateral related to securities lending, repurchase agreements and margins on derivatives transactions	1,972	2,240	3,416
Income from security lending programs	3	4	7
Weighted effective interest rate on short-term deposits	2.13%	3.17%	3.90%
Average maturity on short-term deposits (in days)	2	5	11

The disclosed carrying amounts reasonably approximate fair values at year-end.

See note 40 Transfers of financial assets for details on collateral received and paid. For cash collateral received related to securities lending, repurchase agreements, and margins on derivatives transactions, a corresponding liability to repay the cash is recognized in other liabilities (see note 35 Other liabilities).

Cash and cash equivalent balances that are not available for use by the group is EUR 158 million (2024: EUR 141 million, 2023: EUR 98 million).

Summary cash flow statement	**2025**	2024	2023
Net cash flows from operating activities	434	762	864
Net cash flows from investing activities	1,010	300	(1,996)
Net cash flows from financing activities	(2,035)	(1,755)	(3,241)
Net increase / (decrease) in cash and cash equivalents	**(591)**	**(694)**	**(4,373)**
Net cash and cash equivalents on December 31, are impacted by:			
Positive (negative) effects of changes in exchange rates	(144)	88	(38)

Analysis of cash flows
2025 compared to 2024
Total net cash flow from operating activities decreased by EUR 328 million to an EUR 434 million inflow (2024: EUR 762 million inflow). The decrease is mainly driven by a lower cash result (result before tax adjusted for non-cash items), and by changes in accruals (see note 36 Accruals).

Net cash flows from investing activities increased by EUR 710 million to an EUR 1,010 million inflow (2024: EUR 300 million inflow). The increase mainly reflects proceeds from reducing the investment in associate ASR Netherland N.V.(see note 21 Investments in joint ventures and associates).

Net cash flows from financing activities increased by EUR 280 million to an EUR 2,035 million outflow(2024: EUR 1,755 million outflow). The increase is mainly driven by a higher net repayment from borrowings (refer to the table below 'Reconciliation of liabilities arising from financing activities'), partially offset by a lower cash outflow from share repurchases following Aegon's share buy back programs (see note 25.3 Treasury shares).

Reconciliation of liabilities arising from financing activities
The table below presents a reconciliation of liabilities arising from financing activities, split between changes from financing cash flows and non-cash changes, as reported in the consolidated statement of financial position

| 2025 | On January 1 | Financing cash flows | | Non-cash changes | | | | On December 31 |
		Addition	Repayment	Realized gains / (losses)	Fair value hedge movements	Amortization	Net exchange difference	
Subordinated borrowings	1,653	-	-	-	-	3	(195)	1,461
Trust pass-through securities	113	-	-	-	-	(1)	(13)	99
Borrowings	3,013	946	(1,707)	-	-	2	(272)	1,982
Assets held to hedge Trust pass-through securities	(20)	-	-	-	-	-	2	(17)
2024								
Subordinated borrowings	2,244	-	(700)	-	-	5	104	1,653
Trust pass-through securities	111	-	-	-	(5)	(1)	7	113
Borrowings	2,356	700	(209)	-	-	3	162	3,013
Assets held to hedge Trust pass-through securities	(14)	-	-	(5)	-	-	(1)	(20)

19 Investments

| 2025 | Insurance contracts | | Investment contracts with DPF | Non-Insurance related | **Total** |
	Direct part.	Without direct part.	Direct part.		
FVOCI – with recycling	-	41,100	-	8,647	49,747
FVOCI – no recycling	-	9	-	1	10
Amortized cost	-	7,443	-	2,276	9,719
FVPL – designated	109,580	1,637	21,441	85,222	217,880
FVPL – mandatory	-	6,207	-	1,098	7,306
Total financial assets (excl. derivatives)	**109,580**	**56,397**	**21,441**	**97,244**	**284,662**
Investments in real estate	217	42	132	87	479
Total investments	**109,798**	**56,439**	**21,573**	**97,331**	**285,141**
2024					
FVOCI – with recycling	-	46,719	-	7,958	54,677
FVOCI – no recycling	-	38	-	1	39
Amortized cost	-	8,220	-	2,425	10,645
FVPL – designated	117,167	1,926	23,687	77,400	220,180
FVPL – mandatory	-	6,690	-	970	7,661
Total financial assets (excl. derivatives)	**117,167**	**63,593**	**23,687**	**88,754**	**293,202**
Investments in real estate	237	57	150	70	514
Total investments	**117,405**	**63,651**	**23,837**	**88,823**	**293,716**

19.1 Financial assets, excluding derivatives, by measurement category

Investments - Aegon risk 2025	FVOCI (with recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	**Total**	Fair value
Shares	-	10	-	-	263	273	273
Debt securities	47,411	-	36	1,123	1,315	49,884	49,884
Money market and other short-term investments	2,308	-	-	146	1,722	4,176	4,176
Deposits with financial institutions	-	-	11	-	-	11	11
Loans	-	-	9,672	82	-	9,754	8,985
Other	28	-	-	716	4,005	4,749	4,749
Total	**49,747**	**10**	**9,719**	**2,066**	**7,306**	**68,848**	**68,078**
2024							
Shares	-	39	-	-	279	317	317
Debt securities	52,211	-	36	1,400	985	54,632	54,632
Money market and other short-term investments	2,435	-	-	157	1,939	4,531	4,531
Deposits with financial institutions	-	-	11	-	-	11	11
Loans	-	-	10,598	82	-	10,680	9,462
Other	31	-	-	718	4,458	5,207	5,207
Total	**54,677**	**39**	**10,645**	**2,356**	**7,661**	**75,377**	**74,159**

In both 2025 and 2024, no significant transactions took place with respect to shares recognized at FVOCI. No dividends were received during 2025 (2024: 0).

Investments - Policyholder risk	**2025**	2024
Shares	15,321	15,198
Debt securities	6,318	6,259
Money market and other short-term investments	1,788	1,541
Unconsolidated investment funds	190,671	192,775
Deposits with financial institutions	1,716	2,052
Total	**215,814**	**217,824**

Of the debt securities, money market, and other short-term investments and loans EUR 5,774 million is current (December 31, 2024: EUR 6,106 million).

Where necessary, Aegon applied the fair value option on investments where policyholders bear the risk for investment performance. See note 38 Fair Value for a summary of all financial assets and financial liabilities measured at fair value through profit or loss. See note 40 Transfers of financial assets for a discussion of collateral received and paid.

In 2025, the Group has not made changes to its business model or reclassified financial assets.

19.2 Investment properties

	2025	2024
On January 1	514	488
Additions	9	24
Subsequent expenditure capitalized	3	3
Disposals	(39)	(34)
Fair value gains/(losses)	18	10
Transfers to other headings	1	-
Net exchange differences	(28)	23
On December 31	**479**	**514**
Value of Aegon's properties, which were appraised in the current year	96%	100%
Appraisals performed by independent external appraisers	91%	96%

20 Derivatives

	Insurance contracts		Investment contracts with DPF	Non-Insurance related	**2025 Total**	Insurance contracts		Investment contracts with DPF	Non-Insurance related	2024 Total
Derivatives (FVPL)	Direct part.	Without direct part.	Direct part.			Direct part.	Without direct part.	Direct part.		
Assets designated as:										
Other derivatives	20	348	14	8	390	66	477	53	10	606
Fair value hedges	-	4	-	-	4	-	3	-	-	3
Cash flow hedges	-	89	-	-	89	-	136	-	-	136
Net foreign investment hedges	-	-	-	2	2	-	-	-	26	26
Total derivative assets	**20**	**441**	**14**	**10**	**485**	**66**	**616**	**53**	**36**	**771**
Represented by:										
Derivatives - Aegon risk	-	441	-	4	445	-	616	-	26	643
Derivatives - Policyholder risk	20	-	14	6	40	66	-	53	10	129
Liabilities designated as:										
Other derivatives	91	412	86	8	597	157	983	135	56	1,331
Fair value hedges	-	3	-	-	3	-	3	-	-	3
Cash flow hedges	-	869	-	-	869	-	1,100	-	-	1,100
Net foreign investment hedges	-	-	-	-	-	-	-	-	2	2
Total derivative liabilities	**91**	**1,283**	**86**	**8**	**1,469**	**157**	**2,085**	**135**	**58**	**2,435**
Represented by:										
Derivatives - Aegon risk	-	1,283	-	2	1,285	-	2,085	-	44	2,129
Derivatives - Policyholder risk	91	-	86	6	184	157	-	135	14	306

Where Aegon hedges minimum guarantees embedded in VFA products, the change in the fulfillment cash flows relating to the hedged position is recognized in income rather than in the Contractual Service Margin. For more details see note 29.5 Risk mitigation.

Use of derivatives

	Derivative asset		Derivative liability	
Derivatives not designated in a hedge - Aegon risk	**2025**	2024	**2025**	2024
Derivatives held as an economic hedge	350	477	339	954
Bifurcated embedded derivatives	-	-	75	71
Total	**350**	**477**	**414**	**1,025**

Aegon uses derivative instruments as part of its asset-liability risk management. These derivatives are classified as economic hedges when they do not qualify for hedge accounting or when Aegon opts not to apply it. Economic hedges address risks related to existing assets, liabilities, or future reinvestments. All hedges follow internal risk guidelines and are closely monitored for compliance. Derivatives embedded in financial liabilities (various institutional products) that are not closely related to the host contracts have been bifurcated and recorded at fair value.

Credit Default Swaps

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2025		2024	
	Notional	Fair value	Notional	Fair value
AAA	4	-	4	-
AA	26	-	111	1
A	699	1	1,233	16
BBB	934	25	2,310	50
BB	41	-	141	1
B or lower	62	1	51	-
Total	**1,766**	**27**	**3,851**	**68**

Aegon uses credit default swaps (CDS) to synthetically create bonds via Replication (Synthetic Asset) Transactions (RSAT). This regulatory concept allows insurance companies to use a derivative alongside a cash investment to replicate the characteristics of an otherwise permissible investment. There are three main types of RSAT transactions used by Aegon: single-asset replications, RSATs involving indices, and RSATs involving asset baskets.

Derivatives designated as fair value hedges

Aegon has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis. These hedges are used for portfolio management to better match assets to liabilities or to protect the value of the hedged item from interest rate movements. No underlying principal amounts are exchanged.

Aegon has also entered into cross-currency interest rate swap agreements that convert certain foreign-currency fixed- and floating-rate assets and liabilities into US-dollar floating-rate assets and liabilities. These agreements include exchanging underlying principal amounts.

Derivatives designated as cash flow hedges

Aegon has primarily entered into interest rate swap agreements that convert certain variable-rate assets and liabilities to a fixed-rate basis to more closely match the cash flows of assets and liabilities within Aegon's portfolio. No underlying principal amounts are exchanged. Aegon hedges its exposure to future cash flow variability from interest rate movements for hedges converting existing floating-rate assets and liabilities to fixed-rate assets, with maturities up to 19 years.

Aegon uses forward-starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the forecasted transaction occurs, at which time the swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to future cash flow variability from interest rate movements for terms up to 18 years. The cash flows from these hedging instruments are expected to affect the profit or loss for approximately the next 37 years. For the year ended December 31, 2025, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 73 million (2024:

EUR 55 million), recognized directly in equity to be reclassified as net result during the period when the cash flows of the underlying hedged items occur. In 2025, none of Aegon's active cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. All reported discontinued cash flow hedges are a product of completed forecast transactions, at which point the hedges were unwound.

In addition, Aegon uses cross-currency swaps to convert variable or fixed foreign-currency cash flows into fixed local-currency cash flows. The cash flows from these hedging instruments are expected to occur over the next 31 years. These agreements include exchanging underlying principal amounts.

Hedge ineffectiveness and reclassification of gains/(losses)	2025	2024	2023
Hedge ineffectiveness on cash flow hedges	2	-	3
Gains/(losses) reclassified from equity into the income statement	27	42	20
Expected deferred gain/(loss) to be reclassified from equity into net result during the next 12 months	84	88	114

The periods when the contractual, undiscounted cash flows are expected to occur are as follows:

2025	< 1yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total
Cash inflows	449	308	299	235	241	4,348	5,881
Cash outflows	436	280	237	221	223	7,828	9,224
Net cash flows	**13**	**28**	**62**	**14**	**18**	**(3,479)**	**(3,343)**
2024							
Cash inflows	582	425	380	323	286	6,587	8,583
Cash outflows	475	360	323	259	246	11,644	13,308
Net cash flows	**107**	**65**	**57**	**64**	**40**	**(5,057)**	**(4,725)**

Net foreign investment hedges

Aegon funds its investments in insurance subsidiaries with a mixture of debt and equity. Aegon aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the Eurozone, the United States and the United Kingdom are funded in euros. When the debt funding of investments is not in the functional currency of the investment, Aegon uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital reflects currency movements without distorting debt-to-shareholders' equity ratios. Aegon utilizes various financial instruments as the designated hedging instruments of its foreign investments. These instruments include long-term and short-term borrowings, short-term debts to credit institutions, cross-currency swap contracts, and forward foreign exchange contracts.

Terms and conditions of hedging instruments

The following table sets out the maturity profile and average price/rate of the hedging instruments used in Aegon's hedging strategies:

Notionals are in EUR million	**2025**					2024				
	Maturity					Maturity				
	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years
Fair value hedges										
Interest rate contracts										
Notional	-	-	-	17	11	-	-	-	10	22
Foreign exchange contracts										
Notional	-	-	-	-	8	-	-	-	-	9
Cash flow hedges										
Interest rate contracts										
Notional	-	-	-	-	3,770	-	-	-	-	5,352
Average fixed interest rate	-	-	-	-	3.08%	-	-	-	-	3.06%
Foreign exchange contracts										
Notional	-	-	-	185	1,271	-	-	-	190	1,013
Average exchange rate EUR/USD	-	-	-	1.14	1.13	-	-	-	1.13	1.13
Average exchange rate USD/EUR	-	-	-	0.88	0.88	-	-	-	0.88	0.89
Average exchange rate USD/GBP	-	-	-	0.74	0.76	-	-	-	0.74	0.76
Average exchange rate GBP/USD	-	-	-	1.35	1.32	-	-	-	1.35	1.32
Net investment hedges										
Foreign exchange - FX forward										
Notional	321	438	-	-	-	22	5	-	-	-
Average exchange rate EUR/USD	1.18	1.18	-	-	-	0.97	0.97	-	-	-
Average exchange rate EUR/GBP	0.81	0.88	-	-	-	1.21	1.21	-	-	-

Impacts of hedge accounting in the financial statements

Hedging instruments recorded as "Derivatives" in the consolidated statement of financial position:

Carrying amounts	**2025**				2024			
	Notional	Assets	Liabilities	FV change[1]	Notional	Assets	Liabilities	FV change[1]
Fair value hedges								
Interest rate contracts	28	-	3	-	32	-	3	2
Foreign exchange contracts	8	4	-	1	9	3	-	(1)
Cash flow hedges								
Interest rate contracts	3,770	9	833	134	5,352	12	1,092	(106)
Foreign exchange contracts	1,456	81	36	(59)	1,202	124	8	15
Net investment hedges								
Foreign exchange - FX forward	760	2	-	-	27	26	2	-

1   Changes in fair value used for calculating hedge ineffectiveness

Hedged exposures covered by the above-described hedging instruments in the consolidated statement of financial position:

	Carrying amounts		Accumulated amount [1]			
Fair value hedges	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	FV change[2]
2025						
Corporate Debt Hedge Program	-	57	-	(17)	Trust pass-through securities	3
Offshore Liability Hedge Program	-	12	-	2	Investment contracts without DPF	-
Synthetic Asset Fair value hedges	241	-	(10)	-	Investments	(13)
2024						
Corporate Debt Hedge Program	-	66	-	(19)	Trust pass-through securities	3
Offshore Liability Hedge Program	-	12	-	2	Investment contracts without DPF	-
Synthetic Asset Fair value hedges	35	-	3	-	Investments	(1)

1   Accumulated amount of fair value adjustments on the hedged item
2   Change in fair value of hedged item for ineffectiveness assessment

	2025			2024		
	FV change[1]	Continuing[2]	Discontinued[2]	FV change[1]	Continuing[2]	Discontinued[2]
Cash flow hedges						
Synthetic Asset Cash flow hedges	242	121	-	(215)	189	-
Life & Health Liability Investment Risk Hedge Program	18	(408)	(7)	(111)	(483)	126
Long Term Care (LTC) Liability Hedge Program	5	(29)	895	(21)	(38)	1,095
IMD Payout Hedge	-	-	23	-	-	31
TRS (Vivendi) Hedge	-	-	3	-	-	3
Net investment hedges						
Investments in foreign operations	-	(331)	-	-	(383)	-

1   Change in fair value of hedged item for ineffectiveness assessment
2   Cash flow hedge / currency translation reserve

Potential sources of hedge ineffectiveness
Life & Health liability investment risk hedge
- Counterparty default
- Expected future transactions fail to occur as projected: the hedging instrument (that is, FSS) terms are already known and easily valued. However, the hedged item consists of one or more forecasted asset purchases for which we cannot precisely project the dates, coupon rates, and other underlying terms. Given the unknown variables in the hedged item, for the period during which the FSS remains in inventory and the forecasted transactions have not been completed, the hedged item portion of this relationship will be set up assuming identical dates and rates to those outlined in the hedging instrument.
- When the forecasted transaction (that is, bond purchase) is completed and the terms of the underlying hedged item are known, hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.

Long Term Care (LTC) liability hedge
- The hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.

Synthetic asset cash flow hedge
- Mismatch of critical terms: If critical terms do not match between the hedged item and the hedged instrument, hedge ineffectiveness can arise.
- Counterparty default

The counterpart default sources listed above indicate that if the counterparty fails to fulfill the contract, the hedge will not be highly effective. All derivatives in this program are collateralized or cleared, so the impact from this credit risk will not dominate the hedge relationship.

Regarding Fair value hedges, hedge ineffectiveness recognized in the profit or loss on Interest rate contracts was EUR 0 million in 2025 (2024: EUR (2) million). The amount recognized in the profit or loss as ineffectiveness of cash flow and net investment hedges was 0 in 2025 (2024: 0).

Aegon recognizes the separate line items, "Changes in cash flow hedging reserve" and "Movement in foreign currency translation and net foreign investment hedging reserves" in the statement of comprehensive income related to hedges of net position gains and losses. Refer to note 25 Shareholders' equity for more details on these items.

Financial instruments designated and measured at FVPL
The following table shows the reconciliation of nominal amount and fair value of credit derivatives that have been used to manage the credit risk of financial instruments designated as FVPL:

	2025		2024	
CDSs	Nominal amount	Fair value	Nominal amount	Fair value
On January 1	3,851	68	4,043	71
Increase/(Decrease) during the year	(2,086)	(41)	(192)	(2)
On December 31	**1,766**	**27**	**3,851**	**68**

21 Investments in joint ventures and associates

	Joint ventures		Associates	
	2025	2024	**2025**	2024
On January 1	1,503	1,430	3,122	2,906
Additions	1	1	81	-
Disposals	-	-	(603)	(34)
Share in net income	303	238	200	345
Share in changes in equity (note 25.6)	3	(27)	56	85
Dividend	(185)	(141)	(215)	(199)
Net exchange difference	(59)	1	(3)	-
Other	-	-	-	19
On December 31	**1,566**	**1,503**	**2,638**	**3,122**

The disposals of associates mainly reflects the reduction of investments in ASR Nederlands N.V. (a.s.r.) from 29.96% to 24.12%, as well as Aegon's participation in a.s.r. share buyback programs.

The joint ventures and associates are accounted for using the equity method and are non-current. The investments in joint ventures and associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures and associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. See note 39 Commitments and contingencies for any commitments and contingencies related to investments in joint ventures. There are no unrecognized shares of losses in joint ventures and associates. The financial statements of the principal joint ventures and associates have the same reporting date as the Group. See note 43 Group companies for a listing of the investments in joint ventures and associates and the Group's percentage holding.

Joint ventures include our joint operation in China operating under the name Aegon THTF Life Insurance Co. Other than disclosed in note 29.3 Critical judgments and estimates, for the valuation of the insurance liabilities of our joint venture in China the risk-free yield curve is based on government bond yields and is constructed using a market-observed curve up to a last liquid point (20 years) and then extrapolating in 20 years to an ultimate spot rate. The ultimate spot rate used for discounting liability cash flows aligns with local market practice in China and amounts to 4.5% on December 31, 2025 (2024: 4.2%) excluding an illiquidity premium (ILP) of 30 bps (2024: 30 bps) for the first 20 years and 20 bps thereafter (2024: 20 bps).

Summarized financial information of joint ventures

The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investments in Santander Vida Seguros y Reaseguros S.A. (Santander Spain Life) and Aegon Industrial Fund Management Co.Ltd. (AIFMC) as material joint ventures and are therefore presented separately.

	Santander Spain Life		AIFMC		Other Joint ventures	
	2025	2024	**2025**	2024	**2025**	2024
Summarized statement of financial position						
Cash and cash equivalents	30	30	62	436	66	72
Other current assets	57	63	764	744	2,315	1,055
Total current assets	**87**	**93**	**827**	**1,180**	**2,381**	**1,127**
Non-current assets	1,004	1,023	571	194	5,718	7,429
Total assets	**1,091**	**1,116**	**1,398**	**1,374**	**8,099**	**8,556**
Current financial liabilities excluding trade payables and other provisions	-	-	-	-	3	4
Other current liabilities	231	53	374	350	596	452
Total current liabilities	**231**	**53**	**374**	**350**	**599**	**456**
Non-current financial liabilities excluding trade payables and other provisions	-	-	-	-	61	66
Other non-current liabilities	236	406	-	38	6,160	6,874
Total non-current financial liabilities	**236**	**406**	**-**	**38**	**6,221**	**6,941**
Total liabilities	**467**	**459**	**374**	**388**	**6,820**	**7,397**
Net assets	**624**	**657**	**1,024**	**985**	**1,279**	**1,159**
Summarized statement of comprehensive income						
Revenue	381	340	488	415	2,807	2,662
Depreciation and amortization	(36)	(34)	(5)	(6)	(29)	(28)
Interest income	6	6	27	18	166	128
Interest expense	-	-	-	-	(4)	(9)
Profit or loss	101	95	257	280	435	272
Income tax (expense) or income	(25)	(21)	(71)	(78)	(100)	(80)
Post-tax profit or (loss)	**76**	**74**	**186**	**202**	**335**	**192**
Other comprehensive income	3	4	-	-	5	(134)
Total comprehensive income	**79**	**78**	**186**	**202**	**340**	**58**
Dividends received	57	53	34	29	95	59

An overview of the summarized financial information of the carrying amount of the joint ventures (JVs), and results of the JVs based on the Group's relative holding are as follows:

	Santander Spain Life		AIFMC		Other Joint ventures	
	2025	2024	**2025**	2024	**2025**	2024
Net assets of JVs as presented above	624	657	1,024	985	1,279	1,159
Net assets of JVs excluding goodwill	545	577	1,024	985	1,160	1,040
Group share of net assets of JVs, excluding goodwill	278	294	502	483	588	526
Goodwill on acquisition	80	80	1	1	119	120
Carrying amount	**357**	**374**	**502**	**483**	**707**	**646**
Group share of post-tax profit or loss	39	38	91	99	174	101
Group share of other comprehensive income	2	2	-	-	3	(67)
Group share of Total comprehensive income	**40**	**40**	**91**	**99**	**176**	**35**

Aegon's group share of net assets of joint ventures, as presented in the table above, is less than Aegon's share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.

Summarized financial information of associates

The following tables reflect the condensed statement of financial position and income statement of Aegon's material associate ASR Nederland N.V. (a.s.r.) at 100%. a.s.r. is a listed company in the Netherlands in which Aegon holds a stake of 24.12% as at December 31, 2025.

Summarized statement of financial position	a.s.r. 2025	2024
Investments	79,124	80,484
Derivatives	15,905	11,767
Other assets	47,326	46,457
Total assets	**142,355**	**138,709**
Insurance liabilities	101,431	102,723
Borrowings and subordinated liabilities	4,802	5,140
Derivatives	15,453	8,666
Other liabilities	10,405	12,293
Total liabilities	**132,091**	**128,822**
Non-controlling interest	13	47
Other equity instruments	1,477	977
Total other equity components	**1,490**	**1,024**
Net assets	**8,774**	**8,863**

Summarized statement of comprehensive income	a.s.r. 2025	2024
Insurance revenues	10,342	9,601
Insurance service result	765	772
Profit or loss from continuing operations	808	1,418
Income tax expense or income	(159)	(375)
Post-tax profit or loss from continuing operations	**649**	**1,043**
Post-tax profit or loss from discontinued operations	-	35
Other comprehensive income - that will not be recycled to profit or loss	228	283
Total comprehensive income	**877**	**1,361**
Dividends received	200	188
Group share	24.12%	29.95%
Group share of post-tax profit or loss	**178**	**325**
Group share of other comprehensive income	**56**	**85**

Carrying amount of investment in a.s.r.	2025	2024
Net assets of a.s.r. as presented above	8,774	8,863
Net assets of a.s.r. excluding goodwill, fair value adjustments and other equity transactions	8,723	8,827
Group share of net assets of a.s.r. excluding goodwill, fair value adjustments and other equity transactions	2,104	2,644
Fair value adjustments	66	50
Goodwill on acquisition	94	117
On December 31	**2,264**	**2,811**

The fair value of the investment in a.s.r. has been determined based on the quoted price of the listed shares and the number of shares held on the reporting date. The fair value of Aegon's stake in a.s.r. is EUR 2,992 million (2024: EUR 2,864 million).

The following table includes associates that Aegon considered immaterial.

Summarized statement of financial position	Other Associates 2025	2024
Current assets	495	501
Non-current assets	1,090	732
Total assets	**1,585**	**1,233**
Current liabilities	308	343
Non-current liabilities	10	25
Total current liabilities	**319**	**369**
Net assets	**1,266**	**864**
Summarized statement of comprehensive income		
Post-tax profit or (loss)	92	86
Other comprehensive income	-	-
Total comprehensive income	**92**	**86**
Dividends received	15	11
Carrying amount	374	311

22 Deferred expenses

Deferred transaction costs for investment management services	2025	2024
On January 1	490	447
Costs deferred during the year	43	35
Amortization through income statement	(23)	(22)
Net exchange differences	(57)	30
On December 31	**452**	**490**
Current	22	22
Non-current	430	468

23 Other assets and receivables

	Note	2025	2024
Real estate held for own use and equipment	**23.1**	200	236
Receivables	**23.2**	3,472	3,830
Accrued income	**23.3**	700	812
Right-of-use assets	**23.4**	137	162
On December 31		**4,508**	**5,040**

23.1 Real estate held for own use and equipment

	2025	2024
Real estate held for own use	56	66
Equipment	144	170
On December 31	**200**	**236**

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2024: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Equipment is generally depreciated over three to five years.

Depreciation expenses are included in Administration expenses in note 13 Other operating expenses.

23.2 Receivables

	2025	2024
Receivables from policyholders	132	118
Receivables from brokers and agents	306	270
Cash outstanding from assets sold	394	176
Trade receivables	475	654
Cash collateral	455	515
Income tax receivable	146	286
Other	1,581	1,828
Expected credit losses	(17)	(18)
On December 31	**3,472**	**3,830**
Current	3,352	3,736
Non-current	121	94

With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.

The movements in the expected credit losses for receivables during the year were as follows:

	2025	2024
On January 1	(18)	(10)
Expected credit losses	(6)	(9)
Other movements	7	1
On December 31	**(17)**	**(18)**

23.3 Accrued income

	2025	2024
Accrued interest	700	812
On December 31	**700**	**812**
Current	700	812

23.4 Right-of-use assets

	Real estate for own use	Equipment	Other	**2025 Total**	Real estate for own use	Equipment	Other	2024 Total
On January 1	154	4	4	162	138	10	3	150
Additions	15	1	3	19	31	-	3	34
Disposals	(1)	-	-	(1)	(5)	-	-	(5)
Modification of lease contracts	1	-	-	1	6	-	-	6
Depreciation through income statement	(24)	(4)	(2)	(30)	(22)	(6)	(2)	(30)
Net exchange differences	(9)	-	-	(10)	6	-	-	7
Other	(5)	-	-	(5)	-	-	-	-
On December 31	**131**	**1**	**5**	**137**	**154**	**4**	**4**	**162**
Gross carrying value	253	15	11	279	284	21	10	314
Accumulated depreciation	(122)	(14)	(7)	(143)	(130)	(16)	(5)	(152)
Net book value	**131**	**1**	**5**	**137**	**154**	**4**	**4**	**162**

Right-of-use assets are mainly held by Aegon UK and Aegon Americas.

For information on the Lease liabilities and respective maturity analysis, please see note 35 Other liabilities and note 4 Financial risks, respectively.

24 Intangible assets

	Goodwill	Future servicing rights	Software	Other	Total
On January 1, 2025	345	120	51	58	575
Additions	-	-	12	1	13
Amortization through income statement	-	(14)	(12)	(6)	(32)
Acquisitions through business combinations	1	-	-	3	4
Other movements	-	-	-	-	-
Net exchange differences	(34)	(2)	(1)	(3)	(40)
On December 31, 2025	**313**	**105**	**49**	**52**	**519**
Gross carrying value	426	289	94	96	906
Accumulated amortization and impairment	(113)	(184)	(45)	(44)	(387)
Net book value	**313**	**105**	**49**	**52**	**519**
On January 1, 2024	291	131	48	33	504
Additions	-	2	12	1	15
Amortization through income statement	-	(14)	(11)	(5)	(30)
Acquisitions through business combinations	23	-	-	40	63
Other movements	13	-	-	(13)	-
Net exchange differences	19	1	1	2	23
On December 31, 2024	**345**	**120**	**51**	**58**	**575**
Gross carrying value	473	311	85	98	967
Accumulated amortization and impairment	(128)	(191)	(34)	(40)	(393)
Net book value	**345**	**120**	**51**	**58**	**575**

Amortization through income statement is included in note 13 Other operating expenses. None of the intangible assets has titles that are restricted or has been pledged as security for liabilities.

With the exception of goodwill, all intangible assets within the Americas have a finite useful life and are amortized accordingly. Future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio and range between 10 and 30 years. As at December 31, 2025 10 years remain (2024: 11 years). Software is generally depreciated over an average period of three to five years (no changes compared to 2024).

Goodwill

The economic assumptions underlying all calculations are based on observable market data and projections of future trends. All cash-generating units tested showed that their recoverable amounts exceeded their carrying values, including goodwill. A reasonably possible change in any key assumption is not expected to cause the carrying value of the cash-generating units to exceed their recoverable amount.

The goodwill balance has been allocated to the cash-generating units expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment both annually and when there are specific indicators of a potential impairment. The recoverable amount of cash-generating unit is the higher of its value in use and its fair value less costs of disposal. The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available.

A summary of the cash-generating units to which the goodwill is allocated is as follows:

	2025	2024
Americas	189	215
United Kingdom	79	81
Asset Management	45	49
On December 31	**313**	**345**

Within the Americas, Transamerica's goodwill is allocated to groups of cash-generating units, including variable annuities, fixed annuities, and the retirement plans and single premium group annuities (SPGAs). Transamerica uses the value in use concept to determine the recoverable amount and it is calculated annually in the fourth quarter. Transamerica reviewed the recoverable amount of the retirement plans and SPGA cash-generating units under the Economic Available Capital (EAC) approach. This approach measures the difference between the market value of assets assigned to a block of business and the market value of liabilities. The EAC is reflective of market conditions where a pre-tax benchmark discount rate ranged from approximately 3.46% to 4.17% from the one-month to 30-year tenors.

Transamerica reviewed the recoverable amount of the annuities' cash-generating units under the Contractual Service Margin (CSM) approach. The CSM is a component of the asset or liability for the group of insurance contracts that represents the unearned profit the entity will recognize as it provides future services. Based on the value-in-use tests, Transamerica's goodwill for the group of annuities cash-generating units (2025: EUR 121 million; 2024: EUR 137 million) remains unchanged from the prior period, except for the impact of currency translation adjustments. Transamerica's goodwill for the retirement plans and SPGA cash-generating units (2025: EUR 68 million; 2024: EUR 77 million) remains unchanged from the prior period except for the impact of currency translation adjustments.

In the United Kingdom, the cash-generating unit for the Cofunds goodwill impairment assessment is Aegon UK. For the Nationwide (Origen) goodwill and the Barrington Hamilton (Origen) goodwill, the cash-generating unit is Origen Financial Services Limited.

For the Cofunds goodwill, the value in use of Scottish Equitable plc is the most material part of the Aegon UK value-in-use calculation. The value in use of SE plc was determined using SE plc's Solvency II own funds value with adjustments for contract boundaries and risk margin. An allowance has also been made for the present value of profits from expected new business in the next four years. A key variable is the present value of profits from expected new business in the next four years, which, if this does not arise, would reduce the value in use by EUR 108 million; however there would still be over EUR 1,375 million headroom.

For Nationwide (Origen) and Barrington Hamilton (Origen) goodwill, this relies on the underlying value in use calculation for Origen Financial Services limited (OFSL). The value-in-use calculation employs a standard model. The headroom at year-end was EUR 103 million for Nationwide and EUR 228 million for Barrington Hamilton.

Future servicing rights

These primarily reflect Aegon Asset Management mandates added in 2023. These rights have a remaining amortization period of 7.5 years and a carrying amount of EUR 93 million on December 31, 2025 (2024: EUR 104 million).

25 Shareholders' equity
Issued share capital and reserves attributable to shareholders of Aegon Ltd.

	Note	2025	2024	2023
Share capital - par value	25.1	229	241	265
Share premium	25.2	6,853	6,853	6,853
Total share capital		**7,082**	**7,094**	**7,118**
Retained earnings		4,238	4,347	5,099
Treasury shares	25.3	(447)	(398)	(346)
Total retained earnings		**3,792**	**3,949**	**4,753**
Revaluation reserves	25.4	(2,519)	(3,706)	(3,770)
Remeasurement of defined benefit plans	25.5	(966)	(1,072)	(1,006)
Other reserves	25.6	43	951	379
Total shareholders' equity		**7,432**	**7,215**	**7,475**

25.1 Share capital – par value

	2025	2024	2023
Common shares	189	198	218
Common shares B	40	42	47
On December 31	**229**	**241**	**265**

	Common shares			Common shares B		
	2025	2024	2023	2025	2024	2023
Authorized share capital	480	480	480	240	240	240
Number of authorized shares (in million)	4,000	4,000	4,000	2,000	2,000	2,000
Par value in cents per share	12	12	12	12	12	12

	Common shares Number of shares (thousands)	Total amount	Common shares B Number of shares (thousands)	Total amount
On January 1	1,652,797	198	353,388	42
Shares withdrawn	(79,678)	(10)	(17,557)	(2)
On December 31, 2025	**1,573,120**	**189**	**335,831**	**40**
On January 1	1,814,727	218	389,759	47
Shares withdrawn	(161,929)	(19)	(36,371)	(4)
On December 31, 2024	**1,652,797**	**198**	**353,388**	**42**
On January 1	2,109,430	253	546,196	66
Shares withdrawn	(294,703)	(35)	(156,437)	(19)
On December 31, 2023	**1,814,727**	**218**	**389,759**	**47**

During 2025, common shares were withdrawn in two transactions. In December 2025, 79,677,562 common shares were cancelled, and 17,557,160 common shares B were cancelled.

During 2024, common shares were withdrawn in two transactions. In July 2024, 126,960,718 common shares were cancelled, while in December 2024, 34,968,762 common shares and 36,371,440 common shares B were cancelled.

The withdrawal of common shares was executed in two transactions during 2023. In July 2023, 79,703,317 common shares and 43,817,400 common shares B cancelled, while in December 2023, 215,000,000 common shares and 112,619,440 common shares B were cancelled.

The purpose of the share cancellations is to reduce the number of treasury shares that are not used to cover obligations arising from share-based incentive plans or other obligations.

The table below represents the weighted average number of common shares, including treasury shares, attributable to Aegon Ltd.:

	Common shares			Common shares B		
	2025	2024	2023	2025	2024	2023
Weighted average number (thousands)	1,649,305	1,753,162	2,067,119	352,618	388,169	523,149

All issued common shares and common shares B have a nominal value of EUR 0.12 and have been fully paid up.
The Board is authorized, subject to certain restrictions of Bermuda law and the Bye-Laws, to repurchase Aegon Ltd.
shares. Vereniging Aegon, based in Haarlemmermeer, the Netherlands, holds all the issued and outstanding common
shares B.

For detailed information on the transaction between Aegon Ltd. and Vereniging Aegon, see note 44 Related party transactions
in the consolidated financial statements.

25.2 Share premium

	2025	2024	2023
On January 1	6,853	6,853	6,853
On December 31	**6,853**	**6,853**	**6,853**
- Common shares	5,200	5,200	5,200
- Common shares B	1,653	1,653	1,653
Total share premium	**6,853**	**6,853**	**6,853**

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less
the amounts charged for share dividends.

25.3 Treasury shares
On the reporting date, Aegon Ltd. held 68,791,547 (2024: 68,934,478, 2023: 72,319,889) of its own treasury common shares
and 7,945,440 (2024: 7,945,440, 2023: 7,945,440) own treasury common shares B with a par value of EUR 0.12 each.

Share repurchases
On December 15, 2025, Aegon completed its share buyback program, which initially began on July 1, 2025, as a EUR 200
million initiative and was later expanded, on August 25, 2025, by an additional EUR 200 million, bringing the total to EUR 400
million. Between July 1, 2025, and December 15, 2025, 61,197,437 common shares were repurchased at an average price
of EUR 6.4772 per share. Vereniging Aegon participated in this program for EUR 71 million.

On June 30, 2025, Aegon completed its share buyback program, as announced on November 15, 2024, returning
EUR 150 million to shareholders. Between January 13, 2025, and June 30, 2025, a total of 25,200,170 common shares
were repurchased at an average price of EUR 5.9641 per share. The EUR 150 million share buyback program included
approximately EUR 40 million to meet Aegon's obligations arising from share-based compensation plans for senior
management. Vereniging Aegon participated in this buyback for EUR 20 million.

In 2025, Aegon repurchased 17,557,160 common shares B at an average price of EUR 0.16.

On December 13, 2024, Aegon completed its share buyback program, as announced on May 16, 2024, returning
EUR 200 million to shareholders. Between July 8, 2024 and December 13, 2024, a total of 34,968,762 common
shares were repurchased at an average price of EUR 5.7049 per share.

In 2024, Aegon repurchased 36,371,440 common shares B at an average price of EUR 0.15.

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This followed the completion
of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r.
on July 4, 2023. On April 9, 2024, Aegon announced that this share buyback was increased by EUR 35 million in relation
to the share-based compensation plans for senior management. The share buyback program was completed during 2024
(EUR 1.535 billion in total, of which EUR 815 million in 2023 and EUR 720 million in 2024). Between July 6, 2023, and June 28,
2024, a total of 301,105,806 common shares were repurchased at an average price of EUR 5.0966 per share.

On June 2, 2023, Aegon completed its share buyback program, as announced on February 9, 2023, aimed at returning
EUR 200 million of surplus cash capital to shareholders. Between February 10, 2023, and June 2, 2023, a total of 46,797,567
common shares were repurchased at an average rate of 4.2737 per share.

On January 30, 2023, Aegon repurchased 8,516,263 common shares at an average price of EUR 5.0014 per share, to fulfill
the obligation in connection with the share-based compensation plans for senior management.

In 2023, Aegon repurchased 112,619,400 common shares B at an average price of EUR 0.13.

Sales of shares

In 2025, in total 6,862,976 common shares were sold at an average price of EUR 5.7516 per share, in connection with Aegon's obligations resulting from the share-based compensation plans for senior management (2024: 6,649,353 common shares at an average price of EUR 4.7678 per share, 2023: 4,993,117 common shares at an average price of EUR 4.4602 per share).

Shares withdrawals

During 2025, common shares were withdrawn in one transaction, following the Company's repurchases under its share buyback programs. In December 2025, 79,677,562 common shares were cancelled at an average price of EUR 5.8066, and 17,557,160 common shares B were cancelled at an average price of EUR 0.16.

During 2024, common shares were withdrawn in two transactions, following the Company's repurchases under its share buyback programs. In July 2024, 126,960,718 common shares at an average price of EUR 5.0635 per share, while in December 2024, 34,968,762 common shares at an average price of EUR 5.5143 per share, and 36,371,440 common shares B were cancelled at an average price of EUR 0.15.

During 2023, common shares were withdrawn in two transactions, following the Company's repurchases under its share buyback programs. In July 2023, 79,703,317 shares were cancelled at an average price of EUR 4.5917 per share, and 43,817,400 common shares B were cancelled at an average price of 0.11. In December 2023, 215,000,000 common shares were cancelled at an average price of EUR 4.5860 per share, and 112,619,400 common shares B were cancelled at an average price of EUR 0.13.

	Common shares			Common shares B		
Treasury shares	**2025**	2024	2023	**2025**	2024	2023
Weighted average number (thousands)	96,602	123,431	188,403	7,945	7,945	33,035

25.4 Revaluation reserves

	Investments (FVOCI)	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Reinsurance contracts held	Total
On January 1, 2025	(4,426)	9	724	2,795	(2,808)	(3,706)
Gross revaluation	1,605	1	(97)	(833)	119	795
Net (gains) / losses transferred to income statement	342	-	(127)	-	-	215
Movements in foreign currency translation and net foreign investment hedging reserves	464	(1)	(79)	(297)	326	413
Tax effect	(419)	-	49	174	(22)	(218)
Disposal of group assets	-	(1)	-	-	-	(1)
Other	-	-	-	(17)	-	(17)
On December 31, 2025	**(2,434)**	**8**	**469**	**1,821**	**(2,384)**	**(2,519)**
On January 1, 2024	(3,300)	9	842	939	(2,261)	(3,770)
Gross revaluation	(1,187)	(1)	(88)	2,250	(556)	418
Net (gains) / losses transferred to income statement	82	-	(124)	-	-	(42)
Movements in foreign currency translation and net foreign investment hedging reserves	(259)	1	49	136	(168)	(242)
Tax effect	237	-	45	(530)	177	(71)
On December 31, 2024	**(4,426)**	**9**	**724**	**2,795**	**(2,808)**	**(3,706)**
On January 1, 2023	(5,251)	15	1,024	2,215	(2,566)	(4,563)
Gross revaluation	1,552	(2)	(62)	(1,626)	349	211
Net (gains) / losses transferred to income statement	706	-	(130)	-	-	577
Movements in foreign currency translation and net foreign investment hedging reserves	138	-	(31)	(47)	82	142
Tax effect	(487)	-	42	397	(126)	(174)
Disposal of group assets	42	(3)	-	-	-	38
On December 31, 2023	**(3,300)**	**9**	**842**	**939**	**(2,261)**	**(3,770)**

The revaluation of both investments measured at FVOCI and real estate held for own use includes unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for FVOCI investments with recycling) or transferred to retained earnings (for real estate held for own use). The revaluation reserve also includes the loss allowance recognized for financial assets measured at FVOCI.

The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

	2025	2024	2023
Shares	3	3	2
Debt securities	(2,431)	(4,425)	(3,297)
Money market and other short-term investments	(6)	(5)	(5)
Revaluation reserve for investments measured at FVOCI	**(2,434)**	**(4,426)**	**(3,300)**

The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity for inclusion in the initial measurement of non-financial assets or liabilities.

25.5 Remeasurement of defined benefit plans

	2025	2024	2023
On January 1	(1,072)	(1,006)	(1,565)
Remeasurements of defined benefit plans	9	(6)	(110)
Tax effect	(4)	1	17
Net exchange differences	101	(60)	14
Disposal of a business	-	-	638
Total remeasurement of defined benefit plans	**(966)**	**(1,072)**	**(1,006)**

25.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
On January 1, 2025	1,381	(383)	(48)	951
Movements in foreign currency translation and net foreign investment hedging reserves	(998)	51	-	(947)
Disposal of a business	(2)	-	-	(2)
Disposal	-	-	(17)	(17)
Equity movements of joint ventures	-	-	3	3
Equity movements of associates	-	-	56	56
On December 31, 2025	**380**	**(331)**	**(5)**	**43**
On January 1, 2024	798	(324)	(95)	379
Movements in foreign currency translation and net foreign investment hedging reserves	581	(63)	-	518
Disposal of a business	(5)	4	(11)	(12)
Tax effect	7	-	-	7
Equity movements of joint ventures	-	-	(27)	(27)
Equity movements of associates	-	-	85	85
Other	-	-	(1)	(1)
On December 31, 2024	**1,381**	**(383)**	**(48)**	**951**
On January 1, 2023	1,108	(371)	(68)	669
Movements in foreign currency translation and net foreign investment hedging reserves	(290)	54	-	(236)
Disposal of a business	(29)	-	(15)	(45)
Tax effect	10	(6)	-	3
Equity movements of joint ventures	-	-	(2)	(2)
Equity movements of associates	-	-	(9)	(9)
On December 31, 2023	**798**	**(324)**	**(95)**	**379**

The foreign currency translation reserve includes the currency results from investments in non-euro-denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

The net foreign investment hedging reserve comprises of gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the net foreign investment.

The equity movements of joint ventures and associates reflect Aegon's share of changes recognized directly in the joint ventures' and associates' equity.

26 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans [1]	Total
On January 1, 2025	500	923	454	95	1,972
Shares granted / Share options cost incurred	-	-	-	37	37
Shares vested / Share options forfeited	-	-	-	(31)	(31)
On December 31, 2025	**500**	**923**	**454**	**101**	**1,978**
On January 1, 2024	500	923	454	74	1,951
Shares granted / Share options cost incurred	-	-	-	49	49
Shares vested / Share options forfeited	-	-	-	(28)	(28)
On December 31, 2024	**500**	**923**	**454**	**95**	**1,972**
On January 1, 2023	500	923	454	66	1,943
Shares granted / Share options cost incurred	-	-	-	33	33
Shares vested / Share options forfeited	-	-	-	(25)	(25)
On December 31, 2023	**500**	**923**	**454**	**74**	**1,951**

1   Incentive plans include the shares granted to personnel that are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	**2025**	2024	2023
EUR 500 million	5.625% [1]	Semi-annually, April 15	2029	500	500	500
On December 31				**500**	**500**	**500**

1   The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5-year mid swap plus a margin of 5.207%.

The securities have been issued at par and include subordination provisions, ranking junior to all other liabilities and senior only to shareholders' equity. The conditions of the securities contain certain provisions for coupon payment deferral. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five-year intervals) thereafter.

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	**2025**	2024	2023
USD 500 million	floating CMS rate [1]	Quarterly, July 15	2026	402	402	402
EUR 950 million [3]	floating DSL rate [2]	Quarterly, July 15	2026	521	521	521
On December 31				**923**	**923**	**923**

1   The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the aggregate of (i) the 10-year USD SOFR ICE swap rate, (ii) a spread adjustment of 29 basis points and (iii) a credit spread of 10 basis points, with a maximum of 8.5%.
2   The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing 10-year Dutch government bond yield plus a spread of 10 basis points, with a maximum of 8%.
3   On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004.

The interest rate exposure on some of these securities has been swapped to a SOFR- or EURIBOR- based yield.

The securities have been issued at par. The securities include subordination provisions, ranking junior to all other liabilities and senior only to shareholders' equity. The conditions of the securities contain certain provisions for coupon payment deferral and, in situations under Aegon's control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	**2025**	2024	2023
EUR 136 million	1.425% [2, 4]	Annually, October 14	2028	136	136	136
EUR 203 million	0.496% [3, 4]	Annually, March 4	2031	203	203	203
EUR 114 million	3.568% [1, 4]	Annually, June 8	2035	114	114	114
On December 31				**454**	**454**	**454**

1 The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon was reset at 4.156% until June 8, 2015; to 1.506% until June 8, 2025; and to 3.568% thereafter.
2 The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3 The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4 If the bonds are not called on the respective call dates and after consecutive periods of 10 years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

These bonds have the same subordination provisions as dated subordinated debt. In addition, the bonds' terms include provisions for deferring coupon payments. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of the next call.

27 Subordinated borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	**2025**	2024
Fixed to floating subordinated notes						
USD 800 million	5.5% [2]	Semi-annually, April 11	2018/48	2028	680	770
Fixed subordinated notes						
USD 925 million [1]	5.1%	Quarterly, March 15	2019/49	2026	781	883
On December 31					**1,461**	**1,653**
Fair value of subordinated borrowings					1,312	1,490

1 Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2 The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6-month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.

These securities are subordinated and rank senior to the junior perpetual capital securities and the perpetual contingent convertible securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The terms of the securities include provisions for deferring coupon payments. There have been no defaults or breaches of conditions during the period.

28 Trust pass-through securities

	Coupon rate	Coupon date	Issue / Maturity	Year of next call [2]	**2025**	2024
USD 225 million [1]	7.65%	Semi-annually, December 1	1996/2026	n.a.	57	66
USD 190 million [1]	7.625%	Semi-annually, November 15	1997/2037	n.a.	42	47
On December 31					**99**	**113**
Fair value					118	133

1 Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2 n.a. in the above table should be read as "not applicable."

Trust pass-through securities are securities through which the holder participates in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation. The trust pass-through securities include provisions for deferring distributions for extension periods up to 10 consecutive semi-annual periods. The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities of Transamerica Corporation.

There were no defaults or breaches of conditions during the period.

29 (Re)Insurance contracts and investment contracts with discretionary participation features
29.1 Contracts by measurement model
The table below presents the asset and liability balances of insurance contracts and reinsurance contracts held, by measurement model. This includes contracts measured under Premium allocation approach (PAA) and contracts measured under the General model and Variable fee approach (i.e. Non-PAA).

By measurement model	**2025**			2024		
	Non-PAA	PAA	Total	Non-PAA	PAA	Total
Insurance contract assets	18	-	18	125	-	125
Insurance contract liabilities	176,024	44	176,067	188,318	41	188,359
Insurance contracts net balance	**176,006**	**44**	**176,049**	**188,193**	**41**	**188,233**
Reinsurance contract assets	17,146	8	17,153	16,015	7	16,021
Reinsurance contract liabilities	195	-	195	303	-	303
Reinsurance contracts net balance	**16,950**	**8**	**16,958**	**15,712**	**7**	**15,719**

All groups of investment contracts with discretionary participation features (DPF) were measured under Non-PAA and were in a liability position at the reporting date and comparative period.

29.2 Movements in carrying amounts on (re)insurance contracts and investment contracts with DPF
The following tables present the reconciliation of the net carrying amounts of insurance contracts, reinsurance contracts held and investment contracts with DPF.

29.2.1 Movement schedules by type of liability (or asset)
- For insurance contracts and investment contracts with DPF - Liability for remaining coverage excluding loss component (LFRC), Loss component (LC) and Liability for incurred claims (LFIC)
- For reinsurance contracts held - Asset for remaining coverage excluding loss recovery component (AFRC), Loss recovery component (LRC) and Asset for incurred claims (AFIC)

Insurance contracts (Non-PAA) - by type	**2025**				2024			
	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total
Opening assets	1,886	(1,373)	(387)	125	1,589	(1,042)	(362)	185
Opening liabilities	159,857	1,252	27,209	188,318	159,113	945	17,349	177,407
Net opening balance	**157,971**	**2,625**	**27,596**	**188,193**	**157,524**	**1,987**	**17,711**	**177,222**
Insurance revenue	**(8,906)**	**-**	**-**	**(8,906)**	**(9,656)**	**-**	**-**	**(9,656)**
Incurred claims and expenses	-	(378)	7,967	7,589	-	(317)	8,275	7,958
Amortization of acquisition cash flows	538	-	-	538	553	-	-	553
Onerous contract losses (and reversals)	-	1,139	-	1,139	-	1,118	-	1,118
Adjustments for incurred claims	-	-	1	1	-	-	-	-
Insurance service expenses	**538**	**762**	**7,967**	**9,267**	**553**	**801**	**8,275**	**9,629**
Investment components	(5,809)	-	5,809	-	(5,506)	-	5,506	-
Insurance service result	**(14,177)**	**762**	**13,776**	**361**	**(14,609)**	**801**	**13,781**	**(27)**
Insurance finance (income) / expenses	18,005	138	-	18,143	11,924	62	-	11,986
Cash flows	(4,721)	(353)	(6,252)	(11,326)	(6,128)	(299)	(5,465)	(11,892)
Contracts disposed during the period	-	-	-	-	8	(94)	-	(85)
Disposal of a business	(7)	-	-	(7)	-	-	-	-
Transfers to disposal groups	-	-	-	-	(34)	14	17	(3)
Other movements	-	-	-	-	1	-	(5)	(4)
Transfer (to)/from other headings	(10)	10	-	-	(1)	-	-	-
Net exchange differences	(15,522)	(326)	(3,510)	(19,358)	9,286	153	1,557	10,996
Net closing balance	**141,539**	**2,856**	**31,611**	**176,006**	**157,971**	**2,625**	**27,596**	**188,193**
Closing assets	59	(27)	(14)	18	1,886	(1,373)	(387)	125
Closing liabilities	141,597	2,829	31,597	176,024	159,857	1,252	27,209	188,318

Reinsurance contracts (Non-PAA) - by type	**2025**				2024			
	AFRC	LRC	AFIC	Total	AFRC	LRC	AFIC	Total
Opening assets	15,965	475	(426)	16,015	16,457	349	(205)	16,601
Opening liabilities	2,011	(1,270)	(439)	303	1,738	(947)	(183)	608
Net opening balance	**13,954**	**1,745**	**13**	**15,712**	**14,719**	**1,296**	**(22)**	**15,993**
Net expenses from reinsurance contracts	308	254	275	837	(619)	876	69	325
Other reinsurance finance income / (expenses)	613	69	-	681	41	19	-	61
Effect of reinsurer default risk changes	2	-	-	2	(5)	-	-	(5)
Total changes in the profit or loss and OCI	**922**	**322**	**275**	**1,520**	**(583)**	**895**	**69**	**380**
Cash flows	2,443	(166)	(597)	1,680	(1,460)	(140)	(268)	(1,869)
Other movements	-	-	-	-	371	(409)	234	196
Net exchange differences	(1,761)	(211)	10	(1,961)	908	103	-	1,011
Net closing balance	**15,558**	**1,690**	**(298)**	**16,950**	**13,954**	**1,745**	**13**	**15,712**
Closing assets	15,749	1,693	(296)	17,146	15,965	475	(426)	16,015
Closing liabilities	191	2	2	195	2,011	(1,270)	(439)	303

Investment contracts with DPF - by type	**2025**				2024			
	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total
Opening assets	-	-	-	-	-	-	-	-
Opening liabilities	22,332	-	-	22,332	21,594	-	-	21,594
Net opening balance	**22,332**	**-**	**-**	**22,332**	**21,594**	**-**	**-**	**21,594**
Insurance revenue	**(77)**	**-**	**-**	**(77)**	**(80)**	**-**	**-**	**(80)**
Incurred claims and expenses	-	-	30	30	-	-	43	43
Onerous contract losses (and reversals)	-	2	-	2	-	-	-	-
Insurance service expenses	**-**	**2**	**30**	**32**	**-**	**-**	**43**	**43**
Investment components	(3,109)	-	3,109	-	(2,934)	-	2,934	-
Insurance service result	**(3,186)**	**2**	**3,139**	**(45)**	**(3,014)**	**-**	**2,977**	**(37)**
Insurance finance (income) / expenses	2,916	-	-	2,916	2,270	-	-	2,270
Cash flows	394	-	(3,138)	(2,744)	452	-	(2,977)	(2,525)
Net exchange differences	(1,177)	-	-	(1,177)	1,030	-	-	1,030
Net closing balance	**21,278**	**2**	**1**	**21,281**	**22,332**	**-**	**-**	**22,332**
Closing assets	-	-	-	-	-	-	-	-
Closing liabilities	21,278	2	1	21,281	22,332	-	-	22,332

29.2.2 Movement schedules by measurement component

The following schedules presents the measurement components comprising the Best estimate liability (BEL), Risk adjustment (RA), and contractual Service Margin (CSM).

Insurance contracts (Non-PAA) - by component	2025				2024			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	452	(323)	(5)	125	475	(286)	(4)	185
Opening liabilities	176,063	3,295	8,959	188,318	166,036	3,251	8,120	177,407
Net opening balance	**175,611**	**3,618**	**8,964**	**188,193**	**165,562**	**3,537**	**8,124**	**177,222**
Changes in estimates that adjust CSM	(371)	(78)	449	-	(317)	(131)	448	-
Changes in estimates that adjust onerous contracts	1,069	29	-	1,098	1,063	1	-	1,064
New contracts issued – non-onerous	(788)	118	669	-	(648)	102	546	-
New contracts issued – onerous	25	17	-	42	36	18	-	54
Changes that relate to future service	**(65)**	**86**	**1,118**	**1,139**	**134**	**(10)**	**994**	**1,118**
Earnings released from CSM	-	-	(930)	(930)	-	-	(958)	(958)
Release of risk adjustment	-	(278)	-	(278)	-	(305)	-	(305)
Experience adjustments on current service	439	-	-	439	101	-	-	101
Revenue from policyholder tax expenses incurred	(11)	-	-	(11)	2	-	-	2
Changes that relate to current service	**428**	**(278)**	**(930)**	**(780)**	**103**	**(305)**	**(958)**	**(1,160)**
Experience adjustments on incurred claims	1	-	-	1	15	(1)	-	14
Changes that relate to past service	**1**	**-**	**-**	**1**	**15**	**(1)**	**-**	**14**
Insurance service result	**364**	**(191)**	**189**	**361**	**252**	**(315)**	**36**	**(27)**
General model								
Interest accreted to insurance contracts	2,654	141	226	3,021	2,693	178	225	3,096
Interest rate and other financial assumption changes	1,775	(4)	-	1,771	(1,910)	(11)	-	(1,921)
Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	(138)	10	-	(128)	121	-	-	121
Variable fee approach								
Change in fair value of the underlying assets	14,316	-	-	14,316	12,719	-	-	12,719
Change in fulfilment value - risk mitigation option	(836)	-	-	(836)	(2,029)	-	-	(2,029)
Insurance finance (income) / expenses	**17,770**	**148**	**226**	**18,143**	**11,594**	**167**	**225**	**11,986**
Premiums received	14,405	-	-	14,405	15,377	-	-	15,377
Claims, benefits and expenses paid	(24,576)	-	-	(24,576)	(26,274)	-	-	(26,274)
Acquisition costs paid	(1,126)	-	-	(1,126)	(963)	-	-	(963)
Other	(30)	-	-	(30)	(32)	-	-	(32)
Cash flows	**(11,326)**	**-**	**-**	**(11,326)**	**(11,892)**	**-**	**-**	**(11,892)**
Contracts disposed during the period	-	-	-	-	(128)	-	43	(85)
Disposal of a business	(7)	-	-	(7)	-	-	-	-
Transfers to disposal groups	-	-	-	-	(14)	6	6	(3)
Other	-	-	-	-	(4)	-	-	(4)
Other movements	**(7)**	**-**	**-**	**(7)**	**(147)**	**6**	**48**	**(92)**
Net exchange differences	(17,981)	(405)	(972)	(19,358)	10,242	224	529	10,996
Net closing balance	**164,430**	**3,169**	**8,406**	**176,006**	**175,611**	**3,618**	**8,964**	**188,193**
Closing assets	100	(35)	(47)	18	452	(323)	(5)	125
Closing liabilities	164,531	3,134	8,359	176,024	176,063	3,295	8,959	188,318

Reinsurance contracts (Non-PAA) - by component	**2025**				2024			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	15,374	433	208	16,015	16,184	423	(7)	16,601
Opening liabilities	693	(361)	(29)	303	1,024	(332)	(85)	608
Net opening balance	**14,681**	**794**	**237**	**15,712**	**15,160**	**755**	**78**	**15,993**
Changes in estimates that adjust CSM	(234)	(20)	254	-	(152)	(11)	163	-
Changes in estimates that adjust underlying onerous contracts	591	9	18	618	462	38	(46)	454
New reinsurance contracts recognized	(200)	60	141	1	(11)	4	8	1
Changes that relate to future service	**157**	**50**	**413**	**620**	**299**	**31**	**125**	**455**
CSM recognized for service received	-	-	(11)	(11)	-	-	(14)	(14)
Release of risk adjustment	-	(72)	-	(72)	-	(83)	-	(83)
Experience adjustment on current service	300	-	-	300	(36)	-	-	(36)
Changes that relate to current service	**300**	**(72)**	**(11)**	**217**	**(36)**	**(83)**	**(14)**	**(133)**
Experience adjustment on incurred claims	-	-	-	-	3	-	-	3
Changes that relate to past service	**-**	**-**	**-**	**-**	**3**	**-**	**-**	**3**
Net income/ (expenses) on reinsurance held	**457**	**(22)**	**402**	**837**	**266**	**(52)**	**111**	**325**
Reinsurance finance income / (expenses)	**652**	**43**	**(12)**	**683**	**31**	**36**	**(12)**	**55**
Premiums paid (net of commission)	4,950	-	-	4,950	1,341	-	-	1,341
Amounts received	(3,270)	-	-	(3,270)	(3,209)	-	-	(3,209)
Other	(1)	-	-	(1)	(1)	-	-	(1)
Cash flows	**1,680**	**-**	**-**	**1,680**	**(1,869)**	**-**	**-**	**(1,869)**
Reinsurance contracts disposed	-	-	-	-	(64)	-	34	(30)
Other	-	-	-	-	207	5	14	226
Other movements	**-**	**-**	**-**	**-**	**143**	**5**	**48**	**196**
Net exchange difference	(1,826)	(94)	(42)	(1,961)	949	50	12	1,011
Net closing balance	**15,644**	**721**	**585**	**16,950**	**14,681**	**794**	**237**	**15,712**
Closing assets	15,816	691	639	17,146	15,374	433	208	16,015
Closing liabilities	172	(30)	54	195	693	(361)	(29)	303

Investment contracts with DPF - by component	**2025**				2024			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	-	-	-	-	-	-	-	-
Opening liabilities	21,987	112	233	22,332	21,285	128	180	21,594
Net opening balance	**21,987**	**112**	**233**	**22,332**	**21,285**	**128**	**180**	**21,594**
Changes in estimates that adjust CSM	(66)	5	61	-	(70)	(7)	76	-
Changes in estimates that adjust onerous contracts	2	-	-	2	-	-	-	-
Changes that relate to future service	**(64)**	**5**	**61**	**2**	**(70)**	**(7)**	**76**	**-**
Earnings released from CSM	-	-	(37)	(37)	-	-	(33)	(33)
Release of risk adjustment	-	(14)	-	(14)	-	(14)	-	(14)
Experience adjustments on current service	4	-	-	4	11	-	-	11
Changes that relate to current service	**4**	**(14)**	**(37)**	**(47)**	**11**	**(14)**	**(33)**	**(37)**
Insurance service result	**(60)**	**(10)**	**25**	**(45)**	**(59)**	**(21)**	**43**	**(37)**
Variable fee approach								
Change in fair value of the underlying assets	2,916	-	-	2,916	2,270	-	-	2,270
Insurance finance (income) / expenses	**2,916**	**-**	**-**	**2,916**	**2,270**	**-**	**-**	**2,270**
Premiums received	413	-	-	413	470	-	-	470
Claims, benefits and expenses paid	(3,157)	-	-	(3,157)	(2,995)	-	-	(2,995)
Acquisition costs paid	(2)	-	-	(2)	-	-	-	-
Other	1	-	-	1	-	-	-	-
Cash flows	**(2,744)**	**-**	**-**	**(2,744)**	**(2,525)**	**-**	**-**	**(2,525)**
Net exchange differences	(1,159)	(6)	(13)	(1,177)	1,015	6	10	1,030
Net closing balance	**20,940**	**97**	**245**	**21,281**	**21,987**	**112**	**233**	**22,332**
Closing assets	-	-	-	-	-	-	-	-
Closing liabilities	20,940	97	245	21,281	21,987	112	233	22,332

29.2.3 New contracts recognized

Insurance contracts (Non-PAA)	2025 Non-onerous	Onerous	Total	2024 Non-onerous	Onerous	Total
Present value of cash inflows	(5,661)	(1,019)	(6,680)	(5,363)	(861)	(6,225)
Present value of cash outflows (excl. acquisition costs)	4,873	1,044	5,917	4,715	897	5,612
Risk adjustment for non-financial risk	118	17	135	102	18	120
Contractual service margin	669	-	669	546	-	546
Loss recognized on initial recognition	**-**	**42**	**42**	**-**	**54**	**54**

Reinsurance contracts (Non-PAA)	2025	2024
Present value of cash inflows	3,284	54
Present value of cash outflows	(3,484)	(65)
Risk adjustment for non-financial risk	60	4
Contractual service margin	141	8
Gain / (Loss) recognized on initial recognition	**1**	**1**

29.2.4 Contractual service margin maturity analysis

	Insurance contracts 2025	2024	Reinsurance contracts 2025	2024
<1 year	864	922	37	-
1-2 years	780	832	36	1
2-3 years	705	752	35	4
3-4 years	638	679	34	6
4-5 years	577	614	34	7
5-10 years	2,108	2,261	146	49
10-20 years	1,856	2,009	172	106
> 20 years	879	896	91	63
On December 31	**8,406**	**8,964**	**585**	**237**

29.2.5 Movement schedules of contractual service margin by transition method

The table below presents the reconciliation of the contractual service margin recognized for contracts in force as of the transition date. The transition methods applied to these contracts include the Modified retrospective approach (MRA), Fair value approach (FVA) and Other applicable method.

	Insurance contracts MRA	FVA	Other	Total	Reinsurance contracts held MRA	FVA	Other	Total	Investment contracts with DPF MRA	FVA	Other	Total
On January 1, 2025	1,457	4,494	3,013	8,964	-	28	208	237	-	233	-	233
Changes in estimates that adjust CSM	(296)	563	181	449	-	224	30	254	-	61	-	61
Changes in estimates that adjust onerous contracts	-	-	-	-	-	18	-	18	-	-	-	-
New contracts recognized	-	-	669	669	-	-	141	141	-	-	-	-
Earnings released from CSM	(130)	(483)	(317)	(930)	-	9	(20)	(11)	-	(37)	-	(37)
Insurance finance (income) / expenses	3	129	93	226	-	(23)	11	(12)	-	-	-	-
Net exchange differences	(156)	(511)	(305)	(972)	-	(11)	(30)	(42)	-	(13)	-	(13)
On December 31, 2025	**879**	**4,192**	**3,335**	**8,406**	**-**	**245**	**340**	**585**	**-**	**244**	**-**	**245**
On January 1, 2024	1,557	4,000	2,568	8,124	-	(149)	227	78	-	180	-	180
Changes in estimates that adjust CSM	(26)	523	(48)	448	-	192	(30)	163	-	76	-	76
Changes in estimates that adjust onerous contracts	-	-	-	-	-	(46)	(1)	(46)	-	-	-	-
New contracts recognized	-	-	546	546	-	-	9	9	-	-	-	-
Earnings released from CSM	(174)	(492)	(292)	(958)	-	18	(32)	(14)	-	(33)	-	(33)
Insurance finance (income) / expenses	5	146	74	225	-	(25)	13	(12)	-	-	-	-
Cash flow - contracts disposed	-	43	-	43	-	34	-	34	-	-	-	-
Net exchange differences	95	270	164	529	-	(2)	14	12	-	10	-	10
Other	-	5	-	6	-	5	9	14	-	-	-	-
On December 31, 2024	**1,457**	**4,494**	**3,013**	**8,964**	**-**	**28**	**208**	**237**	**-**	**233**	**-**	**233**

Transition
Changes in accounting policies due to IFRS 17 adoption in 2023 were applied retrospectively where practicable. Aegon found the full retrospective approach impracticable when it required hindsight, such as setting historical assumptions, or when historical data was unavailable without significant effort.

If retrospective application was impracticable, the modified retrospective approach or the fair value approach was used. The modified retrospective approach was applied only if reasonable and supportable information was available. For groups of contracts eligible for both approaches, the most appropriate method was chosen based on operational and financial considerations.

Aegon applied the fair value approach to certain groups of contracts with direct participation features, to which it could have applied IFRS 17 fully retrospectively. These were groups of contracts for which Aegon had mitigated financial risk prior to transition using derivatives, other financial instruments classified as fair value through profit or loss, reinsurance contracts, and groups to which the risk mitigation option has been applied prospectively from the transition date.

Fair value approach
Under the fair value approach, the carrying amount of a group of insurance contracts at transition is determined in accordance with IFRS 13, excluding the guidance on demand features. The difference between the fair value and the fulfillment cash flows at the transaction date is recognized as the contractual service margin.

To estimate the fair value of insurance contracts for IFRS 17 transition, Aegon adjusted estimated future cash flows for known differences between IFRS 17 and market valuation methodologies, such as investment expenses for all product types. The risk adjustment was recalculated at a higher confidence level to reflect additional compensation required by market participants for financial risk and remaining contractual services. Where possible, the results were compared to market-observable transactions, such as recent reinsurance transactions entered into by Aegon and sales transactions of insurance portfolios and businesses.

For contracts that transitioned to IFRS 17 under the fair value approach, assessments were performed at the original contract inception date, with a limited number of products being assessed at the transition date. It was assessed whether an insurance contract met the definition of an insurance contract with direct participation features or that of an investment contract with DPF, and the discretionary cash flows for insurance contracts without DPF.

At the transition date, contracts under the fair value approach were grouped into portfolios in accordance with IFRS 9 and IFRS 17. No contracts were deemed onerous at transition and these portfolios were not further segmented into cohorts based on issue date.

Discount rates used to accrue interest to the contractual service margin and to recognize changes in non-financial assumptions for non-participating contracts were also set at the transition date.

Modified retrospective approach
The modified retrospective approach aims to achieve results closest to the full retrospective approach, using reasonable, supportable information without undue cost or effort. Aegon used this approach for groups of contracts for which the fair value approach was not preferred, and gathered the necessary information from the transition date back to the initial recognition date. Modifications were applied only when information could not be obtained without undue effort, as allowed under IFRS 17.

For all contracts transitioned under this approach, sufficient information was available to classify them as of their original inception date. Contracts were grouped by the original inception date or, if information was lacking, by the transition date, into cohorts of no more 12 months.

None of the contracts to which the modified retrospective approach was applied was identified as being onerous at inception.

Modifications applied to contracts without direct participation features
To determine the contractual service margin at transition for non-participating contracts, Aegon estimated the contractual service margin at the original inception date and then rolled it forward to the transition date, deducting the estimated amount that would have been released for services provided prior to transition.

Previous calendar-year cash flows were attributed to issue year cohorts using allocation keys based on available information, such as accumulated premiums in force and first-year account values.

Calculating fulfillment cash flows at inception and accruing interest to the contractual service margin required historical discount rates. Principally, Aegon determines IFRS 17 discount rates using a hybrid approach based on risk-free rates plus an illiquidity premium based on expected asset returns. If asset portfolio data were unavailable, an observable yield curve plus a spread adjustment was used. For cohorts that exceed 12 months, weighted-average historical discount rates were applied, based on sales volumes, or expected coverage units at inception.

The modified retrospective calculations were based on the assumption that Aegon had not previously prepared interim financial statements, unless sufficient information existed to roll the contractual service margin forward with Aegon's historical reporting frequency.

Modifications applied to contracts with direct participation features
To determine the contractual service margin at transition for a group of insurance contracts with direct participation features, Aegon first estimated the total contractual service margin for all services to be provided for that group of contracts. Then deducted the estimated amount that would have been released for services provided prior to the transition date.

The total contractual service margin was estimated by taking the fair value of the underlying items at the transition date, minus the fulfillment cash flows at that date, and adjusting it for the amounts charged to policyholders prior to the transition date, the excess claims and expenses paid in this period (including acquisition costs), and the estimated change in the risk adjustment for non-financial risk caused by the release of risk before the transition date.
Calendar year cash flows were attributed to issue years using allocation keys suitable for the cash flow types, based on available information (e.g. account value, excess claims paid and net amount at risk). The projected risk adjustment pattern for newly issued cohorts of similar products was used as a proxy for estimating changes in the risk adjustment for non-financial risk before the transition date.

The amount released for services provided prior to transition was determined by multiplying the adjusted total contractual service margin by the ratio of the coverage units served prior to transition and the total coverage units expected to be provided over the lifetime of the group of contracts.

Other comprehensive income
Under IFRS 17, Aegon has elected to disaggregate the insurance finance income or expenses between profit or loss and OCI for certain groups of non-participating contracts issued in the Americas and Asia. The amount recognized in OCI has been determined retrospectively where possible, or set to nil at the transition date, such as for fixed deferred annuities, indexed universal life and other life insurance products with indirect participation features issued in the Americas.

29.2.6 Investments and other assets allocated to contracts that were not transitioned fully retrospectively
On transition to IFRS 17, amounts were recognized in the revaluation reserve for insurance contracts, investment contracts with DPF and reinsurance contracts held using the modified retrospective approach and/or the fair value approach.

Part of the assets backing these groups of insurance contracts are measured at fair value through other comprehensive income. The table below presents the movement in the cumulative amount recognized in OCI for these assets.

	2025	2024
On January 1	(2,131)	(1,147)
Gross revaluation	1,090	(1,125)
Net gains/(losses) transferred to income statement	53	(62)
Foreign currency translation differences	216	(115)
Tax effect	(271)	233
Other	46	86
On December 31	**(997)**	**(2,131)**

Of the gross revaluation, EUR 1,159 million was unrealized gain through equity (2024: loss of EUR 1,073 million). The Net gains/(losses) transferred to the income statement include a gain of EUR 174 million due to transfer/ disposal (2024: gain of EUR 56 million).

29.3 Critical judgments and estimates
29.3.1 Fulfilment cash flows
The fulfillment cash flows include estimates of future cash flows, an adjustment to reflect time value of money and the financial risks not included in the estimates of future cash flows and a risk adjustment for non-financial risk. Measuring each abovementioned element requires significant judgment and estimates.

29.3.1.1 Valuation methods

Aegon aims to estimate future cash flows by considering a range of likely scenarios, each specifying the amount and timing of cash flows and the probability of the outcomes. These cash flows are probability-weighted and discounted to derive an expected present value.

The objective is to use all reasonable, supportable information available at no undue cost or effort, rather than identifying every possible scenario. Simple modeling may be sufficient for some cases, while more complex methods might be needed for others. For example, if cash flows involve interrelated (implicit or explicit) options and respond nonlinearly to economic changes, Aegon often uses stochastic modeling techniques to estimate expected present values and project future cash flows across various economic scenarios. Other methods include closed-form solutions and replicating portfolio techniques.

29.3.1.2 Actuarial assumptions

When estimating future cash flows, Aegon sets actuarial assumptions for underwriting risk including policy claims (e.g. mortality, longevity, or morbidity), policyholder behavior (e.g. lapses, surrender of policies or partial withdrawals), and property & casualty loss ratios and expenses. These assumptions are reviewed annually, except for expense assumptions, which may be updated more frequently during quarterly expense monitoring.

Underwriting assumptions

Mortality tables are developed using a blend of company experience and industry studies, considering product characteristics, own-risk selection criteria, target market, and historical experience. Mortality experience is regularly monitored and used to price new products and calculate liabilities for in-force contracts. For contracts that insure against survivorship or mortality, allowances are made for further longevity or mortality improvements. Morbidity assumptions are based on claims severity and frequency, adjusted for industry information, with industry surveys used for judgment-based assumptions such as morbidity improvement and long-term care (LTC) inflation.

Surrender and lapse rates depend on product features, policy duration, and external factors like interest rates and competitor behavior. Dynamic lapse assumptions reflect expected policyholder behavior under various scenarios. Assumptions are based on own experience and industry data, with lapse experience correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions.

Policyholder benefits linked to asset performance are projected at rates consistent with the discount rates applied. Crediting rates for cash flows are determined using projected cash flows based on the group's crediting policies. Other management actions are considered to the extent that they are part of Aegon's regular policies and procedures.

Given that Aegon applies the premium allocation approach to most of its non-life business, actuarial assumptions for loss ratios impact fulfillment cash flows only for onerous contracts with remaining coverage and for contracts with incurred claims. Aegon uses various loss reserving techniques, historical claims data, and market inputs to estimate claims ratios, with large claims assessed individually.

Expense assumptions

Expenses attributable to the fulfillment cash flows include acquisition, maintenance, and claims settlement costs, as well as unavoidable overhead costs. Investment expenses are included for contracts providing investment-related or investment-return services, or where Aegon's investment activities enhance policyholder benefits from insurance coverage. Aegon's expense assumptions are based on current expenses, adjusted for future expense inflation and the impact of known one-off projects (such as planned cost-saving initiatives or projects to implement additional regulatory reporting requirements). In smaller units, further adjustments are made to reflect the long-term scale of the business. When allocating the attributable expenses to groups of contracts, Aegon uses pricing or regulatory reporting approaches. Additional allocation keys are applied where IFRS requires more granularity.

Inflation assumptions

The expense inflation assumption is split into a financial component calibrated to market observables and a non-financial component set as an actuarial assumption. The non-financial component represents the difference between general market inflation and Aegon-specific expense inflation. Some inflation assumptions (such as LTC utilization and health inflation in the Americas) are entirely set as an actuarial assumption due to their weak correlation with general inflation indices and due to the lack of a hedge market for such rates.

Discount rates and other financial assumptions

Aegon adjusts the estimated future cash flows to reflect the time value of money and the financial risks not included in the cash flow estimates. The discount rates applied to the estimates of the future cash flows reflects the characteristics of the cash flows and the liquidity characteristics of the insurance contracts. They are consistent with observable market prices for financial instruments with similar cash flow characteristics. They exclude factors that influence market prices but do not impact the future cash flows of the insurance contracts.

No implicit adjustments for non-financial risks are included in the discount rates, as the risk adjustment for non-financial risks is explicitly included in the fulfillment cash flows.

At initial recognition of a group of contracts, Aegon uses weighted-average discount rates over the period when contracts in that group are issued.

IFRS explicitly mentions two calibration options for the discount rate, namely the "top-down approach" and the "bottom-up" approach. Aegon has generalized both approaches into a direct discounting technique in which discount rates are determined as the sum of the risk-free rate plus a percentage of the illiquidity premium (ILP). The ILP is an additional spread an investor can earn by investing in a security that offers limited or no ability for the investor to exit the investment before maturity. If an insurance liability is illiquid (meaning that the policyholder has limited or no ability to cash it in prior to maturity or contingency-based payment), the liability is discounted at a rate that includes an ILP because illiquid assets (earning an illiquidity premium) may be purchased to back or replicate that liability.

Risk-free yield curve

Aegon has identified various rates available in the EUR, GBP and USD markets that can be used as a basis for the risk-free yield curve, including EURIBOR swap rates for EUR, reformed Sterling Overnight Index Average (SONIA) for GBP, and Secured Overnight Funding Rates (SOFR) and US Treasury rates for USD. EURIBOR rates are adjusted for credit risk by subtracting a credit risk allowance. No adjustment is made to overnight swap rates and US Treasury rates, as the credit risk of these instruments is deemed negligible.

A full risk-free yield curve is derived by first interpolating between tenors for which market data are available, and then extrapolating the yield curve beyond market-observable maturities. Discount rates converge to an ultimate forward rate (linear grading over a 10-year period is assumed for the USD and EUR). A uniform last liquid point for EUR and USD is set at 30 years, while GBP is set at 50 years. The ultimate forward rates reflect a long-term view on nominal interest rates and are set by management for each currency, taking into account expected real interest rates and long-term inflation, together with the current market environment. The current ultimate forward rate assumption is 3.40% (December 31, 2024: 3.40%).

Aegon reviews the risk-free last liquid point and ultimate forward rates quarterly which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

Risk-free yield curves (%)	**December 31, 2025**						December 31, 2024					
	1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years
GBP	3.54	3.67	4.04	4.36	4.54	4.59	4.46	4.04	4.07	4.23	4.30	4.23
USD	3.48	3.77	4.28	4.84	5.16	5.00	4.24	4.46	4.67	4.89	5.05	4.82

Illiquidity premium (ILP)

Aegon sets ILPs at the level of the segment or major business unit, reflecting how it manages the investments and ALM risk for the given block of liabilities. For Americas, Aegon has set ILPs by lines of business, which has resulted in 11 ILP curves. For each unit, an ILP curve is constructed from market-observables returns on a reference portfolio of assets. The reference portfolio is based on the unit's actual holdings or investment policy target mix of fixed-interest securities except for single premium products with the need to link returns to the actual asset mix, or products with needs of frequent hedging to cover guarantees where Aegon may choose to allow for short-term deviations from the target to be included. The reference portfolio excludes alternative investments (such as equities and real estate investments).

To derive ILP curves, market spreads are adjusted for expected and unexpected default losses, and the ILP is calculated as the weighted average of these adjusted spreads, using the line of business reference portfolio. The full ILP curve is derived by interpolating between the observable tenors and then extrapolating the yield linearly beyond the ILP last liquid point to the ultimate forward ILP. The last liquid point can be set separately for each duration bucket or, as a single point in time for the entire reference portfolio. The ultimate forward spread is set based on the historical 50th percentile spread adjusted for expected and unexpected default losses.

Aegon uses the expected default loss derived from historical default data, plus an adjustment for the default risk premium. The adjustment for the default risk premium or the unexpected default loss is calculated by applying 30% on top of the expected default, which is based on management's judgment.

Aegon updates the reference portfolio quarterly, and the ILP last liquid point and ILP ultimate forward rate are revised accordingly. The ILP curves of Aegon's significant portfolios are presented below. These ILP curves are added to the risk-free yields of the currency in which the cash flows of the products are denominated.

| ILP per portfolio (%) | Country | December 31, 2025 | | | | | | December 31, 2024 | | | | | |
		1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years
Fixed Deferred Annuity	US	0.92	0.99	1.06	1.15	1.16	1.16	0.80	0.88	1.00	1.14	1.14	1.15
Indexed Universal Life	US	1.01	1.07	1.13	1.19	1.19	1.20	0.90	1.02	1.09	1.22	1.21	1.22
Long-Term Care	US	0.82	0.83	0.84	1.06	1.14	1.31	0.72	0.73	0.77	1.06	1.14	1.28
Traditional Life	US	0.91	0.94	0.96	1.11	1.17	1.28	0.75	0.77	0.80	1.09	1.15	1.26
Universal Life	US	0.85	0.88	0.91	1.07	1.13	1.27	0.76	0.79	0.81	1.05	1.11	1.24
Variable Annuities	US	0.36	0.51	0.64	0.64	0.63	0.65	0.55	0.63	0.64	0.65	0.64	0.66
Annuities	UK	0.76	0.76	0.76	0.76	0.76	0.72	0.98	0.98	0.98	0.98	0.98	0.96
Individual Protection	UK	0.45	0.45	0.45	0.45	0.45	0.44	0.47	0.47	0.47	0.47	0.47	0.45

Illiquidity factor

The illiquidity factor reflects the liquidity characteristics of a certain group of insurance contracts. Groups of contracts whose cash flows are not dependent on the underlying assets are assigned an illiquidity factor of 100%. Groups of contracts for which the cash flows predominantly vary with the underlying assets are assigned an illiquidity factor of 0%. For example, Aegon UK does not apply an illiquidity factor to the Unit Linked products. For a few products that include both types of cash flows, such as US variable annuity products with guaranteed minimum withdrawal benefits, a combination of 100% and 0% ILP is used.

Other significant financial assumptions

Interest rate volatilities are modeled based on swaption prices, in line with current market pricing.

Risk adjustment for non-financial risk

The risk adjustment for non-financial risk is included explicitly as a separate component of the fulfillment cash flows. It reflects the compensation that Aegon requires for bearing the uncertainty about the amount and timing of the cash flows that arise from non-financial risk as it fulfils insurance contracts.

These risks include mortality, morbidity, policyholder behavior, expense, and product-specific operational risk. Non-financial risks that do not arise from the insurance contracts, such as general operational risk, are not reflected in the risk adjustment. The risk adjustment reflects both the risk that actual experience differs from the best-estimate assumptions used to project future cash flows due to misestimation (parameter risk), and the risk of random fluctuations around the true estimates (contagion risk).

Diversification benefits are recognized at the Group level. To align with market practice, Aegon only reflects the degree of diversification between non-financial risks, and contrary to its pricing methodology, ignores diversification benefits between financial and non-financial risks. Diversification effects include the impact of ceded reinsurance, and insurance contracts classified as held for sale.

Aegon generally applies a simplified confidence-interval technique to estimates the risk adjustment for non-financial risk, using an 80th percentile confidence level. Under this approach, a probability distribution is assumed for each particular risk, and the amount above the expected present value of future cash flows is determined using a shock factor. The impacts for each risk are then aggregated using a correlation matrix, reflecting diversification between the various non-financial risk types. For some products, Aegon measures contagion risk using the Conditional Tail Expectation technique at the 75th percentile. Regardless of the technique applied, the confidence interval is computed across the entire product lifetime in order to fully reflect the risk.

Changes in methods and inputs used to measure fulfillment cash flows

Actuarial assumptions, excluding expenses, are reviewed in the second quarter for the United States and TLB, and in the fourth quarter for all other business units, while expense assumptions for all units are reviewed in the fourth quarter. These reviews are based on historical experience, observable market data, including transactions such as acquisitions and reinsurance, anticipated trends, and legislative changes. Similarly, the models and systems used to determine our liabilities and reinsurance assets are reviewed periodically and updated as needed.

At the end of 2025, non-financial assumption changes mainly in Aegon's business in Americas, United Kingdom, and TLB resulted in an adverse pre-tax impact of EUR 515 million. Of this amount, EUR 265 million was absorbed by the CSM, EUR 177 million was recognized in the income statement, and EUR 73 million was recognized in OCI.

Of the total impact, Americas and TLB resulted in EUR 333 million, mainly due to strengthening of policyholder behavior assumptions to address adverse experience in Financial Assets, driven by the TLB Universal Life block reinsured to Transamerica, Variable Annuities and Fixed Annuities. In Protection Solutions, adverse assumption updates were driven by the workplace business, in part related to Medicare Supplement product addressing an industry-wide trend. These unfavorable underwriting assumptions was partly offset by favorable expense assumption updates in Individual Life. United Kingdom resulted in EUR 180 million, mainly from updated persistency assumptions, reflecting the ongoing commercial pressures in the Platform and Traditional Products business.

Financial (economic) assumption updates resulted in a favorable impact of EUR 269 million, recognized in OCI, attributable to a periodic adjustment of the illiquidity premium to align with Aegon's latest reinvestment strategy.

Aegon did not make any significant changes to the contract boundaries in the current reporting period, nor did it update the approaches used to determine the discount rate or estimate the risk adjustment for non-financial risk.

29.3.2 Relevant other significant judgments

In addition to the judgments and estimates made in measuring the fulfillment cash flows described above, other significant judgments are applied in determining the relative weighting of coverage units when multiple services are provided; the non-distinct investment component (excluded from insurance revenue); and the adjustment for non-performance risk that is applied to reinsurance contracts held.

29.3.2.1 Weighting of coverage units

Often, a single metric can be defined that captures multiple services under one contract. Aegon uses different approaches to assess the relative weights of services benefits. In some cases, the weighting is determined directly from the composition of the benefits under the contract. For example, for a life insurance product with an account value that is surrendered, coverage units can be based on the total death benefit, as this amount comprises both the account value (investment service) and the excess death benefits (insurance service). In other cases, significant judgment is required. For example, for US long-term care insurance products, multiple drivers impact the maximum daily benefit to which a policyholder could be entitled. To reflect this, the coverage unit is computed using a combination of the initial allowed benefit, the benefit period, as well as adjustments for any inflation protection, and if the policy is paid-up on the contingent non-forfeiture option.

29.3.2.2 Investment component

Aegon reports insurance revenue and insurance service expenses excluding non-distinct investment components which are the amounts repayable to policyholders, even if the insured event does not occur.

Aegon determines the investment component when a claim is incurred as an amount is released from the liability for remaining coverage. When doing so it considers which payments would have been possible immediately prior to the claims date. For example, a payment might have needed to be made to the policyholder in light of policy surrender, the uptake of a policy loan, the partial withdrawal, or the transfer of an insurance policy to another insurer. The investment component is determined net of any penalty or similar charges.

29.3.2.3 Adjustment to reinsurance contracts held for non-performance risk

The reinsurer's nonperformance risk is based on Aegon's credit exposure, net of collateral, and the perceived counterparty default risk. In assessing credit exposure, Aegon takes into account treaty provisions for non-performance, such as the automatic recapture of the reinsured business on the reinsurer's default.

When estimating a reinsurer's default risk, Aegon considers the current financial condition and credit standing of the reinsurer, expert judgment specific to the local reinsurance market and historical data (such as Moody's loss given default rates). The ultimate adjustment reflects the risk of potential reinsurance counterparty failure due to default (i.e. credit events), as well as disputes resulting in reduced payments and the potential for current conditions to change over time.

29.4 Underwriting risk

Aegon's earnings depend significantly on how actual claims experience compares with the assumptions used to price products and establish liabilities. If actual claims are less favorable than assumed, income would decrease. If higher claims become a persistent trend, Aegon may need to adjust its assumptions about future claims, increasing required reserves and reducing income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the statement of financial position and are being amortized into the income statement over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs if recoverability is doubtful. This could have a materially adverse effect on Aegon's business, results of operations and financial condition.

Sources of underwriting risk include policyholder behavior, policy claims and expenses. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover upfront expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. There are also products where Aegon is at risk if lapses decrease; for example where this would result in a higher utilization rate of product guarantees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than assumed beforehand by management and that were priced into the products.

Aegon monitors and manages its underwriting risk by its type, by performing attribution analysis on earnings and reserve movements to identify the source of any material variation between actual results and expectations. Aegon's units also conduct experience studies for underwriting risk assumptions, comparing Aegon's experience to industry experience as well as combining Aegon's experience and industry experience, based on the depth of the history of each source to Aegon's underwriting assumptions. Where policy charges are flexible in products, Aegon uses these analyses to adjust them, with a view to maintaining a balance between policyholder and shareholder interests. Aegon can also reduce expense levels over time, thereby mitigating unfavorable expense variability.

Another way to mitigate underwriting risk is through reinsurance. Aegon uses reinsurance primarily to manage and diversify risk, limit volatility, improve capital positions, limit maximum losses and gain access to reinsurer support. While objectives and use may vary by region due to local market conditions and product offerings, the use of reinsurance is coordinated and monitored globally. External reinsurance counterparties are, in general, major global reinsurers. At the same time, local reinsurers are used to balance local capacity and diversification.

The key areas where reinsurance is used are to reduce our exposure to mortality and morbidity risk, primarily through a combination of quota-share and excess of loss reinsurance. Also, an excess-of-loss reinsurance is used to limit the Group's exposure to large losses in the non-life business.

In order to minimize its reinsurer default exposure, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and over-collateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by using multiple reinsurers within certain reinsurance agreements.

Concentration of underwriting risk by segments can be referred to in note 5 Segment information.

Sensitivity analysis of net result, shareholders' equity and CSM to changes in various underwriting risks

Aegon's best estimate assumptions already account for expected future developments, and the sensitivities reflect the estimated effects of these assumptions by considering probable changes in lapse, mortality, and morbidity rates. These sensitivities were applied as a permanent shock to all Aegon products, exposed to an increase or a decrease in the corresponding rates. Due to the nature of IFRS and how changes in assumptions are absorbed by the CSM while a contract is not onerous, but are reflected in the net result if it is onerous, it is possible that the results of opposite sensitivities seem counterintuitive.

In 2025, changes in sensitivities were driven by the reinsurance of a block of Secondary Guarantee Universal Life (SGUL) contracts and by the annual assumption updates. Market movements, as well as changes in business mix from new business and exits, also influenced the sensitivities.

The SGUL reinsurance reduced the exposure to increases in mortality and decreases in lapses for contracts without direct participation. For these contracts, the impact of sensitivities on the consequential Reinsurance Loss Recovery Calculation is floored for lapse-up and mortality-down scenarios, contributing to the asymmetric results observed for mortality and lapse sensitivities.

Assumption updates for the workplace health business reduced overall morbidity sensitivities for contracts without direct participation. These updates also resulted in certain workplace health cohorts becoming onerous, which lowered the CSM sensitivities while increasing the sensitivities of the net result. Updated lapse assumptions for Individual Life contracts in the Protection Solutions business increased the exposure to lapse and mortality sensitivities for contracts without direct participation, affecting the CSM. There were also decreases in lapse sensitivities for other without direct participation contracts arose from an increase in onerous contracts within the Life portfolio of the Protection Solutions business, affecting the net result rather than the CSM.

For direct participation contracts in the US, overall lapse sensitivities increased due to positive market movements. Changes in the mix of onerous and non-onerous blocks, driven by market movements for investment only Variable Annuities that became non-onerous, and by assumption updates for certain Living Benefits blocks that became onerous, also shifted the impact of sensitivities between the net result and the CSM. Updates to persistency assumptions in the UK reduced the sensitivity to lapse rates for direct participation contracts.

| | **2025** | | | | | | 2024 | | | | | |
| | Net result | | Equity | | CSM | | Net result | | Equity | | CSM | |
Estimated effect	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Non-participating contracts												
20% increase in lapse rates	(79)	(48)	(62)	(33)	78	69	(3)	32	28	61	18	(9)
20% decrease in lapse rates	21	(13)	6	(25)	37	38	(22)	(29)	(54)	(59)	30	26
5% increase in mortality rates	(667)	(273)	(603)	(233)	244	215	(648)	(236)	(623)	(205)	201	186
5% decrease in mortality rates	531	181	467	141	(109)	(119)	551	183	517	146	(115)	(142)
10% increase in morbidity rates	(230)	(225)	(235)	(222)	(659)	(585)	(145)	(141)	(156)	(143)	(860)	(769)
10% decrease in morbidity rates	87	84	102	89	878	796	63	60	76	63	1,018	919
5% increase in expenses	(59)	(59)	(56)	(56)	(71)	(71)	(27)	(27)	(25)	(25)	(126)	(126)
5% decrease in expenses	37	37	34	34	99	99	26	26	24	24	127	127
Participating contracts												
20% increase in lapse rates	138	65	45	21	(329)	(458)	123	110	59	81	(307)	(473)
20% decrease in lapse rates	(181)	52	(76)	91	427	417	(179)	(9)	(112)	22	445	459
5% increase in mortality rates	(269)	(100)	(191)	(24)	(573)	(384)	(278)	(213)	(208)	(138)	(592)	(298)
5% decrease in mortality rates	226	155	149	76	624	320	237	233	164	158	652	277
10% increase in morbidity rates	-	-	-	-	-	-	(2)	(2)	(2)	(2)	2	2
10% decrease in morbidity rates	-	-	-	-	-	-	(2)	(2)	(2)	(2)	2	2
5% increase in expenses	(38)	(34)	(18)	(19)	(221)	(218)	(42)	(42)	(22)	(23)	(238)	(236)
5% decrease in expenses	36	33	17	17	223	219	36	36	15	16	246	244
Non-life contracts												
10% increase in claims	(6)	(4)	(7)	(5)	-	-	(6)	(5)	(9)	(6)	-	-
10% decrease in claims	6	4	7	5	-	-	6	5	9	6	-	-

29.5 Risk mitigation

Aegon has chosen to apply the risk mitigation option and recognize changes in the fulfillment value of products with direct participation features (for example variable annuity products issued in the Americas and UK) in the profit or loss and OCI, rather than adjusting the CSM. The adjustment to the CSM that would otherwise have been made on December 31, 2025, is EUR 836 million (2024: EUR 2,020 million). For more details on the change in the fulfillment cash flows relating to the hedged position, see note 20 Derivatives, and for the split between profit or loss and OCI, see note 9 Insurance net investment result.

30 Investment contracts without discretionary participation features

	2025	2024
Aegon risk	**12,652**	**12,592**
- Institutional guaranteed products	157	182
- Fixed annuities	12,466	12,378
- Other	29	32
Policyholder risk	**85,161**	**79,078**
Total investment contracts without DPF	**97,814**	**91,669**

	Aegon risk		Policyholder risk	
Movement schedule	**2025**	2024	**2025**	2024
Opening balance	12,592	10,222	79,078	65,044
Deposits	1,798	1,595	15,135	14,932
Withdrawals	(1,653)	(1,236)	(12,788)	(11,807)
Interest credited	354	288	11,004	8,467
Fund charges released	(15)	(13)	(384)	(367)
Net exchange differences	(1,535)	755	(6,241)	3,868
Transfer to/from other headings	1,113	1,038	(647)	(1,060)
Other movements	(2)	(58)	4	1
Closing balance	**12,652**	**12,592**	**85,161**	**79,078**

31 Borrowings

	2025	2024
Capital funding	1,396	1,533
Operational funding	586	1,480
On December 31	**1,982**	**3,013**
Current	10	37
Non-current	1,972	2,976
Fair value of borrowings	2,059	3,076

Aegon's borrowings are defined separately as capital funding and operational funding. Capital funding includes debt securities issued for general corporate purposes and to capitalize its business units. Capital funding is part of the Company's total capitalization and is used to finance its subsidiaries and the cash held at the holding company. Operational funding includes debt securities issued to finance dedicated asset pools. These assets are either legally segregated or tracked as separate portfolios.

The difference between the contractually required payment at the maturity date and the carrying amount of the borrowings amounted to EUR 6 million positive (2024: EUR 8 million positive).

Capital funding

A detailed composition of capital funding is included in the following table:

	Coupon rate	Coupon date	Issue / Maturity	**2025**	2024
USD 760 million Senior Unsecured Notes	5.500%	Semi-annually, April 16	2024 / 27	647	731
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	286	301
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually, December 16	2009 / 39	455	480
Other				9	20
On December 31				**1,396**	**1,533**

These loans are considered senior debt in calculating financial leverage in note 37 Capital management and solvency.

Operational funding

In 2025, the operational funding decreased by EUR 895 million mainly due to the paydown of Federal Home Loan Bank (FHLB) borrowings. This borrowing program is part of Aegon's asset–liability management strategy.

	Coupon rate	Coupon date	Issue / Maturity	**2025**	2024
FHLB Secured borrowings [1]	Fixed	Quarterly	2022 / 26	554	1,449
North Westerly VI Note [1]	Floating	Quarterly	2020 / 32	15	15
North Westerly VII Note [1]	Floating	Quarterly	2021 / 34	16	16
On December 31				**586**	**1,480**

1   Issued by a subsidiary of Aegon Ltd.

Other

The floating-rate undrawn committed borrowing facilities expiring beyond one year amounted to EUR 1,351 million on December 31, 2025 (2024: EUR 1,544 million). The decrease of the facilities was the result of net exchange differences.

There were no defaults or breaches of conditions during the period.

32 Provisions

	2025	2024
On January 1	98	83
Additional provisions	89	45
Disposal of a business	(1)	(1)
Unused amounts reversed through the income statement	-	(2)
Used during the year	(82)	(32)
Net exchange differences	(7)	5
On December 31	**97**	**98**
Current	15	91
Non-current	82	7

The provisions on December 31, 2025, consisted of restructuring provisions of EUR 81 million (2024: EUR 7 million), litigation provisions of EUR 2 million (2024: EUR 67 million) and other provisions of EUR 13 million (2024: EUR 24 million). The restructuring provisions mainly include expected redundancy payments related to the announced relocation of Aegon's head office to the United States. The litigation provisions in 2025 mainly decreased due to the payment of a settlement regarding the putative class action alleging that several US-based Aegon subsidiaries mischaracterized agents as independent contractors instead of employees (see note 39 Commitments and contingencies).

33 Defined benefit plans

	2025	2024
Retirement benefit plans	217	269
Other post-employment benefit plans	167	189
Total defined benefit plans	**384**	**457**
Retirement benefit plans in surplus	95	110
Reimbursement rights	28	9
Total defined benefit assets	**124**	**119**
Retirement benefit plans in deficit	340	388
Other post-employment benefit plans in deficit	167	189
Total defined benefit liabilities	**507**	**576**

	2025			2024		
Movements during the year	Retirement benefit plans	Other post-employment benefit plans	Total	Retirement benefit plans	Other post-employment benefit plans	Total
On January 1	269	189	457	368	178	546
Defined benefit expenses	45	15	61	42	15	57
Remeasurements of defined benefit plans	(6)	(3)	(9)	19	(5)	15
Contributions paid	(44)	-	(44)	(148)	-	(148)
Benefits paid	(19)	(12)	(31)	(28)	(12)	(40)
Net exchange differences	(28)	(22)	(50)	16	12	27
On December 31	**217**	**167**	**384**	**269**	**189**	**457**

The amounts recognized in the statement of financial position are determined as follows:

Net carrying value details	2025 Retirement benefit plans	Other post-employment benefit plans	Total	2024 Retirement benefit plans	Other post-employment benefit plans	Total
Present value of funded obligations	2,852	-	2,852	3,140	-	3,140
Fair value of plan assets	(2,845)	-	(2,845)	(3,123)	-	(3,123)
Fair value of reimbursement rights	(28)	-	(28)	(9)	-	(9)
	(22)	**-**	**(22)**	**7**	**-**	**7**
Present value of unfunded obligations	239	167	406	262	189	450
On December 31	**217**	**167**	**384**	**269**	**189**	**457**

The fair value of Aegon's own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets were nil in both 2025 and 2024.

Defined benefit expenses	2025 Retirement benefit plans	Other post-employment benefit plans	Total	2024 Retirement benefit plans	Other post-employment benefit plans	Total
Current year service cost	36	7	43	32	7	39
Net interest on net defined benefit liability (asset)	9	9	18	9	9	18
Total defined benefit expenses	**45**	**15**	**61**	**42**	**15**	**57**

Defined benefit expenses are included in Post-employment benefit costs in note 13 Other operating expenses.

Movements during the year of the present value of the defined benefit obligations	2025	2024
On January 1	3,590	3,616
Current year service cost	43	39
Interest expenses	177	173
Remeasurements of the defined benefit obligations:		
- Actuarial gains and losses arising from changes in demographic assumptions	21	6
- Actuarial gains and losses arising from changes in financial assumptions	14	(217)
Benefits paid	(237)	(237)
Net exchange differences	(350)	208
Other	-	2
On December 31	**3,257**	**3,590**

Movements during the year in plan assets for retirement benefit plans	2025	2024
On January 1	3,123	3,051
Interest income (based on discount rate)	155	152
Remeasurements of the net defined liability (asset)	32	(208)
Contributions by employer	44	148
Benefits paid	(210)	(200)
Net exchange differences	(299)	180
On December 31	**2,845**	**3,123**

Plan assets for retirement benefit plans	2025 Quoted	Unquoted	Total	in % of total plan assets	2024 Quoted	Unquoted	Total	in % of total plan assets
Debt instrument	702	198	900	32%	594	275	869	28%
Derivatives	-	(30)	(30)	-1%	-	(183)	(183)	-6%
Investment funds	-	1,625	1,625	57%	-	2,027	2,027	65%
Other	-	350	350	12%	-	410	410	13%
On December 31	**702**	**2,144**	**2,845**	**100%**	**594**	**2,529**	**3,123**	**100%**

Movements during the year of the fair value of the reimbursement rights	2025	2024
On January 1	9	20
Interest expenses	3	3
Remeasurements of the defined benefit obligations:		
- Actuarial gains and losses arising from changes in financial assumptions	12	(18)
Benefits paid	4	4
Other	-	2
On December 31	**28**	**9**

Defined benefit plans are mainly operated by Transamerica, Aegon UK and Aegon Employees Netherlands. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans. Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 13 Other operating expenses for a complete overview of employee expenses including the total defined contribution expenses.

Transamerica

Transamerica has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee's eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 101 million on December 31, 2025 (2024: EUR 126 million deficit).

Investment strategies are established based on asset and liability studies by actuaries which are updated as they consider appropriate. These studies, along with the investment policy, assist to develop the appropriate investment criteria for the plan, including asset allocation mix, return objectives, investment risk and time horizon, benchmarks and performance standards, and restrictions and prohibitions. The overall goal is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Aegon believes that the asset allocation is an important factor in determining the long-term performance of the plan. The plan uses multiple asset classes as well as sub-classes to meet the asset allocation and other requirements of the investment policy, which minimizes investment risk. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Transamerica maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company's general account assets. Pension plan contributions were not required for Transamerica in 2025 or 2024. However, Transamerica Corporation made a pension plan contribution of EUR 43 million in September, 2025 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2024, Transamerica Corporation made a pension plan contribution of EUR 145 million.

Transamerica also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by Transamerica Corporation, and overseen by the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all the plan's provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee's eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 145 million (2024: EUR 164 million unfunded).

Transamerica provides health care benefits to retired employees through continuation of coverage primarily in self-funded plans, and partly in fully insured plans, which are classified as unfunded per IAS 19 financial guidance. The postretirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Transamerica maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Transamerica has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.

Under the Employee Retirement Income Security Act (ERISA), Transamerica has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Transamerica has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Transamerica reviews the terms of the plans and makes changes to the plans if and when appropriate. Transamerica funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 170 million (2024: EUR 190 million).

The weighted average duration of the defined benefit obligation is 7.9 years (2024: 8.0 years).

The above sensitivity analysis is based on a change in one assumption, with all other assumptions held constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

Target allocation of plan assets for retirement benefit plans for the next annual period is: equity instruments 2%-4%, debt instruments 80%-90% and other instruments 8%-16%.

Aegon UK

Aegon UK operated a defined benefit pension scheme providing benefits for staff based on final pensionable salary and years of service. The scheme closed to new entrants several years ago and closed to future accruals on March 31, 2013. Aegon UK now offers a defined contribution pension scheme to all employees.

The pension scheme is administered separately from Aegon UK and is governed by Trustees, who are required to act in the best interests of the pension scheme members.

The pension scheme Trustees are required to carry out triennial valuations of the scheme's funding position, with the latest valuation being on September 30, 2022. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the United Kingdom. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 75 million on December 31, 2025 (2024: EUR 95 million surplus). During 2025, no contributions were paid into the scheme (2024: EUR 10 million).

The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently assets are invested in income and liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.

Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation, interest rate risks, investment returns, and changes in pensioners' life expectancy.

The scheme holds three buy-in policies in the name of the Trustee to cover full scheme benefits for a group of pensioners. The liabilities (and matching assets) calculated on the year-end assumptions have been included in the funded position as at December 31, 2025.

The weighted average duration of the defined benefit obligation is 12.6 years (2024: 13.5 years).

Target allocation of plan assets for retirement benefit plans for the next annual period is 100% debt instruments.

Aegon Employees Netherlands B.V.

From July 1, 2023, following the transaction with a.s.r., employees of Aegon located in the Netherlands are employed by Aegon Employees Netherlands B.V. (AEN), an Aegon subsidiary included in the Holdings segment. AEN offers a defined contribution pension scheme to all employees in the Netherlands.

Until July 1, 2023, Aegon Nederland N.V. (legally merged with ASR Nederland N.V. on October 1, 2023 and therefore hereafter referred to as a.s.r.) was the employer of the employees of Aegon located in the Netherlands and operated a closed defined benefit pension plan under a pension contract. As of January 1, 2020, the defined benefit pension plan is closed for new members and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged and the indexation for those accruals will remain in force. The pension contract was updated as AEN was added as an employer on the date of the transfer of employees to AEN.

The defined benefit plans cover retirement benefits, disability, death, and survivor pensions, and the defined benefit obligation amounts to EUR 88 million on December 31, 2025 (December 31, 2024: EUR 90 million). The defined benefit obligation is backed by investments owned by a.s.r. The obligation of a.s.r. to fund the defined benefit obligation through these investments is reported as a reimbursement right. The average remaining duration of the defined benefits obligation is 19.5 years (2024: 20.8 years).

Also included in the reimbursement rights is the present value of the expected guaranteed premiums and management fees to be paid to a.s.r. by AEN. The present value as of December 31, 2025, amounts to EUR 59 million (December 31, 2024: EUR 80 million), discounted at a rate of 4.00% (2024: 3.51%).

The liabilities related to other post-employment benefit plans, consisting of former Board of Directors unconditional indexation, jubilee and mortgage discount liabilities, are wholly unfunded and amount to EUR 2 million as of December 31, 2025 (December 31, 2024: EUR 4 million). The weighted average duration of the other post-employment benefit plans is 9.7 years (2024: 11.4 years).

Principal actuarial assumptions

The principal actuarial assumptions applicable to the year ended December 31 are as follows.

Transamerica's mortality assumptions (demographic actuarial assumptions) are based on the PRI-2012 Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale MP-2021 for 2025 assumption, and 2024 assumption respectively, for the relevant calendar years.

Aegon UK's mortality assumptions utilize the Club Vita tables based on analysis of Scheme membership CMI 2024 1.5%/1.25% p.a. (males/females) and Scheme membership CMI 2023 1.5%/1.25% p.a. (males/females).

Aegon Employees Netherlands B.V.'s mortality assumptions are Company-specific and are derived from the Projections Life Tables 2025 and 2024, respectively.

Financial actuarial assumptions used to determine defined benefit obligations at year-end	Transamerica		Aegon UK		AEN	
	2025	2024	**2025**	2024	**2025**	2024
Discount rate	5.45%/ 5.23%	5.59%/ 5.51%[1]	5.66%	5.58%	4.00%	3.51%
Salary increase rate	4.00%	4.00%	n.a.	n.a.	n.a.	n.a.
Health care trend rate	8.50%	6.90%	n.a.	n.a.	n.a.	n.a.
Price inflation	n.a.	n.a.	3.00%	3.19%	2.13%	1.99%

1   Transamerica has separate discount rates for all pension plans: 5.45% in 2025, 5.59% in 2024 and for post-retirement welfare plan: 5.23% in 2025, 5.51% in 2024.

The principal actuarial assumptions affect the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

Estimated approximate effects on the defined benefit obligation	Transamerica		Aegon UK		AEN	
	2025	2024	**2025**	2024	**2025**	2024
Demographic actuarial assumptions						
10% increase in mortality rates	(40)	(46)	(20)	(21)	(1)	(1)
10% decrease in mortality rates	44	51	21	23	1	1
Financial actuarial assumptions						
100 basis points increase in discount rate	(163)	(183)	(103)	(114)	(12)	(13)
100 basis points decrease in discount rate	201	232	126	142	16	17
100 basis points increase in salary increase rate	4	4	n.a.	n.a.	n.a.	n.a.
100 basis points decrease in salary increase rate	(3)	(4)	n.a.	n.a.	n.a.	n.a.
100 basis points increase in health care trend rate	9	12	n.a.	n.a.	n.a.	n.a.
100 basis points decrease in health care trend rate	(9)	(10)	n.a.	n.a.	n.a.	n.a.
100 basis points increase in price inflation	n.a.	n.a.	110	50	-	-
100 basis points decrease in price inflation	n.a.	n.a.	(101)	(95)	-	-

The above sensitivity analysis is based on a change in one assumption, with all other assumptions held constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans. Please see note 13 Other operating expenses, for the employee expenses regarding these contribution plans.

34 Deferred tax

	2025	2024
Deferred tax assets	1,894	2,439
Deferred tax liabilities	13	64
On December 31	**1,882**	**2,375**

Deferred tax assets comprise temporary differences on	**2025**	2024
Financial assets	458	1,067
Insurance and investment contracts	(344)	(1,124)
Deferred expenses and other intangible assets	459	580
Defined benefit plans	203	237
Tax losses and credits carried forward	1,113	1,448
Other	6	231
On December 31	**1,894**	**2,439**

Deferred tax liabilities comprise temporary differences on	**2025**	2024
Financial assets	(9)	1
Insurance and investment contracts	(1)	56
Deferred expenses and other intangible assets	-	4
Other	22	3
On December 31	**13**	**64**

The following table provides a movement schedule of net deferred tax broken-down by the items for which a deferred tax asset or liability has been recognized.

	Financial assets	Insurance and investment contracts	Deferred expenses and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total
On January 1, 2025	1,066	(1,180)	576	237	1,448	228	2,375
Acquisitions / Additions	-	-	(1)	-	-	-	(1)
Charged to income statement	(141)	574	(50)	(9)	(189)	(207)	(22)
Charged to OCI	(358)	152	-	2	2	-	(201)
Net exchange differences	(108)	110	(67)	(28)	(148)	(30)	(270)
Transfer to/from other headings	8	-	-	-	-	(8)	-
On December 31, 2025	**467**	**(344)**	**459**	**203**	**1,113**	**(17)**	**1,882**
On January 1, 2024	808	(661)	537	214	1,112	284	2,293
Acquisitions / Additions	-	-	(10)	-	-	-	(10)
Charged to income statement	(76)	(109)	12	12	259	(83)	15
Charged to OCI	278	(354)	-	(3)	(4)	8	(75)
Net exchange differences	63	(63)	36	15	81	19	151
Disposal of a business	(7)	7	-	-	-	-	1
On December 31, 2024	**1,066**	**(1,180)**	**576**	**237**	**1,448**	**228**	**2,375**

Deferred tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 2,295 million, an amount of tax EUR 515 million related to tax losses carried forward (2024: gross EUR 3,577 million; tax EUR 787 million), and an amount of tax EUR 597 million related to tax credits carried forward (2024: tax EUR 661 million), the realization of the deferred tax asset is dependent on the projection of future taxable profits.

For the following amounts, arranged by loss carry forward periods, the deferred tax asset is not recognized:

		< 5 years	≥ 5 - 10 years	≥ 10 - 15 years	Indefinitely	**On December 31**
Gross amounts [1]	2025	18	1	-	1,153	**1,172**
	2024	41	1	-	976	**1,018**
Unrecognized deferred tax assets	2025	11	-	70	307	**388**
	2024	15	1	79	269	**364**

[1] The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules.

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to deductible temporary differences, the realization of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

	Gross amounts		Deferred tax assets	
	2025	2024	**2025**	2024
Deferred tax asset recoverable through retention of investments until recovery or maturity	3,823	6,013	803	1,263
Deferred tax asset dependent on future taxable profits	822	141	173	30
On December 31	**4,645**	**6,154**	**976**	**1,293**

Deferred taxes are non-current by nature, and the majority of the deferred tax assets and liabilities will therefore reverse after more than one year after the balance sheet date.

35 Other liabilities

	2025	2024
Payables due to policyholders	672	815
Payables due to brokers and agents	486	505
Social security and taxes payable	62	57
Income tax payable	-	4
Investment creditors	1,329	1,175
Cash collateral on derivative transactions	145	250
Cash collateral on securities lent	1,677	1,898
Cash collateral - other	150	92
Lease liabilities	187	216
Other creditors	1,736	2,112
On December 31	**6,445**	**7,124**
Current	6,281	6,930
Non-current	164	194

The carrying amounts disclosed are reasonable approximations of the fair values at year-end, given the predominantly current nature of the other liabilities.

36 Accruals

	2025	2024
Accrued interest	35	35
Accrued expenses	268	297
On December 31	**303**	**332**

The disclosed carrying amounts reasonably approximate their fair values at year-end.

37 Capital management and solvency

The Group's lead regulator, the Bermuda Monetary Authority (BMA), monitors capital requirements for the Group as a whole. The Group's individual subsidiaries are directly supervised by their local regulators. The Group is required by the BMA to hold an excess of its assets over its insurance contract liabilities calculated on a regulatory basis. Aegon's group solvency ratio under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. This includes the method to translate Transamerica's capital position into the group solvency position. As announced on the Capital Markets Day held on December 10th 2025, due to the proposed redomiciliation of the legal seat to the US, Aegon needs to report under the US capital framework, which is currently expected to occur per January 2028. The lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation.

The Group and its individual subsidiaries may also be subject to supervisory intervention by their local regulators at local entity level. The Group and its individually regulated subsidiaries complied with all externally imposed capital requirements during 2025 and 2024.

Strategic importance

Aegon's approach to capital management plays a vital role in supporting the execution of its strategy. The key capital management priority is to ensure adequate capitalization to cover Aegon's obligations toward its policyholders and debtholders while providing sustainable dividends to shareholders. This priority is achieved by allocating capital to products that offer high growth and return prospects.

Management of capital

Aegon's goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. Aegon's Enterprise Risk Management (ERM) framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations toward policyholders are adequately met. Embedded in this larger framework is Aegon's capital management policy, which is based on adequate capitalization of the operating units, Cash Capital at Holding, and leverage.

Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. Aegon's gross financial leverage was EUR 4.9 billion per December 31, 2025 compared to EUR 5.2 billion per December 31, 2024.

Frequent monitoring of actual and forecasted capitalization levels across its underlying businesses is a key element of Aegon's capital framework in order to actively steer and manage toward maintaining adequate capitalization levels. Group operating capital generation contributed favorably and more than offset dividend payments.

Capital ratios of Aegon's main operating units

	December 31, 2025 [1]	December 31, 2024
US RBC ratio	424%	443%
Scottish Equitable Plc Solvency UK ratio	183%	186%

[1]   The capital ratios are estimates and are not final until filed with the respective supervisory authority.

The estimated RBC ratio in the United States decreased from 443% on December 31, 2024, to 424% on December 31, 2025, and remained above the operating level of 400%. Strong operating performance was more than offset by negative impact from remittances to the Group and adverse market impacts. The negative impact of the SGUL reinsurance transaction was offset by the capital injection from the Group.

The Solvency II ratio for Scottish Equitable Plc decreased from 186% on December 31, 2024, to 183% on December 31, 2025, and remained above the operating level of 150%. The capital ratio decreased with 3%-points, mainly due to remittances to Aegon UK, partly offset by operating capital generation.

The ability of Aegon's operating units, principally insurance companies, to pay remittances to the holding company is constrained by the requirement that these units remain adequately capitalized at levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the operating units, local insurance supervisors are able to restrict and/or prohibit the transfer of remittances to the holding company. In addition, the ability of operating units to pay remittances to the holding company can be constrained by the requirement for these operating units to hold sufficient shareholders' equity as determined by law. The capitalization level and shareholders' equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital market risks, underwriting risk factors, changes in government regulations, and legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units, 150% SCR for Solvency II units, including the United Kingdom, and 400% RBC CAL in the United States, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.

Cash Capital at Holding

Cash Capital at Holding decreased from EUR 1.7 billion on December 31, 2024 to EUR 1.3 billion on December 31, 2025. This decrease was largely due to the payment of final 2024 and interim 2025 external dividend and the share buy backs (in total EUR 1.1 billion), the capital injection to the Americas for the SGUL reinsurance transaction (EUR 0.8 billion), partly offset by the sale of a.s.r. shares decreasing Aegon's ownership to 24.12% (EUR 0.7 billion) and the free cash flows in 2025 (EUR 0.8 billion).

Group solvency ratio

Aegon's group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica's capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon's UK insurance subsidiaries have been included in Aegon's Solvency calculation in accordance with Solvency UK standards, including Aegon UK's approved Partial Internal Model.

Aegon agreed to fully adopt the Bermuda solvency framework after the transition period. Aegon announced on May 16, 2025 that it will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after the transition period. The resulting group solvency ratio is expected to be broadly similar to the current group solvency ratio and Aegon expects no material impact on its capital management framework. As announced on the Capital Markets Day held on December 10th 2025, due to the proposed redomiciliation of the legal seat to the US, Aegon needs to report under the US capital framework, which is currently expected to occur per January 2028. The lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation.

Furthermore, the BMA has concluded its review of the eligibility of Aegon's capital instruments under the Bermuda solvency framework:

- Aegon's Solvency II-compliant instruments will continue to be eligible under the Bermuda solvency framework in the corresponding tier to Solvency II, and without any limitations;
- The Junior Perpetual Capital Securities (JPCS), were treated as Restricted Tier 1 until January 1, 2026, are eligible as Tier 2 Ancillary Capital following that date, until the end of 2029. Subject to a review in 2029, eligibility may be extended;
- The Perpetual Cumulative Subordinated Bonds (PCSB), which in 2025 were still treated as Restricted Tier 1, lost eligibility as of January 1, 2026. On a pro-forma basis taking into account the upcoming end of the eligibility for the PCSB, Aegon's group solvency ratio would have been 7%-points lower compared with the group solvency ratio of 184% on December 31, 2025.

Aegon's debt structure and funding decisions remain driven by economic considerations, while also taking into account market circumstances, regulatory requirements, and rating agency considerations.

The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal the Available Own Funds after applying any Own Funds eligibility restrictions.

	December 31, 2025 [1]	December 31, 2024
Group Eligible Own Funds	11,901	14,030
Group SCR	6,464	7,466
Group solvency ratio [2]	**184%**	188%

1 The solvency ratios are estimates and are not final until filed with the respective supervisory authority.
2 Including our share of a.s.r. Excess of Assets over Liabilities (minus own shares and minus minority interests) and SCR in our Group Solvency numbers.

Aegon's Group solvency ratio was 184% on December 31, 2025, compared with 188% on December 31, 2024. The decrease in Group Solvency ratio of 4%-points is mainly driven by negative impacts from the SGUL reinsurance transaction in the US, shareholder returns including the 2025 interim dividend of 19 cents per share, the foreseeable 2025 final dividend of 21 cents per share, the two share buy backs of EUR 200 million completed in 2H 2025 and the announced EUR 227 million share buyback program for 1H 2026. This negative impact is partly offset by the positive impact from operating capital generation and the sale of 12.5 million a.s.r. shares.

Minimum regulatory requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. Bermuda and the BMA, as group supervisor and local entity supervisor of Bermuda subsidiaries, defined a minimum solvency margin. For insurance companies in the European Union and the United Kingdom a minimum capital requirement is defined. An irreparable breach of the minimum regulatory capital requirements would lead to a withdrawal of the Company's insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of the 100% Authorized Control Level (ACL), which is set at 50% of the Company Action Level (CAL).

Aegon views the higher capital requirement, 120% of the SCR for the Group or 100% of local entity solvency capital requirement as the level around which supervisors will formally require management to provide regulatory recovery plans.

During 2025, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.

Capital leverage

Aegon's total capitalization reflects the capital employed in the business units and consists of the adjusted valuation equity and total gross financial leverage. Aegon assesses its gross financial leverage position based on various leverage metrics, including the gross financial leverage ratio, which is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon's business units. Total financial leverage includes hybrid instruments, as well as subordinated and senior debt. Aegon's total capitalization comprises the following components:

- Shareholders' equity based on IFRS;
- Non-controlling interests and Long Term Incentive Plans not yet vested
- Contractual service margin net of tax; and
- Total financial leverage.

The following table shows the composition of Aegon's total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2025	2024
Total shareholders' equity	**25**	7,432	7,215
Non-controlling interests and share options not yet exercised	**26, SOFP[1]**	186	221
CSM after tax	**29**	6,277	6,975
Adjusted valuation equity		**13,896**	**14,411**
Perpetual contingent convertible securities	**26**	500	500
Junior perpetual capital securities	**26**	923	923
Perpetual cumulative subordinated bonds	**26**	454	454
Subordinated Borrowings	**27**	1,461	1,653
Trust pass-through securities	**28**	99	113
Currency revaluation other equity instruments [2]		24	52
Hybrid leverage		**3,461**	**3,695**
Senior leverage	**31** [3]	**1,389**	**1,507**
Total gross financial leverage		**4,850**	**5,201**
Total capitalization		**18,746**	**19,612**
Gross financial leverage ratio		**25.9%**	**26.5%**
Fixed Charge Coverage		**7.5 x**	**6.4 x**

1   Non-controlling interests are disclosed in the consolidated statement of financial position.
2   Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
3   Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (7) million (2024: EUR (26) million).

Distributable reserves

Aegon is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Aegon shall only declare or pay a dividend or make a distribution from contributed surplus in accordance with Bermuda law. Among other things this means that Aegon shall not declare or pay a dividend or make a distribution from contributed surplus in the event that there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than its liabilities.

In accordance with the Dutch Non-residential companies act ("Wet op de formeel buitenlandse vennootschappen") the members of the Board of Directors will need to satisfy themselves that after distributions to shareholders, repurchase of shares and reduction of the issued capital with repayment of shares Aegon Ltd. remains in the position to proceed with the payment of its due debts.

38 Fair value

The estimated fair values of Aegon's assets and liabilities reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Aegon uses the following hierarchy for measuring and disclosing the fair value of assets and liabilities: Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date; Level II - inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and Level III - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

The best evidence of fair value is a quoted price in an actively traded market. An active market involves regular, arm's length transactions, and fair value excludes forced or distressed sales. If no active market exists or quoted market prices are not available, fair value is estimated using observable market data, such as external quotes and valuation techniques.

Unobservable inputs reflect Aegon's assumptions about market participants' pricing, including risk, based on the best available information.

Aegon maintains oversight of financial instrument valuation through a structure that ensures proper segregation of duties. Senior management, independent of investment functions, oversees valuation controls and reporting. For externally sourced fair values, independent validation is used to confirm inputs. Details of these validation processes follow.

Asset and liability valuation follows a pricing hierarchy to ensure a controlled, consistent process that relies on reliable sources with minimal manual input. Depending on asset type, the hierarchy begins with market index prices and proceeds to third-party pricing services or brokers.

Fair value hierarchy

The following table sets out the fair values of financial instruments by the level of the fair value hierarchy into which each fair value measurement is categorized. It does not include fair value information for cash and cash equivalents, receivables, and payables, whose carrying amounts are a reasonable approximation of fair value, or for lease liabilities.

				2025
Fair value hierarchy	Level I	Level II	Level III	Total
Shares	5	-	5	10
Debt securities	4,165	42,717	528	47,411
Money market and other short-term investments	2,102	207	-	2,308
Other investments at fair value	-	27	1	28
Total financial assets measured at FVOCI	**6,272**	**42,951**	**533**	**49,757**
Shares	179	30	54	263
Debt securities	253	2,075	110	2,438
Money market and other short-term investments	1,708	160	-	1,868
Loans	-	-	82	82
Other investments at fair value	18	716	3,987	4,721
Derivatives	14	464	8	485
Investments in real estate	-	-	42	42
Investments in real estate for policyholders	-	-	437	437
Investments - Policyholder risk	89,715	125,710	389	215,814
Total financial assets measured at FVPL	**91,886**	**129,156**	**5,109**	**226,151**
Real estate held for own use (revalued amount)	-	-	56	56
Total financial assets measured at fair value	**98,158**	**172,107**	**5,699**	**275,964**
Investment contracts without DPF - Policyholder risk	-	85,161	-	85,161
Derivatives	50	1,419	-	1,469
Total financial liabilities measured at fair value	**50**	**86,580**	**-**	**86,630**

				2024
Fair value hierarchy	Level I	Level II	Level III	Total
Shares	34	-	4	39
Debt securities	5,170	46,242	799	52,211
Money market and other short-term investments	2,388	47	-	2,435
Other investments at fair value	-	31	-	31
Total financial assets measured at FVOCI	**7,592**	**46,320**	**803**	**54,715**
Shares	163	30	86	279
Debt securities	308	1,970	107	2,385
Money market and other short-term investments	1,961	135	-	2,096
Loans	-	-	82	82
Other investments at fair value	1	718	4,457	5,176
Derivatives	30	732	9	771
Investments in real estate	-	-	57	57
Investments in real estate for policyholders	-	-	457	457
Investments - Policyholder risk	97,682	119,829	312	217,824
Total financial assets measured at FVPL	**100,146**	**123,414**	**5,567**	**229,127**
Real estate held for own use (revalued amount)	-	-	66	66
Total financial assets measured at fair value	**107,738**	**169,734**	**6,436**	**283,908**
Investment contracts without DPF - Policyholder risk	-	79,078	-	79,078
Derivatives	53	2,382	-	2,435
Total financial liabilities measured at fair value	**53**	**81,460**	**-**	**81,513**

Significant transfers between Level I, Level II, and Level III

Aegon's policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values from the beginning of each reporting period. Transfers are identified by transaction volume and frequency, which indicate an active market. The table below shows significant transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis. There was no transfer between Level I and Level II during 2025.

	2025		2024	
	Level I to Level II	Level II to Level I	Level I to Level II	Level II to Level I
Debt securities	-	-	308	261
Money market and other short-term investments	-	-	48	-
Total financial assets measured at FVOCI	-	-	**356**	**261**
Debt securities	-	-	11	4
Total financial assets measured at FVPL	-	-	**11**	**4**
Total financial assets measured at fair value	**-**	**-**	**367**	**265**

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

	On January 1, 2025	Disposal of a business	Total gains / (losses) in income statement[1]	Total gains / (losses) in OCI[2]	Purch-ases	Sales	Settle-ments	Net ex-change difference	Reclas-sification	Trans-fers from levels I and II	Trans-fers to levels I and II	On December 31, 2025	Total URGL for the period[3]
Shares	4	-	-	-	-	-	-	-	-	-	-	5	-
Debt securities	799	-	7	5	124	(82)	(86)	(84)	-	71	(226)	528	-
Other	-	-	-	(1)	1	-	-	-	-	-	-	1	-
Total FVOCI	**803**	**-**	**7**	**5**	**125**	**(83)**	**(86)**	**(84)**	**-**	**71**	**(226)**	**533**	**-**
Shares	86	-	7	-	17	(46)	-	(9)	-	-	-	54	7
Debt securities	107	-	-	-	2	(1)	(5)	(13)	-	23	(2)	110	-
Loans	82	-	4	-	12	(5)	-	(10)	-	-	-	82	3
Other investments	4,457	-	(9)	-	463	(400)	-	(525)	-	-	-	3,987	16
Derivatives	9	-	-	-	-	(1)	-	-	-	-	-	8	(1)
Investments in real estate	57	-	10	-	-	(23)	-	(4)	1	-	-	42	13
Investments in real estate for policyholders	457	-	8	-	12	(16)	-	(24)	-	-	-	437	19
Investments - Policyholder risk	312	(14)	(36)	-	320	(38)	-	(28)	-	-	(127)	389	1
Total FVPL	**5,567**	**(14)**	**(17)**	**-**	**827**	**(530)**	**(5)**	**(614)**	**1**	**23**	**(129)**	**5,109**	**57**
Real estate held for own use	66	-	-	1	(1)	(1)	-	(7)	(1)	-	-	56	-
Total financial assets	**6,436**	**(14)**	**(10)**	**6**	**952**	**(614)**	**(91)**	**(706)**	**-**	**93**	**(355)**	**5,699**	**57**

	On January 1, 2024	Total gains / (losses) in income statement[1]	Total gains / (losses) in OCI[2]	Purch-ases	Sales	Settle-ments	Net ex-change difference	Reclas-sification	Trans-fers from levels I and II	Trans-fers to levels I and II	On December 31, 2024	Total URGL for the period[3]
Shares	4	-	-	-	-	-	-	-	-	-	4	-
Debt securities	516	9	(27)	218	(126)	(41)	44	-	301	(96)	799	-
Money markets and other short-term investments	9	-	(9)	-	-	-	-	-	-	-	-	-
Total FVOCI	**530**	**9**	**(36)**	**218**	**(126)**	**(41)**	**44**	**-**	**301**	**(96)**	**803**	**-**
Shares	94	(3)	-	16	(27)	-	6	-	-	-	86	(5)
Debt securities	86	(19)	-	18	(14)	(5)	6	-	53	(18)	107	(18)
Loans	-	-	-	12	(1)	-	4	68	-	-	82	-
Other investments	4,237	(175)	-	505	(323)	-	280	(68)	-	-	4,457	(206)
Derivatives	8	1	-	-	(1)	-	-	-	-	-	9	1
Investments in real estate	55	1	-	1	(2)	-	3	-	-	-	57	-
Investments in real estate for policyholders	433	9	-	26	(32)	-	21	-	-	-	457	59
Investments - Policyholder risk	342	3	-	62	(112)	-	18	-	-	-	312	1
Total FVPL	**5,255**	**(183)**	**-**	**638**	**(511)**	**(5)**	**338**	**-**	**53**	**(18)**	**5,567**	**(169)**
Real estate held for own use	64	(1)	(1)	-	(1)	-	4	-	-	-	66	(1)
Total financial assets	**5,849**	**(174)**	**(37)**	**857**	**(638)**	**(45)**	**385**	**-**	**354**	**(114)**	**6,436**	**(169)**
Derivatives	6	(6)	-	-	-	-	-	-	-	-	-	-
Total financial liabilities	**6**	**(6)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2 Total gains and losses are recorded in line items Unrealized gains / (losses) on financial assets measured at FVOCI and Realized gains / (losses) on disposal of financial assets measured at FVOCI of the statement of comprehensive income.
3 Total unrealized gains or losses (URGL) for the period recorded in the profit or loss during which the financial instrument was in Level III.

In 2024 and 2025, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The change in level resulted from decreased market liquidity for these securities, which reduced price observability. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions, internal models, or corroborated broker quotes, respectively, for the same or similar
instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non-market-observable inputs or uncorroborated broker quotes.

Similarly, during 2024 and 2025, Aegon transferred certain financial instruments from Level III to Level I and II of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities, and the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Valuation techniques and significant unobservable inputs

The table below presents information on the valuation techniques and significant unobservable inputs used in recurring fair value measurements of certain Level III financial instruments.

During 2024 and 2025, no valuation techniques or significant unobservable inputs were applied in the measurement of financial liabilities.

	Valuation technique [1]	Significant unobservable input [2]	December 31, 2025	Range (weighted average)	December 31, 2024	Range (weighted average)
Financial assets						
Shares	Net asset value	n.a.	5	n.a.	-	n.a.
Debt securities	Broker quote	n.a.	449	n.a.	688	n.a.
	Discounted cash flow	Constant Prepayment Rate	-	-	28	21.11%
	Other	n.a.	79	n.a.	83	n.a.
			528		799	
Other	Other	n.a.	1	n.a.	-	n.a.
Total FVOCI			**533**		**799**	
Shares	Net asset value	n.a.	50	n.a.	83	n.a.
	Broker quote	n.a.	4	n.a.	3	n.a.
Debt securities	Broker quote	n.a.	96	n.a.	94	n.a.
	Other	n.a.	14	n.a.	13	n.a.
			164		**193**	
Investment funds	Net asset value	n.a.	3,220		3,633	
Tax credit investments	Discounted cash flow	Discount rate	766	6.71%	823	6.72%
Loans	Other	n.a.	82		82	
Total FVPL			**4,068**		**4,538**	
Total financial assets [3]			**4,765**		**5,530**	

1   Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
2   Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available. Refer to the section Fair value measurement in this note for a detailed description of Aegon's methods of determining fair value and the valuation techniques.
3   Investments where the policyholder bears the risk are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Assets where the policyholder bears the risk, and their returns, belong to policyholders and do not impact Aegon's net result or equity. The effect on total assets is offset by the effect on total liabilities.

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying amount and estimated fair values of assets and liabilities, excluding assets and liabilities that are carried at fair value on a recurring basis.

On December 31, 2025	Carrying amount	Estimated fair value hierarchy Level I	Level II	Level III	Total estimated fair value
Assets					
Debt securities - held at amortized cost	36	36	-	-	36
Loans - held at amortized cost	9,672	-	1	8,901	8,902
Deposits with financial institutions - held at amortized cost	11	11	-	-	11
Liabilities					
Subordinated borrowings - held at amortized cost	1,461	692	620	-	1,312
Trust pass-through securities - held at amortized cost	99	-	118	-	118
Borrowings – held at amortized cost	1,982	837	1,221	-	2,059
Investment contracts - held at amortized cost	12,652	-	-	9,473	9,473
December 31, 2024					
Assets					
Debt securities - held at amortized cost	36	36	-	-	36
Loans - held at amortized cost	10,598	-	1	9,379	9,380
Deposits with financial institutions - held at amortized cost	11	11	-	-	11
Liabilities					
Subordinated borrowings - held at amortized cost	1,653	763	727	-	1,490
Trust pass-through securities - held at amortized cost	113	-	133	-	133
Borrowings – held at amortized cost	3,013	867	2,209	-	3,076
Investment contracts - held at amortized cost	12,592	-	-	9,432	9,432

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Fair value measurement

The description of Aegon's methods of determining fair value and valuation techniques is described on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. For Level III unquoted shares, the net asset value is the best approximation of fair value. Net asset value is the value of an entity's assets minus the value of its liabilities and may be the same as the book value or the equity value of the entity.

For unquoted shares, fair value may be estimated using alternative methods, such as analyzing price/earnings or price/cash flow ratios of comparable quoted companies. Valuations are adjusted for company-specific factors and the inherent illiquidity of unquoted investments, typically based on available market data. Management also considers factors such as current performance, changes in market outlook, and the third-party financing environment.

Included in this category are shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 36 million (2024: EUR 77 million), which are reported as part of the line-item Net asset value. An FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par, and they can only be redeemed by the FHLB.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. Aegon values debt securities using quoted market prices when available. Prices are first sourced from indices and third-party services. If unavailable, broker quotes, mostly non-binding, are used. Each quote is reviewed by Aegon to ensure it reflects the most appropriate estimate of fair value.

When broker quotes are unavailable, securities are priced using internal cash-flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, issue-specific credit adjustments, indicative quotes from market makers, and/or estimated cash flows.

To understand third-party valuation methodologies, Aegon reviews and monitors the relevant documentation from pricing services. Any methodology changes are noted and assessed for reasonableness. Aegon also conducts in-depth, sample-based reviews of prices received, aiming to corroborate assumptions, inputs, and methodologies against documented standards. Only providers with strong market presence and proven expertise are used.

Third-party pricing services often base valuations on recent trades of identical or similar securities, adjusting for time elapsed and market data. When recent trades are unavailable, they apply modeling techniques using expected cash flows and market-based discount rates.

Aegon periodically analyzes inputs from pricing services and brokers to ensure they yield reasonable fair value estimates. Asset and valuation specialists consider both qualitative and quantitative factors, including recent transactions in similar debt securities, pricing trends, and relevant market events. Additional controls include validation checks such as exception reports for significant price changes, stale prices, or unpriced securities. Back testing is also performed by comparing sample trade prices with those used in financial reporting, with significant variances investigated.

Credit ratings are considered in assessing security risk but are not solely relied upon. Aegon uses an internal process based on market-observable inputs to form its risk view.

Private placement securities (classified as fair value through OCI or profit or loss) are valued using matrix pricing from a third-party provider, based on weighted average life, credit rating, and sector. Asset specialists review the matrix monthly, comparing spreads to market data. Other valuation inputs include coupon rate, interest rate curves, and liquidity premiums, which are based on recent private placement transactions. The liquidity premium's impact on overall valuation is insignificant.

Aegon's portfolio of debt securities can be subdivided into residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), corporate bonds, and government debt. Relevant details of the valuation methodologies for these specific types of debt securities are described below.

Residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities
Valuations of RMBS, CMBS, and ABS are monitored and reviewed monthly. If Aegon must use internal valuation models, key inputs are based on relative value analyses that compare instruments with similar collateral and risk profiles. Market-standard models may be used to reflect each transaction's collateral composition and cash flow structure. The most significant unobservable input is the liquidity premium embedded in the discount rate.

Corporate bonds
Corporate bond valuations are monitored and reviewed monthly. The pricing hierarchy depends on the ability to corroborate market prices. When unavailable, valuations are based on discounted cash flow using an internally calculated yield, which includes a credit spread over an observable benchmark. The credit spread combines observable and unobservable inputs. Aegon begins with a credit spread from a similar bond by the same issuer and adjusts it for unobservable factors such as subordination, liquidity, and maturity. In 2025, no corporate bonds met the threshold for internal modeling.

Government debt
When available, Aegon uses quoted market prices in active markets to determine the fair value of its government debt investments. When Aegon cannot use quoted market prices, it uses market prices from indices or quotes from third-party pricing services or brokers.

Money market and other short-term investments and deposits with financial institutions
The fair value of assets maturing within a year is approximated by their carrying amount, adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management's estimate if not market observable.

Tax credit investments
The Level III fair value of tax credit investments is determined using a discounted cash flow approach. This takes into account projected capital contributions, distributions, future tax credits, and tax benefits from operating losses. The present value of these cash flows is calculated using a discount rate, generally based on the timing and amounts of investment outflows and tax-related inflows. These inputs are unobservable. The discount rate used was 6.7% (December 31, 2024: 6.7%).

Investment funds: Real estate funds, private equity funds, and hedge funds
Fair values of non-quoted investment funds are determined by management based on information from fund managers. Aegon reviews these valuations monthly, performing analytical and trend analyses to ensure appropriateness. The net asset value is considered the best approximation of fair value.

Mortgage loans, policy loans, and private loans (held at amortized cost)
For private loans, fixed-interest mortgage loans, and other originated loans, fair value for disclosure is estimated by discounting expected cash flows at current market rates for instruments with similar yields and maturities. For fixed interest mortgage loans, the rate is adjusted for expenses, prepayment rates, lapse assumptions (unobservable), and liquidity and credit risk (observable). Increases in expense spread or prepayment assumptions reduce fair value.

The fair value of floating-interest-rate mortgage loans, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management's estimate if not market observable.

Derivatives
When quoted market prices are unavailable, alternative valuation techniques, such as option pricing or stochastic modeling, are used. The valuation techniques incorporate all factors a typical market participant would consider and, when available, are based on observable market data. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, such as futures and certain options, are based on quoted market prices. OTC derivatives are valued using pricing models that estimate the net present value of future cash flows, incorporating observed prices from exchange-traded and OTC trades, or external pricing services. Most valuations rely on swap and volatility matrices built from current market data. Option pricing uses standard models and market levels. Complex or illiquid instruments are priced using internal models or independent third parties, with extrapolation applied for long-dated illiquid contracts to estimate unobservable inputs.

Some OTC derivatives are longevity derivatives, with payouts linked to public mortality tables. These are valued at the present value of expected payouts plus a risk margin. Expected payouts are based on the best-estimate mortality developments, while the risk margin is derived by stressing these estimates and applying a cost-of-capital approach. Depending on the swap's duration, the most significant unobservable input is either projected mortality or the discount rate.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and by using ISDA master netting agreements for each of the Group's legal entities, to facilitate Aegon's right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Real estate
Valuations of Level III real estate investments and real estate held for own use are conducted by independent external appraisers at least every three to five years and reviewed annually by qualified internal appraisers to ensure fair value at the reporting date. While appraisals vary by local market, they follow standards such as the International Valuation Standards, the Uniform Standards of Professional Appraisal Practice, or Investment Property Databank guidelines. Valuations are primarily based on active market prices, adjusted for differences in property characteristics. When market data is unavailable, other methods are used, considering net earning power, comparable sales, or replacement cost. Discount rates reflect asset-specific cash flow risks, while capitalization rates represent the relationship between net operating income and property value. For own-use properties, appraisers estimate the present value of potential rental income.

Trust pass-through securities and subordinated borrowings
Trust pass-through securities and subordinated borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). To determine the fair value of these instruments, the IFRS level hierarchy is used. The preferred method for measuring the fair value of fair value option bonds is the quoted price (Level I). In cases where markets are less liquid or quoted prices are unavailable, Aegon's valuation policy uses a pricing hierarchy that prioritizes publicly available prices sourced from indices and third-party pricing services. The US trust pass-through securities and subordinated borrowings are classified as Level II of the fair value hierarchy.

Investment contracts

Investment contracts issued by Aegon are carried at fair value (if designated through profit or loss) or amortized cost, with fair value disclosed in the notes. These contracts are not quoted in active markets, and fair values are determined using valuation techniques such as discounted cash flow, stochastic modeling, or unit-linked pricing. All models are validated and calibrated, taking into account factors such as time value, volatility, policyholder behavior, servicing costs, and comparable instruments.

For complex products, stochastic techniques are used to model dynamic cash flows under various market scenarios. Inputs include expected market returns, volatility, return correlations, discount rates, and actuarial assumptions.

Expected returns are based on risk-free rates, including Secured Overnight Financing Rate (SOFR) swap rates, associated forward rates, the Overnight Index Swap (OIS) curve, or local government bond yields. Market volatility assumptions for each index are derived from implied volatility data and/or historical performance. Correlations between indices are based on observed returns and their interrelationships over several years. Present values of projected cash flows are calculated using current risk-free spot rates. Customer behavior assumptions, such as lapses, are aligned with those used for insurance liability valuations.

Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as fair value through profit or loss.

	2025		2024	
	Trading	Designated	Trading	Designated
Investments - Aegon risk	7,306	2,066	7,661	2,356
Investments - Policyholder risk	-	216,251	-	218,281
Derivatives with positive values not designated as hedges	390	-	606	-
Total financial assets measured at FVPL	**7,695**	**218,317**	**8,267**	**220,637**
Investment contracts without DPF - Policyholder risk	-	85,161	-	79,078
Derivatives with negative values not designated as hedges	597	-	1,331	-
Total financial liabilities measured at FVPL	**597**	**85,161**	**1,331**	**79,078**

Investments where Aegon bears the risk

Aegon has certain insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement. The Group has elected to designate the investments backing those liabilities at fair value through profit or loss, as a classification of fair value through OCI would result in accumulation of unrealized gains and losses in a revaluation reserve within equity, while changes to the liability would be reflected in net result (accounting mismatch).

Investments where the policyholder bears the risk

In addition, investments where policyholders bear the risk include profit assets, whereby Aegon manages the assets together with related liabilities on a fair value basis in accordance with a documented policy for asset and liability management. In accordance with the Group's accounting policies, these assets have been designated as fair value through profit or loss.

Investments where the policyholder bears the risk include assets linked to various insurance and investment contracts, for which the financial risks are borne by the customer. Under the Group's accounting policies, these insurance and investment liabilities are measured at the fair value of the linked assets with changes in the fair value recognized in the income statement. To avoid an accounting mismatch, the linked assets have been designated as fair value through profit or loss.

Investment contracts without discretionary participation features where the policyholder bears the risk

With the exception of the financial liabilities with discretionary participation features that are not subject to the classification and measurement requirements for financial instruments, all investment contracts without discretionary participation features where the policyholder bears the risk, are carried at fair value or at the fair value of the linked assets, and are included in the table above.

Derivatives

With the exception of derivatives designated as a hedging instrument, all derivatives are included in the table above.

Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as fair value through profit or loss can be summarized as follows:

	2025		2024	
	Trading	Designated	Trading	Designated
Net gains and (losses)	195	25,783	(1,643)	20,912

Changes in the fair value of investment contracts without discretionary participation features where the policyholders bear the risk that are designated at fair value through profit or loss were not attributable to changes in Aegon's credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

39 Commitments and contingencies
39.1 Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2026. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2025		2024	
	Purchase	Sale	Purchase	Sale
Mortgage loans	85	-	189	-
Private loans	356	-	291	-
Other	921	-	1,205	-

Aegon has committed, through certain subsidiaries, to invest in private loans, mortgage loans, and investment funds.

Mortgage loans represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. Private loans are commitments in Aegon's portfolio of private placement securities that have not yet settled and been funded. Other investments contracted include future purchases of interests in investment funds and limited partnerships.

39.2 Other commitments and contingencies

	2025	2024
Guarantees	864	918
Other guarantees	-	6

Guarantees include those associated with the sale of investments in low-income housing tax credit partnerships in the United States, which may be invoked if there is a deficiency in the tax benefits delivered to the investor or if Aegon is in default under a material provision of the contract. The standby letters of credit amounts shown above reflect the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for the fulfillment of contractual obligations, such as investment mandates related to investment funds.

The amount of collateral on financial guarantees is EUR 0 million on December 31, 2025 (2024: EUR 0 million), while other guarantees have EUR 1 million cash collateral at the end of 2025 (2024: EUR 1 million).

39.3 Contractual obligations
39.3.1 Contractual obligations at Business Unit level

In March 2019, affiliates of Transamerica Corporation and Illumifin, entered into a series of agreements to which Transamerica transferred to Illumifin the administration and claims management of its long-term-care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long-term-care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to Illumifin. These fees represent compensation for administering Transamerica's long-term-care product line, including policyholder service, claims processing and care management. The agreement also contains a termination clause in which Transamerica – subject to certain limitations – agrees to compensate Illumifin, on a specified schedule, for early termination.

In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company's US life insurance, voluntary benefits and annuity business lines. The intent of the relationship was for Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. In May 2023, due to the macroeconomic environment and the parties' respective business priorities, Transamerica and TCS mutually agreed to end the administration arrangement for life, annuity and voluntary benefits lines of business. Transamerica and TCS concluded the transition of administration of all Transamerica business in July 2025.

In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd. (Atos) to service and administer its Traditional Products Business (non-Platform customers). The agreement is a 15-year contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end 2025, outstanding transition and conversion charges are estimated to amount to approximately GBP 6.8 million, of which GBP 3.7 million is expected to be recorded over the next year with a further GBP 3.1 million in 2027, with fixed payments to Atos defined in the agreement and subject to completion of milestones, which have been agreed with Aegon UK.

An Aegon Ltd. indirect US life subsidiary Transamerica Life Insurance Company ("TLIC") has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd. ("TLB"), pursuant to which TLIC will provide capital sufficient for TLB to maintain a tangible net worth of the greater of 165% of Standard & Poor's Risk Based Capital and the minimum required to comply with the requirements of the jurisdictions in which TLB operates.

39.3.2 Contractual obligations at Aegon Ltd. level

Aegon has guaranteed and is severally liable for the following:
- Due and punctual payment of payables under letter of credit agreements applied for by Aegon as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. On December 31, 2025, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 90 million (2024: EUR 88 million); from that date no amounts had been drawn, or were due under these facilities;
- Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,562 million (2024: EUR 1,808 million); and
- Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net credit exposure on derivative transactions with these counterparties was therefore limited from December 31, 2025.

39.4 Legal and arbitration proceedings, regulatory investigations and actions
Aegon faces significant risks of litigation as well as regulatory exams, investigations and actions relating to its and its subsidiaries' businesses. Aegon is also subject to applicable regulations as a corporate entity.

Due to the geographic spread of its business, Aegon Group may be subject to tax audits or litigation in various jurisdictions. Although uncertainties are adequately accounted for in the tax position, the ultimate outcome of tax audits or litigation may differ from the amounts provided for.

Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, policyholder advocate groups, and third parties in the jurisdictions in which Aegon does business, including the United States and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

Over time, Aegon has made a number of acquisitions and divestments around the world, including in the Netherlands, Central and Eastern Europe, the United States, and the United Kingdom. Acquisitions and divestments involve risks, including the risk of losses resulting from claims or litigation related to contractual terms such as representations, warranties, and indemnifications.

Government and regulatory investigations may result in the institution of administrative, injunctive, or other proceedings and/or the imposition of monetary fines, penalties, and/or disgorgement, as well as other remedies, sanctions, damages, and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries.

Customers of certain Aegon products bear significant investment risks, with respect to those products, which are affected by equity market and interest rate fluctuations. When investment returns disappoint, are volatile, or change due to changes in the market or other relevant conditions, customers may threaten or bring litigation against Aegon. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices, even if Aegon believes the underlying claims are without merit.

The existence of potential claims may remain unknown for extended periods after the events that gave rise to them. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Litigation exposure may develop over long periods of time; once litigation is initiated, it may be protracted and subject to multiple levels of appeal, which can lead to significant costs of defense, adverse publicity, and other constraints.

In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, which can result in tort, punitive, and/or statutory damages. Damages alleged may not be quantifiable or supportable, or may have no relationship to economic losses or final awards. As a result, Aegon cannot predict the effect of litigation, investigations, or other actions on its business.

Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon's businesses, results of operations, cash flows, and financial position.

39.5 Proceedings in which Aegon is involved
A US based Aegon subsidiary has reached an agreement to resolve a putative class action alleging that it improperly failed to pay bonuses to policyowners on a certain block of universal life policies. The matter is fully provisioned. The settlement is subject to final court approval.

Several US insurers, including Aegon subsidiaries, have been named in litigation over increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon's subsidiary in the US has one pending related class action. This case was filed in October 2022 and relates to MDR increases in 2022 and 2023. A settlement was agreed between the parties in 2025. The matter is fully provisioned. The settlement remains subject to final court approval.

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. A Nigerian court eventually issued a judgment in favor of the plaintiff of approximately USD 120 million. On appeal, this decision was reversed and remanded back to the trial court which then dismissed the case. The plaintiff appealed the court's dismissal but subsequently passed away. An application to substitute plaintiff-appellant was granted. Aegon has no material assets located in Nigeria.

In 2025, several US-based Aegon subsidiaries reached a settlement in a putative class action alleging that the subsidiaries mischaracterized agents as independent contractors instead of employees. In April 2025, the settlement was formally approved by the court which is consistent with the provision raised in 2024. The settlement was paid in November 2025.

40 Transfers of financial assets
Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual right to receive the cash flows of the transferred financial asset but assumes a contractual obligation to pay those cash flows to one or more recipients under that arrangement.

In the normal course of business, Aegon is involved in the following transactions:
• Transferred financial assets that are not derecognized in their entirety:
   ○ Securities lending, whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized in the statement of financial position; and

- Repurchase activities, whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred but are not derecognized. The obligation to repay the cash received is recognized as a liability.
- Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);
- Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;
- Collateral accepted in the case of securities lending, reverse repurchase agreement, and derivative transactions; and
- Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing, and derivative transactions.

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement, and assets have been accepted and pledged as collateral.

40.1 Transferred financial assets that have not been derecognized in their entirety

The following table presents the carrying amount of financial assets that have been transferred to another party in such a way that part or all the transferred financial assets do not qualify for derecognition. It also presents the carrying amounts of the associated liabilities.

	2025			2024		
	FVOCI	**FVPL**		FVOCI	FVPL	
	Debt securities	Debt securities	Investments - Policyholder risk	Debt securities	Debt securities	Investments - Policyholder risk
Carrying amount of transferred assets	1,629	1	88	1,628	1	39
Carrying amount of associated liabilities	1,677	-	-	1,897	1	-

In transactions in which the Group neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Securities lending and repurchase activities

The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

Aegon retains substantially all of the risks and rewards associated with the transferred assets, including credit risk, settlement risk, country risk, and market risk. The assets are transferred in return for cash collateral or other financial assets. Non-cash collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset, and an offsetting liability is recognized for the same amount, as Aegon is obligated to return it upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high-quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned. See note 40.3 Assets accepted and note 40.4 Assets pledged for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.

40.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end 2025 and year-end 2024.

40.3 Assets accepted

Aegon receives collateral for securities lending, reverse repurchase activities, and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	**2025**	2024
Carrying amount of transferred financial assets	1,718	1,668
Fair value of cash collateral received	1,677	1,898
Fair value of non-cash collateral received	92	41
Net exposure	**(51)**	**(271)**

Reverse repurchase agreements	**2025**	2024
Cash paid for reverse repurchase agreements	289	324
Fair value of non-cash collateral received	311	343
Net exposure	**(22)**	**(20)**

The above items are conducted under terms that are usual and customary for standard securities lending activities, as well as requirements set by exchanges where the bank acts as an intermediary.

For 2024 and 2025, there is no Non-cash collateral that can be sold or repledged in the absence of default, and no Non-cash collateral has been sold or transferred.

In addition, Aegon can receive collateral on derivative transactions. The credit support agreement will typically specify the threshold at which collateral must be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. See the credit risk section in note 4 Financial risks for details on collateral received for derivative transactions.

40.4 Assets pledged
Aegon pledges assets that are on its statement of financial position in securities borrowing transactions, in repurchase transactions, in derivative transactions, and against long-term borrowings. In addition, to trade derivatives across various exchanges, Aegon posts margin as collateral.

These transactions are conducted under terms that are usual and customary for standard long-term borrowing, derivative, and securities borrowing activities, as well as requirements set by exchanges where the bank acts as intermediary.

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the statement of financial position.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

The following tables present the carrying amounts of collateral pledged and the corresponding contingent liabilities.

	2025	2024
Assets pledged for general account and contingent liabilities	Aegon risk	Aegon risk
Contingent liabilities	1,180	2,143
Collateral pledged	3,762	4,282
Net exposure	**(2,581)**	**(2,139)**

For 2025 and 2024, there is no Non-cash collateral that can be sold or repledged by the counterparty; no Assets pledged for repurchase agreements; no Cash collateral that can be sold or repledged by the counterparty.

To trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2.0 billion (2024: EUR 2.8 billion).

41 Offsetting, enforceable master netting arrangements, and similar agreements
The information in this note only includes financial positions for which there is a recognized corresponding position that could be offset under a legally enforceable master netting arrangement or similar agreement. Aegon also enters into collateralized (reverse) repo or security lending and borrowing transactions, for which the collateral is not recognized on the balance sheet. For further information on the financial positions resulting from such transactions, please see note 40 Transfer of financial assets.

The table below presents the details relating to the effect (or potential effect) of enforceable master netting arrangements and similar netting arrangements, including rights to set-off, associated with the entity's recognized financial assets and financial liabilities.

	Financial assets		Financial liabilities	
Derivatives	**2025**	2024	**2025**	2024
Gross amounts	851	723	1,359	2,302
Gross amounts set off in the statement of financial position	10	5	-	-
Net amounts presented in the statement of financial position	841	718	1,359	2,302
Financial instruments [1]	369	628	710	1,537
Cash collateral received (excluding surplus collateral) [1]	66	81	602	710
Net amount	406	8	47	55

1   Related amounts not set off in the statements of financial position.

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and intends to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second row, there are EUR 10 million of Derivatives offset in 2025 (2024: EUR 5 million).

The line Derivatives includes both derivatives for general account and derivatives where the policyholder bears the risk.

Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and ISDA master netting agreements for each of Aegon's legal entities thereby facilitating Aegon's right to offset credit risk exposure. The credit support agreement will typically specify the threshold at which collateral must be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivatives, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as an intermediary.

42 Companies and businesses acquired and divested
Companies and businesses acquired
2025
There were no significant acquisitions in 2025.

2024
In February 2024, Aegon completed a strategic partnership with Nationwide Building Society (NBS) whereby Aegon acquired the existing financial planning service of NBS. The total consideration paid amounted to EUR 41 million and a deferred consideration of EUR 11 million. The total fair value of the customer-related intangible asset recognized amounts to EUR 40 million, the goodwill recognized amounts EUR 23 million. The goodwill represents the value of the assembled workforce, platform cost synergies and the ability of the established business to increase returns on an assembled collection of net assets.

2023
There were no significant acquisitions in 2023.

Companies and businesses divested
2025
There were no significant divestments in 2025.

2024
On February 23, 2024, Aegon completed the divestment of the business - sale of its 56% stake in its associate - in India to lower the exposure to businesses outside of Aegon's core focus that has been largely eliminated over recent years. The divestment did not have a material impact on Aegon's capital position or results.

On July 1, 2024, the Part VII transfer of the individual protection policies relating to the sale of Aegon's UK protection book to Royal London (announced in April 2023) was completed.

2023

On April 4, 2023, Aegon announced the sale of its UK individual protection book to Royal London. Under the terms of the agreement, Aegon UK will initially reinsure the portfolio to Royal London, followed by a Part VII transfer of the legal ownership of the individual protection book in 2024. The transfer is subject to court approval. Aegon UK's individual protection business is a portfolio of life, critical illness, and income protection policies for 400,000 high-net-worth individual customers, which was sold via independent financial advisers. The portfolio closed to new business on April 4, 2023. The sale does not have a material impact on Aegon's capital position or results.

On June 1, 2023, Aegon announced the completion of the divestment of its businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 125 million. The book loss on the transaction is EUR 78 million and is recorded in Aegon's 2023 results. This was the final step to complete the full sale of Aegon's insurance, pension, and asset management business in Central and Eastern Europe to VIG, following the closings of the divestments of the Hungarian and Turkish businesses in 2022.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion cash proceeds and almost a 30% stake in a.s.r.

On July 21, 2023, Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. The completion of the proposed transaction is subject to customary regulatory approvals which have been received in 2023.

43 Group companies

1. Subsidiaries

The principal subsidiaries of the parent company Aegon Ltd. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. Aegon's voting power in these subsidiaries equals its shareholdings.

Americas	United Kingdom	International	Asset Management
Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States)	Aegon Investment Solutions Ltd., Edinburgh	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain)	Aegon Asset Management Holding B.V., The Hague (The Netherlands)
Transamerica Corporation, Wilmington, Delaware (United States)	Aegon Investments Ltd., London	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda)	Aegon Asset Management UK plc, Edinburgh (United Kingdom)
Transamerica Financial Life Insurance Company, Harrison, New York (United States)	Cofunds Limited, London		Aegon Investment Management B.V., The Hague (The Netherlands)
Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)	Scottish Equitable plc, Edinburgh		Aegon USA Investment Management, LLC, Cedar Rapids (United States)
World Financial Group Insurance Agency, LLC, Cedar Rapids, Iowa (United States)	Origen Financial Services Limited, Farnborough		Aegon USA Realty Advisors, LLC, Des Moines (United States)
World Financial Group Holding Company of Canada Inc., Toronto (Canada)			

The legally required list of participations as set forth in Articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon Ltd. has issued a statement of liability as defined in Article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

2. Joint ventures

The principal joint ventures are listed by geographical segment. The voting powers in these joint ventures is equal to the shareholdings, unless stated otherwise.

International

- Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%)
- Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%)
- Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%)
- Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%)
- Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%)
- Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (59.2%, where Aegon has 50% voting rights)
- Sicoob Seguradora de Vida e Previdência S.A., Rio de Janeiro (Brazil) (29.6%)

Asset Management
• Aegon Industrial Fund Management Co., Ltd., Shanghai (China) (49%)

See note 21 Investments in joint ventures and associates for further details on these investments.

3. Investments in associates
The principal investments in associates are listed by geographical segment. The voting powers in these associates are equal to the shareholdings, unless stated otherwise.

Americas
• Dawn Holdings LLC, Wilmington, Delaware (United States) (19.99%)

Holding
• ASR Nederland N.V., Utrecht (24.12%)

Pursuant to the relationship agreement entered into with a.s.r. for a period of five years post-closing (July 1, 2023), Aegon has an exclusive right to nominate up to two members of the Supervisory Board (if Aegon holds more than 20% of the shares it may nominate two members of which one qualifies as Independent Nominee and the other as Non-independent Nominee; if it holds 20% or less but more than 10% of the shares it may nominate one member who qualifies as Non-independent Nominee). In addition, Aegon has the right to designate its nominees to the Audit and Risk Committee and the ESG Committee, subject to certain conditions.

For as long as Aegon holds more than 20% of the shares, the affirmative vote of the Non-independent Nominee is required for:
• Significant changes to dividend policy (as per current stated a.s.r. policies);
• Certain dilutive transactions (issuance of equity or debt instruments); and
• M&A transactions (acquisitions and divestments, joint ventures, and long-term co-operations) with a value exceeding EUR 500 million.

Furthermore, for as long as Aegon holds more than 20% of the shares, the following needs the unanimous vote of all Supervisory Directors in office and the affirmative vote of the Non-independent Nominee:
• Material decisions on capital management, material reinsurance, and capital allocation/distribution, in each case to the extent this would result in a material change to the characteristics of the risk profile of (the enterprise of) a.s.r. and other than in the ordinary course of business.

Except for significant changes to the dividend policy, the same applies when Aegon holds between 10% and 20% of the shares. If Aegon holds less than 10%, the relationship agreement from which the abovementioned rights derive is automatically terminated.

Asset Management
• La Banque Postale Asset Management, Paris (France) (25%)

See note 21 Investments in joint ventures and associates for further details on these investments.

44 Related party transactions
In the normal course of business, Aegon enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of Aegon include, among other things, its associates, joint ventures, key management personnel, and the defined benefit and contribution plans. Transactions between related parties have taken place on an arm's length basis. Transactions between Aegon and its subsidiaries that are deemed related parties have been eliminated in the consolidation and are not disclosed in the notes.

Related party transactions with joint ventures and associates

	2025		2024	
	Joint ventures	Associates	Joint ventures	Associates
Assets	-	20	-	8
Liabilities [1]	-	77	-	110

	2025		2024		2023	
	Joint ventures	Associates	Joint ventures	Associates	Joint ventures	Associates
Income [2]	52	89	47	96	42	49
Expenses [3]	2	68	1	73	1	33

1 Liabilities decreased mainly due to closing of tax positions with a.s.r. in 2025. 2024 balance mainly contained reimbursement rights.
2 Income is attributable to fees from services provided for asset management activities, as well as reimbursement for IT, operational, and administrative services provided to insurance joint ventures.
3 Expenses are mainly reflecting transitional charges associated with the transaction between Aegon and a.s.r.

As part of the reinsurance transaction on part of the Secondary Guarantee Universal Life portfolio, Transamerica Life Insurance Company paid a premium of approximately EUR 3.5 billion by transferring EUR 3.2 billion of assets to the reinsurance subsidiary of Dawn Holdings and approximately EUR 0.3 billion via a funds withheld arrangement.

For dividends and capital injections related to joint ventures and associates, please refer to note 21 Investments in joint ventures and associates.

Remuneration of the Executive Director, Non-Executive Directors, and Key Management
The following table shows remuneration expenses, with amounts reflecting time spent on the Board.

Remuneration expenses	**2025**	2024	2023
Non-Executive Directors	1.9	1.8	1.3
Executive Director	5.4	5.0	0.9
Executive Board	-	-	4.3
Key Management [1]	32.3	31.9	27.9
in fixed compensation	11.2	13.7	13.8
in cash-based variable compensation	8.7	6.9	4.6
in share-based variable compensation	9.0	7.4	5.0
in pension contributions	1.5	2.6	3.1
in other benefits	1.9	1.3	1.3

1 Key Management is inclusive of Non-Executive Directors, Executive Director (also reported separately above) and Executive Committee Members.

Fixed compensation of Key Management included severance payments of EUR 2 million in 2024, no such payments were paid in 2023 and 2025. Key Management consisted of all members of the Board and Executive Committee (see the chapter Composition of the Boards for more details).

Additional information on the remuneration of the Executive Director and Non-Executive Directors is disclosed in the Remuneration Report.

Interests in Aegon Ltd. held by the Executive Director
Shares held in Aegon on December 31, 2025, by Mr. Friese amount to 299,323 (2024: 160,357; 2023: 83,122). The shares held in Aegon mentioned above do not exceed 1% of the total outstanding share capital at the reporting date. At the reporting date, Mr. Friese has no loans with Aegon and no outstanding balances, such as guarantees or advance payments.

Common shares held by Non-Executive Directors

Shares held in Aegon on December 31	**2025**	2024
Dona D. Young[1]	-	13,260
Corien M. Wortmann	5,819	-
Albert Benchimol	5,819	-
Mark A. Ellman	5,819	-
Karen Fawcett	3,802	-
Jack McGarry	5,819	-
Caroline Ramsay	3,375	-
Thomas Wellauer	3,993	-
Total	**34,446**	**13,260**

1 Following departure from the Board on June 12, 2025, share holdings for Ms. Young are no longer disclosed.

Shares held by the Non-Executive Directors are only disclosed for the period for which they have been part of the Board of Directors. At the reporting date, the Non-Executive Directors have no loans with Aegon and no outstanding balances, such as guarantees or advance payments.

Other related party transactions

Other related party transactions include, among others, transactions between Aegon Ltd. and Vereniging Aegon. Transactions with Vereniging Aegon are discussed in the Major shareholders section.

45 Events after the reporting period

On January 12, 2026, Aegon began a EUR 227 million share buyback, which includes EUR 200 million of the EUR 400 million share buyback program announced on December 10, 2025. This tranche has been expanded to include EUR 27 million to meet Aegon's obligations resulting from its share-based compensation plans for senior management and is expected to be completed by June 30, 2026.

Schiphol, the Netherlands, March 25, 2026
Board of Directors
Lard Friese
David Herzog
Albert Benchimol
Mark A. Ellman
Karen Fawcett
Lori Fouché
Jack McGarry
Jay Ralph
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann



Financial statements of Aegon Ltd.

Income statement of Aegon Ltd.

For the year ended December 31

Amounts in EUR million	Note	2025	2024
Result			
Investment Income	3	46	86
Total revenues		**46**	**86**
Results from financial transactions	4	42	1
Total result		**88**	**87**
Charges			
Commissions and expenses	5	209	95
Interest charges and related fees	6	96	129
Total charges		**305**	**224**
Result before tax		**(217)**	**(137)**
Income tax	7	10	19
Result after tax		**(207)**	**(118)**
Net result group companies	8	1,184	806
Net result		**977**	**688**

Statement of financial position of Aegon Ltd.

On December 31

Before profit appropriation, amounts in EUR million	Note	2025	2024
Non-current assets			
Financial fixed assets			
Shares in group companies	8	9,271	8,653
Loans to group companies	9	13	330
Other non-current assets	10	53	40
		9,337	**9,023**
Current assets			
Receivables			
Receivables from group companies	11	266	20
Other receivables	11	27	106
Other current assets	12	9	32
Accrued interest and rent		-	4
		302	**162**
Cash and cash equivalents			
Cash and cash equivalents		1,425	1,888
Total assets		**11,064**	**11,073**
Shareholders' equity			
Share capital	13	229	241
Share premium	14	6,853	6,853
Revaluation account	14	(4,338)	(6,022)
Legal reserves - revaluation account	14	1,821	2,326
Legal reserves – foreign currency translation reserve	14	49	999
Legal reserves in respect of group companies	14	1,239	1,367
Retained earnings, including treasury shares	14	1,568	1,835
Remeasurement of defined benefit plans of group companies	14	(966)	(1,072)
Net result	14	977	688
		7,432	**7,215**
Other equity instruments	15	1,978	1,972
Total equity		**9,410**	**9,187**
Provisions			
Deferred tax liability		-	12
Other provisions	16	76	-
		76	**12**
Non-current liabilities			
Subordinated borrowings	17	680	770
Long-term borrowings	18	740	781
Defined benefit liabilities	19	51	53
Other non-current liabilities	20	19	26
		1,491	**1,629**
Current liabilities	21		
Loans from group companies		1	4
Payables to group companies		17	70
Other current liabilities		58	159
Accruals and deferred income		11	12
		87	**245**
Total liabilities		**1,654**	**1,886**
Total equity and liabilities		**11,064**	**11,073**

Notes to the financial statements of Aegon Ltd.

1 General information

For the general information, see note 1 General information to the consolidated financial statements of the Group.

2 Material accounting policies information

The financial statements have been prepared in accordance with accounting principles as embodied in Part 9 of Book 2 of the Dutch Civil Code. In accordance with Article 2:362 (8) of the Dutch Civil Code, the Company's financial statements are prepared based on the accounting principles of recognition, measurement, and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, whether equity instruments or financial liabilities.

The group companies are recognized using the equity method, in accordance with the accounting policies applied in the Group's consolidated financial statements. For details on the accounting policies applied for the group companies, see the consolidated financial statements.

Legal reserves in respect of group companies include net increases in net asset value of subsidiaries and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.

Reference is made to note 2 Material accounting policies information of the consolidated financial statements for the description of the accounting policies applied.

3 Investment income

	2025	2024
Interest income from short-term investments	41	67
Interest income from intercompany loans	5	19
Total	**46**	**86**

4 Results from financial transactions

Results from financial transactions comprise of net fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

5 Commissions and expenses

	2025	2024
Employee expenses	156	80
Administration expenses	108	65
Cost sharing to group companies	(55)	(51)
Total	**209**	**95**

6 Interest charges and related fees

	2025	2024
Subordinated borrowings	38	53
Borrowings	48	50
Derivatives	7	19
Other	3	7
Total	**96**	**129**

7 Income tax

	2025	2024
Current tax	10	19
Income tax benefit/(charge) for the period	**10**	**19**
Reconciliation between standard and effective tax		
Result before tax	(217)	(137)
Tax on result at Dutch corporate result tax rate	56	35
Differences due to the effect of:		
Prior year adjustments	11	1
Non-tax-deductible expenses	(4)	(7)
Non-recognition of deferred tax assets	(53)	(11)
Total	**10**	**19**

The applicable corporate income tax rate for 2025 is 25.8% (2024: 25.8%). The effective tax rate for 2025 is 5% (2024: 14%).

8 Shares in group companies

	2025	2024
On January 1	8,653	8,536
Capital contributions and acquisitions	531	207
Dividend received and divestitures	(1,320)	(1,444)
Net result for the financial year	1,184	806
Revaluations	223	548
On December 31	**9,271**	**8,653**

Capital contributions and acquisitions relate to executed capital contributions from the parent company to the business units and also reflect the impact of legal changes within the Group. Dividend received reflects remittances from the business units to the parent company.

For a list of names and locations of the most important group companies, see note 43 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in Article 379 of Book 2 of the Dutch Civil Code has been recorded in the Dutch Commercial Register.

9 Loans to group companies

	2025	2024
On January 1	330	780
Additions/(redemptions)	(279)	(490)
Net exchange differences	(38)	40
On December 31	**13**	**330**
Current	13	83
Non-current	-	246

10 Non-current assets

	2025	2024
Lease assets	19	26
Reimbursement rights	16	5
Property, Plant & Equipment	18	9
Total	**53**	**40**

Lease assets include the right-of-use asset and the net investment in the lease for Aegon's new office at World Trade Center (WTC) Schiphol Airport, and the partial sublease to Aegon Asset Management.

11 Receivables

Receivables from group companies and other receivables have a maturity of less than one year.

Other receivables includes an income tax receivable of EUR 18 million (2024: EUR 99 million).

12 Other current assets

Other current assets include derivatives with positive fair values of EUR 4 million (2024: EUR 26 million).

13 Share capital

For the detailed breakdown of the issued and outstanding capital, common shares, and common shares B, including movement and weighted average number of shares, reference is made to note 25.1 Share capital – par value to the consolidated financial statements of the Group.

Short-term and long-term incentive plans

For detailed information on the short-term and long-term incentive plans, see note 13 Other operating expenses in the consolidated financial statements of the Group.

Board remuneration

Detailed information on remuneration of active and retired members of the Board of Directors, including their share plans, along with information about shares held in Aegon by the members of the Boards, is included in note 44 Related party transactions in the consolidated financial statements of the Group and in the Remuneration Report.

14 Shareholders' equity

	Share capital	Share premium	Revaluation account	Legal reserves revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total
On January 1, 2025	241	6,853	(6,022)	2,326	999	1,367	2,233	(1,072)	(398)	688	7,215
Net result 2024 retained	-	-	-	-	-	-	688	-	-	(688)	-
Net result 2025 recognized in the income statement	-	-	-	-	-	-	-	-	-	977	977
Total net result	-	-	-	-	-	-	**688**	-	-	**289**	**977**
											-
Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	-	(950)	-	-	101	-	-	(849)
Changes in revaluation in subsidiaries	-	-	1,709	(504)	-	-	-	-	-	-	1,205
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	-	5	-	-	5
Changes and transfer to legal reserve	-	-	(8)	-	-	(129)	196	-	-	-	59
Other	-	-	(17)	-	-	-	23	-	-	-	6
Total other comprehensive income/(loss)	-	-	**1,683**	**(504)**	**(950)**	**(129)**	**219**	**106**	-	-	**425**
											-
Shares withdrawn	(12)	-	-	-	-	-	12	-	-	-	-
Issuance and purchase of treasury shares	-	-	-	-	-	-	(461)	-	(49)	-	(510)
Dividends paid on common shares	-	-	-	-	-	-	(596)	-	-	-	(596)
Dividend withholding tax reduction							1				1
Coupons on perpetual securities							(53)				(53)
Incentive plans	-	-	-	-	-	-	(28)	-	-	-	(28)
On December 31, 2025	**229**	**6,853**	**(4,338)**	**1,821**	**49**	**1,239**	**2,015**	**(966)**	**(447)**	**977**	**7,432**

	Share capital	Share premium	Revaluation account	Legal reserves revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total
On January 1, 2024	265	6,853	(5,157)	1,398	474	1,134	4,039	(1,006)	(346)	(179)	7,475
Net result 2023 retained	-	-	-	-	-	-	(179)	-	-	179	-
Net result 2024 recognized in the income statement	-	-	-	-	-	-	-	-	-	688	688
Total net result	-	-	-	-	-	-	**(179)**	-	-	**867**	**688**
Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	-	524	-	-	(60)	-	-	464
Changes in revaluation in subsidiaries	-	-	(863)	928	-	-	-	-	-	-	65
Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	-	-	-	-	(1)
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	-	(5)	-	-	(5)
Changes and transfer to legal reserve	-	-	-	-	-	233	(186)	-	-	-	47
Other	-	-	-	-	-	-	(5)	-	-	-	(5)
Total other comprehensive income/(loss)	-	-	**(865)**	**928**	**524**	**233**	**(191)**	**(66)**	-	-	**564**
Shares withdrawn	(24)	-	-	-	-	-	24	-	-	-	-
Issuance and purchase of treasury shares	-	-	-	-	-	-	(835)	-	(52)	-	(887)
Dividends paid on common shares	-	-	-	-	-	-	(521)	-	-	-	(521)
Dividend withholding tax reduction	-	-	-	-	-	-	3	-	-	-	3
Coupons on perpetual securities							(77)				(77)
Incentive plans	-	-	-	-	-	-	(31)	-	-	-	(31)
On December 31, 2024	**241**	**6,853**	**(6,022)**	**2,326**	**999**	**1,367**	**2,233**	**(1,072)**	**(398)**	**688**	**7,215**

In accordance with Dutch GAAP requirements, the balance of the revaluation account includes a legal reserve for positive revaluation amounts on financial assets classified as fair value through other comprehensive income (FVOCI) and cash flow hedging reserves. This takes into account the reducing effect of unrealized gains on insurance contract liabilities, which amounts to EUR 1,047 million (2024: EUR 1,491 million). Revaluation linked to cash flow hedging is identified on individual cash flow hedge positions. Additionally, a legal reserve exists for unrealized gains on investments accounted for at fair value through profit or loss (FVPL) with no frequent market listing, amounting to EUR 775 million (2024: EUR 834 million). Both amounts are reflected under legal reserves - revaluation account.

For details on distributable reserves, see note 37 Capital management and solvency to the consolidated financial statements.

For the movements in the number of treasury common shares and common shares B by Aegon Ltd. reference is made to note 25.3 Treasury shares to the consolidated financial statements of the Group.

15 Other equity instruments
For the detailed breakdown of the other equity instruments, reference is made to note 26 Other equity instruments to the consolidated financial statements of the Group.

16 Provisions
The provisions on December 31, 2025, mainly consisted of restructuring provisions of EUR 74 million (2024: nil). The restructuring provisions mainly include expected redundancy payments related to the announced relocation of Aegon's head office to the United States. The provision is non-current and is expected to be used within 5 years.

17 Subordinated borrowings

Fixed to floating subordinated notes	Coupon rate	Coupon date	Issue/ Maturity	Year of next call	2025	2024
USD 800 million	5.5% [1]	Semi-annually, April 11	2018/48	2028	680	770
On December 31					**680**	**770**
Fair value of subordinated borrowings					692	763

[1] The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6-month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.

These securities are subordinated and rank senior to the junior perpetual capital securities and the perpetual contingent convertible securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The terms of the securities include provisions for deferring coupon payments. There have been no defaults or breaches of conditions during the period.

18 Long-term borrowings

	2025	2024
Remaining terms less than 1 year	-	-
Remaining terms 1 - 5 years	-	-
Remaining terms 5 - 10 years	286	301
Remaining terms over 10 years	455	480
On December 31	**740**	**781**
Fair value of long-term borrowings	806	835

The redemption periods of borrowings vary from 6 years to 14 years. The interest rates vary from 6.125% to 6.625% per year.

19 Defined benefit plans

From July 1, 2023, following the transaction with a.s.r., employees of Aegon located in the Netherlands are employed by Aegon Employees Netherlands B.V. (AEN), an Aegon subsidiary included in the Holdings segment. AEN offers a defined contribution pension scheme to all employees in the Netherlands.

Until July 1, 2023, Aegon Nederland N.V. (legally merged with ASR Nederland N.V. on October 1, 2023, and therefore hereafter referred to as a.s.r.) was the employer of the employees of Aegon located in the Netherlands and operated a closed defined benefit pension plan under a pension contract. As of January 1, 2020, the defined benefit pension plan is closed for new members, and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged, and the indexation for those accruals will remain in force. The pension contract was updated as AEN was added as an employer on the date of the transfer of employees to AEN.

Until December 2024, the defined benefit plans were recorded on AEN's balance sheet. In December 2024, the rights and obligations from these plans were transferred from AEN to Aegon Ltd. and Aegon Asset Management Holding B.V.

The following sections contain a general description of the closed defined benefit plan for Aegon Ltd. For further details, including a summary of the principal actuarial assumptions applied in determining the value of the defined benefit plans, reference is made to note 33 Defined benefit plans of Aegon's consolidated financial statements.

	2025	2024
Reimbursement rights retirement benefit plans	49	50
Present value of the expected guaranteed premiums and management fees	(33)	(44)
Total Reimbursement rights	**16**	**5**
Retirement benefit plans	49	50
Other post-employment benefit plans	2	3
Total defined benefit liabilities	**51**	**53**

Movements during the year in defined benefit plans	2025			2024		
	Retirement benefit plans	Other post-employment benefit plans	Total	Retirement benefit plans	Other post-employment benefit plans	Total
On January 1	50	3	53	-	-	-
Defined benefit expenses	2	-	2	2	-	2
Remeasurements of defined benefit plans	(3)	-	(3)	(1)	(1)	(2)
Transfer from AEN	-	-	-	49	4	53
Other	-	(1)	(1)	-	-	-
On December 31	**49**	**2**	**51**	**50**	**3**	**53**

Movements during the year of the present value of the expected guaranteed premiums and management fees	2025	2024
On January 1	44	-
Remeasurements of the defined benefit obligations:		
Actuarial gains and losses arising from changes in financial assumptions	(9)	5
Benefits paid	(2)	(1)
Transfer from AEN	-	40
On December 31	**33**	**44**

The defined benefit plans cover retirement benefits, disability, death and survivor pensions, and the defined benefit obligation amounts to EUR 49 million at December 31, 2025 (2024: EUR 50 million). The defined benefit obligation is backed by investments owned by a.s.r. The obligation of a.s.r. to fund the defined benefit obligation through these investments is reported as a reimbursement right on the balance sheet of Aegon Ltd. (refer to note 10 Other non-current assets of Aegon Ltd.). The average remaining duration of the defined benefits obligation is 19.5 years (2024: 20.8 years).

Also included in the reimbursement rights is the present value of the expected guaranteed premiums and management fees payable to a.s.r. The present value as of December 31, 2025 amounts to EUR 33 million (2024: EUR 44 millions) , discounted at a rate of 4.0% (2024: 3.5%).

The liabilities related to other post-employment benefit plans, consisting of former Board of Directors unconditional indexation, jubilee and mortgage discount liabilities, are wholly unfunded and amount to EUR 2 million at December 31, 2025 (2024: EUR 3 million).

20 Other non-current liabilities
Other non-current liabilities primarily comprise lease liabilities amounting to EUR 19 million (2024: EUR 25 million), which relate to Aegon's new office at World Trade Center (WTC) Schiphol Airport. Of the lease liability, EUR 12 million matures within the next 5 years.

21 Current liabilities
Loans from and payables to group companies have a maturity of less than one year. Other current liabilities include derivatives with negative fair values of EUR 2 million (2024: EUR 44 million).

22 Commitments and contingencies
For a detailed overview of the commitments and contingencies, reference is made to note 39.3.2 Aegon Ltd. agreements to the consolidated financial statements of the Group.

23 Number of employees
There were no employees employed by Aegon Ltd. in 2025 (2024: nil).

24 Auditor's remuneration

	Total remuneration of the group		Of which in the Netherlands	
	2025	2024	2025	2024
Audit fees	34	32	6	6
Audit-related service fees	5	5	1	-
Tax	-	-	-	-
Other services	-	-	-	-
Total	**38**	**37**	**7**	**6**

The Board proposed for approval at the shareholders' meeting the appointment of Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. for the financial statements of 2025. The proposal was approved by the general meeting of shareholders on June 12, 2024. EY Accountants B.V. succeeded Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. effective June 29, 2024.

Audit fees consist of fees billed for the annual financial statements audit (including quarterly reviews), subsidiary audits, equity investment audits, and other procedures required to be performed by the independent auditor to be able to form an opinion on Aegon's consolidated financial statements. These other procedures include information systems and procedural reviews, as well as testing performed to understand and place reliance on the systems of internal control, and consultations related to the audit or quarterly review.

They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports, and other documents filed with the SEC or other documents issued in connection with securities offerings.

Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as "Audit services;" financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.

25 Events after the reporting period

Please refer to note 45 Events after the reporting period to the consolidated financial statements of the Group.

26 Proposal for profit appropriation

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company's performance. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2025 of EUR 0.21 per common share and EUR 0.00525 per common share B at the Annual General Meeting of Shareholders to be held on June 10, 2026. If approved, and in combination with the interim dividend of EUR 0.19 per share paid over the first half of 2025, Aegon's total dividend over 2025 will amount to EUR 0.40 per common share.

If the proposed dividend is approved by shareholders, Aegon's shares will be quoted ex-dividend on the New York Stock Exchange and also on Euronext Amsterdam on June 12, 2026. The record date for the dividend will be June 15, 2026, and the dividend will be payable from July 6, 2026.

	2025	2024
Final dividend on common shares	318	303
To be added to retained earnings	659	385
Net result attributable to owners of Aegon Ltd.	**977**	**688**

Schiphol, the Netherlands, March 25, 2026
Board of Directors
Lard Friese
David Herzog
Albert Benchimol
Mark A. Ellman
Karen Fawcett
Lori Fouché
Jack McGarry
Jay Ralph
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann

Independent auditor's report

To: the shareholders and Board of Directors of Aegon Ltd.

Report on the audit of the financial statements 2025 as included in the integrated annual report

Our opinion

We have audited the accompanying financial statements for the financial year ended 2025 of Aegon Ltd. based in Hamilton, Bermuda.

The financial statements comprise the consolidated financial statements and the financial statements of Aegon Ltd.

In our opinion:
- The consolidated financial statements give a true and fair view of the financial position of Aegon Ltd. as at December 31, 2025 and of its result and its cash flows for 2025 in accordance with International Financial Reporting Standards as adopted in the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code
- The company financial statements give a true and fair view of the financial position of Aegon Ltd. as at December 31, 2025 and of its result for 2025 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:
- The consolidated statement of financial position on December 31, 2025
- The following statements for the year ended December 31, 2025: the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement
- The following statements for the year ended December 31, 2025: the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement

The financial statements of Aegon Ltd. comprise:
- The statement of financial position of Aegon Ltd. on December 31, 2025
- The income statement of Aegon Ltd. for the year ended December 31, 2025
- The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the 'Our responsibilities for the audit of the financial statements section' of our report.

We are independent of Aegon Ltd. in accordance with the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands as applicable to audits of financial statements of publicly traded entities. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for professional accountants).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion
We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Our understanding of the business
Aegon Ltd. ("the company" and, together with its subsidiaries, "Aegon" or "the group") is an internationally active insurance group. The group has life insurance and pensions operations and is also active in savings and asset management operations, accident and health insurance and general insurance. Aegon has fully owned businesses in the United States and the United Kingdom and has a strategic shareholding in the Netherlands. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment.

We determined materiality and identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	EUR 210 million (2024: EUR 150 million)
Benchmark applied	Approximately 1.5% of Shareholders' equity plus the Contractual service margin (after tax) on December 31, 2025
Explanation	We determined materiality based on our understanding of Aegon's business and our view on the financial information needs of users of the financial statements. We considered that Shareholders' equity plus the Contractual service margin (after tax) is commensurate with one of the key measures used in Aegon's capital management and solvency requirements (Adjusted valuation equity), as disclosed in Note 37 to the consolidated financial statements.

We have also considered misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the audit committee of the board of directors that misstatements in excess of EUR 11 million which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit
Aegon Ltd. is at the head of a group of entities. The company's legal seat is in Bermuda, the headquarters in the Netherlands and main operations in the Americas and the United Kingdom. The financial information of this group is included in the financial statements.

We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision, review and evaluation of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor's report.

Based on our understanding of the group and its environment, the applicable financial framework and the group's system of internal control, we identified and assessed risks of material misstatement of the financial statements and the significant accounts and disclosures. Based on this risk assessment, we determined the nature, timing and extent of audit work performed, including the entities within the group (components) at which to perform audit work. For this determination we considered the nature of the relevant events and conditions underlying the identified risks of material misstatements for the financial statements, the association of these risks to components and the materiality or financial size of the components relative to the group.

We communicated the audit work to be performed and identified risks through instructions for component auditors as well as requesting component auditors to communicate matters related to the financial information of the component that is relevant to identifying and assessing risks.

We have performed audit procedures ourselves in respect of group developed economic assumptions of the valuation of insurance contract liabilities, investment contract liabilities with discretionary participation features, share based payments and the audit of the holding company. We also performed audit procedures on IT processes, going concern assessment and entity level controls. We used the work of component auditors from EY Global member firms working under our supervision for Aegon Americas, Aegon UK and Transamerica Life Bermuda and we used the work of a non-EY component auditor for a.s.r.

This resulted in a coverage of 99% of total assets, 78% of the result before tax from continuing operations and 96% of revenue.
For other components, we performed specified audit procedures and analytical procedures to corroborate that our risk assessment and scoping remained appropriate throughout the audit.

We performed site visits to meet with local management and component teams, observe the component operations, discuss the group risk assessment and the risks of material misstatements for Aegon Americas, Aegon UK and a.s.r.
We reviewed key working papers for Aegon Americas, Aegon UK and a.s.r. to address the risks of material misstatement.
For all component mentioned, we reviewed and evaluated the adequacy of the deliverables from component auditors, we held planning meetings and key meetings required based on circumstances. During these meetings and calls, amongst others, the planning, procedures performed based on risk assessments, findings and observations were discussed.

By performing the audit work mentioned above at the entities within the group, together with additional work at group level, we have been able to obtain sufficient and appropriate audit evidence about the group's financial information to provide an opinion on the financial statements.

Teaming and use of specialists
We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed internationally active insurance group. We included specialists in the areas of actuarial, asset valuation, IT audit, forensics, tax and share based payments.

Our focus on fraud and non-compliance with laws and regulations
Our responsibility
Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Our audit response related to fraud risks
We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the group and its environment and the components of the system of internal control, including the risk assessment process and the board of directors' process for responding to the risks of fraud and monitoring the system of internal control, as well as the outcomes. We refer to Section "Risk Management" of the board report for the board of directors' (fraud) risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as Aegon's Code of Conduct, Speak Up program and incident registration. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present.

We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

We addressed the risks related to management override of controls, as this risk is present in all organizations. For these risks we have, among other things, performed procedures to evaluate whether the selection and application of accounting policies by the company, particularly those relating to subjective measurements and complex transactions, as disclosed in note 3 Critical accounting estimates and judgment in applying accounting policies to the consolidated financial statements, may be indicative to fraudulent financial reporting. Our evaluation included the actuarial and economic assumptions further disclosed in Note 29.3 Critical judgments and estimates relating to insurance contracts, reinsurance contracts held, and investment contracts with discretionary participation features. We refer to our audit response in the key audit matter 'Valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features'.

We have also used data analysis to identify and address high-risk journal entries and other adjustments made in the financial reporting process. We evaluated the business rationale (or the lack thereof) of significant extraordinary transactions, including those with related parties.

We did not identify a specific risk of fraud in revenue recognition, other than the aforementioned risks related to management override of controls which also impact insurance revenue.

We considered available information and made enquiries of relevant executives, directors, group internal audit, group legal, global compliance, group risk, global human resources department and business unit directors and the audit committee of the board of directors.

The fraud risks we identified, enquiries and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements.

Our audit response related to risks of non-compliance with laws and regulations
We performed appropriate audit procedures regarding compliance with the provisions of those laws and regulations that have a direct effect on the determination of material amounts and disclosures in the financial statements. Furthermore, we assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the board of directors, management, inspecting the yearly systematic integrity risk analysis (SIRA), reading minutes, inspection of group internal audit and global compliance reports.

We also inspected lawyers' letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us.

Our audit response related to going concern
As disclosed in section 'Management's assessment of going concern' in Note 3 to the consolidated financial statements, the financial statements have been prepared on a going concern basis. When preparing the financial statements, the board of directors made a specific assessment of the company's ability to continue as a going concern and to continue its operations for the foreseeable future.

We discussed and evaluated the specific assessment with the board of directors exercising professional judgment and maintaining professional skepticism. We considered whether the board of directors' going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all relevant events or conditions that may cast significant doubt on the company's ability to continue as a going concern, also focusing on whether the company will continue to meet the regulatory capital requirements. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.

Based on our procedures performed, we did not identify material uncertainties about going concern or the board of directors' use of the going concern basis of accounting. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause a company to cease to continue as a going concern.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matter to the board of directors. The key audit matter is not a comprehensive reflection of all matters discussed.

In comparison with previous year, our key audit matter did not change.

Valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features

Risk	At December 31, 2025, the Company recorded insurance contract liabilities of EUR 176.0 billion and investment contract liabilities with discretionary participation features of EUR 21.3 billion on its Consolidated Statement of Financial Position and as disclosed in Note 29 '(Re)Insurance contracts and investment contracts with discretionary participation features' to the consolidated financial statements, is attributable to the contracts measured using the general measurement model or variable fee approach.
	As described in Note 2 'Material accounting policies information' and Note 29 , IFRS 17 'Insurance contracts' establishes accounting principles for measuring insurance contract liabilities and investment contract liabilities with discretionary participation features (collectively, the "insurance contracts") based on the present value of the estimated future cash flows that will arise as these contracts are fulfilled (best estimate liabilities), and which includes an explicit risk adjustment for non-financial risk and a contractual service margin reflecting unearned profits.
	Auditing the valuation of the Company's insurance contracts was complex, because of the highly judgmental nature of, and the sensitivity of the valuation to, certain non-economic assumptions used to determine the estimated future cash flows, including mortality, lapse, surrender, expenses and claim incidence (collectively, "the non-economic assumptions"). Given the highly judgmental nature of the non-economic assumptions and the identified risks of management override of controls, we consider auditing the non-economic assumptions used in the valuation of the insurance contracts a key audit matter.
Our audit approach	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over management's process for the development of the non-economic assumptions, including, among others, the review and approval process management has in place for their development.
	To evaluate the judgment used by management in determining the non-economic assumptions used in measuring the insurance contracts, we involved actuarial specialists to assess whether the methodology applied by management was in accordance with IFRS 17 and to perform audit procedures. Those audit procedures included comparing the non-economic assumptions to underlying support and documentation, which included experience studies, industry data and management's estimates of the impact related to changes in the non-economic assumptions. For the expenses assumption, we evaluated it by comparing to the company's historic, current and projected expense levels.
Key observations	Based on our procedures performed we did not identify any material misstatement whether due to fraud or error related to the valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features.

Report on other information included in the integrated annual report

The integrated annual report contains other information in addition to the financial statements and our auditor's report thereon.

Based on the following procedures performed, we conclude that the other information:
- Is consistent with the financial statements and does not contain material misstatements
- Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report (excluding the sustainability statement) and the other information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The board of directors is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code.

Description of responsibilities regarding the financial statements

Responsibilities of management and the board of directors for the financial statements
The (hereinafter: management), subject to control of the board of directors, are responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company's ability to continue as a going concern. Based on the financial reporting framework mentioned, management should prepare the financial statements using the going concern basis of accounting unless the board of directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company's ability to continue as a going concern in the financial statements.

The Audit Committee of the board of directors and has an oversight function. The audit committee advises and prepares decisions to be taken by the board of directors in relation to the integrity and quality of the consolidated financial statements and monitoring the internal control over financial reporting. The financial statements are adopted by the board of directors.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The Information in support of our opinion section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.

Our audit further included among others:

- Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion
- Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control
- Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management
- Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
- Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Communication

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Report on other legal and regulatory requirements and ESEF

Engagement

We were appointed by the general meeting of shareholders on May 25, 2023, as auditor of Aegon Ltd. as of the audit for the year 2025 and have operated as statutory auditor ever since that date.

European Single Electronic Reporting Format (ESEF)

Aegon Ltd. has prepared the integrated annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion the integrated annual report prepared in the XHTML format, including the partially marked-up consolidated financial statements as included in the reporting package by Aegon Ltd., complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the integrated annual report, including the financial statements, in accordance with the RTS on ESEF, whereby management combines the various components into a single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the integrated annual report in this reporting package complies with the RTS on ESEF.


We performed our examination in accordance with Dutch law, including Dutch Standard 3950N, "Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument" (assurance engagements relating to compliance with criteria for digital reporting). Our examination included amongst others:

- Obtaining an understanding of the company's financial reporting process, including the preparation of the reporting package
- Identifying and assessing the risks that the integrated annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:
  - Obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files, has been prepared in accordance with the technical specifications as included in the RTS on ESEF
  - Examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

The Hague, The Netherlands, March 25, 2026

EY Accountants B.V.

Signed by T. de Kuijper

Other information

Profit appropriation

Appropriation of profit will be determined in accordance with articles 3, 32 and 33 of the Bye-Laws of Aegon Ltd. The relevant provisions are as follows:

1. The Board of Directors may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board of Directors, be applicable for any purpose of Aegon and pending such application may, also at such discretion, either be employed in the business of Aegon or be invested in such investments as the Board of Directors may from time to time think fit. The Board of Directors may also, without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.
2. The Board of Directors may, but shall not be required, to include a proposal for the declaration and payment of a final annual dividend in such amount as the Board may, in its sole discretion, determine to be justified, as an agenda item for consideration at the annual general meeting. Any annual final dividend approved at the annual general meeting shall be paid to the Shareholders according to their rights and interests as set forth in the bye-laws (and described under 5 and 6 below).
3. The Board of Directors may, from time to time, declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board of Directors to be justified by the position of Aegon. The declaration and payment of interim dividends or distributions from contributed surplus shall not require approval by Resolution.
4. The Board of Directors may also pay any fixed cash dividend which is payable on any shares of Aegon, half yearly or on such other dates, whenever the position of Aegon, in the opinion of the Board of Directors, justifies such payment.
5. The holder of a Common Share shall be entitled to receive dividends, on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time, as and when declared by the Board of Directors on the Common Shares as a class.
6. The holder of a Common Share B shall be entitled to receive dividends in an amount equal to one fortieth (1/40th) of the profits or reserves which the Board of Directors resolves to distribute to the holder of a Common Share, on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time, as and when declared by, the Board of Directors on the Common Shares B as a class.
7. The Board of Directors may withhold and deduct from any dividend, distribution or other monies payable to a Shareholder by Aegon on or in respect of any shares any applicable dividend withholding tax and all sums of money (if any) presently payable by him to Aegon on account of calls or otherwise in respect of shares of Aegon.
8. No dividend, distribution, or other monies payable by Aegon on or in respect of any share shall bear interest against Aegon.
9. Any dividend or distribution out of contributed surplus unclaimed for a period of five (5) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to Aegon.

Major shareholders

General

From December 31, 2025, Aegon's total authorized share capital consisted of 4,000,000,000 common shares with a par value of EUR 0.12 per share and 2,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 1,573,119,870 common shares and 335,830,640 common shares B issued. Of the issued common shares, 270,149,311 common shares and 327,885,200 common shares B were held by Vereniging Aegon and no common shares were held by Aegon's subsidiaries.

All of Aegon's common shares and common shares B are fully paid and not subject to calls for additional payments of any kind. All of Aegon's common shares are registered shares. New York Registry Shares ("NYRS") are common shares and are traded at the New York Stock Exchange. Holders of NYRS hold their shares in the registered form issued by Aegon's New York transfer agent on Aegon's behalf. NYRS and shares listed at Euronext Amsterdam are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on NYRS.

As of December 31, 2025, 212 million common shares were held in the form of NYRS. As of December 31, 2025, there were 8,258 record holders of Aegon's NYRS resident in the United States.

Vereniging Aegon

Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V. Vereniging AGO initially received approximately 49% of the common shares and all the preferred shares in Aegon, giving it voting majority in Aegon. At that time, Vereniging AGO changed its name to Vereniging Aegon.

The main purpose of the Vereniging Aegon is a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence, or identity of Aegon, in conflict with the aforementioned interests, will be resisted as much as possible.

In accordance with the 1983 Amended Merger Agreement, Vereniging Aegon had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by Aegon. This enabled Vereniging Aegon to maintain voting control at the General Meeting of Shareholders of Aegon. In September 2002, Aegon effected a capital restructuring whereby Vereniging Aegon's ownership interest in Aegon's common shares decreased from approximately 37% to approximately 12%, and its aggregate ownership interest in Aegon's voting shares decreased from approximately 52% to approximately 33%.

In May 2003, Aegon's shareholders approved certain changes to Aegon's corporate governance structure, introducing a second class of preferred shares. Both classes of preferred shares had a nominal value of EUR 0.25 each. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon and Vereniging Aegon also entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a "Special Cause" as defined below. At that time Aegon and Vereniging Aegon amended the option arrangements under the 1983 Amended Merger Agreement so that, in the event of an issuance of shares by Aegon, Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 32,64%.

On February 15, 2013, Aegon and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon's preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the Annual General Meeting of Shareholders on May 15, 2013.

The simplified capital structure entailed, but was not limited to, the conversion of all outstanding preferred shares A and B, with a nominal value of EUR 0.25 each, into a mix of common shares and common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40th of the financial rights attached to a common share.

The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. The shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, except in the event of a Special Cause, Vereniging Aegon will not exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies inter alia the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Board of Directors of Aegon, or any other circumstance in which, in the opinion of Vereniging Aegon, it not exercising the full voting power would seriously harm the interests of the Company and the business connected with it. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.

The simplified capital structure also included an amendment to the 1983 Amended Merger Agreement between Aegon and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon's call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances that cause the total shareholding to be or become lower than 32.6%.

At the Extraordinary meeting of shareholders of Aegon N.V. on January 17, 2023, Vereniging Aegon voted on all of its shares in favor of Aegon N.V. divesting its business operations in the Netherlands to ASR Nederland N.V. for a cash consideration and a 29.99% share interest in ASR Nederland N.V

On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board's fiduciary duties, to vote all of Vereniging Aegon's common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.'s Extraordinary General meeting of September 29, 2023 and at Aegon S.A.'s extraordinary meeting of September 30, 2023 to vote in favor the change in legal domicile of Aegon from the Netherlands to Bermuda by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd. (the "Redomiciliation"). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated June 29, 2023, between Aegon N.V. and Vereniging Aegon, and subject to the board's fiduciary duties, to vote all of such shares in favor of the Redomiciliation. At the Extraordinary General Meeting of shareholders of Aegon N.V. on September 29, 2023 and on the Extraordinary General Meeting of shareholders of Aegon S.A. on September 30, 2023, Vereniging Aegon voted on all its shares in favor of the Redomiciliation.

On September 30, 2023, Aegon N.V. changed its legal domicile from the Netherlands to Bermuda and became Aegon Ltd. Following the Redomiciliation, the governance position of and arrangements with Vereniging Aegon remained materially unchanged. The existing arrangements between Aegon and Vereniging Aegon continued under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under Bermuda law and the bye-laws of Aegon.

On December 8, 2023, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in the second and third tranche of Aegon's 2023 1.535 billion Euro share buyback program for an aggregate consideration of EUR 139,5 million Euro equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 24,842,939 shares from Vereniging Aegon in the 2023 EUR 1.535 billion share buyback program that ended on 28 June 2024.

On December 18, 2023, Aegon repurchased 112,619,440 common shares B from Vereniging Aegon for the amount of EUR 14,804,951.58 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the share buy back programs, initiated by Aegon in July 2023 following the completion of the transaction with a.s.r.

On July 8, 2024, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon's 2024 200 million euro share buyback program for an aggregate consideration of EUR 37 million equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 6,407,476 shares from Vereniging Aegon in the 2024 share buyback program that ended on December 13, 2024.

On December 16, 2024, Aegon repurchased 36,371,440 common shares B from Vereniging Aegon for the amount of EUR 5,541,443.48 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in May 2024 and July 2023 following the Transaction.

On January 13, 2025, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon participated pro-rata in the EUR 150 million buyback program based on its combined common shares and common shares B, for aggregate consideration of EUR 20 million. This is because the EUR 150 million buyback program included an amount of approximately EUR 40 million to meet Aegon's obligations resulting from the share-based compensation plans for its senior management. The participation of Vereniging Aegon in this share buyback program was equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 3,336,760 common shares from Vereniging Aegon in the 2025 share buyback program that ended on June 30, 2025.

On July 1, 2025, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon's 2025 EUR 200 million share buyback program for an aggregate consideration of EUR 37 million.

On August 25, 2025, Aegon and Vereniging Aegon entered into an addendum to the share repurchase agreement entered into on July 1, 2025 to have Vereniging Aegon participate for an additional EUR 34 million in the additional EUR 200 million that has been added to Aegon's existing EUR 200 million share buyback program that commenced on July 1, 2025. The aggregate participation in the amount of EUR 71 million of Vereniging Aegon in this share buyback program was equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 10,796,374 common shares from Vereniging Aegon in the EUR 400 million share buyback program that ended on December 15, 2025.

On December 16, 2025, Aegon repurchased 17,557,160 common shares B from Vereniging Aegon for the amount of EUR 2,790,043.41 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in 2025.

Accordingly, on December 31, 2025, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 18.4%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon's voting rights will increase, currently to 32.6%, for up to six months.

On January 12, 2026, Aegon announced a EUR 227 million share buyback, which includes EUR 27 million to meet Aegon's obligations resulting from its share-based compensation plans for senior management and is expected to be completed by June 30, 2026 barring unforeseen circumstances.
On January 12, 2026, Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate in the new EUR 227 million share buyback. Vereniging Aegon will participate pro-rata in the share buyback based on its combined common shares and common shares B which represent about 18.4% of the total shareholders' voting rights that are currently exercisable. This results in a buyback amount of EUR 37 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.

Vereniging Aegon - Members and Executive Committee
On December 31, 2025, the General Meeting of Members of Vereniging Aegon consisted of 14 members. The majority of the voting rights is with the 12 members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. or of the Board of Directors of Aegon Ltd. The other two members are the Executive Director of the Board of Aegon and a member of Aegon's Executive Committee.

Vereniging Aegon has an Executive Committee consisting of seven members, five of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are the Executive Director of the Board of Aegon and a member of Aegon's Executive Committee. Resolutions of the Executive Committee, other than a limited number of matters specified in the articles of association of Vereniging Aegon , are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the Chairman has the deciding vote, or when absent, the Vice-Chairman. If both the Chairman and Vice-Chairman are absent, the resolution shall be deemed not adopted if the votes tie. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure involves a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon, in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon. Furthermore, the two members who are representatives of Aegon at the Executive Committee have no voting rights on several decisions that relate to Aegon, as set out in the internal rules of Vereniging Aegon.

Other major shareholders

In this section, where reference is made to any filings with the Dutch Autoriteit Financiële Markten (AFM) or the US Securities and Exchange Commission (SEC), the terms "issued capital" and "voting rights" are used as defined in the Wet op het Financieel Toezicht.

To Aegon's knowledge and based on the filings made with the AFM and SEC as per February 27, 2026, and in addition to Vereniging Aegon, BlackRock, Dodge & Cox, Norges, and Capital Research and Management Company hold a capital or voting interest in Aegon of 3% or more.

Based on its filing with the AFM on December 15, 2025, BlackRock, Inc. stated to hold 88,901,664 common shares, representing 4.7% of the issued capital on December 31, 2025, and 100,451,022 voting rights, representing 5.3% of the issued capital on December 31, 2025.

Per January 21, 2026, BlackRock, Inc.'s filing with the SEC shows that BlackRock held 84,994,771 common shares, representing 4.5% of the issued capital on December 31, 2025, and voting rights for 78,408,449 shares, representing 4.1% of the issued capital on December 31, 2025.

Based on its filing with the AFM on December 29, 2025, Dodge & Cox stated to hold 93,893,006 voting rights, representing 4.9% of the issued capital on December 31, 2025.

Per February 13, 2026, Dodge & Cox's filing with the SEC shows that Dodge & Cox held 93,469,947 common shares, representing 4.9% of the issued capital on December 31, 2025, and voting rights for 89,995,507 shares, representing 4.7% of the issued capital on December 31, 2025.

Based on its filing with the AFM on November 5, 2024, Norges Bank stated to hold 63,023,416 common shares and voting rights, representing 3.3% of the issued capital on December 31, 2025.

Per January 27, 2026, Norges Bank's filing with the SEC shows that Norges Bank held 88,813,381 common shares, representing 4.7% of the issued capital on December 31, 2025, and voting rights for 86,853,561 shares, representing 4.5% of the issued capital on December 31, 2025.

Based on its filing with the AFM on April 22, 2025, Capital Research and Management Company stated to hold 59,004,301 voting rights, representing 3.1% of the issued capital on December 31, 2025.

Additional information

Overview of Americas

Aegon Americas operates in the United States and Canada.

In the United States, Aegon Americas operates primarily under two brands: Transamerica and World Financial Group (WFG). In Canada, it conducts business primarily through the WFG brand. The use of the term "Transamerica" throughout this business overview refers to the operating subsidiaries in the United States and Canada, collectively or individually, through which Aegon conducts business, except those United States operations described in the Overview of Aegon Asset Management.

Transamerica is a leading life insurance company in the United States, and the largest of Aegon's operating units worldwide. Transamerica employs approximately 7,200 people, and its businesses in the United States serve customers in all 50 states, the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam. The company's primary offices are in Cedar Rapids, Iowa; Denver, Colorado; Baltimore, Maryland; and Philadelphia, Pennsylvania. There are additional offices located throughout the United States.

On December 10, 2025, Aegon announced its intention to relocate its headquarters and its legal seat to the United States. Aegon will be renamed Transamerica Inc. upon completion of the transition, which Aegon aims to conclude by January 1, 2028

Organizational structure

Transamerica Corporation is the holding company for Aegon's US and Canadian operations, and all US and Canadian business is conducted through its subsidiaries. Transamerica entities collectively operate in every US state, the District of Columbia, Puerto Rico, the US Virgin Islands, Guam, and Canada.

Transamerica provides insurance and financial products for a range of customer needs at various stages of life, including financial protection, savings, and investment solutions. Transamerica leverages its brand strength, expertise, and capabilities to fulfill Aegon's purpose of helping people live their best lives.

Transamerica's businesses are classified as either Strategic Assets or Financial Assets.

Strategic Assets are considered to have a greater potential for an attractive return on capital and growth. Transamerica's Strategic Assets are organized into three business segments: Distribution, which mostly consists of WFG, Protection Solutions, and Savings & Investments. Generally, non-risk-bearing businesses are part of Savings & Investments, while Protection Solutions and Financial Assets encompass the insurance businesses. The Savings & Investment business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The Protection Solutions business segment includes the Annuities, Individual Life, Individual Health, and Life and Health (Employee Benefits) lines of business. Transamerica offers these product lines, described in greater detail below, through several distribution and sales channels and provides insurance primarily through its key insurance subsidiaries Transamerica Life Insurance Company and, in New York, Transamerica Financial Life Insurance Company.

Several Transamerica product lines are considered Financial Assets. Financial Assets are capital-intensive assets with relatively low returns on capital employed. They are generally "closed blocks" no longer being offered for sale. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities - including Single Premium Group Annuities (SPGAs), the legacy universal life insurance book, and long-term care insurance portfolios (LTC) as Financial Assets. New sales for Financial Assets, if any, are limited and focused on products with higher returns and a moderate risk profile.

Overview of sales and distribution channels

Transamerica offers insurance and financial products and services through affiliated and non-affiliated distributors. Various sales channels support the Strategic Assets business, further split into Protection Solutions and Savings & Investments.

Transamerica's Distribution business segment consists of WFG, a wholly owned subsidiary with agencies in the United States and Canada, a mutual fund dealer in Canada, and Transamerica Financial Advisors, a United States dually registered broker-dealer and investment advisor. WFG provides unique, differentiated access to the underserved Main Street market. WFG independent agents are diverse across age, gender, ethnicity, and background to align with the customers they serve. Transamerica's market share in WFG Distribution in the US is above 66% for life insurance products in 2025, an increase from the 63% observed throughout 2024. This growth is built on an enhanced service experience for WFG agents and quality products tailored to Main Street America. Transamerica does not offer proprietary products in Canada.

Savings & Investments

Transamerica distributes its retirement products and services to employers and works closely with plan advisors and third-party administrators to serve customers. In addition, the unit's Advice Center deploys a team of experienced registered representatives, investment advisor representatives, and licensed insurance agents to serve group plan participants and assist with individual retirement accounts (IRA) and retirement portfolio management.

The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value annuities and IRAs and delivering managed advice and other ancillary products and services.

Transamerica distributes its Mutual Fund solutions through wholesaling agreements with intermediary banks, wirehouse brokerage firms, and independent broker-dealers through its wholesale broker-dealer, Transamerica Capital, LLC (TCL).

Protection Solutions

Annuity products – registered index-linked annuities (RILAs) and variable annuities (excluding those with interest rate sensitive riders managed as part of Financial Assets) - are marketed by Transamerica's wholesale distribution teams to registered representatives at wirehouse brokerage firms and banks through its wholesale broker-dealer, TCL, as well as through independent broker-dealers.

Life Insurance products are marketed through Transamerica's wholesale distribution teams to WFG life licensed independent agents, Transamerica Agency Network agents (TAN), and other independent agents.

Transamerica Life and Health (Employee Benefits) solutions are marketed by Transamerica's wholesale distribution teams (Commercial Broker Markets and Wholesale Markets teams) to general agents, agents, brokers, and third-party distributors that specialize in employee benefit programs. These distributors then offer these solutions to their employer, union, and association clients. They serve as the gateway to working Americans who purchase these programs to enhance the underlying employer sponsored and contributory benefit plans such as group major medical, disability, and life insurance.

Transamerica is continuing to invest in its product manufacturing capabilities and has built an operating model to position its Life Insurance and Annuity businesses for further growth in Main Street America with expanded distribution by third parties.

Overview of business lines

Savings & Investments

Transamerica's Savings & Investments business unit includes Retirement Plans, Mutual Funds, and Stable Value Solutions.

Retirement Plans

Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, and non-qualified deferred compensation plans for single-employer plans, multiple-employer plans (MEPs), and pooled-employer plans (PEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.

Retirement plan services, including administration, record-keeping and related services are offered to employers of all sizes and to plans across all market segments. Transamerica also works closely with plan advisors and third-party administrators to serve its customers.

Plan sponsors have access to a wide array of investment options, including Collective Investment Trusts (CITs) offered by Transamerica Trust Company and general account stable value group annuity contracts offered by Transamerica Life Insurance Company or, in New York, Transamerica Financial Life Insurance Company. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track toward a funded retirement. Managed Advice® is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using a plan's slate of funds.

For individuals, retirement-related services and products include IRAs, advisory services, and annuities, as well as access to other financial and insurance products and resources.

Mutual funds (and Collective Investment Trusts (CITs))
Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/international equity, fixed income, money markets, and alternative investments, as well as asset allocation and target-date funds with combined equity and fixed income strategies. Transamerica mutual funds use the portfolio management expertise of asset managers across the industry in a sub-advised platform, which are both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.

A CIT is a pooled investment fund, held by a bank or trust company, like Transamerica Trust Company, and is generally available only to certain types of retirement plans and other institutional investors. Transamerica Asset Management serves as the advisor to some of the CITs Transamerica offers, which focus on several different asset classes, including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.

Effective January 1, 2026, Transamerica Asset Management was aligned under Aegon Asset Management and as such, will be included in Aegon Asset Management's overview going forward.

Stable Value Solutions
Transamerica's Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans and education savings plans. A synthetic GIC "wrapper" is offered around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book-value withdrawals for plan participants.

Protection Solutions
Transamerica's Protection Solutions division includes the Annuities, Individual Life, Life and Health (Employee Benefits), and Individual Health lines of business.

Individual Life
Term life insurance
Term life insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated death benefits for an insured's critical illness or chronic condition are available on certain term life insurance policies.

Indexed universal life insurance
Indexed universal life (IUL) insurance provides death benefit protection until the policy maturity age and cash value accumulation with flexible premium payments. What distinguishes it from other types of traditional life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the performance of an index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. LTC riders and other living benefit riders are available on IUL products.

Whole life insurance

Whole life (WL) insurance provides death benefit protection until the policy maturity age, provided that the required premiums are paid while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover the insured's end-of-life medical bills and burial expenses.

Variable universal life insurance

Variable universal life (VUL) insurance is securities-registered life insurance that offers death-benefit protection until the policy maturity age and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policy owner within contract limits. Coverage amounts may change as well. The investment feature usually includes "sub-accounts," which provide exposure to underlying investments, such as stocks and bonds. This exposure increases cash value return potential but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Transamerica stopped selling VUL insurance in New York in 2017 and outside of New York in 2018.

Life and Health (Employee Benefits)

Transamerica provides a suite of employer-sponsored life insurance programs offered in the workplace through payroll deduction to employees and their families. These employee benefit plans offer protection during the employees' working years and into retirement, as they often can be continued/ported. These offerings include employer-sponsored group life and supplemental life insurance products (term life, whole life, universal life). Transamerica is a top-five provider of these programs in the US.

Health employee benefit plans offer accident and health products, including accidental death and dismemberment (AD&D), disability, and supplemental health insurance products (accident, cancer, critical illness, disability, executive medical, hospital indemnity, medical expense (gap), and retiree medical). These supplemental health benefits are designed to help fill gaps created by high-deductible health plans and unexpected medical emergencies.

Individual Health

Supplemental health insurance products (as described above) within Individual Health are managed as a closed in-force block.

Annuities

Registered Index-Linked Annuities (RILAs)

Transamerica began selling RILAs in 2022. RILAs offer tax-deferred long-term savings options that limit exposure to downside risk and provide the opportunity for growth. The opportunity for growth is based, in part, on the performance of stock market indices. RILAs offer tax-deferred growth potential, annual free withdrawal amounts, and an option to convert the annuity into a stream of income for retirement or for other long-term financial needs. RILA owners do not invest directly in the underlying index. Premiums are invested at Transamerica's discretion as outlined in the contract, and the owner receives index-linked crediting, which can be positive or negative. The owner accepts a level of risk of market loss in exchange for higher upside potential.

Variable Annuities

Transamerica offers a suite of securities-registered Variable Annuities (VA) with optional Living Benefits, which can provide protection from market losses for principal and earnings, plus the potential for uncapped investment growth and income for life. While Transamerica continues to offer certain VAs, it has discontinued sales of VAs with significant interest rate-sensitive living and death benefits and now manages that business as a Financial Asset.

Fixed Index Annuities

Fixed index annuities allow the contract holder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Transamerica has stopped new sales of fixed index annuities. Transamerica stopped receiving premium deposits on fixed index annuities in 2022.

Financial Assets
Universal life insurance
Universal life (UL) insurance is flexible life insurance that offers death benefit protection until the policy maturity age, together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policy owner can adjust the frequency and amount of premium payments, if sufficient premiums are accumulated in the policy's account value to cover charges in the month that follows, which are called "monthly deductions." Some versions of this product, which are not actively sold, have "secondary guarantees." These maintain life insurance coverage even when the cash value is insufficient, if the customer pays a specified minimum premium.

Long-term care insurance
LTC insurance products are designed to provide in-home, or in-facility care for people with chronic medical conditions, disabilities, or disorders such as Alzheimer's disease. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health, and safety issues associated with individuals requiring LTC services. Transamerica offers an LTC rider on certain life insurance products but stopped offering standalone LTC products in 2021.

Variable Annuities
Variable Annuities (VAs) in Financial Assets allow the contract holder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Optional guarantees are offered through riders that can be added to a contract for an additional fee. VA riders include guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of the annuitant's death. GLBs provide a measure of protection against market risk while the annuitant is living. Different forms of GLBs are available, offering a guaranteed income stream for life and/or guaranteeing principal protection. While Transamerica continues to offer certain VAs, it discontinued sales of VAs with significant interest rate-sensitive living and death benefits during 2021.

Fixed Annuities (including SPGAs)
Fixed annuities allow the contract holder to accumulate assets for retirement on a tax-deferred basis through periodic fixed interest crediting and principal protection. Transamerica stopped being active in fixed annuities in 2008, and all contract holders are now outside the surrender charge period.

Competition
The US marketplace is highly competitive. Transamerica's competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance, annuities, and mutual funds.

In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, Mutual of Omaha, and Corebridge Financial. Competitors for supplemental health insurance include a wide range of companies and company types based on the nature of the coverage, including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.

In the registered index-linked annuity (RILA) market, Transamerica's top competitors and the largest issuers are Equitable Financial, Brighthouse Financial, Prudential Financial, Allianz Life, and Lincoln National. New RILA entrants to the space include Corebridge Financial and Pacific Life. In the variable annuity market, Jackson National, Equitable Financial, Nationwide, Lincoln National, Corebridge Financial, and Pacific Life are top competitors.

Some of Transamerica's main competitors in the mutual fund market include John Hancock, Hartford Funds, Lord Abbett, PGIM, and Touchstone.

In the defined contribution plan administration market, Transamerica's largest competitors (based on assets under administration) are Fidelity, Empower, TIAA, Vanguard, Alight, Principal Financial, and Voya. In the Retirement Plan space, Principal Financial Group and Voya are two peers that are most comparable, as both firms have a similar strategy of growing core recordkeeping business which helps accelerate placement of ancillary solutions, including proprietary assets, Individual Retirement Accounts (IRAs), and managed advice.

In the market for synthetic guaranteed investment contracts (GICs), Transamerica's Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, MassMutual, Pacific Life, and Corebridge Financial.

Within WFG, the main competitors on the life insurance side are Pacific Life and Nationwide. Most of WFG's annuity sales are in fixed indexed annuities and fixed annuities, which Transamerica does not offer. As a retail distributor, WFG's primary competitor is Primerica.

Regulation and supervision

Transamerica's insurance companies are regulated primarily at the state level. Some activities, products, and services are also subject to federal regulation.

State and provincial regulation

Transamerica's insurance companies are licensed and regulated in each US state and jurisdiction in which they conduct insurance business. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of consumer protection, market conduct, and financial solvency.

Transamerica's largest insurance company, Transamerica Life Insurance Company, is domiciled in Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. Iowa is Transamerica's designated lead state, giving Iowa a coordinating role in the collective supervision of Transamerica's insurance entities.

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising, and marketing practices, approve policy forms and certain premium rates, review and approve new products and features, and certain rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.

In the area of financial regulation, state regulators implement and oversee statutory reserve and minimum risk-based capital requirements. Insurance companies are also subject to extensive reporting requirements, investment limitations, and required approval of significant transactions. State regulators conduct extensive financial examinations of insurers every three to five years.

State regulators can impose a variety of corrective measures, including the revocation of an insurer's license and financial penalties for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), an association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.

The NAIC and state regulators are reviewing how changes in the insurance industry are affecting investments and reinsurance practices. For investments, they are looking at how insurers are using more private, complex, and less liquid assets to improve returns. Regulators are assessing whether current capital requirements accurately reflect the risks of these assets and whether those risks are being properly managed.

With respect to reinsurance, regulators are focusing on offshore arrangements that involve large amounts of assets and are often used to manage capital more efficiently. To strengthen oversight, the NAIC now requires insurers to conduct actuarial testing of reserves held by reinsurers in certain transactions to ensure those reserves are adequate.

The NAIC is also working to improve its Risk-Based Capital (RBC) framework, which helps determine how much capital insurers need to remain financially sound. A group of commissioners is reviewing the RBC system to clarify principles and identify shortcomings, which could lead to future updates. The NAIC is also considering changes to how RBC accounts for risk diversification and is updating capital requirements for annuities in conjunction with a new economic scenario modeling tool.

In addition, the NAIC is updating privacy and data protection rules. The goal is to create a new framework that states can adopt to better safeguard consumer information. The NAIC is developing a tool to help regulators evaluate how insurers use artificial intelligence (AI) and is considering a new model law for AI. This law could replace an existing bulletin that has already been adopted by about half of the states.

WFG and its independent agents are primarily subject to US state and Canadian provincial and territorial law and regulation, most significantly in the areas of licensing, recordkeeping, privacy, market conduct, and agent status as independent contractors. In Canada, the Federal Services Regulatory Authority of Ontario has proposed a wide-ranging managing general agent rule that would impose additional requirements on WFG and certain of its agents, strategic relationships, and service providers. The most recent comment period on this regulation ended in November 2025. In addition, the New Jersey Labor Department has proposed new rules intending to update the definition of who is considered an independent contractor in that state, which in its current form, would make it difficult for independent insurance agents to maintain their status as such. The public comment period on the proposal expired in July 2025.

Federal regulation

Although the insurance and retirement-related directed trustee and CIT business is primarily regulated at the state level, securities products, and retirement plans products and services are also subject to federal regulation by the Securities and Exchange Commission (SEC) and the Department of Labor (DOL), respectively.

Variable life insurance, VAs, RILAs, and mutual funds offered by Transamerica are subject to regulation under the federal securities laws administered and enforced by the SEC. The distribution and sale of SEC-registered products by broker-dealers is regulated by the SEC, the self-regulating organization Financial Industry Regulatory Authority (FINRA), and state securities regulators. Broker-dealers and their representatives are subject to the SEC's Regulation Best Interest (Regulation BI), which establishes a "best interest" standard of conduct for broker-dealers when making a recommendation to a retail customer and requires potential conflicts of interest to be disclosed. Forty-nine states have adopted an NAIC model law that imposes similar standards as Regulation BI for the sale of fixed and variable annuities. The only state not to adopt the model is New York which passed its own regulation (NY Regulation 187) that requires all recommendations for life insurance and annuities be based on the "best interest" of the customer. A number of Transamerica companies are also registered as investment advisors. Investment advisors owe a fiduciary duty to clients and are regulated by the SEC.

In 2024, the SEC adopted new rules that would have required corporate issuers to disclose climate-related risks that are reasonably likely to have a material impact on its business strategy, results of operations, or financial condition. However, the implementation of these rules has been stayed pending the resolution of related legal proceedings. Further, in 2025 the SEC voted to end its defense of the rule. The SEC also withdrew its proposed rules concerning the use of predictive data analytic tools by broker-dealers and investment advisers.

In 2024, the DOL released a new rule (the Retirement Security Rule) expanding the definition of a fiduciary in the context of providing investment advice under ERISA, as amended, and imposing new requirements on those fiduciaries; however, the DOL faced consolidated court cases challenging the rule. The DOL withdrew its defense of the rule in the court cases in November 2025.

Information security and privacy regulations

Transamerica's businesses are regulated with respect to information security, data breach response, privacy, and data use at the federal, state, and in some cases, local levels. At the federal level, various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, the various departments of insurance and other agencies typically administer a series of privacy and information security laws and regulations that impact several Transamerica businesses. In addition, numerous state legislatures have passed or have attempted to pass more broad-based general consumer privacy laws, such as the California Consumer Privacy Act, which is administered and enforced by the California Privacy Protection Agency (CPPA). Regulations addressing cybersecurity audits, automated decision-making technologies, and risk assessments, as well as updates to existing CCPA sections, have been approved by the CPPA in 2025 and will go into effect in stages over the next several years. States continue to introduce legislation on these topics, and states that have previously passed laws continue to evolve their laws with amendments. For example, in November 2023, the New York Department of Financial Services (NYDFS) amended its Part 500 Cybersecurity Rules to adopt heightened information security requirements in relation to areas such as cybersecurity governance, cybersecurity risk assessments, and incident reporting. The timeline to comply with the Amendment was a phased approach, which started on December 1, 2023, and ended on November 1, 2025. The White House, SEC, FTC, and other governmental bodies have also increased their focus on companies' cybersecurity vulnerabilities and risks, including in relation to third-party service providers. The SEC adopted the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies on July 26, 2023 (the "Rule"). The Rule enhanced and standardized disclosures for public companies with regard to their cybersecurity risk strategy, management, and governance. The Rule also required the reporting of a cybersecurity incident within four business days of determining that an incident is deemed material and established disclosure requirements for Foreign Private Issuers (FPIs) parallel to those of publicly traded domestic insurers in Form 8-K and Form 10-K. The SEC also amended Regulation S-P, the implementing regulation for GLBA for broker-dealers, investment companies, registered investment advisers, and transfer agents. The amendment includes requirements related to incident response programs, customer notifications of data breaches, service provider oversight, and similar related matters. The amendment was effective as of December 2025.

Overview of United Kingdom

Aegon UK's ambition is to become a champion in the UK savings and retirements market through the provision of a broad range of savings, investment, and retirement solutions products to individuals, advisers, and employers.

Aegon UK's growth is driven by its inter-connected business model comprising a workplace platform and an adviser platform and supported by its own advice channel. The platform business delivers a range of propositions, seeking to partner with intermediaries in the delivery of services.

This model is complemented by a traditional products insurance business of products that are no longer actively marketed and an institutional trading platform. Aegon UK's focus is on investing in its growth channels to create a more modern digital business whilst leveraging the potential of its inter-connected business model and engaging more directly with customers to support consolidation and retention, to and through retirement.

Aegon UK actively trades with over 3,500 adviser firms and around 9,000 employers, giving it a total of 3.8 million customers and GBP 246 billion assets under administration (AUA) as at December 31, 2025.

Aegon UK employs over 2,800 people and its main offices are in Edinburgh, Farnborough, London, Peterborough, and Witham.

Aegon's strategy to transform Aegon UK into a leading digital savings and retirement platform continues to make good progress and the business remains a reliable and growing source of revenues for the Group. In the context of our stronger focus on the US, Aegon announced at its Capital Markets Day 2025 that it will begin a strategic review of Aegon UK to assess the best way to accelerate and maximize value for all stakeholders. In this review, all options will be evaluated, including a potential divestment.

Organizational structure

Aegon UK plc is Aegon's holding company in the United Kingdom. It was registered as a public limited company in December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:
- Scottish Equitable plc
- Cofunds Limited
- Aegon Investment Solutions Limited
- Aegon Investments Limited
- Origen Financial Services Limited

Overview of sales and distribution

Aegon UK operates an interconnected business model with three growth franchises: the Workplace platform, the Adviser platform, and the Advice franchise and two other businesses: Traditional products and the Institutional Platform.

Aegon UK works with those employers and advisers to deliver an online experience for customers. The platform is designed to support customers throughout their lives as needs evolve by providing a comprehensive range of savings and investment products, moving with them each time they change employers, and allowing them to engage with different advisers.

This single set of products gives Aegon UK the flexibility required to support the modern, complex lives customers are living to and through retirement.

Aegon UK is investing to capitalize on its strong positions in the workplace and adviser platform markets and complements this by investing in its own advice channel to be able to drive value through the existing customer base.

Aegon UK has also developed Mylo as its new digital experience and app with the aim of transforming customer outcomes. Mylo will deliver personalized education, guidance and advice to customers focused on key moments in their life, seeking to position Aegon as a one stop shop for all their savings needs. Mylo is already recognized as an award winning innovation in the market and has been made available to 1 million Aegon customers so far with the aim to give access to 2 million by the end of 2026.

Workplace platform channel

The Workplace platform channel provides UK-based employers with pensions and savings schemes. It allows Aegon UK to participate in the strongly growing auto-enrolment market cost-effectively acquiring around 280,000 new individual scheme members per year (based on a three-year average).

Aegon UK serves the workplace platform market via three distribution channels/propositions. Medium-sized employers are served via corporate and retail advisers, large companies are served through Employee Benefit Consultants, and the partnership with Aon on their Mastertrust provides access to the largest corporate clients.

Employers are provided with an easy-to-use administration interface and market-leading capabilities such as Member Insights to help them unlock the value of their scheme. Employees are provided with a targeted and personalized approach to communication via Mylo and underpinned by best-of-breed capabilities in education (Pension Geeks), guidance (Aegon Assist), and advice (Origen Financial Services Limited (Origen)).

Adviser platform channel

The Adviser platform channel gives financial advisers access to long-term savings and retirement products through an open architecture technology platform offering over 4,000 funds. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner.

Aegon UK's focus is on meeting the needs of its "target 500" advisers. This is underpinned by:
- The differentiated proposition of offering a single platform for advisers wishing to serve both Workplace arrangements and individual savings for employees and their families.
- An acceleration in the pace of change following the launch of the new digital front-end experience - ADX (Aegon digital experience) in 2024. 2025 has seen developments in core customer journeys, client reporting and the launch of new products (including Junior SIPP and additional offshore bond partners) supporting the building momentum in trading.

Advice channel

Aegon UK has an established advisory business in Origen serving around 80,000 customers, which is a critical element of its workplace proposition providing employees with access to guidance and advice through their employer. It comprises two channels:
- Origen, a holistic advice capability with over 50 advisers providing services to high-net-worth clients and also servicing a number of corporate partnerships on complex areas; and
- Aegon Financial Planning, an advice channel acquired from the Nationwide Building Society (NBS) in 2024, with 138 advisers providing advice to the mass market and including an introducer arrangement for those advisers to continue to provide services to NBS customers.

Traditional products

Aegon UK manages a traditional products portfolio comprising two main elements:
- A Defined Contribution pensions administration business with 1.2 million customers and GBP 32 billion Assets Under Administration. Whilst not open to new schemes, this business remains open to new members from existing schemes. Regular outflows from members are partially offset by anticipated market growth and contributions from continuing and new scheme members; and
- A small annuity book that is running off.

Institutional platform

Aegon UK offers an institutional trading and custody platform to around 20 firms.

Competition

Aegon UK is well positioned for growth, possessing leading positions in the markets it operates in with strong growth potential. Aegon UK is unique in the way it supports intermediaries wishing to operate across workplace and individual advice, providing an end-to-end customer experience.

In the workplace platform market, Aegon UK provides employee benefits, engagement, and scheme governance. Competitors include Aviva, Legal & General, and Willis Towers Watson.

In the adviser platform market, Aegon UK aims to become the "primary platform" for intermediaries. Competitors include Aviva, Quilter, and Aberdeen.

UK Stewardship Code

During 2025, Aegon UK was accepted as a signatory to the Financial Reporting Council's UK Stewardship Code for the third time. Being accepted to join the UK Stewardship Code is a significant achievement, and further demonstrates Aegon UK's commitment to being a responsible business. The UK Stewardship Code is a set of voluntary principles that aim to improve the quality of stewardship practices by asset owners, managers, and service providers. To become a signatory, organizations must clearly demonstrate that they have exercised effective stewardship over the previous 12 months through good governance and active engagement, which has helped to generate long-term positive impacts for the economy, the environment, and/or society.

Mansion House Accord

Aegon UK was among the 17 signatories to the Mansion House Accord which is a voluntary expression of intent to commit a minimum 10% allocation to private markets across all main Defined Contribution default funds, by 2030 with at least 5% of the total going to UK private markets. In 2025, we launched a further two Long-Term Asset Funds providing exposure to private markets within the Universal Balanced Collection with Assets Under Management of GBP 13 billion. These changes are designed to create improved outcomes for over 700,000 members currently invested in the Universal Balanced Collection fund and aim to provide better risk-adjusted returns and value for money, offering access to a wider range of responsible investment opportunities.

Regulation and supervision

All relevant Aegon UK companies based in the United Kingdom are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the PRA and the Financial Conduct Authority (FCA); or authorized and regulated by the FCA, depending on firm type. The PRA is responsible for the prudential regulation of deposit takers, insurers, and major investment firms. The FCA is responsible for regulating firms' conduct in Retail and Wholesale markets and for the prudential regulation of financial services firms that do not come under the PRA's remit.

Scottish Equitable plc is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports at least annually. These reports are designed to enable the PRA to monitor the solvency of the insurance company. The reports include a balance sheet, an income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information on the investments of the insurance company.

Aegon UK is also subject to group supervision at the level of Aegon UK plc under the UK Solvency II regulations, and therefore a consolidated report for Aegon UK group is also filed annually.

The Aegon Master Trust (a full-service defined-contribution pension, combining independent governance with a flexible investment capability) is subject to regulatory oversight by The Pensions Regulator.

Regulatory solvency requirements

United Kingdom life insurance companies are required to maintain Own Funds that are sufficient to withstand a 1-in-200-year shock on a 1-year value-at-risk basis, subject to certain absolute minimum requirements.

Aegon UK plc uses the Aegon UK Partial Internal Model (PIM) to calculate Aegon UK's group solvency position. The PRA approved the use of this model to calculate Aegon UK's group solvency position, with effect from March 31, 2023, following the introduction of group supervision at the level of Aegon UK plc as a result of the United Kingdom's exit from the European Union.

Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using Aegon's PIM to calculate its solo solvency position. Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees.

The UK Government and PRA concluded a review of Solvency II, and the resultant reformed UK Solvency II regime became effective from 31 December 2024.

Regulatory requirements for investment firms

Cofunds Limited, Aegon Investment Solutions Limited, and Aegon Investments Limited apply requirements under the FCA's Investment Firm Prudential Regime (IFPR). The IFPR rules establish minimum capital requirements as the higher of the Own Funds Requirement (OFR) and the Overall Financial Adequacy Requirement (OFAR). The OFR is the higher of the Fixed Overhead Requirement, the Permanent Minimum Requirement, or the "K-factor" requirement. Under the IFPR, the Internal Capital Adequacy and Risk Assessment (ICARA) process assesses the OFAR.

Information security and privacy regulation

Privacy regulations that impact Aegon UK currently are the UK General Data Protection Regulation (GDPR), the 2018 Data Protection Act, and the Privacy and Electronic Communications Regulations (PECR). The Data (Use & Access) Act 2025 (DUAA) which received Royal Assent in June 2025, introduces several key changes, including aligning the fines for breaching PECR with UK GDPR levels. Organizations have until June 2026 to fully comply with the changes, which will be rolled out in phases. Aegon UK is awaiting guidance from the regulator (the Information Commissioner's Office, (ICO)) as to their expectations and what those changes mean in practice and will closely monitor such communications and guidance coming from the ICO so they can progress with the implementation of those changes. Data protection controls are attested to and rated annually as part of the global Aegon Privacy Control Framework (APCF). As noted above, all relevant Aegon UK companies are either: authorized by the PRA and regulated by the FCA and the PRA; or authorized and regulated by the FCA. Therefore, in relation to Cyber Security, Aegon UK is subject to annual independent financial and Information Technology audits by both internal and independent third-party auditors. These address Aegon UK's security controls and risk management.

Overview of International

Aegon International includes partnerships in Spain & Portugal, China and Brazil, as well as our high-net-worth (HNW) life insurance company Transamerica Life Bermuda (TLB), and some smaller ventures in Asia.

Aegon's presence in the Spanish insurance market dates to 1980. The activities in Spain (and Portugal) have developed largely through distribution partnerships with Spanish bank Banco Santander S.A.

Operations in Asia were established in 2003, starting with a joint venture in China. TLB was established and incorporated in Hamilton, Bermuda, in 2005. Its full-service branches in Hong Kong and Singapore were established in 2006. In 2025, a representative office was established in the Dubai International Financial Centre (DIFC).

In 2009, Aegon formed a joint venture with local traditional group Mongeral in Brazil, which was founded in 1835. Our economic interest includes voting common shares in MAG Seguros, which offers individual protection solutions. Together with Bancoob, MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil's largest cooperative financial system.

Organizational structure

The key lines of business within Aegon International are China, Brazil, Spain & Portugal, and TLB. The remaining business units are grouped in one category called "Others" for reporting purposes. The corresponding joint ventures (including Aegon's ownership percentages, where relevant) are as follows:

Spain & Portugal:
- Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance)
- Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%)
- Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%)
- Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%)
- Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%)

China:
- Aegon THTF Life Insurance Co., Ltd. (50%) in China

Brazil:
- Mongeral Aegon Seguros e Previdência S.A. (59.2% and 50% voting rights)

- Sicoob Seguradora de Vida e Previdência S.A (29.6%, reflecting Aegon's 59.2% participation in this 50/50 JV with Sicoob Cooperative System)

TLB:
- Transamerica Life (Bermuda) Ltd.

Other subsidiaries:
- Aegon Insights Ltd.
- Transamerica Direct Marketing Asia Pacific Pty Ltd.
- Transamerica Insurance Marketing Asia Pacific Pty Ltd.

Overview of sales and distribution channels

Aegon International distributes its products directly to consumers (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/e-commerce partners.

The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets.

Spain & Portugal

In Spain & Portugal, the life insurance and health products are sold by the joint venture formed by Aegon and Santander (Santander Life Insurance and Reinsurance), whereas the non-life insurance (accident, home, unemployment, disability, critical illness dependency, and funeral) products are sold by the non-life joint venture (Santander General Insurance and Reinsurance).

Aegon España's own distribution channel offers life and health products. The network of brokers and agents accounts for approximately 88% of the total sales of the fully owned subsidiary, and the remaining 12% is generated by the direct channel.

China: Aegon THTF

Aegon operates in China primarily through a joint venture with Tongfang Co. Ltd., Aegon THTF Life Insurance Co., Ltd. (hereafter: Aegon THTF). The joint venture is licensed to sell life insurance, annuity, accident, and health products in China. Since 2003, the company has expanded its network of branches, primarily in the coastal provinces of Eastern China. It has access to a potential market of approximately 700 million people.

Aegon THTF follows a multi-channel distribution strategy, including agents, brokers, banks, group sales, and digital e-commerce platforms.

Brazil: MAG Group

In Brazil, the joint venture has two major insurance companies generating revenue streams, MAG Seguros and Sicoob Seguradora. Together, they have 7.6 million clients as of December 2025. More than one third of MAG Seguro's annual new premium is sold by home-recruited individual brokers and market life insurance specialists, hosted in a proprietary environment called Sales Rooms. The independent investment agents are the second largest distribution model, selling mostly term and whole life policies. The rest is spread among individual and/or group life products distributed through large brokerage firms, digital direct sales, and partners/cooperatives, including affinities and credit life in B2B2C models. Sicoob Seguradora distributes individual, group and credit life protection products in a bancassurance model through affiliate agencies to its cooperative associates. The joint venture also has an asset management company called MAG Investimentos, created in 2013, managing both Group and third parties' investments.

TLB and Aegon Insights

TLB distributes its life insurance products to HNW customers globally through targeted distribution relationships with selected brokers and financial advisors. With its singular focus on the HNW segment, TLB offers a differentiated proposition to the HNW market. TLB has extensive experience in handling large sums assured and complex cases, supporting HNW customers' legacy and business planning needs. The Global HNW life insurance market continues to expand rapidly, and TLB is given the mandate to reposition itself as a leader in this market. Aegon Insights is a marketing, distribution, and administration services business operating in Asia Pacific. With changes in consumer preferences, in 2017 Aegon made the strategic decision to discontinue Aegon Insights and put it in run-off. In 2023, it sold its Japanese and Hong Kong operations, while the remaining Australia operation was sold during the second half of 2025.

Overview of business lines
Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.

Life insurance, savings, and protection
Spain & Portugal's life insurance business comprises life savings and individual and group protection products, where individual life-risk and health products form the larger part of the business. Customers' savings needs are serviced by Aegon España through its affiliates, offering universal life and unit-linked products. Protection business, pursued both in Spain & Portugal, includes primarily life, health, accident, and disability cover distributed through the joint ventures and Aegon España's own channels. These products can typically be complemented with critical illness, income protection, and other riders.

In Asia, Aegon provides a broad range of life insurance products, including indexed universal life and traditional life products.

TLB offers a diversified suite of protection solutions across its global markets, tailored for HNW personal and business needs as well as wealth accumulation potential.

In China, participating products are the key products being sold while whole life products and annuity products are also offered through many channels, such as agents, banks, and brokers. Digital channel currently focuses on offering protection products, such as term life and endowment.

In Brazil, new business for MAG Seguros includes individual life-risk and individual life-savings products. The greater part of them are whole life or yearly renewable policies without cash value with riders such as temporary disability, critical illness, surgeries, or home services. Sicoob Seguradora sells individual and credit life policies. Both companies offer group life solutions for corporate markets.

Health insurance
Health insurance is primarily offered in standalone form in Spain and China, and also as riders on life insurance policies in Spain & Portugal and China.

In Spain, health insurance is offered through Aegon's own channels and through Santander's branches. Aegon collaborates with medical partners across the country. In Portugal, it is also offered through Santander Totta's distribution network.

Aegon THTF offers various kinds of health insurance, such as short-term medical insurance, mainly through agents, brokers, and group channels. In Brazil, MAG Seguros does not sell pure health insurance, although it offers health-related products (for example, critical illness, surgeries and temporary disability) due to the decreasing affordability of private health in the Brazilian system, and the burden of public health. These coverages are bundled with life solutions and sold under the so-called Invida product line.

Pensions
In Brazil, the joint venture operates pensions through several strategies. It partners with existing pension funds and offers embedded life and disability insurance within the pension funds' new enrollee application form. MAG Seguros has been the leader in this segment for over 20 years.

General insurance
Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency, and funeral insurance, since 2013 through its joint ventures with Banco Santander.

In Brazil, MAG Seguros launched in 2022 a new general insurance company called Simple2U established under the Brazilian regulator's sandbox and since 2024 with definitive authorization from SUSEP to operate. The startup offers a fully digital on-demand portfolio of home insurance and other items, primarily through B2B2C distribution partnerships. In 2023, the JV launched a new company called MAG Capitalização, which offers savings products with lottery features, either as riders of MAG Seguros portfolio or as embedded solutions on business partnerships, it started operations in 2024.

Competition
Spain & Portugal
The Spanish insurance market is highly competitive. For traditional life, unit-linked variable life, and pension products, the major competitors are retail bank-owned insurance companies. For health and general insurance products, the main competitors are both foreign and local companies. Aegon España is the exclusive provider of protection products to Banco Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon's joint ventures with Banco Santander in Spain & Portugal are large traditional insurance companies.

China
In China the life insurance market is a highly fragmented one with many national and foreign players. As of September 30, 2025, there were 91 life insurance companies in the market, including 65 domestic life companies and 26 foreign life insurers. Based on the gross written premium (GWP), Aegon THTF ranked 42nd among 71 companies that have published their GWP data and 17th among foreign life companies in China. Aegon THTF's market share among foreign life insurers was 1.7% in terms of total premiums.

Brazil
In Brazil, MAG Seguros operates predominantly in life insurance. Although less than in the past, 58% of the market is still concentrated in bank-owned companies. With 10% of the market share of the independent life insurance companies, MAG Seguros ended the third quarter of 2025 holding the third position in the ranking, behind Prudential (21%) and Icatu (14%). The asset management company MAG Investimentos is ranked number 60 in a market with 1.040 companies.

TLB
The HNW market is highly competitive. A handful of large global insurers are active in this space with competitive product offerings across the key global HNW markets such as Bermuda, Hong Kong and Singapore. Indexed Universal Life is a fast-growing product in the HNW space due to the transparent nature of equity participation while providing downside protection to equity markets.

Regulation and supervision
Spain & Portugal
In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business, not both.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:
- General Directorate of Insurance and Pension Funds (DGSFP) (Spain)
- The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal)

The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

China
Aegon THTF is supervised by the National Financial Regulatory Administration (NFRA). The NFRA was established based on the former China Banking and Insurance Regulatory Commission, which will comprehensively strengthen supervision. During 2025, the NFRA continuously strengthened the implementation of expense authenticity requirements, enhanced product supervision by lowering pricing, and introduced several measures to further support the stability and activity of capital markets.

Brazil
In Brazil, Aegon has operations involving life insurance, non-life insurance, and supplementary private pension, as well as financial asset management and collection. Considering this portfolio of operations, the state supervision and oversight of Aegon´s companies is conducted by the following bodies and institutions:
- Private Insurance Superintendence (SUSEP) (Insurance and Open Private Pension)
- National Superintendence of Complementary Pensions (PREVIC) (Pension Funds)
- The Brazilian Central Bank (BACEN) (Collection)
- Securities and Exchange Commission (CVM) (Asset Management)

The authorities mentioned above have the right to investigate prudential activities and conduct, financial position, and solvency, and compliance with all relevant laws.

TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the regulator of the financial services sector in Bermuda. TLB has full-service branches that are registered and licensed in Hong Kong and Singapore, respectively. The Insurance Industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and in Singapore by the Monetary Authority of Singapore (MAS). TLB also has a representative office in the DIFC.

Solvency

Aegon's EU-domiciled entities in Spain & Portugal use the Solvency II Standard Formula to calculate the solvency position of their insurance activities. Aegon Spain does not apply the matching adjustment or transitional arrangements.

Aegon's Asian insurance activities are included in Aegon's Group Solvency ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local Bermuda capital regime.

Overview of Aegon Asset Management

Aegon Asset Management (Aegon AM) is an active global investor. Its 350 investment professionals manage and advise on assets of EUR 325 billion as of December 31, 2025, for a global client base of corporate and public pension funds, insurance companies, banks, wealth managers, family offices, and foundations.

Organizational structure

Aegon AM provides investment management expertise to institutional and private investors around the world. Its main office locations are in the United States, the Netherlands, and the United Kingdom, while also having offices in Hong Kong, Germany, Spain and Hungary. Through its joint ventures Aegon AM also has a presence in Brazil, France and China. Its investment capabilities are focused around four Global Platforms, each with asset-class expertise: private and public fixed income, real assets, private and public equities, and multi-asset & solutions. Across these platforms, the investment teams are organized globally, and there is a common belief in fundamental, research-driven active management, underpinned by a focus on risk management and a strong commitment to responsible investing. Further to these investment platforms, Aegon AM also operates a fiduciary and multi-manager business in the Netherlands.

Aegon AM holds two key strategic partnerships:
- In China, Aegon AM owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based fund management company that offers mutual funds, segregated accounts, and advisory services;
- In France, Aegon AM owns 25% of LBP AM, which was expanded in 2023 with the acquisition of La Financière de l'Echiquier (LFDE), a French equity investment platform. LBP AM offers a comprehensive range of investment strategies to institutional clients and to retail investors.

Following a strategic assessment, in 2025 Aegon AM adopted three key strategic pillars designed to promote further growth.

- Improve the scalability and efficiency of the organization.
- Build a growing, sustainable third-party business.
- Optimize the joint value creation with its insurance partners.

To enable delivery on the strategic pillars, Aegon AM rationalized its systems and in June 2025, simplified its organization and governance. The Global Platforms' business is now managed through four business units, divided by investment capabilities and with local product and distribution teams. This new structure is set up to accelerate decision making, improve local accountability and enhance responsiveness to its clients. The units are: Aegon AM Continental Europe, Aegon AM UK, Aegon AM US and Aegon AM Real Assets. Global Platforms retains its global Operations and IT platform and global support functions such as Finance, Risk and Legal & Compliance. While the Business Units are divided by investment capabilities, the CIO keeps central oversight.

Effective January 1, 2026, Aegon Ltd. is aligning its Asset Management activities in the US. As a result, Transamerica Asset Management's mutual funds business (TAM) and Transamerica Fund Services, Inc. (TFS) will start to operate as a separate and distinct business unit under the Aegon AM umbrella.

Aegon AM has an executive board supported by a global operational management board. The strategic direction and global oversight of business performance is executed by this global board, whose members have both global and local roles and responsibilities. This board is supported by several sub-committees. Members of the executive board are appointed by Aegon Ltd. This supports Aegon's oversight of Aegon AM.

Overview of sales and distribution channels

Aegon AM uses both institutional and wholesale distribution channels combining a global perspective with a focus on local relationships in the Americas and Europe. Client types include banks, pensions funds, insurance companies, fiduciary managers and Outsourced Chief Investment Officers (OCIO's), family offices, investment consultants, wealth managers, charities, foundations, and endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.

Overview of business lines

Aegon AM has three distinct client segments:

- Third-party business, which includes the pro-rata share of Assets under Management (AuM) of the strategic partnerships, accounts for approximately 68% of its AuM as on December 31, 2025. The wholesale channel typically sells collective investment vehicles to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets, and multi-asset and solutions, with fund performance usually measured against a benchmark or peer group. The institutional business typically sells its services to large insurance companies, fiduciary managers, OCIOs and pension funds. AAM also manages US Retail funds (mutual funds and ETF's) that are sold through an internal wholesale team to financial advisors and other intermediaries. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets, and risk profiles agreed with clients. It offers both absolute and relative return products. In the Netherlands, Aegon AM is a leading player in the Fiduciary business.
- Affiliates also source third-party business in areas where Aegon AM manages funds for Aegon insurers and retirement companies (approximately 12% of AuM). These funds have various legal structures, and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.
- The Aegon and Transamerica general accounts are the third source of assets (approximately 20% of AuM). This consists of funds held on the balance sheet of Aegon's insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers' liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets.

Competition

Aegon AM competes with other asset management companies to acquire business from Aegon customers in the open-architecture parts of the affiliate business and from third parties.

In the United States, Aegon AM focuses on offering investors core fixed income, alternative fixed income, equity, and real asset-related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon AM works as an advisor and/or sub-advisor with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include Voya IM, BlackRock, Invesco, JP Morgan AM, Franklin Templeton, Principal Global Investors, PIMCO, and PGIM.

In Continental Europe, Aegon AM focuses on offering investors core and alternative fixed income, equities, real estate, and multi-asset and solutions strategies to institutional and wholesale clients. In the Netherlands, Aegon AM also offers fiduciary services to institutional clients. In the third-party institutional market, it competes with domestic and global asset managers, as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, Robeco, Goldman Sachs AM, Achmea, and Van Lanschot Kempen.

In the United Kingdom, Aegon AM focuses on offering investors fixed income, equities, and multi-asset and solutions strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the United Kingdom include Aberdeen, Aviva Investors, LGIM, Janus Henderson, Insight Investment, M&G, and Royal London.

In mainland China, AIFMC focuses on Chinese equity, fixed income, multi-asset and money market strategies. It competes against a wide range of locally based asset managers, including China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management. The company's products are distributed through banks, securities brokers, and digital platforms.

In France, LBP AM services private investors through La Banque Postale's retail banking network and with LFDE through independent advisors, representing LBP AM, LFDE, and Aegon AM-advised strategies. In the institutional market, it also offers investment strategies from Aegon AM to compete for affiliate and third-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribas Investment Partners, Carmignac, and Edmond de Rothschild.

Regulation and supervision

Regulation of asset management companies in general differs from that of insurers. Aegon AM's local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Aegon Asset Management UK plc, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entities. Aegon Asset Management UK is also regulated by the SEC for its activities in the US market, whilst North Westerly Holding B.V., Aegon AM's European CLO business, has filed as an exempt reporting adviser with the SEC. AIFMC is regulated as a Chinese fund management company by the Chinese Securities Regulatory Commission (CSRC), while LBP AM is an asset management company licensed by the French Financial Markets Authority (AMF).

Risk factors Aegon Ltd.

Aegon is exposed to a wide array of risks, both internal and external, which can significantly impact its operations and profitability. These risks include failures in compliance systems, financial market fluctuations, economic trends, and regulatory changes. The materialization of any of these risks could lead to a decline in Aegon's securities' market price, potentially resulting in investors losing part or all of their investments. Aegon may also face unforeseen risks that could materially affect its operations and share price.

This chapter categorizes risk factors based on their origins and acknowledges that risks can have far-reaching consequences. The risk categories are: financial, underwriting, operational, political, regulatory, supervisory, legal and compliance, and risks specific to Aegon's common shares. Within each category, the most significant risk factors are presented first. However, the order of the remaining risk factors does not necessarily indicate their likelihood of occurrence or potential impact, as these aspects are often difficult to determine with certainty. Even risks with low probability can have substantial consequences if they materialize.

Summary
The risk factors cover the following topics in the designated categories:

1. Financial Risks
- Rapidly rising, or sustained low or negative interest rates
- Financial market disruptions, adverse economic conditions and political or regional instability
- Elevated levels of inflation
- Illiquidity of investment assets
- Credit risks, valuation declines, and defaults in investment portfolios or counterparty failures
- Equity market declines
- Real estate market downturns
- Default of a major financial institution and systemic risks
- Unavailable, unaffordable, or insufficient reinsurance, and failure of reinsurers, to whom Aegon has ceded risk, to meet their obligations
- A credit rating downgrade
- Currency exchange rate fluctuations
- Asset-liability management risks
- Unexpected investment valuation changes and impairments

2. Underwriting Risks

- Differences between actual claims experience and underwriting or reserve assumptions
- Inadequate pricing of products with guarantees
- Restrictions on underwriting criteria and data usage
- Product underperformance and exposure to litigation or negative publicity
- Reinsurance may be unavailable, unaffordable, or insufficient
- Catastrophic events

3. Operational Risks

- Competitive factors
- Unsuccessful acquisitions, divestitures, or major reorganizations
- Difficulties in distributing and marketing products through current and future channels
- Slow adoption of emerging technologies
- Unsuccessful management of climate risk exposure
- Gaps in risk management policies and processes
- Disruptive events undermining the resilience of business services and IT systems
- Evolving cybersecurity threats and security breaches
- Actual or perceived data privacy non-compliance or security breaches
- Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies
- Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations
- Bankruptcy, service disruptions, or poor performance by third-party providers or their subcontractors
- Challenges in attracting, retaining or motivating key personnel

4. Political, regulatory, and supervisory risks

- Any further requirements to increase Aegon's technical provisions and/or hold more regulatory capital
- Political or other instability in a country or geographic region
- Changes in accounting standards
- Limitations on the ability of subsidiaries and participations to pay dividends to Aegon Ltd.
- Risks of application of intervention measures

5. Legal and compliance risks

- Legal proceedings, arbitration outcomes, or regulatory actions
- Changes in government regulations in the jurisdictions in which Aegon operates
- Evolving scrutiny and increased attention to sustainability matters
- Tax risks
- Risks related to Bermuda domiciliation
- Difficulties in protecting intellectual property and vulnerability to infringement claims

6. Risks relating to Aegon's common shares

- Volatility of Aegon's share price
- Influence of Vereniging Aegon over Aegon's corporate decisions
- Currency fluctuations
- Impact of convertible securities over the market price of common shares

7. Risks relating to our redomiciliation and relocation of our headquarters

- Uncertainty regarding whether the redomiciliation will occur and whether expected benefits will be achieved
- Retention of personnel and execution risks associated with the multi-year redomiciliation and headquarters relocation project, including the potential for costs exceeding budgeted amounts
- Potential increases in certain operating costs following a change in domicile and relocation of our headquarters
- Potential adverse effects on our business resulting from the change in domicile and relocation of our headquarters
- The change in accounting regime may create execution risks and impact the timeliness and accuracy of our financial reporting
- The change in tax residency may increase our effective tax rate and compliance burden, and could limit future redomiciliation outside the US
- Risk of adverse tax consequences for holders of Aegon common shares as a result of the redomiciliation

Financial risks

Rapidly rising or sustained low interest rates may negatively impact profitability and liquidity.

Aegon's assets and liabilities are sensitive to movements in interest rates and Aegon uses derivative instruments to help manage interest rate risk. In periods of rapidly rising rates Aegon is required to post more collateral under these derivative contracts, which can cause a strain on liquidity. In addition, rapidly rising interest rates can cause policy loans, surrenders, and withdrawals to increase. These activities may require Aegon to sell invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates, which may result in realized investment losses.

Early withdrawals may also impact the Contractual Service Margin (CSM), which results in lower future CSM releases, and as such, lower future net results.

During periods of decreasing, sustained low, or negative interest rates, Aegon may not be able to preserve profit margins in spread-based businesses due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low or even negative interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities. In this context, negative interest rates have comparable but larger impacts than low but positive rates.

Particularly during periods of low interest rates, in-force life insurance and annuity policies may be relatively more attractive to consumers due to built-in minimum interest rate guarantees, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed-income securities.

Aegon, in managing its investments and derivative portfolio, considers a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, if interest rates remain low or even negative, the yield earned upon reinvesting interest payments from current investments, or from their sale or maturity, may decline. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon's products, and accordingly, profitability may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in Aegon's investment portfolio in order to borrow at lower rates. Aegon's ability to lower crediting rates on certain products to offset the decrease in spread may be limited by contractually guaranteed minimum rates or competitive influences.

Depending on economic developments, interest rates for securities with shorter maturities may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could further push down the longer end of the interest rate curve, which could have significant implications for Aegon's profitability.

Financial market disruptions and adverse economic conditions may materially affect business performance, liquidity, and financial condition.

Aegon's profitability and financial condition may be materially affected by uncertainty, fluctuations, or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation, and interest rate levels in the countries in which Aegon operates. Continuing global economic and geopolitical volatility (including military conflict), as well as elections in several countries leading to changes in the political landscape, imposition of tariffs, sanctions or other barriers to global trade, elevated inflation and fluctuations in interest rates, have increased the potential for volatility in financial markets.

Any disruptions or downturns in the global financial markets or general economic conditions may result in reduced demand for Aegon's products as well as impairments and reductions in the value of the assets in Aegon's general account, separate account, and company pension schemes. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior, such as unfavorable changes in lapse rates. Aegon's policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon's businesses, profitability, cash flows, and financial condition, and Aegon cannot predict with any certainty if or when such actions may occur.

Governmental action in the US, the Netherlands, the UK, the European Union, Bermuda, and elsewhere to address market disruptions and economic conditions may impact Aegon's businesses. Aegon cannot predict the effect that these or other government actions, including economic sanctions, as well as actions by the European Central Bank (ECB) or the US Federal Reserve, may have on financial markets or on Aegon's businesses, profitability, cash flows, and financial condition.

Elevated levels of inflation may impact business strategy and negatively impact profitability.
The major global economies have experienced elevated levels of inflation in recent years. It is driven by many factors, such as supply chain disruption, energy, and commodity costs.

A high inflation environment can adversely affect Aegon directly through higher claims and higher expenses or through broader macro-economic impacts that are associated with high inflation, such as a reduction in the market value of assets.

Certain products Aegon offers have a direct or very strong link to inflation, most notably index-linked pension products. Other products have a correlation to inflation over the longer term, such as long-term care insurance products. It is Aegon's practice to hedge the indexation of pension products, but it is not possible to hedge the inflation associated with long-term care insurance products, as no instrument exists to match this risk.

Operating expenses have a strong correlation with inflation (wage and price inflation). An increase in observed inflation may lead to increased expenses and lower earnings if Aegon is unable to offset the expense of inflation through expense savings initiatives.

Elevated levels of inflation may have broader economic impacts on asset valuations and economic activity, which will adversely impact Aegon's business plans and strategy and its profitability.

Illiquidity of investment assets may delay sales at fair prices, and access to external financing may be constrained.
Aegon must maintain sufficient liquidity to meet short-term cash demands under normal circumstances, as well as in crisis situations. Liquidity risk is inherent in many of Aegon's businesses. Each asset purchased and liability (for example, insurance products) sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate, and limited partnership interests, are to some degree illiquid. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired. The necessity to issue securities can be driven by a variety of factors; for instance, Aegon may need liquidity for operating expenses, debt servicing, and the maintenance of capital levels of insurance subsidiaries. If impaired funding conditions were to persist, Aegon may need to sell assets substantially below the prices at which they are currently recorded to meet its insurance obligations.

Aegon makes use of bilateral and syndicated credit facilities to support liquidity requirements and meet payment obligations under adverse (market) conditions. An inability to access these credit facilities, for example due to non-compliance with conditions for borrowing or the default of a facility provider under stressed market circumstances, could have an adverse effect on Aegon's ability to meet liquidity needs and to comply with contractual and other requirements.

Aegon's derivatives transactions require Aegon to provide collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to provide collateral and adversely affect its liquidity position. Further, a downgrade of Aegon's credit ratings may also result in additional collateral requirements.

Credit risks, valuation declines, and defaults in investment portfolios or counterparty failures may materially affect business performance, cash flows, and financial condition.
Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest on fixed income instruments. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, consumer loans, and private placements), over-the-counter ("OTC") derivatives, and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations.

In addition, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can decrease the value of fixed interest assets in the separate accounts. Reduced separate account values will decrease fee income and may impact the CSM and, therefore, impact future earnings. In addition, certain separate account products sold in the US include guarantees that protect policyholders against some or all the downside risks in their separate account portfolios. Revision of assumptions might also affect the CSM and, therefore, future earnings. These factors may have a material adverse effect on Aegon's profitability and financial position.

Aegon's investment portfolio holds government bonds, including US Treasury, agency and state bonds, other government-issued securities, and corporate bonds. Especially in a weak economic environment, Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Defaults or other reductions in the value of these securities and loans may have a material adverse effect on Aegon's businesses, profitability, cash flows, and financial condition.

Equity market declines may negatively impact profitability, shareholders' equity, product sales, and the value of assets under management.
Aegon runs the risk that the market value of equity investments can decline. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders' accounts for insurance and investment contracts (such as variable annuities, unit-linked products, and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, guarantees within certain products may transfer some or all of this risk to Aegon. Lower investment returns also reduce the asset management and administration fee that Aegon earns on the asset balance in these products, and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon's insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet these guarantee levels. Aegon's reported results under IFRS are also impacted if certain insurance and/or investment contracts become onerous, which decreases the reported net result. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon's savings and investment products, which may lead to lower sales and reduced profitability.

Real estate market downturns may negatively affect valuations and cash flows.
Aegon has exposure to the real estate market in the US through commercial mortgage loans. Aegon also has indirect exposure to the residential real estate market in the Netherlands through its shareholding in a.s.r. via the AMVEST funds and residential mortgages. Risks for Aegon in the US and indirectly in the Netherlands in the event of a downturn in the real estate market include lower returns or valuation losses on its mortgage portfolio, lower real estate valuations, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.

Default of a major financial institution and systemic risks may disrupt markets and operations.
The failure of a sufficiently large and influential financial market participant may disrupt securities markets or clearing and settlement systems in Aegon's markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon's contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial, and/or administrative services, may also have a material adverse impact on Aegon's ability to run effective treasury and asset management operations.

Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults. This risk is sometimes referred to as 'systemic risk' and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms, and exchanges with which Aegon interacts on a daily basis, and the financial instruments of governments in which Aegon invests. Systemic risk could have a material adverse effect on Aegon's ability to raise new funds and on its business, financial condition, profitability, liquidity, and/or prospects.

Reinsurers, to whom risk has been ceded, may fail to meet their obligations.
Aegon's insurance subsidiaries cede risks to reinsurance companies under various agreements that cover individual risks, group risks, or defined blocks of business, on a co-insurance, yearly renewable term, excess, or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and offset the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon's insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy, insolvency, or inability of any of Aegon's reinsurance counterparties to satisfy its obligations may have a material adverse effect on Aegon's financial conditions and results of operations.

A credit rating downgrade may increase policy surrenders and withdrawals, adversely affect distributor relationships, and negatively affect operating results.

Aegon has experienced downgrades and negative changes to its outlook in the past and may experience rating and outlook changes in the future. A rating downgrade (or a change in outlook indicating the potential for such a downgrade) of Aegon or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. A downgrade or potential downgrade, including changes in outlook, may also result in higher funding costs on future long-term debt funding transactions and/or affect the availability of funding in the capital markets and lead to increased fees on credit facilities. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers, and other distributors of Aegon's products and services, which may negatively impact new sales and adversely affect Aegon's ability to compete. A downgrade of Aegon's credit ratings may also affect its ability to obtain reinsurance contracts at reasonable prices or at all.

Currency exchange rate fluctuations may affect financial condition and reported results.

As an international group, Aegon is subject to foreign currency translation risk. At a local level, assets allocated to equity are kept in local currencies to the extent shareholders' equity is required to satisfy regulatory and Aegon's self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon's consolidated shareholders' equity as a result of the translation of the equity of Aegon's subsidiaries into euros, Aegon's reporting currency. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon's functional currency.

To the extent Aegon's measures to mitigate currency risks, including hedges, capital base balancing and asset matching are not perfectly matching, Aegon's net result and shareholders' equity may fluctuate. As Aegon has significant business segments in the Americas and in the UK, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net result and shareholders' equity because of these fluctuations.

Asset-liability management risks may not be effectively mitigated through derivatives.

Aegon is exposed to changes in the fair value of its investments, as a result of the impact of interest rate, equity markets and credit spread changes, currency fluctuations, and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and its own borrowings. Aegon may not be able to manage these asset liability management risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. In addition, clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon's inability to manage risks successfully through derivatives, a counterparty's failure to honor Aegon's obligations, or a systemic risk that is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon's businesses, net result, and financial condition.

Unexpected investment valuation changes and impairments may adversely affect net results and financial condition.

The valuation of many of Aegon's financial instruments is based on subjective methodologies, estimations, and assumptions. Changes to investment valuations may have a material adverse effect on Aegon's net result and financial condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to Aegon's actual experience, any of which may materially impact Aegon's net result or financial condition.

Underwriting risks

Differences between actual claims experience and underwriting or reserve assumptions may impact reported results and financial condition.

Aegon faces risks if its product pricing assumptions are inaccurate, affecting earnings and insurance liability provisions. Earnings depend on how actual claims align with pricing assumptions and the adequacy of technical provisions under IFRS and statutory reporting. Less favorable claims than expected can reduce net results, and sustained unfavorable claims may necessitate revising assumptions, increasing liability provisions, and impacting solvency ratios. Additionally, under IFRS17, the Contractual Service Margin (CSM) reflects expected future profits. If profitability assumptions like future claims or expenses are unmet, then assumptions may need updated and the CSM may change, affecting future profitability and if the CSM turns negative potentially triggering losses through onerous contracts. This scenario could materially affect Aegon's operations and financial condition.

Underwriting risks include policyholder behavior, such as lapses; biometric risks, such as mortality and morbidity; and expenses. These factors shape technical provisions, and deviations can impact earnings positively or negatively. Increased policy lapses may lead to unrecovered upfront sales costs despite charges. Embedded policy options could result in losses depending on lapse scenarios. Term life and accident insurance profitability may decline with rising mortality or morbidity rates, while annuity and long-term care products face longevity risks, with increased mortality impacting profitability. Also part of underwriting risks are the future expenses from servicing the existing insurance contracts. If these expenses turn out higher than what was reserved for, that will also negatively affect profitability.

Inadequate pricing of products with guarantees may negatively affect results, liquidity, and financial condition.
Some Aegon variable annuity products in the US offer guarantees like death benefits and minimum surrender values to protect policyholders from equity market downturns and interest rate drops. These guarantees' value depends on market movements and interest rates. If Aegon does not adjust pricing after interest rate declines or market volatility, it could result in losses and increased loss-making business if competitors reprice their products. Conversely, if competitors adopt aggressive pricing, Aegon may feel pressured to adjust pricing unfavorably. These situations could negatively impact Aegon's operations, financial condition, or liquidity.

Restrictions on underwriting criteria and data usage may negatively affect operational results.
Certain jurisdictions implement regulations that limit specific underwriting criteria, including geographic location (zip/postal code) or the use of genetic test results, in determining premiums and benefits for insurance products. These regulations, whether currently in place or introduced in the future, may have a negative impact on Aegon's performance or operations if it is restricted from considering certain factors that are relevant to assessing risk. Additionally, advancements in underwriting practices, such as automation and the incorporation of diverse data types and sources, could also be influenced by future regulatory changes related to privacy and the use of personal information.

Products may underperform customer's return expectations, and exposure to litigation or negative publicity may arise.
Aegon may face lawsuits from customers and experience negative publicity if Aegon's products fail to perform as expected, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon's products. Products that are less well understood and that have a lower performance track record may be more likely to be the subject of such lawsuits. Any such lawsuits, court judgments, or regulatory fines may have a material adverse effect on Aegon's results of operations, corporate reputation, and financial condition.

Reinsurance may be unavailable, unaffordable, or insufficient to protect against losses.
As part of Aegon's overall risk and capital management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon's various business segments. Market conditions beyond Aegon's control determine the availability and cost of the reinsurance protection Aegon purchases. In addition, interpretations of terms and conditions may differ over time from anticipated coverage as contracts extend for decades, potentially leading to denials of coverage and protracted litigation, which could result in Aegon incurring losses.

Catastrophic events may cause material losses and significantly disrupt business operations.
Aegon's operations and financial condition can be significantly impacted by both natural and man-made disasters, such as hurricanes, earthquakes, terrorism, cybercrime, wars, and pandemics. The effects of climate change are contributing to more extreme and frequent weather patterns, increasing unpredictability and risk exposure. Catastrophic events may lead to higher mortality rates in affected regions, reduced sales, and increased policy lapses. These events can result in substantial financial losses and adverse market movements, affecting investment prices and credit quality. Additionally, related financial market movements and monetary policy measures from central banks can cause interest rate fluctuations. Catastrophic events may disrupt Aegon's operations, causing property loss, loss of key personnel, and compromising client information. Ineffective business continuity plans may lead to further disruption, damaging Aegon's corporate reputation and financial health.

Operational risks
Market share and profitability may be adversely affected by competitive factors.
Aegon operates in a highly competitive environment where success depends on a combination of, among other things, service quality, product features, pricing, commission structures, financial strength, claims-paying ability, ratings, and brand recognition. The company faces competition not only from traditional insurers but also from banks, broker-dealers, asset managers, and other non-insurance financial services providers.

Industry consolidation continues to reshape the competitive landscape, enabling some firms to expand their product offerings, strengthen distribution networks, and improve access to capital. Additionally, new entrants – particularly those backed by private equity – are exerting further pressure on margins. The rise of alternative distribution models, including digital platforms powered by artificial intelligence, machine learning, and blockchain, is accelerating this trend and challenging traditional sales channels.

These dynamics may lead to increased pricing pressure and reduced profitability as competitors seek to gain or defend market share. Aegon's ability to respond effectively may be constrained by market conditions, regulatory developments, or internal limitations. Furthermore, adverse economic environments can alter the competitive landscape, creating both risks and opportunities. Financial distress among peers may lead to acquisition opportunities, while government interventions or regulatory changes could shift market dynamics. In such conditions, Aegon's and its competitors' ability to adapt may significantly influence relative performance, market share, and long-term profitability.

Business and financial conditions may be adversely affected by unsuccessful acquisitions, divestitures, or major reorganizations.

Aegon's strategic initiatives may involve acquiring new businesses, divesting existing operations, or undertaking significant reorganizations to optimize its portfolio and enhance long-term value. These activities carry execution risks that could adversely affect Aegon's financial condition, operational performance, and strategic flexibility. Acquisitions may divert financial and managerial resources from core operations and present challenges in integrating systems, personnel, and customer relationships. Similarly, divestments and major reorganizations such as the relocation or consolidation of key operational functions may prove complex or uneconomical, particularly when assets or capabilities are deeply embedded within the organization.

Such transformations can result in the loss of key employees or clients, disruption of institutional knowledge, and the need to rapidly establish new capabilities in unfamiliar environments. They may also lead to delays in execution and expose the company to litigation, tax liabilities, or impairment of goodwill and other intangible assets. Expansion into new or emerging markets may also introduce heightened political, legal, and regulatory risks, including nationalization, discriminatory regulation, and currency controls.

Furthermore, acquisitions may increase leverage or dilute shareholder value if financed through equity, while divestments or reorganizations may leave Aegon with residual liabilities or fail to meet timing or pricing expectations. There is no guarantee that suitable acquisition targets, buyers, or restructuring opportunities will be identified, or that transactions will be completed on favorable terms.

Business and financial conditions may be adversely affected by difficulties in distributing and marketing products through current and future channels.

Aegon's ability to effectively distribute and market its products depends, amongst others, on the stability and performance of its distribution channels. Disruption in key distribution relationships - whether due to adverse business developments, strategic shifts, or partner consolidation - could impair Aegon's market reach and sales performance. Changes in partner business models or the emergence of new distribution platforms may also reduce the effectiveness of Aegon's existing channels.

When products are distributed through unaffiliated firms, Aegon has limited control over how those products are marketed and sold. Inappropriate sales practices or misaligned customer targeting by third-party distributors could result in reputational damage and regulatory consequences, despite Aegon's compliance training and oversight programs.

In North America, a significant portion of Aegon's distribution relies on independent licensed life insurance agents. This model is inherently subject to high turnover, particularly among part-time agents, and its success depends on our ability to attract, train, and retain a large, motivated sales force. Competitive pressures, regulatory requirements, and the challenges of selling insurance products as independent contractors can hinder recruitment and retention. These risks may be further amplified where large groups of agents are concentrated within a small number of organizations and with the reliance on aging technology.

The structure of Aegon's contracts and relationships with agents have been the subject to recent legal and regulatory challenges. These challenges, along with any future regulatory developments and changes, could adversely affect the effectiveness and stability of Aegon's distribution channels. In addition, negative public attention toward similar business models may also heighten reputational and regulatory risks, which may further impact agent recruitment and Aegon's overall regulatory exposure. Collectively, these factors pose a risk to Aegon's ability to maintain effective distribution and achieve its growth objectives, and thereby adversely affect our business, results of operations or financial condition.

Slow adoption of emerging technologies may limit competitiveness and operational efficiency.
The insurance industry continues to undergo significant transformation driven by emerging technologies. These include, but are not limited to, artificial intelligence (including Generative AI and Small Language Models (SLMs), cloud computing, data analytics, and distributed ledger technologies). These innovations are reshaping the distribution and sales of insurance as well as the management of insurance businesses, accelerating digitalization, elevating customer expectations, and intensifying competition from both traditional players and new market entrants.

The role of AI is expanding, enabling more personalized customer interactions, faster claims processing, and improved decision-making. Quantum computing, though still emerging, holds long-term implications for revolutionizing data analysis and risk modeling. At the same time, cybersecurity is becoming even more critical as insurers manage increasing volumes of sensitive data and navigate complex landscapes. Aegon may not be able to swiftly, effectively, and securely adapt and integrate emerging technologies, negatively impacting its competitive position and profitability and adversely affecting its future financial condition and operational results.

Unsuccessful management of climate risk exposure may affect investment portfolios, operational resilience, and long-term financial performance.
Aegon may not successfully manage its exposure to climate-related risks, potentially impacting its investment portfolios and broader business operations. Climate change presents significant uncertainty in terms of timing, scope, and severity, and encompasses both physical risks and transition risks.

Physical risks include acute events (for example floods, hurricanes) and chronic changes (for example rising sea levels, sustained temperature increases). These may affect Aegon through higher mortality rates, increased credit losses, and broader economic disruptions that influence investment performance and interest rates.

Transition risks arise from the shift to a low-carbon economy and include regulatory, policy, market, and technological changes. These may affect asset values and stakeholder perceptions, particularly if Aegon is seen as not meeting evolving sustainability expectations or targets.

Both types of risk may lead to litigation, reputational damage, and financial losses. Efforts to mitigate these risks may be costly and not always effective.

Given the long-term and uncertain nature of climate change, it may adversely affect Aegon's business, financial condition, and results of operations.

Gaps in risk management policies and processes may expose operations to unforeseen events, affecting performance and financial condition.
Aegon has invested considerable resources in developing and maintaining a robust enterprise risk management framework. However, despite these efforts, there remains a possibility that risks inherent in its business strategies and operations may not be fully identified, assessed, managed, or monitored. Risk assessments often rely on historical data, which may be incomplete or not reflective of future conditions. Consequently, unforeseen or unidentified risk events could negatively impact Aegon's business performance, operational results, and overall financial position.

Disruptive events may undermine the resilience of business services and IT systems, leading to service interruptions, higher costs, and reputational harm.
The frequency and severity of disruptions are increasing, and reliance on technology and a complex network of third parties is expanding. Aegon's ability to prevent, adapt to, respond to, recover from, and learn from operational disruptions is intrinsically connected to the robustness of its business processes and IT infrastructure. The growing threat of simultaneous and complex disruptions within interconnected supply chains underscores the need for agile and adaptable systems. To remain resilient, Aegon must continue investing in the modernization of its technology landscape, ensuring that systems are not only maintained but also enhanced to meet evolving demands. This includes addressing the risks posed by aging infrastructure and legacy technologies, which can hinder responsiveness and scalability. Furthermore, the financial stability and operational reliability of third-party suppliers are essential components of Aegon's broader resilience strategy. Despite continued efforts in areas like Business Continuity, Disaster Recovery, and Crisis Management, no system can be considered entirely resistant to disruptions that could significantly impact Aegon's operations, financial performance, and corporate reputation.

Evolving cybersecurity threats and security breaches, whether originating internally or from critical third parties, has the potential to interrupt business operations, compromise organizational reputation, and negatively impact financial outcomes.

Aegon depends heavily on both internal and third-party IT infrastructure and systems to securely store, process, transmit, and dispose of confidential data including personal, financial, strategic, and proprietary information. This reliance extends to interactions with customers, partners, government agencies, and third-party (cloud) service providers, expanding Aegon's potential attack surface. Cyber threats including those from malicious insiders, cybercriminals, and state-sponsored actors pose significant risks. These threats can lead to litigation (including class actions), regulatory scrutiny, fines, operational disruption, financial losses, reputational damage, and customer attrition.

The rise of generative AI and large language models has enabled more sophisticated cyberattacks, such as advanced phishing and malware. The commoditization of cybercrime, including ransomware-as-a-service, has broadened access to powerful tools, increasing both the frequency and complexity of attacks. Modern ransomware tactics now include double and triple extortion, significantly raising the stakes. Aegon could fail to keep pace with the swift current of technological change and could fail to implement adequate controls. Legacy systems, burdened with inherent vulnerabilities, compound the challenge.

In addition to the risk of malicious outside forces, Aegon must also guard against internal risks such as human error, software bugs, unauthorized access, and insufficient automation or monitoring. These issues can lead to improper data exposure or delayed detection of breaches. The company's reliance on third-party systems introduces additional vulnerabilities, as these partners may not maintain adequate cybersecurity measures or adapt quickly to evolving threats.

As a global financial institution, Aegon and its partners are likely to remain targets of unpredictable and increasingly sophisticated cyberattacks. Attackers are using tools designed to bypass controls, evade detection, and obscure forensic evidence. Without continued investment in security infrastructure and technology, response capabilities, and strategic execution, Aegon may struggle to detect, contain, or remediate incidents effectively and may suffer material adverse consequences. While cyber liability insurance is part of Aegon's risk management strategy, it may not fully cover potential losses.

In 2025, Aegon and certain of its third-party providers experienced various security incidents, including, but not limited to, social engineering attacks (like phishing), DDoS attacks, advanced persistent threats, technology implementation and update errors, third-party incidents and breaches, various human errors, and exploitations of vulnerabilities. For example, one third-party vendor in the US suffered a security breach, which required regulatory notifications to the Office for Civil Rights and certain state regulators. Consumer notifications were sent out by the third party. Our third parties also have been subject to social engineering attacks, one of which impacted our third-party cloud-based application which is used internally for client management. While to date we do not believe any of these incidents have had a material impact on Aegon, there is no guarantee that the measures that Aegon and its third-party service providers take will be sufficient to stop all types of attacks or mitigate all types of information security risks.

Actual or perceived data privacy non-compliance or security breaches may disrupt operations, harm reputation, and impact financial performance.

Various government and administrative bodies have established numerous rules protecting the privacy and security of personal and sensitive information held by Aegon. Notably, Aegon's businesses are subject to laws and regulations enacted by US federal and state governments, the European Union (EU), the UK, and other jurisdictions. Aegon's EU and UK operations are mainly governed by the EU GDPR and UK GDPR. Additionally, several Asian and Latin American jurisdictions have enacted or updated privacy and information security laws and regulations. In the US, the New York Department of Financial Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology, and control requirements. Other states have adopted similar, cybersecurity laws and regulations as New York. In November 2023, NYDFS amended its Part 500 Cybersecurity Rules (the Amendment) to adopt heightened information security requirements in relation to cybersecurity governance, cybersecurity risk assessments, incident reporting, and other requirements that apply to Aegon's operations and will require further implementation efforts for Aegon. The timeline to comply with the Amendment reflects a phased approach, which began on December 1, 2023 and ended on November 1, 2025. Transamerica has met the compliance deadlines to date.

Numerous other US state and federal laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the US, including but not limited to the Gramm-Leach-Bliley Act and related state laws and implementing regulations (GLBA), the California Consumer Privacy Act (CCPA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. These laws generally provide for governmental investigative and enforcement authority, and in certain cases provide for private rights of action.

Legislators and regulators overseeing Aegon's businesses are increasingly enacting enhanced information security and data privacy laws and regulations. The scope and number of these laws continue to grow annually. Additionally, Aegon's businesses face contractual restrictions regarding the use and handling of sensitive information from clients and business partners.

Aegon, employees, third-party providers, and business partners routinely process personal information of consumers and employees. To protect this data, Aegon relies on numerous processes and controls. However, there is a risk of inappropriate disclosure or misuse of personal or confidential information, either intentionally or unintentionally, by employees, contractors, third-party providers, or systems. Unauthorized information security attacks could also occur. Failure to maintain adequate controls or comply with relevant laws and regulations could lead to data misappropriation, disrupted operations, reputational damage, increased regulatory scrutiny, civil or criminal penalties, or litigation. These issues could materially affect Aegon's business, financial condition, and operations.

Aegon analyzes personal and customer data to manage its business, adhering to applicable laws and regulations. Additional regulatory restrictions on data use may be imposed, and recent years have seen increased privacy and information security obligations from various governments. Failure or a perceived failure to comply with these obligations relating to the privacy, security and processing of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions, and could significantly impact Aegon's business, financial condition, and operations.

Model inaccuracies or differing interpretations of underlying methodologies, assumptions applied in models, or model estimates may materially affect business performance, financial condition, and operating results.
Aegon uses econometric, financial, and actuarial models to measure and manage multiple types of risk, in order to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon's operations. Aegon has a model risk management framework in place to manage modeling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a material adverse effect on Aegon's business, results of operations, and financial condition.

Errors or limitations in quantitative models used in investment products may result in client losses, regulatory actions, or litigation.
Aegon's business units may utilize quantitative models, algorithms, calculations (whether proprietary or supplied by third parties) (models), information, or data supplied by third parties (data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include volatility-controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. models and data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging investments. If models and data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. Similarly, any hedging based on faulty models and data may prove to be unsuccessful. The applicable investment product bears the risk that models or data used will not be successful, and the product may not achieve its investment objective.

Models can be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, in unforeseen or certain low-probability scenarios (often involving a market disruption of some kind), such models may produce unexpected results, which can result in losses for an investment product. Furthermore, the success of relying on or otherwise using models depends on a number of factors, including the validity, accuracy and completeness of the model's development, implementation and maintenance, the model's assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other data.

Models rely on, among other things, correct and complete data inputs. If incorrect data is entered into even a well-founded model, the resulting information will be incorrect. However, even if data is input correctly, model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of models may perform differently than expected as a result of the design of the model, inputs into the model, or other factors.

In addition, if investment products offered by Aegon's affiliates experience model errors or use erroneous data, this could result in regulatory actions and/or litigation brought against Aegon and/or its affiliates.

Bankruptcy, service disruptions, or poor performance by third-party providers or their subcontractors may adversely affect operational effectiveness and financial condition.
As part of its strategy to reduce operational expenses, Aegon has outsourced certain information technology, business processes, finance and actuarial services, investment management, and policy administration services that are important to its business. This trend may continue. However, if Aegon's outsourcing strategy is ineffective, or if third-party providers and their subcontractors fail to deliver essential services due to performance issues, noncompliance with legal or regulatory requirements, or data security breaches, Aegon may not achieve the intended operational efficiencies or cost savings, and may incur additional costs to transfer the outsourced services to a different service provider or bring the service in-house. This could also result in reduced service quality for customers.

In such cases, Aegon may struggle to secure suitable alternative providers, potentially leading to financial losses, reputational damage, operational setbacks, increased costs, and customer attrition. Importantly, Aegon remains accountable to its policyholders and customers, regardless of outsourcing arrangements. Failures by third-party providers may expose Aegon to liability and litigation, which could be costly, time-consuming, and reputationally damaging – even if the company ultimately prevails.

Additionally, reliance on providers based in other countries introduces further risks, including political instability, cultural differences, and varying regulatory environments, all of which could disrupt Aegon's ability to operate effectively.

Challenges in attracting, retaining or motivating key personnel, especially in competitive talent markets or during organizational change, may impact strategic objectives.
As a global financial services provider, Aegon's success heavily depends on its ability to attract and retain highly qualified professionals across the diverse markets in which it operates. The availability of skilled talent in critical roles is essential for delivering on strategic objectives. However, competition for talent – particularly in areas such as digital services and information technology – is intense, with Aegon competing not only with financial institutions but also with companies in the consumer and technology sectors.

Aegon's ability to remain competitive in the talent market is influenced by the attractiveness of its compensation and benefits, workplace flexibility, organizational culture, and alignment of company values with those of current and prospective employees. If these factors are perceived as less favorable than those offered by peers or other industries, Aegon may face challenges in hiring and retaining staff, potentially leading to knowledge loss and operational disruption.

Furthermore, strategic initiatives such as acquisitions, divestitures or reorganizations may impact employee morale, disrupt company culture, and hinder efforts to retain or motivate key personnel. A lack of effective social dialogue – whether real or perceived – can also negatively affect the work environment, productivity, and Aegon's reputation.

Political, regulatory and supervisory risks
Any further requirements to increase Aegon's technical provisions and/or hold more regulatory capital may impact Aegon's financial condition and/or decrease Aegon's returns on its products.
Prudential regulatory requirements, such as requirements with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds, and the regulatory treatment of investments may change. Such requirements apply not only to individual entities in the Aegon group, but may additionally apply at the Group level or to part of the Aegon group. Such changes could require Aegon to increase technical provisions, hold higher amounts of regulatory capital, and subject it to more stringent requirements with respect to investments and/or own funds, and could result in increased risk management costs and reporting costs. Important examples include changes to applicable capital requirements by the Bermuda Monetary Authority (BMA), as Group supervisor, or as local regulator, or the European Union and/or the interpretation thereof by the European Insurance and Occupational Pensions Authority (EIOPA), the National Association of Insurance Commissioners (NAIC) in the US or US state regulators, Prudential Regulatory Authority (PRA) in the UK, or other local regulators in jurisdictions in which Aegon operates. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on its businesses, results of operations, or financial condition. Furthermore, any such proposals or laws may have different, and more or less impact, depending on their scope and the entities to which they apply.

The way such requirements are applied to groups like Aegon has an impact on the Aegon group's capital position, as well as on the availability of capital at a group level. Changes to prudential regulatory requirements may have an impact on Aegon's competitive position versus companies that are not subject to these or similar requirements at a group level. As an example, Aegon's group solvency ratio and surplus under the Bermuda solvency framework will be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. This includes the method to translate Transamerica's capital position into the group solvency position. Changes to this methodology, including the transition to the Bermuda solvency framework or, post redomiciliation, to the US capital framework, might have an impact on Aegon's capital position.

There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon's financial condition and results. A description of the applicable regulatory regimes, the Group supervision approach, the Group solvency approach, and Aegon's designation as an IAIG are included in the Regulation and Supervision section of this Annual Report.

In addition to requirements imposed by regulatory and/or supervisory authorities and changes to them, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon Ltd. and/or its regulated subsidiaries to maintain their desired credit ratings. The application of these capital standards and changes thereto could adversely affect Aegon's ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon's ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon's ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may also consider structural and other business alternatives in light of requirements or standards applicable with respect to entities or activities associated with systemic risk. The impact of these alternatives on shareholders cannot be predicted.

Political or regional developments, instability or unrest may adversely affect international business operations and financial condition.
Political developments, instability or unrest in countries or regions where Aegon operates may negatively impact the company's international business activities and financial condition. Developments such as foreign investment restrictions, barriers to capital transfers, civil unrest, geopolitical tensions, or military conflicts, as well as elections that significantly alter political landscapes, can introduce uncertainty and risk.

Additionally, the imposition of tariffs, sanctions, or other trade barriers, along with evolving legal and regulatory requirements related to investment, employment, migration, and global supply chains, may adversely affect Aegon's operations. These risks could lead to business disruptions in affected regions, increased costs to serve customers, and challenges in executing strategic transactions, ultimately impacting Aegon's financial results, condition, and liquidity.

Changes in accounting standards may impact reported results and shareholders' equity.
Aegon's consolidated financial statements are prepared and presented in accordance with IFRS. On December 10, 2025, Aegon announced its intention to relocate its head office to the United States and transition from IFRS to US GAAP. Changes in these accounting standards, including the adoption of US GAAP, may have a significant impact on the level and volatility of Aegon's reported results of operations, financial condition, shareholders' equity, and dividend.

Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon's subsidiaries and participations to pay dividends to Aegon Ltd., thereby limiting Aegon's ability to make payments on debt obligations and operating expenses.
As a holding company, Aegon's most significant assets are the stock of its subsidiaries. Aegon's ability to make payments on debt obligations and pay operating expenses are dependent on the receipt of dividends from subsidiaries and participations in various jurisdictions, in particular, but not limited to the US, the Netherlands, and the UK. Many of these entities are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators in the countries where Aegon operates, supervisory authorities and other authorities (such as the BMA, EIOPA or the European Systemic Risk Board) may decide to impose or advise on further restrictions to dividend payments, or discourage such payments, specifically in exceptional and unpredictable economic circumstances. This may adversely affect Aegon's ability to satisfy its debt obligations or pay its operating expenses.

Risks of application of intervention measures may adversely affect Aegon's business, results of operations and financial condition.

Bermuda's Insurance Act 1978 has been amended to give the BMA powers to make rules for recovery planning pursuant to which the BMA published the Insurance Prudential Standards Recovery Plan Rules 2024. These rules aim to ensure that insurers prepare for a range of possible adverse situations ahead of any severe stress condition. These rules came into operation on 1 May 2025. The BMA plans to publicly consult on the design and implementation of an insurance resolution regime in line with the standards of the International Association of Insurance Supervisors (IAIS). The Dutch Act on Recovery & Resolution for Insurers ("R&R Act") allows the Dutch Central Bank (DNB) to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of a group to which a Dutch insurer belongs, and to entities, in addition to insurance or reinsurance entities in the Netherlands, which are part of that group, such as a.s.r.

In addition, the R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, material impediments to effect resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition on starting certain business activities, changing the legal or operational structure of its group, or securing certain critical business lines). Further, when the stability of the financial system is threatened by the condition of a financial institution, such as a.s.r., the Dutch Minister of Finance may intervene immediately, which measures may include the right to expropriate assets of the financial institution or securities and/or other financial instruments issued by or with the cooperation of the financial institution. The application of any of the foregoing measures, or any anticipated application thereof, in respect of a.s.r. may materially and adversely impact the performance of a.s.r. and the value of Aegon's participation in a.s.r.

In January 2025, the EU Insurance Recovery and Resolution Directive (IRRD) entered into force. The IRRD introduces minimum standards for insurance recovery and resolution frameworks in EU member states, such as the Dutch R&R Act, and will apply to EU insurance and reinsurance companies that are subject to Solvency II. The IRRD provides these authorities with similar resolution and intervention tools to apply. The consequence of the IRRD is that in addition to a.s.r., Aegon's insurance subsidiaries and joint ventures in Spain and Portugal become subject to the EU recovery and resolution framework from January 2027 onwards. The exercise of any resolution action by national resolution authorities in relation to its businesses in Spain and Portugal, may adversely affect the value of those businesses.

Legal and Compliance
Legal proceedings, arbitration outcomes, or regulatory actions may negatively impact business operations and financial results.

Aegon faces significant risks of litigation as well as regulatory exams, investigations, and actions relating to its and its subsidiaries' businesses. Aegon is also subject to compliance with laws and regulations applicable to it as a corporate entity.

Aegon and its affiliated regulated entities are routinely the subject of litigation, including purported class actions, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, policyholder advocate groups and third parties in the jurisdictions in which Aegon does or did business, including the US, the Netherlands, and the UK. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; claims payments and practices; transparency and adequacy of product disclosures, including regarding costs; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; and intellectual property.

Aegon entities are subject to anti-money laundering laws and regulations, and these require Aegon to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to adhere to certain economic and trade sanctions programs, including EU, US, UK, and UN programs, that prohibit or restrict transactions with suspected persons, governments, and, in certain circumstances, geographies. In addition, Aegon entities are subject to anti-corruption and bribery laws and regulations.

Government and regulatory investigations may result in the institution of administrative, injunctive, or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. Regulators, policyholder advocate groups, parties to litigation and other third parties may also seek changes to the way Aegon operates. Aegon subsidiaries are routinely subject to inquiries, litigation, and investigations by regulators and have agreed to pay fines, in some cases substantial, or to modify business practices in connection with those matters.

Failure to implement robust and effective risk management and respective controls in relation to anti-money laundering and anti-corruption and bribery, and other business conduct, could result in regulatory scrutiny, enforcement proceedings, sanctions, penalties, or damages to Aegon's reputation. which could have a material adverse effect on Aegon's businesses, financial condition and result of operations.

Customers of certain of Aegon's products bear significant investment risks with respect to those products which are affected by fluctuations in equity markets as well as interest rate movements. When investment returns disappoint, are volatile, or change due to changes in the market or other relevant conditions, customers may threaten or bring litigation against Aegon.

The existence of potential claims may remain unknown for long periods of time after the events giving rise to such claims. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Litigation exposure as well may develop and fluctuate over long periods of time; once litigation is initiated, it may be protracted and subject to multiple levels of appeal, which can lead to significant costs of defense, distraction, and other constraints.

In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under enhanced liability legal theories or claims of bad faith, which can result in tort, punitive and/or statutory damages. Damages alleged may not be quantifiable or supportable or may have no relationship to economic losses or final awards. As a result, Aegon cannot predict the effect of litigation, investigations or other actions on its business, financial conditions and results of operation.

US-based Aegon subsidiaries have faced, and may from time to time continue to face, employment-related lawsuits from time to time, alleging that the subsidiaries mischaracterized agents as independent contractors instead of employees. Claims like this against US-based subsidiaries could result in significant settlements or judgments and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the US business. Separately, we may also be subject to litigation regarding our marketing practices or related regulations, which may likewise require us to incur significant costs or revise any practices in question.

There is also a continued risk of climate-related litigation. For example, plaintiffs have brought litigation against a variety of companies alleging that their actions have contributed to the increase of greenhouse gas emissions and resultant physical climate impacts. While Aegon is not currently subject to any such litigation, certain company practices have been criticized by certain NGOs, including NGOs which have previously successfully brought climate litigation against Dutch companies. While Aegon has engaged with NGOs to reduce the risk of litigation, it cannot guarantee that these engagements will be successful.

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon's business, results of operations, competitive position, reputation, and financial condition. For additional information on material proceedings in which Aegon is involved reference is made to the consolidated financial statements, note 39 Commitments and contingencies of Aegon's Annual Report 2025.

Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.

Aegon's regulated businesses, such as insurance and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these regulated businesses (for example, policyholders), rather than holders of Aegon shares, capital securities and/or debt instruments. Changes in existing laws and regulations and the interpretation of these laws and regulations by courts or regulators may affect the way in which Aegon conducts its businesses, including its relationship with distributors of its products and other third parties and the structure of its relationship with employees. These changes may be open to interpretation and evolution through judicial and enforcement action. Such changes may also affect the profitability of its businesses and the products it offers. In addition, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon's financial flexibility and operations or may result in higher costs. Such laws or regulations may relate to topics including but not limited to financial and accounting requirements; licensing of companies and agents to conduct business; products, including policy forms and premium rates; holding company matters that regulate transactions between regulated entities and other subsidiaries and affiliates; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; and investments, reserves, and financial management. In addition, laws and regulations in one state or country could be conflicting or inconsistent with similar laws and regulations in another state or country, leading to challenges where Aegon is doing business in both.

Regulatory changes may include measures that are addressed specifically to larger and internationally active groups. ComFrame, which was adopted in November 2019 by the IAIS, establishes minimum supervisory standards and guidance on the effective group-wide supervision of IAIGs and builds on the IAIS Insurance Core Principles (a set of principles that is applicable to all insurers). Therefore, IAIGs may be subject to additional standards that other insurers or other insurance groups are not subject to. Aegon's designation as IAIG may evolve over time as its transformation continues.

The implementation of ComFrame and the holistic framework, as well as other requirements aimed to address macro-prudential concerns or concerns related to its capacity as an internationally active group, may cause Aegon to engage in transactions that affect capital or constrain Aegon's ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon's ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, leading to the discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.

During the transition period to the Bermuda solvency requirements, Aegon's EU insurance subsidiaries remain subject to the Solvency II framework, while Aegon at Group level is partially subject to the Solvency II framework. Impacts of amendments to the Solvency II directive would be principally felt in the Group's EU subsidiaries, with second order impacts on Group in line with their materiality to the Group.

Regulations and regulatory developments that impose new, heightened, conflicting or differing standards of care or restrictions on broker-dealers, insurance agents, or advisers, could have a material impact on annuity sales and, as applicable, life insurance sales.

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions, and the regulation of employee workplace standards may adversely affect Aegon's ability to sell new policies or claims exposure on existing policies.

A further increase of state-run retirement programs for private-sector employees in the US could directly compete with private-market retirement plans. State-run retirement programs have expanded rapidly.

In general, changes in laws and regulations may materially increase Aegon's direct and indirect compliance costs and other ongoing business expenses and may have a material adverse effect on Aegon's businesses, financial condition, or results of operations.

Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to its businesses and legal entities. Failure to comply with or to obtain appropriate exemptions under any applicable laws and regulations may result in restrictions on Aegon's ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a material adverse effect on Aegon's businesses, financial condition or results of operations.

Evolving scrutiny of and attention to sustainability matters may lead to reputational or financial risk related to stakeholder sustainability expectations.
Across all industries, including financial services, stakeholders have diverging expectations with regard to climate, human capital, and other sustainability practices of companies. In addition, new legislation and standards are being introduced by governments, regulators, NGOs, and other third parties, which reflect these diverging perspectives. Any failure to successfully address such matters may lead to increased costs, litigation, and other forms of activism, enforcement actions, or other challenges for our business.

In this dynamic and rapidly evolving landscape, Aegon may face challenges due to the pace of change or from balancing the divergent nature of stakeholder expectations. This may impact its reputation, products and sales, as well as its activities and investments, including long-term investments. Compliance with both regulations and publicly stated goals may come with substantial costs, including in connection with sustainability-related disclosures or other requirements. There is also a risk of activism or litigation by stakeholders with divergent views on sustainability matters, particularly for our investment management business. This may impact our attractiveness to investors or our ability to recruit and retain customers and employees.

While we obtain limited assurance on our EU CSRD-related disclosures, errors or misstatements in our sustainability disclosures, some of which are voluntary, may result in litigation or reputational risk. Additionally, sustainability information often relies on data, assumptions, and methodologies that are uncertain or continue to evolve, both of which may increase the risk of deviation from stakeholder expectations.

Aegon has adopted sustainability goals, targets, and metrics, including in relation to climate change, inclusion and other sustainability matters. However, such initiatives may result in costs or become subject to conditions that are outside its control, and the company cannot guarantee their actual results. If Aegon cannot meet these goals fully or on time, or if it is perceived to have not sufficiently addressed sustainability matters, the company may face reputational damage, litigation, or unexpected costs.

Tax risks may have a material adverse effect on Aegon's businesses, profits, capital position, and financial condition.
Tax risks are risks associated with an organization's tax practices that may negatively impact its objectives or cause financial or reputational harm. Most tax risks relate to Aegon's products and its businesses, and they come in various forms.

One risk is legislative change, including changes in tax laws, interpretations, jurisprudence, or new taxes. Examples include changes to tax rates, loss carry-over rules, and customer taxation. Aegon's insurance products often offer tax benefits, such as deferred taxation on earnings. However, lawmakers have periodically proposed changes that could reduce these advantages, potentially affecting product appeal and sales.

Another risk is non-compliance with tax regulations due to inaccurate, incomplete, or late reporting or late payment of taxes. This can lead to higher tax charges, penalties, and interest. Poor reporting may also result in financial statements that misrepresent tax positions.

Finally, Aegon also faces reputational risk from perceived aggressive tax practices. Such perceptions could harm its reputation and negatively impact its business. Overall, tax risks pose a serious threat to Aegon's business performance, profitability, capital position, and financial condition.

Aegon's domiciliation in Bermuda may complicate the service of process or enforcement of judgments against the company or its directors and officers in the US.
Aegon is incorporated under the laws of Bermuda, and the rights of its shareholders will be governed by Bermuda law and its memorandum of continuance and bye-laws. In addition, certain Aegon Directors and officers reside outside the US. Aegon has been advised by Bermuda counsel that there is no treaty in force between the US and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, it may be difficult for investors to effect service of process on those persons in the US or to enforce in the US judgments obtained in US courts against us or those persons based on the civil liability provisions of the US securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the US, against Aegon or its Directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Aegon or its Directors or officers under the securities laws of other jurisdictions. In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a US federal securities law that is either penal or contrary to public policy in Bermuda. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power, or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of US jurisdictions, including certain remedies under US federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against Aegon or its Directors and officers in the first instance for violation of US federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on Aegon or its Directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Intellectual property may be difficult to protect and vulnerable to infringement claims.
Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent, and trade secret laws to establish and protect Aegon's intellectual property. Third parties may infringe on or misappropriate Aegon's intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property or defend itself against a claim of infringement of a third party's intellectual property may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a material adverse effect on Aegon's businesses,

results of operations, financial condition, and Aegon's ability to compete and pursue future business opportunities. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third party's intellectual property, Aegon may be required to pay substantial costs to defend itself or, if unsuccessful, pay damages and/or be subject to injunctive relief, which may have a material adverse effect on Aegon's businesses, results of operations and financial condition.

Risks relating to Aegon's common shares
The company's share price may be volatile and decline unexpectedly, limiting resale value.
The price at which Aegon's common shares trade is influenced by many factors, some of which are specific to Aegon. For example, Aegon may decide to offer additional common shares in the future, e.g., to strengthen Aegon's capital position in response to regulatory changes or to support an acquisition.
Other factors could be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a potential material impact on the market price of Aegon's common shares:

- Investor perception of Aegon as a company;
- Actual or anticipated fluctuations in Aegon's results of operations;
- Announcements of intended acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings, or speculation about these matters;
- The value of Aegon shares may also be impacted by a.s.r. related (idiosyncratic) events;
- Changes in Aegon's dividend policy, which may result from changes in Aegon's cash flow and capital position;
- Restructuring of Aegon's capital, offering of additional shares by Aegon or sales of blocks of Aegon's shares by significant shareholders, including Vereniging Aegon or the public perception that such may occur;
- A downgrade or rumored downgrade of Aegon's credit or financial strength ratings, including placement on credit watch;
- Potential litigation or regulatory actions involving Aegon or the insurance industry in general;
- Changes in financial estimates and recommendations by securities research analysts;
- Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
- The performance of other companies in the insurance sector;
- Regulatory developments in the US, the Netherlands, the UK, Bermuda and other countries in which Aegon operates;
- International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
- News or analyst reports related to markets or industries in which Aegon operates; and
- General insurance market conditions.

Vereniging Aegon, with potential significant voting power, may influence corporate decisions.
Vereniging Aegon holds 32.6% of Aegon's voting shares. For details on the shareholding of Vereniging Aegon, its developments, the 1983 Amended Merger Agreement, and the Voting Rights Agreement, please refer to the Major shareholders section of this Annual Report.

Following the 1983 Amended Merger Agreement between Aegon Ltd. and Vereniging Aegon, Vereniging Aegon has a call option on common shares B, which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances that cause the total shareholding to be or become lower than 32.6%.

Under Bermuda law and Aegon's bye-laws, common shares and common shares B offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40 of the financial rights attached to a common share. The Voting Rights Agreement between Aegon Ltd. and Vereniging Aegon ensures that under normal circumstances, that is, except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon will cast one vote for every common share it holds and one vote only for every 40 common shares B.
It is at the sole discretion of Vereniging Aegon to determine if a Special Cause has occurred. A Special Cause includes the acquisition of a 15% interest in Aegon Ltd., a tender offer for Aegon Ltd. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the CEO and Board of Directors. In the event of a Special Cause, Vereniging Aegon's voting rights will increase to 32.6% for up to six months. Consequently, Vereniging Aegon may have significant influence on the outcome of corporate actions requiring shareholder approval.

Currency fluctuations may affect trading prices of common shares and cash distribution values.

Since Aegon's common shares listed on Euronext Amsterdam are quoted in euros and Aegon's common shares listed on NYSE are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of Aegon's common shares. In addition, Aegon declares cash dividends in euros, but pays cash dividends, if any, on Aegon's New York registry shares in US dollars based on an exchange rate set on the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

The company's convertible securities may influence the market price of common shares.

In April 2019, Aegon issued EUR 500 million Perpetual Contingent Convertible Securities (PCCS). Upon the occurrence of a conversion trigger event the PCCS will be converted into common shares of the Company at the prevailing conversion price. A conversion trigger event shall occur if at any time: 1) the amount of eligible own funds items eligible to cover the Solvency Capital Requirement is equal to or less than 75% of the Solvency Capital Requirement; 2) the amount of own fund items eligible to cover the Minimum Capital Requirement is equal to or less than the Minimum Capital Requirement; 3) in the case that Minimum Capital Requirement is an event, such event occurs; or 4) a breach of the Solvency Capital Requirement has occurred, and such breach has not been remedied within a period of three months from the date on which the breach was first observed. The conversion price was set at EUR 2.994 per common share and will be adjusted upon the occurrence of dilutive events like stock splits, extraordinary dividends or stock dividends, rights issues, and others. A reduction of the conversion price will result in an increase in the number of common shares to be issued. The conversion triggers are based on the applicable Capital Adequacy Regulations. Under the Bermuda solvency framework specifically, the Enhanced Capital Requirement is comparable to the equivalent of the Solvency Capital Requirement and the Minimum Solvency Margin is comparable to equivalent to the Minimum Capital Requirement.

The PCCS and other convertible securities may influence the market for Aegon's common shares. For example, the price of Aegon's common shares may become more volatile and may be depressed by the issue of common shares upon conversion of the PCCS and/or any convertible securities or by the acceleration by investors of any convertible securities (or other such securities) that Aegon may have issued. Negative price developments may also result from hedging or arbitrage trading activity by holders of such convertible securities that may develop involving such convertible securities (or other such securities) and Aegon's common shares. Any such developments may negatively affect the value of Aegon's common shares.

Risk relating to our redomiciliation and relocation of our headquarters
There can be no assurance that the redomiciliation will happen or that we will realize the benefits we expect from a change in domicile.

On December 10, 2025, Aegon announced an intention to redomicile to the United States in order to accelerate our growth as a leading US life insurance and retirement group. We will not change our domicile unless we obtain all applicable legal and regulatory approvals and authorizations and we are in a position to comply with our legal obligations in our new jurisdiction of incorporation. Among other things, a change in domicile must be approved by simple majority in a meeting of shareholders in which at least one third (1/3) of the issued shares entitled to vote at such meeting is present or represented. There can be no assurances that any or all of those requirements will be satisfied.

If any regulator or supervisor would assert that regulatory approval is required for the implementation of the redomiciliation and such approval is not forthcoming, or if the outcome of the appointment of a new group supervisor by the College of Supervisors is different than the assumption used by Aegon as part of the redomiciliation project, this may delay or, ultimately, prevent the implementation of the redomiciliation.

Even if the supervisors are satisfied and we do change our domicile, there can be no assurance that we will achieve any or all of the anticipated benefits of the change in domicile. For example, the change in regulatory regime as a result of the redomiciliation involves uncertainty as to the implications at the level of individual regulated subsidiaries, whereby Aegon's regulated entities may be subject to additional requirements in accordance with the relevant jurisdiction's local regulatory framework.

The redomiciliation and the relocation of our headquarters is a complex, long-term project with significant retention of personnel and execution risks, in connection with which we will incur substantial costs, which may exceed budgeted amounts, whether or not the change occurs.

We expect to incur significant costs in connection with seeking to change our domicile and location of our headquarters, including the preparation of audited US GAAP financial statements, and other financial, consulting, auditing, legal, tax and other professional costs regardless of whether we ultimately change our domicile and location of our headquarters.

The project's complexity and long-term nature present high levels of uncertainty, significant resource demands, considerable opportunity costs, risk of retention of personnel, and elevated project execution risks. When managing a long-term project (2-3 years), risk of retention of personnel and execution risks are elevated due to the extended timeline, evolving business, legal and regulatory environments, and other uncertainties which may result in budget overruns or the proposed change not being achieved on the timeline or in the manner expected, or at all.

We expect certain costs of doing business to increase after we change our domicile and location of our headquarters.
We will need to hire and train personnel familiar with legal and regulatory requirements that do not currently apply to us in connection with the change of our domicile and headquarters. We currently qualify as a foreign private issuer by the Securities and Exchange Commission, which among other things entitles us to comply with home country requirements instead of the requirements that apply to domestic US issuers. If the redomiciliation is completed, we will lose our foreign private issuer status, which will require us to comply with the Exchange Act's domestic reporting regime. The regulatory and compliance costs to us under US securities laws to comply with the reporting requirements applicable to a US domestic issuer will likely be higher than the costs we have historically incurred as a foreign private issuer. As a foreign private issuer, we also currently benefit from certain procedural requirements in connection with class action litigation in US courts that will no longer apply after we change our domicile. As a result, we expect that the relocation to the United States and / or loss of foreign private issuer status will increase our legal and financial compliance and other costs.

In addition, if the redomiciliation is completed, we may need to compensate certain holders of perpetual securities for US federal withholding taxes imposed on payments by us to the holders of such securities.

Our business may be negatively impacted by the change in domicile and relocation of our headquarters.
We currently expect the process of changing our domicile, if it occurs, to take approximately two years although there can be no assurances that it will not take longer. During that time the demands on employees and management associated with the change in domicile and headquarters may have an impact on our ability to manage our operating businesses. The extended period between announcement and change may result in attrition risk, personnel leaving, loss of expertise or in increased costs to incentivize personnel to stay through the change in domicile and location of our headquarters. For more on risk of retention of personnel, refer to the Operational Risk risk factor titled "Challenges in attracting, retaining or motivating key personnel, especially in competitive talent markets or during organizational change, may impact strategic objectives".

The change in accounting regime may create execution risks and impact the timeliness and accuracy of our financial reporting.
As part of the redomiciliation project, we will transition from IFRS to US GAAP, which requires significant changes to our accounting policies, systems, data processes, and internal controls. The complexity of this transition introduces risks related to timely and accurate financial reporting, including the potential for errors, misstatements, or audit findings during the implementation period. After the redomiciliation, we may not meet the US GAAP reporting timeline required of a US domestic issuer, which could increase compliance costs, divert management attention, or adversely affect our financial reporting, regulatory obligations, or stakeholder confidence.

The change in tax residency may increase our effective tax rate and compliance burden, and could limit future redomiciliation outside the US.
If the redomiciliation is completed, Aegon would become a US corporation and a US tax resident for US federal income tax purposes. As a US tax resident, Aegon would be subject to the federal tax laws of the United States, which are complex, and include rules requiring current inclusion in income of earnings of certain foreign affiliates, along with other complex rules applicable to US-parented multinational groups.

Although Aegon does not currently expect the redomiciliation to increase its effective tax rate, there is a risk that Aegon's effective tax rate may nonetheless increase in connection with the redomiciliation. Moreover, Aegon may incur one-time tax costs in connection with the redomiciliation, which could impact its effective tax rate on a temporary basis. In addition, although Aegon does not currently intend to redomicile outside of the United States following the completion of the redomiciliation, US tax laws could significantly limit Aegon's ability to redomicile outside of the United States in the event Aegon determined that such a redomiciliation would be a prudent business decision in the future.

Changes in US tax laws or in other facts and circumstances prior to or after the redomiciliation may raise additional tax considerations for Aegon that may alter the above.


Redomiciliation may result in adverse tax consequences to holders of Aegon common shares.
If the redomiciliation is completed, Aegon would become a US corporation and US tax resident for US federal income tax purposes. Holders of Aegon common shares at the time of the redomiciliation may experience adverse tax consequences as a result of the redomiciliation. For example, US holders may recognize taxable income or gain as a result of the redomiciliation without the receipt of cash with which to pay such taxes. Additionally, non-US holders will generally be subject to a 30% (or reduced rate under an applicable income tax treaty) on distributions made by Aegon following the redomiciliation. Changes in US tax laws or in other facts and circumstances prior to or after the redomiciliation may raise additional tax and non-tax considerations for holders of Aegon common shares that may alter the above. Holders of Aegon common shares should consult their own tax advisor regarding the tax consequences to them if the redomiciliation is completed.



Sustainability information

Sustainability statement

Introduction

This chapter includes Aegon's Sustainability statement. Although the implementation of the Corporate Sustainability Reporting Directive 2022/2464/EU (CSRD) into Dutch law is still pending, this Sustainability statement has been prepared in accordance with the European Sustainability Reporting Standards 2023/2772/EU (ESRS) and Article 8 of the Taxonomy Regulation 2020/852/EU. The Sustainability statement is part of the "Board Report" and is subject to limited assurance. Where applicable, we incorporate information by referring to other parts of this report to avoid duplication. The sections that are referenced are specified in the Incorporation by Reference table and subject to limited assurance[1]. Currently, Aegon is reporting under the first set of ESRS, which was issued in 2023. As part of the EU's Omnibus I Directive, several amendments have been introduced to simplify sustainability reporting requirements under the CSRD. While the Directive was approved by the European Parliament and the Council of the European Union, the revised and simplified ESRS standards have not yet been finalized by the European Commission. Accordingly, Aegon continues to apply the existing ESRS framework.

This Sustainability statement includes relevant information about sustainability topics that are considered material as a result of the double materiality assessment conducted in line with the ESRS. Information not linked to a material topic but relevant to our sustainability approach and benchmarking is presented in the Additional information section. The Additional information section is not subject to limited assurance, unless referenced from the Sustainability statement. Where specific elements of information relating to non-material or out of scope topics are included in the Sustainability statement, this is indicated with "not material" or "out of scope."

Important note regarding materiality

Certain information in our Annual Report, including information in this Sustainability statement, is informed by various stakeholder expectations, non-US regulatory requirements, and/or third-party frameworks. Such information is not necessarily material as that term is defined under the US federal securities laws, even if we use the words "material", "materiality", or similar terms.

We are following disclosure requirements, particularly regarding sustainability, that are subject to a materiality standard that differs from, and in many cases is more expansive than, the definition under US federal securities laws. For example, the disclosures in the Sustainability statement align with the ESRS.

Under the ESRS, sustainability matters are "material" if they meet the criteria for "impact materiality," "financial materiality," or both (as such terms are defined by the ESRS). Investors are cautioned to read carefully the definitions of "financial materiality" and "impact materiality" below. These terms should not be assumed to have the same meaning as under US federal securities laws.

The ESRS state that a sustainability matter is material from an impact perspective when it pertains to the undertaking's material actual or potential, positive or negative impacts on people or the environment over the short-, medium-, or long-term. As such, it is inherently focused on impacts to parties other than Aegon itself. The ESRS further provide that the materiality of an impact is based on its scale, scope, irremediable character (for negative impacts), and likelihood (for potential impacts).

Under ESRS, financial materiality is an expansion of the scope of materiality used in determining which information should be included in a company's financial statements. According to ESRS, a sustainability matter is considered financially material if it triggers, or could reasonably be expected to trigger, material financial effects on the entity, if it generates risks or opportunities that materially influence, or could reasonably be expected to influence, the entity's development, financial position, financial performance, cash flows, access to finance, or cost of capital over the short-, medium-, or long-term. The ESRS also state that such information is considered material if omitting, misstating, or obscuring that information could reasonably be expected to influence decisions that the primary users of general-purpose financial reports make on the basis of an entity's sustainability statement.

Determining the materiality of such information, under any standard, often requires substantial judgment and, given the timelines involved for many of these disclosures, is inherently difficult to assess far in advance.

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1   Our KPIs and other metrics have not been validated by an external body other than our assurance provider.

General information

Basis of preparation

Reporting scope

This Sustainability statement has been prepared on a consolidated basis. The reporting scope includes Aegon Ltd. and its subsidiaries, as defined in the consolidation scope of the financial statements (see note 2.2 Basis of consolidation). The disclosed sustainability information (qualitative and quantitative) covers the same period as the financial statements, which is the full calendar year 2025. Figures in the metrics tables may not add up exactly due to rounding.

In addition, this Sustainability statement includes information about material matters in relevant parts of Aegon's value chain, to the extent that the information is available and the phased-in option[1] was not applied.

Aegon does not have financial control or operational control over its joint ventures and associates and therefore material matters connected to joint ventures and associates were assessed as part of the value chain. How material matters are connected to our value chain is described under each material topic, starting with the Environmental information. A complete overview of disclosures where Aegon makes use of the phased-in option is presented in the Phased-in and omissions table.

Value chain

The table below illustrates Aegon's value chain. It includes a high-level overview of main activities and actors split by upstream, own operations, and downstream activities.

Upstream	Own operations	Downstream	
Supply chain & Sourcing	**Own operations**	**Insurance & Pension**	**Investment Management**
Activities: Procurement of goods or services Capital sourcing	**Activities:** Employee and properties management	**Activities:** Insurance, claims management, distribution and sales	**Activities:** General and separate account asset management Third-party asset management (*out of scope*)
Key actors: Suppliers Investors	**Key actors:** Own workforce	**Key actors:** Customers and distribution partners	**Key actors:** Customers, investee companies in portfolio, investment managers

The upstream activities support Aegon's value chain and include procurement and capital sourcing. Suppliers and investors are key actors. The diverse supplier base includes facility suppliers, consultants, professional services such as auditors, legal advisors, and ICT services.

The key actor in our own operations is own workforce, who carry out activities related to our core business as well as support functions such as human resources management, technology, procurement, risk, and facility management.

In 2025 we grouped our downstream activities into two main categories, namely insurance[2] & pension and investment management. This grouping was part of our approach to make the value chain more focused and straightforward, compared to our 2024 overview of the value chain. Distribution partners within our insurance and pension segment can be further broken down into retail, workplace, and institutional. The retail distribution channel supports end customers with individual solutions; the workplace distribution channel supports individuals primarily through their employers; and the institutional distribution channel serves institutional clients in providing solutions to the end customers.

Some of our downstream activities are outsourced to third-party service providers.

Investment management covers investment activities across asset classes, either on behalf of third-party clients or for Aegon's own account. The general account portfolio consists of assets over which Aegon can exercise investment decisions, in compliance with local laws and regulations. For separate account assets, customers select from our investment solutions and assume the associated risks and returns. Both general and separate account assets are part of Aegon's balance sheet and have been assessed for material impacts, risks, and opportunities (IROs) as part of our Double Materiality Assessment (DMA).

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[1] For certain disclosure requirements, ESRS allows for a phased-in approach in cases where preparing the disclosures is impracticable.
[2] Including reinsurance.

Investments managed for third-party clients are excluded from the Sustainability statement based on a qualitative assessment considering our fiduciary obligations and the relevance of reporting of third-party assets for our key stakeholders. These assets are managed strictly on behalf of clients, following predefined mandates and aligned with applicable frameworks, policies, and regulatory requirements. Aegon adheres to the requirements, values, and risk appetite of its customers, and these third-party assets are not on Aegon's balance sheet. Aegon's asset managers operate in different jurisdictions and regulatory environments, which lead to varying stakeholder expectations and priorities for third-party assets and related disclosures. Aegon will continue monitoring stakeholder views and regulatory requirements, and adjust the consolidated group disclosures as necessary.

In our DMA we considered the IROs along our value chain. We have assessed which business activities and business relationships (actors) in our value chain are connected to these IROs. For each material topic we disclose an IRO mapping table to illustrate where in the value chain material IROs arise. If information related to our upstream or downstream activities is not available, we indicate this in the IRO mapping table as "phased-in."

A summary of our business model is included in the Our strategy section, and a high level representation is shown in the How we create value for our stakeholders section. More information on Aegon's business lines, sales and distribution channels, and its customers is included in the financial statements under Additional information covering the overview per business line (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management).

Specific circumstances

Use of estimates
Estimates (that is, assumptions or extrapolations) may be applied where data is incomplete or unavailable. For the 2025 reporting year, the following significant estimates were made:

- EU Taxonomy: for data limitations and assumptions used to calculate EU Taxonomy alignment and eligibility, refer to the EU Taxonomy Assumptions and data limitations section.
- Investment footprint scope 3 "Corporate Fixed Income and Listed Equity" (CFI): the disclosures are based on emissions data reported by listed investees and collected through our data vendor MSCI, as well as emissions data estimated by MSCI. For details of the estimation method refer to the methodology section Investment footprint: Corporate Fixed Income + Listed Equity (CFI) under the metrics table in the Climate change section.
- Investment footprint scope 3 "Sovereign Fixed Income" (SFI): these disclosures are based on reported and estimated country-level scope 1 emissions data, collected through our data vendor MSCI. For details of the estimation method refer to the methodology section Investment footprint: Sovereign Fixed Income (SFI) under the metrics table in the Climate change section.
- Operational footprint scope 1 and 2: to translate energy consumption into greenhouse gas (GHG) emissions, we use conversion factors. For missing energy consumption data, we calculate accruals based on historical data. For details of the conversion factors and estimation method, refer to the Methodology section under the metrics table in the Climate change section.

- Operational footprint scope 3 "Purchased goods and services": the GHG emissions from purchased goods and services are calculated based on spend data recorded in our procurement system until September 30, 2025, estimated data for the 4th quarter, and conversion factors recorded in the emissions calculation system. For the estimation method refer to the Methodology section under the metrics table in the Climate change section.
- CEO compensation to median and the gender pay gap: total compensation is calculated based on the base salary plus variable pay, as recorded in our HR administration system. The measurement date for the base salary is May 1. For the estimation method of the variable pay refer to the Methodology section under the metrics table of the Human capital.

Changes in preparation or presentation
This section provides an overview of the revisions made in comparison to the previous year in order to align with the changed circumstances of the 2025 reporting period. These circumstances include changes to the preparation, presentation, and restatements resulting from errors or methodology updates. The following main changes were made in this Annual Report:

- Compared to our previous year's DMA, a number of changes have occurred. A new sub-topic of financial empowerment has been identified as material in 2025. On the other hand, some topics were assessed as not material in parts of our value chain, including:
  - Climate change for separate account assets and sourcing activities
  - Energy for own operations
  - Prevention and detection of corruption and bribery for sourcing activities

- While these topics were assessed as not material, we still include information about policies, actions, and metrics on a voluntary basis. This information remains relevant for some stakeholder groups and contributes to our sustainability benchmarks and ratings. Where applicable we label voluntary information with "not material."
- As a result of the updated DMA outcome, some IROs were amended (compared to 2024) due to factors such as changes in the materiality of value chain segments for some topics. Some IROs were also reworded for clarity and to improve focus in light of insights from the DMA process.
- We review our sustainability targets regularly, and for 2025, we removed the target of women in senior management. This was after considering the range of stakeholder expectations regarding inclusion and diversity across the geographies where we operate. It also reflects progress from 2020 to 2025, with the metric increasing from 32% to 39%, and we met or exceeded the local target in most of our business units.
- Metrics that were previously reported under inclusion and diversity are now presented under human capital under the headings equal treatment and opportunities and measures against violence and harassment in the workplace. Indicators presented under data privacy and responsible marketing practices are now part of the material topic for customers. These changes reflect the outcome of the enhanced and more data-driven DMA of 2025. The DMA approach is described in detail under the Impact, risk and, opportunity management section.
- In 2025, we changed the scope of the metric "customer complaints" to reportable complaints only, to better align with our internal monitoring process and regulatory reporting. In the previous year, the scope included all verbal and written reports of dissatisfaction. The 2024 figures were revised to make comparison possible.
- In this year's Annual Report we included all applicable GHG protocol categories in the "Total GHG emissions" table. These categories are: Investments (category 15), Purchased goods and services (category 1) combined with Capital goods (category 2), Business travel (category 6) and Employee commute and remote commuting (category 7). In 2024, business travel and employee commute were presented as non-material items in the Additional metrics table under Additional information. For 2025, these categories, together with Purchased Goods and Services and Capital Goods, remain non-material for Aegon. Presenting them in a single table, with 2024 figures in the same format, improves transparency and comparability.
- The metrics relating to the annual group-wide Systematic Integrity Risk Analysis (SIRA) have been removed from the Metrics table of Business conduct. SIRA was a requirement under DNB supervision and is no longer applicable under our new supervision arrangements with BMA. Established processes continue through the Annual Compliance Risk Assessment (ACRA). For more details, see the ACRA section under Business conduct.

- The metric Average training hours has been added in the Human capital section under Training and skills development. In the previous year, data for this metric were unavailable, so we applied the phased-in option. The scope only covers training hours offered by Aegon and completed by its employees through its training platforms Absorb and We Learn.
- The employee gender classification "Other" represents direct employees who are non-binary. In the previous year, the "Other" category also included direct employees who did not wish to provide gender information. These employees are now included under the gender category "Not reported." We have revised the 2024 figures with regards to the gender split of direct employees. We have not revised the gender split of the metrics "Percentage of entitled employees that took family-related leaves" and "Proportion of employees participating in performance and development reviews", because it was impracticable to recalculate these figures. For more information about this change, refer to the Methodology section of Equal treatment and opportunities and the related metrics table.
- In previous Annual Reports, a separate TCFD section with climate-related information was disclosed in the Additional information section of the Annual Report. To improve readability and reduce duplications, the TCFD section has been merged with the climate change disclosures in this year's Annual Report. This information is presented under the Environmental information section and is part of the Sustainability statement. A TCFD reference table is added to demonstrate how Aegon meets the TCFD recommendations.

Reporting errors in the prior period

In our previous Annual Report, an error was identified in the metric "proportion of employees covered by collective bargaining/labor agreements," for the non-EEA region UK. The figure presented was 87%, which should have been 100%. The error was caused by an incomplete calculation of the numerator of this metric, which should have included the employees of Aegon UK Asset Management and Aegon UK Holding. We have restated the 2024 figure.

The metric "Ratio of CEO compensation to median compensation," which is presented in the metrics table of Equal treatment and opportunities under Human capital, is calculated based on the base salary as of May 1 of the reporting year. Variable compensation is included based on total vested settlement value (which is the actual cash payment). ESRS require the calculation of this metric to include the LTI based on fair value for the period. Since this was omitted previously, we have added the metric this year in the Methodology section of Human capital under the Equal treatment and opportunities table, including a comparative figure for the previous year.

Governance

Through our sustainability governance, we aim to strengthen our sustainability approach and embed sustainability across the business.

Aegon's sustainability governance

In this governance section, we set out the specific processes, controls, and procedures for monitoring, managing, and overseeing sustainability matters. In addition, this section outlines our approach to due diligence and references relevant sections of the Annual Report that cover Aegon's due diligence efforts. The Governance and risk management section in this Annual Report describes in more detail the broader Aegon governance, including the composition of the Executive Committee and Board of Directors and Aegon's Risk management framework.

The Board of Directors manages and conducts Aegon's business, including setting the company's strategy. The Board has four committees:
- The Audit Committee;
- The Risk Committee;
- The Nomination and Governance Committee; and
- The Compensation and Human Resource Committee.

The CEO is the sole executive member of the Board of Directors and is responsible for the company's day-to-day management and general business and affairs. Aegon's Executive Committee supports the CEO with operational issues and the implementation of Aegon's strategy, which is aligned with the company's purpose. Sustainability is a key element of delivering on our purpose. Our approach to sustainability is overseen by the Board of Directors' Nomination and Governance Committee. The other committees cover the sustainability matters that fall within their responsibilities and areas of expertise.

The Board of Directors and the CEO are supported by the Global Sustainability Board (GSB) to embed sustainability into our business and deliver the strategic measures we are undertaking to fulfill our sustainability ambitions. The Governance and risk management section in this Annual Report describes in more detail the company-wide governance, including an overview of our Sustainability governance.

The Board of Directors is accountable for our sustainability approach and sustainability reporting, including oversight of the management of sustainability impacts, risks, and opportunities. The CEO is responsible for integrating sustainability into the business. Sustainability topics are regularly brought to the attention of the Executive Committee and the Board of Directors, including policy and implementation matters, and progress on the double materiality assessment and resulting sustainability impacts, risks, and opportunities.

The CEO has mandated the GSB to deliver on the governance processes and procedures used to monitor, manage, and oversee the assessment and management of impacts, risks, and opportunities. This includes monitoring targets related to material impacts, risks, and opportunities and progress toward them. The GSB is therefore responsible for monitoring sustainability policies, initiatives, targets, reporting for all material topics, and challenging the business on these topics.

To effectively carry out these responsibilities, the GSB membership includes material topic owners who provide expertise and lead on our material sustainability matters. In addition, Aegon has a CSRD Working Group, which was established to coordinate our overarching approach to our material sustainability matters and provide quarterly progress updates to the GSB. The working group is chaired by the Global Head of Corporate Sustainability. Membership consists of delegates of material topic owners and Local Sustainability Board Chairs, the Corporate Sustainability team, Sustainability Reporting, and Risk Governance.

Details of the dedicated procedures and measures to manage the impacts, risks, and opportunities are set out for each of our material topics, starting with the Environmental information in this Sustainability statement.

The sustainability strategy is translated into Aegon's regular three-year strategy and financial planning process (the budget and medium term plan).

Aegon's sustainability governance is shown below:


Accountable
Board of Directors
Responsible
Chief Executive Officer
Assisted
Executive Committee
Responsible
Global Sustainability Board
Chair: CEO of the Americas
Secretary: Global Head of Corporate Sustainability
Material topic owners
Business Unit CEOs
Local Sustainability Board Chairs
Selected Group Function Heads
Standing invitees
Facilitated
Corporate Sustainability Team
Coordination
CSRD Working Group
Chair: Global Head of Corporate Sustainability
Material topic delegates
Local Sustainability Board Chairs
Selected Group Functions
Consulted
Committees

Risk management and internal controls over sustainability reporting

At Aegon, sustainability risk is not considered a separate risk type, but rather a risk driver that impacts multiple risks. Sustainability risk is embedded in Aegon's Enterprise Risk Management (ERM) framework and incorporated in relevant risk policies, laying a foundation for our ongoing efforts. Our risk policies, including the sustainability risk requirements, are regularly reviewed and, where needed, updated to stay abreast of relevant developments.

As part of our risk management practices, we conduct an annual emerging risk assessment or horizon scan that identifies newly developing or changing risks or signals perceived to have a potentially significant impact on Aegon's financial strength, competitive position, or reputation. Sustainability risks, including climate risks, are explicitly considered in this exercise. The findings from this process inform strategic and financial planning, scenario analyses, watch lists, management discussions and actions, and external and internal reporting. For more information on the process, see the Risk Management section of this Annual Report.

Internal controls over sustainability reporting are embedded within Aegon's Enterprise Risk Management (ERM) framework. All material processes that contribute to sustainability reporting have been identified. The main risks and controls for each material process have been identified and documented with support from the risk functions. These risks primarily relate to the completeness and accuracy of sustainability information and compliance with regulations and are mitigated by controls, such as IT controls, reconciliations,
analytical review, and compliance checks. These controls are validated internally, at both the business unit and company-wide levels.

Control attestations are completed for each Annual Report cycle, whereby in-scope business units and group functions sign off on the design and implementation of the sustainability reporting key controls in the form of a control attestation letter. Remediation plans are developed for ineffective key controls. The (possible) gaps and remediation plans are logged. Progress is reported and monitored quarterly as part of the risk management cycle. For more information, refer to Aegon's overarching Risk Governance Framework.

Monitoring the effectiveness of our policies and risk framework

Aegon's policies and standards set out the requirements, roles and responsibilities, and processes to manage risks across the risk universe. Monitoring the effectiveness of our policies is embedded in the Risk Governance Framework. This structure, which is part of the ERM framework, has four layers:

- The Board of Directors (Board) and its Risk Committee;
- The CEO and the Executive Committee;
- The Group Risk & Capital Committee (GRCC) and its sub-committees; and
- The local Risk & Capital Committees.

The Risk Committee reports to the Board on topics related to the ERM framework and the internal control system. The CEO is responsible for risk management and is supported by the Executive Committee, which oversees strategic and operational matters, including introduction of new company-wide policies. The CEO and Executive Committee are supported by the GRCC. Aegon's business units have a local Risk or Risk and Capital committee.

Aegon continuously works on keeping its ERM framework up-to-date, effective, and fit-for-purpose. Policies, charters, and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Emerging Risk Scan provide an internal and external perspective on the risk universe and signal where updates are required. In addition, internal processes such as policy attestation verify compliance with policies. Non-compliance requires remediating action plans, which are actively monitored to ensure execution.

In addition to risk governance, the effectiveness of policies relating to material sustainability matters is also measured through KPIs and set targets. The KPIs relating to material sustainability matters are reported to the GSB. A subset of these KPIs was linked to Group performance indicators used to fund the bonus pool for employees (where applicable) and to the performance metrics for the CEO's short-term incentive in 2025.

Due diligence

The table below provides references to the sections included in this Sustainability statement and/or other sections of this Annual Report, where the core elements of Aegon's due diligence processes related to impacts on people or the environment are disclosed.

Core elements of Aegon's sustainability due diligence	Summary	Reference
a) Embedding due diligence in governance, strategy, and business model	Information on how sustainability matters are addressed by the entity's administrative, management, and supervisory bodies.	Sustainability statement - Aegon's sustainability governance Corporate governance - Sustainability governance Report of the Board of Directors - 2025 topics (Sustainability and Other topics) Report of the Board of Directors - Nomination and Governance Committee
	Integration of sustainability-related performance in incentive schemes.	Remuneration report Sustainability governance - Incentives
	Material impacts, risks and opportunities and their interaction with strategy and business model.	Pages under the heading "Impacts, risks, and opportunities" of the following sections of the Sustainability statement: Climate change Human capital Business conduct Customers - Data privacy Customers - Responsible marketing practices Customers - Financial empowerment
b) Engaging with affected stakeholders in all key steps of the due diligence	Interests and views of stakeholders.	Impact, risk, and opportunity management - Stakeholder engagement Pages under the heading "Policies and procedures" of the following sections of the Sustainability statement: Climate change Human capital Business conduct Customers - Data privacy Customers - Responsible marketing practices Customers - Financial empowerment
c) Identifying and assessing adverse impacts	Negative impact details.	Impact, risk, and opportunity management Pages under the heading "Impacts, risks, and opportunities" of the following sections of the Sustainability statement, where material adverse impacts are identified through the DMA: Climate change Business conduct Customers - Data privacy Customers - Responsible marketing practices General information - Value chain
d) Taking actions to address those adverse impacts	Our actions to manage the negative impacts of material sustainability matters.	Narrative below this table Pages under the heading "Actions (and resources)" of the following sections of the Sustainability statement: Climate change Business conduct Customers - Data privacy Customers - Responsible marketing practices
e) Tracking the effectiveness of these efforts and communicating	Tracking effectiveness of our efforts through the KPIs and targets we set for our material topics. Next to that, monitoring our performance through several metrics.	Pages under the heading "Metrics" of the following sections of the Sustainability statement: Climate change Business conduct Customers - Data privacy Customers - Responsible marketing practices Pages under the heading "Key performance indicator(s) and target(s)" of the following sections of the Sustainability statement: Climate change Business conduct Customers - Data privacy Customers - Responsible marketing practices

Due diligence processes are essential for identifying, preventing, mitigating, and accounting for how Aegon addresses adverse actual and potential negative impacts on the environment and people connected with its business. The outcomes of these processes support our DMA in assessing our material impacts, risks, and opportunities. Our due diligence processes also inform our stakeholder engagement processes.

Due diligence processes related to impacts on people and the environment are disclosed under each material topic in this Sustainability statement and are supported by various policies and procedures as mapped in the reference table above.

Aegon has other due diligence processes in place related to business conduct matters. For example, our Anti-Money Laundering & Counter Terrorist Financing (AML&CTF) Policy requires due diligence regarding customers, while our Anti-Bribery and Corruption (ABC) Policy requires due diligence regarding third parties. With respect to consumer interests, our Market Conduct Compliance Policy requires due diligence in our distribution activities.

International standards such as the United Nations' Universal Declaration of Human Rights, the core standards of the International Labor Organization, and the principles of human rights and labor standards, as set out in the UN Global Compact, are incorporated into some internal policies and statements. These include the Code of Conduct, the Statement on Inclusion and Diversity, the Aegon Operational Risk Taxonomy, and the Statement on Human Rights.

Human rights

Aegon's Statement on Human Rights represents the company's overarching position and approach to the responsible stewardship of human rights. The statement commits Aegon to uphold international human rights standards at all businesses where the company has sufficient management control and, where possible, to encourage partners to uphold the same standards. It applies to both the direct impacts of Aegon's daily operations and the indirect impacts of its business activities.

In our own operations, we have several due diligence mechanisms in place, and we have identified no severe human rights incidents related to our workforce. We conduct a biennial global Human Rights Risk Assessment (HRRA). This assessment aims to identify the risk of human rights violations that Aegon and its employees may face in the locations where the company operates. The assessment is conducted internally and covers geographic risks and the management proficiency of our units in responding to them effectively.

The last HRRA was carried out in 2024 and concluded that our management proficiency is adequate in potentially high-risk areas such as China and Brazil.

The findings from the HRRA indicate that for most Aegon units, the operating environment presents little or no significant human rights risk. In Brazil, corruption and working conditions present some risks. We also face human rights risks in China, although most of these risks relate to external political factors.

Where higher risk levels were identified, action plans were developed to mitigate them. Preventative and remedial measures were recommended to local management in higher-risk countries. The HRRA concluded that the overall measures to address specific risks are in place and robust. In addition to the HRRA, Aegon UK issues a modern slavery statement (in line with the United Kingdom government's 2015 Modern Slavery Act).

Downstream due diligence

Aegon's Group Responsible Investment Policy provides the foundation for managing Aegon's assets in alignment with its responsible business objectives, relevant laws, and governance standards. The policy applies to the general account assets of all Aegon business units.

Through our investment analysis and decision-making process, we systematically consider financially material factors, including sustainability factors, to identify risks and opportunities and maximize risk-adjusted returns for our clients. By taking an active approach to responsible investment, we seek to reduce the risks to our business and explore ways to serve the interests of our customers and the wider society in which we operate.

Aegon uses engagement and exclusion to manage investment-related adverse impacts on people and the environment. Aegon's engagement efforts, conducted by Aegon Asset Management, focus on dialogue with investee companies on topics identified as relevant according to the Group Responsible Investment Policy.

To support our responsible investment approach, we apply exclusions to certain countries and/or companies, including their majority-owned subsidiaries. Exclusion from Aegon's investment universe applies to several activities that have significant adverse impacts on people or the environment, in line with our responsible investment policy objectives. Our Responsible Investment Policy can be viewed on our website and further information on the Policy and its governance is available in the Climate change section.

Beyond the general account, Aegon applies due diligence processes to investment management activities that are aligned with policyholder interests and ensure compliance with local regulatory requirements.

Impact, risk, and opportunity management

Double materiality assessment process

A sustainability topic is considered material from an impact perspective if it is related to actual or potential, positive, or negative impacts that an undertaking – in this case Aegon – has on the environment or people. Topics are considered material from a financial perspective if they have the potential to trigger financial effects, such as generating risks or opportunities that impact or are likely to impact future cash flows and, consequently, enterprise value.

In 2025, we followed a multi-step methodology, informed by the ESRS requirements, to carry out the DMA. This year's DMA built on previous versions, adding steps to align it more closely with Aegon's strategy, increase external stakeholder engagement, and adopt a more quantitative, data-driven approach. Stakeholder expectations and concerns identified in previous DMA exercises, and via ongoing stakeholder dialogue, were also considered during the landscape analysis.

Step 0
Landscape Analysis
In preparation for the DMA, and to understand the landscape in which we operate, we carried out a high-level analysis of regulatory and reporting (industry) standards and trends. We further reviewed the annual reports of peers, looked at findings from our sustainability benchmarks and other reporting frameworks and scanned media reports relating to sustainability issues in the financial sector and Aegon's sustainability initiatives.

The findings from this process were incorporated into a screened list of sustainability matters for further assessment.

Step 1
Key design choices
Several key design choices were made based on the following criteria: value chain segmentation, scope of assessment, the extent to which topics apply to the value chain, the need for entity-specific topics, and assessment of time horizons. The aim of our choices was to make the process focused and efficient.

A new description of the value chain was also developed to make the assessment process more focused and the value chain easier for stakeholders to understand. Then, the applicability of each sustainability matter to the value chain was assessed. The resulting list enabled the materiality assessment to focus on the matters most relevant to Aegon at each point in the value chain, at an appropriate level of granularity.

Step 2
Assessment of material topics
An in-depth assessment of the impact and financial materiality of the topics identified in step 1 was conducted across Aegon's value chain. The assessment was carried out by a core team with representation from the corporate sustainability, finance, legal, corporate strategy, and risk teams.

A description of the IROs associated with each of the topics was generated. The compilation of these IROs was informed by stakeholders and subject matter experts (SMEs), building on and updating the IROs identified in 2024.

During the assessment, indicators were defined to evaluate both impact and financial materiality for each topic in scope. Topics were assessed according to a combination of factors, including (but not limited to) where they occur in the value chain, the geographies in which we operate, and according to three time horizons – short-term (up to 1 year), medium-term (1 to 5 years), and long-term (greater than 5 years). Quantitative and qualitative data, based on internal and external reports and databases, were used to substantiate the assessment and provide evidence for the evaluation.

Impact materiality
The positive and negative impacts were quantitatively assessed based on likelihood and severity, with severity assessed at the levels of scale, scope, and irremediability (for negative impacts). For each value chain segment where potential environmental and social impacts were identified, quantitative measures were introduced to clarify the distribution of Aegon's impacts across business activities (for example, insurance and pension, investment portfolios, and operational footprint) and to enable geographical differentiation of impact severity, particularly for environmental topics (for example, water stress and biodiversity vulnerability).

Financial materiality
The risks and opportunities were assessed against likelihood and magnitude, with magnitude defined as the combined financial and reputational impact.

For both impact and financial materiality, the severity or magnitude assessment takes an inherent risk ("gross") perspective, considering potential impacts and risks before any mitigating actions undertaken by Aegon.

Scoring
Scoring was primarily evidence-led and supported by external sources, where available. For some criteria, we also considered Aegon's level of influence on a topic, for example, when scoring irremediability.

Each indicator for impact or financial materiality was evaluated on a 1-to-5 scale (from "minimal" to "critical"), with scores of 4 and 5 indicating the material topics. Based on this assessment of the topics, four material sustainability topics, comprising twelve sub-(sub-)topics, were proposed for further stakeholder review.

Step 3
External stakeholder engagement
For step 3 of the DMA, we conducted interviews with key external stakeholders. During these stakeholder discussions, we sought feedback on the DMA outcome and invited input on any topic they considered important that our assessment had not identified as material.

This approach favored "quality" (focus on one-to-one interviews with a selected number of external stakeholders,) over "quantity" (extended stakeholder reach, for example through surveys), to provide more meaningful and Aegon-tailored insights.

Feedback from the external stakeholders was reviewed to identify and analyze any common patterns and verified to check if it could be substantiated. The outcome of this review was considered when deciding whether to adjust the assessment of material topics.

Wider stakeholder engagement
Stakeholder engagement and consultation are ongoing processes at Aegon. The expectations and concerns of our stakeholders are addressed in our business strategy and operations. More information on how we address the expectations and concerns of our key stakeholders is available in the Creating sustainable value for our stakeholders section. We also use stakeholder engagement to understand their expectations and concerns, informing our sustainability approach.

Aegon has identified its most relevant affected stakeholders and users of its Sustainability statement, based on their role in the value chain and their knowledge of specific topics or aspects of Aegon's business (see the table on the next page). These stakeholders may be directly or indirectly affected by our business activities and/or are users of our sustainability information.

The stakeholder views and perspectives gathered through our ongoing stakeholder engagement activities inform various steps of the DMA process. It informed the topic screening during the preparation phase and it provided input for the information sourcing that supported the scoring and assessment of our material topics. In addition, in 2025 we carried out direct stakeholder engagement on the outcome of the DMA.

Step 4
Validation and integration
The final list of material topics and their related IROs was validated by internal subject matter experts and material topic owners. The CEO, supported by the Executive Committee, approved the double materiality assessment process and outcome.
The material topics have been integrated into our business, as reflected in the policies, processes, actions, metrics, and targets detailed under each material topic, starting with the Environmental information in the Sustainability statement. This is an ongoing process as our material matters and the political and regulatory landscape continue to evolve, and we seek to capture the broader scope of our value chain.

Our evolving DMA approach
In 2025, we refined our DMA methodology, building on the processes we have been developing since 2022. A range of internal assessments and documentation was leveraged, including Group-level compliance and risk reports, supplier assessments (EcoVadis), the Global Employee Survey (GES), and the Global Human Rights Risk Assessment, among others. In addition, Aegon used a broad spectrum of third-party ESG and risk databases to incorporate global benchmarks and science-based perspectives. These included external sources such as ENCORE (environmental dependencies and impacts by industry), UNEP FI ESG Risk Tool for Life & Health Insurance, EPI (environmental performance index), WWF Water and Biodiversity Risk Filters, MSCI and S&P ESG Risk Ratings, and Moody's Social Risk Heat Map, among others.

A data-driven, fact-based approach was applied across all the topics. The choice of external and/or internal sources was tailored to the nature and maturity of each topic, its position in the value chain, and the element being assessed. For example, sector level sources were used to assess scale, while geographical-level sources were used to assess scope. For some topics and elements, internal sources were used for the assessment, for example the GES was used for impact assessments related to our own employees.

Expert judgment was used for topics lacking structured data, informed by market practices, literature review, and peer references, to ensure balanced, contextually relevant conclusions of materiality. The threshold for materiality was set at scores 4 and above (see Step 2 in the DMA process) to keep the outcome and set of topics focused and impactful. As in prior DMAs, topics were included as "material" when they met the threshold for financial and/or impact materiality for this ESRS-related assessment.

DMA results

The 2025 DMA has resulted in the following material topics:

- **Climate change**[1] including climate mitigation and adaptation;
- **Human capital**, including general working conditions, social dialogue, training and skills development, equal treatment and opportunities, and measures against violence and harassment in the workplace;
- **Customers**, including data privacy, responsible marketing practices, and financial empowerment; and

- **Business conduct**, including protection of whistleblowers and prevention and detection of corruption and bribery.

The impacts, risks, and opportunities for each topic and related sub-topics are described in detail in the following sections. Compared to the 2024 DMA we identified no material opportunities for climate change and no risks for human capital. Further details on our policies and procedures, actions, targets, and metrics are also provided for each topic.

Key stakeholder	Position in the value chain	Engagement method	Stakeholder expectations and concerns
Suppliers	Upstream	Direct: • Performing third-party (supplier) risk assessments, audits, and on-site assessments Indirect: • Understanding ESG performance of our supplier base through EcoVadis assessment scores	• Good business conduct • Fair and timely payments • Responsible sourcing
Investors	Upstream	Direct: • Capital Markets Day for analysts and investors • General Meetings of shareholders (annual and extraordinary) • Regular engagements with institutional investors and equity analysts • Participation at financial market conferences and roadshows • Public communications in the form of press releases, interviews, and media engagement Indirect: • Through our ESG rating scores	• Strong and sustainable capital position • Predictable, competitive financial result • Attractive, sustainable capital distributions to shareholders • Reliable returns to bondholders • Good business conduct and transparent reporting
Employees	Own operations	Direct: • Town halls at company and business-unit level • Regular global employee surveys with all employees • Speak Up program • Employee Resource Groups (ERGs) • Aegon Works Council and Unions	• Good working conditions • Flexible working • Healthy work-life balance • Opportunities for career development • Equal treatment and opportunities for all • Social dialogue • Employee Resource Groups • Personal development talks
Customers	Downstream	Direct: • Customer panels to test ongoing product development • Omnichannel customer service portals in our respective markets • Customer complaints channels • Customer insights through our distribution channels Indirect: • Customer surveys (led by business units) • NPS scores for Individual and Workplace clients	• High-quality products and services that support financial wellbeing • Fairly priced, accessible products • High-quality customer service • Accessibility of high-quality information (digitally enabled) • Protection of data privacy
Distribution partners and related JVs	Downstream	Direct: • Conferences (for example, WFG's annual convention) • Advisor surveys (for example, Aegon NextWealth report Aegon UK) • NPS scores for advisors	• Fairly priced, accessible products • High-quality customer service • Accessibility of high-quality information (digitally enabled) • Strong business conduct • Fair and timely payments
Investment customers and investees	Downstream	Direct: • Engagement with investee companies by Aegon AM Indirect: • Screening of general account on norms-based controversies	• Address material topics relevant to the investee companies, which vary depending on the type of business
Social partners - NGOs, charities, communities	Downstream	Direct: • Community investment program • Regular engagements with NGOs • Interviews with subject experts and academics Indirect: • Reports issued by NGOs • Participating in ESG-related conferences	• Supporting the climate transition (through responsible investments) • Commitment to reducing carbon footprint (including net-zero commitment) • Supporting financial empowerment • Supporting worthwhile causes in Aegon's local communities
Regulators	N/A	Direct: • Dialogue with the Bermuda Monetary Authority (BMA) Indirect: • Consultation on upcoming regulations	• Strong business conduct • Meeting regulatory requirements

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[1] The other environmental sustainability matters: Pollution, Water and marine resources, Biodiversity and ecosystems, and Circular economy were not assessed as material due to a lower level of impact, risk, or opportunity.

Environmental information

Climate change

As detailed in the Creating sustainable value for our stakeholders section, for Society, Aegon takes a responsible approach to managing its climate change-related impacts, risks, and opportunities.

We seek to support the transition to a climate-resilient economy and net-zero world while managing potential climate-related risks and opportunities in our portfolio. This is primarily guided by our responsible investment policy.

The following section outlines our management approach to the material IROs we have identified as associated with climate change, and explains the underlying risk assessments and analyses. In addition, although not identified as material in our DMA, we have included information on our own energy consumption and GHG emissions reduction across our supply chain and own operations. These additional disclosures are included to meet Task Force on Climate-related Financial Disclosures (TCFD) recommendations and have been incorporated into this section to reduce duplication and improve readability.

Definition

Climate change is the long-term shift in average weather patterns across the world. Human activity contributes to the release of carbon dioxide and other greenhouse gases into the air, causing global temperatures to rise and resulting in long-term changes to the climate.

The topic of climate change relates to the sub-topics of climate change mitigation and climate change adaptation including:
- The process of reducing GHG emissions and holding the increase in the global average temperature to 1.5 °C above pre-industrial levels, in line with the Paris Agreement[1]; and
- The process of adjustment to actual and expected climate change and its impacts.

Impacts, risks, and opportunities

Aegon's material IROs related to climate change cover the sub-topics of climate change mitigation and climate change adaptation. They are primarily related to downstream climate change mitigation and adaptation in the value chain, particularly the general account investment portfolio. This includes GHG emissions from investee companies connected to our general account investments. Our separate account investment portfolio was also assessed as part of the DMA, but the overall impact was not-material and therefore not reported. Investments managed on behalf of third-party clients are currently not in the scope of our DMA as explained under the value chain section.

The IROs identified in our DMA process were informed by a screening of our activities to identify drivers of climate-related impacts (including actual and potential future GHG emission sources), risks (including those identified through our group climate risk assessment), and opportunities (including our existing commitments). These IROs were assessed for materiality using quantitative and qualitative data and evidence, internal and external reports, and stakeholder engagement inputs.

Group-level Climate Risk Assessment

Our annual Group-level Climate Risk Assessment (GCRA) provides an overview of the physical and transition risks associated with climate change for our investments, underwriting, and operations. The GCRA serves multiple purposes, including identifying relevant climate risks for the organization, understanding their severity and manageability, and providing recommendations for necessary actions. The outcomes of the GCRA are integrated into the broader Group Solvency Self-Assessment (GSSA) process.

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[1] Aegon is not excluded from the EU Paris-aligned Benchmarks.

The following table outlines the risk drivers that are considered during the GCRA:

Aegon risk category	Climate risk impact	Climate-risk related risks
Investment risk	Physical	Asset devaluation related to increases in frequency and severity of physical climate change related events[1]
	Transition	Asset devaluation related to the transition to a low-carbon (and other greenhouse gases) intensity economy[1]
Underwriting risk	Physical	More frequent, temporary spikes in mortality and/or morbidity (and claims experience) related to an increase in frequency and severity of physical climate change-related events
		Change in life expectancy trend (and claim experience) related to structural climate changes[2]
	Transition	Incorrect estimation of future policyholder behavior as a result of transitioning to a low-carbon economy
Operational risk	Physical	Business disruption risk due to damage to Aegon or third-party physical assets related to the increased frequency and severity of climate change-related events
	Transition	Strategy execution risk: risk of actual or perceived lack of action in the climate change domain
		Legal risk: Due to non-compliance with new or existing climate regulations (excluding greenwashing)
		Legal risk: Greenwashing risk
		Legal risk: Other, for example, risk that stated ambitions, commitments, or provided products conflict with legislation or sentiment
		People risk: Difficulty in attracting or retaining talent
		People risk: Risks relating to insufficient climate change training and awareness

1   For risks related to asset devaluation, the impact is dependent on the exposure of the underlying assets and the sectors that are vulnerable to climate risks.
2   The Research Center for Longevity Risk identified evidence that there are only short-term timing shifts with no impact on the overall life expectancy trend in their paper "The Short-Term Association Between Environmental Variables and Mortality: Evidence from Europe" (2024).

The GCRA categorizes risks into three occurrence timeframes: short-term (0-1 years), medium-term (1-5 years), and long-term (5+ years). The company-wide assessment builds on local assessments by experts in the business units. Using a structured GCRA template, local experts provide scores for identified climate risks across likelihood, impact, mitigation, and speed of occurrence. They also provide information on current and planned management actions to mitigate the identified risks. These individual assessments are then analyzed, weighted, and aggregated to create the GCRA.

High-level findings from our GCRA are that: Investment risks associated with physical and transition climate risks are assessed as having a potentially moderate inherent impact, with medium mitigation possibilities estimated at 30-70%. Mortality spikes related to physical events are likely but would have a minimal impact. Changes in life expectancy trend are assessed as unlikely, with minimal impact. Legal risk associated with greenwashing has been revised downward, with likelihood now assessed as possible and impact as moderate. Additionally, the expected time horizon for potential materialization has been adjusted from imminent to near future (medium-term). Mitigation potential remains high, with estimated impact reduction at 70-95%.

Integration of climate risk within our wider risk approach

Climate risk is an element of our wider enterprise risk management approach (see Enterprise Risk Management (ERM) framework)

At Aegon, sustainability risk, including climate risk, is not considered a separate risk type but is a risk driver that impacts multiple risks. Sustainability risk is included in Aegon's ERM framework and incorporated in relevant risk policies, laying a foundation for our ongoing efforts. Our risk policies, including the sustainability risk requirements, are regularly reviewed and, where needed, updated to stay abreast with relevant developments.

As part of our risk management practices, on an annual basis, Aegon performs an emerging risk or horizon scan that identifies newly developing or changing risks or signals perceived to have a potentially significant impact on Aegon's financial strength, competitive position, reputation, or risk profile.

Sustainability risks, including climate risks, are explicitly considered in this exercise. The findings from this process inform strategic and financial planning, scenario analyses, watch lists, management discussions and actions, and internal and external reporting. For more information on the process, see the Risk management section of this Annual Report.

Climate-related risks are managed through a comprehensive approach that includes qualitative and quantitative assessments and analysis, tracking of climate-related targets and commitments, compliance with applicable risk policy requirements, engagement with investee companies, and the implementation of investment criteria and exclusions.

Aegon recognizes that the key to climate-related risk management is good-quality data. We prioritize the analysis of good-quality data to assess and mitigate climate-related risks across our investment portfolio. This includes tracking key performance indicators related to climate targets and commitments, and aligning with relevant international standards and best practices.

We also consider climate-related risks in our investment decisions. When data substantiating the identified risks remain limited, climate risk assessment scores rely on expert judgment. There are well-recognized global challenges with data, including availability, resource constraints, and associated costs.

Looking ahead, our aim is to, where and to the extent possible, improve the data substantiation of our assessments to achieve greater transparency in scoring and facilitate objective evaluations of scores.

The findings from the climate risk assessments undertaken by our risk function are a key input for the DMA and therefore inform the IROs associated with climate change for our business.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

In addition to information relating to these material IROs, the following sections include non-material information related to certain parts of our value chain. This includes information on our upstream sourcing activities, and downstream insurance and pension activities, related to the topic of climate change mitigation. We have also included information on the energy performance of our facilities. This information is included under the climate change section to make it easier for users of our Sustainability statement to find and is labeled as "not material."

| ESRS topic | Sustainability matter (sub-topic and sub-sub-topic) | Where in the value chain do material IROs arise? | | | Material IROs related to the sustainability matter | | |
		Upstream	Own operations	Downstream	Impact	Risk	Opportunity
ESRS E1: Climate change	Climate change mitigation			Investment management - general account assets	1, 2	3	
	Climate change adaptation			Investment mangement - general account assets	4	5	

Climate change mitigation
Impacts:
Aegon's climate change mitigation impacts are primarily associated with its downstream general account investment management activities and may occur in the medium- to long-term.

1. Positive, potential: Investments in low-carbon-intensive companies or highly-carbon-intensive companies with Paris-aligned transition plans may reduce climate change impacts in the long run.

2. Negative, potential: Investments in highly carbon-intensive companies with insufficient climate transition plans may exacerbate the impacts climate change has on people and the planet.

Risk and/or opportunity:
Aegon's climate change mitigation risk is primarily associated with its downstream general account investment management activities and may occur in the medium- to long-term.

3. Risk: Transition risk - exposure to litigation, regulatory pressure, and reputational risks arising from - whether in actuality or perception - a failure to adequately consider or respond to the impacts of climate change, insufficient disclosure of current and future climate-related risks, non-compliance with Aegon's stated climate commitments, or misrepresentation of climate-related disclosures and impacts.

Climate change adaptation
Impacts:
As with mitigation, Aegon's impact related to climate change adaptation is mainly related to its downstream general account investment management activities and may occur in the medium- and long-term.

4. Positive, potential: Investing in activities that enhance climate resilience helps economies and communities adapt to the adverse effects of climate change.

Risk and/or opportunity:
Aegon's climate change adaptation risk (physical risk) is primarily linked to its downstream general account investment management activities and may occur in the medium- to long-term.

5. Risk: Acute and/or chronic physical climate risks - including extreme weather and sea-level rise - may devalue assets and lower returns over time.

The wider assessment of climate risk in our investment management activities, including the resilience of our investment portfolio and the methodology for that assessment, can be found in the Assessment of anticipated financial effects and resilience section.

Policies, procedures, and commitments

To address our climate change IROs and meet our wider climate goals we have a number of policies, processes, and commitments in place. These are presented below according to their place in the value chain. When a value chain activity is assessed to be "not material" through our DMA process, this is explicitly indicated in the heading. The policies, procedures, or commitments are mapped to relevant IROs where applicable. Policies and procedures related to non-material activities are provided as additional information for our stakeholders.

Supply chain & sourcing (not material)

Aegon has a Vendor Code of Conduct and a Group Procurement Policy. These are explained in detail in our Business Conduct section under Policies for suppliers. While our Vendor Code of Conduct does not currently include specific requirements regarding our suppliers' GHG emissions, it does address sustainability and suppliers' responsibility to manage their environmental impact.

Own operations (not material)

The **Group Environmental Policy** defines how Aegon aims to minimize its environmental impact from its operations through energy efficiency and renewable energy. The policy sets a minimum standard for environmental management across all our business units (where we have operational control) and aligns our practices with our environmental objectives, relevant laws, and governance standards. It applies to all business units, excluding properties below 140 square meters. The Executive Committee has endorsed the policy, with the Global Head of Corporate Sustainability responsible for its implementation.

The effectiveness of this policy is monitored through regular carbon emissions reports shared with the GSB. The policy references our own operations target for reducing absolute operational carbon emissions alongside several third-party standards and initiatives, including the Paris Pledge for Action, United Nations Global Compact (UNGC), UNEP-FI Principles for Sustainable Insurance (PSI), Energy Star, ISO 50001, Leadership in Energy and Environmental Design (LEED), and Building Research Establishment Environmental Assessment Method (BREEAM).

Investment management

Our **Group Responsible Investment Policy** sets the framework for how Aegon's general account assets should be managed, in a way that is consistent with its responsible investment objectives, applicable laws, and governance standards.

Climate change is one of our responsible investment focus areas and the policy outlines Aegon's net-zero commitments and exclusion criteria for certain activities considered to have significant adverse impacts on climate change adaptation and mitigation (IROs 1-5). It applies to the general account assets of all Aegon business units, regardless of whether they are internally or externally managed.

The Executive Committee is responsible for executing this policy and integrating it into the investment strategy and other relevant company processes and practices. The GSB is responsible for monitoring, discussing, and advising the Executive Committee on all matters relevant to the proper execution of the policy. The policy references several third-party standards and initiatives, including the NZAOA, the UNGC, the Paris Pledge for Action, and the Principles for Responsible Investment (PRI).

As a signatory to the **NZAOA**, Aegon leverages the Alliance's Target-Setting Protocol to set targets aligned with 1.5 °C for its general account assets. The NZAOA provides guidance for reporting and transitioning specific asset classes towards net-zero, emphasizing the need for portfolio emission reductions, engagement, and targeted financing of climate solutions (IROs 1-5).

The Global Head of Corporate Sustainability is accountable for Aegon's NZAOA commitments, with progress on targets reviewed biannually by the GSB. The Intergovernmental Panel on Climate Change (IPCC) provides a scientific foundation for the NZAOA's net-zero targets, ensuring they align with global climate goals, such as limiting the increase in average global temperature to 1.5°C above pre-industrial levels.

The weighted average carbon intensity (WACI) target for corporate fixed income and listed equity in our general account is included in the Group performance indicators, and the results of these indicators are used for the funding of the bonus pool for employees (where applicable).

The WACI target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) in 2025.

Policy or commitment	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available
Group Responsible Investment Policy	Climate change mitigation and adaptation: Impact: 1, 2, 4 Risk: 3, 5	The Executive Committee has ultimate responsibility for the execution of this policy and for its integration into investment strategy and other relevant company processes and practices.	General account assets of all business units	Responsible Investment Working Group, GSB, Group Risk, Group Legal, peers, Group Compliance organizations/bodies (for example PRI)	Publicly available on Aegon's website
Commitment to Net-Zero Asset Owner Alliance (NZAOA)	Climate change mitigation and adaptation: Impact: 1, 2, 4 Risk: 3, 5	The Executive Committee has ultimate responsibility for the execution of this commitment and for its integration into investment strategy and other relevant company processes and practices.	General account assets of all business units	Net-Zero Working Group, GSB, Chief Investment Officers in the business units	Aegon's net-zero commitment is publicly available on Aegon's website and disclosed in its Annual Report.
Group Environmental Policy	N/A	Executive Committee has endorsed the policy, Global Head of Corporate Sustainability oversees its implementation.	All material businesses of Aegon over which we have operational control, excluding properties leased for operations below 140 m^2 (1,500 square feet threshold)	Topic owners in the business units, HR (business travel and commuting), Procurement, Facility management, Corporate Sustainability	Publicly available on Aegon's website

1   The numbering provided in this table refers to the IROs listed under the heading "Impacts, risks, and opportunities" of this section.

Actions (and resources)
Climate change actions in our value chain
Details of actions undertaken by Aegon related to climate change are disclosed below according to their place in the value chain. When a value chain activity is assessed as "not material" in our DMA process, this is explicitly indicated in the heading. The actions are mapped to relevant IROs when applicable. Other actions are provided as additional information for stakeholders. Aegon does not currently have a climate transition plan but is taking steps to disclose one in the coming years.

Supply chain and sourcing (not material)
Aegon is working with its upstream value chain partners to address sustainability and best practices in the industry and create transparency within its supply chain. We include supplier GHG emissions in our overall carbon footprint.

The GHG emissions associated with our suppliers are calculated based on supplier spend data recorded in our procurement system, where possible, and more accurate data from our suppliers.

We also monitor the practices of our core supply base globally, conducting recurring assessments of how extensively suppliers use tools to understand and ultimately reduce their climate impact. For example, Aegon UK is taking action to monitor its suppliers' net-zero commitments, including identifying 50 of its high-impact suppliers – representing 88% of its total spend – to engage on key sustainability topics.

Own operations (not material)
Energy efficiency measures and renewable energy
Aegon's direct business operations do not involve manufacturing processes and do not maintain energy or resource-intensive processes. The primary source of carbon emissions from our operations remains the consumption of electricity and natural gas for offices and data centers. While our operational carbon footprint is small relative to the scope of our investment activities and was not assessed as material in the 2025 DMA, we have set a target to reduce it.

This target, along with our actions to reduce our emissions, delivers benefits such as lowering our operational costs, managing energy risks, and strengthening our sustainability culture. Decarbonization of our own operations is primarily achieved through the lever of energy efficiency, in the form of more efficient natural gas and electricity consumption by our offices. Our strategy focuses on energy-efficiency initiatives (for example, mechanical system upgrades, LED lighting with sensors, and active BMS control), optimized property portfolio and hybrid work to reduce the operational footprint of our offices. Another lever is prioritizing renewable energy sources for our electricity needs.

All business units maintain energy management processes aligned with global standards such as ISO 50001, BREEAM, and Energy Star standards.

The green certification of offices continued and expanded in 2025, including for Transamerica's C Street Campus buildings (6300 and 6400) which achieved Energy Star scores of 100, reaffirming best-in-class energy performance.

In 2025, we also undertook energy-efficiency upgrades in our main US offices, including replacing outdated mechanical systems with automated controls, converting all lighting to LED with sensors, and optimizing systems using building management technology. In the United States, the Cedar Rapids Solar Farm continues to supply the majority of our facilities' electricity needs.

Our property portfolio optimization also included relocating Aegon's headquarters to Schiphol, resulting in significant Scope 1 and 2 reductions through its smaller floor area (aligned with our hybrid working model), improved building efficiency and greater accessibility at a public transport hub.

Insurance and pension (not material)
While climate change was not found to be material for the insurance and pension elements of our value chain in our DMA, we do have a number of initiatives in individual business units within the Group. Although customer preferences vary by geography, Aegon aims to provide products with climate considerations where there is customer demand.

In the UK, Aegon UK's annual customer surveys show that sustainability, and specifically climate change, remains a top priority for its customers, and so, further to our company-wide net-zero commitment, Aegon UK has committed to achieving net-zero financed emissions for its default pension funds by 2050.

Aegon UK also made improving net-zero alignment a key consideration when reviewing its largest workplace default, the Universal Balanced Collection (UBC) fund, and most recently introduced innovative private-market investments for the over 700,000 customers in the fund. The addition of these private market investments, which include renewable energy, other infrastructure, and forestry, is expected to provide better risk-adjusted returns, value for money, and real-world emission reductions.

Investment management - general account
Downstream, Aegon has made a company-wide commitment to transition its general account investment portfolio to net-zero GHG emissions by 2050. As part of this corporate commitment, Aegon is a signatory to the NZAOA. To drive progress toward our 2050 commitment, Aegon sets five-year targets in line with the NZAOA's Target-Setting Protocol, which serves as a framework for setting credible, science-based targets aligned with the Paris Agreement. This commitment addresses the IROs associated with climate change mitigation and adaptation (IROs 1-5).

Aegon is advancing its decarbonization goals via its responsible investment approach. This includes three main levers:
- Factoring in the carbon intensity of companies in managing our investment portfolio;
- Active investments in climate solutions that contribute to climate change mitigation (including transition enabling) and/or adaptation; and
- Engagement with high-carbon emitters in our portfolio.

Aegon leverages the Target-Setting Protocol to establish decarbonization targets for asset classes in its general account portfolio, as well as inform its approach to both engaging with the highest corporate carbon emitters in its portfolio and investing in climate solutions that contribute to climate change mitigation and/or adaptation.

In 2025, Aegon took steps to manage its investment portfolio by exercising capital allocation strategies across asset classes to limit investments in high-emitting companies. In addition, as part of the commitment to invest USD 1 billion to help mitigate climate change, Aegon is directing financing into climate-focused initiatives.

Investments in climate solutions in 2025 included a USD 10 million debt-for-nature swap in which Ecuador used lower-cost financing to repurchase outstanding debt, freeing up financing that is pledged to fund conservation projects in the Amazon rainforest. Further investments were made in LEED Gold-certified facility constructions and an energy-efficient data center project.

Aegon believes in using its voice to engage investee companies and support them in their climate transition. In 2025, we engaged with all 20 of the companies identified as the highest carbon emitters in our general account. Our aim is to encourage those companies to align their strategies and operations with the transition to a low-carbon, sustainable economy. One of the key objectives of our engagements is to encourage companies to adopt publicly disclosed, time-bound, and science-based targets to reach net-zero by 2050.

Further climate-related engagement includes dedicated, sector-specific dialogue with coal utilities and oil and gas companies.

Investment management - third parties (out of scope)
While investment management for third parties is outside the scope, we want to highlight some initiatives related to climate change. Aegon AM has developed its proprietary Climate Transition Investment Framework to assess investee companies' readiness for the net-zero transition and identify compelling investment opportunities. In 2025, Aegon AM launched the Investment Grade Climate Transition Fund. This fund is designed to contribute to the global shift toward a low-carbon economy while delivering attractive, risk-adjusted returns.

Key performance indicator(s) and target(s)

KPI(s)	Baseline year and value[2]	Performance in 2025	Target for 2030[1]
Weighted average carbon intensity (WACI) for corporate fixed income and listed equity in our general account[3]	2019: 409 tCO_2e/EURm revenue	52% reduction against 2019 baseline	50% reduction against 2019 baseline
Amount invested in companies to help mitigate climate change or adapt to the associated impacts	n/a	Additional investment of USD 0.4 billion (in total USD 3.2 billion invested)	Investing an additional USD 1 billion, on top of USD 2.5 billion invested previously
Number of engagements with the largest corporate carbon emitters in our investment portfolio	n/a	20 investees were engaged	Engagement with at least the top 20 corporate carbon emitters
Carbon intensity of our directly held real estate investments (scope 1 and 2)	2019: 139 $kgCO_2e/m^2$	55% reduction against 2019 baseline	42% reduction against 2019 baseline
Absolute operational carbon emissions (scope 1 and 2)	2019: 30,886 tCO_2e	77% reduction against 2019 baseline	75% reduction against 2019 baseline

1 Targets to be achieved on January 1 of the target year.
2 The 2019 baseline values remain representative of the underlying investments or activities covered. The reporting boundaries did not change in 2025.
3 Considering that 98% of the WACI KPI is managed in USD, Aegon is also reporting WACI in USD as of 2025. Refer to the Metrics table below for both the WACI metrics in EUR and the additional metrics in USD.

Climate change targets in our value chain
We have defined targets for 2030, to advance our climate change goals. These targets are outlined below according to their place in the value chain. When a value chain activity is assessed as "not material" in our DMA process, this is explicitly indicated in the heading. The targets are mapped to relevant IROs where applicable. Other targets are provided as additional information for stakeholders.

Aegon's 2030 climate targets were approved by the CEO with support from the Executive Committee and the endorsement of the GSB. Internal stakeholders, including our business units, were involved in setting the targets. The GSB monitors progress against these KPIs biannually. We aim to meet these targets by the end of 2029.

Our investment targets address the three climate change levers listed in the Actions section above and align with existing climate-related sustainability taxonomies and globally recognized frameworks for setting science-based targets aligned with the Paris Agreement.

Own operations (not material)
We set our 2030 group operational footprint target based on projected reductions in scope 1 and 2 emissions from our 2019 baseline. Our projections were informed by analyzing planned carbon-reduction activities across our global operations and the forecasted decarbonization of national grids. Upon review, Aegon committed to a 75% reduction by 2030. We aligned our methodology with the GHG Protocol's Corporate Accounting and Reporting Standard. Aegon does not use carbon offsetting to meet its operational carbon footprint target.

The share of scope 1 in this reduction target is approximately 27%, and the share of scope 2 is approximately 73%. Our operational emissions targets for 2030 support the aims of our Environmental Policy and are aligned with the Paris Agreement to limit global warming to 1.5 °C.

By the end of 2025, Aegon had achieved a 77% reduction in its operational carbon footprint compared with the 2019 baseline (75% in 2024).

The reduction in the overall operational footprint can be attributed to the impact of moving to more energy-efficient properties, along with the implementation of energy-efficiency measures and renewable energy sourcing at our facilities. In 2025, we phased in reporting on refrigerant gas and diesel use and phased out the use of Renewable Energy Certificates (RECs), which led to an increase in reported emissions. This was anticipated in our 2030 target setting, along with potential changes to our office portfolio.

Insurance and pension (not material)

Aegon UK has committed to achieving net-zero financed emissions for its default pension funds by 2050, and an interim target of -50% by 2030, against a 2020 baseline. Between 2020 and 2024 it reduced its scope 1 and 2 GHG emissions by 40% for corporate fixed income and listed equity investments. It has also made a commitment to invest GBP 500 million in "climate solutions" by 2026. In addition, Aegon UK has committed to engaging, through various channels, with corporates responsible for 70% of default pension portfolio emissions.

Investment management

To drive progress toward our 2050 net-zero commitment, we have set targets to be achieved by 2030 – see KPI table above. These targets are further embedded in Aegon's Responsible Investment Policy, demonstrating how Aegon is steering on climate change alongside other responsible investment priority areas.

Key drivers informing the 2030 target for decarbonization of the general account include how the carbon intensity of underlying issuers is factored into strategic asset allocation decisions, market conditions, and the incremental reductions in issuers' emissions over time.

Carbon intensity

The scope of the WACI target covers the general account corporate fixed income and listed equity assets of all business units. In 2025, the WACI target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) to help align corporate action at a leadership level with our net-zero commitment.

The scope of the directly held real estate investment target covers assets in our general account.

Investing in climate mitigation and adaptation

The scope of our active investments in climate solutions target covers general account assets. The USD 1 billion in our 2030 target is in addition to the USD 2.5 billion previously invested.

Engagement with highest carbon emitters

Aegon also continues its work to engage with at least 20 of the highest corporate carbon emitters in its general account portfolio.

The engagement target covers Aegon's general account assets. It was developed in consultation with Aegon AM to help identify the list of highest emitters in the general account and subsequently engage with corporates.

Target setting

Internal stakeholders, including our business units, were involved in setting these targets. The GSB is responsible for monitoring of the KPIs, which takes place every six months. Progress against the targets is reported to the Executive Committee and the GSB. The targets are included in our Responsible Investment Policy, alongside other focus areas. The targets for decarbonizing of our general account and investing in climate solutions relate to our climate mitigation and climate adaptation IROs (1–5). The target for engagements with the top corporate carbon emitters in our general account portfolio relates to our climate mitigation IROs (1–3).

Progress against investment targets

Our WACI result in 2025 was 219 metric tons CO_2e/EURm revenue, a 52% reduction against the 2019 baseline (2024: 52%). This is in line with meeting our 2030 target of 50% reduction. Progress against this target is the result of sales and pay downs of investments, reinvestments, lower issuer WACI, and other market effects. The 2030 target accounts for anticipated challenges in maintaining the previous level of performance over the coming years. General account investments in scope for this target represent EUR 23.6 billion. The coverage compared to the total general account investments of EUR 68.9 billion (see note 19.1 of the financial statements) is 34% (2024: 38%).

We also achieved a 55% reduction in the carbon intensity of directly held real estate investments compared with the 2019 baseline (carbon intensity of 62 $kgCO_2e/m^2$ in 2025). This is in line with our target of 42% reduction against the 2019 baseline by 2030.

In 2025, we achieved a total of USD 3.2 billion of climate-related investments in our portfolio, of which an additional USD 0.4 billion was invested in 2025. This means we are on track for our commitment of investing USD 1 billion by 2030, in addition to the USD 2.5 billion previously invested.

By the end of 2025, we engaged with 20 out of the 20 targeted investees. This is in line with our target.

Metrics

The following list of metrics, including the KPIs presented above, provides insights into the progress made in managing our IROs.

The metrics are grouped logically by material sub-topic and theme. The metrics are either mandatory ESRS disclosures or Aegon-specific.

Total GHG emissions	unit	Baseline 2019	2025	2024	%	Target 2030	Target 2050	Annual % target / Base year[3]
Scope 1 GHG emissions								
Gross scope 1 GHG emissions	tCO$_2$e	4,539	2,364	1,480	60%	n.m.	n.a.	n.m.
Scope 2 GHG emissions								
Gross location-based scope 2 GHG emissions	tCO$_2$e	26,347	4,893	6,202	(21%)	n.m.	n.a.	n.m.
Gross market-based scope 2 GHG emissions	tCO$_2$e	n.a.	1,426	1,590	(10%)	n.m.	n.a.	n.m.
Total scope 1+2 (location-based)[1]	tCO$_2$e	30,886	7,257	7,682	(6%)	7,722	n.a.	(9.1%)
Scope 3 GHG emissions								
Total gross indirect (scope 3) GHG emissions	tCO$_2$e	n.a.	2,993,588	3,744,413	(20%)	n.a.	n.a.	n.m.
Investments (general account)	tCO$_2$e	n.a.	2,809,853	3,585,913	(22%)	n.a.	n.a.	n.m.
Purchased goods and services	tCO$_2$e	n.a.	173,893	158,500	10%	n.a.	n.a.	n.m.
Of which: Cloud computing and data center services	tCO$_2$e	n.a.	13,931	11,560	21%	n.a.	n.a.	n.m.
Business travel	tCO$_2$e	n.a.	8,270	8,709	(5%)	n.a.	n.a.	n.m.
Employee home office	tCO$_2$e	n.a.	1,573	2,351	(33%)	n.a.	n.a.	n.m.
Total GHG emissions[2]								
Total GHG emissions (location-based)	tCO$_2$e	n.a.	3,000,845	3,752,094	(20%)	n.a.	n.a.	n.m.
Total GHG emissions (market-based)	tCO$_2$e	n.a.	2,997,378	3,747,482	(20%)	n.a.	n.a.	n.m.

n.a. – not applicable; n.m. – not measured; pp - percentage points

1   Aegon set combined interim targets for scope 1 and 2 (location-based) for 2030. Aegon has not yet set a target for 2050. The share of scope 1 in this reduction target is approximately 27%, and the share of scope 2 approximately 73%.
2   Aegon set a mix of intensity and absolute targets that cannot be aggregated. Furthermore, Aegon did not set targets for all asset classes. For our (interim) targets relating to the relevant investment classes, refer to the "Key performance indicator(s) and target(s)" table under the material topic Climate change.
3   This number shows the annual % GHG emissions reduction that Aegon needs to achieve every year to reach the 2030 target. The number for Total scope 1+2 (location-based) is calculated as follows: total reduction until 2030 is 30,888-7,722=23,166. Reduction each year is 23,164/11 years=2,106, which is 2,106/23,166*100=9.1% per year.

	unit	2025	2024	%
GHG intensity				
Total GHG emissions per EURm revenue (location-based)[1]	tCO$_2$e/EURm revenue	170.1	203.7	(17%)
Total GHG emissions per employee (location-based)[2]	tCO$_2$e/employee	254.2	313.9	(19%)
Total GHG emissions per EURm revenue (market-based)[1]	tCO$_2$e/EURm revenue	169.9	203.5	(17%)
Total GHG emissions per employee (market-based)[2]	tCO$_2$e/employee	253.9	313.6	(19%)

n.a. – not applicable; n.m. – not measured; pp – percentage points

1   Total GHG emissions are divided by Total revenues (Total revenues is presented in note 5 of the financial statements under "Segment results," column "Consolidated").
2   Employees refer to direct employees from Aegon Ltd. and its subsidiaries only. The number of direct employees is presented in the metrics table under Human capital.

Methodology

This section includes information on the methodologies used for the metrics presented in the metrics tables.

The energy consumption data is extrapolated by floorspace or headcount for sites where consumption data is missing.

Scope 1 emissions (not material)

Scope 1 covers GHG emissions associated with Aegon's own natural gas consumption. In 2025, refrigerant gases and stationary diesel use were included for the first time (in total for 2025: tCO$_2$e 816). Scope 1 includes all properties that we own or rent and use for our primary operations, as well as leased fossil-fuel cars. Properties where we only have financial control, but which we do not use for our own operations, fall under directly held real estate investment footprint (scope 3). Scope 1 GHG emissions and baseline are based on actual energy usage sourced from billing information or meter readings, where Aegon has direct contracts with energy suppliers.

The conversion factors for scope 1 are sourced from the UK Department for Environment, Food & Rural Affairs (Defra) using "100% mineral" for the United States, and "5% biofuel blend" for the Netherlands, United Kingdom, Spain, and Hungary. SF$_6$ is used by the electricity generators and is included. Biogenic emissions originating from the combustion or decomposition of biological materials such as wood and agricultural residues are not applicable. NF$_3$ emissions stemming from manufacturing are also not applicable. Energy conversion is calculated in Envizi, an IBM tool to calculate GHG emissions.

The conversion factors were selected because they best reflect the energy sources in the regions, are widely used, and are updated regularly. Aegon aligns its methodology with the GHG Protocol's Corporate Accounting and Reporting Standard.

Scope 2 emissions (not material)

Scope 2 covers GHG emissions from the generation of acquired and consumed electricity, steam, heat, or cooling. It includes all properties that we own or rent and use for our primary operations, as well as leased electric cars. Properties over which we have financial control but do not use for our own operations fall within the footprint of directly held real estate investments (scope 3). Electricity used for our offices and data centers is our main scope 2 GHG source. Electricity is sourced from fossil fuels, non-renewable sources, and self-generated non-fuel renewable energy (for example, our Cedar Rapids Solar Farm). Biogenic emissions are not applicable.

Scope 2 GHG emissions are expressed in both the GHG Protocol location-based and market-based metrices. Location-based refers to the physical location of energy consumption, while market-based uses emission factors derived from specific electricity suppliers' contracts, such as Renewable Energy Certificates in the United States.

Location-based conversion factors for electricity consumption are sourced from the US Environmental Protection Agency (eGRID regions), the European Environment Agency for the Netherlands, Spain, and Hungary, and Defra for the United Kingdom. Market-based, conversion factors are sourced from individual electricity suppliers. Scope 2 GHG emissions are based on actual energy usage sourced from billing information or meter readings for Aegon's direct contracts with energy suppliers. Energy consumption is extrapolated using floorspace or headcount for sites where data are missing. The emissions for electricity include CO_2, CH_4, and N_2O. Similar to scope 1, the energy conversion for scope 2 is also calculated in Envizi. The conversion factors were selected because they best reflect the energy sources in the relevant regions, are widely used, and are updated regularly.

Scope 3 emissions

All applicable GHG categories based on the 15 categories of the GHG protocol are included in scope 3 GHG emissions. The categories that are applicable for Aegon are: Investments (category 15), Purchased goods and services (category 1) combined with Capital goods (category 2), Business travel (category 6) and Employee commute and remote commuting (category 7). The remaining 10 categories of the GHG protocol are not applicable and therefore excluded.

Only the GHG category Investments is material for Aegon. The other GHG categories are not material and information is included on a voluntary basis.

GHG emissions from investments include those associated with general account investments, including total carbon emissions for Corporate Fixed Income (CFI) and Listed Equity, total carbon emissions for Sovereign Fixed Income (SFI) (including LULUCF), and total carbon emissions for directly held real estate. Aegon set interim targets to meet its net-zero ambition by 2050 for listed equity and CFI in its general account, as well as for directly held real estate investments. In line with market practice, these targets are set in terms of carbon intensity per asset class rather than absolute emissions and therefore not included in this table. For our (interim) targets relating to the relevant investment classes, refer to the "Key performance indicator(s) and target(s)" table under the material topic Climate change.

GHG emissions from purchased goods and services are linked to goods and services, including capital goods, purchased by Aegon in the reporting year. The calculation is estimated automatically in Envizi based on a spend-based approach in line with the GHG Protocol's Corporate Accounting and Reporting Standards. This method estimates upstream emissions by multiplying the total spend of goods and services by their respective emission factors.

The spend data is based on actual invoice payments and does not take into account accruals. Actual spend data is used for the reporting year until September 30 2025. The last quarter is estimated using average actual historical spend data in Envizi. The conversion factors are based on the Eora66 MRIO factor set, USA. The spend categories from our procurement system are mapped to the Eora66 categories in the emissions calculation system. The spend data set is cleaned for transactions that are not included in scope 3, such as intercompany transactions, taxes, and energy bills (scope 2). The spend data does not include our smaller regions because these are not set up in the central procurement system, including Spain, Portugal, Asia, and Hungary. It also excludes payments made by wire transfers. The total spend not covered is not material (less than 1%). We have not set a target for this category.

GHG emissions from purchased cloud computing and data center services are a subset of the total scope 3 Purchased goods and services. The applicable spend categories from the procurement system are mapped to the Eora66 category "Data processing, internet publishing, other IT" in the emissions calculations system.

GHG emissions from business travel include air, train, and car travel. Emissions are calculated in Envizi based on actual travel data and emissions factors from EPA and DEFRA, specified by region and distance band. Aegon does not report on GHG emissions related to employees commuting to the office. The only category reported under employee commute includes the emissions associated with direct employees working permanently from home. Emissions from employees working from home are estimated by applying the average energy consumption per employee at our office premises to each business unit.

Climate change mitigation and adaptation	unit	2025	2024	%
Investment footprint: Corporate Fixed Income + Listed Equity (CFI)[1]				
CFI - Total carbon emissions	tCO_2e	1,852,320	2,353,463	(21%)
CFI - Carbon footprint	tCO_2e/EURm invested	83	89	(6%)
CFI - Total carbon emissions and carbon footprint (coverage)	%	95%	93%	2pp
CFI - Weighted average carbon intensity	tCO_2e/EURm revenue	219	222	(1%)
CFI - Weighted average carbon intensity (coverage)	%	95%	94%	1pp
CFI - Weighted average carbon intensity 2019 baseline	tCO_2e/EURm revenue	459	459	0%
CFI - Reduction of weighted average carbon intensity vs. 2019 baseline	%	(52%)	(52%)	(1pp)
Additional CFI metrics in USD:				
CFI - Carbon footprint	tCO_2e/USDm invested	71	n.m.	n.m.
CFI - Weighted average carbon intensity	tCO_2e/USDm revenue	187	n.m.	n.m.
CFI - Weighted average carbon intensity 2019 baseline	tCO_2e/USDm revenue	409	n.m.	n.m.
CFI - Reduction of weighted average carbon intensity vs. 2019 baseline (based on USD)	%	(54%)	n.m.	n.m.
Investment footprint: Sovereign Fixed Income (SFI)[1]				
SFI - Total carbon emissions - excluding LULUCF	tCO_2e	1,031,281	1,349,558	(24%)
SFI - Carbon footprint - excluding LULUCF	tCO_2e/EURm invested	260	278	(7%)
SFI - Total carbon emissions and carbon footprint (coverage) - excluding LULUCF	%	85%	84%	1pp
SFI - Weighted average carbon intensity - excluding LULUCF	tCO_2e/GDP PPP int$	260	278	(7%)
SFI - Weighted average carbon intensity (coverage) - excluding LULUCF	%	85%	84%	1pp
SFI - Total carbon emissions - including LULUCF	tCO_2e	953,645	1,228,301	(22%)
SFI - Carbon footprint - including LULUCF	tCO_2e/EURm invested	240	253	(5%)
SFI - Total carbon emissions and carbon footprint (coverage) - including LULUCF	%	85%	84%	1pp
SFI - Weighted average carbon intensity - including LULUCF	tCO_2e/GDP PPP int$	240	253	(5%)
SFI - Weighted average carbon intensity (coverage) - including LULUCF	%	85%	84%	1pp
Investment footprint: Real estate[1]				
Real estate - Total carbon emissions	tCO_2e	3,887	4,149	(6%)
Real estate - Total floor space	m^2	76,594	75,964	1%
Real estate - Carbon intensity	$kgCO_2e/m^2$	62	68	(9%)
Real estate - Carbon intensity (coverage)	%	82%	80%	2pp
Real estate - Carbon intensity 2019 baseline	$kgCO_2e/m^2$	139	139	0%
Real estate - Reduction of carbon intensity vs. 2019 baseline	%	(55%)	(51%)	(4pp)
Total carrying amount of real estate assets by energy efficiency classes	EURm	45.1	49.9	(10%)
0 to <= 100kWh/m^2	EURm	0.9	3.1	(71%)
> 100 to <= 200kWh/m^2	EURm	36.9	38.4	(4%)
> 200 to <= 300kWh/m^2	EURm	-	-	0%
> 300 to <= 400kWh/m^2	EURm	-	-	0%
> 400 to <= 500kWh/m^2	EURm	-	-	0%
> 500kWh/m^2	EURm	7.4	8.3	(12%)
Investments: Active ownership				
Number of engagements with heaviest emitters (based on WACI)	nr	20	20	0%
Investment in companies contributing to climate mitigation and/or adaptation	EURb	2.8	2.5	14%
Investment in companies contributing to climate mitigation and/or adaptation	USDb	3.2	2.7	19%
Operational footprint (not material)				
Total Scope 1+2 (location-based)	tCO_2e	7,257	7,682	(6%)
Absolute reduction of scope 1+2 vs. baseline 2019	tCO_2e	(23,629)	(23,204)	2%
Relative reduction of scope 1+2 vs. baseline 2019	%	(77%)	(75%)	(1.4pp)

n.a. – not applicable; n.m. – not measured; pp – percentage points

1   The metrics are calculated in line with PCAF guidelines; however, we do not include scope 3 emissions of our investees due to data limitations. We will evaluate data availability with our data vendor in the coming years.

Methodology

Investment footprint: Corporate Fixed Income + Listed Equity (CFI)

The scope covers the listed equity and CFI assets in the global general account only. The disclosures are based on scope 1 and 2 emissions data reported by listed investees and collected through our data vendor MSCI, as well as scope 1 and 2 emissions data estimated by MSCI. 87% of the reported data has a Partnership for Carbon Accounting Financials (PCAF) data quality score in the range of 1 to 2 ("high quality"). The overall PCAF data quality score improved in 2025 to 1.60 (2024: 2.14).

For companies that have not reported carbon emissions data in the past, MSCI uses an industry-segment-specific intensity model. This model estimates emissions using the average carbon intensity for 1,000+ industry segments. These average intensities are then multiplied by each of the company's reported segments' revenue to calculate estimated emissions for each industry segment.

No parent name adjustments have been applied. Transamerica's runoff blocks and externally managed portfolios have been excluded from the calculations.

We do not extrapolate data for investees that are not listed in MSCI. The data availability for each indicator is expressed in a coverage ratio as disclosed above. In line with market practice, we use the latest available information from our data vendor, MSCI. Data is collected by MSCI once a year from the most recent corporate resources. Typically, reported data has a time lag of one year, because when MSCI pulls the information, the emissions data of the current year have often not been published. Reported data from the financial years 2025 and 2024 represents 58.6% of the covered population. Data from 2023 accounts for 40%, and the remaining 1.4% is older than 2023. For companies where only historical reported emissions data is available (from 2023 and earlier), MSCI extrapolates the historical data to estimate more recent carbon emissions. For the carbon footprint and WACI the portfolio value is calculated based on IFRS (clean market value).

Investment footprint: Sovereign Fixed Income (SFI)

The scope covers Sovereign Fixed Income (SFI), specifically central government bonds, in the global general account only. The scope 1 emissions are reported both including and excluding LULUCF. LULUCF stands for the sector's Land use, Land-use change, and Forestry. The disclosures are based on reported and estimated country-level scope 1 emissions data collected by our data vendor MSCI. In line with market practice, we use the most recent information available from our data vendor. Data is collected by MSCI once a year from the most recent official resources. Typically, this type of country-level reported data has a time lag of three years. As a result, most of the reported data is from the financial year 2022.

Emissions data is estimated by MSCI when reported data is not available. Historical country-level data for scope 1, including LULUCF, are extrapolated using the five-year historical average ratio. Historical data for scope 1, excluding LULUCF, is extrapolated using growth rates from modeled data sources. The PCAF data quality score for scope 1, including LULUCF, is 2.11 ("moderately high quality") and for scope 1, excluding LULUCF, is 1.33 ("high quality"). We do not extrapolate when countries' emissions data are not listed in MSCI. The availability of data for each indicator is expressed in a coverage ratio. The WACI is calculated based on the purchasing power parity (PPP)-adjusted GDP, which removes price level differences between countries. The PPP-adjusted GDP is sourced by MSCI directly from the World Bank and the IMF. For the carbon footprint and WACI the portfolio value is calculated based on IFRS (clean market value).

Investment footprint: Real estate

The directly-held real estate investment metrics include scope 1 and 2 location-based emissions of those properties. The real estate footprint is presented under scope 3, following the GHG Protocol. With this presentation, we deviate from the EFRAG guidance, which requires us to present real estate emissions, for which we have financial control, under scopes 1 and 2.

Real estate investment footprint covers "fully and jointly owned" commercial and residential real estate in Aegon's general account portfolio, where Aegon directly owns physical buildings or, in the case of joint ownership, has a 25% or greater share. The metric includes both landlord-controlled and tenant-controlled buildings and areas. It does not include Real Estate Investment Trust (REITs) funds or other listed vehicles, which should be captured under listed equity and corporate debt. It also includes real estate investments for own use, including our six Transamerica offices. These offices are part of our own operations and therefore also included in the operational footprint scope 1 and 2 GHG emissions. The emissions relating to these offices are immaterial (less than 0.2% of total GHG emissions) and therefore not adjusted. The metric only covers location-based emissions from these buildings where Aegon was able to collect this data.

The scope of the total carrying value of real estate assets by energy efficiency classes is the same as for the real estate investment footprint. The carrying value represents the IFRS value.

For all asset classes presented in the table above, the calculation of "total carbon emissions" is based on available data and no extrapolation was applied. The data availability for each indicator is expressed in a coverage ratio as disclosed above. An increase in data coverage will impact total carbon emissions.

Active ownership

Aegon seeks to establish constructive dialogue with the top 20 corporate carbon emitters in Aegon's general account, either bilaterally or through an investor consortium, to promote responsible business practices, including reducing its carbon footprint. The number of engagements with the heaviest emitters represents the number of companies that have been engaged by Aegon. The selection of top emitters to engage is based on a quantitative screen of WACI scores, as well as a qualitative check considering the history of existing engagements and/or reliable counterparties, and whether the company has or pledges to have a climate transition plan or science-based targets.

Investments in companies that contribute to climate mitigation and/or adaptation include investments in economic activities that either substantially reduce GHGs by avoiding emissions or sequestering carbon dioxide already in the atmosphere, or that substantially enhance adaptive capacity, strengthening resilience, and reduce vulnerability to climate change. When assessing climate solution investments, we leverage the Target-Setting Protocol's guidance in terms of key sector activities (Pollution, Waste, Water Solutions, Sustainable Land & Marine, Sustainable Transportation, Manufacturing & Industry, ICT Solutions, Green Buildings & Homes, and Renewable Energy). For labelled "Green" or "Sustainability" bonds, Bloomberg data is typically used to confirm that the stated use of proceeds meets eligibility criteria. Where available, third-party opinions are considered for support (for example Sustainalytics). Note that these investments are held in the Transamerica general account and are not available for direct investment or co-investment by Transamerica clients.

Energy (not material)	unit	2025	2024	%
Energy consumption and mix				
Fuel consumption from natural gas[1]	MWh	8,308	8,123	2%
Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources[2]	MWh	3,916	347	1027%
Total fossil energy consumption	MWh	12,224	8,471	44%
Share of fossil sources in total energy consumption	%	52%	32%	20pp
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources[3]	MWh	6,032	13,118	(54%)
Consumption of self-generated non-fuel renewable energy	MWh	5,159	5,011	3%
Total renewable energy consumption	MWh	11,190	18,130	(38%)
Share of renewable sources in total energy consumption	%	48%	68%	(20pp)
Total energy consumption	MWh	23,415	26,601	(12%)

n.a. – not applicable; n.m. – not measured; pp - percentage points

1   This refers to natural gas supplied through a national grid network.
2   This refers to electricity, heat, steam, and cooling supplied through a national grid network not specified as being from renewable sources.
3   This refers to electricity, heat, steam, and cooling supplied through a national grid network, but which has been generated from renewable sources (such as wind, solar, or hydro). The use of nuclear energy is not specified by energy suppliers and therefore cannot be disclosed separately. It is included in this category.

Supplementary explanation

Share of fossil versus renewable sources

Our approach to energy procurement matured in 2025. We discontinued the purchase of Renewable Energy Certificates (RECs), which has resulted in a lower share of renewable electricity. This change prioritizes direct renewable procurement and energy-efficiency measures, and ensures our reported figures reflect the tangible grid impact of our initiatives. In the United States, the Cedar Rapids Solar Farm continues to supply the majority of our facilities' electricity needs.

Methodology

Energy (not material)

Energy use is sourced from billing information or checked from meter readings when Aegon has direct contracts with the energy suppliers. The metric reflects 12 months of the calendar year and the cut-off date for collecting actual data is January 31.

Missing data is estimated based on historical energy use data. After this cut-off date, data is updated to actuals, only in cases of material changes or when significantly more accurate information becomes available. If Aegon does not manage the energy contract, information is obtained from the property's landlord or managing agent.

Energy consumption data for sites is extrapolated using floorspace or headcount when actual or historical energy consumption data are missing. The scope includes all properties that we own or rent and use for our primary operations. To demonstrate renewable energy consumption, Green Energy Certificates are obtained annually for electricity consumed in previous year.

Assessment of anticipated financial effects and resilience

Aegon regularly assesses the climate-related resilience of its business activities to guide and inform its approach to climate risk, including transition risk and physical risk. The following section outlines how we approach climate impact assessments for our business continuity, underwriting, and investment management activities and how the results affect our resilience to climate change.

Overall view

Overall, our projections and assessment of climate change effects demonstrate resilience across Aegon's business activities, including our investment activities. Aegon implements business continuity measures to mitigate the risk of disruption to our operations as a result of physical climate risk. We have very limited exposure to non-life business and are therefore less exposed to the direct consequences of increasing frequency and severity of climate-related events in our underwriting. Climate risk scenario analysis of our general account investment portfolio, performed using a top-down approach, indicates that Aegon has a good level of resilience in the general account portfolio against key systemic climate risk drivers and across climate scenarios, over a 40-year horizon.

This is largely attributed to the high allocation of fixed income assets in the general account (see the analysis detailed later in this section). Approximately 80% of the general account exposure is fixed income assets; within this, around 50% is US corporate bonds, which serves to limit the cumulative climate-related impact on returns. We expect returns from the fixed income asset class to be less exposed to climate risks than equities, real estate, or other asset classes. In 2025, a complementary bottom-up physical risk assessment was performed on Transamerica's commercial mortgage loan (CML) portfolio. Analysis demonstrates that elevated climate risk is limited to small pockets of portfolio, with a good set of mitigants in place to control impacts (for example, insurance, strong borrower strength, and equity cushion from borrower).

It is important to recognize the high degree of uncertainty with respect to projected outcomes and the inherent challenges and limitations with these assessments.

The timeframe for climate change developments stretches from the short term (less than one year) – where society is already feeling the impacts of climate change – to the medium (one to five years) and long-term (more than five years) horizon, with a dependency on GHG emission pathways. This creates further challenges when assessing the relevance of long-term climate developments to the organization's generally shorter-term strategy timeframe, which, in the case of Aegon, closely links to our three-year budget and medium term plan cycle (B/MTP).

For our investments, we focused on Aegon's general account, where the weighting is heavily fixed income-oriented, with smaller amounts allocated to real estate and equity-like holdings. In line with peer companies, there is also a meaningful exposure to commercial mortgage loans.

Climate risk analysis overview

Based on our current assessments, we conclude that Aegon's climate risk exposure relating to underwriting and Aegon's general account assets is limited, and that the company's resilience is good. The following sections provide more detailed findings from our climate-related resilience assessment.

Business continuity

Business continuity refers to the capability of an organization to continue delivering its critical products and/or services at an acceptable level during and after a disruptive event (for example, an extreme weather event). Aegon has embedded Business Continuity Management (BCM) throughout the organization in order to ensure that the targeted business continuity risk is mitigated and maintained within the set tolerance, and to ensure that we assess, consider, and comply with relevant legislative, regulatory, and internal requirements.

As part of Aegon's business continuity practices, each business unit conducts and maintains a Business Impact Analysis (BIA) addressing severe but plausible business disruptions, including physical climate-related risks such as floods or earthquakes.

In addition, each business unit owns business continuity plans for operations during and after such events, and disaster recovery plans that define the resources, actions, tasks, and data required to manage the technology recovery effort. Aegon's business continuity, disaster recovery, and crisis management practices are regularly assessed, validated, and enhanced to ensure their effectiveness.

Physical climate-related risks are mitigated through established measures, including remote-working capability and backup and recovery measures on a data center, hardware, application, and data level. In addition, there are physical security controls and comprehensive resilience planning. As a result of these controls, the residual financial impact of physical climate-related risks is assessed as limited. Remaining residual risk primarily relates to large-scale external infrastructure failures, such as prolonged disruption of energy, telecommunications, or internet services, which are beyond our direct control.

Insurance and pension - underwriting
Aegon is primarily a life insurance company and therefore the main exposure to climate risk in underwriting is through the impact on life expectancy. Because of Aegon's minimal non-life business, impacts from the direct consequences of increasing frequency and severity of climate-related events are limited. The climate-related impacts on life expectancy are expected to materialize over time through shifts in average mortality and morbidity rates. These developments are highly uncertain, and there has always been a continuous shift in mortality and morbidity rates, with underlying driving factors influencing these rates up and down. Historically, we have observed a general decline in mortality rates. People are living longer, mainly through the advancement of science, while behavioral changes such as obesity and drug addiction are examples of drivers that cause higher mortality. Climate change is likely to be an additional driver that can impact mortality positively or negatively.

In a 2023 World Health Organization publication, a quantitative risk assessment is made of the effects of climate change on selected causes of death throughout 2030 to 2050. According to the study, the yearly projected number of additional global deaths due to climate change is around 250,000. This is a small fraction of the global population, concentrated in markets in which Aegon does not operate and mostly affects the less affluent uninsured population. When these factors are considered, we consider the projected financial effects for Aegon to be minimal.

Investments
Aegon conducts an extensive and systematic quantitative climate risk assessment annually. The assessment consists of two elements: a climate scenario analysis focused on the overall portfolio level impacts and an asset-level climate risk analysis. For the 2025 climate scenario analysis, Aegon continued its collaboration with Ortec Finance using the company's Climate MAPS solution, a scenario-based tool.

While the full scenario analysis includes Aegon's separate account investment portfolio, the potential within the separate account to financially impact Aegon is more limited and indirect, because customers primarily bear the investment risk. Therefore, the scope of the following information includes Aegon's general account portfolio.

The assessment includes asset-level impacts in addition to the portfolio level results, to increase the understanding of the anticipated financial effects from physical and transition risk within Aegon's general account portfolio. To better reflect Aegon's general account specifics (for example, asset type mix, sector mix, and region mix), transition risk and physical risk are considered separately. For more details on the steps taken during the assessment, please see the Methodology and assumptions section.

Climate pathways overview
In the results shared below five plausible climate pathways are considered, as follows:
- An orderly Net-zero pathway ("Net-zero" / "NZ")
- A disorderly Net-zero pathway ("Net-zero Financial Crisis" / "NZFC")
- A delayed Net-zero pathway ("Delayed Net-zero" / "DNZ")
- An orderly but limited transition ("Limited Action" / "LA")
- A failed transition pathway ("High Warming" / "HW")

A depiction of the Ortec scenarios and baseline according to temperature, and the level of physical and transition risk can be found in the figure below. Further details about these scenarios and their key underlying assumptions can be found subsequently in the Methodology and assumptions section.

Ortec scenarios and baseline according to temperature and the level of physical and transition risk

Ortec finance climate scenario set


Disorderly
Too little, too late
Net-zero financial crisis
↑1.6 °C
Delayed net-zero
↑1.9 °C
Net-zero
↑1.6 °C
Baseline
↑2-3 °C
Limited action
↑2.9 °C
High warming
↑3.7 °C
Orderly
Hot house world
Transition risks
High
Low
Physical risks
Low
High

Portfolio level climate risk impacts - overview
As previously stated, our projections demonstrate good resilience in the value of the general account portfolio against key systemic climate risk drivers and across climate scenarios, over a 40-year horizon. This is largely attributed to the high allocation of fixed income assets in the general account, which serves to limit the cumulative climate-related impact on returns. We expect the returns from the fixed income asset to be less exposed to climate risks than equities, real estate, or other asset classes. This is due to its higher seniority of bondholders (versus shareholders/asset owners) and the limited maturity of the bonds.

It is important to recognize, as previously stated, the high degree of uncertainty with respect to these projected outcomes. This includes the time periods over which we consider resilience, differing predictions of potential climate change pathways, and data availability. Climate risk scenario modeling is an inherently challenging topic involving significant assumptions and the need for modeling complex interactions.

Furthermore, projected outcomes show only the median outcome under the modeled pathway, and not the uncertainty underlying the point estimate. There are additional challenges due to the relevance of long-term climate developments to the organization's strategic planning, which is over shorter timespans.

Asset-level impacts - transition risk overview
Transition risk reflects the financial impacts arising from a global shift to a low-carbon economy, driven by changes in policy, regulation, technology, and market/consumer sentiment. For Aegon's general account, this risk may manifest via investments in sectors or companies whose value may decline or whose credit quality may deteriorate under a low-carbon transition.

The impacts of this risk are expected to vary by time horizon such that there is a medium impact over a short-term horizon and a high impact over a medium- and long-term horizon.

To assess the significance of this risk to Aegon, the projected returns of different asset types and sectors were considered under the DNZ pathway, where transition risk is most prominent. Carbon intensive sectors such as oil and gas, fossil-based utilities, and coal and manufactured fuels are most adversely affected, and the magnitude of the adverse impacts were more severe for equities than investment grade corporate bonds.

The sectoral breakdown of Aegon's general account, with the majority being corporate bond holdings, shows that they are well diversified by sector and the exposure to more carbon-intensive sectors (for example, energy and natural gas) is not overly concentrated. This helps to limit Aegon's transition risk exposure relating to the general account assets.

Asset-level impacts - physical risk overview
Physical risk covers climate risks associated with physical changes, for example, temperature, rising sea levels, decreasing land, labor, and productivity. These risks are driven by extreme weather events; for example, acute physical risk and gradual temperature changes (chronic physical risk).

The impacts of this risk are expected to vary by time horizon: there is a medium impact over a short-term horizon and a high impact over a medium- and long-term horizon.

To assess the significance of this risk to Aegon, the projected returns of different asset types and sectors are considered under the HW pathway, where physical risk is very prominent. Analysis shows projected returns vary significantly by asset type. Real estate assets and alternatives (mostly private equity) are most adversely affected followed by equity, while cash and fixed income assets are more resilient. Sector differences are less pronounced in this scenario, with region being a much bigger distinguishing factor.

Given this insight, Aegon's general account asset type and regional breakdown were further examined. Although the portfolio is heavily concentrated in the United States, a region where the projected GDP impacts are more severe than average (versus other countries), the predominance of fixed income and relatively low allocations to real estate and equity help mitigate this exposure. Overall, Aegon's physical risk exposure for the general account assets is assessed as limited.

Connectivity with financial statements
We have considered the connectivity between the climate-related assumptions reflected in the financial statements versus those in the climate risk scenario analysis of our asset portfolio. The role and nature of climate assumptions differ between the two calculations. In the financial statements, we are generally interested in the fair value of an asset, and climate assumptions are reflected implicitly in the market prices. In climate risk scenario analysis, we are interested in the understanding of the resilience of asset values under specific climate scenario stresses. We make specific climate assumptions to measure this.

There are also similarities in the climate assumptions used. For both the Expected Credit Loss (ECL) in the financial statements and for the baseline in the climate risk scenario analysis, we use Network for Greening the Financial System (NGFS) scenarios as input for the baseline calculation. However, our data vendors also use their own in-house scenarios to complement the NGFS scenarios. Moody's Analytics, which supports us in the ECL calculation, uses a weighted combination of three NGFS scenarios in combination with their in-house Technology Solutions scenario.

Ortec Finance uses physical risk impacts from the NGFS Nationally Determined Contributions (NDC) scenario and transition risk impacts from their in-house LA scenario for the climate risk scenario analysis. Overall, we notice that the forecasted baseline warming range is broadly consistent. More details on the climate risk scenario analysis methodology can be found in the Methodology and assumptions section.

Detailed climate risk analysis
Detailed portfolio level impacts

In the figure on the right, the 2025 overall results with respect to the general account asset portfolio are provided. Results are shown as a return impact versus a climate-informed baseline outlook. Of the five core pathways (solid lines), the chart illustrates the HW pathway has the greatest ultimate cumulative impact on the portfolio where the impacts develop more gradually but accelerate later following the significant physical risks of this path manifesting and future impacts being priced in by the financial markets. In the case of the LA pathway, a similar shape to the impacts is observed, though they are less severe than the HW.

The DNZ and NZFC pathways, in line with expectation, have a smaller ultimate cumulative impact versus HW and LA. Given the delay in reaching a net-zero world, the cumulative impacts for the DNZ pathway are slightly more severe than the NZFC due to the accumulated physical risk impacts. However, in the case of NZFC, significant return volatility is observed in the short term. The NZ pathway is smooth and returns are resilient, displaying the most optimistic outcome.

Overall, the projections in the chart demonstrate good resilience in the value of the general account portfolio against key systemic climate risk drivers and across climate scenarios, over a 40-year horizon. This is largely attributed to the high allocation of fixed income assets in the general account, which serves to limit the cumulative climate-related impact on returns. We expect the returns from the fixed income asset class to be less exposed to climate risks than equities, real estate, or other asset classes. This is due to its higher seniority of bondholders (versus shareholders/asset owners) and the limited maturity of the bonds.

Despite the above assessment, it is important to recognize, as stated earlier, the high degree of uncertainty with respect to the outcomes projected above. Furthermore, it is important to recognize the projected outcomes show only the median outcome under the modeled pathway, and not the uncertainty underlying the point estimate.

In recognition of this, the figure shows the results of two stress variants for the NZFC and HW pathways (see dashed lines). These represent stress scenarios of the original pathways, where extreme shocks are applied to further test the resilience of Aegon's general account portfolio in these scenarios. The effects of the more severe damage function can be seen in the HW stress variant, with cumulative returns around 7.5% more severe than the regular HW variant by the end of the 40-year projection. The NZFC stress variant also depicts the more severe sentiment shock in 2025, however, the long-term impacts of this stress are reasonably muted.

Aegon general account - return impact versus baseline (cumulative) by year and scenario



Detailed asset-level impacts

This section will focus on asset-level analysis to further investigate transition and physical risk independently. This analysis will consider the asset side of the balance sheet with the scope restricted to Aegon's general account assets. In the figure below the asset weighting of the general account is shown as per December 2025.

General account asset weighting



The objective of this analysis is to provide an understanding on how physical and transition risks have (or could reasonably be expected to have) a material influence on the undertaking's financial position, financial performance, and cash flows over the short, medium, and long term. For this purpose, Aegon has defined the short, medium, and long term as detailed here.

In the previous figure, corporate bonds represent the largest holdings, accounting for close to half of the general account exposure as per December 2025. The assessments below have been made without considering climate change mitigation and adaptation actions for transition and physical risk respectively (they are gross impacts).

Detailed asset-level impacts - transition risk

Transition risk covers climate risk associated with the transition to a low-carbon economy driven by changes in policy, regulation, technology, and market and consumer sentiment. For the assets in Aegon's general account, this risk may manifest via investments in sectors or companies that are adversely exposed to a transition to a low-carbon economy and thereby lose value or experience default or downgrade.

For this analysis, the impacts of this risk are expected to vary over time such that there is a medium impact over a short-term horizon and a high impact over a medium- and long-term horizon.

To assess the significance of this risk to Aegon, the projected returns of different asset types and sectors were considered under the NZ, NZFC, and DNZ pathways, where transition risk is most prominent. Of the net-zero pathways, DNZ is best placed to assess transition risk since NZ represents a very optimistic scenario and NZFC exhibits severe volatility in the short term with resulting sentiment shock. For example, in the figure below the sectoral performance is shown for US investment-grade corporates and US equity under the DNZ scenario.

US equities cumulative returns by sector (DNZ)



US equities cumulative returns by sector



The charts above demonstrate a large differentiation in returns by sector under this DNZ pathway. As expected, highly carbon-intensive sectors such as oil and gas, fossil-based utilities, and coal and manufactured fuels are most adversely affected. The magnitude of the adverse impacts differs substantially for equity and investment grade corporate bonds, with the former having far more extreme impacts.

Given this insight, the sector breakdown of Aegon's general account was examined to understand Aegon's exposure to sectors with the greatest transition risk exposure. For example, in the next figure the sectoral breakdown of the Transamerica general account corporate bond holdings is shown.

From this, we can see that Transamerica's general account holdings in corporate bonds are well diversified by sector and the exposure to more carbon-intensive sectors (for example, energy and natural gas) is not overly concentrated. This feature helps limit Aegon's transition risk exposure relating to the general account assets.

Transamerica general account corporate bonds by sector



Detailed asset-level impacts - physical risk

Physical risk covers climate risks associated with physical changes; for example, temperature, rising sea levels, decreasing land, labor, and productivity. These risks are driven by extreme weather events (acute physical risk) and gradual temperature changes (chronic physical risk).

The impacts of this risk are expected to increase with time, such that it has a low impact over a short-term horizon, a medium impact over a medium-term horizon, and a high impact over a long-term horizon.

To assess the significance of this risk to Aegon, the projected returns of different asset types and sectors are considered under the HW pathway where physical risk is very prominent. In the figure below, the projections for the HW pathway are shown.

Returns by asset type (HW)



Legend:
- Alternatives
- Cash
- Equity
- Fixed income
- Real estate

Impacts on GDP (HW)



Legend:
- Brazil
- Canada
- China
- Europe
- India
- Norway
- UK
- US

In the HW scenario, where physical risk is very prominent, there is a large variation in returns by asset type. For example, real estate assets and alternatives (mostly private equity) are most adversely affected followed by equity. Cash and fixed income assets are more resilient.

Under the HW pathway, the level of sector performance differentiation is more limited, with the region of exposure being a much bigger distinguishing factor.

Given this insight, Aegon's general account asset type and regional breakdown were examined. From a regional perspective, the general account exposure is heavily concentrated in the United States, a region where the magnitude of the projected negative impacts on GDP is above average. However, the consequence of this regional concentration in the United States is mitigated somewhat by the Aegon general account asset mix, which is heavily fixed income orientated with smaller amounts allocated to real estate and equity-like holdings.

Overall, we believe the above considerations help limit Aegon's physical risk exposure as pertains to the company's general account assets.

Finally, it is worth noting that this assessment has been made more from a top-down (that is, an asset class, sector, and region level) perspective. We are concurrently developing our bottom-up assessment capabilities (for example, security and property level) to complement the existing top-down analysis. For example, in 2025 we conducted a bottom-up physical risk assessment on Transamerica's commercial mortgage loan (CML) portfolio on a pilot basis. From a property perspective, we observe pockets of exposure to climate risk. However, when looking from a loan perspective (as the commercial mortgage lender), we consider property risk remote due to the strong set of mitigants in place to limit impacts.

The above analysis suggests Aegon's more limited exposure to both physical and transition risk when considering the general account assets. Both the scope and methodology will continue to evolve as Aegon works toward quantitative disclosures in the future.

Methodology and assumptions

In this section, we provide details on the scenarios, methodologies, and assumptions underlying the climate scenario analysis. As mentioned, to conduct this year's annual climate scenario analysis, Aegon continued its collaboration with Ortec Finance using their Climate MAPS solution, a scenario-based tool. The scope of this assessment covers all insurance business units[1].

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1   Aegon Asset management is out of scope of analysis

Performing this assessment consists of different stages (listed in order of sequence):

- **Climate pathways development** with scenarios differing in terms of policy and technology changes, physical risks, and pricing-in changes.
- **Macroeconomic modeling** where scenario assumptions drive macroeconomic changes per region, per sector (for example, country GDP, inflation, and sector Gross Value Added (GVA)).
- **Financial modeling** which translates macroeconomic impacts to financial variables and pricing dynamics are modeled. Climate MAPS translates GDP/GVA and Consumer Price Index climate-shocks over time to 600+ financial and economic variables.
- **Apply mapping** where Aegon's assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The end model output is climate-adjusted risk-return metrics for Aegon's asset portfolios up to 40 years ahead over the different climate pathways.

The first three stages above form part of Ortec Finance's Climate MAPS solution with the final mapping stage conducted by Aegon.

Climate pathways in detail

As stated previously, five plausible climate pathways are considered as presented in the table below.

The analysis includes a climate-informed baseline which reflects a 2-3°C warming range, which we believe aligns with industry and market views under which we are currently traveling down a "too little too late" trajectory. Furthermore, the assumed transition risk impacts are consistent with the LA pathway and physical risk impacts consistent with the Network for Greening the Financial System's (NGFS) Nationally Determined Contributions (NDCs) scenario.

We believe these assumed impacts are reasonably aligned with market pricing, where some pricing of climate risks is evident. The impacts in the subsequent 2025 results shown are relative to this reference baseline.

Description of climate pathways

Net-zero (NZ)	Net-zero financial crisis (NZFC)	Delayed net-zero (DNZ)	Limited action (LA)	High warming (HW)
Explores an orderly net-zero transition (avg. Global warming of 1.6°C by 2100)	Explores disruptive reaction from financial markets (avg. global warming of 1.6°C by 2100)	Explores a disruptive and delayed net-zero transition (avg. global warming of 1.9°C by 2100)	Explores an orderly but limited transition (avg. global warming of 2.9°C by 2100)	Explores severe physical climate risks (avg. global warming of 3.7°C by 2100)
• Highly ambitious low-carbon policy and rapid technology transition • Early and smooth transition • Market pricing-in dynamics occur smoothed out in the first 3 years • Locked-in physical impacts	• Highly ambitious low-carbon policy and rapid technology transition • Sudden disinvestments in 2025 to align portfolios to the Paris Agreement goals have disruptive effects on financial markets with sudden repricing followed by stranded assets and a sentiment shock • Locked-in physical impacts	• Ambitious policy commitments combined with considerable improvements in feasibility and competitiveness of low-carbon technology • Markets price in transition and physical risks in 2030 • Physical risks limited over short- to medium-term	• Policymakers implemented limited NDCs and fall short of meeting the Paris Agreement goals • High gradual physical and extreme weather impacts • Markets price in physical risks of the coming 40 years in 2030, and risks of 40-80 years in 2039	• No new climate policies enacted and the world fails to meet the Paris Agreement goals • Very severe gradual physical and extreme weather impacts • Markets price in physical risks of the coming 40 years in 2023, and risks of 40-80 years in 2039
Proprietary Ortec pathway aligned to[2]:	**Proprietary Ortec pathway aligned to[2]:**	**Proprietary Ortec pathway aligned to[2]:**	**Proprietary Ortec pathway aligned to[2]:**	**Proprietary Ortec pathway aligned to[3]:**
~ "very low emissions" IPCC scenario: **SSP1-1.9** with a ~50% probability of limiting warming to 1.5°C by 2100	~ "very low emissions" IPCC scenario: **SSP1-1.9** with a ~50% probability of limiting warming to 1.5°C by 2100	~ "low emissions" IPCC scenario: **SSP1-2.6** with a very likely 1.3°C to 2.4°C warming by 2100	~ "intermediate emissions" IPCC scenario: **SSP2-4.5** with a very likely 2.1°C to 3.5°C warming by 2100	~ "high emissions" IPCC scenario: **SSP3-7.0** with a very likely 2.8°C to 4.6°C warming by 2100

This figure highlights the warming assumed in the reference baseline is most closely aligned with the LA pathway due to the similar range of global temperature increases of 2-3°C. It is worth noting that the NZ pathway can now be seen as an optimistic scenario where the global temperature increase is only 1.6°C.

In the scenario analysis, two stress variants of the HW and NZFC pathways are also considered. The NZFC stress variant incorporates the impact of more severe sentiment shock where the stress variant is double that of the NZFC.

In the HW pathway, there are two pricing-in periods that represent the long-term impacts of physical risk. The HW stress variant uses a more severe damage function[1] and assumes the second pricing-in period of the HW pathway materializes earlier, meaning the physical impacts are more severe sooner.

Macroeconomic modeling

The climate pathway assumptions drive macroeconomic changes per region and sector (such as GDP, inflation, and sector GVA). As an example, in the following figure, the projected cumulative impact on US GDP is shown for each pathway, together with the risk driver contribution from transition risks (for instance, policy, and technological changes) and physical risk (for example, gradual impact, and extreme weather events).

The figure below illustrates the greatest ultimate cumulative GDP impacts for the HW pathway, followed by the LA pathway and then followed by the DNZ pathway. In these pathways, we notice physical risks are particularly prominent with gradual physical risk impacts increasing significantly over time. In the net-zero (NZ and NZFC) pathways that follow, the ultimate cumulative GDP impacts are smaller, having successfully transitioned to a net-zero world by 2050. Nevertheless, locked-in physical impacts still emerge in these pathways.

Cumulative US GDP impacts and contribution by year, risk driver, and pathway



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[1]   High Warming scenario uses the Logistic 5°C damage function, whereas the High Warming Stress variant uses the Logistic 4°C damage function, meaning 100% GDP loss is reached earlier, at 4°C instead of 5°C.

Financial modeling

The next step in the modeling involves employing financial modelling to translate the macroeconomic impacts to financial variables and capturing pricing dynamics. These variables have a high degree of granularity differing by country, sector, and year for each pathway.

As an example, the figure above shows the projected annual impact across four pathways for US equities and US investment-grade corporate bonds.

In the case of the HW and LA pathways, where physical risk is prominent, two pricing-in periods are assumed where financial markets price in physical risks of the coming 40 years during 2030, and risks of 40 to 80 years during 2039. It can be observed that these pricing-in moments negatively impact both US equities and US corporates. However, US investment grade corporates exhibit a strong rebound in the

ensuing years of both periods. Fixed income investments are projected to be more resilient to climate-related risks than equities, due to the seniority of bondholders compared to shareholders and the limited term to maturity of corporate bonds.

In contrast, in the NZFC pathway, where transition risk is prominent, a severe negative impact is concentrated in 2026 for both asset classes when sudden disinvestments, to align portfolios to the Paris Agreement goals, have disruptive effects on financial markets, with sudden repricing followed by stranded assets and a sentiment shock. US corporate bonds demonstrate considerable resilience in 2027 as the market adjusts and perception shifts post-repricing, unlike US equities. The DNZ pathway shows more severe negative impact than the NZFC since the disruptive policy change is delayed until 2030, allowing physical risk to manifest to a greater extent.

US equity and corporate bond impact by year and pathway



Mapping to Aegon exposures

In this final stage, we apply mapping where Aegon's assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The Climate MAPS solution has a large suite of asset benchmarks available with a high level of granularity by asset class, region, and rating. The depth and breadth of available asset benchmarks is strongest for more traditional asset classes (such as equities, government bonds, corporate bonds, and real estate). However, we observe that, for less traditional exposure (for example, mortgage assets), mapping can be more challenging, requiring the use of proxies.

In this step, we make assumptions of how the general account asset portfolio evolves over time, specifically that portfolio asset allocation is stable over time and that its value rises and falls with its investment return but does not take account of other external dynamics; for example, new money inflows and claims outflows.

It is worth noting that, in the case of fixed income credit, the asset exposure is mapped to a combination of corporate bond benchmarks with specific credit ratings. Given that a constant asset allocation over time is assumed, this implicitly assumes a regular rebalancing of the exposure, as defaults and migrations emerge, to maintain the initial credit rating split.

An alternative modeling approach would be to assume less dynamic management of the fixed income assets where Aegon would buy and hold the securities.

Following application of the mapping, the end model output is climate adjusted risk-return metrics for Aegon's asset portfolios up to 40 years ahead over the different climate pathways.

Task Force on Climate-related Financial Disclosures content index
The table below indicates where Aegon's TCFD disclosures can be found in this report. In line with local regulations, Aegon UK and Aegon Asset Management UK publish standalone TCFD reports. The latest versions are available on their respective websites.

Section	Recommended disclosure	Page reference
Governance	a) Describe the board's oversight of climate-related risks and opportunities	General information - Governance - Aegon's sustainability governance
	b) Describe management's role in assessing and managing climate-related risks and opportunities	General information - Governance - Aegon's sustainability governance
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term	Climate change - Impacts, risks, and opportunities - Climate change mitigation Climate change - Impacts, risks, and opportunities - Climate change adaptation
	b) Describe the impact of climate-related risks and opportunities on the organization's business, strategy, and financial planning	General information - Governance - Aegon's sustainability governance Climate change - Policies, procedures, and commitments Climate change - Actions (and resources)
	c) Describe the resilience of the organization's strategy, taking into considerations different climate-related scenarios, including a 2°C or lower scenario	Climate change - Assessment of anticipated financial effects and resilience - Climate risk analysis overview
Risk management	a) Describe the organization's processes for identifying and assessing climate-related risks	Climate change - Group-level Climate Risk Assessment
	b) Describe the organization's processes for managing climate-related risks	General information - Governance - Monitoring the effectiveness of our policies and risk framework Climate change - Group-level Climate Risk Assessment
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management	General information - Governance - Monitoring the effectiveness of our policies and risk framework Climate change – Integration of climate risk within our wider risk approach
Metrics and targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process	Climate change – Metrics
	b) Disclose scope 1, scope 2, and, if appropriate, scope 3 GHG emissions, and the related risks	Climate change - Impacts, risks, and opportunities - Climate change mitigation Climate change - Impacts, risks, and opportunities - Climate change adaptation Climate change – Metrics
	c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets	Climate change - Key performance indicator(s) and target(s)

Social information

Human capital

Our people are key to how we achieve our purpose and strategy, as explained in the Creating value for our stakeholders section, Employees.

We aim to maintain high levels of employee engagement and wellbeing and to support our workforce in building rewarding and fulfilling careers. Attracting, developing, and retaining talent is vital to ensuring our people reach their full potential and live their best working lives. In line with our purpose, we seek to create a professional culture that engages and welcomes everyone and demonstrates these values to our customers and communities to drive positive change. Aegon's ambition is to be a fair and inclusive company, supporting people to overcome obstacles to participation and building an environment where everyone belongs and can play a role in our collective success. The following section outlines our approach to managing the material IROs associated with human capital.

Definition

Aegon's approach to human capital aims to create a work environment that enables our employees to thrive for the benefit of themselves and their organization. It covers talent management, working conditions, employee engagement, and equal treatment and opportunities.

Aegon's workforce includes three main categories:
- Our own (direct) employees; this category covers employees of Aegon Ltd. and its wholly owned subsidiaries.
- Non-employee workers[1] in our workforce who, typically, perform similar work to that of our employees.

Our direct employees work in an office environment or from home, and the majority are based in the Americas, followed by the United Kingdom and the Netherlands.

Impacts, risks, and opportunities

Aegon aims to amplify its positive impact, contribute to meaningful and fulfilling careers for a multi-generational workforce, and embody the characteristics of a modern and responsible employer. This includes creating a supportive work environment, and providing wider benefits, such as flexible working and parental leave. Overall, these actions aim to enhance employee engagement and help employees live their best lives.

Aegon's material IROs related to human capital are spread across the sub-topics of general working conditions, social dialogue, training and skills development, equal treatment and opportunities, and measures against violence and harassment in the workplace.

The IROs apply to our own (direct) employees in all geographies where we have wholly owned subsidiaries[2]. The material IROs described below are positive impacts that can arise in the short-, medium-, and long-term. The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail, and the numbering corresponds to the numbers in the table.

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[1] Non-employee workers are individuals who have a contract with Aegon to supply labor ("self-employed workers") and workers provided by third-party companies primarily engaged in "employment activities." Non-employee workers hired through third-party companies typically perform the same work when they cover for employees who are temporarily absent (for example, due to illness, holiday, or parental leave).

[2] In the case of our employee engagement survey, the employees of joint ventures are included in the scope.

ESRS topic	Sustainability matter (sub-topic and sub-sub-topic)	Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter		
		Upstream	Own operations	Downstream	Impact	Risk	Opportunity
ESRS S1: Own workforce	General working conditions		Own operations		1		
	Social dialogue		Own operations		2		
	Training and skills development		Own operations		3		
	Equal treatment and opportunities		Own operations		4, 5		
	Measures against violence and harassment in the workplace		Own operations		6		

General working conditions

Definition: The working environment and aspects of an employee's terms and conditions of employment.

Impact:
1. Positive, actual: Good working conditions, including flexible working, wider benefits, fair pay, vacation, family leave, and other provisions, promote positive impacts for all our talent, such as physical and mental wellbeing and an engaged and motivated workforce.

Social dialogue

Definition: Exchange of information and views between employer and employees on issues of common interest relating to working environment and engagement.

Impact:
2. Positive, actual: Social dialogue affects people by improving workplace relations and job satisfaction, leading to a more motivated workforce.

Training and skills development

Definition: Ongoing education and training opportunities for workers to develop their skills and advance their careers, enhancing both individual and organizational performance.

Impact:
3. Positive, actual: Training and skills development impact the workforce by improving their capabilities and career prospects, leading to higher job satisfaction.

Equal treatment and opportunities

Definition: Providing all employees with a safe and fulfilling work environment where people treat each other with respect and dignity. It also entails, providing equal opportunity where employees are selected based on their ability to do the job, with no distinction, exclusion, or preference made on other grounds.

Impacts:
4. Positive, actual: An inclusive and diverse workforce promotes fairness and increases representation, positively impacting employee engagement, and creativity/innovation.

5. Positive, actual: Gender equality/equal pay impacts Aegon's workforce by promoting fairness and reducing inequality, leading to increased inclusion which may result in a motivated and engaged workforce.

Measures against violence and harassment in the workplace

Definition: Anti-discrimination and harassment measures. Discrimination occurs with the purpose or effect of violating the dignity of a person, and of creating an intimidating, hostile, degrading, humiliating, or offensive environment. Harassment refers to a situation where unwanted conduct occurs related to a protected ground (that is, race, color, religion, age, creed, sex, sexual orientation, gender identity, national origin, veteran status, disability unrelated to job requirements, military service or other protected status).

Impact:
6. Positive, actual: Measures against violence and harassment within Aegon's workforce contribute to the safety and mental well-being of its workforce, leading to a more satisfied workforce.

Policies and procedures

At Aegon, our people are key to how we achieve our purpose and deliver on our strategy and sustainability ambitions. Furthermore, our long-term success depends on maintaining a skilled, motivated, and purpose-driven workforce. Our approach covers the different stages of the employee experience, from promoting employee engagement and good working conditions, to following best practices in attracting, developing, and retaining talent. We aim to support and develop people across our organization, from all backgrounds, to create a highly skilled and effective workforce, in an environment where everyone belongs and can contribute.

Approach to working conditions and social dialogue
Our approach to managing material IROs related to **working conditions** is supported by a single global policy: our **Global Remuneration Framework.**

In addition to this global policy, each business unit develops and implements human capital policies tailored to the conditions and regulations in the countries where it operates. Policies related to general working conditions are covered in the employee handbooks of Transamerica and Aegon AM, and Aegon UK has a suite of policies that cover general working conditions. These local policies cover topics such as flexible working and parental leave. At the holding company in the Netherlands, these conditions are included in the collective labor agreement (CLA).

The **Global Remuneration Framework** details Aegon's approach to remuneration and supports how we manage our IROs for general working conditions (IRO 1). The framework is based on the principle of pay-for-performance and sets out governance principles covering both fixed and variable pay. The variable remuneration for Aegon executives and other senior management is based on both financial and non-financial performance metrics. It contains general guidelines applicable to all Aegon employees. In addition, the framework details, among other things, the compensation structure and target setting requirements that apply to specific employee groups.

A comprehensive policy attestation process is in place, including key requirements Aegon must meet to demonstrate compliance. Evidence of compliance with key elements is required, and should any gaps be identified, an action plan is created. The policy is designed to be compliant with the requirements of the Bermuda Monetary Authority (BMA), European Directives (Solvency II, CRD IV/V, etc.), EU SFDR (Sustainable Finance Disclosure Regulation), US SEC, Exchange Act, Rule 10D-1, GAAP, and IFRS.

Transamerica's employee handbook, Aegon UK's local policies, the holding company's CLA (in the Netherlands) and the Works Councils, provide guidance to foster **social dialogue**.

Approach to training and skills development
Our approach to managing our material IROs related to training and development is supported by two global procedures: **Talent Principles and Talent Review Framework** and **Performance and Development Cycle**. Both procedures contribute to our goal of a skilled, productive, and engaged workforce.

The **Talent Principles and Talent Review Framework** sets out Aegon's approach to talent management to support our aim to have the right people in the right place to deliver our business ambitions (IRO 3). "Succession planning for key roles" is one of the key processes we implement to strengthen the succession pipeline for our leaders in key roles, up to two levels below the Executive Committee.

For each key profile, we define the role's success profile and, where relevant, identify and assess internal and external successors. We develop an action plan to accelerate the development of successors and further expand the pipeline.

The **Performance and Development Cycle** sets out Aegon's approach to managing the performance of its employees, focusing on current performance and future development and growth potential (IRO 3). The year-end process is an integral part of this cycle and has four steps. The cycle starts with our employees setting their own "perform & develop" goals, where they are encouraged to link them to broader organizational goals. Throughout the year, they take responsibility for their development by, for example, initiating and leading regular check-ins. At the end of the year, the performance is reviewed via both self-evaluation and manager evaluation. As the last step, during the year-end conversation, our employees can reflect and move forward in terms of the "perform & develop" goals, career direction, and development.

In addition to the global policies, Aegon AM has a specific policy on employee training and development. The conditions for training and development at the holding company are covered in the CLA, and for Transamerica and Aegon UK, they are covered in the employee handbook and local policies.

Approach to equal treatment and opportunities
At Aegon, our promise to help people live their best lives extends to the many, not the few, and we aim to foster equal treatment and opportunity for our employees, as well as job seekers. Our approach to managing our material IROs related to equal treatment and opportunities is supported by two statements and a policy.

Our **Statement on Inclusion and Diversity** sets out Aegon's approach to inclusion and diversity (I&D) (IROs 4 and 5). We aim to create an environment where employees can bring their authentic selves to work. The statement reflects Aegon's aim to implement inclusive policies and actions across the workplace, marketplace, and the communities where it operates.

The Board of Directors' **Diversity and Inclusion Policy** addresses Aegon's goals for diversity in terms of nationality, age, gender, educational, professional, and geographical background, and experience, to achieve a balanced and diverse composition of the Board of Directors and the Executive Committee (IROs 4 and 5). More information on the composition of the Executive Committee and Board of Directors is disclosed in the Corporate governance section.

Our **Statement on Human Rights** provides a framework for Aegon's ongoing stewardship of human rights, including the direct impacts of our daily operations and the indirect impacts of our business activities (IROs 4, 5, and 6). It is based on the Universal Declaration of Human Rights, the core standards of the International Labor Organization

(ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards across all businesses where the company has management control and, where possible, to helping ensure that partners maintain the same standards. We are committed to the principle that all people are entitled to fundamental rights and freedoms, regardless of their nationality, gender, religion, race, or any other status. Basic rights and liberties include civil rights, political rights, social and economic rights, cultural rights, the rights of minorities, the rights of women, and the rights of vulnerable groups, such as children and indigenous peoples.

As Aegon is an international financial services group, its direct employees work in an environment with limited exposure to negative impacts compared with workers in other sectors. Aegon's biennial human rights risk assessment found that the operating environment presents little or no significant human rights risk. More information on our human rights approach is provided in the Due Diligence section.

Approach to harassment in the workplace
Aegon is an equal opportunity employer, selecting people based on their ability to do the job, and does not tolerate discrimination or any other inappropriate behavior in the workplace.

Our approach to managing material IROs related to discrimination and harassment is supported by our **Code of Conduct** and includes clauses that aim to prevent discrimination and inappropriate behavior in the workplace (IRO 6). Inappropriate behavior includes sexual harassment, bullying, aggression, misuse of power, manipulation, physical violence and intimidation, and discrimination. Moreover, the Code of Conduct has a clause on the responsibility to support and protect human rights.

The Code of Conduct creates a framework for the Speak Up program. All members of our workforce, including non-employees and employees of joint ventures, can raise their concerns about suspected or observed misconduct involving Aegon through the Aegon Speak Up program. They can report, for example, any incident of unfair treatment or other inappropriate behavior, such as discrimination, harassment, or human rights violations. The program encourages anyone who suspects misconduct to speak up and provides multiple reporting channels to speak up confidentially or anonymously. Moreover, it also ensures that the reporting person is supported and protected from retaliation for speaking up.

More information on Speak Up and the Code of Conduct can be found in the Business conduct section.

Policy or procedure[2]	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available
Global Remuneration Framework (policy)	General working conditions: Impact: 1	Global Head of Compensation & Benefits	Global employees across all business units and holding. In addition, specific remuneration policies for the Executive Director, Material Risk Takers (MRT) and Key Functions Staff.	Aegon Board of Directors, Group HR, relevant group functions	Internally available on Aegon's intranet
Talent Principles and Talent Review Framework (procedure)	Training and skills development: Impact: 3	Global Chief Human Resources Officer (CHRO) and Global Head of Talent, Leadership & Inclusion	Global key leaders across all business units and holding	Group CEO, ExCo, and HR departments	Internally available on Aegon's intranet
Performance and Development Cycle (procedure)	Training and skills development: Impact: 3	Global CHRO and Global Head of Talent, Leadership & Inclusion	Global employees across all business units and holding	Group CEO, ExCo, and HR departments	Internally available on Aegon's intranet
Statement on Inclusion and Diversity	Equal treatment and opportunities: Impact: 4, 5	Global Head of Talent, Leadership & Inclusion	Global employees across all business units and holding	Aegon employees, investors, communities, regulators	Publicly available on Aegon's website
Diversity and Inclusion Policy	Equal treatment and opportunities: Impact: 4, 5	Global Head of Talent, Leadership & Inclusion	Board of Directors and Executive Committee	Aegon Board of Directors, regulators	Shared internally
Statement on Human Rights	Equal treatment and opportunities: Impact: 4, 5 Measures against violence and harassment in the workplace: Impact: 6	Nomination and Governance Committee of the Board	Global employees across all business units and holding	Aegon employees from various functions, investors, communities, regulators	Publicly available on Aegon's website

1   The numbering provided in this table refers to the IROs listed under the heading "Impacts, risks, and opportunities" of this section.
2   There are no specific policies covering IRO 2 (social dialogue), but the actions on social dialogue are described in the "Actions (and resources)" section below.

Actions (and resources)

To manage the material IROs related to human capital, we have implemented key actions throughout the year. Some of these actions are ongoing, and some are new. All material impacts related to human capital are positive. The actions listed in this section contribute to achieving these positive impacts among our employees globally. These actions are developed and implemented using resources allocated from and by our global human resources team. For some of the actions, such as the Global Employee Survey (GES) and We Learn, services and platforms of third parties are used.

General working conditions

We carry out regular surveys, such as the GES, to assess our employees' views and concerns on a number of issues related to their working conditions. More details on the GES is provided in the section below.

Social dialogue

We maintain a wide range of platforms and channels to listen to our employees and support healthy engagement and communication. To manage our material impact related to social dialogue, we have a number of mechanisms (in the form of a channel or platform), including the GES, dialogue via unions and works councils, and a set of channels through which employees can raise concerns. We also have our Employee Resource Groups (ERGs) provide a forum to address topics of interest to our employees (more information on the ERGs is available in the section on equal treatment and opportunities). All of these are existing mechanisms that are ongoing and described in more detail below. In addition, we organize regular town halls at the company and business unit levels to address employee concerns. We analyze employee feedback, define appropriate actions and implement them.

In 2025, discussions took place with local unions and the Corporate Center and GTS Works Council, in the Netherlands, regarding the upcoming relocation of the head office to the United States. More information is available in the Unions and Works Council section on this page.

Global Employee Survey

Our most important and broadest channel for listening to our employees is the GES. It provides our employees across all our businesses, including those of the joint ventures Aegon THTF Life Insurance Co., Ltd. China (Aegon THTF) and Mongeral Aegon Group Brazil (MAG Seguros), with an opportunity to share their views and concerns with us and to have their say in the company's future direction. The GES helps us understand the key issues and concerns our employees face (IROs 1-6). The findings lead to action plans to address these key issues and concerns. It also helps us understand the impact of past actions and identify which efforts have worked well.

We monitor the effectiveness of the actions through analysis of the results for each business unit. We report to and discuss the results with the Engagement Working Committee, Executive Committee, and the Board of Directors.

In October 2025, we conducted our annual GES. In addition to the ongoing opportunity to hear from and learn from our employees, we have improved our data tracking processes, including new dashboards for specific metrics.

One of the survey's main outputs is the "employee engagement score", which serves as a KPI and a target. For more details see the Key performance indicator(s) and target(s) and Metrics sections below.

Unions and Works Council

In 2025, we continued to ensure that our employees are adequately represented in our governance structure and that their needs, expectations, and concerns are considered in our strategy and day-to-day decision-making (IRO 2). Collective labor agreements (CLAs) are an important mechanism to ensure this. In the United Kingdom, Aegon colleagues can seek representation through the Unite and Aegis unions. All Aegon employees in the Netherlands, other than senior management, are covered by a CLA. The terms of a new CLA, starting on January 1, 2026, were agreed. In 2025, a Social Plan was also agreed with the unions including the terms and conditions for employees who will leave the organization following the upcoming relocation of the head office to the United States.

The CLA covers various aspects of employment, including income, training and development, working time and place, wellbeing, sickness and invalidity, and leave. There is a step-by-step procedure to handle disputes related to the implementation of the agreements and/or schemes included in the CLA. For example, in the Netherlands, disputes are expected to be resolved through dialogue with direct managers or directors and, if necessary, with Human Resources representatives. If no agreement is reached, the matter is referred to the CLA Disputes Committee, whose decision is binding. Once every quarter, the parties hold consultations to monitor the practical implementation of the arrangements in the CLA. The objective of these consultations is to discuss progress and assess the effectiveness of the CLA arrangements.

In addition to the unions, in the Netherlands there are two active Works Councils representing the employees of the Corporate Center (Holding and Enterprise Technology) and the employees of Aegon AM. Establishing a works council is a legal requirement for Dutch companies having more than 50 employees.

The Works Council represents the interests of the employees in a company, and the representatives are elected by the employees. It is consulted on company policy and personnel interests. In doing so, it is entitled to all information required to perform its task. It also has the right to advise on important financial, economic, and organizational decisions and the right to approve decisions concerning personnel regulations. The Works Council has regular meetings with management, including the CEO. The topics that were on the agenda in 2025 included the mobility policy, organizational developments (including the proposed move of the Aegon head office to the United States), and employee sentiment. A European Works Council also covers Aegon employees in the European Union and compromises members from local works councils in the Netherlands, Spain, and Hungary.

Channels to raise concerns (including processes to remedy impacts)
There are numerous channels available for our employees to raise their concerns (IRO 2 and 6). We make our employees aware of these channels through the company's intranet and by referencing our Speak Up program in our training programs.

All the members of our workforce, including non-employees and employees of the joint ventures, can raise their concerns about suspected or observed misconduct involving Aegon employees through the Aegon **Speak Up** program. The program encourages anyone who suspects misconduct to speak up and provides multiple reporting channels to speak up confidentially or anonymously. Moreover, it also ensures that the reporting person is supported and protected from retaliation for speaking up. More information is available in the Speak Up section of the Business Conduct topic.

Additional channels are available in the business units for employees to raise any type of concern; for example, our workforce in the Netherlands can contact one of our **Confidential Advisors**. In cases that require bypassing Speak Up channels or in the event of an escalation, the concern can be submitted directly to the **Chairman of the Audit Committee** through a dedicated letter.

In addition to these formalized channels, employees can also reach out to the representatives of various functions including risk, audit, and compliance, as well as their own managers and directors, or a human resources representative depending on the nature of the concern.

Concerns related to personal work-related interests, such as employment conditions, performance review, disciplinary sanctions, or disputes with colleagues, are matters for the local workplace and are expected to be resolved locally with direct managers or human resources representatives in accordance with the appropriate local policy.

If a resolution is not possible, the local complaints procedure (or another appropriate policy) should be used for this purpose.

Depending on the channel used by our own workforce, concerns raised are either addressed directly at the local level or are monitored and addressed through the Speak Up program.

Confidential advisors
Our business units also have local channels for employees to raise their concerns. One example is in the Netherlands, where employees can discuss their concerns in strict confidence with an independent confidential advisor. Employees from a variety of functions and levels in the organization take on this role (in addition to their existing job) after being properly trained.

The conversations between the confidential advisor and the employees are completely confidential, not resulting in any documentation or report or informing of management, to make sure that the person remains anonymous. If an employee prefers to raise a matter through the formal Speak Up channel, the confidential advisor can support them in raising the concern or report it on their behalf. These concerns could be about inappropriate workplace behavior, a work-related conflict, or suspected misconduct in the workplace. The confidential advisor serves as an intermediary between the person and Aegon throughout the process. The availability of the channel, including details about the process, is shared with employees internally via the company's intranet.

Chairman of the Audit Committee
Employees have the right to bypass line management and the Speak Up channel and take their concerns directly to the chairman of the Audit Committee, if the use of other reporting channels is not appropriate, given the nature of the concern. This could be the case if there is a conflict of interest, the intended recipient of the report is personally implicated in the suspected misconduct, or has failed to take appropriate action. Under such circumstances, the chairman of the Audit Committee will assume responsibility for the coordination of a subsequent investigation and follow-up, if appropriate.

Training and skills development
Aegon's approach to training and development aims to offer all our employees opportunities to learn and advance. To manage our IROs related to training and skills development, we have three key initiatives that were further developed or expanded in 2025, including Global Talent Marketplace, We Learn, and Inspirational Leadership.

Global Talent Marketplace

Aegon's Global Talent Marketplace (TMP) is an AI-powered platform that drives internal mobility across our businesses and geographies. The tool aims to support employees to network and explore career opportunities across Aegon, as well as explore and apply for internal roles and temporary projects or "gigs" (IRO 3). The marketplace concept also builds on Aegon's existing mentoring programs by matching mentees with suitable mentors, even when those mentors are on the other side of the world. The TMP aims to make it easier to identify and capitalize on hidden talent, and invest in talent attraction and retention while increasing employee engagement through broadening the opportunities available to current and future Aegon professionals. In 2025, our teams further embedded the tool in the business and used insights from the TMP to identify how to further develop people and their skills.

The TMP is available to all direct employees and supports our Perform & Development approach. It enables our employees to take ownership of their careers and mobility based on skills and competencies. It also facilitates a variety of ways of working, which is essential for keeping employees intrinsically motivated in a hybrid environment. The TMP also enables us to respond quickly to constant change by making it easier to redeploy internal talent. It supports a culture where social capital thrives and aligns with the multi-stage life concept.

We track the effectiveness of the TMP by monitoring usage rates and gig volume and comparing them against industry benchmarks. We also collect and analyze staff testimonials. In addition, the employee engagement score is an indicator of TMP's effectiveness.

We Learn

In 2025, our global learning resource platform, We Learn, was further embedded in the business to drive tailored learning programs aligned with skills development and specific development needs. The platform offers a wide range of learning resources delivered via different modes, including e-learning courses, live virtual training, and audiobooks, allowing participants to choose their preferred learning method.

We unlock talent through the implementation of We Learn (IRO 3). Through We Learn, we have democratized and increased access to quality education for our colleagues around the world. It is an interactive learning environment where employees can upgrade their skill sets.

We track the effectiveness of We Learn by monitoring usage rates against industry benchmarks and by observing career scores in the GES.

Inspirational Leadership

In 2025, we accelerated the development of our top leaders through a suite of targeted, high-impact programs designed to build future-ready capabilities and drive organizational growth (IRO 3). Our flagship initiative, a strategic leadership journey co-designed with the Wharton Business School, Accelerating Growth, aims to bring together our 90 key leaders for an immersive experience that blends AI-driven leadership, a growth mindset, and cross-cohort collaboration. By the end of the year, half of our key 90 leaders had participated in this program.

Complementing this, the ADVANCE program offered a highly focused, individualized development journey for leaders identified as pivotal to Aegon's future. Through holistic assessments and tailored development plans, ADVANCE accelerated readiness for critical roles, ensuring our leadership pipeline is robust and agile.

These programs, along with several additional initiatives, reflect our ambition to building a resilient, innovative, and future-focused leadership team – one equipped to navigate complexity and drive Aegon's continued success.

Equal treatment and opportunities

Creating a company-wide equal opportunities approach

Our Global Head of Talent, Leadership & Inclusion leads all equal opportunity matters at Aegon. Two fundamental elements of Aegon's approach are:

- Authentic action: the recognition that, as an organization, we are on a journey to improve. We aim to turn good intentions into actions to create a positive difference for our people and communities.
- Starting at the top: Aegon's senior leadership is expected to act as role models, including by sharing their own inclusion stories.

Our approach supports the delivery of our vision of creating a fair and inclusive culture where everyone belongs (IRO 4). In 2025, we continued to implement various ongoing initiatives, including expanding the ERGs, conducting the GES, and participating in an annual Workplace Pride benchmarking assessment.

Our Global Head of Talent, Leadership & Inclusion position provides a coherent and consistent approach across the business, supported by dedicated talent and inclusion community specialists in all business units.

The effectiveness of our actions to promote equal opportunities is monitored through reporting to the GSB, Executive Committee, and the Compensation and Human Resource Committee.

In 2025, we undertook actions to foster a more connected and collaborative approach to I&D across regions. A globally active I&D working group (I&D practitioners) was instrumental in driving alignment and sharing best practices, ensuring that inclusion was not just a value but a lived experience across the organization. Throughout the year, we celebrated many key awareness days, such as International Women's Day, Neurodiversity Day, Pride Month, World Mental Health Day, and Movember by spotlighting inclusive practices and launching learning content that empowered employees to reflect, engage, and act. These moments were amplified through both global and local intranet articles, which served as storytelling platforms to highlight diverse voices and inclusive initiatives. Senior leaders played a visible and committed role in sponsoring I&D efforts, participating in events, and reinforcing the strategic importance of inclusion at the highest levels of leadership.

Employee Resource Groups

Aegon has a network of ERGs, which are open to all Aegon employees worldwide. They provide Aegon employees with a space to address topics of interest and promote employee engagement on issues of company culture and direction (IRO 4). They are employee-driven and company-sponsored. The ERGs focus on what matters the most to employees and enable colleagues with specific backgrounds or interests to help Aegon create an environment where all can thrive. The range of ERGs is broad. Examples of current ERGs in place at Aegon include Culture, Race and Ethnicity, (Dis)ability, Generations, Proud, Wellbeing, and the Women's Impact Network.

In 2025, our ERGs continued to be a driving force for inclusion and engagement across the company. This year saw the formation of new ERGs, bringing the total number to 36, further broadening the spectrum of communities represented within our organization. The vision and strategy of our ERGs were enhanced through increased collaboration across ERGs and business units, fostering a more unified approach to addressing the needs and interests of diverse groups.

Monthly meetings (for ERGs based in our Corporate Center) became a platform for improved communication and coordination, enabling ERG leaders to share best practices and align on common goals. One of the highlights of the year was the launch of the VERBATE program in partnership with ProudNL, which provided professional development opportunities for ProudNL ERG board members. Continued support from both group and holding levels, ensured that these groups had the resources needed to thrive and make a tangible difference in our workplace culture.

Workplace Pride benchmark

We adhere to leading standards and benchmarks in our markets, including as a member of Workplace Pride (WPP), an international platform for LGBTQIA+ inclusion in the workplace (IRO 4). This independent, annual assessment evaluates our policies and practices against international best practices and provides valuable feedback to support ongoing improvement. This year, we proudly maintained our "Ambassador" status, with a benchmark score consistently above 70%. Building on last year's results, we continued to address defined gaps, focusing on inclusive training and policy enhancements. Collaboration among business units, ProudNL, and colleagues working on I&D initiatives was further strengthened, enabling us to share resources and best practices more effectively.

Board composition

In 2025, we monitored the composition of the Executive Committee and Board of Directors.

The composition of the Executive Committee at year-end 2025 was eight men and three women, equal to 27% female representation (compared with 20% in 2021). There are five nationalities represented (American, British, Dutch, German, and Italian) and four different age groups (45-49: 2, 50-54: 2, 55-59: 4, and 60-64: 3).

Aegon Ltd.'s Board of Directors consists of seven men and four women, equal to 36.3% female representation, and it represents four nationalities (American, Dutch, Swiss, and British) and three different age groups (60-64: 4 and 65-69: 6, and 70+: 1). Further, the Board members have varied academic and professional backgrounds.

Gender representation and pay gap

At Aegon, we aim to build a culture where all our employees feel valued and belong. This encompasses all aspects of the employee experience, including measuring and monitoring the gender pay gap (IRO 5). In 2025, we maintained our focus on achieving and sustaining gender balance within senior management and throughout our succession planning processes. Our efforts included ongoing tracking of gender representation in leadership roles. Updated gender balance figures were prepared for internal reporting. These actions are embedded in our broader sustainability approach and are regularly monitored by the Group Sustainability Board.

Aegon continues to disclose its global gender pay gap, which compares the average total compensation of men to the average compensation of women. In addition, we disclose the adjusted pay gap, which accounts for other factors that influence pay, such as job level, function, country, age (as an indication of experience), and performance rating.

Measures against violence and harassment in the workplace

As mentioned in the Approach to harassment in the workplace section and laid down in our Code of Conduct, Aegon is an equal opportunity employer and does not tolerate discrimination or any other inappropriate behavior in the workplace, including violence or harassment.

Enhancing our Speak Up culture

Through the Speak Up program, all members of our workforce can report any incident related to unfair treatment or other inappropriate behavior, such as discrimination and harassment and human rights violations. Through this initiative, we aim to raise awareness of behavioral issues and potential harassment to keep all employees safe and maintain a comfortable work environment (IRO 6).

The Aegon Compliance function monitors completion rates of the mandatory e-learning modules, including the Speak Up module. More information about Speak Up can be found in the Business Conduct section.

The effectiveness of our actions against workplace violence and harassment is monitored through several measures. These include the wellbeing metrics from the GES, the results of inquiries undertaken by confidential advisors or the Speak Up program, frequent policy reviews to ensure the visibility and effectiveness of reporting channels, and reviews to ensure fair and timely resolution of issues. The Global Compliance team monitors these measures.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2025	Performance in 2025	Target for 2026
Result of the most recent employee engagement score (%)	76%*	76%	76%

* The target was revised from 80% to 76% during the year to reflect organizational developments.

We measure the effectiveness of how we manage our IROs related to human capital through the KPI of the "employee engagement score" of the GES. All our employees, as well as employees of the joint ventures Aegon THTF and MAG Seguros, participate in the GES on a voluntary basis. The survey is provided through the third-party service provider Culture Amp®.

Every year, the Board of Directors reviews the target and progress toward it and sets a new target for the coming year. This target is shared with the respective business leaders.

We aim to increase the engagement score compared with the previous year and therefore set annual rather than long-term targets. We monitor the effectiveness of our actions in increasing the employee engagement score through in-depth analysis of survey results for each business unit.

Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:
- At this company, I feel motivated to perform at my best;
- I am proud to work for this company;
- I see myself still working at this company in two years' time[1]; and
- I would recommend this company as a great place to work.

We report on and discuss the survey results with the Engagement Working Committee, the Executive Committee, and the Board of Directors. Following each survey, we create global and local engagement action plans.

The employee engagement target is included in the Group performance indicators, and these indicators' results are used for the funding of the bonus pool for employees (where applicable). The target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) in 2025.

Aegon has no defined target for the material impacts related to the sub-topics of equal treatment and opportunities and measures against violence and harassment in the workplace. However, we monitor progress on these topics, primarily via our GES responses and through the Speak Up initiative.

---

[1] Corporate center employees were not given this statement, due to the announcement of the head office relocation to the United States.

Metrics

The following list of metrics, including the KPI presented above, provides insights into the progress made in managing our IROs.

The metrics are grouped logically by material sub-topic and theme. The metrics are either mandatory ESRS disclosures or Aegon-specific.

	unit	2025	2024	%
General working conditions				
Number of direct employees[1]	nr	11,806	11,952	(1%)
Permanent employees	nr	11,672	11,781	(1%)
Americas	nr	6,207	6,384	(3%)
United Kingdom	nr	2,564	2,600	(1%)
International	nr	790	737	7%
Asset management	nr	1,036	1,089	(5%)
Holdings and other activities	nr	1,075	971	11%
Temporary employees	nr	134	171	(22%)
Americas	nr	-	2	(100%)
United Kingdom	nr	64	77	(17%)
International	nr	16	20	(20%)
Asset management	nr	44	42	5%
Holdings and other activities	nr	10	30	(67%)
Non-guaranteed hours employees	nr	-	-	0%
Americas	nr	-	-	0%
United Kingdom	nr	-	-	0%
International	nr	-	-	0%
Asset management	nr	-	-	0%
Holdings and other activities	nr	-	-	0%
Non-employee workers in own workforce	nr	2,705	2,787	(3%)
Number of new hires	nr	1,162	1,929	(40%)
Number of leavers	nr	1,287	1,491	(14%)
Proportion of leavers - voluntary	%	70%	66%	4pp
Proportion of leavers - involuntary	%	30%	34%	(4pp)
Turnover rate	%	11%	12%	(2pp)
Turnover rate - voluntary	%	8%	8%	(1pp)
Turnover rate - involuntary	%	3%	4%	(1pp)
Proportion of employees covered by social protection	%	98.0%	98.0%	(0pp)
Total employment costs[2]	EURb	1.9	1.8	1.9%
Salary costs[2]	EURb	1.2	1.2	(1.3%)
Number of employees that earn below the applicable adequate wage benchmark	nr	-	-	0%
Percentage of employees paid below the applicable adequate wage benchmark	%	-	-	0pp
Total employee absence	days	27,395	25,826	6.0%
Employee absence rate	%	2%	2%	0pp
Percentage of employees entitled to take family-related leaves	%	100%	100%	0pp
Percentage of entitled employees that took family-related leaves	%	8%	9%	(1pp)
Male	%	8%	8%	(0pp)
Female	%	9%	11%	(1pp)
Other	%	33%	0%	33pp
Not reported	%	5%	5%	1pp

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]   Direct employees are included in the number of employees presented in note 5 of the financial statements under "Number of employees". The number of employees in note 5 of the financial statements includes not only direct employees but also tied agents and Aegon's share of employees in joint ventures and associates. As a result, the number of direct employees cannot be reconciled directly with the financial statements.

[2]   Total employment costs reconcile to Total employee expenses in the financial statements under note 13 Other operating expenses. Salary costs reconcile to the line item Salaries in the Employee expenses table under note 13 Other operating expenses.

Methodology

This section includes information on the methodologies used for the metrics presented in the metrics tables.

General working conditions

The number of direct employees presented above is based on the last day of the reporting period. It includes only employees of Aegon Ltd. and its subsidiaries and is sourced from the Workday HR system.

Permanent employees have a contract for an indeterminate period (that is, indefinite contract) for full-time or part-time work. Temporary employees have a contract for a limited period (that is, fixed term contract) that ends when the specified period expires. Non-guaranteed hours employees are employees without a guarantee of a minimum or fixed number of working hours, for example employees with zero-hour contracts.

Non-employee workers in our own workforce include individuals with a contract with Aegon to supply labour ("self-employed worker") and workers provided by third-party companies primarily engaged in "employment activities." Workers hired through third-party companies typically perform the same work as employees, such as filling in for employees who are temporarily absent (for example, due to illness, holiday, or parental leave).

New hires are direct employees whose contracts start during the reporting period. Leavers are direct employees whose contract termination date falls within the reporting period.

Turnover rate is the total number of leavers during the reporting period divided by the average of the internal headcount at the end of each month over the 12-month period. Reasons for voluntary leave include resignation (to pursue an opportunity outside of Aegon), retirement (at the legal retirement age), and other voluntary reasons. Involuntary leavers are direct employees whose contract termination date falls within the reporting period and whose departure is involuntary. The data does not include transfers resulting from divestments in which employees continue paid employment outside Aegon. Therefore, the difference between new hires and leavers may not align with the decrease in direct employees.

The proportion of employees covered by social protection includes direct employees covered against loss of income due to sickness, unemployment, employment injury and acquired disability, maternity leave, and retirement either through government policies or company plans. There is no full social protection in Hong Kong and Singapore. The regulation requires maternity and sick leave pay, but there is no coverage for loss of income or disability, unless offered by the employer's group insurance plan.

The number of employees who earn below the applicable adequate wage benchmark is calculated based on employees' (internal headcount) base salary in Workday plus variable pay. For the Netherlands and Spain, we assume the legal minimum wage covers the benchmark for an adequate wage. Results per 2025 are based on previous year's assessment. The assessment of adequate wage is done every 2 years because results show that Aegon's salaries are well above the applicable adequate wage benchmarks. We will re-assess this approach when organizational changes occur, for example, due to mergers or acquisitions.

Employee absence refers to time off from work as a result of illness or injury. It excludes approved leave of absence such as holiday, study/training, maternity or paternity leave, parental leave, and caregiver leave.

The absence rate is calculated as follows: (number of days lost due to employee absence)/(total days worked). The number of days worked is the sum of official working days minus national holiday days in the country of operation. The absence rate excludes Transamerica employees, as this type of absence is not registered in the United States, but is combined with annual leave.

Family-related leave includes maternity leave, paternity leave, parental leave, and caregiver leave. The breakdown by gender shows the proportion of each category (male, female, other, and not reported) that took family-related leave, calculated as the number of employees who took family-related leave divided by number of employees entitled to take it.

	unit	2025	2024	%
Social dialogue				
Global Employee Survey (GES)				
GES - Engagement	%	76%	79%	(3pp)
GES - Leadership	%	62%	66%	(4pp)
GES - Diversity	%	82%	82%	0pp
GES - Inclusion	%	79%	80%	(1pp)
GES - Well-being	%	72%	73%	(1pp)
GES - Participation rate	%	82%	81%	1pp
Proportion of employees covered by collective bargaining/labor agreements, by country (EEA countries)	%	99.5%	99.5%	0pp
Netherlands	%	100.0%	100.0%	0pp
Spain	%	100.0%	100.0%	0pp
Hungary	%	100.0%	100.0%	0pp
Germany	%	-	-	0pp
Proportion of employees covered by collective bargaining/labor agreements, by region (non-EEA)	%	29.4%	29.2%	4pp
Americas	%	-	-	0pp
UK	%	100.0%	100.0%	0pp
Asia	%	-	-	0pp
Proportion of employees covered by workers' representatives (EEA countries)	%	99.5%	99.5%	0pp
Netherlands	%	100.0%	100.0%	0pp
Spain	%	100.0%	100.0%	0pp
Hungary	%	100.0%	100.0%	0pp
Germany	%	-	-	0pp
Training and skills development				
Proportion of employees participating in performance and development reviews	%	99%	98%	1pp
Male	%	99%	98%	1pp
Female	%	99%	98%	1pp
Other	%	100%	97%	3pp
Not reported	%	99%	98%	2pp
Investment in training and career development	EURm	6.3	5.9	8%
Average investment in training and career development	EUR	537.5	491.6	9%
Average training hours	nr	11.6	n.m.	n.m.

n.a. – not applicable; n.m. – not measured; pp - percentage points

Methodology

Social dialogue

The GES is provided by the third-party service provider Culture Amp®. All Aegon employees, as well as employees of the joint ventures Aegon THTF and MAG Seguros, participate in the survey on a voluntary basis. The results and participation rate disclosed reflect the most recent survey. Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and is the average of four statements, as explained in the main text above. The GES results of 2025 excluding the joint ventures are slightly lower for Engagement (2025: 74%; 2024: 78%), Leadership (2025: 58%; 2024: 64%), Diversity (2025: 81%; 2024: 81%), and Well-being (2025: 71%; 2024: 74%), but are the same for Inclusion (2025: 79%; 2024: 79%) and Participation (2025: 82%; 2024: 81%).

The proportion of employees covered by collective bargaining or labor agreements also includes employees in higher salary scales. These employees are not covered by collective bargaining or labor agreements, but because the salary scales are also determined or influenced by these agreements, they are included in the coverage.

The figures for the Americas and Asia regions for the proportion of employees covered by collective bargaining/labor agreements are zero because these jurisdictions typically do not mandate collective agreements at the regional or industry-wide level. In these regions, labor relations are primarily governed by individual employment contracts and statutory labor laws rather than centralized bargaining structures. Our employees in Germany are also not covered by a collective labor agreement.

The split by country/region shows the proportion of direct employees in that country/region covered by collective bargaining/labor agreements. The proportion of employees covered by workers' representatives includes direct employees covered by the Works Council. This data point is applicable to our EEA entities. It does not reflect employees who are members of a trade union. Our employees in Germany are not covered by workers' representatives due to their small size (fewer than 50 employees).

Training and skills development

The proportion of employees participating in performance and development reviews reflects the performance and career development reviews completed in the previous year, which fall within the current reporting period. The breakdown by gender shows the share of each category (male, female, other, and not reported) that participated in performance and development reviews. Average investment in training and career development is calculated as the total investment divided by the total number of direct employees per December 31.

Aegon calculates average training hours using the data registered in the Absorb and WeLearn training platforms. This metric is calculated by dividing the total number of mandatory and voluntary training hours completed, by the total number of direct employees. While this is an accurate method for collecting the data, it does not capture other training by employees and leaders through other channels such as internal programs and external training partners.

	unit	2025	2024	%
Equal treatment and opportunities				
Number of direct employees	nr	11,806	11,952	(1%)
Permanent employees	nr	11,672	11,781	(1%)
Male	nr	5,558	5,605	(1%)
Female	nr	5,929	5,996	(1%)
Other	nr	3	4	(25%)
Not reported	nr	182	176	3%
Temporary employees	nr	134	171	(22%)
Male	nr	77	91	(15%)
Female	nr	57	80	(29%)
Other	nr	-	-	0%
Not reported	nr	-	-	0%
Non-guaranteed hours employees	nr	-	-	0%
Male	nr	-	-	0%
Female	nr	-	-	0%
Other	nr	-	-	0%
Not reported	nr	-	-	0%
Female employees	nr	5,986	6,076	(1%)
Proportion of female employees	%	51%	51%	(0pp)
Age groups				
Proportion of employees - Under 30 years old	%	11%	11%	(1pp)
Proportion of employees - 30-50 years old	%	56%	57%	(0pp)
Proportion of employees - Over 50 years old	%	33%	32%	1pp
Number of women in senior management	nr	161	167	(4%)
Proportion of women in senior management	%	39%	39%	0pp
Ratio of CEO compensation to median compensation	ratio	40:1	36:1	11.1%
Proportion of compliance with the Global Remuneration Framework	%	100%	100%	0pp
Gender pay gap	%	32.1%	30.4%	1.7pp
Gender pay gap (adjusted)	%	11.6%	11.2%	0.4pp
Measures against violence and harassment in the workplace				
Work-related complaints (reported)	nr	87	63	38%
Work-related incidents of discrimination	nr	13	2	550%
Total amount of material fines, penalties, and compensations	EURm	-	-	0%

n.a. – not applicable; n.m. – not measured; pp - percentage points

Supplementary explanation
Work-related complaints and incidents of discrimination
We have seen an increase in 2025 of employee complaints and discrimination incidents. Ongoing promotion of Speak Up seeks to ensure all employees feel safe to report conduct related matters or incidents of harassment or discrimination. This could be contributing to the overall increase in these reports.

Methodology
Equal treatment and opportunities
The number of direct employees presented above is based on the last day of the reporting period. This includes employees of Aegon Ltd. and its subsidiaries only and is collected from the HR system Workday. The employee gender classification "Other" represents direct employees who are non-binary. In the previous year, the "Other" category also included direct employees who did not wish to provide gender information.

These employees are now included under the gender category "Not reported," which is also used when gender is unknown due to missing data.

To make a comparison with the previous year possible, we have revised the 2024 figures regarding the gender split of direct employees. We did not revise the gender split of the metrics "Percentage of entitled employees that took family-related leaves" and "Proportion of employees participating in performance and development reviews," presented in the previous tables, because it was impracticable to recalculate these figures.

The number of women in senior management is calculated based on the definition of senior management, which includes individuals up to two levels below the CEO (three levels for Corporate Center), provided they have direct reports. If the person has no direct reports, but the job title indicates the required seniority, the individual is also considered part of senior management. People working in the "administration" group are excluded from the list, unless their job title indicates the required seniority. The categories Other and Not reported are not counted in the numerator (women) of this metric.

The ratio of CEO compensation to median compensation is calculated based on the base salary as of May 1, 2025, and the variable compensation awards that were approved and allocated in 2025. The Long-Term Incentive (LTI) would have been included at actual vesting value, but there was no allocation yet in 2025. For 2025, the CEO was not the highest paid individual in accordance with the definition of compensation used for this metric, because the new LTI plan for the CEO is being phased in. Aegon continues to report on CEO compensation to median compensation to maintain the year-on-year comparability of this metric. The median compensation is based only on direct employees, excluding employees in joint-ventures or associates.

The LTI in the financial statements is based on fair value and the costs are allocated to each year of the 3-year performance period. The main reason to use total vested value based on actual payment in the Sustainability statement is to be consistent with previous years, as we applied a similar approach for the Short-Term Incentive plan and for the calculation of the gender pay gap. As a result of this difference, total compensation used for the purpose of this metric cannot be compared with the total employee expenses presented in note 13 of the financial statements. The CEO compensation to median compensation, including the LTI fair value for the period, is 71:1 (2024 was 61:1). We have added this to align with ESRS, and the use of LTI fair value for the period is consistent with the compensation disclosed in the remuneration report. For more details of Aegon's remuneration, refer to the "Remuneration Report" in this Annual Report.

The proportion of compliance with the Global Remuneration Framework reflects business units' compliance with specific requirements of this framework. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line in accordance with a management-approved policy attestation cycle and validated by the Risk function.

The gender pay gap is calculated as the difference between the average gross hourly earnings of male and female employees expressed as a percentage of the average gross hourly earnings of male employees. The gross earnings are calculated based on the total compensation divided by the contractual hours worked. The total compensation includes base salary plus variable compensation. The measurement date and the calculation method of the cash bonus and LTI are the same as for the CEO compensation to median calculation. The categories "Other" and "Not reported" are not taken into account in the calculation of the pay gap.

The adjusted gender pay gap is calculated as the difference between the adjusted average gross hourly earnings of male and of female employees expressed as a percentage of the average gross hourly earnings of male employees. Adjusted pay accounts for other factors influencing pay, such as job function, job level, country, tenure, age (as an indicator of experience), and performance rating. The Blinder-Oaxaca decomposition method is used to calculate the impact of the different factors that drive the gender pay gap.

Work-related complaints refer to all instances reported by the Aegon workforce through Aegon's Speak Up and SHARE channels during the reporting period, in line with the scope of Aegon's Speak Up Policy. This may include cases of unlawful, unethical, or otherwise improper conduct that involves Aegon.

Work-related incidents of discrimination relate to instances of discrimination, including harassment, reported by Aegon workforce through Aegon's Speak Up channels. These incidents are excluded from the work-related complaints reported above to avoid double counting.

The total amount of material fines, penalties, and compensations cover work-related incidents, including discrimination. For reporting purposes we use a EUR 100,000 aggregate threshold.

Measures against violence and harassment in the workplace

Work-related complaints relate to complaints and incidents reported through our online Speak Up platform. In scope are employees of Aegon Ltd. and its subsidiaries. We have identified no severe human rights incidents related to our workforce.

Headcount of employees by geographical areas

Direct employees by contract type and region	2025				2024				%	%	%	%
	Americas	Europe	Asia	Total	Americas	Europe	Asia	Total	Americas	Europe	Asia	Total
Permanent employees (headcount)	7,048	4,442	182	11,672	7,242	4,365	174	11,781	(3%)	2%	3%	(1%)
Temporary employees (headcount)	-	124	10	134	-	155	16	171	-	(20%)	(38%)	(22%)
Non-guaranteed hours employees (headcount)	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,048	4,566	192	11,806	7,242	4,520	190	11,952	(3%)	1%	(1%)	(1%)

Direct employees by country	2025	2024	%
United States	6,934	7,141	(2.9%)
United Kingdom	3,014	3,064	(1.6%)
Spain	601	553	8.7%
Netherlands	581	596	(2.5%)
Hungary	363	300	21.0%
Hong Kong	159	156	1.9%
Canada	106	94	12.8%
Other	48	48	0.0%
Total	11,806	11,952	(1.2%)

Customers

Aegon is constantly striving to deliver positive experiences for its customers, as explained in the Customers section of Creating value for our stakeholders section.

Across our global businesses, we seek to improve customer satisfaction, protect our customers' privacy, and provide our products and services in a fair and accessible way. A strong financial foundation for the future is key to living your best life, especially as longevity increases, life expectations and patterns change, and the world adapts. A key part of Aegon's strategy is to grow our market by empowering people to make informed financial decisions through education, marketing, and awareness initiatives. Our material topics related to customers are made up of three key elements:

- Data privacy;
- Responsible marketing practices; and
- Financial empowerment.

The following section outlines our approach to managing the material IROs relating to these topics.

Data privacy

At Aegon, we are committed to protecting and respecting our stakeholders' privacy and recognize that everyone in our company has a part to play in upholding good data privacy and information security standards. To fulfill our purpose, we need to be a trusted partner. Protecting customers' and other stakeholders' privacy is key to building and maintaining that trust. Our approach to data privacy does not differentiate between customer groups, as we aim to maintain our data security and privacy standards for all customers.

Definition

Systems and procedures ensuring the data privacy of Aegon's customers and other stakeholders, including the preservation of the confidentiality, integrity, and availability of Aegon's information assets.

Impacts, risks, and opportunities

Data privacy is considered a key aspect of Aegon's business. Aegon has various policies, procedures, and a set of metrics designed to secure and protect personal data and meet regulatory requirements. Information security is one of Aegon's primary mechanisms for protecting data privacy.

The material impact and risk related to data privacy may arise downstream in our value chain. The impacted stakeholder group is our customers. In our downstream insurance and pension activities, data privacy impacts and risks could arise through our distribution and sales, claims management, and customer service.

Aegon relies heavily not only on its own computer and information systems, and internet and network connectivity, but also on those of third parties to conduct a large portion of its business operations. In many cases, this also includes the transmission and processing of data with customers, business partners, and third-party service providers. This includes the need to securely store, process, transmit, and dispose of confidential information, including personal information. IT system failures, cybercrime attacks, or security or data privacy breaches may materially disrupt Aegon's business operations and impact policyholders.

It is important that parties in our downstream value chain comply with applicable data privacy laws and regulations and have adequate information security measures in place. Through our comprehensive data privacy controls, we implement measures covering third parties related to information security, business continuity, and compliance.

The material impact described below (IRO 1) is a potential short-term impact. The material risk (IRO 2) may materialize in the short term.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail, and the numbering corresponds with the numbers in the table.

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter		
ESRS topic	**Sustainability matter (sub-topic and sub-sub-topic)**	**Upstream**	**Own operations**	**Downstream**	**Impact**	**Risk**	**Opportunity**
ESRS S4: Consumers and end users	Data privacy			Insurance and pension activities	1	2	

Impact:

1. Negative, potential: A potential information security or data privacy breach could impact people (primarily our customers) through direct financial losses related to the products and services provided by Aegon and misuse of their personal information by external parties.

Risk and/or opportunity:

2. Risk: Disruption to business and litigation risk for failure to protect, or for the loss or misuse of customer information due to a data breach. Non-compliance with cybersecurity and privacy rules and regulations could result in fines and reputational damage.

Policies and procedures

Our approach to managing our material impact and risk related to data privacy is centered around **Aegon's Privacy Control Framework,** supported by **local privacy policies and statements** and our **Information Security Policy**.

The **Aegon Privacy Control Framework (APCF)** sets out the company's approach to personal data protection, including mandatory privacy training (IROs 1 and 2).

The APCF ensures ongoing privacy maturity measurements. Regular audits are conducted to assess compliance with relevant laws, regulations, and policies, as well as the APCF and its governance.

At Aegon, the Group Chief Privacy Officer is responsible for our data privacy compliance strategy and privacy oversight. The Data Protection Officer (DPO) in each business unit, together with the operational privacy teams, is responsible for local implementation and monitoring. The DPOs are accountable for privacy compliance at a business unit level and are often part of the relevant management committees. The effectiveness of the APCF is assessed annually by the business units on a scale of one to five and reviewed and challenged by the Group Risk function. Findings are reported to local and group management following our risk governance.

The APCF is implemented in all in-scope Aegon business units plus joint venture Mongeral Aegon Group (MAG Seguros) and the joint ventures of Aegon Spain. Transamerica is not in the scope of the APCF, but it has a similar program at the local level to accommodate local regulations.

In addition, **local privacy policies and statements** are implemented to address IROs 1 and 2. The effectiveness of the local privacy policies, which are for internal use, is assessed through the annual policy attestation processes.

In addition to local privacy policies, local privacy notices and statements are present and publicly available or internally available depending on the target audience (for example, individual customers or employees). Both the local policies and statements reflect Aegon's commitment at the local level to process personal data lawfully and properly (privacy policy) and to be transparent about how we use personal data (privacy statement).

Transamerica has specific policies, privacy notices, and statements in place to ensure proper collection, use, and storage of Personally Identifiable Information (PII) in accordance with applicable local data protection laws. These US laws include, for example, the California Consumer Privacy Act and California Privacy Rights Act (CCPA/CPRA), the New York Department of Financial Services Cybersecurity Regulation (NYDFS 23 NYCRR Part 500), the Health Insurance Portability and Accountability Act of 1996 (HIPAA), and the Gramm-Leach-Bliley Act (GLBA).

The **Global Information Security Policy** sets out Aegon's approach to preventing cyber threats and minimizing the impact of any potential disruption for parties. It aims to preserve the confidentiality, integrity, and availability of information (IROs 1 and 2). It includes standardized procedures for detecting, responding to, and recovering from cybersecurity incidents, and for minimizing the risk of future privacy-related incidents. The policy is supported by mandatory information security training. The Information Security Policy is updated within predefined intervals.

In 2025, the Global Information Security Policy was significantly updated, adopting a control framework fully aligned with the National Institute of Standards and Technology's Cybersecurity Framework (NIST CSF v2.0). It introduces a standardized and globally recognized structure with expanded requirements. The previous domains and Key Requirements (KRs) were replaced with NIST functions and categories.

The policy structure entails all six NIST functions: Govern, Identify, Protect, Detect, Respond, and Recover. Each function now includes detailed categories and mandatory key requirements, providing a granular and comprehensive approach to information security. An appendix was added with a comprehensive listing of all NIST subcategories, mapped to the policy's key requirements. This mapping ensures clarity on how each requirement aligns with industry standards and supports compliance and (external) audit activities.

Aegon's Global Chief Information Security Officer (CISO) is responsible for executing and overseeing Aegon's company-wide information security strategy and day-to-day security operations. Local information security officers are responsible for execution and oversight in all relevant business units.

The centralized core information security team, along with dedicated teams in business units, is responsible for executing security functions in alignment with global and local regulations. The Global Information Security Advisory Council (GISAC) supports collaboration between information security functions at the company and business unit levels, and other supporting functions, such as Risk, Audit, Legal, and Privacy.

The Global Information Security Policy applies to all Aegon business units. For joint ventures, we strive to apply similar standards as defined in the policy.

In addition to data privacy policies and procedures that apply to Aegon's business units, we also have procedures for third parties that conduct activities on Aegon's behalf.

Our **Third-Party Risk Management** standards aim to further mitigate privacy and data security risk. Remediation action plans for identified gaps are created and agreed upon with the third party.

In addition, for critical/high risk engagements, business units must review the third-party's internal control environment. Requirements to adhere to Aegon's policies and procedures are also reflected in the contract terms and conditions.

The Vendor Code of Conduct, combined with the terms and conditions of the contracts, contains the standards for our business relations, including requirements on data privacy (including customers' data privacy, where relevant.)

Policy or procedure	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available
Aegon Privacy Control Framework (APCF) (procedure)	Data privacy: Impact: 1 Risk: 2	Group Chief Privacy Officer	All business units (except Transamerica), holding, plus the joint ventures in Brazil and Spain	APCF is based on an external privacy control framework (NOREA) developed in consultation with privacy professionals.	Shared internally within the data privacy community
Local privacy policies and statements	Data privacy: Impact: 1 Risk: 2	Local CEOs	Transamerica and other local units where applicable	Local management, legal, compliance, data protection, and risk officers	Publicly available on the (local) website or internally available on the (local) intranet depending on the target audience
Global Information Security Policy	Data privacy: Impact: 1 Risk: 2	Global Chief Information Security Officer	All business units and holding. For joint ventures, we strive to apply similar standards.	Executive Board, Global IT Board, security officers	Internally available on Aegon's intranet

1   The numbering provided in this table refers to the IROs listed under the heading "Impacts, risks, and opportunities" of this section.

Engaging with customers and channels to raise their concerns

In our publicly available privacy statements, we inform customers how we process their personal data. If there are any complaints, they can contact the contact persons listed in the privacy statements, typically the local DPOs. Ongoing monitoring aims to review that when breaches occur, appropriate action is taken and that remedies are effective, where required.

The Aegon Speak Up channel is also available for customers to raise concerns about potential misconduct. See Speak Up for more details. In addition, our business units have different channels to collect customer feedback and complaints. See these channels in the Responsible Marketing Practices section.

Actions (and resources)

To manage the material impact and risk related to data privacy, we have developed and implemented key actions. These actions fall into two broad categories: data privacy and information security, detailed below.

Effective data privacy and information security measures require us to understand the sensitivity of our data. Therefore, Aegon has a specific approach to securely manage highly sensitive information throughout its lifecycle. In addition, we provide regular mandatory training on data privacy and information security for all Aegon employees. For these actions, existing budgets and resources from the standing data privacy and information security organization are used.

Data privacy

The DPO in each business unit, together with the operational privacy teams, is responsible for local implementation and monitoring. The operational privacy teams provide privacy advice and training, for example on how to fill in the Privacy Impact Assessments (PIA). They also perform control testing and monitor follow-up of findings as part of the yearly APCF run.

The PIA is carried out for projects and/or changes that involve the processing of personal information, such as implementing or redesigning a process, introducing or making changes to a product, or implementing or changing a system or asset. They are carried out in the very early stages to identify any privacy risks before so that controls can be put in place to manage them effectively (IROs 1 and 2).

In 2025, a refreshed, mandatory Global Data Privacy e-learning for all Aegon employees, and eligible contingent workers, was designed and rolled out. The course covers Aegon's privacy principles and practical scenarios and is a collaboration between privacy teams in both the corporate center and the business units. Course completion is tracked and reported via the Absorb e-learning tool (IROs 1 and 2).

Information security

Addressing our data privacy impacts and risk requires a multi-layered protection approach to information security. Aegon's information security initiatives cover its applications, servers, networks, data, identity and access systems, cloud and third-party systems, and the essential "human firewall."

Our workforce is vital in our total information security approach, particularly in our Information Security Incident Response Program, which establishes practices for responding to and handling information security incidents (IROs 1 and 2).

Employees are a key line of defense and are asked to report any suspicious activity or concerns about information security to their line manager or via their local information security systems.

In addition to our workforce providing a "human firewall", we utilize a range of tools, analysis, and remediation measures to protect data, prevent data loss, and respond to data security incidents. These include a Global Incident Response plan (as part of the Global Information Security Incident Response Framework), which is a collection of documented processes, technical playbooks, and resources to respond to potential cybersecurity incidents (IROs 1 and 2). Types of incidents include technology/cyber-attacks or intrusions, data or privacy breaches, physical breaches, theft of information assets, and unauthorized disclosure of intellectual property.

A risk scoring methodology has been developed to assess Aegon's protection levels for both external and internal threats. The risk scoring assessment is performed regularly on different dimensions such as vulnerability management, cloud security, identity and access management, data protection, cyber monitoring and response, and denial-of-service. Progress on improvement plans is monitored every quarter.

We also conduct an external network penetration test, at least annually, with a qualified third party.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2025	Performance in 2025	Target for 2026
Proportion of employees who completed specific training on data privacy (%)	95%	98%	95%
Proportion of employees who completed the annual Information Security training (%)	95%	96%	95%

The measurement of the effectiveness of our policies and actions to address IROs 1 and 2 is complemented with two KPIs: "Proportion of employees who completed specific training on data privacy" and "Proportion of employees who completed the annual Information Security training." The two 95% targets are set by the Chief Privacy Officer and the Chief Information Security Officer, respectively. The targets allow a margin for employees who cannot complete the training on time, for example, due to maternity or (long-term) illness leave. These KPIs are measured annually.

The business units closely monitor the completion of the training and take direct action with an employee's manager in case of non-completion. The Chief Privacy Officer and the Chief Information Security Officer monitor the effectiveness of these KPIs.

Overall results are reported to the GSB annually. Action plans are created if progress falls behind target.

In 2025, 98% (2024: 98%) of Aegon's workforce (including its own employees as well as non-employee workers) completed the specific training on data privacy, and also 96% (2024: 98%) completed the training on information security.

Metrics

The following list of metrics, including the KPIs presented above, provides insights into the progress made on managing our IROs.

The data privacy metrics are all Aegon-specific disclosures.

	unit	2025	2024	%
Data privacy				
Number of employees who received specific training on data privacy	nr	11,563	11,878	(3%)
Proportion of employees who completed specific training on data privacy	%	98%	98%	0pp
Number of employees who received the annual Information security training	nr	13,626	12,079	13%
Proportion of employees who completed the annual Information security training	%	96%	98%	(2pp)
Number of enterprise-wide phishing campaigns launched during the year	nr	4	4	0%

n.a. – not applicable; n.m. – not measured; pp - percentage points

Methodology

This section includes information on the methodologies used for the metrics presented in the metrics tables.

Data privacy

In scope of the data privacy training and the annual information security training are direct employees and eligible contingent workers (non-employee workers).

Eligible contingent workers who were selected for the training are contractors with an (Active Directory) Aegon or Transamerica account. The selection is performed at the discretion of each business unit.

The data privacy training modules vary by region to address specific local legislation. The focus in Europe is on GDPR. The information security training covers relevant information security topics based on risk assessments, best practices, and appropriate behaviors. The training completion rates cover training programs that were completed during the reporting period, but may have started in the previous year.

Enterprise-wide phishing campaigns are run every quarter and cover all direct employees and contingent workers (non-employee workers) with an email account on the Aegon or Transamerica network. In addition, targeted campaigns are run periodically with a subset of users based on the risk profile (for example, Human Resources).

Responsible marketing practices

In line with our purpose, we seek to ensure our marketing approach is fair and balanced and, where applicable, that product recommendations are in customers' best interests or meet suitability requirements. Our approach to responsible marketing does not differentiate between different customer groups, as we aim to uphold our principles of transparency and fairness across all our marketing activities.

Definition
Fair and responsible marketing communications, as well as access to information about products, help customers make informed choices.

Impacts, risks, and opportunities
The material impact and risk related to responsible marketing practices may arise downstream, specifically related to our insurance and pension activities in our value chain. The impacted stakeholder group is our customers.

The material impact and risk described below (IRO 1 and 2) have a potential impact in the short-, medium-, and long-term.

The table below depicts where the IROs arise in the value chain. Each IRO is described in more detail below, and the numbering corresponds to the table.

| ESRS topic | Sustainability matter (sub-topic and sub-sub-topic) | Where in the value chain do material IROs arise? | | | Material IROs related to the sustainability matter | | |
		Upstream	Own operations	Downstream	Impact	Risk	Opportunity
ESRS S4: Consumers and end users	Responsible marketing practices			Insurance and pension activities	1	2	

Impact:
1. Negative, potential: Inadequate market-conduct practices may jeopardize customers' financial security by failing to align products and communications with their needs and interests.

Risk and/or opportunity:
2. Risk: Non-compliance with market conduct requirements can erode customer trust, lead to mis-selling, incur penalties and litigation, damage reputation, and reduce revenue and shareholder value.

Policies and procedures
Our approach to managing our material impact and risk related to responsible marketing practices is supported by two group policies and a number of local policies in the business units. The policies aim to ensure transparency, fairness, and compliance across our commercial activities.

The **Pricing and Product Development Policy** details Aegon's pricing and product development approach. It takes into account, among other things, whether there is a reasonable distribution of return/value to stakeholders, the fair treatment of customers, and whether customers' needs are being met, including sustainability preferences. The key requirements of the policy apply to all in-scope products, sold by or on behalf of Aegon's business units.

In addition to the company-wide Pricing and Product Development Policy, local business-unit policies aim to protect customers' interests and comply with local regulatory requirements.

The **Market Conduct Compliance Policy** aims to mitigate the risk of losses due to non-compliance with market conduct-related regulatory requirements, laws, regulations, company rules, policies, and commonly accepted norms and values. It sets out key requirements regarding market conduct, designed to prevent or mitigate customers' detriment, to support the proper management of conflicts of interest (including acting in accordance with the best interests of customers) and to ensure that the interests, objectives, and characteristics of customers are taken into account. The key requirements of this policy apply to all business units that deal with customers directly or indirectly through distributors, brokers, and vendors.

In addition to these key requirements, business units consider local rules and regulations, such as the Insurance Distribution Directive (IDD) and Markets in Financial Instruments (MiFID) for European entities, as well as SEC Fiduciary standards and State Insurance Regulations for US entities. A range of policies is in place in the business units to support compliance with local regulations and maintain standards and ethical guidelines. These policies cover areas such as the prevention of mis-selling and fraud, proposition development, and marketing communications. The key requirements are product approval and review, target market assessments, conflict-of-interest management, selection and management of distribution channels, and product monitoring.

Policy or procedure	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available
Pricing and Product Development Policy	Responsible marketing practices Impact: 1 Risk: 2	Global Chief Actuary	All business units	Consultation between the Global Chief Actuary and local chief actuaries	Internally available on Aegon's intranet
Market Conduct Compliance Policy	Responsible marketing practices Impact: 1 Risk: 2	Group Chief Compliance Officer is responsible for setting the global policy, implementation is overseen by the CEO, supported by the Executive Committee.	All business units. Local specific policies where relevant	Consultation between Group Compliance and local compliance	Internally available on Aegon's intranet

1   The numbering provided in this table refers to the IROs listed under the heading "Impacts, risks, and opportunities" of this section.

Engaging with customers and channels to raise their concerns

Aegon's business units use customer feedback to improve marketing practices and customer satisfaction. Insights from customer experience and complaints analysis are incorporated into our processes to enhance the clarity of our information and identify any potential risks from misleading information.

Local channels for customer feedback include customer panels and customer support lines, where we listen to customers' concerns and review their information needs. If our customers have complaints about our marketing activities, we aim to address their concerns effectively and fairly and take appropriate action to remedy any negative impacts. Our business units also have processes to identify and address the root causes of complaints to improve processes. Ongoing monitoring of customer feedback aims to ensure that appropriate action is taken and that remedies are effective, where required. In addition, data from tools such as the Net Promoter Score (NPS) and analysis of risk events provide insight into customer satisfaction and identify potential risks.

The effectiveness of these channels is assessed through periodic reviews, compliance monitoring, and independent audits. Additionally, alternative channels are available for customers to raise concerns, including reporting to the chairman of the Audit Committee and the local ombudsman.

Actions (and resources)

We implement various actions throughout the year to manage our material impact and risk related to responsible marketing practices. These are ongoing and are developed and implemented using existing marketing budgets and resources, from global and local compliance and risk teams.

As outlined above, we have a range of channels and mechanisms through which we engage with our customers on our marketing practices. In addition, regular monitoring and assurance activities are carried out in the business units to support compliance and early risk identification. This includes periodic risk assessments by the risk departments, internal audits, and compliance checks on marketing materials. We also carry out regular local training initiatives to help marketing teams and final approvers become knowledgeable and competent, and stay up to date on regulatory and policy requirements. Some of our training platforms are supported by third-party suppliers.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2025	Performance in 2025	Target for 2026
Significant fines to address cases of mis-selling (EUR)	0 EUR	0 EUR	0 EUR

We measure the effectiveness of our measures towards managing our IROs related to responsible marketing practices through the KPI of "Significant fines to address cases of mis-selling." In scope are all Aegon business units. We set the target at zero[1], as we aim to avoid any mis-selling fines. Group Compliance monitors the effectiveness of this KPI and results are reported to the GSB at least twice a year.

As noted above, we have processes to remediate mis-selling and to learn from customer feedback. Action plans are created in case of mis-selling breaches or fines. These processes, and any resulting actions, aim to reduce the risk of mis-selling and deliver necessary improvements.

1   For reporting purposes we use a threshold of EUR 100,000, excluding settlements.

Metrics

The following list of metrics, including the KPI presented above, provides insights into the progress made in managing our IROs.

The metrics are either mandatory ESRS disclosures or Aegon-specific.

	unit	2025	2024	%
Responsible marketing practices				
Significant mis-selling fines	EURm	-	-	0%
Proportion of compliance with Pricing and product development policy requirements	%	99%	99%	0pp
Customer complaints	nr	27,522	31,052	(11%)

n.a. – not applicable; n.m. – not measured; pp - percentage points

Methodology

Responsible marketing practices

Mis-selling fines include any fines for mis-selling in excess of EUR 100,000, excluding settlements. Mis-selling is the act of inflicting direct harm to customers. Fines are issued by relevant authorities relating to matters in which Aegon subsidiaries were found to be guilty of inflicting direct customer harm.

The proportion of compliance with Pricing and product development policy requirements reflects business units' compliance with specific requirements of this policy. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line according to a management-approved policy attestation cycle and validated by the Risk function.

In 2025, we changed the scope of the customer complaints metric to reportable complaints only. This represents reportable instances of dissatisfaction received from customers during the reporting year which could be product-related (for example, quality or performance of a product), service-related (for example, customer support), process-related (for example, policies or systems) and/or external-related (for example, distribution partners). It covers complaints that require reporting to management and to fulfil local regulatory reporting requirements. The scope last year included all verbal and written reports of dissatisfaction. The new scope of reportable complaints is more limited and focuses on escalated complaints only. This is more in line with how customer complaints are being monitored internally and how the numbers are reported externally to (local) regulators. The 2024 figure of 113,512 was revised to facilitate comparison. The revised figure is 31,052 and is presented in the table above.

Financial empowerment

As a key part of our business strategy, Aegon aims to support people to make informed financial decisions and reduce barriers to accessing financial products and services. This is central to our purpose and an important element of helping people to confidently plan for their futures. We do not differentiate across customer groups in our approach to financial empowerment.

Definition

Financial empowerment means enabling individuals to take charge of their finances and make informed financial decisions at every stage of life, supported by the right advice, products, and solutions.

Impacts, risks, and opportunities

Aegon has one material opportunity related to the topic of financial empowerment, which occurs downstream, specifically related to our insurance and pension activities in the value chain. The related stakeholder group is our customers.

For reporting purposes under the ESRS, the term financial empowerment corresponds to the social inclusion of customers sub-topic, and more specifically, to the access to products and services sub-sub-topic.

The material opportunity described below (IRO 1) has a potential impact in the short-, medium-, and long-term. The table below depicts where the opportunity arises in the value chain and is described below in more detail.

| ESRS topic | Sustainability matter (sub-topic and sub-sub-topic) | Where in the value chain do material IROs arise? | | | Material IROs related to the sustainability matter | | |
		Upstream	Own operations	Downstream	Impact	Risk	Opportunity
ESRS S4: Consumers and end users	Financial empowerment			Insurance and pension activities			1

1. Opportunity: Aegon has an opportunity to grow its business by addressing protection gaps, short-term savings needs and retirement readiness, and through empowering individuals to make confident, informed financial decisions throughout life, supported by appropriate advice, products, and solutions.

Policies and procedures

Our approach to managing our material opportunity for financial empowerment is supported by two group policies. The policies aim to put customers at the heart of our product design, and to take their needs into account when executing our commercial activities across the business. In addition, business units have policies and frameworks to comply with local market consumer protection requirements.

The **Pricing and Product Development Policy** supports the development of insurance products that are valuable, customer-focused, and meet the needs of our diverse clients to help them live their best lives. It sets out our aim to provide fair treatment for customers and covers the launch, repricing, and enhancement of products, ensuring ongoing suitability and accessibility for customers across their life stages. The policy includes requirements for clear information and transparent pricing to support customers' informed decision-making. The policy mandates governance structures and escalation procedures to ensure products remain suitable and aligned with customer needs.

Aegon's **Market Conduct Compliance Policy** aims to help our customers take responsibility for their financial futures by providing products and services that support them throughout their lifetime. The policy seeks to support Aegon in earning the trust of our customers by managing conflicts of interest appropriately and ensuring that customers' objectives, interests, and characteristics are duly taken into account. The policy outlines a set of requirements including documenting target markets, ensuring products are aligned with customer needs, and considering financial capability and literacy. It also outlines the need for clear, understandable information for customers, and that advice is based on individual needs and circumstances. There are also requirements for appropriate distribution channels, ongoing monitoring, and remedial actions to support our customers. The policy outlines market conduct principles, including fair treatment, clear information, and needs-based advice.

As these policies are the same as for responsible marketing practices, refer to the policies and procedures table in that section for more details.

Actions (and resources)

In 2025, we have undertaken a number of actions to capitalize on the opportunity related to financial empowerment. Many of these actions are ongoing and are developed and implemented using budget and resources at both the global and local business unit levels.

Reducing barriers to financial products and services
Aegon seeks to help its customers with a range of financial products and services that serve their changing needs throughout their lives. Part of the approach is to help customers understand and track their financial future. To support this, our business units have developed a range of services and platforms to educate and support customers' financial literacy, planning, and strategies.

Aegon UK launched **Mylo**, a new app that will provide customers with a simple way to consolidate their pension schemes. The app allows customers to navigate their Aegon UK products, with a focus on key life moments. This aims to help customers make informed decisions by providing access to targeted education, guidance, and advice when customers need it most.

Pension Geeks is a financial education platform for UK clients designed to make people's lives easier by addressing money issues that employees or pension scheme members are most concerned about. Topics include pensions, financial wellbeing, mortgages, loans, and coping with the cost-of-living crisis. The platform provides accessible information that breaks down money matters into bite-sized chunks and builds financial literacy. Through a range of videos, articles, tools, and more, the platform seeks to help people to take control of their money.

Origen Financial Services, Aegon's wholly owned financial advice business, enables Aegon UK to provide a wide range of advice services to customers. Origen aims to be a trusted partner for individuals, families, trustees, and businesses. Through its highly qualified team of advisers, Origen supports clients with their financial planning needs.

Transamerica continues to support the middle-market in America, seeking to support traditionally underserved communities through a range of initiatives, including the **My Life Access** tool and enhanced retirement-planning tools that help individuals access their financial information, plan their financial futures, and interact with their products.

Promoting inclusion in our distribution network
World Financial Group (WFG) is an insurance agency with a distribution network of more than 95,000 licensed agents, a subsidiary of Transamerica, and part of the Aegon group of companies.

WFG aims to represent the communities it serves (IRO 1). WFG's licensed independent agents represent more than 75 different spoken languages. In addition, more than 50% of the agent population is female, and 65% identify as members of traditionally underrepresented racial/ethnic groups.

WFG has been bridging the gap to financial inclusion for lower-income households across North America for over 20 years by offering access to affordable products, financial education, and the ability to develop a financial strategy. The approach focuses on three areas: helping individuals build a better financial future; enhancing financial literacy and wellbeing; and supporting their agents to build their own businesses. This includes recruiting more WFG agents from communities that are well positioned to serve traditionally underserved customer groups.

We see community representation among WFG agents as the primary driver for capturing opportunities and increasing our market share. This is a key part of our strategy for bridging the gap between lower-income households and financial inclusion.

Customer satisfaction
Transamerica and Aegon UK use **Net Promoter Scores®** (NPS) to measure customer satisfaction. Transamerica measures NPS for life customers through an annual third-party study conducted by LIMRA2. NPS for retirement is calculated internally and NPS for advisors is measured on a rolling basis throughout the year. Aegon UK conducts surveys with individual customers, advisors, and employers about their experiences with Aegon UK. Customer surveys are conducted throughout the year, whereas advisors are surveyed on a quarterly basis and employers every six months

Transamerica's **Customer Experience Center of Excellence**, focuses on improving customers' experiences and uses data and customer feedback to develop solutions, communications, and digital capabilities that address customer needs, while also helping to share best practices across the organization. Transamerica operates a "hybrid" model for key customer experience services. This means that some activities are executed by our own workforce, while outsourced services are managed through service-level agreements. Monitoring focuses on products and services that potentially have the greatest reputational impact on the organization.

Key performance indicator(s) and target(s)
We have not set KPIs for the topic of financial empowerment. However, as this is an opportunity, we hope to see the effects reflected in increased market share and revenue.

Metrics

The following list of metrics provides insights into the progress made in managing the opportunity related to financial empowerment.

The metrics are Aegon-specific and focused on customer satisfaction.

	unit	2025	2024	%
Financial empowerment				
NPS score for Workplace clients				
United States	-100 to 100	72	72	0 points
United Kingdom	-100 to 100	26	26	0 points
NPS score for advisors				
United States	-100 to 100	60	55	5 points
United Kingdom	-100 to 100	5	(8)	13 points
NPS score for individual customers				
United States	-100 to 100	38	36	2 points
United Kingdom	-100 to 100	47	28	19 points

n.a. – not applicable; n.m. – not measured; pp - percentage points

Supplementary explanation
NPS scores
In Aegon UK, customer contact and support teams alongside account managers (where applicable) have focused on improvements in the customer experience. Additionally, improvements were made in customer platforms and processes. This is reflected in improved NPS scores in Aegon UK.

Methodology
NPS scores
Customer satisfaction is measured using the NPS score. Respondents answer based on a 0-10 scale, where those answering 9-10 are deemed "promoters," those answering 7-8 are "passives," and 0-6 are "detractors." NPS is based on % of promoters minus the % of detractors. A negative NPS represents a higher % of detractors amongst respondents than promoters. The Net Promoter Score can range from -100 and +100.

For Workplace clients, the measurement differs between the United States and the United Kingdom. Transamerica measures the NPS score for retirement plan participants, who are the end customers. The question asked is: "Based on your experience, how likely are you to recommend Aegon to a friend, family member, or colleague?" This question is asked daily following a call center interaction with a participant.

Aegon UK measures the NPS score for Workplace clients, meaning the employers. The question asked is: "How likely is it that you would recommend Aegon to your colleagues, peers, or business network?" This question is asked throughout the year.

NPS for advisors is measured based on the question: "How likely is it that you would recommend Aegon to your colleagues, peers, or business network?" This question is asked throughout the year. This approach is the same for Transamerica and Aegon UK.

NPS for individual customers is measured based on the question: "How likely are you to recommend Aegon to a friend, family member, or colleague?" For Transamerica individual customers, NPS is measured through participation in an annual third-party study conducted by LIMRA. For Aegon UK customers, NPS is measured quarterly using a random selection of customers from the Customer Relationship Management system and is managed in-house.

Governance information

Business conduct

Business conduct is a fundamental element of our business, essential to building the trust, transparency, and accountability necessary to foster long-term financial stability and business integrity.

A key component for creating value for all our stakeholders is our corporate culture, underpinned by our purpose, which seeks to treat stakeholders with transparency and fairness.

To safeguard our business relationships and standards of conduct, Aegon maintains extensive requirements on anti-fraud, market conduct, anti-corruption, and anti-bribery, supported by a Speak Up policy for whistleblower protection.

Business conduct at Aegon is underpinned by our Code of Conduct, which outlines how our employees should conduct business and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.

The following section outlines our approach to managing material IROs related to business conduct, particularly how we conduct business with respect to the prevention and detection of corruption and bribery, including the protection of whistleblowers.

Definition

Conducting business ethically, with integrity and transparency.

Impacts, risks, and opportunities

The material risks connected to the prevention and detection of corruption and bribery may arise in our own operations (including our own employees and non-employee workers) in all geographies where we have operations.

The material impact related to the protection of whistleblowers, may arise as part of our own operations. The impacted stakeholder group is our own workforce.

Good business conduct in the financial sector is vital to building trust in the industry and underpins a sustainable global economy. Business conduct impacts a range of business relationships and activities our workforce is involved in. It is inherent to the nature of the transactions we manage in our daily activities and the complex regulatory landscape.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail, and the numbering corresponds to the numbers in the table.

The material potential impact (IRO 1) described below may impact in the short-, medium- and long-term. The material risks (IRO 2 and 3) may materialize in the short-, medium- and long-term.

ESRS topic	Sustainability matter (sub-topic and sub-sub-topic)	Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter		
		Upstream	Own operations	Downstream	Impact	Risk	Opportunity
ESRS G1: Business conduct	Protection of whistleblowers		Own operations		1		
	Prevention and detection of corruption and bribery		Own operations			2, 3	

Protection of whistleblowers

Definition: Protection against retaliation of anyone who has reported misuse of insider knowledge or any illegal, illicit, or fraudulent activities occurring in our organization.

Impact:
1. Negative, potential: Ineffective whistleblowing mechanisms can deter people from reporting misconduct, allowing harmful practices to persist and exposing reporters to retaliation, psychological distress, and a decline in trust and morale across the organization.

Prevention and detection of corruption and bribery

Definition: Corruption is the abuse or misuse of power for gain. Bribery is a form of corruption and is defined as the offering, giving, receiving, or soliciting of anything of value to improperly influence the actions of another, whether a government official (public bribery) or a private party (commercial bribery).

Risk and/or opportunity:
2. Risk: Failure to implement robust and effective risk management and respective controls in relation to anti-corruption and bribery could result in regulatory scrutiny, penalties, and damage to Aegon's reputation.

3. Risk: Incidents of corruption or bribery could result in increased costs (internal/managerial), fines, litigation, as well as societal impacts or damage to local economies. Consequently, corruption or poor business conduct issues could lead to reputational damage to both Aegon and the financial services sector.

Policies and procedures

Business conduct, including the protection of whistleblowers, is a fundamental and well-established element within Aegon. Aegon is committed to conducting its business activities with honesty, integrity, and transparency. Its business is centered on people and their trust in us. Only by acting with professionalism and integrity can we earn the trust of our stakeholders and preserve Aegon's reputation. Although the financial services sector has long been subject to business conduct regulation, the EU Whistleblower Protection Directive now applies to businesses across all sectors above a certain size.

Our approach to managing our material impacts and risks related to business conduct (IROs 1 - 3), including the protection of whistleblowers, is outlined in a set of core compliance policies (see the policy table below).

The scope of policies often refers to employees of Aegon business units. Employees in this context are direct Aegon employees on a permanent or temporary contract, including members of the Board of Directors, the Executive Committee, and senior management. When additional groups of employees (for example, non-employee workers, joint ventures, or third parties) are in scope, this is explicitly mentioned in the policy table. All business units are required to ensure full and proper implementation of the key requirements of these policies, along with any additional local requirements, as necessary. Local compliance officers are responsible for monitoring, reporting, and the controls for these policies, with oversight from Group Compliance. Group Internal Audit conducts independent audits to ensure adherence to the policies and procedures and monitors the follow-up actions related to previously reported issues.

Aegon has a framework of policy statements and preventative measures against bribery and corruption. This includes its Code of Conduct, ABC policy, Speak Up policy, Financial & Economic Crime Statement, Conflict of Interest policy, and Responsible Investment Policy.

The framework and policies support Aegon's efforts to uphold the UN Convention against Corruption. Aegon explicitly prohibits bribery and corruption, including bribery of foreign public officials and indirect bribery through agents/intermediaries. Internal controls and risk assessments are established as preventive measures (for example, due diligence and monitoring of third parties, and training/information to raise staff awareness to recognize, prevent, and report bribery and corruption). Internal and external stakeholders can use the Aegon Speak Up channel to raise bribery and corruption concerns. The framework is periodically reviewed, communicated internally (and externally where relevant), and updated as needed.

Aegon Code of Conduct

The Code of Conduct embodies Aegon's values and helps ensure that all employees act ethically and responsibly (IROs 1 - 3). It prescribes the mandatory conditions for how Aegon employees should conduct business by complying with all applicable laws and regulations and exercising sound judgment in making ethical business decisions in the long-term interests of our stakeholders.

Aegon employees must certify that they have read and understood the Code of Conduct and agree to abide by it. Employees are also required to follow mandatory training regularly to help embed the principles of the Code in their work. Annual Code of Conduct attestation is mandatory for all direct employees of Aegon.

Failure to comply with the Code of Conduct may result in disciplinary action up to and including termination of employment. Violations of the Code of Conduct may also qualify as violations of the law and result in civil or criminal exposure.

The policy references several third-party standards and initiatives, including the United Nations Universal Declaration of Human Rights, the International Labour Organization, and the UN Global Compact (human rights principles and labor standards).

Protection of whistleblowers

Supplementing the Aegon Code of Conduct, the Aegon Speak Up Policy establishes protections for whistleblowers (IRO 1). It is important that people feel supported and protected by the company when bringing issues to the attention of management that may harm the company's reputation, integrity, employees, or other stakeholders. Reporters who believe they have experienced retaliation are encouraged to immediately report the issue to the Group Chief Compliance Officer.

Aegon has established specific measures to support a person who reports a concern in good faith, without risking retaliation. This aims to create a safe environment for anyone who wishes to raise concerns about suspected or observed misconduct involving Aegon. The Speak Up Policy outlines the procedures for reporting suspected misconduct, conducting independent investigations, providing support and protection measures, and following up of any recommendations for remedial action where an issue is identified.

Joint ventures and associates, in which Aegon does not have operational control, are expected to either adopt their own Speak Up program or implement the Aegon program.

Aegon Speak Up

In addition to the common reporting channels (for example manager, HR, or local compliance), Aegon offers an independent Speak Up channel as an alternative mechanism to raise concerns about unlawful, unethical, or otherwise inappropriate conduct involving Aegon (IROs 1 - 3). The Speak Up channel provides a secure, independent, confidential (and anonymous if preferred), and 24/7 accessible platform (online and toll-free phone lines available in all countries of operation) for employees, non-employee workers, and external stakeholders to report concerns about unlawful behavior or breaches of our code of conduct.

To ensure transparency and accessibility, detailed information about the Speak Up program is publicly available. This includes the full Speak Up policy, a short video introduction to the program, a statement from our CEO underlining senior management's support, and an infographic summarizing the Speak Up journey from report to resolution. This is supported with a dedicated Speak Up website and mobile app ("Aegon Speak Up Toolkit"), where users can access FAQs and guidance on each phase of the reporting process. Through these resources, individuals are supported and better prepared when raising a concern, with clarity on how the process works and the safeguards in place.

At Aegon, speaking up is encouraged and protected. To prevent retaliation, we use automated monitoring through our Speak Up platform, which regularly checks in with reporters to ask whether they have experienced reprisals. We have also developed retaliation prevention and intervention guidance to help management recognize retaliation risk, reduce the likelihood of reprisals, and respond effectively if concerns arise. In addition, we raise awareness through training and open communication so employees understand that speaking up is part of normal business practice, that retaliation is not accepted, and that concerns will be handled objectively.

Reports may be submitted by both internal and external stakeholders. The channel is designed to allow concerns to be escalated outside normal hierarchies and, where appropriate, directly to senior management or the Board's Audit Committee. The Speak Up platform is hosted externally and allows reporters to choose whether they wish to identify themselves or remain anonymous. Concerns are investigated promptly, independently, and objectively, with safeguards against retaliation in line with the EU Whistleblower Protection Directive.

Aegon has an investigation manual that provides clear guidance for conducting investigations into reported concerns. The manual outlines principles, procedures, and responsibilities to ensure that investigations are handled promptly, fairly, and consistently. It serves as a practical tool for those tasked with investigating concerns and helps ensure that outcomes are reliable, transparent, and aligned with the principles our Code of Conduct, Speak Up policy, and compliance standards.

The Ethics Committee provides a post-case analysis of data extracted from all reports and subsequent investigations to identify trends and weaknesses, and to assess threats to the effectiveness of our compliance program and Aegon's internal control system. Based on these analyses, the Board of Directors may consider the need for amendments, additional measures, or resources to ensure the Speak Up program is effective and that employees have confidence in it.

Internally, the use and availability of Speak Up are supported by several initiatives. For example, the GES assesses whether employees feel comfortable speaking up and sharing their opinions freely. Furthermore, employees are required to complete the Aegon Speak Up training specific to their role. In addition, a mandatory Aegon Speak Up Leadership Training is rolled out. This training includes content on how to be receptive to people raising concerns. The Group Chief Compliance Officer is responsible for overseeing the development and delivery of effective training across Aegon with regard to Aegon Speak Up.

The Speak Up Policy is designed to support compliance with specific legislation and/or regulations. For example, it has been aligned with the Dutch Whistleblower Authority Act 2023, transposing the EU Directive 2019/1937 on Whistleblower Protection.

Implementation of the Speak Up Policy is supported by specific local and group policies and procedures to manage types of misconduct. This Speak Up Policy is publicly available on our website.

In addition to Aegon Speak Up, we offer Confidential Advisors as an additional channel for employees in the Netherlands to raise any type of concern. In circumstances that require bypassing Speak Up channels, or in case of escalation, the concern can be directly made to the chair of the Audit Committee. More information on the mechanisms for employees to raise or discuss concerns is available in the Human Capital section, under channels to raise concerns.

Anti-Bribery and Corruption Policy

The Aegon Code of Conduct provides generic guidance on the prevention of bribery and corruption (including gifts and entertainment). In addition, the Anti-Bribery and Corruption (ABC) Policy sets the (Aegon-wide applicable) mandatory principles, key requirements, and responsibilities to comply with applicable regulations and Aegon's zero-tolerance towards bribery and corruption (IROs 2 and 3). The ABC policy provides principles and guidelines to help Aegon employees make the right decision. This includes the need for compliance with local and international (anti-bribery and corruption) laws and regulations. It also sets out key principles on the acceptance of gifts and entertainment, political or charitable contributions, and the prohibition of offering, accepting, or participating in any manner in facilitation payments.

Employees are required to complete ABC Policy training every two years. Compliance with the policy is assessed through the policy attestation program, as indicated by the following metric: Proportion of compliance with anti-bribery and corruption policy requirements.

Aegon, its employees, and third parties acting on their behalf are prohibited from offering, accepting, or participating in any manner in facilitation payments. A facilitation payment is a payment made to a public or government official to incentivize the official to complete a specific action or process expeditiously, to the benefit of the payer. In some countries, these payments are permitted and expected, whereas in other countries, facilitating payments is prohibited by law. In any circumstance, Aegon and Aegon employees are not permitted be involved in any way in facilitation payments.

Local business units regularly monitor the Gift and Entertainment register to identify issues, assess trends, and review the reasonableness and appropriateness of recorded items. Any issue identified is reported to local management.

Third-party standards and initiatives referenced in this policy are the U.S. Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act.

Conflict of Interest Policy

The Aegon Conflict of Interest Policy defines the principles regarding the management of (potential or perceived) conflicts of interest. The policy provides guidelines to help Aegon employees recognize potential conflicts of interest and how to handle them (IROs 2 and 3). Conflict of interest attestation (training) is mandatory for all Aegon employees every two years (annually where required for local compliance). Moreover, there is a mandatory conflict-of-interest training for new employees. This policy applies to employees in all Aegon business units. Compliance with the policy is assessed through the policy attestation program as indicated by the following metric: the proportion of compliance with conflict-of-interest policy requirements.

Financial Crime policies

Aegon has put policy requirements in place to manage and mitigate the risks of involvement in money laundering and terrorist financing, as well as any fraudulent activities, and to ensure compliance with applicable sanctions requirements (IROs 2 and 3). Within some of these policies third-party standards and initiatives are referenced, including the FATF Recommendations 2012 and relevant local regulations.

a. The **Group Anti-Money Laundering & Counter Terrorist Financing Policy (AML & CTF)** is designed to protect the organization, its products, and services from being exploited by criminals to launder proceeds from illegal activities, including tax evasion, and from being used to finance terrorist activities.

b. The **Group Anti-Fraud Policy** aims to protect Aegon's and clients' assets from fraudulent behavior of clients, business partners, employees, or any other external entity or individual.

c. The **Group Sanctions Policy** aims to safeguard Aegon's organization, products, and services from being used for prohibited transactions and to evade, avoid, or otherwise circumvent sanctions. Third-party standards and initiatives referenced in this policy include sanctions regulations issued by the European Union, United Nations, United States of America, the Netherlands, Bermuda, and the United Kingdom.

Employees are required to take training courses on the above policies at least every two years.

Policies for suppliers

Aegon has also implemented policy requirements to manage and mitigate risks related to business conduct by its suppliers.

The **Global Procurement Policy** aims to define the minimum requirements and establish the standards that must be adhered to when procuring goods and services or engaging third-party vendors and when to involve the local procurement department. Adherence to the policy helps to ensure Aegon's active management of its expenditure and drive positive impact on revenue, costs, internal controls, corporate responsibility, and credit rating, while minimizing Aegon's exposure to risks. This policy applies to all business units when contracting third parties to purchase goods and services.

Aegon is committed to high standards of business conduct, as reflected in the Aegon Code of Conduct, and we expect all vendors to adhere to similar good working standards and business ethics. The **Vendor Code of Conduct**, together with the terms and conditions of the contract, sets the standards for the business relationship between Aegon and its vendors.

This helps Aegon to manage the most material business conduct, social, and environmental risks (also referred to as sustainability risks) associated with the procurement of goods and services. Aegon asks its vendors to comply with the code and assesses their ESG-related performance against its standards following a risk-based approach.

Third-party standards and initiatives referenced in this policy are the UN Declaration of Human Rights, the UNEP-FI Principles for Sustainable Insurance (PSI), the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the Principles of Corporate Governance, and the UN Global Compact.

Policy or procedure	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available
Speak Up Policy	Protection of whistleblowers: Impact: 1 Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All Aegon business units and holding. It also extends to non-employee workers, customers, business partners, shareholders, and the general public.	Topic owners from the compliance community, Risk function	Publicly available on Aegon's website
Code of Conduct	Prevention and detection of corruption and bribery: Risk: 1, 2, 3	Group Chief Compliance Officer	All business units and holding	Among others, Works Council in the Netherlands, regulators, Compliance, Communications & Brand and Human Resources	Publicly available on Aegon's website
Group Anti-Bribery and Corruption Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All business units, holding, and third parties acting for or on behalf of Aegon	Topic owners from within the compliance community, Risk function	Internally available on Aegon's intranet
Conflict of Interest Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon's intranet
Group Anti-Money Laundering and Counter-Terrorist Financing Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon's intranet
Group Anti-Fraud Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon's intranet
Group Sanctions Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon's intranet
Global Procurement Policy	Prevention and detection of corruption and bribery: Risk: 2, 3	Head of Enterprise Technology	All Aegon business units and holding. For joint ventures we strive to apply similar standards.	Procurement and Risk function	Internally available on Aegon's intranet
Vendor Code of Conduct	Prevention and detection of corruption and bribery: Risk: 2, 3	The Board of Directors, the Executive Committee and their respective committees	Any organization that contracts with Aegon to supply goods or services	Procurement and Risk function	Publicly available on Aegon's website

1   The numbering provided in this table refers to the IROs listed under the heading "Impacts, risks, and opportunities" of this section.

Actions (and resources)

We have implemented key actions throughout the year to manage our material impact and risks related to business conduct. All these actions are ongoing and, therefore occur in the short term. Existing budget and resources from the Compliance organization are used for these actions.

Compliance Framework

The Compliance Framework is designed as a life cycle for the compliance process. It sets the framework for organizing and improving the Compliance function and aligning it with its goal of supporting Aegon in meeting stakeholder expectations regarding business conduct (IROs 1 - 3). The framework's activities are based on the company's purpose, values, and principles of conduct, as reflected in Aegon's Code of Conduct. This takes the form of a cyclical approach to risk identification and mitigation, the identification of any occurrences outside the risk appetite, and the reporting of both at the group and business unit levels.

The effectiveness of the framework is monitored regularly to assess compliance with regulations (in the scope of the function) and internal policies to establish that integrity risks are managed within agreed tolerance levels. The Compliance function provides periodic insight into the day-to-day operations, key risks and incidents, and the function's status and effectiveness. Where necessary, Compliance supports the business by reporting on investigations and/or providing recommendations for remediation or corrective action plans. It also highlights lessons to be learned from such corrective actions.

Policy attestation

Aegon manages its policy effectiveness via the Policy Attestation Process. This process verifies our business operations' compliance with the specific policy requirements (IROs 2 and 3). Non-compliance results in a remediation plan, which is monitored and reported on. The compliance assessment is performed by the first line according to a management approved policy attestation cycle and validated by the Risk function.

ACRA

The annual group-wide Systematic Integrity Risk Analysis (SIRA) was a requirement under DNB supervision. Under our new supervision arrangements with BMA, the SIRA is no longer required at a group-wide level and reporting on this has been discontinued. However, established processes continue in the form of an Annual Compliance Risk Assessment (ACRA). The ACRA analyzes Aegon's compliance risks (IROs 2 and 3). Where gaps are found, additional measures are put in place. The Compliance function designs and maintains a risk-based monitoring plan.

The objective of the monitoring plan is to assess our business operations' level of compliance with applicable laws and regulations and internal compliance policies to establish that integrity risks are managed within tolerance levels.

Training and awareness program

Aegon places significant emphasis on training and awareness programs to combat corruption and bribery. All employees are required to complete mandatory training on the ABC Policy to support their understanding of the policy's responsibilities and principles (IROs 2 and 3). Senior management is responsible for developing and conducting these training sessions, setting the appropriate tone at the top, and fostering an open environment for discussing potential violations. These training programs are periodically reviewed and updated to remain relevant and effective. By equipping employees with the necessary knowledge and awareness, Aegon aims to mitigate risks and ensure compliance with anti-corruption and anti-bribery standards and related policies.

The Compliance function creates and executes a structured compliance training and awareness program to provide knowledge and awareness on Business Conduct topics, as deemed relevant and necessary. The program's content is determined following an annual review by Group Compliance and subject matter experts (for example from Data Privacy and Information Security) of a range of considerations, including the regulatory landscape, ACRA results, regulatory and audit findings, and compliance incidents. The training and awareness program is undertaken by new and existing employees. Training is delivered through the global e-learning tool, Absorb, and/or through local Compliance communication and training channels. The scope of the training and awareness program is Aegon-wide, with supporting business unit or audience-specific elements, on a risk-based basis.

In addition, as part of the annual Code of Conduct attestation process, all employees must confirm that they have read, understood, and will comply with the Code of Conduct. For new employees, this Code of Conduct attestation is part of the onboarding process.

The Compliance function monitors the completion and effectiveness of the training and awareness program. This is accomplished by setting a specific learning objective for each training course to ensure the training materials include the fundamental concepts and key policy requirements. Furthermore, high completion rates are set for mandatory training (minimum 95%), and participants need to answer a set of relevant questions to test their knowledge with a high pass rate of 80% or more.

Bribery, corruption, and fraud incident reporting

Aegon has implemented a comprehensive approach to prevent and detect corruption and bribery incidents (IROs 2 and 3). This includes a zero-tolerance approach to bribery and corruption, covering both active and passive forms. The ABC Policy outlines general rules, key principles regarding gifts and entertainment, and an approval process for such activities. Local business units are required to regularly monitor the Gift and Entertainment register to identify issues and assess trends. Internal escalation procedures are in place to report suspicions or attempts of bribery or corruption. These measures, combined with robust systems and processes, help Aegon proactively identify and address potential corruption incidents, thereby reducing the risk of misconduct and helping to build and maintain trust in the financial sector.

Identified bribery, corruption, or fraud issues are reported to (local) management. Speak up provides an independent channel, which includes a third-party service provider separate from the chain of management, through which bribery, corruption, or fraud issues can also be reported. Senior Management is responsible for taking appropriate action when breaches are identified. This includes immediately reporting breaches and ensuring the necessary steps are taken to address them. Procedures are in place to escalate issues, as necessary, assess the circumstances and consider reporting to regulatory authorities. Reporting to law enforcement agencies occurs if there is a suspicion of a criminal offence.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2025	Performance in 2025	Target for 2026
Proportion of employees who completed the Code of Conduct attestation	95%	100%	95%

The measurement of the effectiveness of our policies and actions to address all IROs related to business conduct is complemented by the KPI "Proportion of all employees who completed the Code of Conduct attestation." Employees refer to Aegon's direct employees. Group Compliance sets the 95% target. The target allows a margin for employees who cannot complete the training on time, for example, due to maternity or (long-term) illness leave.

This KPI is measured annually. Progress toward the target is reviewed within each business unit, and results are submitted to Group Compliance.

Overall results are reported to the GSB at least annually. Action plans are created in case progress falls behind target.

The KPI and target mentioned above specifically address ABC training. We also monitor the resolution of incidents of corruption and bribery, including the protection of whistleblowers. However, we have not set a target for these sustainability matters.

Metrics

The following list of metrics, including the KPI presented above, provides insights into the progress made in managing our IROs.

The metrics are either mandatory ESRS disclosures or Aegon-specific.

	unit	2025	2024	%
Prevention and detection of corruption and bribery, including whistleblower protection				
Proportion of employees who completed the Code of Conduct attestation	%	100%	98%	2pp
Proportion of compliance with anti-bribery policy requirements	%	100%	100%	0pp
Proportion of compliance with conflict of interest policy requirements	%	97%	97%	0pp
Fraudulent activity				
Incidents - bribery or corruption	nr	-	-	0%
Incidents of bribery or corruption - number of convictions	nr	-	-	0%
Incidents of bribery or corruption - value of fines	EURm	-	-	0%
Incidents - fraud	nr	3,846	711	441%
Employees	%	-	-	0pp
Intermediaries	%	1%	7%	(5pp)
Third parties	%	99%	93%	5pp

n.a. – not applicable; n.m. – not measured; pp - percentage points

Supplementary explanation
Incidents fraud
We have observed an increase in number of external fraud cases primarily driven by an increase in account takeover attempts. While the volume of fraud cases has grown, confirmed fraud incidents and associated financial loss is low, as controls have been enhanced which detect and prevent more cases before loss is incurred. Of the fraud cases recorded in 2025, 90% did not result in a loss. Just 0.25% of the cases fell into the most significant category (between EUR 100,000 and EUR 5 million) and the total losses in this category were under EUR 1.5 million.

Methodology
This section outlines the methodologies used to calculate the metrics in the tables above.

The proportion of employees who completed the Code of Conduct attestation covers all direct employees of Aegon Ltd. and its subsidiaries. In previous years, only the proportion of new employees was reported. The reason for the change is that the Code of Conduct attestation has always been applicable for all direct employees. By adjusting the reporting scope to include all direct employees, we align it with the attestation's actual scope. The 2024 figure based on the new scope is 99%. We have not revised the 2024 figure in the table above, due to the low impact of the change.

The proportion of compliance with policy requirements reflects business units' adherence to the specific requirements of those policies. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line according to a management-approved policy attestation cycle and validated by the Risk function.

Incidents of bribery or corruption include incidents conducted by employees. Incidents still under investigation at the end of the reporting period are excluded. The number of convictions reflects the number of cases in which Aegon or the employee who committed the bribery or corruption has been convicted.

Incidents of fraud reflect the total number of fraud attempts by employees, intermediaries, and third parties (including customers) that are confirmed as fraud. Incidents still under investigation at the end of the reporting period are excluded.

EU Taxonomy

Regulation

The EU Taxonomy Regulation was adopted by the European Union in 2021 and is one of the cornerstones of the EU Action Plan on financing sustainable growth. The EU Taxonomy is a classification system to define environmentally sustainable economic activities. Article 8 of the EU Taxonomy Regulation requires companies to report how and to what extent their activities are associated with economic activities that qualify as environmentally sustainable. EU Taxonomy is based on the following criteria, as further described in the regulation and subsequent acts:

a. Substantially contributing to one of the six EU environmental objectives:
    1. Climate change mitigation
    2. Climate change adaptation
    3. Sustainable use and protection of water and marine resources
    4. Transition to a circular economy
    5. Pollution prevention and control
    6. Protection and restoration of biodiversity and ecosystems
b. Doing no significant harm to any of the other objectives, and
c. Meeting minimum safeguards.

For each of the six environmental objectives, delegated acts were adopted at the EU level.

Disclosure requirements

The European Commission adopted a phased-in approach to give companies more time to comply with the EU Taxonomy disclosure requirements. For the first time this year, the reporting covers taxonomy eligibility and taxonomy alignment for all environmental objectives. Pursuant to the EU Taxonomy amendments (EU 2026/73) proposed on July 4, 2025 and published in January 2026, Aegon has decided to report on EU Taxonomy based on the simplified set of disclosures for insurance undertakings.

We acknowledge Frequently Asked Question (FAQ) 7 from the additional interpretative guidance issued by European Commission in its 8 November 2024 Commission Notice C/2024/6691, which outlines an expectation that the entities should report consolidated EU Taxonomy KPIs of their respective business segments. We note, however, that this expectation originates from the FAQ and is not explicitly required under the applicable Delegated Act.

Given the ambiguity between the Delegated Act and the FAQs, we have assessed the applicability of this requirement to our business model. As our Group is predominantly an insurance provider, we continue to apply the reporting framework and templates designed for insurance undertakings and do not implement the Asset Management template.

"Taxonomy-eligible" means that an economic activity is described in one of the delegated acts mentioned above, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those delegated acts to qualify as sustainable. "Taxonomy aligned" means that an eligible economic activity meets the technical screening criteria while not significantly harming the remaining environmental objectives and meeting the minimum social safeguards to qualify as sustainable.

Scope of assets and activities covered by the EU Taxonomy disclosures
Investments

To calculate the proportion of taxonomy-eligible and taxonomy-aligned investments, the total of covered investments is used as the denominator, which includes our general account investments, investments for accounts of policyholders (also called separate account investments), and real estate for own use. Similar to the previous year, exposures to central governments, central banks, and supranational issuers are excluded from the covered assets (denominator).

Following the amendments of July 4, 2025, additional asset classes for which it is not possible to carry out the assessment of taxonomy-eligibility or taxonomy-alignment are excluded from the covered assets. These asset classes include exposures in cash and cash equivalents, on-demand bank loans, and derivatives. Also, investees that are not within the scope of mandatory sustainability reporting under Articles 19a or 29a of Directive 2013/34/EU are now excluded from the covered assets. This refers to small- and medium-sized companies, non-public interest companies based in the EU, and non-EU-based companies. Aegon will not use the option to voluntarily report taxonomy alignment for these entities because data coverage is very low and, as a result, the information is less meaningful.

The disclosure in the EU Taxonomy alignment table relating to exposure to other covered counterparties and real estate assets includes mortgage loans, real estate, and real estate for own use. These are European non-listed investments in scope for CSRD.

We have included the key taxonomy-alignment figures of 2024 in a separate table. However, due to the use of the revised template, the inclusion of four additional environmental objectives, and the change in definition of covered assets, the EU Taxonomy metrics presented in the 2025 table below cannot be compared with previous year.

Investments managed on behalf of third-party clients are not in the scope of our EU Taxonomy reporting, as explained in the Basis of presentation section.

Own activities

As Aegon the Netherlands was divested in 2023, no non-life business activities could be classified as eligible or aligned. Therefore, this report does not include disclosures related to underwriting.

Assumptions and data limitations

For the 2025 disclosures on alignment and eligibility, Aegon uses reported information from the underlying investee companies to assess eligibility and alignment percentages. This information is primarily collected through our external data vendor MSCI. Where this data was unavailable, we assessed this as non-eligible and non-aligned. To determine which investees are obliged to publish mandatory sustainability reporting pursuant to Articles 19a or 29a of Directive 2013/34/EU, we also use actual information provided by the vendor. Where this data is unavailable, but we know the place of domicile, we have determined that investees outside the EU are not obliged to publish mandatory sustainability reporting. When none of this information was available, we intentionally left it blank and kept it in scope of the covered assets. Also, where data were unavailable to split the alignment between transitional and enabling activities, we left the field blank. As a result, the sum of transitional and enabling is lower than the total alignment percentage and value. The investments in our EU Taxonomy disclosures include accrued interest and are valued according to their IFRS Book Value. The data coverage from MSCI is 72% (2024: 71%).

Assessing the eligibility and alignment of investment funds and other covered counterparties and real estate assets is more difficult due to the heavy reliance on external asset managers to provide relevant sustainability information. Aegon uses a look-through approach for investment funds, which entails assessing the eligibility and alignment of the underlying investments in these funds. Reported data collected by an external data vendor is used for listed funds. For unlisted funds and other covered counterparties and real estate assets, Aegon performs its own due diligence. As a result of data limitations, the data coverage of these investments is insignificant. Unlisted funds are mainly applicable for investments for the account of policyholders. If the information of a fund or underlying investments is not available to make the assessment, we set the eligibility and alignment percentage to zero.

The amendments of July 4, 2025, allow companies to exclude certain exposures from the alignment assessment. These exposures are specified in the table below and include:

- Exposures financing non-assessed non-material activities of counterparties. These are exposures that counterparties consider non-material and were not assessed by them. Since this is the first year that companies are reporting on this, the data will not be available for 2025 and, therefore, Aegon reports zero.
- Exposures financing counterparties reporting in accordance with Article 7(9) of Directive 2025/4568/EU. These are exposures to investee companies that use the temporary opt-out provision and do not claim to finance or invest in economic activities associated with environmentally sustainable economic activities. Since this is the first year that companies are reporting on this, the data for this category will also not be available for 2025, and, therefore, Aegon reports zero.
- Non-assessed exposures considered non-material by the reporting entity. These are exposures that financial entities consider non-material for up to 10% of covered assets for which use of proceeds is known. Aegon does not make use of the option to exclude these assets from the assessment.

Description of the compliance with Regulation (EU) 2020/852 in the financial entity's business strategy, product design processes, and engagement with clients and counterparties

Our sustainability governance aims to strengthen our sustainability approach and embed sustainability across the business. Sustainability is a key element of delivering on our purpose. Our approach to sustainability is overseen by the Board of Directors. Our 2025 DMA identified four material topics, of which one (Climate change) aligns with the EU Taxonomy objectives of climate change mitigation and adaptation. For our specific processes and engagement activities addressing climate change, see the Climate change section of the Sustainability statement. To view our sustainability reporting, see our Sustainability statement.

EU Taxonomy eligibility and alignment 2025 - Investments

	% of AUM	Absolute value (EUR million)
Total Assets under management (AUM)	100%	287,496
Assets covered by the KPI	50.9%	146,250

	% of covered assets -Turnover based	% of covered assets - CapEx based
Taxonomy eligible	4.80%	5.41%
Nuclear activities	0.03%	0.03%
Fossil gas activities	0.12%	0.04%
Taxonomy aligned	0.91%	1.42%
Undertakings subject to Article 19a and 29a of Directive 2013/34/EU	0.91%	1.42%
of which Non-financial undertakings	0.23%	0.35%
of which Financial undertakings	0.69%	1.07%
Other covered counterparties and real estate assets	-	-
Investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policyholders	0.14%	0.20%
Exposures included on a voluntary basis	n.m.	n.m.
Transitional activities	0.07%	0.10%
Enabling activities	0.63%	0.81%
Nuclear activities	0.07%	0.16%
Fossil gas activities	0.48%	0.04%

Taxonomy aligned per objective	% of covered assets -Turnover based	% of covered assets - CapEx based
Climate Change Mitigation (CCM)	0.85%	1.38%
Climate Change Adaptation (CCA)	0.01%	0.02%
Water and marine resources (WTR)	0.00%	0.00%
Circular economy (CE)	0.04%	0.02%
Pollution (PPC)	0.00%	0.00%
Biodiversity and Ecosystems (BIO)	0.00%	0.00%

Non-assessed exposures	% of covered assets	Absolute value (EUR million)
Exposures financing non-assessed non-material activities of counterparties	-	-
Exposures financing counterparties reporting in accordance with Article 7(9) of Directive 2025/4568/EU	-	-
Non-assessed exposures considered non-material by the reporting entity	-	-

Breakdown of covered assets	% of covered assets	Absolute value (EUR million)
Undertakings subject to Article 19a and 29a of Directive 2013/34/EU	50.87%	146,250
of which Non-financial undertakings	2.77%	4,053
of which Financial undertakings	97.23%	142,196
Other covered counterparties and real estate assets	1.32%	3,807
Investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders	3.11%	4,556
Exposures included on a voluntary basis	-	-

n.m. – not measured

EU Taxonomy alignment 2024 - Investments

EU Taxonomy alignment[1] 2024	Percentage of investments covered		Absolute value (EUR million)
The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with the following weights for investments in undertakings per below:		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:	
Turnover-based:	0.31%	Turnover-based:	832
Capital expenditures-based:	0.50%	Capital expenditures-based:	1,340
The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.	
Coverage ratio:	91%	Coverage:	269,834

1   EU Taxonomy alignment for two environmental objectives: climate change mitigation and climate change adaptation

ESRS disclosure requirements

ESRS disclosure requirements covered by Aegon's Sustainability statement

The table below includes a list of the ESRS disclosure requirements that are applicable to Aegon given the outcome of the double materiality assessment and covered in the Sustainability statement. The references are linked to the pages and/or paragraphs where the related disclosures can be found. In addition to the disclosure requirements listed below, a number of ESRS disclosure requirements and/or data points are disclosed elsewhere in this Annual Report. Please see the "Incorporation by reference" table on the next page for these disclosures.

ESRS Disclosure requirement (covered by the Sustainability statement)	Reference
ESRS 2 BP-1	Basis of preparation
ESRS 2 BP-2 (10, 11, 13, 14)	Basis of preparation - Specific circumstances
ESRS 2 BP-2 (16)	ESRS Disclosure Requirements - Incorporation by reference table
ESRS 2 GOV-1 (22)	Governance - Aegon's sustainability governance
ESRS 2 GOV-2	Governance - Aegon's sustainability governance
ESRS 2 GOV-4	Governance - Due diligence
ESRS 2 GOV-5 (specific to sustainability reporting)	Governance - Risk management and internal controls over sustainability reporting
ESRS 2 SBM-1 (40a iii)	Human capital - Metrics table
ESRS 2 SBM-1 (42c)	Basis of preparation - Value chain
ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS 2 SBM-3 (except 48e)	Impacts, risks, and opportunities' sections of: Climate change Human capital Business conduct Customers - Data privacy Customers - Responsible marketing practices Customers - Financial empowerment
ESRS 2 SBM-3 48f	Climate change - Assessment of anticipated financial effects and resilience
ESRS 2 SBM-3 48g	Basis of preparation - Specific circumstances - Change in preparation or presentation
ESRS 2 IRO-1	Impact, risk, and opportunity management - Double materiality assessment process
ESRS 2 IRO-2 56	ESRS Disclosure Requirements - ESRS disclosure requirements covered by Aegon's Sustainability statement
ESRS 2 IRO-2 56	ESRS Disclosure Requirements - Data points derived from other EU legislation
ESRS 2 IRO-2 59	Impact, risk, and opportunity management - Double materiality assessment process
ESRS E1-1 to E1-6; E1-9	Climate change
ESRS E1 ESRS 2 GOV-3	Climate change - Climate-linked remuneration
ESRS E1 ESRS 2 SBM-3	Climate change - Impacts, risks, and opportunities Climate change - Assessment of anticipated financial effects and resilience
ESRS E1 ESRS 2 IRO-1	Climate change - Impact, risk, and opportunity management - Double materiality assessment process Climate change - Assessment of anticipated financial effects and resilience
ESRS E1 ESRS 2 MDR-P	Climate change - Policies, procedures, and commitments
ESRS E1 ESRS 2 MDR-A	Climate change - Actions (and resources)
ESRS E1 ESRS 2 MDR-M	Climate change - Metrics
ESRS E1 ESRS 2 MDR-T	Climate change - Key performance indicator(s) and target(s)
ESRS E2 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E3 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E4 ESRS 2 SBM-3	Impact, risk, and opportunity management - DMA results
ESRS E4 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E5 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS S1-1 to S1-11; S1-13; S1-15 to S1-17	Human capital
ESRS S1 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S1 ESRS 2 SBM-3	Human capital - Impacts, risks, and opportunities
ESRS S1 ESRS 2 MDR-P	Human capital - Policies and procedures
ESRS S1 ESRS 2 MDR-A	Human capital - Actions (and resources)
ESRS S1 ESRS 2 MDR-M	Human capital - Metrics
ESRS S1 ESRS 2 MDR-T	Human capital - Key performance indicator(s) and target(s)
ESRS G1-1; G1-3; G1-4	Business conduct
ESRS G1 ESRS 2 GOV-1	Governance - Aegon's sustainability governance
ESRS G1 ESRS 2 IRO-1	Business conduct - Impact, risk, and opportunity management - Double materiality assessment process
ESRS G1 ESRS 2 MDR-P	Business conduct - Policies and procedures
ESRS G1 ESRS 2 MDR-A	Business conduct - Actions (and resources)
ESRS G1 ESRS 2 MDR-M	Business conduct - Metrics
ESRS G1 ESRS 2 MDR-T	Business conduct - Key performance indicator(s) and target(s)
ESRS S4-1 to S4-5	Customers Data privacy Responsible marketing practices Financial empowerment
ESRS S4 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S4 ESRS 2 SBM-3	Customers - Impacts, risks, and opportunities sections of: Data privacy Responsible marketing practices Financial empowerment
ESRS S4 ESRS 2 MDR-P	Customers - Policies and procedures sections of: Data privacy Responsible marketing practices Financial empowerment

ESRS Disclosure requirement (covered by the Sustainability statement)	Reference
ESRS S4 ESRS 2 MDR-A	Customers - Actions (and resources) sections of: Data privacy Responsible marketing practices Financial empowerment
ESRS S4 ESRS 2 MDR-M	Customers - Metrics sections of: Data privacy Responsible marketing practices Financial empowerment
ESRS S4 ESRS 2 MDR-T	Customers - Key performance indicator(s) and target(s) sections of: Data privacy Responsible marketing practices Financial empowerment
EU Taxonomy/Art.8	EU Taxonomy

Incorporation by reference

In our Sustainability statement we use the option to incorporate information by referring to other parts of this Annual Report. The table below includes an overview of disclosure requirements that are referenced.

ESRS disclosure requirement (covered outside the Sustainability Statement)		Reference
	Governance	
ESRS 2 GOV-1	The role of the administrative, management, and supervisory bodies (19, 21, 22, 23)	Chapter Corporate governance - section Sustainability governance; Section Composition of the Executive Committee and Board of Directors and the related composition table in the Report of the Board of Directors; The Governance and Sustainability section within the Report of the Board of Directors and the section Nomination and Governance Committee
ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes (29a to 29e)	The 2025 Executive Director Remuneration Report - section Executive Director Remuneration Policy in 2025, and all sub-sections of Short-term incentive; Section Calculation of 2025 short-term incentive which includes a description and weighting of the performance indicators in the respective tables
ESRS 2 GOV-5	Risk management and internal controls over sustainability reporting - focused on the wider ERM framework (36b to 36e)	Chapter Risk management - section Risk identification and risk assessment, section Risk monitoring and reporting, and section Emerging risk scan; Chapter Risk management - section Sustainability risk; Chapter Risk management - section Risk governance framework and section Governance structure including all sub-sections
	Strategy, business model and value chain	
ESRS 2 SBM-1	Description of significant products and services (40a(i))	Additional information - Overview per BU - sections Overview of sales and distribution channels and Overview of business lines (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management)
ESRS 2 SBM-1	Description of significant markets and/or customer groups (40a(ii))	Additional information - Overview per BU (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management)
ESRS 2 SBM-1	Description of sustainability-related goals, significant products and/or services, and significant markets and customer group and the elements of the entity's strategy that relate to or impact sustainability matters (40e to 40g)	Chapter Creating sustainable value - all sections within Creating sustainable value for our stakeholders
ESRS 2 SBM-1	Aegon's inputs and its approach to gathering, developing, and securing those inputs (42a)	Chapter Creating sustainable value - section How we create value for our stakeholders
ESRS 2 SBM-1	Aegon's outputs and outcomes in terms of current and expected benefits for customers, investors and other stakeholders (42b)	Chapter Creating sustainable value - section How we create value for our stakeholders
	Process to identify and assess material impacts, risks and opportunities	
ESRS 2 IRO-1	How Aegon prioritizes sustainability-related risks relative to other types of risks, including its use of risk-assessment tools (53c(iii))	Chapter Risk Management - section Sustainability risk
ESRS 2 IRO-1	The extent to which and how the process to identify, assess and manage impacts, risks and opportunities is integrated into Aegon's overall risk management process and used to evaluate Aegon's overall risk profile and risk management processes (53e, 53f)	Chapter Risk management - section Risk identification and risk assessment, section Risk monitoring and reporting, section Emerging risk scan, and section Sustainability risk
	Business conduct	
ESRS 2 GOV-1 (G1)	The role of the administrative, management, and supervisory bodies related to business conduct (5)	Chapter Corporate governance - section Sustainability governance; Section Composition of the Board and Executive Committee; The Governance and Sustainability section within the Report of the Board of Directors and the section Nomination and Governance Committee

Phased-in and omissions

For certain disclosure requirements, ESRS allows for a phased-in approach when it is impracticable to prepare the disclosures. An overview of disclosures in which Aegon uses the phased-in approach is presented in the table below. This table aligns with the amended transitional provisions adopted by the European Commission in 2025 ("Quick Fix" Delegated Regulation). Aegon did not use the option to omit classified or sensitive information or information relating to intellectual property, know-how, or results of innovation. Aegon did not use the exception to disclose impending developments or matters in the course of negotiations, as provided for in articles 19a(3) and 29a(3) of Directive 2013/34/EU.

ESRS Disclosure requirement	Specific disclosure	Status Aegon	Reason to (partially) exclude information	Action plan	Expected year of (full) disclosure
ESRS 2 SBM-1 - 40b	A breakdown of total revenue, as included in its financial statements, by significant ESRS sectors.	No progress. Aegon does already provide segment reporting as required by IFRS 8 Operating segments in the financial statements (note 5).	The European Commission has not yet finalized the ESRS sector classification, and this disclosure requirement is deferred until the European Commission publishes a Delegated Act setting the application date. Therefore, Aegon is not required to report on this.	Aegon is waiting for the final ESRS simplification package.	N/A
ESRS 2 SBM-3 - 48e	The anticipated financial effects of the undertaking's material risks and opportunities on its financial position, financial performance and cash flows over the short, medium, and long term, including the reasonably expected time horizons for those effects.	Aegon has improved its DMA by taking a data driven and evidence based approach to assess material IROs. Although Aegon uses quantitative input in some areas, it is not able to quantify the anticipated financial effects on its financial position.	ESRS allows to omit this information for financial years 2025 and 2026.	Aegon will periodically review and update the data used to assess its material IROs. Based on this, Aegon will further enhance its narrative of anticipated financial effects and, where possible, quantify the impact on its financial position.	2027
S1-13 Training and skills development metrics	The average number of training hours per employee and by gender.	Aegon discloses the average number of training hours per employee, but not the split per gender.	ESRS allows to omit this information for financial years 2025 and 2026.	Aegon is waiting for the final ESRS simplification package. In the current draft proposal, the gender split for training hours is not required.	N/A
E1-4 34a Targets related to climate change mitigation and adaptation	GHG emission reduction targets shall be disclosed in absolute value (either in tCO_2e or as a percentage of the emissions of a base year) and, where relevant, in intensity value.	Aegon set reduction targets for the investment portfolio (scope 3) based on intensity value, which is in line with market practice within the financial industry.	Target setting based on absolute value is considered less meaningful for financial institutions. Aegon applies the phased-in option to exclude information for financial years 2025 and 2026 (also referring to ESRS 1 - 10.2, specifically paragraph 133a).	Aegon is waiting for the final ESRS simplification package. In the current draft proposal, financial institutions are exempted from disclosing absolute values for their scope 3, category 15 emission intensity targets.	2027
E1-9 Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities.	Aegon discloses a qualitative analysis of climate change effects. Refer to the "Assessment of anticipated financial effects and resilience" in the "Climate change" section. Further, Aegon includes Total carrying amount of real estate assets by energy efficiency classes (ESRS E1-9, 67b) in the metrics table under the "Climate change" section.	Aegon takes a phased approach for the full implementation of this requirement as more market data will become available in the coming years. ESRS allows to omit this information for financial years 2025 and 2026.	Aegon will continue to monitor data availability to fulfill this disclosure requirement in the coming years.	2027

Data points derived from other EU legislation

The following table includes data points derived from other EU legislation. For each data point, it is specified which EU regulation is applicable, if the data point is material for Aegon and where the information can be found in the Annual Report, if material.

	Relevant EU legislation					
	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material for Aegon	Reference
ESRS 2 GOV-1 Board's gender diversity, paragraph 21(d)	Yes	N/A	Yes	N/A	Yes	Report of the Board of Directors - Table included in the Composition of the Board section
ESRS 2 GOV-1 Percentage of board members who are independent, paragraph 21(e)	N/A	N/A	Yes	N/A	Yes	Report of the Board of Directors - Table included in the Composition of the Board section
ESRS 2 GOV-4 Statement on due diligence, paragraph 32	Yes	N/A	N/A	N/A	Yes	Governance - Due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities, paragraph 40(d)i	Yes	Yes	Yes	N/A	No	N/A
ESRS 2 SBM-1 Involvement in activities related to chemical production, paragraph 40(d)ii	Yes	N/A	Yes	N/A	No	N/A
ESRS 2 SBM-1 Involvement in activities related to controversial weapons, paragraph 40(d)iii	Yes	N/A	Yes	N/A	No	N/A
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco, paragraph 40(d)iv	N/A	N/A	Yes	N/A	No	N/A
ESRS E1-1 Transition plan to reach climate neutrality by 2050, paragraph 14	N/A	N/A	N/A	Yes	Yes	Climate change - Actions (and resources)
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks, paragraph 16(g)	N/A	Yes	Yes	N/A	No	N/A
ESRS E1-4 GHG emission reduction targets, paragraph 34	Yes	Yes	Yes	N/A	Yes	Climate change - Key performance indicator(s) and target(s)
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors), paragraph 38	Yes	N/A	N/A	N/A	No	N/A
ESRS E1-5 Energy consumption and mix, paragraph 37a	Yes	N/A	N/A	N/A	No	N/A
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors, paragraphs 40 to 43	Yes	N/A	N/A	N/A	No	N/A
ESRS E1-6 Gross scope 1, 2 and 3 and Total GHG emissions, paragraph 44	Yes	Yes	Yes	N/A	Yes	Climate change - Metrics
ESRS E1-6 Gross GHG emissions intensity, paragraphs 53 to 55	Yes	Yes	Yes	N/A	Yes	Climate change - Metrics
ESRS E1-7 GHG removals and carbon credits, paragraph 56	N/A	N/A	N/A	Yes	No	N/A
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks, paragraph 66	N/A	N/A	Yes	N/A	Yes	Phased-in
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk, paragraph 66(c).	N/A	Yes	N/A	N/A	No	N/A
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes, paragraph 67(c).	N/A	Yes	N/A	N/A	No	N/A
ESRS E1-9 Degree of exposure of the portfolio to climate-related opportunities, paragraph 69	N/A	N/A	Yes	N/A	No	N/A
ESRS E2-4 Amount of each pollutant listed in Annex II of the E PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Yes	N/A	N/A	N/A	No	N/A
ESRS E3-1 Water and marine resources, paragraph 9	Yes	N/A	N/A	N/A	No	N/A
ESRS E3-1 Dedicated policy, paragraph 13	Yes	N/A	N/A	N/A	No	N/A
ESRS E3-1 Sustainable oceans and seas, paragraph 14	Yes	N/A	N/A	N/A	No	N/A
ESRS E3-4 Total water recycled and reused, paragraph 28c	Yes	N/A	N/A	N/A	No	N/A
ESRS E3-4 Total water consumption in m^3 per net revenue on own operations, paragraph 29	Yes	N/A	N/A	N/A	No	N/A
ESRS 2- SBM 3 - E4, paragraph 16(a)	Yes	N/A	N/A	N/A	No	N/A

	Relevant EU legislation					
	SFDR reference	**Pillar 3 reference**	**Benchmark Regulation reference**	**EU Climate Law reference**	**Material for Aegon**	**Reference**
ESRS 2- SBM 3 - E4, paragraph 16(b)	Yes	N/A	N/A	N/A	No	N/A
ESRS 2- SBM 3 - E4, paragraph 16(c)	Yes	N/A	N/A	N/A	No	N/A
ESRS E4-2 Sustainable land/agriculture practices or policies, paragraph 24 (b)	Yes	N/A	N/A	N/A	No	N/A
ESRS E4-2 Sustainable oceans/seas practices or policies, paragraph 24(c)	Yes	N/A	N/A	N/A	No	N/A
ESRS E4-2 Policies to address deforestation, paragraph 24(d)	Yes	N/A	N/A	N/A	No	N/A
ESRS E5-5 Non-recycled waste, paragraph 37(d)	Yes	N/A	N/A	N/A	No	N/A
ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	Yes	N/A	N/A	N/A	No	N/A
ESRS 2- SBM3 - S1 Risk of incidents of forced labour, paragraph 14(f)	Yes	N/A	N/A	N/A	No	N/A
ESRS 2- SBM3 - S1 Risk of incidents of child labour, paragraph 14(g)	Yes	N/A	N/A	N/A	No	N/A
ESRS S1-1 Human rights policy commitments, paragraph 20	Yes	N/A	N/A	N/A	Yes	Governance - Human rights
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8, paragraph 21	N/A	N/A	Yes	N/A	Yes	Governance - Human rights
ESRS S1-1 processes and measures for preventing trafficking in human beings, paragraph 22	Yes	N/A	N/A	N/A	No	N/A
ESRS S1-1 workplace accident prevention policy or management system, paragraph 23	Yes	N/A	N/A	N/A	No	N/A
ESRS S1-3 grievance/complaints handling mechanisms, paragraph 32(c)	Yes	N/A	N/A	N/A	Yes	Human Capital - Policies and procedures (Approach to discrimination and harassment) Human capital - Channels to raise concern
ESRS S1-14 Number of fatalities and number and rate of work-related accidents, paragraph 88(b) and (c)	Yes	N/A	Yes	N/A	No	N/A
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness, paragraph 88(e)	Yes	N/A	N/A	N/A	No	N/A
ESRS S1-16 Unadjusted gender pay gap, paragraph 97(a)	Yes	N/A	Yes	N/A	Yes	Human capital - Metrics
ESRS S1-16 Excessive CEO pay ratio, paragraph 97(b)	Yes	N/A	N/A	N/A	Yes	Human capital - Metrics
ESRS S1-17 Incidents of discrimination, paragraph 103(a)	Yes	N/A	N/A	N/A	Yes	Human capital - Metrics
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD Guidelines, paragraph 104(a)	Yes	N/A	Yes	N/A	No	N/A
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain, paragraph 11(b)	Yes	N/A	N/A	N/A	No	N/A
ESRS S2-1 Human rights policy commitments, paragraph 17	Yes	N/A	N/A	N/A	No	N/A
ESRS S2-1 Policies related to value chain workers, paragraph 18	Yes	N/A	N/A	N/A	No	N/A
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines, paragraph 19	Yes	N/A	Yes	N/A	No	N/A
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8, paragraph 19	N/A	N/A	Yes	N/A	No	N/A
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain, paragraph 36	Yes	N/A	N/A	N/A	No	N/A
ESRS S3-1 Human rights policy commitments, paragraph 16	Yes	N/A	N/A	N/A	No	N/A
ESRS S3-1 Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines, paragraph 17	Yes	N/A	Yes	N/A	No	N/A
ESRS S3-4 Human rights issues and incidents, paragraph 36	Yes	N/A	N/A	N/A	No	N/A
ESRS S4-1 Policies related to consumers and end-users, paragraph 16	Yes	N/A	N/A	N/A	Yes	Business conduct - Code of Conduct Governance - Human rights

	Relevant EU legislation					
	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material for Aegon	Reference
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 17	Yes	N/A	Yes	N/A	Yes	Business conduct - Code of Conduct Governance - Human rights
ESRS S4-4 Human rights issues and incidents, paragraph 35	Yes	N/A	N/A	N/A	No	N/A
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws, paragraph 24(a)	Yes	N/A	Yes	N/A	Yes	Business conduct - Metrics
ESRS G1-4 Standards of anti-corruption and anti-bribery, paragraph 24(b)	Yes	N/A	N/A	N/A	Yes	Business conduct - Actions (and resources)

Disclosure by segment

The table below provides an overview of which business segments are covered by the metrics presented in the Sustainability statement in this Annual Report.

Indicators per material topic	Segment					
	Americas	United Kingdom	International	Asset Management	Holding and other activities	Joint Ventures
Climate change						
Investment footprint	●	●	●	●	–	○
Operational footprint and energy consumption	●	●	●	●	●	○
Human capital						
Direct employees and non-employee workers	●	●	●	●	●	○
New employees, leavers, and turnover	●	●	●	●	●	○
Social protection and adequate wage	●	●	●	●	●	○
Absenteeism	○	●	●	●	●	○
Family-related leave	●	●	●	●	●	○
Employee engagement	●	●	●	●	●	●
Collective bargaining	●	●	●	●	●	○
Training and skills development	●	●	●	●	●	○
Gender split and age groups	●	●	●	●	●	○
Work-related complaints and incidents	●	●	●	●	●	○
Women in senior management	●	●	●	●	●	○
Ratio of CEO compensation to median compensation	●	●	●	●	●	○
Gender pay gap	●	●	●	●	●	○
Customers						
Data privacy training	●	●	●	●	●	○
Information security training and phishing-awareness	●	●	●	●	●	○
Significant fines of mis-selling	●	●	●	●	–	○
Pricing and product development (policy compliance)	●	●	●	–	–	○
Customer complaints	●	●	●	–	–	○
Customer satisfaction (NPS)	●	●	–	–	–	○
Business conduct						
Code of conduct attestation	●	●	●	●	●	○
Policy compliance	●	●	●	●	●	○
Fraudulent activity	●	●	●	●	●	●

● reported
○ not reported
– not applicable

Additional information

Introduction

This section contains sustainability-related information that Aegon chooses to disclose in addition to the disclosures made in accordance with the ESRS in the Sustainability statement. It contains information on Aegon's sustainability-related commitments across various initiatives.

It also includes several metrics that are not mandatory but are still considered relevant to our sustainability benchmarks and ratings. The Additional information section is not subject to limited assurance, unless referenced from the Sustainability statement.

Our commitments

Aegon adopts over-arching and sector-specific global sustainability frameworks and initiatives to align with and report against its sustainability strategy, policies, and performance.

These initiatives guide our internal practices and policies and help shape our overall approach to sustainability.

We understand that we cannot achieve our sustainability ambitions on our own. We are therefore contributing towards a number of overarching international initiatives, including the Task Force on Climate-related Financial Disclosures (TCFD) framework, United Nations Global Compact (UNGC), and United Nations Sustainable Development Goals (SDGs).

In addition, Aegon has signed up and committed to sector-specific initiatives, including the Principles for Responsible Investment (PRI), UNEP-FI Principles for Sustainable Insurance (PSI), and the Net-Zero Asset Owner Alliance (NZAOA).

A complete list of our commitments is available on our website.

Task Force on Climate-related Financial Disclosures

Previously, Aegon disclosed its TCFD-related information in a separate section under Additional information of its Annual Report. Starting from this reporting year, climate-related disclosures are integrated into the Climate change section of the Sustainability statement of this Annual Report. Refer to the TCFD content index to see how Aegon meets the TCFD recommendations.

United Nations Global Compact

In 2021, Aegon became a signatory of the UNGC, thereby committing to implement universal sustainability principles in human rights, labor, environment, and anti-corruption, as well as taking steps to support the UN goals, currently the SDGs. As a signatory, Aegon is committed to disclosing its progress annually via a Communication on Progress (COP) submission. Our 2025 report can be accessed through www.unglobalcompact.org.

United Nations Sustainable Development Goals

In 2015, the United Nations adopted 17 Sustainable Development Goals (SDGs). These goals cover poverty reduction, education, gender equality, climate change, and health. Each of these goals is accompanied by a set of targets and indicators.

At Aegon, we are committed to supporting the UN SDGs, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-term interest of business and the global economy. However, a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors.

The table on the next page maps our actions to nine SDGs and their relevant targets.

Aegon's contribution to the United Nations Sustainable Development Goals

SDG	SDG target	Aegon's contribution
Good health and wellbeing Ensure healthy lives and promote wellbeing for all at all ages.	**Target 3.4** By 2030, reduce by one third premature mortality from non-communicable diseases through prevention and treatment and promote mental health and well-being. **Target 3.a** Strengthen the implementation of the World Health Organization Framework Convention on Tobacco Control (WHO FCTC) in all countries, as appropriate.	Aegon excludes investments in tobacco production, aligning with the WHO FCTC through the Tobacco-Free Finance Pledge. Our employee wellbeing is supported through flexible working, family leave, and mental health initiatives. Moreover, MAG Seguros, majority-owned by Aegon, offers products for people with chronic diseases who maintain a healthy lifestyle, including those with hypertension, obesity, diabetes, HIV, or cancer (breast, prostate, non-melanoma skin). Aegon Spain provides insurance policies with breast cancer coverage, including home help, psychological support, and access to a second medical opinion.
Gender equality Achieve gender equality and empower all women and girls.	**Target 5.5** Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.	In 2025, we maintained our focus on achieving and sustaining gender balance within senior management and throughout our succession planning processes. Our efforts included ongoing tracking of gender representation in leadership roles, with 39% women in senior management from 2025. We also disclose both unadjusted and adjusted gender pay gaps (32% and 12% respectively), and supports inclusion through our active Employee Resource Groups.
Affordable and clean energy Ensure access to affordable, reliable, sustainable, and modern energy for all.	**Target 7.2** Increase substantially the share of renewable energy in the global energy mix. **Target 7.3** Double the global rate of improvement in energy efficiency.	In 2025, 48% of Aegon's total electricity usage was sourced from renewables. The Cedar Rapids Community Solar Garden supplied renewable energy to Transamerica and Aegon Asset Management facilities in the United States. Aegon continues to improve energy efficiency through upgrades in US offices, including LED lighting, building management systems, and property portfolio optimization, such as relocation of our head office in the Netherlands to better fit our hybrid working model.
Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.	**Target 8.7** Take immediate and effective measures to eradicate forced labor, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labor.	Aegon conducts a biennial Human Rights Risk Assessment and maintains a Vendor Code of Conduct that prohibits forced or compulsory labor. The Group Responsible Investment Policy excludes companies involved in controversial weapons and those linked to human rights abuses, money laundering, or terrorism financing. A high proportion of Aegon's employees are covered by social protection systems and collective bargaining agreements.
Reduced inequalities Reduce inequality within and among countries.	**Target 10.2** Empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.	Aegon's Employee Resource Groups (ERGs), totaling 36 in 2025, are open to all employees and provide spaces to discuss topics of interest, strengthen engagement, and shape company culture. Notably, the VERBATE program launched with ProudNL, offering professional development for ERG board members. Ongoing support from Group and business units ensured ERGs had the resources to make a meaningful impact on workplace inclusion and culture.
Responsible Consumption and Production Ensure sustainable consumption and production patterns.	**Target 12.6** Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.	Aegon assesses the sustainability performance of its supplier base through EcoVadis scores. Sustainability information is integrated into the Annual Report and management reporting cycles. Since 2024, Aegon has included supplier GHG emissions in its overall reporting and monitors supplier practices to encourage reductions in their climate impact.
Climate action Take urgent action to combat climate change and its impacts.	**Target 13.1** Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries. **Target 13.2** Integrate climate change measures into national policies, strategies, and planning.	By 2030, Aegon aims to: Reduce the weighted average carbon intensity of Aegon's corporate fixed income and listed equity general account assets by 50% against a 2019 baseline; Reduce the scope 1 and 2 carbon intensity of Aegon's directly held real estate investments by 42% against a 2019 baseline; Invest an additional USD 1 billion, on top of Aegon's existing USD 2.5 billion invested amount, in activities to help mitigate climate change or adapt to the associated impacts by 2030, and continue engagements with at least the top 20 corporate carbon emitters in Aegon's portfolio. The company has also achieved a 77% reduction in absolute operational carbon emissions (scope 1 and 2) relative to the 2019 baseline. By the end of 2025, Aegon invested USD 3.2 billion in climate mitigation and adaptation activities. Aegon integrates climate change measures into its investment policy, risk management, and reporting, aligning with TCFD and NZAOA frameworks.
Peace, justice, and strong institutions Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels.	**Target 16.1** Significantly reduce all forms of violence and related death rates everywhere. **Target 16.4** By 2030, significantly reduce illicit financial and arms flows, strengthen the recovery and return of stolen assets, and combat all forms of organized crime. **Target 16.6** Develop effective, accountable and transparent institutions at all levels.	Aegon excludes companies involved in controversial weapons and applies global sanctions, including to regimes that specifically target human rights abuses, as outlined in our Group Responsible Investment Policy. Aegon has also implemented several policies on Financial Economic Crime to prevent its businesses from involvement in money-laundering and terrorist financing, fraud, and/or bribery.
Partnerships for the Goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development.	**Target 17.14** Enhance policy coherence for sustainable development.	Aegon engages with various stakeholders, including the UN Global Compact, UNEP FI, NZAOA, and other industry peers and external organizations to advance sustainability and climate action goals.

Principles for Responsible Investment

In 2022, Aegon became an asset owner signatory to the PRI, following Aegon AM's asset manager signatory status since 2011. The PRI sets out guidelines designed to help investors incorporate ESG factors into their investment practice, oriented around six principles:

- Principle 1: We will incorporate ESG issues into investment analysis and decision-making processes.
- Principle 2: We will be active owners and incorporate ESG issues into our ownership policies and practices.
- Principle 3: We will seek appropriate disclosure on ESG issues by the entities in which we invest.
- Principle 4: We will promote acceptance and implementation of the Principles within the investment industry.
- Principle 5: We will work together to enhance our effectiveness in implementing the Principles.
- Principle 6: We will each report on our activities and progress towards implementing the Principles.

As a signatory, Aegon is committed to transparently reporting on responsible investment practices for its general account. Its latest public Transparency Report covering the 2024 reporting period can be accessed via the PRI Data Portal.

UNEP-FI Principles for Sustainable Insurance

Aegon is one of the founding signatories of the UNEP-FI PSI. The PSI aims to make sure sustainability becomes "business as usual." The PSI comprises four basic principles.

As a signatory, Aegon reports annually on the actions taken to implement the PSI's four principles on its website. See Aegon's PSI Performance for the latest overview.

Net-Zero Asset Owner Alliance

Aegon became a signatory to the NZAOA in 2021. The NZAOA is a UN-convened group of institutional investors committed to transitioning their portfolios to net-zero greenhouse gas emissions by 2050. As a signatory, we have committed to transitioning our general account investment portfolio[1] to net-zero greenhouse gas emissions by 2050, with clear targets for 2030. For more information on these targets, please see the Climate change section of the Sustainability statement.

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[1] The general account portfolio consists of assets where Aegon can make investment decisions, considering Aegon's legal obligations of Aegon as prescribed by local laws and regulations. A similar approach applies to selected investments where Aegon Asset Management, in its capacity as manager, makes the investment decisions. For discretionary investments for the account of third parties and off-balance sheet investments, the investment decisions are driven by the relevant third parties and Aegon's legal and/or fiduciary obligations, as prescribed by local laws and regulations.

Additional metrics

Introduction

In addition to the metrics disclosed under the material topics in the Sustainability statement, Aegon also voluntarily discloses information relevant to our sustainability approach, benchmarks, and ratings.

The table below includes information that goes beyond specific reporting requirements and is not linked to Aegon's material topics identified through the DMA.

Additional metrics

	unit	2025	2024	%
Lobbying				
Political advocacy				
Monetary value of political contributions	EURm	0.2	0.3	(28%)
Amount of internal and external lobbying expenses	EURm	0.7	0.7	(4%)
Amount paid for membership to lobbying associations	EURm	4.0	3.5	14%
Community investment				
Total cash donations	EURm	9.0	8.1	12%
Inclusion through financial empowerment	EURm	1.6	1.4	11.0%
Inclusion through social empowerment	EURm	5.2	5.5	(5.2%)
Other	EURm	2.2	1.1	97%
Proportion of cash donations to key themes	%	75%	86%	(11pp)
Proportion of cash donations to Inclusion through financial empowerment	%	17%	17%	(0pp)
Proportion of cash donations to Inclusion through social empowerment	%	58%	68%	(11pp)
Number of organizations receiving cash donations	nr	451	491	(8%)
Volunteering				
Volunteering hours	hours	25,383	23,123	10%
Volunteering value	EURm	2.0	1.7	14%
Total community investment				
Total value community investment	EURm	11.0	9.8	12%
Total value community investment as proportion of net result	%	0.5%	0.4%	0.1pp
Management of relationships with suppliers				
Total spend on goods and services	EURb	1.5	1.2	28%
Top 150 ("in-scope") suppliers				
Spend on goods and services - top 150 in-scope suppliers	EURb	1.1	0.7	52%
Proportion of total spend on goods and services with top 150 in-scope suppliers	%	71%	60%	11.2pp
Supplier ESG assessment				
Number of in-scope suppliers assessed for ESG performance	nr	99	83	19%
Spend on goods and services with in-scope suppliers assessed for ESG performance	EURb	0.8	0.5	50%
Proportion of spend with in-scope suppliers assessed for ESG performance	%	74.2%	75.3%	(1.1pp)
Overall score of in-scope suppliers assessed for ESG performance	1-100	61	61	0%
Proportion of in-scope suppliers scoring 1-24 (insufficient)	%	-	-	0pp
Proportion of in-scope suppliers scoring 25-44 (partial)	%	6%	12%	(6pp)
Proportion of in-scope suppliers scoring 45-64 (good)	%	51%	49%	1pp
Proportion of in-scope suppliers scoring 65-84 (advanced)	%	38%	37%	1pp
Proportion of in-scope suppliers scoring 85-100 (outstanding)	%	5%	1%	4pp
Weighted average time to pay an invoice	days	27.7	32.1	(14%)
Number of legal proceedings currently outstanding for late payments	nr	2	-	n.m.
Integration of ESG in risk policies				
Percentage of risk management policies where ESG risk considerations have been integrated into the in-scope policies	%	100%	100%	0pp
Business travel				
Air travel - total distance	million km	58.4	50.0	17%
Air travel - Economy (as % of total distance)	%	74%	75%	(2pp)
Air travel - Premium (as % of total distance)	%	26%	25%	2pp
Air travel - Short distance (as % of total distance)	%	4%	5%	(1pp)
Air travel - Medium distance (as % of total distance)	%	66%	64%	2pp
Air travel - Long distance (as % of total distance)	%	30%	31%	(1pp)
Train travel - total distance	million km	1.8	1.7	6%
Car travel - total distance	million km	5.1	7.3	(30%)
Air travel - total emissions	tCO_2e	7,382	7,483	(1%)
Train travel - total emissions	tCO_2e	60	49	22%
Car travel - total emissions	tCO_2e	829	1,177	(30%)

	unit	2025	2024	%
Responsible tax				
Total taxes borne by Aegon	EURm	198.0	373.7	(47%)
Corporate income tax	EURm	(87.6)	30.2	(390%)
Americas	EURm	9.2	38.4	(76%)
United Kingdom	EURm	(2.0)	5.1	(138%)
Netherlands	EURm	(95.1)	(13.5)	606%
Other	EURm	0.3	0.2	59%
Taxes collected on behalf of others	EURm	2,284	2,222	3%
Total customers	million	24.9	24.4	2%
Americas	million	10.2	10.2	0%
United Kingdom	million	3.8	3.7	2%
International	million	10.9	10.5	4%
New customers	million	7.1	4.1	72%

n.a. – not applicable; n.m. – not measured; pp - percentage points

Supplementary explanation

Air travel emissions
While total distance of air travel increased by 17%, air travel emissions declined by 1%. This result is due to the change in route mix (higher share of medium haul and economy class travel) and updated emission factors.

Methodology
Details of the underlying methodologies used for the metrics are outlined below.

Lobbying
Political contributions may include direct financial or in-kind support to political parties, their elected representatives, or persons seeking political office. It may also include indirect political contributions made through an intermediary organization, such as a lobbyist or charity, or support made to an organization, such as a think tank or trade association, linked to or that supports particular political parties or causes. The contributions consist of those made by Transamerica's Political Action Committee (PAC), which acts independently from Aegon or Transamerica. The PAC receives voluntary donations from Transamerica employees and distributes the pooled donations according to the decision of the independent board of the PAC.

Lobbying expenses are payments for activities undertaken with governments, government institutions, and/or regulators to support issues and initiatives that Aegon believes will benefit its customers, employees, society, and businesses. The expenses mainly reflect the cost of personnel dedicated to lobbying or advocacy activities.

Membership in lobbying associations refers to an agreement by which someone joins a professional or advocacy association. A professional association is defined here as a body of persons engaged in the same profession, usually formed to maintain standards and represent the profession in discussions with other bodies or institutions. An advocacy association advocates on behalf of the profession to other bodies, institutions, or policymakers. However, advocacy may not be the only type of activity that the association undertakes.

Community investment
Cash donations are contributions to charities and other non-profit organizations made in accordance with the Aegon Ltd. Charitable Donations Standards.

Volunteering value is calculated as the number of hours multiplied by the average hourly employee employment costs (= total employment costs/total hours worked by direct employees). The total number of working days in the reported period includes all working days, excluding weekends and national holidays.

Management of relationships with suppliers
Our top 150 suppliers consistently represent approximately 80% of our total supplier spend. The proportion of total spend on goods and services with the top 150 ("in-scope") suppliers is based on actual invoice payments and does not take into account accruals. As a result, the denominator "Total spend on goods and services (in EUR billions)" can not be reconciled to the expenses in the financial statements. For 2025, actual spend data was used for the full calendar year 2025. In 2024, actual spend data was used until September 30, 2024, and the fourth quarter was based on actual spend data of the previous year.

Supplier ESG assessment
The metrics in this category refer to suppliers assessed using the EcoVadis methodology, which measures the quality of a company's sustainability management system through its policies and actions. Suppliers are assigned to five scoring buckets based on the EcoVadis scoring methodology, which considers criteria for environmental protection, labor and human rights, business ethics, and sustainable procurement. The higher the score, the better the supplier's sustainability performance. The spend data used to calculate the indicators for the supplier ESG assessment is de same spend as described above under "Management of relationships with suppliers."

Integration of ESG in risk policies
Integration of ESG in risk policies includes in-scope Financial, Underwriting, and Operational risk management policies where ESG risk considerations have been integrated. In-scope policies are those policies where ESG integration was planned.



Business travel

Air travel: short distance covers routes <483km or <300 miles, medium distance between 483km or 300 miles and 3,702km and 2,300 miles, and long distance covers routes >3,702km or >2,300 miles. For more details on how we calculate emissions, see the Climate change methodology section in the Sustainability statement.

Responsible tax

The data covers all entities over which Aegon has management control including divested businesses, up to the closing date. For corporate income tax, there is often no direct correlation between the tax reported on earnings for any given year and the amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the company's profit & loss statement but directly in equity. Additionally, payments and refunds for prior years can impact the amounts paid or received in the current year. For more information see Aegon's Global Tax Report.

Total customers

Customers include individuals, groups, and corporations. This designation also includes participants in pension plans administered by trustees and those with white-label products serviced by Aegon or Transamerica. Customers of our joint ventures are included on a 100% basis. In this context, the customers of our joint venture in Brazil are reported in the segment International.

New customers are those who acquired a product or service during the reporting period (and were not previously customers of Aegon). Customers of our joint ventures are included on a 100% basis.

External recognition

Aegon's sustainability performance is independently validated through third-party ESG ratings and sustainability benchmarks. These assessments provide transparency around the integration of sustainability into our business operations, supporting key stakeholder decision-making. ESG ratings and benchmarks evaluate issues most relevant to the life and health insurance sector.

Their insights inform Aegon's materiality and disclosure processes and complement our reporting under regulatory frameworks such as the EU CSRD and ESRS. Oversight is provided by Aegon's Global Sustainability Board (GSB), which reviews performance quarterly. Updates to ESG scores are published throughout the year on the "Our ratings" page of the Aegon website. The performance overview below reflects scoring as of February 2026.



MSCI ESG Rating: Aegon received a rating of "**AAA**", a measure of a company's resilience to long-term, industry-specific sustainability risks and their exposure to and management of these risks relative to peers.



Morningstar Sustainalytics ESG Risk Rating: Aegon has been assessed at "**Low Risk**" of experiencing material financial impacts from ESG factors with a score of **14.4**, based on evaluation of the "Life and Health Insurance Subindustry."



ISS ESG Corporate Rating: Aegon continues to hold a rating of "**C+**" and "**Prime Status,**" exceeding the scoring threshold for the "Insurance" industry-specific risk exposure and footprint.



S&P Global Corporate Sustainability Assessment (CSA): Aegon achieved a score of **65** (out of 100) with a percentile ranking of **89** in the "Insurance industry," earning inclusion in the **S&P Global Sustainability Yearbook 2026**.



CDP (Climate): Aegon received a "**B**" score, placing it in the "**Management**" band for the Financial Sector assessment, which reflects coordinated action on climate-related issues.

	unit	2025	2024	%
Sustainability benchmarks				
MSCI ESG Rating[1]	AAA to CCC	AAA (Leader)	AA (Leader)	Increase
Morningstar Sustainalytics ESG Risk Rating[2]	0 to 100	14.4 (Low Risk)	14.0 (Low Risk)	Decrease
ISS ESG Corporate Rating[3]	A+ to D-	C+ (Prime)	C+ (Prime)	Stable
S&P Global Corporate Sustainability Assessment (CSA)[4]	0 to 100	65 (Yearbook Member)	59	Increase
CDP (Climate)[5]	A to D-	B (Management)	D (Disclosure)	Increase
FTSE4Good Index Series[6]	0 to 5	4.7 (Index Member)	3.9 (Index Member)	Increase
Bloomberg ESG Performance Score[7]	0 to 10	5.5 (Leading)	6.2 (Leading)	Decrease
LSEG ESG Score[8]	A+ to D-	A	A	Stable
EcoVadis Sustainability Rating[9]	0 to 100	72 (Silver)	64 (Bronze)	Increase
Workplace Pride Benchmark[10]	Tier status	Ambassador	Ambassador	Stable

1 As of September 2025, Aegon received an ESG Rating of "AAA". MSCI ESG Ratings measure a company's resilience to long-term, industry-specific sustainability risks using a rules-based methodology. MSCI analysts research and rate companies on a "AAA" (leader) to "CCC" (laggard) scale based on their exposure to and management of these risks relative to peers. The use by Aegon of any MSCI ESG research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks, or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Aegon by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided "as-is" and without warranty. MSCI names and logos are trademarks or service marks of MSCI. © 2026 MSCI Inc - All rights reserved.

2 As of December 2025, Aegon was assigned an ESG Risk Rating of 14.4 (Low Risk) by Morningstar Sustainalytics, based on its evaluation of the "Life and Health Insurance Subindustry" and was assessed to be at low risk of experiencing material financial impacts from ESG factors. The 2024 ESG Risk Rating was not available at the time of publication of the Aegon Integrated Annual Report 2024, so the 2023 ESG Risk Rating of "15.3 (Low Risk)" was referenced as the latest available score. The actual 2024 ESG Risk Rating of "14.0 (Low Risk)" has since been published and has been revised in the table. In no event shall the rating be construed as investment advice or expert opinion as defined by the applicable legislation. Risk categories are defined by scoring, from "Negligible" (0) to "Severe" (>40). © 2026 Morningstar Sustainalytics. All rights reserved. This publication contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third-party suppliers (third-party data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate, or suitable for a particular purpose. Their use is subject to conditions available at www.sustainalytics.com/legal-disclaimers.

3 As of December 2025, Aegon received an ISS ESG Corporate Rating of "C+ (Prime)" and "Decile Rank 1" of the "Insurance Industry". The ISS ESG Corporate Rating is the proprietary methodology of Institutional Shareholder Services Inc. ("ISS"). © ISS. All rights reserved. This rating is provided for informational purposes only. It does not constitute an endorsement, sponsorship, or recommendation by ISS, nor does it represent the views or opinions of ISS beyond the rating itself. All rights in the rating and associated methodologies remain solely with ISS. The rating may not be reproduced, redistributed, or used to infer any industry ranking or relative performance without an ISS licensing agreement.

4 As of February 2026, Aegon received a CSA score of 65 (out of 100) and a percentile ranking of 89 in the "Insurance industry", securing inclusion in the S&P Global Sustainability Yearbook 2026. © 2026 S&P Global Inc. All rights reserved.

5 As of December 2025, Aegon received a B (Management) score, indicating an organization is taking coordinated action on climate-related issues. The Management band (B/B-) is one of four scoring levels - Disclosure (D), Awareness (C), Management (B), and Leadership (A) - used across CDP's Climate Change assessments, including the sector-specific Financial Services framework. © 2026 CDP Worldwide.

6 As of January 2026, FTSE Russell continued to certify Aegon as a constituent company in the FTSE4Good Index Series, with an ESG Score of 4.7 (100th percentile) as of December 2025. Percentile ranking refers to the FTSE Industry Classification Benchmark for "Life Insurance/Assurance." © 2026 FTSE Russell.

7 As of January 2026, Aegon is ranked at the 98th percentile for "Insurance" peers under the Bloomberg ESG Classification System (BECS). Scoring refreshed periodically by Bloomberg and potentially subject to change. © 2026 Bloomberg Finance L.P. All rights reserved.

8 As of January 2026, Aegon is ranked 5/375 Insurance Companies with a score of 86. Scoring refreshed weekly by LSEG and potentially subject to change. © 2026 LSEG. All rights reserved. LSEG ESG Information is proprietary to LSEG Limited and/or its affiliates ("LSEG").

9 As of January 2026, Aegon has an EcoVadis "Sustainability Rating" of 72 and 86th percentile (Silver Medal). Percentile rankings refer to all assessed companies. © EcoVadis SAS 2026 - All rights reserved.

10 Aegon participates in the annual Workplace Pride Global Benchmark © and as of June 2025 achieved "Ambassador" status for the seventh consecutive year, awarded to organizations scoring between 70% and 90% on Workplace Pride's LGBTIQ+ inclusion criteria. Workplace Pride Global Benchmark used with the permission of Workplace Pride Foundation.

Limited assurance report of the independent auditor on the sustainability statement

To: the shareholders and the Board of Directors of Aegon Ltd.

Our conclusion

We have performed a limited assurance engagement on the consolidated sustainability statement for 2025 of Aegon Ltd. based in Hamilton, Bermuda (hereinafter: the company or Aegon) in section "sustainability statement" of the accompanying Board report including the information incorporated in the sustainability statement by reference (hereinafter: the sustainability statement).

Based on our procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the sustainability statement is not, in all material respects:

- Prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and compliant with the double materiality assessment process carried out by the company to identify the information reported pursuant to the ESRS; and
- Compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

Our conclusion has been formed on the basis of the matters outlined in this limited assurance report.

Basis for our conclusion

We have performed our limited assurance engagement on the sustainability statement in accordance with Dutch law, including Dutch Standard 3810N, "Assurance-opdrachten inzake duurzaamheidsverslaggeving" (Assurance engagements relating to sustainability reporting), which is a specified Dutch standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised), "Assurance engagements other than audits or reviews of historical financial information."

Our assurance engagement was aimed to obtain a limited level of assurance that the sustainability statement is free from material misstatements. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our responsibilities in this regard are further described in the section "Our responsibilities for the limited assurance engagement on the sustainability statement" of our report.

We are independent of Aegon Ltd. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. This includes that we do not perform any activities that could result in a conflict of interest with our independent assurance engagement and we are not involved in the preparation of the sustainability statement, as doing so may compromise our independence.

Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for Professional Accountants). The ViO and VGBA are at least as demanding as the International code of ethics for professional accountants (including International independence standards) of the International Ethics Standards Board for Accountants (the IESBA Code) as relevant to limited assurance engagements on sustainability statements of listed entities in the Netherlands.

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Emphasis of matter
Treatment of Investments managed for third-party clients

We draw attention to the disclosures in the sustainability statement regarding the treatment of Investments managed for third-party clients included in the sub-section "Value chain" as part of the section "Basis of preparation." As described in the sustainability statement, Aegon has excluded investments managed for third-party clients from its sustainability statement.

The determination of whether Investments managed on behalf of third-party clients must be included in the sustainability statement may be affected by stakeholder expectations and regulatory developments. Our conclusion is not modified in respect of this matter.

Inherent limitations associated with measurement or evaluation of sustainability information

Significant uncertainties affecting the quantitative metrics and monetary amounts

Chapter "Specific circumstances," section "Use of estimates" in the sustainability statement identifies the quantitative metrics and monetary amounts that are subject to a high level of measurement uncertainty and discloses information about the sources of measurement uncertainty and the assumptions, approximations, and judgements the company has made in measuring these in compliance with the ESRS.

Comparability may be limited for entity-specific sustainability information

The company provides additional entity-specific sustainability information in the chapters "Environmental information", section "Climate change mitigation and adaptation", chapter "Social information", sections "Human capital," "Data privacy," "Responsible market practices," and "Financial empowerment," and the chapter "Governance information," section "Business conduct". The comparability of entity-specific sustainability information between entities and over time may be affected by the absence of a uniform practice or availability of external information sources to measure or evaluate this information that can support comparability. This allows for the application of different, but acceptable, measurement techniques.

Inherent limitations of a double materiality assessment process

The sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment.

Inherent limitations of forward-looking information

In reporting forward-looking information in accordance with the ESRS, management describes the underlying assumptions and methods of producing the information, as well as other factors that provide evidence that it reflects the actual plans or decisions made by the company (actions). Forward-looking information relates to events and actions that have not yet occurred and may never occur. The actual outcome is likely to be different since anticipated events frequently do not occur as expected.

Responsibilities of management and the Board of Directors for the sustainability statement

The Chief Executive Officer and the Executive Committee (hereinafter: management), subject to control of the Board of Directors, are responsible for the preparation of the sustainability statement in accordance with the ESRS, including the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of material impacts, risks and

opportunities in accordance with the ESRS. As part of the preparation of the sustainability statement, management is responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

Management is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the company's sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS.

Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the sustainability statement that is free from material misstatement, whether due to fraud or error.

The Chief Executive Officer and the Executive Committee are responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by the company.

Our responsibilities for the limited assurance engagement on the Sustainability statement

Our responsibility is to plan and perform the limited assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.

We apply the applicable quality management requirements pursuant to the Nadere voorschriften kwaliteitsmanagement (NVKM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1, and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements.

Our limited assurance engagement included amongst others:
- Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS.
- Obtaining through inquiries a general understanding of the internal control environment, the company's processes for gathering and reporting entity-related and value chain information, the information systems and the company's risk assessment process relevant to the preparation of the sustainability statement and for identifying the company's activities, determining eligible and aligned

economic activities and prepare the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), without obtaining assurance information about the implementation or testing the operating effectiveness of controls.

- Assessing the double materiality assessment process carried out by the company and identifying and assessing areas of the sustainability statement, including the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise ('selected disclosures'). Designing and performing further assurance procedures aimed at assessing that the sustainability statement is free from material misstatements responsive to this risk analysis.
- Considering whether the description of the double materiality assessment process in the sustainability statement made by management appears consistent with the process carried out by the company.
- Determining the nature and extent of the procedures to be performed for Aegon subsidiaries. For this, the nature, extent and/or risk profile of these subsidiaries are decisive. Performing analytical review procedures on quantitative information in the sustainability statement, including consideration of data and trends.
- Assessing whether the company's methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends, however our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate management's estimates.
- Analyzing, on a limited sample basis, relevant internal and external documentation available to the company (including publicly available information or information from actors throughout its value chain) for selected disclosures.

- Reading the other information in the annual report to identify material inconsistencies, if any, with the sustainability statement.
- Considering whether the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the company and are consistent or coherent with the sustainability statement, appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met, and whether the key performance indicators disclosures have been defined and calculated in accordance with the Taxonomy delegated acts, and comply with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented.
- Considering the overall presentation, structure, and fundamental qualitative characteristics of information (relevance and faithful representation: complete, neutral and accurate) reported in the sustainability statement, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).
- Considering, based on our limited assurance procedures and evaluation of the evidence obtained, whether the sustainability statement as a whole, is free from material misstatements and prepared in accordance with the ESRS.

Communication

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the assurance engagement and significant findings that we identify during our assurance engagement.

The Hague, March 25, 2026

EY Accountants B.V.

Tom de Kuijper

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result and valuation equity. Operating result is calculated by consolidating on a proportionate basis Aegon's joint ventures and associated companies, except for its associate ASR Nederland N.V. Operating result reflects Aegon's profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside of the normal course of business. Valuation equity represents the sum of shareholders' equity and the Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group's economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon's business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon's results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon's primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing.

Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

- Financial Risks - Rapidly rising, or sustained low or negative interest rates; Financial market disruptions, adverse economic conditions and political or regional instability; Elevated levels of inflation; Illiquidity of investment assets; Credit risks, valuation declines, and defaults in investment portfolios or counterparty failures; Equity market declines; Real estate market downturns; Default of a major financial institution and systemic risks; Unavailable, unaffordable, or insufficient reinsurance, and failure of reinsurers, to whom Aegon has ceded risk, to meet their obligations; A credit rating downgrade; Currency exchange rate fluctuations; Asset-liability management risks; Unexpected investment valuation changes and impairments.
- Underwriting Risks - Differences between actual claims experience and underwriting or reserve assumptions; Inadequate pricing of products with guarantees; Restrictions on underwriting criteria and data usage; Product underperformance and exposure to litigation or negative publicity; Reinsurance may be unavailable, unaffordable, or insufficient; Catastrophic events.
- Operational Risks - Competitive factors; Unsuccessful acquisitions, divestitures, or major reorganizations; Difficulties in distributing and marketing products through current and future channels; Slow adoption of emerging technologies; Unsuccessful management of climate risk exposure; Gaps in risk management policies and processes; Disruptive events undermining the resilience of business services and IT systems; Evolving cybersecurity threats and security breaches; Actual or perceived data privacy non-compliance or security breaches; Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies; Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations; Bankruptcy, service disruptions, or poor performance by third-party providers or their subcontractors; Challenges in attracting, retaining or motivating key personnel.
- Political, regulatory, and supervisory risks - Any further requirements to increase Aegon's technical provisions and/or hold more regulatory capital; Political or other instability in a country or geographic region; Changes in accounting standards; Limitations on the ability of subsidiaries and participations to pay dividends to Aegon Ltd.; Risks of application of intervention measures.

- Legal and compliance risks - Legal proceedings, arbitration outcomes, or regulatory actions; Changes in government regulations in the jurisdictions in which Aegon operates; Evolving scrutiny and increased attention to sustainability matters; Tax risks; Risks related to Bermuda domiciliation; Difficulties in protecting intellectual property and vulnerability to infringement claims.
- Risks relating to Aegon's common shares - Volatility of Aegon's share price; Influence of Vereniging Aegon over Aegon's corporate decisions; Currency fluctuations; Impact of convertible securities over the market price of common shares.
- Risks relating to our redomiciliation and relocation of our headquarters - Uncertainty regarding whether the redomiciliation will occur and whether expected benefits will be achieved; Retention of personnel and execution risks associated with the multi-year redomiciliation and headquarters relocation project, including the potential for costs exceeding budgeted amounts; Potential increases in certain operating costs following a change in domicile and relocation of our headquarters; Potential adverse effects on our business resulting from the change in domicile and relocation of our headquarters; The change in accounting regime may create execution risks and impact the timeliness and accuracy of our financial reporting; The change in tax residency may increase our effective tax rate and compliance burden, and could limit future redomiciliation outside the US; Risk of adverse tax consequences for holders of Aegon common shares as a result of the redomiciliation.

Additionally, Aegon provides some information in this report that is informed by various stakeholder expectations, non-US regulatory requirements, and third-party frameworks. Such information, whether provided here or in Aegon's other disclosures (including website materials), is not necessarily material for SEC reporting purposes.

Even in instances where we use "material", this should not in all instances be deemed to refer to materiality for purposes of our U.S. federal securities filings, as there are various definitions of materiality used by different stakeholders, including but not limited to a more expansive "double materiality" standard pursuant to the European Sustainability Reporting Standards that has informed much of our sustainability disclosure. Similarly, while we leverage various frameworks in our disclosures, we cannot guarantee, and language such as "align" or "follow" is not meant to imply, complete alignment with these requirements.

We similarly cannot guarantee complete alignment with any stakeholder's interpretation or preference for the measurement or presentation of sustainability or other information in this report. Expectations, as well as our own approach, continue to evolve and may change for a variety of reasons, including regulatory or business requirements or other factors that may not be in our control. Similarly, certain disclosures are based on hypothetical scenarios which may not be reflective of expectations or future events; such scenarios are subject to inherent uncertainty given the long time frames and breadth of variables involved. As a final note, documents and website references included herein are provided solely for convenience and are not incorporated by reference absent express language to the contrary.

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